April 4, 2011

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-4631

Re:	Lennar Corporation Form 10-K for Fiscal Year Ended November 30, 2010
Filed January 31, 2011
File No. 1-11749

Dear Mr. O’Brien:

This is Lennar Corporation’s response to your letter dated March 29, 2011 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to our above-referenced filing and our letter dated March 24, 2011 in response to your letter dated March 14, 2011. For your convenience, we have reproduced the full text of each of the Staff’s comments in bold and provided our response to each comment immediately after the comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 25

1.	We note your response to comment 3 in our letter dated March 14, 2011. Specifically, we note your reference to your disclosure on page 34 that homebuilding revenues for the East increased because of an increase in the number of home deliveries in all of the states in this segment, except New Jersey. In future filings, please provide investors with an explanation as to why the number of home deliveries increased in all of the states in the East except New Jersey. Similarly, please explain why home deliveries in all of the states in Central decreased except for Colorado. If you believe this discussion and analysis has been provided in another section of the Form 10-K, please provide investors with a cross reference to the discussion and analysis. Please refer to Item 303 (A)(3)(i) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

In future filings, we will expand our analysis of our results of operations to include what we believe to be the reasons why home deliveries in our reportable segments increased and/or decreased in particular states.

2.	We note your response to comment 4 in our letter dated March 14, 2011. In future filings, please provide investors with a discussion and analysis of material changes in the mix of homes sold by reportable segment that materially impact homebuilding revenues and/or gross margins on home sales by reportable segment. To the extent that you are shifting your focus on the mix of homes to be offered and/or sold in any of your reportable segments, please also provide investors with a discussion and analysis of the impact in this shift in mix of homes. Please refer to Item 303 (A)(3)(ii) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

As part of Lennar’s normal operations, it constantly analyzes the market for homes in each of the communities in which it is building homes (of which there were 452 at February 28, 2011) and adjusts on a community by community basis the mix of homes it builds in particular communities in order to meet current demand for homes in those communities. This can result in short term changes in the mix of homes Lennar builds. Further, completion of communities in some locations, and opening of communities in locations with different demand profiles, can in the short term alter the mix of homes Lennar is building. Changes in mix for these reasons often are not indicative of a trend, even in a single reportable segment. On the other hand, if Lennar sees a widespread change in demand, or it makes a decision to emphasize one type of home and deemphasize another type of home, in one of its homebuilding segments or nationally, that could be indicative of a trend.

In future filings, if there is a material change in the mix of homes sold in a reportable segment or if as a matter of company strategy we shift our focus on the mix of homes we are offering or selling in any of our reportable segments, and these changes are likely to impact in a material respect the homebuilding revenues and/or gross margins on home sales in a reportable segment, we will provide investors with a discussion and analysis of such changes.

8. Rialto Investment Segment, page 103

Description of the Transactions with the FDIC

Supplemental comments 3 through 8 relate to two limited liability companies (the “LLCs”) formed by the Federal Deposit Insurance Corporation (“FDIC”) in which Lennar’s Rialto Investment Segment owns 40% equity interests. As background for the specific responses to those comments, the following is a description of the formation of the two LLCs and Lennar’s investment in them through subsidiaries of its Rialto Investment Segment.

The LLCs were formed under a Structured Transaction Program which the FDIC described as attempting to manage and sell assets of failed banking institutions that it acquired as receiver for those institutions. A copy of an FDIC publication captioned “FDIC Structured Transaction Fact Sheet,” which describes its Structured Transaction Program, is attached as Exhibit A to this letter. That Fact Sheet makes it clear that a principal purpose of the Program is to transfer day-to-day management of assets to experts from the private sector. Thus, under the caption “Key Points” it says:

The structured transactions allow the FDIC to retain an interest in the assets, while transferring day-to-day management responsibility to expert private sector professionals who also have a financial interest in the assets and share in the costs and risks associated with ownership.

The FDIC Fact Sheet says that bidders must have the expertise to manage and dispose of the asset portfolio.

The two LLCs are Multibank 2009-1 RES-ADC Venture, LLC and Multibank 2009-1 CML-ADC Venture, LLC. Multibank 2009-1 RES-ADC Venture, LLC holds residential mortgage loans that it acquired from the FDIC, as receiver for a number of failed financial institutions. Multibank 2009-1 CML-ADC Venture, LLC holds commercial mortgage loans that it acquired from the FDIC, as receiver for a number of failed financial institutions.

In December 2009, the FDIC issued two Term Sheets, of which Rialto received copies. One, captioned “Multibank Structured Transaction Residential ADC LLC 2009-1 Term Sheet” related to an offer by the FDIC, “as receiver for each of various failed financial institutions,” to sell, through a competitive sealed bid process, equity interests in newly-formed single purpose Delaware limited liability companies. That Term Sheet said that the transaction would relate to performing and non-performing primarily residential loans and related assets (such as participation interests and loans) with an unpaid principal balance of approximately $2.479 billion, including any real property that may be acquired that was formerly collateral for those loans. The other Term Sheet was captioned “Multibank Structured Transaction Commercial ADC LLC 2009-1 Term Sheet,” and was essentially identical with the first Term Sheet, except that it related to performing and non-performing primarily commercial property loans and related assets (such as participation interest and loans) with an aggregate unpaid principal balance of approximately $831 million, including any real property that may be acquired that was formerly collateral for such loans. The two Term Sheets are Exhibits B and C to this letter. Because these Term Sheets, and the transaction documents regarding the transactions to which they relate, are essentially identical, except with regard to the nature and principal amount of the loans involved, the references in this letter to provisions of the Term Sheets, the LLC Agreements and the Service Agreements, are to those documents with regard to both of the LLCs.

In the Term Sheets, the FDIC described what it was seeking to do as follows:

The Federal Deposit Insurance Corporation (“FDIC”) has separately been appointed as receiver for each of various failed financial institutions (the FDIC, in its separate capacities as receiver with respect to each such receivership, the “Receiver”). The Receiver is offering to sell, through a competitive sealed bid process (the “Transaction”), equity membership interests (each, a “Private Owner Interest”) in up to [three] [two] newly-formed single purpose Delaware limited liability companies (each, a “Company”) (the Receiver, as a member of a Company, the “Initial Member”).

The Term Sheets said that if a single bidder is selected for all the loans to which a Term Sheet related, there would be only one Company with regard to the transactions to which the Term Sheet related (which is what happened with regard to both transactions between the FDIC and Rialto).

The FDIC then stated in the Term Sheets:

Initially, the Initial Member [the FDIC] will own all of the membership (equity) interests in the Company (the “LLC Interests”). The Receiver will transfer the Loans to the Company on a servicing-released basis.

Bidders may bid to acquire the Private Owner Interest on either an all-cash (unleveraged) basis (the “Unleveraged Structure”) or on a leveraged basis (the “Leveraged Structure”), or both. References herein below to the Purchase Money Notes and/or the Note Guarantor are inapplicable in the context of the Unleveraged Structure.

Under the Leveraged Structure, in connection with the transfer of the Loans to the Company, the Company will issue to the Receiver one or more purchase money structured notes (the “Purchase Money Notes”). The transfer of the Loans to the Company will be in part a sale (to the extent of the Purchase Money Notes (in the Leveraged Structure)) and otherwise a capital contribution by the Initial Member. The Purchase Money Notes will be guaranteed by the FDIC, in its corporate capacity (the “Note Guarantor”). The Receiver (and any successor or assign) as holder of the Purchase Money Notes will have rights to receive cash flows that are senior to the rights of the holders of the LLC Interests, as described more fully below at “Priority of Payments”; no distributions will be made on the LLC Interests prior to the Defeasance Account for the Purchase Money Notes (see “Defeasance Account” below) becoming fully funded (the “Purchase Money Notes Defeasance Date”).

*        *        *

The winning bidder will purchase the Private Owner Interest from the Receiver for cash through a single purpose entity (the “Private Owner”) controlled by the winning bidder. Under the Leveraged Structure, (i) at the Closing Date, the Private Owner Interest will represent 40% of the total outstanding LLC Interests (and the Initial Member’s LLC Interest (the “Initial Member Interest”) will represent 60% of the outstanding LLC Interests), (ii) from and after the occurrence of the First Incentive Threshold Event (as described below), the Private Owner Interest will represent 35% of the Company’s outstanding LLC Interests (and the Initial Member Interest will correspondingly increase to 65% of the outstanding LLC Interests) and (iii) from and after the occurrence of the Second Incentive Threshold Event (as described below), the Private Owner Interest will represent 30% of the Company’s outstanding LLC Interests (and the Initial Member Interest will correspondingly increase to 70% of the outstanding LLC Interests).

*        *        *

Under the Leveraged Structure, the Purchase Money Notes will be sized to equal the value of the LLC Interests, creating leverage of 1:1. The value of the LLC Interests will be derived on the basis of the purchase price paid for the Private Owner Interest. Accordingly, for every $1 the Private Owner pays for the Private Owner Interest, the LLC Interests will be valued at $2.50.

*        *        *

According to information published by the FDIC, there were thirteen bidders (including Rialto) for some or all of the loans that were the subject of the residential loan offer, and there were eleven bidders (including Rialto) for some or all of the assets that were the subject of the commercial loan offer. Rialto was the successful bidder for all the assets that were the subject of both offers (it also bid with regard to other, unrelated, FDIC transactions as to which it was not the successful bidder). Accordingly, on February 9, 2010, the FDIC, two newly formed wholly owned subsidiaries of Rialto and each of the LLCs entered into an Amended and Restated Limited Liability Company Operating Agreement, and each of the LLCs, each of the two Rialto member subsidiaries, and another newly formed Rialto subsidiary, entered into separate Servicing Agreements relating to the assets of the two LLCs.

As a result of the two Amended and Restated Limited Liability Company Operating Agreements, the relationship between Rialto and its subsidiaries and the FDIC was as follows:

•	The FDIC had formed the two LLCs and initially was the sole owner of the two LLCs.

•

Rialto purchased from the FDIC a 40% interest (subject to reduction to a 35% interest once Rialto has received distributions totaling 200% of its investment and subject to reduction to 30% once Rialto has received distributions totaling 250% of its investments and constituting an internal rate of return of in excess of 20%) in each of the LLCs for a total of $243.44 million. This gave the FDIC’s equity interests in the two LLCs an implied combined value of $365.16 million and gave the two LLCs a combined implied total equity value of $608.60 million.

•

The two LLCs acquired residential mortgage related assets and commercial mortgage related assets with an unpaid principal balance of $2.995 million from the FDIC for $1,216.70 million, of which $243.44 million was the proceeds of Rialto’s equity investments, $365.16 million was contributed through the FDIC’s retention of 60% interests in the LLCs and $608.35 million was paid with notes (“Purchase Notes”) issued by the two LLCs to the FDIC, as receiver, which were guaranteed by the FDIC in its corporate capacity (which provides credit enhancement to the Purchase Notes if the FDIC, as receiver, decides to sell them).

•	Under the LLC Agreements, Rialto (through its subsidiaries) is the Manager of each of the LLCs.

•	Under the LLC Agreements, Rialto is responsible for servicing the loans and other assets held by each of the LLCs.

•

Lennar has posted a $5 million letter of credit with regard to each of the LLCs ($10 million of letters of credit in total) to guaranty Rialto’s performance of its obligations under the LLC Agreements.

The Purchase Notes are non-interest bearing. There is no recourse against an LLC or its members if the proceeds of collections or sales of assets held by that LLC are not sufficient to repay the principal of the Purchase Notes at maturity, but the proceeds of collections or sales of assets in excess of amounts needed to pay expenses must be placed in a Defeasance Account to be used to repay the notes until the amounts in the Defeasance Accounts equal the amounts due on maturity of the notes. No distributions may be made with regard to the equity interests in an LLC until the Defeasance Account relating to the Purchase Notes issued by that LLC is fully funded.

*         *         *

In the context of this background, Lennar’s responses to comments 3 through 8 are as follows:

3.	We note your response to comment 8 in our letter dated March 14, 2011. Please provide us with your analysis that the fees you receive under the agreement regarding your management of the two LLCs and the servicing of the loans are variable interests in the two LLCs. Please refer to ASC 810-10-55-37 for guidance. Please also provide us with an understanding of your business purpose for holding the 40% equity interest in the two LLCs.

Under the LLC Agreements, Rialto is entitled to receive from a Distribution Account maintained by a custodian with regard to each LLC a monthly management fee at the rate equal to 0.50% per annum of the Unpaid Principal Balance of the loans and other assets held by that LLC. All Loan Proceeds, a defined term, are to be deposited in the Distribution Account.

Loan Proceeds are (a) proceeds from collection, sale or refinancing of assets, to the extent those proceeds are not used to repair, replace or restore the underlying collateral, (b) operating cash flows of properties net of Servicing Expenses related to the properties, and (c) proceeds of sales or other dispositions or refinancings of loans, net of Servicing Expenses related to the sales, other dispositions or refinancings. Servicing Expenses are all “customary and reasonable out-of-pocket fees, costs, expenses and indemnifications.”

ASC 810-10-55-37 says fees paid to a legal entity’s decision maker or service provider are not variable interests if all of seven conditions (lettered a. through f.) are met. At least two of those seven conditions are not met with regard to the fees received by Rialto from the LLCs:

•

Condition b. is that “Substantially all of the fees are at or above the same level of seniority as other operating liabilities of the VIE that arise in the normal course of the VIE’s activities, such as trade payables.” Because Rialto’s management fee is paid out of the Distribution Account and the sums deposited in the Distribution Account are net of (a) costs of repairing, replacing or restoring the collateral underlying the LLCs’ assets, (b) all customary and reasonable out-of-pocket fees, costs, expenses and indemnifications related to the generation of operating cash flows of properties and (c) all customary and reasonable out-of-pocket fees, costs, expenses and indemnifications related to sales, other dispositions or refinancings of loans, the management fee is in effect subordinated to the payment of the costs of repairing, replacing or restoring collateral and the reasonable out-of-pocket costs, expenses and indemnifications related to the generation of operating cash flows or of sales, dispositions or refinancings of loans. Therefore, the management fee does not meet condition b.

•

Condition c. is that the decision maker or service provider does not hold other interests in the VIE that individually or in the aggregate, would absorb more than an insignificant amount of the VIE’s expected losses or receive more than an insignificant amount of the VIE’s expected residual returns. In view of Rialto’s 40% equity interests in the two LLCs, Rialto’s absorption of the LLCs’ expected losses or its receipt of the LLCs’ expected residual returns clearly are more than insignificant.

Because at least two of the conditions that ASC 810-10-55-37 requires be satisfied in order for fees paid to a legal entity’s decision maker or service provider not to be variable interests are not satisfied, the management and servicing fees that are payable to Rialto are variable interests.

Rialto’s business purpose for acquiring the 40% interests in the two LLCs is to obtain a significant return on its investment through distributions by the LLCs of proceeds of workouts of loans and orderly sales of loans and of properties obtained through foreclosure of loans. Rialto’s discretion to deal with the loans the LLCs hold and properties they acquire on foreclosure of those loans is a very important part of the analysis that leads it to believe it will be able to achieve a significant return on its investment. Rialto’s principal executive officer and other executives have a history of generating significant profits from acquisition and special servicing of non-investment quality real estate related assets.

4.	We note your conclusion that you have the power to direct the activities that most significantly impact the LLCs’ economic performance. We further note your determination that the LLCs’ activities that most significantly impact their economic performance are (a) servicing and disposition of mortgage loans and real estate obtained through foreclosure of loans; (b) restructuring of loans; and (c) the other planned activities associated with monetizing of loans. Based on the types of transactions that require the FDIC’s prior approval, it is unclear from the information provided in your response letter how you determined that you have the power over the servicing and disposition of mortgage loans, restructuring of loans, and other monetizing of loans activities. Please provide us with a comprehensive explanation as to how these approval rights represent activities that are fundamental changes in the LLCs’ activities rather than activities that most significantly impact the LLCs’ economic performance. Please also provide us with a comprehensive understanding of the power you do have over these activities. Please provide us with the specific references to the managing of the LLCs and the servicing of the corresponding loans agreement that provide you and the FDIC with the rights described in your analysis.

Response:

Section 3.1(a) of each of the LLC Agreements says in relevant part:

(a) Subject to the terms and conditions of this Agreement, the management of the Company shall be vested exclusively in the Person appointed from time to time hereunder as the “Manager” of the Company (the “Manager”), which Manager may, but is not required to be, a Member. Effective as of the Closing Date, the Private Owner [Rialto] is appointed as the Manager. Subject to the terms and conditions of this Agreement, the Manager shall have full and exclusive power and discretion to, and shall, manage the business and affairs of the Company in accordance with this Agreement.

Section 3.1(b) says:

(b) Except as otherwise specifically provided in this Agreement and without limitation of the powers expressly granted to the Manager under any other provision of this Agreement, the authority, duties (including fiduciary duties) and functions of the Manager shall be identical to the authority, duties (including fiduciary duties) and functions of the board of directors and officers of a corporation organized under the Delaware General Corporation Law (and not electing to be governed by subchapter XIV thereof). The Manager shall have no authority to take or authorize the taking of any action in contravention of any express term of this Agreement.

Section 12.1(a) of the LLC Agreements says in relevant part:

(a) Appointment and Acceptance as Servicer. Effective as of the Closing Date . . . the Manager is hereby appointed (and hereby accepts the appointment) with full authority and responsibility, in its own name, to act as the servicer for the Loans and any underlying Collateral.

Section 12.1 goes on to provide for the Manager to enter into Servicing Agreements with servicers. However, the LLC Agreements make it clear that it is the Manager that is responsible for servicing the loans, and that any Servicer acts as agent for the Manager. Thus, Section 12.3(b) says:

Notwithstanding anything to the contrary contained herein, the use of any Servicer (or any Subservicer) shall not release the Manager from any of its Servicing Obligations or other obligations under this Agreement, and the Manager shall remain responsible for all acts and omissions of each Servicer (and each Subservicer of each Servicer) as fully as if such acts and omissions were those of the Manager. All actions of each Servicer (or any Subservicer) performed pursuant to the Agreement (or any Subservicing Agreeement) shall be performed as agent of the Manager (or, in the case of Subservicers, the Servicer). Emphasis added.

Rialto has entered into Servicing Agreements with a servicer, but Rialto has the right to terminate them at any time without cause.

Sections 3.1(a), 3.1(b) and 12.1 clearly empower the Manager to (a) service and dispose of mortgage loans and real estate obtained through foreclosure of loans; (b) restructure loans; and (c) cause the LLCs to do anything else that is appropriate in order to monetize loans, unless something else in the LLC Agreements restricts the Manager’s ability to do so. That is consistent with the FDIC’s objective, set forth as the sole Key Point in the FDIC Structured Transaction Fact Sheet described above, of transferring day-to-day management responsibility to expert private sector professionals who also have a financial interest in the assets and share in the costs and risks associated with ownership.

The extent to which the LLC Agreements give the Manager control over the decisions that most significantly impact the LLCs economic performance is highlighted by Section 7.7 of the LLC Agreements, relating to business plans. Section 7.7 required that by July 15, 2010, the Manager must deliver to the Initial Member (the FDIC) written Business Plans relating to specific assets, and a Consolidated Business Plan, detailing the strategy to be used in managing and disposing of the assets of the Company. It goes on to say:

With respect to the first such Business Plans and Consolidated Business Plan, the Manager shall meet with the Initial Member as reasonably requested by the Initial Member from time to time during the thirty (30) Business Days following the Initial Member’s receipt of same, to review and discuss such Business Plans and Consolidated Business Plan, including changes thereto suggested by the Initial Member. Within thirty (30) Business Days following expiration of such review period, the Manager will deliver to the Initial Member a final version of such Business Plans and Consolidated Business Plan, including such changes as the Manager considers to be appropriate in light of its discussions with the Initial Member during such review period. (emphasis added).

Section 7.7 says that the Manager may review and revise each Business Plan and the Consolidated Business Plan as the circumstances require, and that it must provide periodic updates to the Business Plans and to the Consolidated Business Plan in January of each year. It then says:

Upon reasonable notice by the Initial Member [the FDIC], the Company shall make its personnel who are familiar with such Business Plans and with the Consolidated Business Plans available during normal business hours for the purpose of discussing such Business Plans and Consolidated Business Plans with representatives of the Initial Member and responding to questions there from.

In other words, Rialto is required to prepare and update Business Plans for the LLCs. It is required to discuss these Business Plans with the FDIC. But it is not required to adopt changes suggested by the FDIC. To the contrary, it is only required to include such changes to the initial Business Plans as it considers appropriate in light of its discussions with the FDIC, and it is only required to discuss subsequent Business Plans with, and respond to questions from, representatives of the FDIC.

There are some things that the Manager (Rialto) cannot do. They are described in Sections 3.11 and 3.12 of the LLC Agreements. They are:

•	Not permitting or causing the LLCs to file voluntary petitions for bankruptcy or take other advantage of insolvency statutes.

•	Not causing the LLCs to place liens, or permit liens to be placed, on the loans held by the LLCs or, with certain exceptions, the collateral underlying those loans.

Clearly, these are protective provisions to prevent fundamental changes in the LLCs or their ownership of their assets that could impair the value of the interests in the LLCs held by the FDIC.

There also are some things that the Manager cannot do without the approval of the FDIC, both as a member of the LLCs and as the guarantor of the Purchase Notes the LLCs issued to the FDIC. They are itemized in Section 3.4 of the LLC Agreements. Many of them are standard LLC member protections (such as the need for the FDIC’s approval of new members of the LLCs, of LLC actions that would cause the LLCs not to be taxed as partnerships, of LLC actions that would make it impossible for the LLCs to carry on their ordinary business, of the LLCs’ incurring liabilities other than in the ordinary course of business, of the LLCs selling assets to Rialto or an affiliate or of the LLCs’ transferring properties other than for the LLCs’ purposes). In addition, there are four types of transactions in which the Manager cannot cause the LLCs to engage without the approval of the FDIC. They are:

•

Bulk Sales of loans (i.e., sales involving multiple loans) by an LLC in any 12 month period (until the Purchase Notes given by the LLC are defeased) in excess of 10% of the unpaid principal balance of all the loans held by the LLC at the beginning of the 12 month period.

•	Financing the sale of loans, underlying collateral or property acquired through foreclosure of loans.

•	Selling loans, underlying collateral or property acquired through foreclosure of loans in transactions that provide for recourse against the LLCs or the FDIC (or its interests in the LLCs).

•	Advancing funds that would increase the unpaid principal amount of loans held by an LLC, other than to meet draw commitments or to pay Servicing Expenses.

The items that require approval by the FDIC all have the effect of protecting the FDIC’s investment (i.e., are protective rights). None of them gives the FDIC the right to participate in the management of the loans and foreclosed properties the proceeds of which will be the source of the LLCs’ economic performance. None of them materially restricts Rialto’s “full and exclusive power and discretion to . . . manage the business and affairs of the [LLCs],” or the other powers granted by the provisions described above. None of them changes the fact that Rialto has the power and discretion to do, without approval of or consultation with the FDIC, all the things that will affect the sums that ultimately will be collected by the LLCs with regard to the loans they own and the properties they acquire through foreclosure of those loans. This permits Rialto to conduct, without needing approval of the FDIC, all the primary activities of the LLCs, including:

•	Taking actions to collect sums due with regard to loans held by the LLCs.

•	Accelerating maturity of loans held by the LLCs that are in default.

•	Revising the terms of loans held by the LLCs.

•	Granting payment deferrals or waivers with regard to loans held by the LLCs and with regard to the collateral underlying those loans.

•	Foreclosing on the collateral securing loans held by the LLCs.

•	Operating, repairing and renovating, or overseeing the operation, repair or renovation of, properties acquired by the LLCs through foreclosure of loans held by them.

•

Selling individual (and to a limited extent, multiple) loans, and properties acquired on foreclosure of loans, that are held by the LLCs, so long as the sales do not provide for recourse against the LLCs or the FDIC and the LLCs do not provide seller financing in connection with the sales.

In view of the fact that Rialto (a) has the power and discretion to manage the business and affairs of the LLCs, (b) prepares, and can implement, business plans for the LLCs without approval by the FDIC, and without adopting changes suggested by the FDIC, and (c) has the powers to do the things described above with regard to loans and properties held by the LLCs (which will essentially be the only assets of the LLCs), Rialto has the power, and is required, to make the decisions that most significantly impact the LLCs’ economic performance.

The FDIC Structured Transaction Fact Sheet described above says that the purpose of the structured transaction program is to transfer day-to-day management responsibility to expert private sector professionals. The LLC Agreements clearly carry out that purpose.

5.	Please provide us with a copy of the agreement between you and the FDIC for the managing of the LLCs and the servicing of the corresponding loans.

Response:

Copies of the Amended and Restated Limited Liability Company Operating Agreements relating to the two LLCs and the Servicing Agreements between the two LLCs and Rialto (through a wholly owned subsidiary) are being provided as Exhibits D through G to this letter.

6.	Please provide us with an understanding as to how you would be removed from your role in managing the LLCs and servicing the loan portfolio, if the FDIC does not have the unilateral power to terminate your role. Please provide us with the specific section(s) in the agreement that reference the mechanisms for your termination. Please refer to ASC 810-10-25-38C. If you do not believe the FDIC’s kick-out rights to be substantive, please provide us with a detailed explanation as to why.

Response:

The provisions of the LLC Agreements that relate to the FDIC’s ability to remove Rialto as the Manager of the LLCs are Sections 3.2, 3.13(a) and 12.4.

Section 3.2 says:

3.2 Removal of Manager. Upon an Event of Default (and so long as [Rialto] is then Manager), the [FDIC] may remove [Rialto] as the Manager and appoint a successor manager at the sole discretion of the [FDIC] in accordance with Section 12.4, whereupon such successor Manager shall immediately succeed to all, or such portion as the [FDIC] and successor Manager agree, of the rights, powers, duties and obligations of the “Manager” hereunder and the predecessor Manager shall promptly take such actions as may be reasonably requested by the [FDIC] to facilitate the transition to such successor Manager.

Section 3.13(a) says, in relevant part:

(a) upon the occurrence of an Event of Default, in addition to all other remedies available hereunder or under any Ancillary Documents upon such an Event of Default, the [FDIC] shall be entitled to (i) remove [Rialto] as the Manager pursuant to Sections 3.2 and 12.4, (ii) remove [Rialto] as a Member, (iii) purchase (or cause a designee to purchase) the LLC Interest of [Rialto] pursuant to Section 3.14, (iv) designate itself or any applicable transferee Member as the Manager hereunder and/or (v) with or without notice to or demand upon [Rialto] (except as may be required by law), exercise any or all rights with respect to [security to ensure Rialto’s performance of its obligations under the LLC Agreements].

Section 12.4 provides, among other thing, that upon the occurrence of an Event of Default, the FDIC has the right to terminate the Servicing Agreement between the Manager and one or more servicers.

The term “Events of Default” is defined in the LLC Agreements. The definition includes failure of the LLC to fulfill certain obligations and a filing by an LLC for relief under the Bankruptcy Code or any other law for the relief of debtors. In addition, it includes the following with regard to Rialto (either as Manager or as an equity owner):

•	Failure of the Manager to comply in any material respect with or to enforce the provisions of the LLC Agreement.

•

Failure by the Servicer to perform in any material respect its obligations under the Servicing Agreement, or failure by the Manager to replace the Servicer upon the occurrence of an Event of Default under a Reimbursement, Security and Guaranty Agreement as a result of the Servicer’s acts or omissions or a material breach of or event of default under the Servicing Agreement by the Servicer.

•	Failure of the Manager to comply in a material respect with its obligations under the Servicing Agreement.

•	A change in the owner of Rialto’s equity interest in an LLC or in the Manager or a change in control of Rialto (except as expressly permitted).

•	Failure of the Manager to cause the LLC to repay funds advanced by the Manager, at its discretion, with regard to a loan to the extent the proceeds from that loan are available for such repayment.

•	Failure of the Manager to post security (the letter of credit) of $5 million, as required by the LLC Agreement, to secure its obligations under the LLC Agreement.

In other words, an Event of Default involves a material failure by an LLC to fulfill obligations, a material failure by the Manager to fulfill its obligations under the LLC Agreement or by the Servicer to fulfill its obligations under a Servicing Agreement or a change in control of Rialto. These are standard events of default, of the type that are found in almost every management agreement. None of them is so subjective that it would in effect provide the FDIC with the unilateral right to remove Rialto from its role in managing the LLCs and servicing the loans they own. Absent an Event of Default, there is no provision of the LLC Agreements permitting the FDIC to remove Rialto as the Manager.

The very limited rights given to the FDIC to remove Rialto from being the Manager are protective rights, not kickout rights. ASC 810-10-25-38C states “Protective rights held by other parties do not preclude a reporting entity from having the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance.”

7.	Please provide us with a detailed understanding of the purpose of the two LLCs and how the two LLCs were design. With regards to the design of the two LLCs, please tell us the involvement of the FDIC and Lennar. Please also explain the risks that the two LLC were designed to create and pass on to the FDIC and Lennar.

Response:

As described above, the two LLCs were formed by the FDIC to implement a Structured Transaction Program which the FDIC described as an effort by it to “manage and sell assets of failed banking institutions that it acquired as receiver for those institutions.” The LLC Agreements and other agreements were drafted by the FDIC and Rialto signed them with little or no negotiation as to terms. Because the FDIC created the structure of the transactions in which Rialto purchased interests in the two LLCs, neither Lennar nor Rialto knows what the FDIC viewed as the risks that the two LLCs were designed to create and pass on to the FDIC and Lennar. However, Lennar views the principal risk being passed on to it to be the risk that the proceeds from collections and sales of loans that were acquired by the two LLCs from the FDIC, as receiver, or properties obtained on foreclosure of those loans, will not be sufficient to enable Rialto to recover the purchase prices it paid to the FDIC for 40% interests in the LLCs and to generate acceptable returns on Rialto’s investment. This risk primarily relates to credit risk associated with borrowers on performing loans, the possibility of further deterioration in the credit of borrowers with regard to non-performing loans and the possibility of reductions in the prices for which properties securing the loans can be sold. It can be minimized by skillful collection and property sale efforts, which both Rialto and the FDIC expect Rialto to provide.

8.	We note that you have concluded that you could be required to absorb losses of the two LLCs that could potentially be significant to the LLCs based on the three contractual provisions. Please supplement the discussion of the three contractual provisions with an analysis as to how the losses you may be required to absorb relates to the total losses that the two LLCs would incur by quantifying your expected losses as compared to the two LLCs total losses. Please ensure that your analysis considers all possible scenarios.

Response:

Rialto has the obligation to absorb 40% of the first $428.75 million of losses suffered by the LLC that holds residential loans and 40% of the first $179.75 million of losses suffered by the LLC that holds commercial property loans.

Because no distributions may be made to the holders of the equity of an LLC until the Purchase Notes that were given by the LLC to the FDIC, as receiver, in payment of 50% of the consideration to the receiver for the loans and other assets acquired from it, to the extent proceeds from collections and sales of loans or properties obtained on foreclosure of loans are less than the full amount of the value given to the loans when they were acquired from the receiver, that loss would be absorbed as follows:

•

To the extent the loss is less than 50% of the acquisition value (i.e., the sum of the amount paid by Rialto for its 40% interest, the imputed value of the FDIC’s 60% interest and the amount of the LLC’s Purchase Notes) of the loans and other assets an LLC acquired from the receiver (i.e., is less than $428.75 million with regard to the LLC that acquired residential property loans or $179.75 million with regard to the LLC that acquired commercial property loans), the loss that would be borne 40% by Rialto and 60% by the FDIC.

•

To the extent (but only to the extent) the loss exceeds 50% of the acquisition value of the loans and other assets the LLC acquired from the receiver (i.e., is more than $428.75 million with regard to the LLC that acquired residential property loans or $179.75 million with regard to the LLC that acquired commercial property loans), the loss would be absorbed entirely by the holder of the Purchase Notes issued in connection with the acquisition of those loans and other assets (the FDIC, as receiver, or someone to whom the FDIC sold the Purchase Notes).

As a specific example of how the loss absorption would work with regard to an LLC, the following is how it would work with regard to Multibank 2009-1 RES-ADC Venture, LLC (the LLC that acquired residential loans and related assets from the FDIC, as receiver):

The value of the loans and other assets the LLC acquired from the FDIC, as receiver, was $857.5 million. Of this, $171.5 million was Rialto’s cash purchase price, $257.25 million was the imputed value of the FDIC’s 60% equity interest in the LLC, and $428.75 million was paid with Purchase Notes delivered by the LLC to the receiver. Accordingly, a loss will occur if the total proceeds of the collections and sales with regard to the loans acquired from the FDIC and properties obtained through foreclosure of those loans is less than $857.5 million (and a loss might be viewed as occurring if the total proceeds are less than that amount plus the expected return to the equity owners of the LLC). To the extent those proceeds are less than $857.5 million, but more than $428.75 million, the Purchase Notes would be paid in full, and the distributions to the equity holders would be reduced by the deficiency, of which 40% would have gone to Rialto and 60% would have gone to the FDIC. If the proceeds are less than $428.75 million, at which point Rialto’s equity investment of $171.5 million (and the FDIC’s imputed equity investment of $257.25 million) will have been entirely lost, the amount available for payment to the holders of the Purchase Notes (either the FDIC, as receiver, or someone to whom the FDIC sold the Purchase Notes) would be reduced by the amount by which the proceeds are less than $428.75 million, and therefore, the holders of the Purchase Notes would bear the loss to the extent it results from the proceeds being less than $428.75 million.

It is at least possible that Rialto’s loss could exceed its 40% share of any deficiency in payments to equity holders. Lennar has posted a $5 million letter of credit to secure its obligations under each LLC Agreement (a total of $10 million of letters of credit). If the reason the proceeds of collections and sales of loans held by a LLC or properties acquired on foreclosure of those loans are less than the acquisition value of the loans involves a claimed failure by Rialto fully to fulfill its obligations under the LLC Agreement, Rialto could bear the entire cost of the deficiency, at least up to the amount of the letter of credit it has posted.

The third contractual provision referred to in our March 24, 2011 in response to Comment 8 in your March 14, 2011 letter was the management fees to which Rialto is entitled under the LLC Agreements. These fees give Rialto the right to receive benefits from the LLCs. Because they are paid before funds are set aside for defeasance of the Purchase Notes, they are very unlikely to absorb losses suffered by the LLCs.

*         *        *

Lennar Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We hope the responses above fully address the Staff’s comments. Our Report on Form 10-Q for the period ended February 28, 2011 is due on April 11, 2011. We will very much appreciate your confirming as far in advance of the filing date as possible, and in any event by April 8, 2011, that all issues raised by your letters dated March 14, 2011 and March 29, 2011 have been resolved by the responses in our March 24, 2011 letter and this letter, or if there are any unresolved issues, telling us about them sufficiently in advance of April 11, 2011 so they can be resolved by that date.

If you have any questions or comments regarding any of our responses in this letter, please contact me by telephone at 305.229.6428 or by telecopy at 305.227.7115.

Sincerely,

/s/ Bruce E. Gross
Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation

cc:	Tracey Houser, Division of Corporation Finance

Exhibit A

FDIC Structured Transaction Fact Sheet

Background

In the early 1990s, the Resolution Trust Corporation (RTC) and the FDIC entered into a number of joint ventures or partnerships with the private-sector to facilitate the disposition of an unprecedented number of assets held by the RTC or FDIC as receiver or conservator for numerous failed banks and thrifts. These transactions were structured to align the interests of the parties and to capture the asset management efficiencies and expertise of the private sector. The strategy yielded higher present value recoveries to the RTC and FDIC than conventional sales methods.

The Partnerships

From December 1992 through October 1995, the RTC created 72 partnerships in the form of limited partnerships and business trusts holding real estate loans and assets with a total book value of $21.4 billion and another $18 billion of partnerships holding judgments, deficiencies, and charge-offs. Under the partnership program, the RTC acted essentially as a passive participant or limited partner (LP), with a private-sector investor, typically a an asset management company, responsible for managing and disposing of the assets and acting as the general partner (GP). The RTC aligned the financial incentives for the LP and GP to ensure that the assets in the portfolio would be liquidated in the most cost effective and mutually profitable manner. Factors considered in structuring the partnerships included the size of the asset portfolio, the type of asset, the expected duration of the partnership, the amount of leverage to provide the investor, and the investors’ expected equity capital rates of return.

The RTC contributed asset pools, usually subperforming loans, nonperforming loans, and real estate owned (REO) and arranged for financing of the partnership, while the GP invested equity capital and asset management services. The financing terms required that cash proceeds generated from the liquidation of assets be applied first to the retirement of the debt (usually bonds held by the RTC). After the debt was paid in full, the partners split the remaining proceeds according to the percentage of ownership each partner held.

Lessons Learned

The RTC experience demonstrated that partnerships could successfully be used as a vehicle to convey a large volume of assets of varying types and quality to private-sector ownership and management in a relatively short period of time by appealing to a range of investor profiles. Seven different types of partnership structures were used to adapt to changing market dynamics and the nature of assets to be liquidated. The partnerships were structured using several different legal forms with RTC holding a range of residual interests. Results achieved through this partnership model were higher than through other multiple-asset cash only sales methods, where assets were sold into a depressed market and discounted for unstable market conditions and a lack of liquidity.

Recent Structured Transactions

The FDIC, as receiver for a failed institution, has a legal responsibility to maximize recovery on assets. In accordance with this responsibility, the FDIC employs a variety of strategies to manage and sell the assets of failed institutions, including entering into arrangements that provide for the sharing of losses with financially sound institutions.

In early 2008, the FDIC, drawing on its past success with partnerships, again turned to the partnership model to sell large numbers of distressed assets (primarily non-performing single family and commercial real estate loans and related real property) held by recently failed financial institutions. Since that time, the FDIC has entered into two basic types of structured transactions with private sector investors, with all transactions to date using limited liability companies (LLCs), although other types of entities may be used in the future. As of October 2010, the FDIC has closed 18 structured transactions disposing of more than 32,000 assets and $21 billion in unpaid principal balance.

Risk Share Data Specifications

Key Points

The structured transactions allow the FDIC to retain an interest in the assets, while transferring day-to-day management responsibility to expert private sector professionals who also have a financial interest in the assets and share in the costs and risks associated with ownership

How it works:

•	The receiver forms an entity (to date, all LLCs) to which assets from one or more failed institutions are conveyed via a Contribution and Sale Agreement.

•	In exchange for contributing assets, the receivership receives all of the equity interest in the LLC.

•	To date two basic types of structured transactions have been created:

•

Participation Transactions: In transactions structured between May 2008 and March 2009, the receiver is a participant in the assets themselves. After formation of the LLC and contribution of the assets to the LLC, the LLC entered into a Participation and Servicing Agreement with the receivership, with the receivership typically holding an 80% interest in the assets (actual percentage is specific to each LLC). The LLC membership interest was sold to the successful bidder.

•

Partnership Transactions: Since September 2009, all structured transactions have been in the form of partnerships in which the receiver owns an equity interest in the entity. (Again, to date, LLCs have been used) that acquires the assets. The winning bidder (Private Owner) purchases a portion, typically ranging from 20-40%, of the equity in the LLC (actual percentage is specific to each LLC). These types of transactions continue to be offered and sold on an “all cash” or leveraged basis. To date all have included some form of seller financing.

•	Bidders must be pre-qualified, have demonstrated financial capacity and the expertise to manage and dispose of the asset portfolio, and have certified eligibility to purchase FDIC receivership assets.

•

Leveraged LLCs include financing in the form of either amortizing or non-amortizing purchase money notes issued by the LLC as partial payment for the assets conveyed by the receiver, in addition to the cash payment from the private investor for the purchase of its equity interest. The notes are generally guaranteed by the FDIC, in its corporate capacity, to facilitate their sale should the receiver decide to sell the notes.

•	Financing is offered at various levels and determined based on the risk and cash flow characteristics of the underlying pool of assets. As currently structured, ranges include:

•	Single Family Residential [“SFR”] ranges from 1:1 up to 6:1 debt to equity.

•	Commercial Real Estate [“CRE”] ranges from 1:1 up to 4:1 debt to equity.

•	Acquisition, Development & Construction Loans [“ADC”] typically does not exceed 1:1 debt to equity

•	Generally the notes must be paid off before the equity owners receive any distributions. Consent of FDIC is required to prepay the notes

•

In certain cases, the receiver may make funding facilities and pre-funded accounts available to the LLC to fund construction draws with respect to the assets and working capital needs of the LLC. Advances must be repaid from the cash flow prior to the equity owners receiving any distributions.

•

The Private Owner acts as the managing member of the LLC and is responsible for the management and servicing of the assets conveyed to the LLC. The managing member is obligated to enter into a Servicing Agreement with a qualified servicer to service the assets in a manner consistent with industry standards and to maximize their value to the LLC.

•	The Private Owner receives a monthly servicing or management fee that is specified prior to bid date to pay the servicer and other internal expenses incurred in servicing the assets.

•

Cash flow from the assets, after deducting the monthly servicing fee and advances for such things as taxes, insurance, and property protection expenses, are allocated first to pay off any notes and any other debt outstanding to the receiver and then, to the receiver and the Private Owner, in accordance with their percentage interests.

•

Transactions may include a provision that provides for a shift in ownership interests once a stated dollar amount of distributions to the receivership, including the sales price received in a competitive bid sale (Threshold), is reached. Upon reaching the Threshold, the ownership interests of the receiver and Private Owner change. The Threshold and the amount by which the percentage interests change are specific to each transaction and are established and disclosed to bidders prior to the bid date.

•

The Private Owner acting as the managing partner must adhere to stringent monthly, semiannual, and annual reporting requirements. The FDIC conducts compliance monitoring of the transactions on a regular basis in addition to an annual agreed upon procedures review of entity operations

Exhibit B

MULTIBANK STRUCTURED TRANSACTION RESIDENTIAL ADC LLC 2009-1

Term Sheet

This term sheet is provided for the convenience of prospective bidders. The FDIC makes no representations or warranties with respect to the information contained herein, which is subject to change and qualified in its entirety by reference to the transaction documents and the loan data to be provided to potential bidders.

Transaction Overview and Parties:

Description of Transaction and Structure:	The Federal Deposit Insurance Corporation (“FDIC”) has separately been appointed as receiver for each of various failed financial institutions (the FDIC, in its separate capacities as receiver with respect to each such receivership, the “Receiver”). The Receiver is offering to sell, through a competitive sealed bid process (the “Transaction”), equity membership interests (each, a “Private Owner Interest”) in up to three newly-formed single purpose Delaware limited liability companies (each, a “Company”) (the Receiver, as a member of a Company, the “Initial Member”).

The Transaction will relate to performing and non-performing primarily residential acquisition, development and construction loans and related assets (such as participation interests in loans) with an aggregate Unpaid Principal Balance (as defined at “Unpaid Principal Balance” below) of approximately $2.479 billion (such loans and related assets, including any real property that may be acquired that was formerly collateral for such loans (“REO”), collectively, the “Loans”), which portfolio has been divided into three pools (each, a “Pool”): the Western U.S. Pool of Loans with an aggregate Unpaid Principal Balance of approximately $657 million, the Central U.S. Pool with an aggregate Unpaid Principal Balance of approximately $465 million and the Eastern U.S. Pool of Loans with an aggregate Unpaid Principal Balance of approximately $1.357 billion. Bidders may bid on any or all of the Pools. A separate Company will be formed for, and this Term Sheet in all respects will apply separately to, each Pool. If a single bidder is selected for two, or all three, Pools, those Pools will be combined and only one Company will be formed for those Pools.

Initially, the Initial Member will own all of the membership (equity) interests in the Company (the “LLC Interests”). The Receiver will transfer the Loans to the Company on a servicing-released basis.

Bidders may bid to acquire the Private Owner Interest on either an all- cash (unleveraged) basis (the “Unleveraged Structure”) or on a leveraged basis (the “Leveraged Structure”), or both. References hereinbelow to the Purchase Money Notes and/or the Note Guarantor are inapplicable in the context of the Unleveraged Structure.

Residential ADC Term Sheet FINAL 11/20/09	1

Under the Leveraged Structure, in connection with the transfer of the Loans to the Company, the Company will issue to the Receiver one or more purchase money structured notes (the “Purchase Money Notes”). The transfer of the Loans to the Company will be in part a sale (to the extent of the Purchase Money Notes (in the Leveraged Structure)) and otherwise a capital contribution by the Initial Member. The Purchase Money Notes will be guaranteed by the FDIC, in its corporate capacity (the “Note Guarantor”). The Receiver (and any successor or assign) as holder of the Purchase Money Notes will have rights to receive cash flows that are senior to the rights of the holders of the LLC Interests, as described more fully below at “Priority of Payments”; no distributions will be made on the LLC Interests prior to the Defeasance Account for the Purchase Money Notes (see “Defeasance Account” below) becoming fully funded (the “Purchase Money Notes Defeasance Date”).

The Initial Member and the Private Owner will also make (in accordance with their proportionate LLC Interests) an aggregate initial deposit of $38 million (assuming that all three Pools are purchased by a single purchaser) into a working capital reserve account (the “Working Capital Reserve”). At the direction of the Manager (as defined below) or (in relation to its interim servicing obligations (see “Servicing” below)) the Initial Member, funds in the Working Capital Reserve will be released into the Collection Account (see “Collection Account and Distribution Account” below), where they will be available to fund the Company’s cash needs (and (after the Purchase Money Notes Defeasance Date) to make distributions to the Members) to the same extent, and in the same order of priority, as are applicable to Loan Proceeds, including to pay Servicing Expenses, Funding Draws, Pre- Approved Charges and certain other specified fees (see “Cash Flow Mechanics”, including “Loan Proceeds”, “Servicing Expenses”, “Funding Draws”, “Pre-Approved Charges”, and “Priority of Payments,” below).

If the amount in the Working Capital Reserve falls below $20 million (assuming that all three Pools are purchased by a single purchaser) (the “Working Capital Reserve Replenishment Cap”), the Manager, in its discretion at any time that it reasonably believes that additional capital will be needed by the Company, may cause additional available Loan Proceeds to be deposited, according to the priority as set forth in “Priority of Payments” below, into the Working Capital Reserve to replenish it to an amount not in excess of the Working Capital Reserve Replenishment Cap. In addition, but under only the Leveraged Structure, if, at any time prior to the Purchase Money Notes Defeasance Date, the Working Capital Reserve falls below $10 million (assuming that all three Pools are purchased by a single purchaser) (the “Working Capital Reserve Floor”), Loan Proceeds, to the extent available,

Residential ADC Term Sheet FINAL 11/20/09	2

mandatorily will be used, according to the priority as set forth in “Priority of Payments” below, to replenish the Working Capital Reserve to the Working Capital Reserve Floor. Any discretionary or mandatory replenishment of the Working Capital Reserve as described above will rank senior to the rights of the holders of the Purchase Money Notes (under the Leveraged Structure) and the holders of the LLC Interests, as provided for in “Priority of Payments” below. The Manager in its discretion may maintain the Working Capital Reserve in place for the entire life of the Company. The initial $38 million funding of the Working Capital Reserve, and the amounts of the Working Capital Reserve Floor and the Working Capital Reserve Replenishment Cap, are based on the assumption that the Western U.S., Central U.S. and Eastern U.S. Pools comprising Multibank Structured Residential ADC LLC 2009-1 are purchased by a single purchaser; should the three Pools be sold separately, the Western U.S. Pool would have a Working Capital Reserve equal to $7 million, a Working Capital Reserve Replenishment Cap of $5 million and a Working Capital Reserve Floor of $2 million, the Central U.S. Pool would have a Working Capital Reserve equal to $22 million, a Working Capital Reserve Replenishment Cap of $10 million and a Working Capital Reserve Floor of $5 million, and the Eastern U.S. Pool would have a Working Capital Reserve equal to $9 million, a Working Capital Reserve Replenishment Cap of $5 million and a Working Capital Reserve Floor of $3 million.

The Manager, at its discretion, may make advances (out of its own funds) to fund, on a Loan-by-Loan basis, Loan-specific Funding Draws for which funds are not otherwise available from Loan Proceeds or the Working Capital Reserve (i.e., the Working Capital Reserve has been depleted to zero) (any such advance, a “Discretionary Funding Advance”). The terms that will apply to any Discretionary Funding Advances are summarized at “Terms of Discretionary Funding Advances” below.

The Manager will be obligated to make Excess Working Capital Advances (out of its own funds) as described at “Excess Working Capital Advances” below.

The winning bidder will purchase the Private Owner Interest from the Receiver for cash through a single purpose entity (the “Private Owner”) controlled by the winning bidder. Under the Leveraged Structure, (i) at the Closing Date, the Private Owner Interest will represent 40% of the total outstanding LLC Interests (and the Initial Member’s LLC Interest (the “Initial Member Interest”) will represent 60% of the outstanding LLC Interests), (ii) from and after the occurrence of the First Incentive Threshold Event (as described below), the Private Owner Interest will represent 35% of the Company’s outstanding LLC Interests (and the

Residential ADC Term Sheet FINAL 11/20/09	3

Initial Member Interest will correspondingly increase to 65% of the outstanding LLC Interests) and (iii) from and after the occurrence of the Second Incentive Threshold Event (as described below), the Private Owner Interest will represent 30% of the Company’s outstanding LLC Interests (and the Initial Member Interest will correspondingly increase to 70% of the outstanding LLC Interests). Under the Unleveraged Structure, (i) at the Closing Date, the Private Owner Interest will represent 20% of the total outstanding LLC Interests (and the Initial Member Interest will represent 80% of the outstanding LLC Interests), and (ii) from and after the occurrence of the First Incentive Threshold Event (as described below), the Private Owner Interest will represent 15% of the Company’s outstanding LLC Interests (and the Initial Member Interest will correspondingly increase to 85% of the outstanding LLC Interests).

The “First Incentive Threshold Event” (under both the Leveraged and Unleveraged Structures) will occur if and when the Private Owner has received aggregate cash distributions in respect of its LLC Interest (excluding any Management Fees and repayments of Discretionary Funding Advances and Excess Working Capital Advances, but including any distributions to the Private Owner from the Working Capital Reserve) in an amount (a) equal to 2 times the sum of the cash consideration paid by the Private Owner to the Initial Member to acquire the Private Owner Interest as of the Closing Date plus the Private Owner’s contribution to the Working Capital Reserve on the Closing Date and (b) that results in the IRR Incentive Threshold (as defined below) being equal to zero.

The “Second Incentive Threshold Event” will occur (under the Leveraged, but not the Unleveraged, Structure) if and when the Private Owner has received aggregate cash distributions in respect of its LLC Interest (excluding any Management Fees and repayments of Discretionary Funding Advances and Excess Working Capital Advances, but including any distributions to the Private Owner from the Working Capital Reserve) in an amount (a) equal to 2.5 times the sum of the cash consideration paid by the Private Owner to the Initial Member to acquire the Private Owner Interest as of the Closing Date plus the Private Owner’s contribution to the Working Capital Reserve on the Closing Date and (b) that results in the IRR Incentive Threshold (as defined below) being equal to zero.

The IRR Incentive Threshold is designed such that it will be equal to zero when the Private Owner Interest has produced an IRR of (i) with respect to the First Incentive Threshold Event, at least 25%, or (ii) with respect to the Second Incentive Threshold Event, at least 35%, and is described in more detail at “IRR Incentive Threshold” below.

Residential ADC Term Sheet FINAL 11/20/09	4

The obligations of the Private Owner under the Amended and Restated Limited Liability Company Operating Agreement of the Company (including without limitation as the Manager) will be secured by a lien in favor of the Initial Member on the Private Owner Interest and the distributions from the Company in respect thereof, and also will be required to be guaranteed by a financially responsible source, to be determined by the FDIC in its sole discretion (the “Guarantor”). The aggregate amount for which the Guarantor shall be liable under the guaranty shall be limited to the greater of (such greater amount, the “Guaranty Limit”) (i) $5,000,000 and (ii) an amount equal to, as of any date of calculation, (A) the Unpaid Principal Balance of all the Loans determined as of such date of calculation; multiplied by (B) the Initial Member Interest expressed as a fraction; multiplied by (C) .50; multiplied by (D) a percentage, expressed as a decimal, equal to (x) an amount equal to the winning bidder’s bid amount for the Private Owner Interest divided by the Private Owner Interest expressed as a fraction, and (y) divided by the Unpaid Principal Balance of all of the Loans as of the Cut-Off Date, as it may be adjusted pursuant to the transaction documents. The Guaranty Limit for any claim under the guaranty shall be the Guaranty Limit on the date on which the earliest act or omission that is a basis of the claim occurred.

The Custodian (see “Custodian” below) will hold the loan and other collateral documents with respect to the Loans and will make payments on/deposits into the Purchase Money Notes, the Working Capital Reserve, the Discretionary Funding Advances and the LLC Interests in accordance with the Priority of Payments.

Under the Leveraged Structure, the Purchase Money Notes will be sized to equal the value of the LLC Interests, creating leverage of 1:1. The value of the LLC Interests will be derived on the basis of the purchase price paid for the Private Owner Interest. Accordingly, for every $1 the Private Owner pays for the Private Owner Interest, the LLC Interests will be valued at $2.50.

The Private Owner (as Manager) will be required to provide (and update on a semi-annual basis commencing November 2010) a consolidated business plan for the Company, including separate individual Loan business plans for the 10 largest Loans based on their Unpaid Principal Balance (initially as of the Cut-Off Date (as defined at “Cut-Off Date” below), and thereafter as of the time of preparation of each update) (collectively, the “Business Plan”). The Business Plan will outline the expected asset management strategies, disposition strategies, projected portfolio cash flows and asset manager’s policies and procedures. The initial proposed Business Plan will be required to be delivered to the

Residential ADC Term Sheet FINAL 11/20/09	5

Initial Member no later than the 120th day following the Closing Date. The Private Owner will meet with the Initial Member as reasonably requested by the Initial Member from time to time during the 30 business days after receipt of the initial proposed Business Plan, to review and discuss the initial proposed Business Plan, including any changes thereto suggested by the Initial Member. Within a specified time after the expiration of such review period, the Private Owner will deliver to the Initial Member a final initial Business Plan reflecting such changes as the Private Owner considers to be appropriate in light of its discussions with the Initial Member during such review period. The subsequent semi-annual updates to the Business Plan will be provided as part of the monthly reports due at such time (see “Monthly Reporting” below).

Private Owner/Manager of Company:	A single-purpose entity formed by the winning bidder to purchase the Private Owner Interest and serve as the manager of the Company (the “Manager”). The Private Owner’s duties as the Manager will include servicing and asset management, subject to certain consent and other rights of (i) the Initial Member, and (ii) under the Leveraged Structure and until the Purchase Money Notes Defeasance Date, the Note Guarantor.

The Manager will be entitled to receive a monthly Management Fee at a rate of 0.50% (per annum) on the Unpaid Principal Balance (determined as of the 1st day of each month) of the Loans. However, during the period in which the Initial Member provides interim servicing with respect to a group of Loans (as described at “Servicing “ below), the Initial Member will be entitled to receive an interim servicing fee equal to 50% of the Management Fee that otherwise would be payable to the Manager with respect to such group of Loans (and the Manager will be entitled to receive the other 50% of such Management Fee).

No change in (including any change in control of) Private Owner shall be permitted without consent of the Initial Member.

Note Guarantor:	The FDIC in its corporate capacity.

Servicing:	After the Closing, the Initial Member will be responsible for providing interim servicing for the Loans until a date (“Servicing Transfer Date”) that the servicing can be transferred. Since multiple servicers are currently servicing the Loans for the FDIC, the servicing of the Loans will be transferred on more than one Servicing Transfer Date. From the Closing through the Servicing Transfer Date with respect to a group of Loans (the “Interim Servicing Period”), the Initial Member will provide limited interim servicing with respect to such group of Loans, which interim servicing will consist primarily of the receipt and posting of

Residential ADC Term Sheet FINAL 11/20/09	6

payments, the maintenance of records reflecting payments received, the provision of schedules of payments processed, the payment of Servicing Expenses and Pre-Approved Charges from the Loan Proceeds received and the provision of advances to fund Servicing Expenses and Pre-Approved Charges in excess of available Loan Proceeds and payments from the Working Capital Reserve. The Initial Member will have the right to use and withdraw funds from the Collection Account, the Working Capital Reserve and any borrower-provided escrow accounts to pay Servicing Expenses and Pre-Approved Charges. Prior to each Distribution Date during the Interim Servicing Period (see “Distribution Date” below), the Initial Member will deposit into the Collection Account any Loan Proceeds remaining after payment of Servicing Expenses and Pre-Approved Charges. On each Servicing Transfer Date, the Initial Member will be reimbursed for any advances that it makes from its own funds that have not been reimbursed by the responsible borrower or obligor (including without limitation all such advances made prior to the Cut-Off Date).

From and after each Servicing Transfer Date, the Manager will be responsible for the servicing of the respective servicing-transferred Loans. The Manager, in its individual capacity, and a qualified servicer (the “Servicer”) approved as part of the winning bidder’s bid, will enter into a Servicing Agreement for the management and servicing of the Loans. All costs and expenses related to the Servicer’s performance of its duties under the Servicing Agreement will be borne by the Manager in its individual capacity. In the event of certain defaults, the Initial Member and, under the Leveraged Structure and until the Purchase Money Notes Defeasance Date, the Note Guarantor will have the right to replace the Private Owner as Manager and/or to appoint a replacement servicer, in each case at the sole expense (including any servicing fees paid to the replacement Servicer) of the Private Owner (or, if the Private Owner is replaced as Manager, at the sole expense of the Private Owner to the extent in excess of the Management Fee (which will cease to be paid to the Private Owner)).

The Manager shall, and shall cause the Company and the Servicer to, become and remain a member of Mortgage Electronic Registration Systems, Incorporated (“MERS”). All Loans registered on the MERS® System shall remain registered on the MERS® System unless default, foreclosure or similar legal or MERS requirements dictate otherwise. The Servicer shall also execute and deliver to the Company and the Initial Member an Electronic Tracking Agreement.

Unpaid Principal Balance:	For each Loan, (i) an amount equal to the then aggregate outstanding principal balance of the Loan, and (ii) with respect to which such Loan is or has been converted to REO (including any subsidiaries whose sole asset is REO), until such time as the REO is liquidated, an amount

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equal to the Unpaid Principal Balance of the related Loan (adjusted pro rata for partial collateral sales, debt forgiveness or retained indebtedness) at the time such Loan was converted to REO, plus, without duplication, any outstanding balance remaining on such Loan which is evidenced by a modification agreement or a replacement or successor promissory note executed by the borrower, less the net proceeds of any sales of any portions of the REO effective after such conversion. The Unpaid Principal Balance with respect to any REO will be increased by the amount of, without duplication, (A) any Funding Draws applied with respect thereto, (B) any Servicing Expenses capitalized thereto in accordance with applicable law to the extent that capitalizing such Servicing Expenses would have been permitted under the applicable loan documents prior to the conversion of the Loan to REO and (C) Discretionary Funding Advances with respect to such REO.

Custodian:	An independent third party will hold the loan documents and other Loan collateral and serve as the paying agent for the Purchase Money Notes (under the Leveraged Structure), the Working Capital Reserve and distributions on the LLC Interests. The Custodian will be selected by the winning bidder subject to FDIC consent (including without limitation as to the fees proposed to be paid to the Custodian).

Cut-Off Date:	Bidders will be asked to bid on the basis of the Unpaid Principal Balance and other information about the Loans as of the close of business on November 20, 2009 (the “Cut-Off Date”). The economic benefits of the Loans will inure to the benefit of the Company as of the Cut-Off Date. On the Servicing Transfer Date with respect to each Loan, a true-up adjustment will be made to address any difference between the Adjusted Unpaid Principal Balance of the Loan and the Unpaid Principal Balance of such Loan as of the Cut-Off Date (as set forth in a loan schedule). If such Unpaid Principal Balance exceeds such Adjusted Unpaid Principal Balance, the Receiver will pay to the Private Owner an amount equal to the difference multiplied by the appropriate adjustment percentage. If such Adjusted Unpaid Principal Balance exceeds such Unpaid Principal Balance, the Private Owner will pay to the Initial Member an amount calculated in the same manner. The “Adjusted Unpaid Principal Balance” of a Loan means the actual Unpaid Principal Balance of the loan as of the Cut-Off Date as shown on the data tapes, as adjusted to reflect miscalculations, misapplied payments, unrecorded advances of principal or other disbursements and accounting errors, the effect of any final court decrees, regulatory orders or similar legal or regulatory actions, a foreclosure sale that occurred on or prior to the Cut-Off Date for which the respective redemption period expired on or prior to the Cut-Off Date, any dishonored checks reflected in the Unpaid Principal Balance and unreimbursed advances for Servicing Expenses and Pre-Approved

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Charges. In addition, on each Servicing Transfer Date, the Company will reimburse the Initial Member for any advances made by the Initial Member with respect to the Loans the subject of such Servicing Transfer Date for Servicing Expenses and Pre-Approved Charges not repaid to the Initial Member prior to such Servicing Transfer Date.

IRR Incentive Threshold:	On the Closing Date, the IRR Incentive Threshold will be equal to the sum of the cash consideration paid by the Private Owner to the Initial Member to acquire the Private Owner Interest plus the Private Owner’s contribution to the Working Capital Reserve on the Closing Date. For any Distribution Date thereafter, an amount equal to (a) the sum of (i) the IRR Incentive Threshold as of the preceding Distribution Date and (ii) the IRR Incentive Threshold Increase Amount (defined immediately below) minus (b) the current monthly distributions to the Private Owner in respect of its LLC Interest (excluding any Management Fees and repayments of Discretionary Funding Advances and Excess Working Capital Advances, but including any distributions to the Private Owner from the Working Capital Reserve). For the avoidance of doubt the IRR Incentive Threshold can never be less than zero.

IRR Incentive Threshold Increase Amount:	The IRR Incentive Threshold Increase Amount is equal to (a) the IRR Incentive Threshold as of the preceding Distribution Date multiplied by (b) the Monthly Adjusted Annualized Yield. The Monthly Adjusted Annualized Yield is equal to (i) with respect to the First Incentive Threshold Event (under either the Leveraged or the Unleveraged Structure), approximately 1.8769%, based upon the Annualized Yield Threshold of 25%, and (ii) with respect to the Second Incentive Threshold Event (relevant only under the Leveraged Structure), approximately 2.5324%, based upon the Annualized Yield Threshold of 35%. The Monthly Adjusted Annualized Yield is equal to (1 + Annualized Yield Threshold)1/12 – 1 or (1 + [either 0.25 or 0.35, as applicable])1/12 – 1.

Terms of Discretionary Funding Advances:	Discretionary Funding Advances shall accrue interest at 90-day LIBOR + 3.00%, calculated on an actual/360 basis. Any particular Discretionary Funding Advance, and accrued interest thereon, shall only be repaid out of Loan Proceeds from the Loan in respect of which such Advance is made, and otherwise shall be non-recourse to the Company.

Excess Working Capital Advances:	Amounts advanced by the Manager, out of its own funds, to fund Servicing Expenses, Custodian fees and Management Fees and any Interim Servicing Fees (but not Funding Draws) (see “Cash Flow Mechanics” below), in each case to the extent that funds are not otherwise available therefor from Loan Proceeds or the Working Capital Reserve (i.e., the Working Capital Reserve has been depleted to

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zero). The making of Excess Working Capital Advances shall be mandatory, except (with respect to certain Servicing Expenses) under the circumstances described at “Events of Default and Remedies” below). Excess Working Capital Advances shall not bear interest, and shall be repaid only as set forth at “Priority of Payments” below.

The Manager may not assign, sell, transfer, participate, pledge, or hypothecate, in whole or part, its interest in any Discretionary Funding Advance or Excess Working Capital Advance without the consent of the Initial Member and, until the Purchase Money Notes Defeasance Date, the Note Guarantor.

General Covenants:	General Covenants will include, but not be limited to:

– No changes in ownership or management of the Company without prior consent of the Note Guarantor, until the Purchase Money Notes Defeasance Date, and the Initial Member.

–        During (i) any of the first three successive 12-month periods after the Closing Date and (ii) any of the subsequent successive 12-month periods after the Closing Date until the Defeasance Account is fully funded on the Purchase Money Notes Defeasance Date, the aggregate of all Bulk Sales of Loans (including any such sale of REO), measured by aggregate Unpaid Principal Balance (or, in the case of REO being sold separately from remaining collateral for the applicable Loan, aggregate value), shall not exceed an amount equal to 10% of the initial aggregate Unpaid Principal Balance of all of the Loans as at the beginning of the particular 12-month period (per the Loan Schedule in the case of the initial 12-month period) without prior consent of (x) in the case of (i) above, the Initial Member, and (y) in the case of (i) and (ii) above, until the Purchase Money Notes Defeasance Date, the Note Guarantor. A “Bulk Sale” shall generally be defined to include the sale (in a single transaction or a series of related transactions), to a single buyer (or to two or more related buyers), of two or more Loans (or relevant portion thereof, including any sale of REO); provided however, that if multiple Loans are marketed and offered at the same time, and each Loan is marketed individually and offers are solicited for each Loan individually, two or more of such Loans that are sold to a single buyer (or to two or more related buyers) will not be considered a Bulk Sale if the single buyer’s (or related buyers’) overall price for such Loans exceeds the aggregate value of the highest individual prices offered by other bidders for each individual Loan included in that specific transaction. For purposes of the “Bulk

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          Sale” definition, two or more Loans that are from a single borrower relationship, are part of the same project and/or are physically adjacent to one another shall be considered to constitute a single Loan.

–        No fees paid to, no sales of assets to and no other transactions with affiliates of Private Owner, of the Company, or of any Servicer or subservicer (whether or not at usual and customary rates) without prior consent of the Note Guarantor, until the Purchase Money Notes Defeasance Date, and the Initial Member.

–        No additional debt (exclusive of Discretionary Funding Advances (but otherwise inclusive of any Loan-specific debt) and exclusive of any Excess Working Capital Advances) to be incurred by the Company without prior consent of the Note Guarantor, until the Purchase Money Notes Defeasance Date, and the Initial Member.

– No material change in terms of governing documents of the Company without consent of the Note Guarantor, until the Purchase Money Notes Defeasance Date, and the Initial Member.

In order to facilitate the possible restructuring and sale of the Purchase Money Notes, the Initial Member may at any time cause the Company to replace some or all of the Purchase Money Notes with one or more substitute notes and make related revisions to the transaction documents, provided that any such modifications will not adversely affect the amount or timing of distributions from cash flow on the LLC Interests to the Private Owner or the other rights or obligations of the Private Owner.

No Representations and Warranties:	The Loans will be transferred to the Company as-is, without representations or warranties, but subject to limited repurchase rights/obligations.

Transfer of LLC Interests:	The Initial Member may transfer the Initial Member Interest (in whole or in part) to the FDIC in its corporate capacity or to any other entity.

The Private Owner may only sell or assign all (but not part) of the Private Owner Interest with the prior consent of the Initial Member, and until the Purchase Money Notes Defeasance Date, the Note Guarantor.

Consent Rights of Initial Member and	The consent rights of the Initial Member and/or Note Guarantor, as applicable, will include: the sale or other transfer of any Loan to any

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Note Guarantor:	affiliate of the Private Owner, of the Company, or of any Servicer or subservicer; the financing of the sale or other transfer of any Loan; the sale of any Loan that provides for any recourse against the Initial Member or the Note Guarantor or the Initial Member Interest; any disbursement of any funds in the Collection Account or the Distribution Account (described below) (other than disbursements in accordance with the provisions of the transaction documents); other than capitalizing accrued and unpaid interest and Servicing Expenses permitted under the transaction documents, and other than through making Funding Draws (as described at “Funding Draws” below), any advances of additional funds that would increase the Unpaid Principal Balance of any of the Loans; reimbursement for any expense or cost incurred (or paid) to any affiliate of the Private Owner, of the Company, of the Servicer or of any subservicer; and others to be determined.

Private Owner Eligibility Criteria:	Prospective bidders will need to provide the information required by the Bidder Qualification Application in accordance with the Application Guidance and Instructions and to be determined by the FDIC, among other things, to have the requisite managerial and financial resources to complete the sale and manage the Loans.

Events of Default and Remedies:	Events of Default shall include, but not be limited to (subject in certain cases to notice and cure periods):

–        Failure of Private Owner to remit or cause remittance of Loan collections to Custodian as and when required;

–        Insolvency of the Company, Private Owner or Servicer;

–        Failure of Private Owner to cause any Custodial/Paying Agent fees and expenses to be duly paid;

–        Failure of Private Owner to cause any Servicing Expenses to be duly paid (or to make applicable Excess Working Capital Advances for such purpose), except, as to any such Servicing Expense relating to a Loan, to the extent the Private Owner has reasonably determined in accordance with applicable servicing standards that such Servicing Expense, if so paid, when combined with all previous Servicing Expenses, Funding Draws, Discretionary Funding Advances and Pre-Approved Charges with respect to such Loan (and any remaining amounts owing to the Initial Member with respect to its servicing of such Loan as described under “Servicing” below), would not ultimately be recoverable from the Loan Proceeds from such Loan;

–        Failure of Private Owner to cause any Discretionary Funding Advance to be repaid to the full extent Loan Proceeds from the applicable Loan are available for such repayment;

–        Change in Private Owner or control of Private Owner without consent of the Initial Member and, until the Purchase Money Notes Defeasance Date, the Note Guarantor.

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–        Failure of Servicer to perform in any material respect obligations under Servicing Agreement;

–        Failure of the Private Owner or the Company to comply in any material respect with its obligations under Servicing Agreement or Custodial and Paying Agency Agreement, respectively;

–        Failure of the Company or the Private Owner to comply in any material respect with and enforce provisions of the Amended and Restated Limited Liability Company Operating Agreement of the Company;

–        Failure of the Company or the Private Owner to cause the liquidation of the Loans upon the exercise of the Clean-Up Call (described at “Clean-Up Call” below);

–        Material breach of representations and warranties in Reimbursement and Security Agreement (Leveraged Structure only);

–        Failure of the Company to comply in any material respect with other material covenants in Reimbursement and Security Agreement (Leveraged Structure only); and

–        Occurrence of a Purchase Money Note Trigger Event (defined immediately below) (Leveraged Structure only).

Upon the occurrence of certain Events of Default (as outlined above), the Initial Member and/or (until the Purchase Money Notes Defeasance Date) the Note Guarantor will be entitled to take one or more of the following actions:

–        the Note Guarantor may cause acceleration of the Purchase Money Notes;

–        the Note Guarantor may foreclose on its security interest in the Loans;

–        the Initial Member or Note Guarantor may make a claim against the Guarantor’s Private Owner guarantee;

–        the Initial Member or the Note Guarantor may replace the Private Owner as Manager;

–        the Initial Member or the Note Guarantor may replace Servicer;

–        the Initial Member may foreclose on and sell or transfer the Private Owner Interest; and

–        the Initial Member may require the Initial Member to sell the Private Owner Interest to the Initial Member or its designee for its fair market value (as agreed by the parties or determined pursuant to a third-party determination procedure, if necessary).

Purchase Money Note Trigger Event:	A Purchase Money Note Trigger Event will be deemed to have occurred if, as of any of the dates defined below, (a) the total amount then on deposit in the Defeasance Account plus the sum of the aggregate amount from the Defeasance Account previously paid by the

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Company to repay any Purchase Money Note and the aggregate amount previously paid to Note Guarantor to reimburse Note Guarantor for payments it has made under the Note Guaranty, divided by (b) the original aggregate principal amount of the Purchase Money Notes as of the Closing Date, is less than:

– 3 Years from the Closing Date: 25% – 4 Years from the Closing Date: 40% – 5 Years from the Closing Date: 50% – 6 Years from the Closing Date: 75% – 7 Years from the Closing Date: 100%

Clean-Up Call:	The Initial Member and, until the Purchase Money Notes Defeasance Date, the Note Guarantor each has the right to require the liquidation and sale of any Loans then remaining in the Company at the earliest to occur of (i) the seventh anniversary of the Closing Date, or (ii) the reduction of the aggregate Unpaid Principal Balance of the Loans to 10% or less of the balance as of the Cut-Off Date.

Monthly Reporting:	The Manager will be required to provide monthly reports to the Note Guarantor and the Initial Member (or their respective designees) concerning portfolio-level and Loan-level activities. As mentioned above, semi-annually the monthly reports also will include an updated Business Plan.

Purchase Money Note Structure (Leveraged Structure Only):

Purchase Money Note Description:	The Company will issue one or more zero-coupon Purchase Money Notes that will be guaranteed by the Note Guarantor. The Purchase Money Notes will benefit from their rights to receive cash flows senior to any LLC Interests payments as provided for in the Priority of Payments, as described more fully below, as well as the FDIC Guarantee. The FDIC retains full and sole discretion in terms of the size of each tranche of debt and their respective maturities dates. Payment of the Purchase Money Notes would be secured by the Loans and any REO properties.

Initial Purchase Money Note Amount:	The aggregate principal balances of the Purchase Money Notes outstanding as of the Closing Date to be determined based upon the purchase price paid for the Private Owner Interest and issued in an aggregate amount equal to the value of 100% of the LLC Interests so that the Company has leverage of 1:1 (all of the foregoing determined prior to any increase in the principal balances of the Purchase Money Notes as described at “FDIC Guarantee Fee” below).

Purchase Money Note Interest Rates:	The Purchase Money Notes will have interest rates of 0.00%, and thus (except as otherwise specified in clause 5.) at “Priority of Payments” below) will not receive any interest cash flows from the Company.

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Purchase Money Note Maturity Dates:	Each Purchase Note will have a Maturity Date, which is expected to be laddered through to the Debt Maturity Date, upon which the Defeasance Account will be liquidated (either in full or, if less, to the extent necessary fully to pay the maturing Purchase Money Note) and the maturing Purchase Money Note will receive 100% of all such liquidation proceeds.

Debt Maturity Date:	The Maturity Date of the latest maturing Purchase Money Note.

FDIC Guarantee Fee:	The Note Guarantor will receive a guarantee fee upfront from the Receiver in an amount equal to 3% of the aggregate principal amount of the Purchase Money Notes. The Company will be obligated to reimburse the Receiver for the guarantee fee, through the addition of an aggregate amount equal to the guarantee fee to the Purchase Money Notes (proportionally in accordance with their respective principal amounts).

Defeasance Account:	The Purchase Money Notes will have a Defeasance Account that will be a segregated trust or custodial account maintained at the Custodian for the sole purpose of paying the Purchase Money Notes. The Defeasance Account will be held solely for the benefit of the Purchase Money Notes, and will be permitted to invest only in Permitted Investments (defined at “Permitted Investments” below). The Note Guarantor will direct the investment of any cash in the Defeasance Account into Permitted Investments in its sole discretion, and will retain any risk associated with such investments. Prior to the amount in the Defeasance Account being equal to the aggregate principal balance of the Purchase Money Notes, all investment income on the Defeasance Account will be retained by the Defeasance Account. Once the amount in the Defeasance Account is equal to the aggregate principal balance of the Purchase Money Notes, the FDIC, as Note Guarantor, will receive all distributions of investment income on the Permitted Investments in the Defeasance Account.

Prepayments:	The Company will not be able to prepay any of the Purchase Money Notes without the consent of the Note Guarantor.

Possible Re-Issuance Of Purchase Money Notes:	Upon the maturity of any Purchase Money Note (a “Maturing Purchase Money Note”), the Company, at the direction of the Note Guarantor, shall reissue such Purchase Money Note (such reissued Purchase Money Note, a “Reissued Purchase Money Note”) to the Receiver with terms and conditions as are directed by the Receiver and substantially similar to the terms and conditions of the related Maturing Purchase Money Note (including not accruing interest) and a new maturity date satisfactory to the Note Guarantor; provided that (x) (i) the maturity date

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of such Reissued Purchase Money Note shall not be later than the seventh anniversary of the Closing Date and (ii) the outstanding principal amount of such Reissued Purchase Money Note at the time of its issuance shall equal (A) the outstanding principal amount of the related Maturing Purchase Money Note minus (B) the aggregate amount paid to the holders of such related Maturing Purchase Money Note from the Defeasance Account on the maturity date thereof and (y) no modification contained in such Reissued Purchase Money Note shall adversely affect (i) the amount or timing of distributions to the Private Owner pursuant to the Priority of Payments or (ii) any other rights or obligations of the Private Owner pursuant to the transaction documents (other than the Purchase Money Notes). Simultaneously with the issuance of any Reissued Purchase Money Note, the Company shall use the proceeds of such Reissued Purchase Money Note to repay the holders of the related Maturing Purchase Money Note at maturity.

Cash Flow Mechanics:

Distribution Date:	The 15th of each month, commencing the first month after the Closing Date. There will be no distributions on any Purchase Money Note until the Maturity Date of the respective Purchase Money Note. Cash flows allocated to a Purchase Money Note will be held in the Defeasance Account until the respective Purchase Money Note Maturity Date.

Collection Account and Distribution Account:	Segregated trust or custodial accounts established and maintained at the Custodian for the sole purpose of holding and distributing Loan Proceeds. Loan Proceeds are first deposited into the Collection Account. Amounts in the Collection Account shall be applied to pay Servicing Expenses, Pre-Approved Charges and Funding Draws. Immediately prior to each Distribution Date, all funds remaining in the Collection Account will be transferred to the Distribution Account, for distribution as set forth at “Priority of Payments” below.

Permitted Investments:	Means any one or more of the following obligations or securities provided for in this definition:

1.)      direct obligations of, or guaranteed as to timely payment of principal and interest by, the United States of America, or any agency or instrumentality of the United States of America, the obligations of which are backed by the full faith and credit of the United States of America; for the avoidance of doubt, this includes any debt guaranteed by the FDIC in its corporate capacity;

2.) demand and time deposits in or certificates of deposit of, or bankers’ acceptances issued by, any bank or trust company, savings and loan association or savings bank, provided that,

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          in the case of obligations that are not fully FDIC-insured deposits, the commercial paper and/or long-term unsecured debt obligations of such depository institution or trust company (or in the case of the principal depository institution in a holding company system, the commercial paper or long-term unsecured debt obligations of such holding company) have an acceptable rating to the Note Guarantor;

3.)      general obligations of or obligations guaranteed by any state of the United States or the District of Columbia receiving ratings of not less than the highest rating of each rating agency rating such obligations;

4.)      mutual funds in which investments are limited to the obligations referred to in clauses 1.), 2.) or 3.) of this definition; and

5.)      any other demand, money market or time deposit or other obligation, security or investment.

Loan Proceeds:	Means (i) any and all proceeds (net of such proceeds as are payable to others under any loan participation agreement) with respect to any or all of the Loans, including principal, interest, prepayment fees, premiums and charges, extension and exit fees, late fees, assumption fees, penalties, other fees and charges, insurance proceeds and condemnation payments; (ii) any and all proceeds from sales or other dispositions of any or all of the Loans; (iii) any proceeds from making a draw under any letter of credit or deposit; (iv) any recoveries from borrowers or any guarantees of any kind or nature with respect to the Loans; and (v) any interest or other earnings accrued and paid on any of the items referred to in the foregoing clauses (i) through (iv) while held in the Collection Account or any other account.

Priority of Payments:	On each Distribution Date, all funds on deposit in the Distribution Account shall be applied in the below order of priority.

1.)      first, to pay any Custodian fees;

2.)      then, to pay the Management Fee and any Interim Servicing Fees;

3.)      then, to reimburse the Manager for Excess Working Capital Advances;

4.)      then, to replenish the Working Capital Reserve as described above;

5.)      then, to reimburse the Note Guarantor for any pervious guarantee payments made under its guarantee of the Purchase Money Notes, together, only if a Purchase Money Note Trigger Event has occurred, with interest accrued after a Purchase Money Note Trigger Event at 90-day LIBOR + 3.00% (calculated on an actual/360 basis) on the shortfall

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          from time to time of the total amount then on deposit in the Defeasance Account to the amount required then to be on deposit in the Defeasance Account pursuant to the Purchase Money Note Trigger Event;

6.)     then, to be deposited into the Defeasance Account, until the amount of funds held in the Defeasance Account is equal to the sum of the outstanding principal balances of the Purchase Money Notes; and

7.)     then, to be allocated among the members in accordance with their respective LLC Interests on a pro rata basis.

Discretionary Funding Advance Repayments. The repayment of Discretionary Funding Advances is not subject to the foregoing priority application of funds. Instead, Loan Proceeds with respect to the specific Loan in respect of which a Discretionary Funding Advance is outstanding will be used (prior to payment of Servicing Expenses, Funding Draws and Pre-Approved Charges) to repay such Discretionary Funding Advance.

Servicing Expenses:	All customary and reasonable out-of-pocket fees, costs, expenses and indemnified amounts incurred in connection with servicing the Loans (not including excluded expenses, outlined below), including protective advances, certain litigation expenses, and certain operating expenses, but not including (i) certain excluded expenses, e.g., servicing fees (which will be paid by the Manager) and payments to affiliates, and (ii) Funding Draws.

Funding Draws:	Amounts to fund the existing unfunded commitments (regardless of whether the underlying Loans are in default) to the underlying borrowers with respect to the Loans or otherwise to fund construction completion costs (to the extent not excluded expenses such as payments to affiliates) of REO or other property acquired as a result of exercise of remedies with respect to the Loans, in each case subject to applicable limitations.

Pre-Approved Charges:	Certain costs, expenses and taxes to be incurred by the Company in connection with the transfer of the Loans from the Initial Member to the Company and the maintenance of existing insurance or guarantees by governmental authorities that relate to the Loans.

Certain Tax Matters:	The Private Owner will be designated the tax matters partner of the Company. For tax purposes, the Amended and Restated Limited Liability Company Operating Agreement of the Company will provide that any built-in losses attributable to the Loans contributed to the Company by the Initial Member as a capital contribution will be allocated solely to the Initial Member, and any losses that are suspended

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or deferred on a sale of Loans to the Company by the Initial Member pursuant to the Leveraged Structure will be allocated solely to the Initial Member. The losses referred to in the preceding sentence would be calculated by reference to: (i) in the case of Loans contributed to the Company, the excess of the adjusted tax basis of the Loans to the Company over their fair market value on the date of contribution; and (ii) in the case of Loans sold to the Company (under the Leveraged Structure), the excess of the adjusted tax basis of the Loans to the Initial Member over the amount realized by the Initial Member on the sale.

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Exhibit C

MULTIBANK STRUCTURED TRANSACTION COMMERCIAL ADC LLC 2009-1

Term Sheet

This term sheet is provided for the convenience of prospective bidders. The FDIC makes no representations or warranties with respect to the information contained herein, which is subject to change and qualified in its entirety by reference to the transaction documents and the loan data to be provided to potential bidders.

Transaction Overview and Parties:

Description of Transaction and Structure:	The Federal Deposit Insurance Corporation (“FDIC”) has separately been appointed as receiver for each of various failed financial institutions (the FDIC, in its separate capacities as receiver with respect to each such receivership, the “Receiver”). The Receiver is offering to sell, through a competitive sealed bid process (the “Transaction”), equity membership interests (each, a “Private Owner Interest”) in one or two newly-formed single purpose Delaware limited liability companies (each, a “Company”) (the Receiver, as a member of a Company, the “Initial Member”).

The Transaction will relate to performing and non-performing primarily commercial acquisition, development and construction loans and related assets (such as participation interests in loans) with an aggregate Unpaid Principal Balance (as defined at “Unpaid Principal Balance” below) of approximately $831 billion (such loans and related assets, including any real property that may be acquired that was formerly collateral for such loans (“REO”), collectively, the “Loans”), which portfolio has been divided into two pools (each, a “Pool”): the Western U.S. Pool of Loans with an aggregate Unpaid Principal Balance of approximately $567 million and the Eastern/Central U.S. Pool of Loans with an aggregate Unpaid Principal Balance of approximately $264 million. Bidders may bid on either or both Pools. A separate Company will be formed for, and this Term Sheet in all respects will apply separately to, each Pool. If a single bidder is selected for both Pools, the two Pools will be combined and only one Company will be formed.

Initially, the Initial Member will own all of the membership (equity) interests in the Company (the “LLC Interests”). The Receiver will transfer the Loans to the Company on a servicing-released basis.

Bidders may bid to acquire the Private Owner Interest on either an all- cash (unleveraged) basis (the “Unleveraged Structure”) or on a leveraged basis (the “Leveraged Structure”), or both. References hereinbelow to the Purchase Money Notes and/or the Note Guarantor are inapplicable in the context of the Unleveraged Structure.

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Under the Leveraged Structure, in connection with the transfer of the Loans to the Company, the Company will issue to the Receiver one or more purchase money structured notes (the “Purchase Money Notes”). The transfer of the Loans to the Company will be in part a sale (to the extent of the Purchase Money Notes (in the Leveraged Structure)) and otherwise a capital contribution by the Initial Member. The Purchase Money Notes will be guaranteed by the FDIC, in its corporate capacity (the “Note Guarantor”). The Receiver (and any successor or assign) as holder of the Purchase Money Notes will have rights to receive cash flows that are senior to the rights of the holders of the LLC Interests, as described more fully below at “Priority of Payments”; no distributions will be made on the LLC Interests prior to the Defeasance Account for the Purchase Money Notes (see “Defeasance Account” below) becoming fully funded (the “Purchase Money Notes Defeasance Date”).

The Initial Member and the Private Owner will also make (in accordance with their proportionate LLC Interests) an aggregate initial deposit of $30 million into a working capital reserve account (the “Working Capital Reserve”). At the direction of the Manager (as defined below) or (in relation to its interim servicing obligations (see “Servicing” below)) the Initial Member, funds in the Working Capital Reserve will be released into the Collection Account (see “Collection Account and Distribution Account” below), where they will be available to fund the Company’s cash needs (and (after the Purchase Money Notes Defeasance Date) to make distributions to the Members) to the same extent, and in the same order of priority, as are applicable to Loan Proceeds, including to pay Servicing Expenses, Funding Draws, Pre- Approved Charges and certain other specified fees (see “Cash Flow Mechanics”, including “Loan Proceeds”, “Servicing Expenses”, “Funding Draws”, “Pre-Approved Charges”, and “Priority of Payments,” below).

If the amount in the Working Capital Reserve falls below $15 million (the “Working Capital Reserve Replenishment Cap”), the Manager, in its discretion at any time that it reasonably believes that additional capital will be needed by the Company, may cause additional available Loan Proceeds to be deposited, according to the priority as set forth in “Priority of Payments” below, into the Working Capital Reserve to replenish it to an amount not in excess of the Working Capital Reserve Replenishment Cap. In addition, but under only the Leveraged Structure, if, at any time prior to the Purchase Money Notes Defeasance Date, the Working Capital Reserve falls below $7.5 million (the “Working Capital Reserve Floor”), Loan Proceeds, to the extent available, mandatorily will be used, according to the priority as set forth in “Priority of Payments” below, to replenish the Working Capital Reserve to the Working Capital Reserve Floor. Any discretionary or mandatory replenishment of the Working Capital Reserve as described above will rank senior to the rights of the holders of the Purchase

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Money Notes (under the Leveraged Structure) and the holders of the LLC Interests, as provided for in “Priority of Payments” below. The Manager in its discretion may maintain the Working Capital Reserve in place for the entire life of the Company. The initial $30 million funding of the Working Capital Reserve, and the amounts of the Working Capital Reserve Floor and the Working Capital Reserve Replenishment Cap, are based on the assumption that both the Western U.S. and Eastern/Central U.S. Pools comprising Multibank Structured Commercial ADC LLC 2009-1 are purchased by a single purchaser; should the two Pools be sold separately, the Western U.S. Pool would have a Working Capital Reserve equal to $20 million, a Working Capital Reserve Replenishment Cap of $10 million and a Working Capital Reserve Floor of $5 million, while the Eastern/Central U.S. Pool would have a Working Capital Reserve equal to $10 million, a Working Capital Reserve Replenishment Cap of $5 million and a Working Capital Reserve Floor of $2.5 million.

The Manager, at its discretion, may make advances (out of its own funds) to fund, on a Loan-by-Loan basis, Loan-specific Funding Draws for which funds are not otherwise available from Loan Proceeds or the Working Capital Reserve (i.e., the Working Capital Reserve has been depleted to zero) (any such advance, a “Discretionary Funding Advance”). The terms that will apply to any Discretionary Funding Advances are summarized at “Terms of Discretionary Funding Advances” below.

The Manager will be obligated to make Excess Working Capital Advances (out of its own funds) as described at “Excess Working Capital Advances” below.

The winning bidder will purchase the Private Owner Interest from the Receiver for cash through a single purpose entity (the “Private Owner”) controlled by the winning bidder. Under the Leveraged Structure, (i) at the Closing Date, the Private Owner Interest will represent 40% of the total outstanding LLC Interests (and the Initial Member’s LLC Interest (the “Initial Member Interest”) will represent 60% of the outstanding LLC Interests), (ii) from and after the occurrence of the First Incentive Threshold Event (as described below), the Private Owner Interest will represent 35% of the Company’s outstanding LLC Interests (and the Initial Member Interest will correspondingly increase to 65% of the outstanding LLC Interests) and (iii) from and after the occurrence of the Second Incentive Threshold Event (as described below), the Private Owner Interest will represent 30% of the Company’s outstanding LLC Interests (and the Initial Member Interest will correspondingly increase to 70% of the outstanding LLC Interests). Under the Unleveraged Structure, (i) at the Closing Date, the Private Owner Interest will

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represent 20% of the total outstanding LLC Interests (and the Initial Member Interest will represent 80% of the outstanding LLC Interests), and (ii) from and after the occurrence of the First Incentive Threshold Event (as described below), the Private Owner Interest will represent 15% of the Company’s outstanding LLC Interests (and the Initial Member Interest will correspondingly increase to 85% of the outstanding LLC Interests).

The “First Incentive Threshold Event” (under both the Leveraged and Unleveraged Structures) will occur if and when the Private Owner has received aggregate cash distributions in respect of its LLC Interest (excluding any Management Fees and repayments of Discretionary Funding Advances and Excess Working Capital Advances, but including any distributions to the Private Owner from the Working Capital Reserve) in an amount (a) equal to 2 times the sum of the cash consideration paid by the Private Owner to the Initial Member to acquire the Private Owner Interest as of the Closing Date plus the Private Owner’s contribution to the Working Capital Reserve on the Closing Date and (b) that results in the IRR Incentive Threshold (as defined below) being equal to zero.

The “Second Incentive Threshold Event” will occur (under the Leveraged, but not the Unleveraged, Structure) if and when the Private Owner has received aggregate cash distributions in respect of its LLC Interest (excluding any Management Fees and repayments of Discretionary Funding Advances and Excess Working Capital Advances, but including any distributions to the Private Owner from the Working Capital Reserve) in an amount (a) equal to 2.5 times the sum of the cash consideration paid by the Private Owner to the Initial Member to acquire the Private Owner Interest as of the Closing Date plus the Private Owner’s contribution to the Working Capital Reserve on the Closing Date and (b) that results in the IRR Incentive Threshold (as defined below) being equal to zero.

The IRR Incentive Threshold is designed such that it will be equal to zero when the Private Owner Interest has produced an IRR of (i) with respect to the First Incentive Threshold Event, at least 25%, or (ii) with respect to the Second Incentive Threshold Event, at least 35%, and is described in more detail at “IRR Incentive Threshold” below.

The obligations of the Private Owner under the Amended and Restated Limited Liability Company Operating Agreement of the Company (including without limitation as the Manager) will be secured by a lien in favor of the Initial Member on the Private Owner Interest and the distributions from the Company in respect thereof, and also will be required to be guaranteed by a financially responsible source, to be

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determined by the FDIC in its sole discretion (the “Guarantor”). The aggregate amount for which the Guarantor shall be liable under the guaranty shall be limited to the greater of (such greater amount, the “Guaranty Limit”) (i) $5,000,000 and (ii) an amount equal to, as of any date of calculation, (A) the Unpaid Principal Balance of all the Loans determined as of such date of calculation; multiplied by (B) the Initial Member Interest expressed as a fraction; multiplied by (C) .50; multiplied by (D) a percentage, expressed as a decimal, equal to (x) an amount equal to the winning bidder’s bid amount for the Private Owner Interest divided by the Private Owner Interest expressed as a fraction, and (y) divided by the Unpaid Principal Balance of all of the Loans as of the Cut-Off Date, as it may be adjusted pursuant to the transaction documents. The Guaranty Limit for any claim under the guaranty shall be the Guaranty Limit on the date on which the earliest act or omission that is a basis of the claim occurred.

The Custodian (see “Custodian” below) will hold the loan and other collateral documents with respect to the Loans and will make payments on/deposits into the Purchase Money Notes, the Working Capital Reserve, the Discretionary Funding Advances and the LLC Interests in accordance with the Priority of Payments.

Under the Leveraged Structure, the Purchase Money Notes will be sized to equal the value of the LLC Interests, creating leverage of 1:1. The value of the LLC Interests will be derived on the basis of the purchase price paid for the Private Owner Interest. Accordingly, for every $1 the Private Owner pays for the Private Owner Interest, the LLC Interests will be valued at $2.50.

The Private Owner (as Manager) will be required to provide (and update on a semi-annual basis commencing November 2010) a consolidated business plan for the Company, including separate individual Loan business plans for the 10 largest Loans based on their Unpaid Principal Balance (initially as of the Cut-Off Date (as defined at “Cut-Off Date” below), and thereafter as of the time of preparation of each update) (collectively, the “Business Plan”). The Business Plan will outline the expected asset management strategies, disposition strategies, projected portfolio cash flows and asset manager’s policies and procedures. The initial proposed Business Plan will be required to be delivered to the Initial Member no later than the 120th day following the Closing Date. The Private Owner will meet with the Initial Member as reasonably requested by the Initial Member from time to time during the 30 business days after receipt of the initial proposed Business Plan, to review and discuss the initial proposed Business Plan, including any changes thereto suggested by the Initial Member. Within a specified time after the expiration of such review period, the Private Owner will

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deliver to the Initial Member a final initial Business Plan reflecting such changes as the Private Owner considers to be appropriate in light of its discussions with the Initial Member during such review period. The subsequent semi-annual updates to the Business Plan will be provided as part of the monthly reports due at such time (see “Monthly Reporting” below).

Private Owner/Manager of Company:	A single-purpose entity formed by the winning bidder to purchase the Private Owner Interest and serve as the manager of the Company (the “Manager”). The Private Owner’s duties as the Manager will include servicing and asset management, subject to certain consent and other rights of (i) the Initial Member, and (ii) under the Leveraged Structure and until the Purchase Money Notes Defeasance Date, the Note Guarantor.

The Manager will be entitled to receive a monthly Management Fee at a rate of 0.50% (per annum) on the Unpaid Principal Balance (determined as of the 1st day of each month) of the Loans. However, during the period in which the Initial Member provides interim servicing with respect to a group of Loans (as described at “Servicing “ below), the Initial Member will be entitled to receive an interim servicing fee equal to 50% of the Management Fee that otherwise would be payable to the Manager with respect to such group of Loans (and the Manager will be entitled to receive the other 50% of such Management Fee).

No change in (including any change in control of) Private Owner shall be permitted without consent of the Initial Member.

Note Guarantor:	The FDIC in its corporate capacity.

Servicing:	After the Closing, the Initial Member will be responsible for providing interim servicing for the Loans until a date (“Servicing Transfer Date”) that the servicing can be transferred. Since multiple servicers are currently servicing the Loans for the FDIC, the servicing of the Loans will be transferred on more than one Servicing Transfer Date. From the Closing through the Servicing Transfer Date with respect to a group of Loans (the “Interim Servicing Period”), the Initial Member will provide limited interim servicing with respect to such group of Loans, which interim servicing will consist primarily of the receipt and posting of payments, the maintenance of records reflecting payments received, the provision of schedules of payments processed, the payment of Servicing Expenses and Pre-Approved Charges from the Loan Proceeds received and the provision of advances to fund Servicing Expenses and Pre-Approved Charges in excess of available Loan Proceeds and payments from the Working Capital Reserve. The Initial Member will have the right to use and withdraw funds from the

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Collection Account, the Working Capital Reserve and any borrower- provided escrow accounts to pay Servicing Expenses and Pre- Approved Charges. Prior to each Distribution Date during the Interim Servicing Period (see “Distribution Date” below), the Initial Member will deposit into the Collection Account any Loan Proceeds remaining after payment of Servicing Expenses and Pre-Approved Charges. On each Servicing Transfer Date, the Initial Member will be reimbursed for any advances that it makes from its own funds that have not been reimbursed by the responsible borrower or obligor (including without limitation all such advances made prior to the Cut-Off Date).

From and after each Servicing Transfer Date, the Manager will be responsible for the servicing of the respective servicing-transferred Loans. The Manager, in its individual capacity, and a qualified servicer (the “Servicer”) approved as part of the winning bidder’s bid, will enter into a Servicing Agreement for the management and servicing of the Loans. All costs and expenses related to the Servicer’s performance of its duties under the Servicing Agreement will be borne by the Manager in its individual capacity. In the event of certain defaults, the Initial Member and, under the Leveraged Structure and until the Purchase Money Notes Defeasance Date, the Note Guarantor will have the right to replace the Private Owner as Manager and/or to appoint a replacement servicer, in each case at the sole expense (including any servicing fees paid to the replacement Servicer) of the Private Owner (or, if the Private Owner is replaced as Manager, at the sole expense of the Private Owner to the extent in excess of the Management Fee (which will cease to be paid to the Private Owner)).

The Manager shall, and shall cause the Company and the Servicer to, become and remain a member of Mortgage Electronic Registration Systems, Incorporated (“MERS”). All Loans registered on the MERS® System shall remain registered on the MERS® System unless default, foreclosure or similar legal or MERS requirements dictate otherwise. The Servicer shall also execute and deliver to the Company and the Initial Member an Electronic Tracking Agreement.

Unpaid Principal Balance:	For each Loan, (i) an amount equal to the then aggregate outstanding principal balance of the Loan, and (ii) with respect to which such Loan is or has been converted to REO (including any subsidiaries whose sole asset is REO), until such time as the REO is liquidated, an amount equal to the Unpaid Principal Balance of the related Loan (adjusted pro rata for partial collateral sales, debt forgiveness or retained indebtedness) at the time such Loan was converted to REO, plus, without duplication, any outstanding balance remaining on such Loan which is evidenced by a modification agreement or a replacement or successor promissory note executed by the borrower, less the net proceeds of any sales of any portions of the REO effective after such

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conversion. The Unpaid Principal Balance with respect to any REO will be increased by the amount of, without duplication, (A) any Funding Draws applied with respect thereto, (B) any Servicing Expenses capitalized thereto in accordance with applicable law to the extent that capitalizing such Servicing Expenses would have been permitted under the applicable loan documents prior to the conversion of the Loan to REO and (C) Discretionary Funding Advances with respect to such REO.

Custodian:	An independent third party will hold the loan documents and other Loan collateral and serve as the paying agent for the Purchase Money Notes (under the Leveraged Structure), the Working Capital Reserve and distributions on the LLC Interests. The Custodian will be selected by the winning bidder subject to FDIC consent (including without limitation as to the fees proposed to be paid to the Custodian).

Cut-Off Date:	Bidders will be asked to bid on the basis of the Unpaid Principal Balance and other information about the Loans as of the close of business on November 20, 2009 (the “Cut-Off Date”). The economic benefits of the Loans will inure to the benefit of the Company as of the Cut-Off Date. On the Servicing Transfer Date with respect to each Loan, a true-up adjustment will be made to address any difference between the Adjusted Unpaid Principal Balance of the Loan and the Unpaid Principal Balance of such Loan as of the Cut-Off Date (as set forth in a loan schedule). If such Unpaid Principal Balance exceeds such Adjusted Unpaid Principal Balance, the Receiver will pay to the Private Owner an amount equal to the difference multiplied by the appropriate adjustment percentage. If such Adjusted Unpaid Principal Balance exceeds such Unpaid Principal Balance, the Private Owner will pay to the Initial Member an amount calculated in the same manner. The “Adjusted Unpaid Principal Balance” of a Loan means the actual Unpaid Principal Balance of the loan as of the Cut-Off Date as shown on the data tapes, as adjusted to reflect miscalculations, misapplied payments, unrecorded advances of principal or other disbursements and accounting errors, the effect of any final court decrees, regulatory orders or similar legal or regulatory actions, a foreclosure sale that occurred on or prior to the Cut-Off Date for which the respective redemption period expired on or prior to the Cut-Off Date, any dishonored checks reflected in the Unpaid Principal Balance and unreimbursed advances for Servicing Expenses and Pre-Approved Charges. In addition, on each Servicing Transfer Date, the Company will reimburse the Initial Member for any advances made by the Initial Member with respect to the Loans the subject of such Servicing Transfer Date for Servicing Expenses and Pre-Approved Charges not repaid to the Initial Member prior to such Servicing Transfer Date.

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IRR Incentive Threshold:	On the Closing Date, the IRR Incentive Threshold will be equal to the sum of the cash consideration paid by the Private Owner to the Initial Member to acquire the Private Owner Interest plus the Private Owner’s contribution to the Working Capital Reserve on the Closing Date. For any Distribution Date thereafter, an amount equal to (a) the sum of (i) the IRR Incentive Threshold as of the preceding Distribution Date and (ii) the IRR Incentive Threshold Increase Amount (defined immediately below) minus (b) the current monthly distributions to the Private Owner in respect of its LLC Interest (excluding any Management Fees and repayments of Discretionary Funding Advances and Excess Working Capital Advances, but including any distributions to the Private Owner from the Working Capital Reserve). For the avoidance of doubt the IRR Incentive Threshold can never be less than zero.

IRR Incentive Threshold Increase Amount:	The IRR Incentive Threshold Increase Amount is equal to (a) the IRR Incentive Threshold as of the preceding Distribution Date multiplied by (b) the Monthly Adjusted Annualized Yield. The Monthly Adjusted Annualized Yield is equal to (i) with respect to the First Incentive Threshold Event (under either the Leveraged or the Unleveraged Structure), approximately 1.8769%, based upon the Annualized Yield Threshold of 25%, and (ii) with respect to the Second Incentive Threshold Event (relevant only under the Leveraged Structure), approximately 2.5324%, based upon the Annualized Yield Threshold of 35%. The Monthly Adjusted Annualized Yield is equal to (1 + Annualized Yield Threshold)1/12 – 1 or (1 + [either 0.25 or 0.35, as applicable])1/12 – 1.

Terms of Discretionary Funding Advances:	Discretionary Funding Advances shall accrue interest at 90-day LIBOR + 3.00%, calculated on an actual/360 basis. Any particular Discretionary Funding Advance, and accrued interest thereon, shall only be repaid out of Loan Proceeds from the Loan in respect of which such Advance is made, and otherwise shall be non-recourse to the Company.

Excess Working Capital Advances:	Amounts advanced by the Manager, out of its own funds, to fund Servicing Expenses, Custodian fees and Management Fees and any Interim Servicing Fees (but not Funding Draws) (see “Cash Flow Mechanics” below), in each case to the extent that funds are not otherwise available therefor from Loan Proceeds or the Working Capital Reserve (i.e., the Working Capital Reserve has been depleted to zero). The making of Excess Working Capital Advances shall be mandatory, except (with respect to certain Servicing Expenses) under the circumstances described at “Events of Default and Remedies” below). Excess Working Capital Advances shall not bear interest, and shall be repaid only as set forth at “Priority of Payments” below.

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The Manager may not assign, sell, transfer, participate, pledge, or hypothecate, in whole or part, its interest in any Discretionary Funding Advance or Excess Working Capital Advance without the consent of the Initial Member and, until the Purchase Money Notes Defeasance Date, the Note Guarantor.

General Covenants:	General Covenants will include, but not be limited to:

–        No changes in ownership or management of the Company without prior consent of the Note Guarantor, until the Purchase Money Notes Defeasance Date, and the Initial Member.

–        During (i) any of the first three successive 12-month periods after the Closing Date and (ii) any of the subsequent successive 12-month periods after the Closing Date until the Defeasance Account is fully funded on the Purchase Money Notes Defeasance Date, the aggregate of all Bulk Sales of Loans (including any such sale of REO), measured by aggregate Unpaid Principal Balance (or, in the case of REO being sold separately from remaining collateral for the applicable Loan, aggregate value), shall not exceed an amount equal to 10% of the initial aggregate Unpaid Principal Balance of all of the Loans as at the beginning of the particular 12-month period (per the Loan Schedule in the case of the initial 12-month period) without prior consent of (x) in the case of (i) above, the Initial Member, and (y) in the case of (i) and (ii) above, until the Purchase Money Notes Defeasance Date, the Note Guarantor. A “Bulk Sale” shall generally be defined to include the sale (in a single transaction or a series of related transactions), to a single buyer (or to two or more related buyers), of two or more Loans (or relevant portion thereof, including any sale of REO); provided however, that if multiple Loans are marketed and offered at the same time, and each Loan is marketed individually and offers are solicited for each Loan individually, two or more of such Loans that are sold to a single buyer (or to two or more related buyers) will not be considered a Bulk Sale if the single buyer’s (or related buyers’) overall price for such Loans exceeds the aggregate value of the highest individual prices offered by other bidders for each individual Loan included in that specific transaction. For purposes of the “Bulk Sale” definition, two or more Loans that are from a single borrower relationship, are part of the same project and/or are physically adjacent to one another shall be considered to constitute a single Loan.

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–        No fees paid to, no sales of assets to and no other transactions with affiliates of Private Owner, of the Company, or of any Servicer or subservicer (whether or not at usual and customary rates) without prior consent of the Note Guarantor, until the Purchase Money Notes Defeasance Date, and the Initial Member.

–        No additional debt (exclusive of Discretionary Funding Advances (but otherwise inclusive of any Loan-specific debt) and exclusive of any Excess Working Capital Advances) to be incurred by the Company without prior consent of the Note Guarantor, until the Purchase Money Notes Defeasance Date, and the Initial Member.

–        No material change in terms of governing documents of the Company without consent of the Note Guarantor, until the Purchase Money Notes Defeasance Date, and the Initial Member.

In order to facilitate the possible restructuring and sale of the Purchase Money Notes, the Initial Member may at any time cause the Company to replace some or all of the Purchase Money Notes with one or more substitute notes and make related revisions to the transaction documents, provided that any such modifications will not adversely affect the amount or timing of distributions from cash flow on the LLC Interests to the Private Owner or the other rights or obligations of the Private Owner.

No Representations and Warranties:	The Loans will be transferred to the Company as-is, without representations or warranties, but subject to limited repurchase rights/obligations.

Transfer of LLC Interests:	The Initial Member may transfer the Initial Member Interest (in whole or in part) to the FDIC in its corporate capacity or to any other entity.

The Private Owner may only sell or assign all (but not part) of the Private Owner Interest with the prior consent of the Initial Member, and until the Purchase Money Notes Defeasance Date, the Note Guarantor.

Consent Rights of Initial Member and Note Guarantor:	The consent rights of the Initial Member and/or Note Guarantor, as applicable, will include: the sale or other transfer of any Loan to any affiliate of the Private Owner, of the Company, or of any Servicer or subservicer; the financing of the sale or other transfer of any Loan; the sale of any Loan that provides for any recourse against the Initial Member or the Note Guarantor or the Initial Member Interest; any disbursement of any funds in the Collection Account or the Distribution Account (described below) (other than disbursements in accordance with the provisions of the transaction documents); other than

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capitalizing accrued and unpaid interest and Servicing Expenses permitted under the transaction documents, and other than through making Funding Draws (as described at “Funding Draws” below), any advances of additional funds that would increase the Unpaid Principal Balance of any of the Loans; reimbursement for any expense or cost incurred (or paid) to any affiliate of the Private Owner, of the Company, of the Servicer or of any subservicer; and others to be determined.

Private Owner Eligibility Criteria:	Prospective bidders will need to provide the information required by the Bidder Qualification Application in accordance with the Application Guidance and Instructions and to be determined by the FDIC, among other things, to have the requisite managerial and financial resources to complete the sale and manage the Loans.

Events of Default and Remedies:	Events of Default shall include, but not be limited to (subject in certain cases to notice and cure periods):

–       Failure of Private Owner to remit or cause remittance of Loan collections to Custodian as and when required;

–       Insolvency of the Company, Private Owner or Servicer;

–       Failure of Private Owner to cause any Custodial/Paying Agent fees and expenses to be duly paid;

–       Failure of Private Owner to cause any Servicing Expenses to be duly paid (or to make applicable Excess Working Capital Advances for such purpose), except, as to any such Servicing Expense relating to a Loan, to the extent the Private Owner has reasonably determined in accordance with applicable servicing standards that such Servicing Expense, if so paid, when combined with all previous Servicing Expenses, Funding Draws, Discretionary Funding Advances and Pre-Approved Charges with respect to such Loan (and any remaining amounts owing to the Initial Member with respect to its servicing of such Loan as described under “Servicing” below), would not ultimately be recoverable from the Loan Proceeds from such Loan;

–       Failure of Private Owner to cause any Discretionary Funding Advance to be repaid to the full extent Loan Proceeds from the applicable Loan are available for such repayment;

–       Change in Private Owner or control of Private Owner without consent of the Initial Member and, until the Purchase Money Notes Defeasance Date, the Note Guarantor.

–       Failure of Servicer to perform in any material respect obligations under Servicing Agreement;

–       Failure of the Private Owner or the Company to comply in any material respect with its obligations under Servicing Agreement or Custodial and Paying Agency Agreement, respectively;

–       Failure of the Company or the Private Owner to comply in any

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          material respect with and enforce provisions of the Amended and Restated Limited Liability Company Operating Agreement of the Company;

–        Failure of the Company or the Private Owner to cause the liquidation of the Loans upon the exercise of the Clean-Up Call (described at “Clean-Up Call” below);

–        Material breach of representations and warranties in Reimbursement and Security Agreement (Leveraged Structure only);

–        Failure of the Company to comply in any material respect with other material covenants in Reimbursement and Security Agreement (Leveraged Structure only); and

–        Occurrence of a Purchase Money Note Trigger Event (defined immediately below) (Leveraged Structure only).

Upon the occurrence of certain Events of Default (as outlined above), the Initial Member and/or (until the Purchase Money Notes Defeasance Date) the Note Guarantor will be entitled to take one or more of the following actions:

–        the Note Guarantor may cause acceleration of the Purchase Money Notes;

–        the Note Guarantor may foreclose on its security interest in the Loans;

–        the Initial Member or Note Guarantor may make a claim against the Guarantor’s Private Owner guarantee;

–        the Initial Member or the Note Guarantor may replace the Private Owner as Manager;

–        the Initial Member or the Note Guarantor may replace Servicer;

–        the Initial Member may foreclose on and sell or transfer the Private Owner Interest; and

–        the Initial Member may require the Initial Member to sell the Private Owner Interest to the Initial Member or its designee for its fair market value (as agreed by the parties or determined pursuant to a third-party determination procedure, if necessary).

Purchase Money Note Trigger Event:	A Purchase Money Note Trigger Event will be deemed to have occurred if, as of any of the dates defined below, (a) the total amount then on deposit in the Defeasance Account plus the sum of the aggregate amount from the Defeasance Account previously paid by the Company to repay any Purchase Money Note and the aggregate amount previously paid to Note Guarantor to reimburse Note Guarantor for payments it has made under the Note Guaranty, divided by (b) the original aggregate principal amount of the Purchase Money Notes as of the Closing Date, is less than:

– 3 Years from the Closing Date: 25%

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– 4 Years from the Closing Date: 40% – 5 Years from the Closing Date: 50% – 6 Years from the Closing Date: 75% – 7 Years from the Closing Date: 100%

Clean-Up Call:	The Initial Member and, until the Purchase Money Notes Defeasance Date, the Note Guarantor each has the right to require the liquidation and sale of any Loans then remaining in the Company at the earliest to occur of (i) the seventh anniversary of the Closing Date, or (ii) the reduction of the aggregate Unpaid Principal Balance of the Loans to 10% or less of the balance as of the Cut-Off Date.

Monthly Reporting:	The Manager will be required to provide monthly reports to the Note Guarantor and the Initial Member (or their respective designees) concerning portfolio-level and Loan-level activities. As mentioned above, semi-annually the monthly reports also will include an updated Business Plan.

Purchase Money Note Structure (Leveraged Structure Only):

Purchase Money Note Description:	The Company will issue one or more zero-coupon Purchase Money Notes that will be guaranteed by the Note Guarantor. The Purchase Money Notes will benefit from their rights to receive cash flows senior to any LLC Interests payments as provided for in the Priority of Payments, as described more fully below, as well as the FDIC Guarantee. The FDIC retains full and sole discretion in terms of the size of each tranche of debt and their respective maturities dates. Payment of the Purchase Money Notes would be secured by the Loans and any REO properties.

Initial Purchase Money Note Amount:	The aggregate principal balances of the Purchase Money Notes outstanding as of the Closing Date to be determined based upon the purchase price paid for the Private Owner Interest and issued in an aggregate amount equal to the value of 100% of the LLC Interests so that the Company has leverage of 1:1 (all of the foregoing determined prior to any increase in the principal balances of the Purchase Money Notes as described at “FDIC Guarantee Fee” below).

Purchase Money Note Interest Rates:	The Purchase Money Notes will have interest rates of 0.00%, and thus (except as otherwise specified in clause 5.) at “Priority of Payments” below) will not receive any interest cash flows from the Company.

Purchase Money Note Maturity Dates:	Each Purchase Note will have a Maturity Date, which is expected to be laddered through to the Debt Maturity Date, upon which the Defeasance Account will be liquidated (either in full or, if less, to the extent necessary fully to pay the maturing Purchase Money Note) and the maturing Purchase Money Note will receive 100% of all such liquidation proceeds.

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Debt Maturity Date:	The Maturity Date of the latest maturing Purchase Money Note.

FDIC Guarantee Fee:	The Note Guarantor will receive a guarantee fee upfront from the Receiver in an amount equal to 3% of the aggregate principal amount of the Purchase Money Notes. The Company will be obligated to reimburse the Receiver for the guarantee fee, through the addition of an aggregate amount equal to the guarantee fee to the Purchase Money Notes (proportionally in accordance with their respective principal amounts).

Defeasance Account:	The Purchase Money Notes will have a Defeasance Account that will be a segregated trust or custodial account maintained at the Custodian for the sole purpose of paying the Purchase Money Notes. The Defeasance Account will be held solely for the benefit of the Purchase Money Notes, and will be permitted to invest only in Permitted Investments (defined at “Permitted Investments” below). The Note Guarantor will direct the investment of any cash in the Defeasance Account into Permitted Investments in its sole discretion, and will retain any risk associated with such investments. Prior to the amount in the Defeasance Account being equal to the aggregate principal balance of the Purchase Money Notes, all investment income on the Defeasance Account will be retained by the Defeasance Account. Once the amount in the Defeasance Account is equal to the aggregate principal balance of the Purchase Money Notes, the FDIC, as Note Guarantor, will receive all distributions of investment income on the Permitted Investments in the Defeasance Account.

Prepayments:	The Company will not be able to prepay any of the Purchase Money Notes without the consent of the Note Guarantor.

Possible Re-Issuance Of Purchase Money Notes:	Upon the maturity of any Purchase Money Note (a “Maturing Purchase Money Note”), the Company, at the direction of the Note Guarantor, shall reissue such Purchase Money Note (such reissued Purchase Money Note, a “Reissued Purchase Money Note”) to the Receiver with terms and conditions as are directed by the Receiver and substantially similar to the terms and conditions of the related Maturing Purchase Money Note (including not accruing interest) and a new maturity date satisfactory to the Note Guarantor; provided that (x) (i) the maturity date of such Reissued Purchase Money Note shall not be later than the seventh anniversary of the Closing Date and (ii) the outstanding principal amount of such Reissued Purchase Money Note at the time of its issuance shall equal (A) the outstanding principal amount of the related Maturing Purchase Money Note minus (B) the aggregate amount paid to the holders of such related Maturing Purchase Money Note from the Defeasance Account on the maturity date thereof and (y) no

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modification contained in such Reissued Purchase Money Note shall adversely affect (i) the amount or timing of distributions to the Private Owner pursuant to the Priority of Payments or (ii) any other rights or obligations of the Private Owner pursuant to the transaction documents (other than the Purchase Money Notes). Simultaneously with the issuance of any Reissued Purchase Money Note, the Company shall use the proceeds of such Reissued Purchase Money Note to repay the holders of the related Maturing Purchase Money Note at maturity.

Cash Flow Mechanics:

Distribution Date:	The 15th of each month, commencing the first month after the Closing Date. There will be no distributions on any Purchase Money Note until the Maturity Date of the respective Purchase Money Note. Cash flows allocated to a Purchase Money Note will be held in the Defeasance Account until the respective Purchase Money Note Maturity Date.

Collection Account and Distribution Account:	Segregated trust or custodial accounts established and maintained at the Custodian for the sole purpose of holding and distributing Loan Proceeds. Loan Proceeds are first deposited into the Collection Account. Amounts in the Collection Account shall be applied to pay Servicing Expenses, Pre-Approved Charges and Funding Draws. Immediately prior to each Distribution Date, all funds remaining in the Collection Account will be transferred to the Distribution Account, for distribution as set forth at “Priority of Payments” below.

Permitted Investments:	Means any one or more of the following obligations or securities provided for in this definition:

1.)     direct obligations of, or guaranteed as to timely payment of principal and interest by, the United States of America, or any agency or instrumentality of the United States of America, the obligations of which are backed by the full faith and credit of the United States of America; for the avoidance of doubt, this includes any debt guaranteed by the FDIC in its corporate capacity;

2.)     demand and time deposits in or certificates of deposit of, or bankers’ acceptances issued by, any bank or trust company, savings and loan association or savings bank, provided that, in the case of obligations that are not fully FDIC-insured deposits, the commercial paper and/or long-term unsecured debt obligations of such depository institution or trust company (or in the case of the principal depository institution in a holding company system, the commercial paper or long-term unsecured debt obligations of such holding company) have an acceptable rating to the Note Guarantor;

Commercial ADC Term Sheet FINAL 11/20/09	16

3.)     general obligations of or obligations guaranteed by any state of the United States or the District of Columbia receiving ratings of not less than the highest rating of each rating agency rating such obligations;

4.)     mutual funds in which investments are limited to the obligations referred to in clauses 1.), 2.) or 3.) of this definition; and

5.)     any other demand, money market or time deposit or other obligation, security or investment.

Loan Proceeds:	Means (i) any and all proceeds (net of such proceeds as are payable to others under any loan participation agreement) with respect to any or all of the Loans, including principal, interest, prepayment fees, premiums and charges, extension and exit fees, late fees, assumption fees, penalties, other fees and charges, insurance proceeds and condemnation payments; (ii) any and all proceeds from sales or other dispositions of any or all of the Loans; (iii) any proceeds from making a draw under any letter of credit or deposit; (iv) any recoveries from borrowers or any guarantees of any kind or nature with respect to the Loans; and (v) any interest or other earnings accrued and paid on any of the items referred to in the foregoing clauses (i) through (iv) while held in the Collection Account or any other account.

Priority of Payments:	On each Distribution Date, all funds on deposit in the Distribution Account shall be applied in the below order of priority.

1.)     first, to pay any Custodian fees;

2.)     then, to pay the Management Fee and any Interim Servicing Fees;

3.)     then, to reimburse the Manager for Excess Working Capital Advances;

4.)     then, to replenish the Working Capital Reserve as described above;

5.)     then, to reimburse the Note Guarantor for any pervious guarantee payments made under its guarantee of the Purchase Money Notes, together, only if a Purchase Money Note Trigger Event has occurred, with interest accrued after a Purchase Money Note Trigger Event at 90-day LIBOR + 3.00% (calculated on an actual/360 basis) on the shortfall from time to time of the total amount then on deposit in the Defeasance Account to the amount required then to be on deposit in the Defeasance Account pursuant to the Purchase Money Note Trigger Event;

6.)     then, to be deposited into the Defeasance Account, until the amount of funds held in the Defeasance Account is equal to the sum of the outstanding principal balances of the Purchase Money Notes; and

Commercial ADC Term Sheet FINAL 11/20/09	17

7.) then, to be allocated among the members in accordance with their respective LLC Interests on a pro rata basis.

Discretionary Funding Advance Repayments. The repayment of Discretionary Funding Advances is not subject to the foregoing priority application of funds. Instead, Loan Proceeds with respect to the specific Loan in respect of which a Discretionary Funding Advance is outstanding will be used (prior to payment of Servicing Expenses, Funding Draws and Pre-Approved Charges) to repay such Discretionary Funding Advance.

Servicing Expenses:	All customary and reasonable out-of-pocket fees, costs, expenses and indemnified amounts incurred in connection with servicing the Loans (not including excluded expenses, outlined below), including protective advances, certain litigation expenses, and certain operating expenses, but not including (i) certain excluded expenses, e.g., servicing fees (which will be paid by the Manager) and payments to affiliates, and (ii) Funding Draws.

Funding Draws:	Amounts to fund the existing unfunded commitments (regardless of whether the underlying Loans are in default) to the underlying borrowers with respect to the Loans or otherwise to fund construction completion costs (to the extent not excluded expenses such as payments to affiliates) of REO or other property acquired as a result of exercise of remedies with respect to the Loans, in each case subject to applicable limitations.

Pre-Approved Charges:	Certain costs, expenses and taxes to be incurred by the Company in connection with the transfer of the Loans from the Initial Member to the Company and the maintenance of existing insurance or guarantees by governmental authorities that relate to the Loans.

Certain Tax Matters:

The Private Owner will be designated the tax matters partner of the Company. For tax purposes, the Amended and Restated Limited Liability Company Operating Agreement of the Company will provide that any built-in losses attributable to the Loans contributed to the Company by the Initial Member as a capital contribution will be allocated solely to the Initial Member, and any losses that are suspended or deferred on a sale of Loans to the Company by the Initial Member pursuant to the Leveraged Structure will be allocated solely to the Initial Member. The losses referred to in the preceding sentence would be calculated by reference to: (i) in the case of Loans contributed to the Company, the excess of the adjusted tax basis of the Loans to the Company over their fair market value on the date of contribution; and (ii) in the case of Loans sold to the Company (under the Leveraged Structure), the excess of the adjusted tax basis of the Loans to the Initial

Member over the amount realized by the Initial Member on the sale.

Commercial ADC Term Sheet FINAL 11/20/09	18

MULTIBANK STRUCTURED TRANSACTION COMMERCIAL ADC LLC 2009-1

Term Sheet

AMENDMENT TO TERM SHEET

JANUARY 11, 2010

The transaction has been modified such that the following paragraph is no longer applicable:

The obligations of the Private Owner under the Amended and Restated Limited Liability Company Operating Agreement of the Company (including without limitation as the Manager) will be secured by a lien in favor of the Initial Member on the Private Owner Interest and the distributions from the Company in respect thereof, and also will be required to be guaranteed by a financially responsible source, to be determined by the FDIC in its sole discretion (the “Guarantor”). The aggregate amount for which the Guarantor shall be liable under the guaranty shall be limited to the greater of (such greater amount, the “Guaranty Limit”) (i) $5,000,000 and (ii) an amount equal to, as of any date of calculation, (A) the Unpaid Principal Balance of all the Loans determined as of such date of calculation; multiplied by (B) the Initial Member Interest expressed as a fraction; multiplied by (C) .50; multiplied by (D) a percentage, expressed as a decimal, equal to (x) an amount equal to the winning bidder’s bid amount for the Private Owner Interest divided by the Private Owner Interest expressed as a fraction, and (y) divided by the Unpaid Principal Balance of all of the Loans as of the Cut-Off Date, as it may be adjusted pursuant to the transaction documents. The Guaranty Limit for any claim under the guaranty shall be the Guaranty Limit on the date on which the earliest act or omission that is a basis of the claim occurred.

Below is a summary of the revised provisions concerning security for the obligations of the Private Owner under the Amended and Restated Limited Liability Company Operating Agreement. Transaction documents will be revised to reflect these changes:

Security (in lieu of Net Worth and Parent Guaranty Requirements):

•	no Parent Guaranty

•	no net worth requirement for Private Owner.

•

Creation of a form of additional security (“Additional Security”) in favor of the Initial Member (Initial Member and, if applicable, FDIC Corporate, the “Secured Parties”; Initial Member is primary beneficiary).

•	Additional Security to be posted by the Private Owner at Closing to guaranty its obligations under the transaction documents.

•	Additional Security to be $5 million in the form of Cash Collateral or a Letter of Credit, at the winning bidder/Private Owner’s option.

•

Secured Parties can collect against the Additional Security only in the event of an unremedied Event of Default by the Private Owner; rights to Additional Security are in addition to and not in place of other remedies for an Event of Default

•	If Additional Security is in the form of Cash Collateral:

•	The Custodian will hold the Cash Collateral as collateral agent for Secured Parties

•	The cash will be held in an account with the Custodian which will be subject to a security interest in favor of the Secured Parties

•	Cash can be invested in permitted investments

•	If Additional Security is in the form of a Letter of Credit (“LOC”):

•

Beneficiaries of LOC are Secured Parties; Account Party is Private Owner (or entity that owns and controls the Private Owner) and issuer of the LOC must at all times be an acceptable institution meeting certain minimum qualifications (“Qualified Issuer”); If the issuer of the LOC is no longer a Qualified Issuer, it must be replaced by Private Owner.

•	Expenses of securing LOC are borne by the Private Owner, not the LLC.

•

Upon an unremedied Event of Default by the Private Owner, Custodian draws at direction of Secured Parties; funds may be used to remedy losses, such as expenses of removing the Private Owner and finding a replacement entity.

•

LOC is to be renewable automatically unless Private Owner directs otherwise; if LOC not renewed, the Secured Parties have the right to instruct the Custodian to make a draw which becomes Cash Collateral deposited into an account with the Custodian subject to a security interest in favor of the Secured Parties.

•	Form of LOC will be attached to the LLC Operating Agreement (expected to be a sight draft).

Exhibit D

Multibank Transaction 2009-1 RES-ADC

Execution Copy

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

MULTIBANK 2009-1 RES-ADC VENTURE, LLC

Dated as of February 9, 2010

Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

i

Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

(Continued)

ii

Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

(Continued)

iii

Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

MULTIBANK 2009-1 RES-ADC VENTURE, LLC

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (as the same may be amended or modified from time to time in accordance with the terms hereof, this “Agreement”), is made and entered into as of the 9th day of February, 2010 (the “Closing Date”), by and among the Federal Deposit Insurance Corporation (in any capacity, the “FDIC”), as the Receiver defined below (including its successors and assigns hereto, the “Initial Member”), RL RES 2009-1 Investments, LLC, a Delaware limited liability company (the “Private Owner”), and Multibank 2009-1 RES-ADC Venture, LLC, a Delaware limited liability company (the “Company”).

WHEREAS, the FDIC has separately been appointed receiver (in such separate capacities as receiver for the separate receiverships, the “Receiver”) for each of the various failed financial institutions listed on Schedule I hereto (collectively, the “Failed Banks” and each individually, a “Failed Bank”); and

WHEREAS, on February 3, 2010, the Initial Member formed the Company as a Delaware limited liability company and was admitted as its initial, and sole, member (owning a one hundred percent (100%) limited liability company interest), and the Initial Member and the Company have entered into that certain Limited Liability Company Operating Agreement dated as of February 3, 2010 (the “Original LLC Operating Agreement”) as the initial “limited liability company agreement” (as such term is defined in the Act) of the Company;

WHEREAS, the Initial Member and the Company have entered into a Loan Contribution and Sale Agreement dated of even date hereof (the “Contribution Agreement”) pursuant to which (i) the Initial Member has sold in part and (as the sole member of the Company at the time) contributed in part to the Company, and the Company purchased from the Initial Member, all of the Initial Member’s right, title and interest in and to the Loans, and assumed the Obligations (as defined in the Contribution Agreement), (ii) the Company executed and delivered to the Initial Member those certain Purchase Money Notes for the benefit of the Initial Member and dated the date hereof (the “Purchase Money Notes”); and (iii) the FDIC, in its corporate capacity (the “Purchase Money Notes Guarantor”) guaranteed payment of principal on the Purchase Money Notes pursuant to the terms of a Guaranty Agreement dated the date hereof between the FDIC, in its corporate capacity, and the Initial Member (the “Purchase Money Notes Guaranty”), and obtained a security interest in the Loans and Underlying Collateral under the Reimbursement, Security and Guaranty Agreement;

WHEREAS, the Manager has agreed to cause the Company to establish the Working Capital Reserve Account to provide the Company with capital to fund Working Capital Expenses and, the Manager and the Initial Member have agreed to initially fund the Working Capital Reserve Account;

WHEREAS, following closing of the transactions contemplated by the Contribution Agreement and the execution of the Original LLC Operating Agreement, Initial Member agreed, pursuant to the terms of that certain Limited Liability Company Interest Sale and Assignment

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

Agreement dated of even date herewith (the “Transferred LLC Interest Sale Agreement”), to sell to the Private Owner, effective as of the Closing Date an LLC Interest representing a forty percent (40)% equity interest in the Company;

WHEREAS, after giving effect to the transactions contemplated by the Transferred LLC Interest Sale Agreement, as of the Closing Date the Initial Member and Private Owner will own all the issued and outstanding limited liability company interests in the Company;

WHEREAS, upon the occurrence of the First Incentive Threshold Event, the Private Owner will own an LLC Interest representing a thirty-five percent (35%) equity interest in the Company and the Initial Member will own an LLC Interest representing a sixty-five percent (65%) equity interest in the Company; and upon the occurrence of the Second Incentive Threshold Event, the Private Owner will own an LLC Interest representing a thirty percent (30%) equity interest in the Company and the Initial Member will own an LLC Interest representing a seventy percent (70%) equity interest in the Company;

WHEREAS, the parties desire to amend and restate the Original LLC Operating Agreement in its entirety in order to reflect the admission of Private Owner as a Member of the Company and to set forth the terms and conditions on which the Company shall be owned and operated;

NOW, THEREFORE, in consideration of the premises and the other covenants and conditions contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

Certain Definitions

1.1 Definitions. This Agreement constitutes the “limited liability company agreement” (as such term is defined in the Act) of the Company. For purposes of this Agreement, the following terms shall have the meanings and definitions hereinafter respectively set forth.

“Acceptable Investment Rating” shall mean any of the top three rating categories that may be assigned to any security, obligation or entity by the Rating Agencies.

“Acceptable Rating” shall mean (i) a rating of “Average (Select Servicer List)” for construction loan servicers by Standard and Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc., (ii) a rating of “Acceptable” or “Proficient” (or better) for construction loan servicers by Fitch, Inc., or (iii) a rating of “Approved” or “Average” (or better) for construction loan servicers by Moody’s Investors Service.

“Account Control Agreement” shall have the meaning given in the Custodial and Paying Agency Agreement.

“Accountants” shall mean the independent certified public accountants of the Company.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

“Acquired Property” shall mean (i) Underlying Collateral to which title is acquired by or on behalf of the Company or any Ownership Entity, any Failed Bank or the Receiver by foreclosure, by deed in lieu of foreclosure, by power of sale or by sale pursuant to the Uniform Commercial Code; (ii) the equity interests in the Ownership Entities and (iii) the assets held directly or indirectly by the Ownership Entities.

“Act” shall mean the Delaware Limited Liability Company Act, 6 Del. C. §§ 18-101 et seq.

“Additional Security” shall have the meaning give in Section 3.13.

“Adjusted Capital Account Deficit” means, with respect to any Member, the deficit balance, if any, in such Member’s Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(A) Credit to such Capital Account any amounts that such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(B) Debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account Deficit is intended with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Affiliate” shall mean, with respect to any specified Person, (i) any other Person directly or indirectly Controlling or Controlled by or under common Control with such specified Person, (ii) any Person owning or Controlling ten percent (10%) or more of the outstanding voting securities, voting equity interests, or beneficial interests of the Person specified, (iii) any officer, director, general partner, managing member, trustee, employee or promoter of the Person specified or any Immediate Family Member of such officer, director, general partner, managing member, trustee, employee or promoter, (iv) any corporation, partnership, limited liability company or trust for which any Person referred to in clause (ii) or (iii) acts in that capacity, or (v) any Person who is an officer, director, general partner, managing member, trustee or holder of ten percent (10%) or more of the outstanding voting securities, voting equity interests or beneficial interests of any Person described in clauses (i) through (iv); provided, however, that (a) with respect to the Private Owner (in any capacity), in addition to the foregoing, each Affiliate of Rialto Capital Management, LLC, a Delaware limited liability company, shall be deemed to be an “Affiliate” of the Private Owner, and (b) none of the Initial Member, the Purchase Money Notes Guarantor, the Collateral Agent or any Affiliate (for this purpose determined disregarding clauses (ii), (iii) and (iv) of this definition (including in the context of clause (v) of this definition) and disregarding the Company and any Person Controlled by the Company) of any of the foregoing shall be deemed to be an “Affiliate” of the Company or of any Person Controlled by the Company.

“Agreement” shall have the meaning given in the preamble.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

“Ancillary Documents” shall mean the Contribution Agreement, the Servicing Agreement (including the Electronic Tracking Agreement), the Custodial and Paying Agency Agreement, the Private Owner Pledged Account Control Agreement, any Qualifying Letter of Credit, one or more Account Control Agreements, the Purchase Money Notes (and any promissory note reissued in respect thereof pursuant to Section 2.8 of the Custodial and Paying Agency Agreement), the Purchase Money Notes Guaranty, the Reimbursement, Security and Guaranty Agreement and the Transferred LLC Interest Sale Agreement, in each case once executed and delivered, and any and all other agreements and instruments executed and delivered in connection with the Closing or the transactions contemplated thereby.

“Book Value” shall mean, (i) with respect to contributed property, the initial Fair Market Value of such property, and (ii) with respect to any other Company asset, the adjusted basis of such asset for federal income tax purposes; provided, however, that the Book Values of all Company assets shall be adjusted to equal their respective Fair Market Values, in accordance with the rules set forth in Section 1.704-1(b)(2)(iv)(f) of the Treasury Regulations, except as otherwise provided herein, immediately prior to: (a) the date of the acquisition of any additional LLC Interest by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the date of the actual distribution of more than a de minimis amount of Company property (other than a pro rata distribution) to a Member in connection with the redemption of all or part of such Member’s LLC Interest; or (c) the date of the actual liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations; and provided further, that adjustments pursuant to clauses (a) and (b) above shall be made only if the Tax Matters Member reasonably determines, after consultation with the Initial Member, that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. The Book Value of any Company Property distributed to any Member shall be adjusted immediately prior to such distribution to equal its Fair Market Value as of such date.

“Borrower” shall mean any borrower with respect to any Loan.

“Bulk Sale” shall mean the sale or other disposition, in a single transaction or a series of related transactions (and directly or indirectly), to a single buyer of two more assets (consisting of Loans, including any separate REO Property or other Acquired Property into which any Loan is converted) that (i) are not from a single borrower relationship or (ii) otherwise do not involve (or are not secured by) items of REO Property that are part of the same project and/or physically adjacent to one another; provided however, if multiple assets are marketed and offered at the same time, and each such asset is marketed individually and offers are solicited with respect thereto individually, the transaction will not be considered a Bulk Sale if multiple assets are sold to a single buyer provided that the single buyer’s overall price for such specific assets exceeds the aggregate value of the highest individual prices offered by other buyers for each individual asset included in that specific transaction (based on net cash proceeds to be received by the Company).

“Business” shall mean the acquisition of the Loans pursuant to the Contribution Agreement and the ownership, servicing, administration, management and liquidation of the Loans.

4

Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

“Business Day” shall mean any day except a Saturday, Sunday or other day on which commercial banks in Washington, D.C. or United States federal government offices are required or authorized by Law to close.

“Business Plan” shall have the meaning given in Section 7.7.

“Buy-Out Closing” shall have the meaning given in Section 3.14(a).

“Buy-Out Closing Date” shall have the meaning given in Section 3.14(b).

“Buy-Out Notice” shall have the meaning given in Section 3.14(a).

“Buy-Out Valuation Date” shall have the meaning given in Section 3.14(a).

“Capital Account” shall mean the capital account of a Member related to such Member’s outstanding LLC Interests, as adjusted to account for allocations of Net Income (and items thereof) and Net Loss (and items thereof), and contributions and distributions relating to such LLC Interests, as provided in greater detail in Section 6.2 and elsewhere in this Agreement.

“Capital Contribution” shall mean a contribution to the capital of the Company made, deemed to be made, or to be made pursuant to the Original LLC Operating Agreement, the Contribution Agreement, or this Agreement.

“Certificate” shall have the meaning given in Section 2.1(a).

“Change of Control” shall mean (a) with respect to the Private Owner, (i) the Private Owner’s Specified Parent for any reason (x) failing or ceasing to Control the Private Owner or (y) failing or ceasing to own, beneficially and of record, and directly or indirectly (including through one or more Subsidiaries), at least 50.1% in value of all of the equity interests in the Private Owner, or (ii) any Person other than the Private Owner’s Specified Parent (and its/their wholly-owned subsidiaries) at any time, when considered together with all of such Person’s Affiliates (excluding, as applicable, the Private Owner’s Specified Parent and its/their wholly-owned subsidiaries), directly or indirectly acquiring or holding, of record or beneficially, 25% in value of all of the equity interests in the Private Owner, or (iii) any Person comprising the Private Owner’s Specified Parent for any reason failing or ceasing to own, beneficially and of record, and directly or indirectly (including through one or more Subsidiaries and/or Affiliates) at least 50.1% of the equity interests in the Private Owner held by such Person on the Closing Date, or (iv) Rialto Capital Management, LLC, a Delaware limited liability company (including directly or indirectly through its Affiliates), for any reason ceasing to be actively engaged in the management and operation of the Private Owner; and (b) with respect to the Servicer, (i) the Servicer’s Specified Parent for any reason (x) failing or ceasing to Control the Servicer or (y) failing or ceasing to own, beneficially and of record, and directly or indirectly (including through one or more Subsidiaries), at least 50.1% in value of all of the equity interests in the Servicer, or (ii) without limitation of clause (i), in the event the Servicer is (or at the time it became the Servicer, was) an Affiliate of the Private Owner, any Change of Control of the Private Owner.

“Clean-up Call” shall have the meaning set forth in Section 12.17.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

“Closing” shall mean the consummation of the transactions contemplated in the Transferred LLC Interest Sale Agreement.

“Closing Date” shall have the meaning given in the preamble.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Collateral Agent” shall mean the FDIC, in its capacity as the Collateral Agent under (and as defined in) the Reimbursement, Security and Guaranty Agreement, and any successor Collateral Agent thereunder.

“Collection Account” shall mean a segregated trust or custodial account established and maintained at a branch of the Paying Agent (as the “Collection Account” defined therein) in accordance with, and for the purposes set forth in, the Custodial and Paying Agency Agreement.

“Company” shall have the meaning given in the preamble.

“Company Property” shall mean all property, whether real or personal, tangible or intangible, owned by the Company, including the Loans contributed or sold by the Initial Member pursuant to the Contribution Agreement.

“Contract for Deed” shall mean an executory contract with a third party to convey real property to such third party upon payment of the amounts set forth therein and/or the performance of any other obligations described therein, including any installment land contract.

“Contribution Agreement” shall have the meaning given in the recitals.

“Control” (including the phrases “Controlled by” and “under common Control with”) when used with respect to any specified Person shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or interests, by contract or otherwise.

“Covered Persons” shall have the meaning given in Section 4.6(f).

“Custodial and Paying Agency Agreement” shall mean, initially, the Custodial and Paying Agency Agreement dated as of February 9, 2010, by and between the Company, the Purchase Money Notes Guarantor and the initial Custodian and Paying Agent, and thereafter any replacement agreement entered into with a Custodian and Paying Agent pursuant to Section 3.7.

“Custodial Documents” shall have the meaning given in the Custodial and

Paying Agency Agreement.

“Custodian” shall have the meaning given in Section 3.7.

“Custodian and Paying Agent Report” shall have the meaning given in the Custodial and Paying Agency Agreement.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

“Cut-Off Date” shall have the meaning given in the Contribution Agreement.

“Damages” shall mean any and all damages, disbursements, suits, claims, liabilities, obligations, judgments, fines, penalties, charges, amounts paid in settlement, costs and expenses (including, without limitation, attorneys’ fees and expenses) arising out of or related to litigation and interest on any of the foregoing.

“Debt” of any Person shall mean (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person for the deferred purchase price of property or services (excluding non-Affiliated trade payables (or Affiliated trade payables, incurred in a manner consistent with applicable requirements herein and in the Ancillary Documents, that are expressly subordinated in writing to such Person’s obligations under this Agreement and the Ancillary Documents on terms satisfactory to the Initial Member and, prior to the Purchase Money Notes Defeasance Date, the Purchase Money Notes Guarantor) arising in the ordinary course of business), (iii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vi) all liabilities or obligations of any nature whatsoever secured by a consensual pledge, consensual security interest or other consensual lien of, in or on any property or asset of such Person (other than (x) if such Person is the Private Owner, any such pledge, security interest or other lien granted to the Initial Member under this Agreement, and (y) customary rights of set- off, revocation, refund or chargeback under deposit agreements or under the Uniform Commercial Code of banks or other similar financial institutions where such Person maintains deposits), or (vii) all indebtedness or obligations of others of the kinds referred to in clauses (i) through (vi) above in respect of which such Person has entered into or issued any Guarantee.

“Debtor Relief Laws” shall mean Title 11 of the United States Code (11 U.S.C. §§101, et seq.), and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Determination Date” shall have the meaning given in the Custodial and Paying Agency Agreement.

“Defeasance Account” shall have the meanings given in Custodial and Paying Agency Agreement

“Direct Owner” shall mean, with respect to any Person, any other Person who has any direct ownership interest in such Person.

“Discretionary Funding Advance” shall have the meaning given in Section 5.3.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

“Disposition” shall mean any sale, assignment, alienation, gift, exchange, conveyance, transfer, pledge, hypothecation, granting of a security interest or other disposition or attempted disposition whatsoever, in each case, whether voluntary or involuntary, and including any of the foregoing by operation of law (including any merger into, or any consolidation with, any other Person). For the avoidance of doubt, it is understood and agreed that a statutory conversion of a Person into another form of Person does not constitute a Disposition. The term “Dispose” shall mean to make or consummate a “Disposition.”

“Dispute Resolution Procedure” shall mean the following procedure solely for the purpose of determining a particular amount:

Each Member shall submit to the other, within five Business Days of referral to this procedure, its proposed amount. If either Member fails to submit such a proposal within such time period, then the amount shall be the single proposal provided. If the higher of the two proposals is not greater than 110% of the lower proposal, then the amount shall be the average of such two proposals. If the higher of such two proposals is greater than 110% of the lower amount then the Members shall, within seven days of their submission of such proposals, jointly select a nationally recognized investment banking firm which shall, within 15 days of its appointment, select the proposed amount previously submitted by the Members pursuant to this procedure that in its opinion more closely reflects the amount being determined as described in the Agreement, and the proposal thus selected shall be considered the amount for purposes of the Agreement. If the Members fail to agree on such investment banking firm within such seven-day period, then each Member shall nominate, within such seven-day period, a nationally recognized investment banking firm that is not an Affiliate thereof and the investment banking firm that is to make such determination shall be chosen by the two nominated firms promptly after the expiration of such seven-day period; provided, that if either Member shall fail to nominate such an investment banking firm within such seven-day period, such determination shall be made by the investment banking firm nominated by the other Member. The fees of the selected investment-banking firm shall be paid in the manner provided in the Agreement. Any determination of any amount made by any investment-banking firm selected in accordance with this procedure shall be final and binding on the Members and, without limitation of the foregoing, may be enforced by any court having jurisdiction in the premises.

“Dissolution Event” shall mean, with respect to any specified Person, (i) in the case of a specified Person that is a partnership or limited partnership or a limited liability company, the dissolution and commencement of winding up of such partnership, limited partnership or limited liability company, (ii) in the case of a specified Person that is a corporation, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter and the expiration of 90 days after the date of notice to the corporation of revocation without a reinstatement of its charter, and (iii) in the case of any other specified entity, the termination of such entity. For the avoidance of doubt, it is understood and agreed that a statutory conversion of a Person into another form of Person does not constitute a “Dissolution Event.”

“Distributable Cash” shall have the meaning given in Section 6.5.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

“Distribution Account” shall mean a segregated trust or custodial account established and maintained under the Custodial and Paying Agency Agreement (as the “Distribution Account” defined therein) at a branch of the Paying Agent for the sole purpose of holding and distributing Loan Proceeds in accordance with the Custodial and Paying Agency Agreement.

“Distribution Date” shall have the meaning given in the Custodial and Paying Agency Agreement.

“Distribution Date Report” shall have the meaning given in the Custodial and Paying Agency Agreement, which report shall be prepared and distributed by the Manager to the Paying Agent as part of the Monthly Report in accordance with Section 7.4(b).

“Due Period” shall have the meaning given in the Custodial and Paying Agency Agreement.

“Electronic Tracking Agreement” shall have the meaning given in the Servicing Agreement.

“Embargoed Person” shall mean any person subject to trade restrictions under United States law, including, without limitation, the International Emergency Economic Powers Act, 50 U.S.C. §§1701, et seq., The Trading with the Enemy Act, 50 U.S.C. §§ App. 1, et seq., any foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended), or any enabling legislation or regulations promulgated thereunder or any executive order relating thereto (including Executive Order 13224 of September 21, 2001 Blocking Property and Prohibiting Transactions With Persons who Commit, Threaten to Commit or Support Terrorism (66 Fed. Reg. 49079 (2001)) or 31 C.F.R. §594.101, et seq.) with the result that a purchase of assets or any other transaction entered into with respect to any assets (including, without limitation, any investment in any structured transaction), whether directly or indirectly, is prohibited by or in violation of law.

“Environmental Hazard” means the presence at, in or under any Underlying Collateral (whether held in fee simple or subject to a ground lease or otherwise, and including any improvements whether by buildings or facilities, and any personal property, fixtures, leases and other property or rights pertaining thereto), of any “hazardous substance,” as such term is defined in Section 101(14) of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601(14), or any petroleum (including crude oil or any fraction thereof that is liquid at standard conditions of temperature and pressure), at a level or in an amount that requires remediation or abatement pursuant to applicable Law.

“ERISA” shall have the meaning given in Section 10.1(r).

“Escrow Account” shall have the meaning given in the Contribution Agreement.

“Escrow Advance” shall mean any advance made to pay taxes or insurance premiums or any other cost or expense that, but for a shortfall in the Borrower’s Escrow Account, is payable using funds in the Borrower’s Escrow Account.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

“Events of Default” shall mean any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) the receipt by the Company of notice from the Collateral Agent that an Event of Default under and as defined in the Reimbursement, Security and Guaranty Agreement has occurred (unless such an Event of Default has not actually so occurred); or

(b) the occurrence of any Insolvency Event (without any cure period other than as may be provided for in the definition of Insolvency Event) (i) with respect to the Company or the Private Owner; or (ii) with respect to any Servicer or any Subservicer; provided, that such Insolvency Event under this clause (ii) (that is not otherwise an Insolvency Event under clause (i) hereof) shall not be an Event of Default hereunder (but shall in all events be a default under the applicable Servicing Agreement or Subservicing Agreement) so long as the Manager shall have fully replaced (or caused the replacement of) such affected Servicer or Subservicer within thirty (30) days after the occurrence of such Insolvency Event; or the occurrence of any Dissolution Event with respect to the Private Owner; or

(c) any failure of the Company to pay any Servicing Expense when due in accordance with Section 12.6 of this Agreement, which failure continues unremedied for a period of thirty (30) days after the date on which written notice of such failure requiring the same to be remedied shall have been given by the Initial Member to the Company; or

(d) the failure of the Company or the Private Owner (for the avoidance of doubt, in any capacity, including as a Member and/or as a Manager) to comply in any material respect with or enforce the provisions of this Agreement, which continues unremedied for a period of thirty (30) days after the date on which written notice of such failure requiring the same to be remedied shall have been given by the Initial Member to the Private Owner; or

(e) the occurrence of either (i) a failure by the Servicer to perform in any material respect its obligations under the Servicing Agreement, which continues unremedied for a period of thirty (30) days after the date on which written notice of such failure requiring the same to be remedied shall have been given by the Manager (in its individual capacity) or the Initial Member to the Servicer, or (ii) a failure by the Manager (in its individual capacity) to replace the Servicer upon the occurrence of either an Event of Default under the Reimbursement, Security and Guaranty Agreement as a result of the Servicer’s acts or omissions or a material breach of or event of default under the Servicing Agreement by the Servicer, in either case which continues unremedied for a period of thirty (30) days after the date on which written notice of such failure requiring the same to be remedied shall have been given by the Initial Member to the Manager (in any capacity); or

(f) the failure of the Manager (in any capacity) to comply in any material respect with its obligations under the Servicing Agreement or the Company to comply in any material respect with its obligations under the Custodial and Paying Agency Agreement (including any failure to pay fees or expenses due thereunder) which, in either case, remains unremedied for a period of thirty (30) days after the date on which written notice of such failure

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

requiring the same to be remedied shall have been given by the Initial Member or, as applicable, the Custodian or the Paying Agent, to the Manager (in any capacity) or the Company, as applicable; or

(g) there shall be a change in the Private Owner or any Manager or there shall occur a Change of Control with respect to the Private Owner (other than as expressly permitted pursuant to Section 8.2) or any Restricted Servicer Change of Control; provided, that, any such Restricted Servicer Change of Control shall not be an Event of Default hereunder (but shall in all events by a default under the applicable Servicing Agreement) so long as the Manager shall have fully replaced (or caused the replacement of) such affected Servicer within thirty (30) days after the occurrence of such Restricted Servicer Change of Control; or

(h) the failure of the Company to remit or cause to be remitted all Loan Proceeds to the Paying Agent (or to the applicable account maintained with the Paying Agent) as and when required; or

(i) the failure of the Manager to cause the Company to repay (or remit available funds for the repayment of) Discretionary Funding Advances to the full extent Loan Proceeds from the applicable Loan are available for such repayment; or

(j) any failure, for any reason, in the amount of the Additional Security being equal to or in excess of Five Million Dollars ($5,000,000), or any failure by an Issuing Bank to comply with any terms, agreements or conditions of any Qualifying Letter of Credit.

“Excess Working Capital Advance” shall have the meaning given in Section 5.4.

“Excluded Expenses” shall have the meaning given in Section 12.7(b).

“Existing Servicer” shall have the meaning given in the Contribution Agreement.

“Failed Banks” shall have the meaning given in the preamble.

“Fair Market Value” shall mean, with respect to any asset on a given date, the gross fair market value of such asset, unreduced by any liability, on such date as determined in good faith by the Manager after consultation with the Initial Member; provided, however, that the parties hereto acknowledge and agree that, as of the Closing Date, the Fair Market Value of the Capital Contribution made by the Initial Member shall be based on the Transferred LLC Interest Sale Price, as set forth in the Transferred LLC Interest Sale Agreement, and such Fair Market Value shall be utilized for determining the initial Capital Accounts of the Members as of the Closing Date.

“Fannie Mae” shall mean the Federal National Mortgage Association of the United States, or any successor thereto.

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“Fannie Mae Guidelines” shall mean those guidelines governing reimbursement of costs and expenses by Fannie Mae with respect to loans owned or securitized by Fannie Mae, as in effect on the date on which an expense or cost is incurred.

“FDIC” shall have the meaning given in the recitals.

“Final Distribution” shall have the meaning given in Section 6.6(f).

“First Incentive Threshold Event” shall have the meaning given in Section 6.6(b)(iii).

“Fiscal Year” shall have the meaning given in Section 7.1.

“Funding Draw” shall mean (i) any principal advance with respect to a Loan pursuant to the funding provisions of the applicable Loan Documents and in accordance with the Servicing Standard, in each case so long as (a) if required by applicable Law or if otherwise deemed necessary by the Manager or required hereunder, an endorsement to each applicable title policy insuring the Loan, which endorsement shall be in form and content acceptable to the Manager, is obtained that (1) brings down the effective date of the title policy to the date on which the applicable Funding Draw it covers is made, (2) increases the liability limit of the title policy by an amount equal to the principal amount of such Funding Draw, and (3) contains no new exceptions to title; (b) notwithstanding anything to the contrary contained in this Agreement, if the then outstanding unpaid principal balance of the Loan exceeds (or would, after taking into account the applicable Funding Draw, so exceed) the value of the Underlying Collateral, the Manager shall make or permit any such Funding Draw only if the Manager determines, in its reasonable judgment, that the Borrower is reasonably likely to be able to repay the Loan, or that the making of the Funding Draw is in the best interests (in terms of maximizing the value of the Loan) of the Company and the Initial Member, or that the Company is otherwise legally obligated to make such Funding Draw under the applicable Loan Documents; and (c) such advance is made in accordance with the terms of the Loan and the Loan Documents, provided, however, that if such advance would result in the principal amount of such Loan being in excess of the related unfunded commitment with respect thereto (as set forth in the Loan Documents) or if any term with respect to the Loan or the Loan Documents precludes such advance in the event of a Borrower default, the applicable unfunded commitment may be increased (and such advance may be made) and/or such term may be waived, in each case only if the Manager determines, in its reasonable judgment and in accordance with the Servicing Standard, that such increase to the unfunded commitment (and related advance) and/or waiver is in the best interests of the Company and the Initial Member in terms of maximizing the value of the Loan and, in the case of any such increase to the unfunded commitment (or other advance not contemplated in the existing Loan Documents), (x) such increased commitment and the related advance are evidenced by an applicable Note (or Notes) and amendments to the Loan Documents (including Underlying Collateral Documents) pursuant to which such increased commitment and advance shall be secured by all of the Underlying Collateral for such Loan and otherwise subject to the general provisions with respect to other outstanding amounts under such Loan, all on terms and conditions consistent with the Loan Documents as in effect prior to such amendment, and (y) the Manager complies with the requirements in item (i)(a) above; and (ii) payments of costs and expenses associated with the continued construction of REO Property (including the payment of

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

so-called “soft costs” payable during construction (such as real estate taxes, ground rents and insurance premiums)) as would typically have been paid out of funding of the applicable Loan relating to such REO Property (as reasonably determined by the Manager), in each case (x) only to the extent the Manager determines, in its reasonable judgment, that the payment of such costs and expenses is in the best interests (in terms of maximizing the value of the Loan and REO Property) of the Company and the Initial Member, and (y) in accordance with the Servicing Standard and the Loan Documents that were applicable to the REO Property before it became an REO Property (not including payment of debt service under the applicable Loan Documents, and without reference to the unfunded commitment, if any, having been in effect with respect to such REO Property under the Loan Documents); provided, that, in no event shall any such costs and expenses payable pursuant to any such Funding Draw include any Excluded Expenses.

“GAAP” shall mean United States generally accepted accounting principles as in effect from time to time.

“Governmental Authority” shall mean (i) any United States or non-United States national, federal, state, local, municipal, provincial or international government or any political subdivision of any thereof or (ii) any governmental, regulatory or administrative authority, agency or commission, or judicial or arbitral body of any of the foregoing described in clause (i).

“ground lease” shall have the meaning given in Section 12.15.

“Group of Loans” shall have the meaning given in the Contribution Agreement.

“Guarantee” shall mean, with respect to any particular indebtedness or other obligation, (i) any direct or indirect guarantee thereof by a Person other than the obligor with respect to such indebtedness or other obligation or any transaction or arrangement intended to have the effect of directly or indirectly guaranteeing such indebtedness or other obligation, including without limitation any agreement by a Person other than the obligor with respect to such indebtedness or other obligation (A) to pay or purchase such indebtedness or other obligation or to advance or supply funds for the payment or purchase of such indebtedness or other obligation, (B) to purchase, sell or lease (as lessee or lessor) property of, to purchase or sell services from or to, to supply funds to or in any other manner invest in, the obligor with respect to such indebtedness or other obligation (including any agreement to pay for property or services of the obligor irrespective of whether such property is received or such services are rendered), primarily for the purpose of enabling the obligor to make payment of such indebtedness or other obligation or to assure the holder or other obligee of such indebtedness or other obligation against loss, or (C) otherwise to assure the obligee of such indebtedness or other obligation against loss with respect thereto, or (ii) any grant (or agreement in favor of the obligee of such indebtedness or other obligation to grant such obligee, under any circumstances) by a Person other than the obligor with respect to such indebtedness or other obligation of a security interest in, or other Lien on, any property or other interest of such Person, whether or not such other Person has not assumed or become liable for the payment of such indebtedness or other obligation.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

“Immediate Family Member” shall mean, with respect to any individual, his or her spouse, parents, parents-in-law, grandparents, descendants, nephews, nieces, brothers, sisters, brothers-in-law, sisters-in-law, children (whether natural or adopted), children-in-law, stepchildren, grandchildren and grandchildren-in-law.

“Incentive Threshold” shall have the meaning given in Section 6.6(b)(iv).

“Incentive Threshold Base Amount” shall have the meaning given in Section 6.6(b).

“Indemnified Parties” shall have the meaning give in Section 4.6(a).

“Initial Member” shall have the meaning given in the preamble.

“Initial Member Capital Contribution” shall have the meaning given in Section 2.3(a)(i).

“Insolvency Event” shall mean, with respect to any specified Person, the occurrence of any of the following events:

1.	the specified Person makes an assignment for the benefit of creditors;

2.	the specified Person files a voluntary petition for relief in any Insolvency Proceeding;

3.	the specified Person is adjudged bankrupt or insolvent or there is entered against the specified Person an order for relief in any Insolvency Proceeding;

4.	the specified Person files a petition or answer seeking for the specified Person any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any Law;

5.	the specified Person seeks, consents to, or acquiesces in the appointment of a trustee, receiver or liquidator of the specified Person or of all or any substantial part of the specified Person’s properties;

6.	the specified Person files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the specified Person in any proceeding described in clauses (1) through (5);

7.	the specified Person becomes unable to pay its obligations (other than, with respect to the Company, the Purchase Money Notes unless a Purchase Money Note Trigger Event (as defined in the Reimbursement, Security and Guaranty Agreement) has occurred and is continuing and is not cured within ten (10) Business Days) as they become due, or the sum of such specified Person’s debts is greater than all of such Person’s property, at a fair valuation; or

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

8.	(i) at least sixty (60) days have passed following the commencement of any proceeding against the specified Person seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any Law and such proceeding has not been dismissed, or (ii) (x) at least sixty (60) days have passed following the appointment of a trustee, receiver or liquidator for the specified Person or all or any substantial part of the specified Person’s properties without the specified Person’s agreement or acquiescence, and such appointment has not been vacated or stayed, or (y) if such appointment has been stayed, at least sixty (60) days have passed following the expiration of the stay and such appointment has not been vacated.

“Insolvency Proceeding” shall mean any proceeding under Title 11 of the United States Code (11 U.S.C. §§101, et seq.) or any proceeding under any other Debtor Relief Law.

“Interim Management Fee” shall have the meaning given in the Custodial and Paying Agency Agreement.

“Interim Servicing Fee” shall have the meaning given in the Contribution Agreement.

“Interim Servicing Period” shall have the meaning given in the Contribution Agreement.

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended from time to time.

“Issuing Bank” shall mean, with respect to any Qualifying Letter of Credit, the applicable issuing bank.

“Law” shall mean any applicable statute, law, ordinance, regulation, rule, code, injunction, judgment, decree or order (including any executive order) of any Governmental Authority.

“LC Reissuance/Extension Failure” shall mean, with respect to any Qualifying Letter of Credit, (i) any failure of Issuing Bank to be and remain a Qualified Issuer, or (ii) any failure of such Qualifying Letter of Credit to be automatically renewed (for an additional year) at least sixty (60) days prior to the then-scheduled expiry of such Qualifying Letter of Credit, or the receipt by the Initial Member of any notice to the effect that such Qualifying Letter of Credit will not be automatically renewed (for such additional one year period), in each case unless, within ten (10) days of the occurrence of such failure or the Initial Member’s receipt of such notice, as the case may be, the Private Owner shall have fully replaced such Qualifying Letter of Credit with a new Qualifying Letter of Credit issued by a Qualified Issuer (in conformance with all of the requirements set forth in this Agreement with respect to Qualifying Letters of Credit) or otherwise provided Qualifying Cash Collateral in the full undrawn face amount of such Qualifying Letter of Credit.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

“LIBOR Rate” shall mean, with respect to each Due Period (and interest accruing on Discretionary Funding Advances during such Due Period), the rate per annum equal to the British Bankers Association LIBOR Rate (“BBA LIBOR”), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as selected by the Paying Agent from time to time), as determined at approximately 11:00 a.m. New York time two (2) Business Days prior to the first day of such Due Period, for U.S. Dollar deposits with a term of three months.

“Lien” shall mean any mortgage, deed of trust, pledge, deed to secure debt, trust deed, security interest, charge, restriction on or condition to transfer, voting or exercise or enjoyment of any right or beneficial interest, option, right of first refusal, easement, covenant, restriction and any other lien, claim or encumbrance of any nature whatsoever.

“LLC Interest” shall mean, with respect to any particular Member, (i) the entire limited liability company interest in the Company of such Member, including such Member’s rights to share in the income, gain, loss, deductions and credits of, and the right to receive distributions from, the Company, (ii) all other rights, benefits and privileges enjoyed by such Member (under the Act, this Agreement or otherwise) in its capacity as a Member, including rights to vote, consent and approve, and (iii) all other rights, benefits, privileges and claims (whether known or unknown) of such Member under, or arising under, this Agreement. For purposes of clarification, references in this Agreement to the term “limited liability company interest” shall mean a “limited liability company interest” as such term is defined in the Act.

“Loan” shall mean any loan, Loan Participation, Ownership Entity (including any cash and cash equivalents held directly or indirectly by such Ownership Entities) or Acquired Property listed on the Loan Schedule, and any loan into which any listed loan or Loan Participation is refinanced or modified, and includes with respect to each such loan, Loan Participation, Ownership Entity, Acquired Property or other related asset or Related Agreements: (i) any obligation evidenced by a Note; (ii) all rights, powers or Liens of the Company or any Ownership Entity in or under the Underlying Collateral and Underlying Collateral Documents and in and to Acquired Property (including all Ownership Entities and REO Property held by any Ownership Entity); (iii) all rights of the Company or any Ownership Entity pursuant to any Contract for Deed and in or to the real property that is subject to any such Contract for Deed; (iv) all rights of the Company or any Ownership Entity pursuant to any lease and in or to the related leased property; (v) all rights to causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by or for the benefit of the Company or any Ownership Entity with respect to the Loans, the Underlying Collateral or the ownership, use, function, value of or other rights pertaining thereto, whether arising by way of counterclaim or otherwise, other than any claims retained by the Initial Member pursuant to Section 2.7 of the Contribution Agreement; (vi) all guaranties, warranties, indemnities and similar rights in favor of the Company or any Ownership Entity with respect to any of the Loans; (vii) all rights of the Company or any Ownership Entity under the Related Agreements; and (viii) all rights of the Initial Member or any Failed Bank to any Deficiency Balances (as defined in the Contribution Agreement).

“Loan Documents” shall have the meaning given in the Contribution Agreement.

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“Loan File” shall have the meaning given in the Contribution Agreement.

“Loan Participation” shall mean any loan listed on the Loan Schedule subject to a shared credit, participation, co lending or similar inter-creditor agreement under which the Initial Member, any Failed Bank, or the Receiver was, or the Company is, the lead or agent financial depository institution or otherwise managed or held the credit or sold participations, or under which the Initial Member, Failed Banks or the Receiver was, or the Company is, a participating financial depository institution or purchased participations in a credit managed by another Person.

“Loan Participation Agreement” shall mean an agreement under which the applicable Failed Bank or the Receiver was, or the Company is, the lead or agent financial depository institution or otherwise managed or held a shared credit or sold participations, or under which such Failed Bank or the Receiver was, or the Company is, a participating financial depository institution or purchased participations in a credit managed by another Person.

“Loan Proceeds” shall mean all of the following: (i) any and all proceeds with respect to any or all of the Loans and any or all of the Underlying Collateral, including principal, interest, default interest, prepayment fees, premiums and charges, extension and exit fees, late fees, assumption fees, other fees and charges, insurance proceeds and condemnation payments (or any portion thereof) that are not used and disbursed to repair, replace or restore the related Underlying Collateral in accordance with the terms of the Loan Documents and the Ancillary Documents, and, with respect to any Acquired Property, operating cash flow realized from such Acquired Property net of Servicing Expenses, whether paid directly to the Company or payable to or distributed by an Ownership Entity; (ii) any and all proceeds from sales or other dispositions or refinancings of any or all of the Loans (including Acquired Property) net of Servicing Expenses incurred in connection with such sale or other disposition or refinancing; (iii) any proceeds from making a draw under any letter of credit or certificate of deposit held with respect to any Loan, provided that such draw is permitted by the terms of the Loan Documents; (iv) any recoveries from Borrowers or Obligors of any kind or nature with respect to the Loans; (v) any deposits or down payments forfeited by prospective purchasers or lessees of apartments or other units for space at any Underlying Collateral; and (vi) any interest or other earnings accrued and paid on any of the amounts described in the foregoing clauses (i) through (v) while held in the Collection Account or any other account (other than the Defeasance Account); provided, however, that, with respect to proceeds of any Loan Participation (including as a result of any sale or other disposition of such Loan Participation or of Underlying Collateral relating thereto), the Loan Proceeds shall exclude any amounts payable to others under the applicable Loan Participation Agreement.

“Loan Schedule” shall have the meaning given in the Contribution Agreement.

“Losses” shall have the meaning given in Section 4.6(a).

“Management Fee” shall mean, with respect to each Due Period, a fee payable to the Manager for each Group of Loans for which the Servicing Transfer Date has occurred as of (or occurs on) the first day of such Due Period, which fee shall be calculated and earned as of the first day of such Due Period (and payable on the applicable Distribution Date for such Due

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

Period in accordance with the Custodial and Paying Agency Agreement), and shall be in the amount determined by multiplying (i) the adjusted Unpaid Principal Balance of such Group of Loans calculated as of the first day of such Due Period by (ii) 0.50 percent (0.50%), and by (iii) a fraction, the numerator of which is the number of days in the respective Due Period and the denominator of which is 360. For purposes of clarification, in no event shall any Servicing Expenses be included in the determination of the Unpaid Principal Balance for purposes of calculation of the Management Fee, notwithstanding any provisions of the Loan Documents that would permit or require any such Servicing Expenses to be treated as advances (or otherwise as part of the principal amount of any such Loan).

“Manager” shall have the meaning given in Section 3.1(a).

“Members” shall mean (i) the Person from time to time constituting the “Initial Member” in accordance with this Agreement, and (ii) from and after the Closing Date, the Person from time to time constituting the “Private Owner” in accordance with this Agreement, in each case so long as such Person remains a member of the Company. For purposes of clarification, references in this Agreement to the term “member” (lowercase) shall mean a “member” as such term is defined in the Act.

“Member Schedule” shall mean the schedule attached hereto (and hereby incorporated in this Agreement) as Annex I, as amended, restated, supplemented or otherwise modified from time to time.

“MERS” shall mean Mortgage Electronic Registration Systems, Incorporated.

“MERS® System” shall mean the MERSCORP, Inc. mortgage electronic registry system, as more particularly described in the MERS Procedures Manual (a copy of which is attached as an exhibit to the Electronic Tracking Agreement).

“Modification” shall mean any extension, renewal, substitution, replacement, supplement, amendment or modification of any agreement, certificate, document, instrument or other writing, whether or not contemplated in the original agreement, document or instrument.

“Monthly Adjusted Annualized Yield” is (i) for purposes of the First Incentive Threshold Event, equal to 1.8769 percent, derived as follows: (1 + Annualized Yield Threshold)1/12 – 1 or (1 + 0.25)1/12 – 1, where the Annualized Yield Threshold is 25%, and (ii) for purposes of the Second Incentive Threshold Event, equal to 2.5324 percent, derived as follows: (1 + Annualized Yield Threshold)1/12 – 1 or (1 + 0.35)1/12 – 1, where the Annualized Yield Threshold is 35%.

“Monthly Report” shall mean a report in electronic format in the form set forth in Exhibit B hereto, which report shall be prepared and distributed by the Manager in accordance with Section 7.4(b).

“Mortgage Assignment” shall have the meaning given in the Contribution Agreement.

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“Net Income and Net Loss” shall mean, for each Fiscal Year or other period, the taxable income or loss of the Company, or particular items thereof, determined in accordance with the accounting method used by the Company for federal income tax purposes with the following adjustments: (a) all items of income, gain, loss, deduction or expense specially allocated pursuant to this Agreement (including pursuant to Sections 6.2(b)(i) through (iv)) shall not be taken into account in computing such taxable income or loss; (b) any income of the Company that is exempt from federal income taxation and not otherwise taken into account in computing the taxable income of the Company shall be added to such taxable income or loss; (c) if the Book Value of any asset differs from its adjusted tax basis for federal income tax purposes, any gain or loss resulting from a disposition of such asset shall be calculated with reference to such Book Value; (d) upon an adjustment to the Book Value of any asset pursuant to the definition of Book Value, the amount of the adjustment shall be included as gain or loss in computing such Net Income or Net Loss; (e) if the Book Value of any asset differs from its adjusted tax basis for federal income tax purposes, the amount of depreciation, amortization or cost recovery deductions with respect to such asset for purposes of determining Net Income or Net Loss shall be an amount which bears the same ratio to such Book Value as the federal income tax depreciation, amortization or other cost recovery deductions bears to such adjusted tax basis (provided that if the federal income tax depreciation, amortization or other cost recovery deduction is zero, the Tax Matters Member may use any reasonable method for purposes of determining depreciation, amortization or other cost recovery deductions in calculating Net Income or Net Loss); and (f) except for items in (a) above, any expenditures of the Company not deductible in computing taxable income or loss, not properly capitalizable and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition, shall be treated as deductible items.

“Note” shall have the meaning given in the Contribution Agreement.

“Obligor” shall mean (i) any guarantor of all or any portion of any Loan or all or any of any Borrower’s obligations set forth and described in the Loan Documents or (ii) any other Person (other than the Borrower, the lender(s) and any administrative or other agent) that is obligated pursuant to the Loan Documents with respect to a Loan, and shall include the guarantor under any completion guaranty or similar document.

“Original LLC Operating Agreement” shall have the meaning given in the recitals.

“Ownership Entity” shall mean a Single Purpose Entity that is a Subsidiary of the Company, whether contributed by the Initial Member on the Closing Date or formed or acquired by the Company thereafter; provided, that, with respect to any entity transferred to the Company on the Closing Date pursuant to the Contribution Agreement that is not a Single Purpose Entity as of such date, any such entity shall be deemed to be an Ownership Entity; provided, further, that, the Company and the Manager shall take all necessary and appropriate actions to cause such entity to become a Single Purpose Entity as promptly as possible after the Closing.

“Paying Agent” shall mean have the meaning set forth in Section 3.7.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

“Percentage Interest” shall mean, with respect to the LLC Interest held by the Initial Member prior to the Closing Date, one hundred percent (100%) and, with respect to the LLC Interests held by the Initial Member and Private Owner on and after the Closing Date, as set forth in Section 6.6(b)(ii).

“Permitted Disposition” shall have the meaning given in Section 8.1.

“Permitted Investments” shall have the meaning given in the Custodial and Paying Agency Agreement.

“Person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, firm, joint venture, association, joint- stock company, trust, estate, unincorporated organization, governmental or regulatory body or other entity.

“Plan Asset Regulation” shall have the meaning given in Section 10.1(r).

“Pre-Approved Charges” shall have the meaning given in the Contribution Agreement.

“Previously Approved Matters” shall have the meaning given in Section 2.7.

“Prior Servicer” shall have the meaning given in Section 12.1(b)(xiii).

“Priority of Payments” shall have the meaning given in the Custodial and Paying Agency Agreement.

“Private Owner” shall have the meaning given in the preamble.

“Private Owner Obligations” shall have the meaning given in Section 3.13.

“Private Owner Pledged Account” shall mean a segregated trust or custodial account of the Private Owner established and maintained under the Custodial and Paying Agency Agreement (as the “Private Owner Pledged Account” defined therein) at a branch of the Paying Agent for the sole purpose of holding the Qualifying Cash Collateral, which account is and remains pledged to (and under the control of) the Initial Member (for itself and for the benefit of the Company and the Indemnified Parties) as collateral for the Private Owner Obligations.

“Private Owner Pledged Account Control Agreement” shall mean that certain Account Control Agreement, dated as of the date hereof, among the Private Owner, the Paying Agent and the Initial Member, with respect to the Private Owner Pledged Account, as the same shall be amended, supplemented or otherwise modified from time to time.

“Property” shall mean any property contributed to, acquired by or otherwise owned by the Company, including, without limitation, any real or personal, tangible or intangible property, including but not limited to any legal or equitable interest in such property, ownership interests in entities owning real or personal property, and money.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

“Purchase Money Notes” shall have the meaning given in the recitals.

“Purchase Money Notes Defeasance Date” shall mean the date on which the Defeasance Account has been fully funded pursuant to the terms of the Custodial and Paying Agency Agreement (in an amount sufficient to repay all obligations with respect to the Purchase Money Notes in full) such that no further funds are be required to be deposited therein on any subsequent Distribution Date pursuant to the Custodial and Paying Agency Agreement.

“Purchase Money Notes Guaranty” shall have the meaning given in the recitals.

“Purchase Money Notes Guarantor” shall have the meaning given in the recitals.

“Purchaser Eligibility Certification” shall mean, (i) with respect to the Private Owner, any Purchaser Eligibility Certification delivered by the Private Owner or any of its Affiliates to the Receiver in connection with the transactions contemplated in this Agreement and the Ancillary Documents, including the Purchaser Eligibility Certification delivered by the Private Owner to the Receiver on or about the Closing Date, and, (ii) with respect to any Permitted Disposition (and the applicable transferee in connection therewith), a Purchaser Eligibility Certification in substantially the form of the Purchaser Eligibility Certification referenced in item (i), with such changes as the Initial Member may require based on changes to such form of Purchaser Eligibility Certification as maintained by the FDIC.

“Qualified Custodian” shall mean any Person that (i) is a bank, trust company or title insurance company subject to supervision and examination by any federal or state regulatory authority, (ii) is experienced in providing services of the type required to be performed by the Custodian under the Custodial and Paying Agency Agreement, (iii) is qualified and licensed to do business in each such jurisdiction to the extent required unless and to the extent the failure to be so qualified or licensed will not have a material adverse effect on the Custodian or the ability of the Custodian to perform its obligations under the Custodial and Paying Agency Agreement, (iv) is not prohibited from exercising custodial powers in any jurisdiction in which the Custodial Documents are or will be held, (v) has combined capital and surplus of at least $50,000,000 as reported in its most recent report of condition, (vi) has the facilities to safeguard the Loan Documents and other Custodial Documents as required by the Custodial and Paying Agency Agreement, (vii) is not an Affiliate of the Company or the Servicer, and (viii) is acceptable to and approved by the Initial Member (such approval not to be unreasonably withheld, delayed or conditioned).

“Qualified Issuer” shall mean any FDIC-insured depository institution that is “well capitalized” as defined in 12 U.S.C. § 1831o (b)(1)(A), is in the business of issuing letters of credit and maintains offices in either or both of New York City, NY and Washington, DC. where presentation and drawings on such letters of credit can be duly made.

“Qualified Servicer” shall mean any Person that (i) is properly licensed and qualified to conduct business in each jurisdiction in which such licenses and qualifications to conduct business are necessary for the servicing of the Loans and management of the Underlying Collateral and the Acquired Property, (ii) has the management capacity and experience to service

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

Loans of the type held by the Company, especially performing and non-performing construction loans secured by multi-family residential properties or commercial properties, as applicable, including the number and types of loans serviced, and the ability to track, process and post payments, and to furnish tax reports to borrowers, to monitor construction and to approve and disburse construction draws, (iii) either (x) has an Acceptable Rating or (y) is approved by and continues to be acceptable to the Initial Member in its sole discretion, and (iv) in the event any of the serviced Loans are (or are required pursuant to the terms hereof to be) registered on the MERS® System, is a member of MERS.

“Qualified Transferee” shall have the meaning given in Section 10.1.

“Qualifying Cash Collateral” shall have the meaning given in Section 3.13.

“Qualifying Letter of Credit” shall mean an irrevocable standby letter of credit, substantially in the form of Exhibit D hereto (or in such other form as may be acceptable to, and approved in writing by, the Initial Member), duly issued by an Issuing Bank that is, as of the date of issuance thereof, a Qualified Issuer and delivered to the Initial Member, drawable at such Issuing Bank’s offices in New York City, NY or Washington, D.C., and having an initial term of one year with automatic renewals thereafter (without amendment except for extension of the then current expiry date by an additional year) until the Initial Member has delivered written notice to the Issuing Bank to the effect that such Qualifying Letter of Credit is being released in its entirety.

“Rating Agencies” shall mean each of Moody’s Investors Service, Inc., Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., Fitch IBCA, Inc. and such other rating agencies as are nationally recognized.

“Receiver” shall have the meaning given in the recitals.

“Regulation AB” shall mean the regulations at 17 C.F.R. §§229.1100, et seq., as the same may be amended from time to time.

“Reimbursable Company Administrative Expenses” shall mean (i) reasonable fees of outside auditors in connection with annual audits of the Company (and the Ownership Entities); and (ii) licensing, filing and similar fees paid to applicable authorities in connection with obtaining and maintaining applicable Company (or Ownership Entity) licenses or registrations or with the preservation (and eventual dissolution) of the Company’s (or any Ownership Entity’s) existence in accordance herewith (including for purposes of compliance with Section 4.3 hereof). For purposes of clarification, in no event shall Reimbursable Company Administrative Expenses include fees in connection with audits, licenses or filings of or with respect to the Manager, the Servicer, the Subservicer or any other Person (other than the Company and the Ownership Entities).

“Reimbursement, Security and Guaranty Agreement” shall mean that certain Reimbursement, Security and Guaranty Agreement dated as of the Closing Date among the FDIC, acting in its corporate capacity and as Receiver and as Collateral Agent, the Company, and the guarantors party thereto.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

“Related Agreement” shall mean (i) any agreement, document or instrument (other than the Note and Underlying Collateral Documents) relating to or evidencing any obligation to pay or securing any Loan (including any equipment lease, letter of credit, bankers’ acceptance, draft, system confirmation of transaction, loan history, affidavit, general collection information, and correspondence and comments relating to any obligation), (ii) any agreement relating to real property or rights in or to any real property (including leases, tenancies, concessions, licenses or other rights of occupancy or use and security deposits related thereto), (iii) any collection, contingency fee, and tax and other service agreements (including those referred to in Section 4.2 of the Contribution Agreement) that are specific to the Loans (or any of them) and that are assignable, (iv) any letter of assurance, letter of credit or similar instrument evidencing an obligation of any Failed Bank, the Initial Member, the Company or any Ownership Entity that was issued for the benefit of any Person and relates in any way to a Loan or the acquisition, development or construction of any project with respect to which the proceeds of such Loan were used or were intended to be used, and (v) any interest rate swap arrangement between the Borrower and any of the Failed Banks, the Initial Member or the Company (in each case as the applicable lender, agent or other creditor under the Loan) that relates to any Loan.

“Related Party” shall mean with respect to any Person, any party related to such Person in the manner delineated in 26 U.S.C.A. § 267(b) and the regulations promulgated thereunder, as such law and regulations may be amended from time to time.

“Related Party Agreement” shall have the meaning given in Section 3.5.

“Related Persons” shall have the meaning given in Section 4.5.

“REO Property” shall mean any real property (and related personal property) included in the Acquired Property.

“Restricted Servicer Change of Control” shall mean any Change of Control with respect to the Servicer that has not been approved in writing by the Manager and the Initial Member (which approval shall not be unreasonably withheld).

“Second Incentive Threshold Event” shall have the meaning given in Section 6.6(b)(iii).

“Secured Assets” shall have the meaning given in Section 3.13.

“Securities Act” shall mean Securities Act of 1933, as amended.

“Servicer” shall mean have the meaning given in Section 12.3(a).

“Servicing Agreement” shall mean, initially, the Servicing Agreement dated as of the date hereof, by and between the Manager (in its individual capacity) and Quantum Servicing Corporation, a Delaware corporation, and thereafter any replacement agreement entered into between the Manager (in its individual capacity) and the Person designated as the Servicer therein, which servicing agreement shall satisfy the requirements of Section 12.1(b) and shall be acceptable to the Initial Member in all respects.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

“Servicing Expenses” shall mean all customary and reasonable out-of-pocket fees, costs, expenses and indemnified amounts incurred (after the Closing Date) in connection with servicing the Loans and the Acquired Property, including (i) any and all out-of-pocket fees, costs, expenses and indemnified amounts which a Borrower is obligated to pay to any Person or to reimburse to the lender, in either case, pursuant to the applicable Note or any other Loan Documents, including Escrow Advances, (ii) any and all reasonable out-of-pocket expenses necessary to protect or preserve the value of the Underlying Collateral or the priority of the Liens and security interests created by the Loan Documents relating thereto, including taxes, insurance premiums (including forced place insurance premiums), payment of ground rent, the costs of prevention of waste, repairs and maintenance, foreclosure expenses and legal fees and expenses relating to foreclosure or other litigation with respect to the Loans, (iii) any and all direct expenses related to the preservation, operation, management, leasing, and sale of the Acquired Property (including real estate brokerage fees), (iv) Reimbursable Company Administrative Expenses, (v) subject to Section 4.6 (and excluding any amounts or claims the Private Owner is required to bear or indemnify pursuant to such Section 4.6), to the extent not covered by any of clauses (i) through (iv), legal fees and expenses (including judgments, settlements and reasonable attorneys fees) incurred by the Company (including to reimburse the Manager, including for the Manager’s reimbursement of the Servicer, including for the Servicer’s reimbursement of any Subservicer) in its (or the Manager’s, the Servicer’s or any Subservicer’s) defense of claims asserted against the Company (or the Manager, the Servicer or any Subservicer) that relate to one or more Loans or the conduct of the Business, and allege, as the basis for such claims, any act or omission of the Company (or the Manager, the Servicer or any Subservicer) but only if (1) such claims are not attributable to any act or omission of the Company, the Manager, the Servicer or any Subservicer in a manner inconsistent with, or in violation of, the Servicing Standard or any of the provisions of this Agreement or any Ancillary Document, and (2) (x) such claims are decided and there are final non appealable orders or judgments (unless the Initial Member has agreed in writing that no appeal needs to be taken) in favor of the Company (and the Manager and the Servicer, to the extent any such claim has been asserted against the same) or if decided against the Company (or the Manager or the Servicer or any Subservicer) without any finding of bad faith, gross negligence or willful misconduct on the part of any of the foregoing or (y) there is entered into a final settlement of any such claim with the prior written consent of the Initial Member, (vi) subject to Section 4.6 of this Agreement, (x) expenses incurred in accordance with Section 4.5(c) of the Contribution Agreement and (y) expenses incurred in connection with any litigation (including any bankruptcy action) included in the Obligations and assumed pursuant to Section 4.5(a) or (b) or Section 4.6 of the Contribution Agreement, (vii) any and all fees, costs and expenses in connection with the registration of the Purchase Money Notes as described in Article 2 of the Custodial and Paying Agency Agreement, including the fees for the registration of the Purchase Money Notes with the Depository Trust Company, and (viii) the costs of preparing, negotiating and recording any REO Mortgage (as defined in the Reimbursement, Security and Guaranty Agreement, including mortgage recording taxes) and the costs associated with the additional documentation required pursuant to Section 8.11 of the Reimbursement, Security and Guaranty Agreement, in each case pursuant to Section 8.11 of the Reimbursement, Security and Guaranty Agreement; provided, however, that Servicing Expenses shall not include any (A) Excluded Expenses or (B) costs or expenses to be funded (or which, assuming relevant conditions are satisfied, could be funded) using Funding Draws. For purposes of clarification, in connection with any reimbursement rights of the Initial Member (or any Prior Servicer) with respect to the period prior to the Closing Date, Servicing Expenses shall not include any Corporate Advances (as defined in the Contribution Agreement) made prior to the Closing Date.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

“Servicing Obligations” shall have the meaning given in Section 12.1.

“Servicing Standard” shall have the meaning given in Section 12.1.

“Servicing Transfer Date” shall have the meaning given in the Contribution Agreement.

“Single Purpose Entity” shall mean

(A) with respect to an Ownership Entity, a corporation or limited liability company that (i) is organized under the laws of any state of the United States or the District of Columbia, (ii) the equity of which is uncertificated, (iii) has no material assets other than Acquired Property, (iv) is not engaged in any business operations except in connection with the Acquired Property and conducted pursuant to terms of this Agreement and the Ancillary Documents, (v) does or causes to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises, (vi) at all times holds itself out to the public as a legal entity separate from any other Person (including any Affiliate), (vii) except as expressly contemplated by this Agreement, or the Ancillary Documents, does not commingle its assets with assets of any other Person, (viii) conducts its business in its own name and strictly complies with all organizational formalities to maintain its separate existence, (ix) maintains an arm’s length relationship with any Affiliate upon terms that are commercially reasonable and on terms no less favorable to it than could be obtained in a comparable arm’s length transaction with an unrelated Person, (x) has no Debt other than as expressly permitted by the Ancillary Documents and (xi) except as otherwise consented to in writing by the Initial Member, is a pass-through entity for tax purposes;

(B) with respect to the Company, a limited liability company that (i) is organized under the laws of Delaware, (ii) the equity of which is uncertificated, (iii) has no material assets other than the Loans, including Underlying Collateral and Ownership Entities, and its rights, title and interest in, to, and under this Agreement and the Ancillary Documents, (iv) is not engaged in any significant business operations except in connection with the Loans, including the Underlying Collateral and Ownership Entities and conducted in accordance with the terms of this Agreement and the Ancillary Documents, (v) does or causes to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises, (vi) at all times holds itself out to the public as a legal entity separate from any other Person (including any Affiliate), (vii) except as expressly contemplated by this Agreement or by any other Ancillary Documents, does not commingle its assets with assets of any other Person, (viii) conducts its business in its own name and strictly complies with all organizational formalities to maintain its separate existence, (ix) maintains an arm’s length relationship with any Affiliate upon terms that are commercially reasonable and on terms no less favorable to it than could be obtained in a comparable arm’s length transaction with an unrelated Person other than as expressly provided by this Agreement and the Ancillary Documents, (x) has no Debt other than as provided in this Agreement and the Ancillary Documents and (xi) except as otherwise consented to in writing by the Initial Member, is a pass-through entity for tax purposes; and

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

(C) with respect to the Private Owner (or any Qualified Transferee thereof), a corporation or limited liability company that (i) is organized under the laws of any state of the United States or the District of Columbia, (ii) the equity of which is uncertificated, (iii) has no material assets other than cash and cash equivalents and its rights, title and interest in, to, and under this Agreement and the Ancillary Documents, (iv) is not engaged in any significant business operations except in connection with the performance of its obligations under this Agreement and the Ancillary Documents, (v) does or causes to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises, (vi) at all times holds itself out to the public as a legal entity separate from any other Person (including any Affiliate), (vii) except as expressly contemplated by this Agreement or the Ancillary Documents, does not commingle its assets with assets of any other Person, (viii) conducts its business in its own name and strictly complies with all organizational formalities to maintain its separate existence, (ix) maintains an arm’s length relationship with any Affiliate upon terms that are commercially reasonable and on terms no less favorable to it than could be obtained in a comparable arm’s length transaction with an unrelated Person other than as otherwise expressly provided by this Agreement and the Ancillary Documents, (x) has no Debt and (xi) except as otherwise consented to in writing by the Initial Member, is a pass-through entity for tax purposes.

“Specified Parent” shall mean (i) with respect to the Private Owner, (x) unless clause (i)(y) is applicable, Lennar Corporation, a Delaware Corporation, and Rialto Capital Management, LLC, a Delaware limited liability company, including on a collective basis, or (y) any other Person or Persons that the Private Owner and the Initial Member may agree from time to time shall be designated as the “Specified Parent” for purposes of this Agreement; and (ii) with respect to the Servicer shall mean any Person or Persons that the Manager and the Initial Member may agree from time to time shall be designated as the “Specified Parent” with respect to the Servicer; provided, that, for any such Servicer, the Manager shall cause its initial Specified Parent (as approved by Manager and the Initial Member) to be expressly specified in the applicable Servicing Agreement.

“Subservicers” shall have the meaning given in Section 12.3(a).

“Subservicing Agreement” shall have the meaning given in Section 12.3(a).

“Subsidiary” shall mean, with respect to any specified Person, each of (i) any other Person not less than a majority of the overall economic equity in which is owned, directly or indirectly through one of more intermediaries, by such specified Person, and (ii) without limitation of clause (i), any other Person who or which, directly or indirectly through one or more intermediaries, is Controlled by such specified Person (it being understood with respect to clause (i) that a pledge for collateral security purposes of an equity interest in a Person shall not be deemed to affect the ownership of such equity interest by the pledgor so long as such pledgor continues to be entitled, in all material respects, to all the income with respect to such equity interest).

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

“Successor” shall mean, (i) with respect to a Member, any future Member which is a direct or indirect transferee (whether by Permitted Disposition, merger, consolidation or otherwise) of the LLC Interest of such Member; (ii) with respect to any former Member, the current Member which is the direct or indirect transferee (whether by Permitted Disposition, merger, consolidation or otherwise) of the LLC Interest of such former Member and (iii) with respect to Initial Member, any Person that is a direct or indirect transferee (whether by Disposition, merger, consolidation or otherwise) of any of Initial Member’s rights or interests under this Agreement or any other Ancillary Document.

“Tax” shall mean any federal, state, county, local, or foreign tax, charge, fee, levy, duty, or other assessment, including any income, gross receipts, transfer, recording, capital, withholding, property, ad valorem, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by any governmental authority having jurisdiction over the assessment, determination, collection, or other imposition of any Tax, including any interest, penalties and additions imposed thereon or with respect thereto.

“Tax Matters Member” shall have the meaning given in Section 7.5.

“Third Party Claim” shall have the meaning given in Section 4.6(a).

“Threshold Increase Amount” as of any Distribution Date (and determined separately for purposes of the First Incentive Threshold Event and the Second Incentive Threshold Event) shall be equal to the product of (a) the applicable Incentive Threshold as of the preceding Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and (b) the applicable Monthly Adjusted Annualized Yield.

“Transfer Documents” shall have the meaning given in the Contribution Agreement.

“Transferred LLC Interest Sale Agreement” shall mean that certain limited liability company interest Sale and Assignment Agreement dated the date hereof between the Initial Member and the Private Owner.

“Transferred LLC Interest Sale Price” shall have the meaning given in the Transferred LLC Interest Sale Agreement.

“Treasury Regulations” shall mean the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code, and all references to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, substitute, proposed or final Treasury Regulations.

“Underlying Collateral” shall mean any and all real or personal property, whether tangible, intangible or mixed, securing or pledged to secure a Loan, including (i) any account, equipment, guarantee or contract right, equity, partnership or other interest that is the subject of any Underlying Collateral Document and (ii) as the context requires, Acquired Property, whether or not expressly specified.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

“Underlying Collateral Document” shall mean any pledge agreement, security agreement, personal, corporate or other guaranty, deed of trust, deed, trust deed, deed to secure debt, mortgage, contract for the sale of real property, assignment, collateral agreement, stock power or other agreement or document of any kind, whether an original or a copy, whether similar to or different from those enumerated, (i) securing in any manner the performance or payment by any Borrower or any Obligor of its obligations or the obligations of any Borrower or any Obligor pursuant to any of the Loans or Notes evidencing the Loans, or (ii) evidencing ownership of any Acquired Property.

“Unpaid Principal Balance” shall mean, at any time, (a) when used in connection with multiple Loans, an amount equal to the aggregate then outstanding principal balance of such Loans, and (b) when used with respect to a single Loan, an amount equal to the then outstanding principal balance of such Loan; provided, however, that:

(i) with respect to any Loan Participation (and any related Acquired Property), the Unpaid Principal Balance of such Loan Participation shall include only the Company’s (or, with respect any period prior to the effectiveness of the transfer of such Loan Participation to the Company on the Closing Date, the Initial Member’s, the Receiver’s or the Failed Bank’s, as applicable) allocable share thereof in accordance with the applicable Loan Participation Agreement;

(ii) with respect to any Acquired Property that is included among the Loans on the Closing Date, the Unpaid Principal Balance of such Acquired Property shall initially be the amount set forth on the Loan Schedule, as adjusted to its Adjusted Cut-Off Date Unpaid Principal Balance (as defined in, and determined pursuant to, the Contribution Agreement), and thereafter determined in the same manner as all other Acquired Property;

(iii) in the case of a Loan for which some or all of the related Underlying Collateral has been converted to Acquired Property (including REO Property), until such time as the Acquired Property (or any portion thereof) is liquidated, the unpaid principal balance of such Loan shall be deemed to equal the amount of the unpaid principal balance of such Loan (adjusted pro rata for debt forgiveness or retained indebtedness) at the time at which such Loan was converted to Acquired Property, plus, without duplication, any outstanding balance remaining on such Loan which is evidenced by a modification agreement or a replacement or successor promissory note executed by the borrower, less the net proceeds of any sales of any portions of the Acquired Property effective after such conversion.

(iv) the Unpaid Principal Balance with respect to any Acquired Property will be increased by the amount of, without duplication, (A) any Funding Draws (or equivalent advances by the Initial Member during the Interim Servicing Period under the Contribution Agreement) applied with respect thereto in accordance herewith (or with the Contribution Agreement, as applicable), and (B) any Servicing Expenses capitalized thereto in accordance with applicable Law to the extent that capitalizing such Servicing Expenses would have been permitted under the applicable Loan Documents prior to the conversion of the Loan to the Acquired Property.

“Unreimbursable Expense” shall have the meaning given in Section 4.6(e).

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

“Working Capital Expenses shall mean any Servicing Expenses, Pre-Approved Charges, Funding Draws (or permitted uses thereof, as the context may require), Management Fee, Interim Management Fee, Interim Servicing Fee or fees of the Custodian and Paying Agent.

“Working Capital Reserve” has the meaning given in Section 12.11.

“Working Capital Reserve Account” shall mean a segregated trust or custodial account established and maintained at a branch of the Paying Agent (as the “Working Capital Reserve Account” defined therein) for purposes of holding and disbursing the Working Capital Reserve in accordance with, and for the purposes set forth in, the Custodial and Paying Agency Agreement and this Agreement.

“Working Capital Reserve Ceiling” shall have the meaning given in the Custodial and Paying Agency Agreement.

“Working Capital Reserve Replenishment Cap ” shall have the meaning given in the Custodial and Paying Agency Agreement.

“$” shall mean lawful currency of the United States of America.

1.2 Construction.Captions. Paragraph titles or captions contained in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provisions hereof. All Section and paragraph references contained herein shall refer to this Agreement unless otherwise specified.

(b) References to Persons Exclusive. References to “Affiliates” or “Subsidiaries” of a specified Person refer to, and include, only other Persons which from time to time constitute “Affiliates” or “Subsidiaries,” as the case may be, of such specified Person, and do not include, at any particular time, other Persons that may have been, but at such time have ceased to be, “Affiliates,” or “Subsidiaries,” as the case may be, of such specified Person, except to the extent that any such reference specifically provides otherwise. A reference to a Member or other Person, in and of itself, does not, and shall not be deemed to, refer to or include any other Person having an interest in a Member or other Person (such as, without limitation, any stockholder or member of or partner in a Member, or other Person).

(c) Use of “Or.” The term “or” is not exclusive.

(d) References to Laws. A reference in this Agreement to a Law includes any amendment, modification or replacement to such Law.

(e) Use of Accounting Terms. Accounting terms used herein shall have the meanings assigned to them by GAAP applied on a consistent basis by the accounting entity to which they refer.

(f) References to Documents. References to any document, instrument or agreement (i) shall be deemed to include all appendices, exhibits, schedules and other attachments thereto and all documents, instruments or agreements issued or executed in replacement thereof,

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

and (ii) shall mean such document, instrument or agreement, or replacement thereof, as amended, modified and supplemented from time to time in accordance with its terms and as the same is in effect at any given time.

(g) Use of “Herein.” Unless otherwise specified, the words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(h) Use of “Including.” The words “include” and “including” and words of similar import when used in this Agreement are not limiting and shall be construed to be followed by the words “without limitation,” whether or not they are in fact followed by such words.

(i) Use of “During.” The word “during” when used in this Agreement with respect to a period of time shall be construed to mean commencing at the beginning of such period and continuing until the end of such period.

ARTICLE II

Organization of the Company

2.1 Formation; Continuation and Admission of Members.

(a) On February 3, 2010, the Receiver caused the Certificate of Formation of the Company, in the form attached as Exhibit A hereto (the “Certificate”), to be filed in the office of the Secretary of State of the State of Delaware. The Certificate shall not be amended except to change the registered agent or office of the Company.

(b) The Company shall continue as a limited liability company under the Act and in accordance with the further terms and provisions of this Agreement.

(c) The Initial Member previously was, and the Private Owner hereby agrees to be, and is, admitted as a member of the Company such that, as of the Closing Date, the Initial Member and the Private Owner are the sole members of the Company. Until the Company is dissolved pursuant to Section 9.1, and subject to the rights of Initial Member under Section 13.5, the Company shall at all times have two, and only two, members.

2.2 Name.

(a) The name of the Company shall be Multibank 2009-1 RES-ADC Venture, LLC.

(b) The Business shall be conducted only under the name of the Company or such other name or names that comply with applicable Law as the Members may select from time to time.

2.3 Organizational Contributions and Related Actions.

(a) Prior to the execution of this Agreement, pursuant to the terms of the Contribution Agreement, the Initial Member:

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

(i) made a Capital Contribution to the Company in the form of certain Loans (the “Initial Member Capital Contribution”); and

(ii) sold and assigned to the Company, and the Company purchased from Initial Member, Loans (other than that portion of the Loans comprising the Initial Member Capital Contribution) and assumed the Obligations (as defined in the Contribution Agreement) in exchange for the Purchase Money Notes.

(b) Contemporaneously with the execution of this Agreement, pursuant to the terms of the Transferred LLC Interest Sale Agreement, the Private Owner is acquiring from the Initial Member an LLC Interest representing a forty percent (40%) equity interest for the Transferred LLC Interest Sale Price in accordance with the terms thereof.

(c) Upon the consummation of the transactions contemplated in Sections 2.3(a) and (b) and prior to the occurrence of the First Incentive Threshold Event as described in Section 6.6(b)(iii), the Private Owner shall own forty percent (40%) of the issued and outstanding LLC Interests and the Initial Member shall own sixty percent (60%) of such LLC Interests. Following the occurrence of the First Incentive Threshold Event and prior to the occurrence of the Second Incentive Threshold Event as described in Section 6.6(b)(iii), the Private Owner shall own thirty-five percent (35%) of the issued and outstanding LLC Interests and the Initial Member shall own sixty-five percent (65%) of such LLC Interests. Following the occurrence of the Second Incentive Threshold Event, the Private Owner shall own thirty percent (30%) of the issued and outstanding LLC Interests and the Initial Member shall own seventy percent (70%) of such LLC Interests.

2.4 Registered Office; Chief Executive Office. The Company shall maintain a registered office and registered agent in Delaware to the extent required by the Act, which office and agent shall be as determined by the Manager from time to time and which shall be set forth in the Certificate. Initially (and until otherwise determined by the Manager), the registered office in Delaware shall be, and the name and address of the Company’s registered agent in Delaware shall be, as specified in the Certificate as originally filed, which may be amended by the Manager from time to time as necessary to correctly reflect the name and address of the Company’s registered agent. The chief executive office of the Company shall be located at 700 NW 107th Avenue, Suite 400, Miami, FL 33172, or such other place as shall be determined by the Manager from time to time.

2.5 Purpose; Duration.

(a) The purpose of the Company is to engage in and conduct the Business, directly or, to the extent specifically authorized in this Agreement, indirectly through other Persons. The Company shall not form or have any Subsidiaries other than Ownership Entities or as otherwise authorized in or pursuant to this Agreement. The Company shall have all powers necessary, desirable or convenient, or which the Manager deems necessary, desirable or convenient, and may engage in any and all activities necessary, desirable or convenient, or which the Manager deems necessary, desirable or convenient, to accomplish the purposes of the Company or consistent with the furtherance thereof.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

(b) Subject to Section 9.1, the Company shall continue in existence perpetually.

2.6 Single Purpose Entity; Limitations on Company’s Activities. Except to the extent expressly permitted by this Agreement or the Ancillary Documents, the following shall govern for so long as the Company is in existence:

(a) Subject to Section 9.1, the Manager shall cause the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises, and the Manager also shall cause the Company to:

(i) maintain financial statements separate from any Affiliate; provided, however, that each Ownership Entity shall be consolidated in the financial statements of the Company; and provided, further, that the assets, liabilities and results of operations of the Company may be included in the consolidated financial statements of its parent or ultimate parent in accordance with GAAP;

(ii) at all times hold itself out to the public as a legal entity separate from the Members and any other Person;

(iii) file its own tax returns, as may be required under applicable Law, and pay any taxes so required to be paid under applicable Law;

(iv) except as contemplated hereby or by the Ancillary Documents, segregate its assets and not commingle its assets with assets of any other Person;

(v) conduct the Business in its own name and strictly comply with all organizational formalities to maintain its separate legal existence;

(vi) pay its own liabilities only out of its own funds;

(vii) maintain an arm’s length relationship with any Affiliate upon terms that are commercially reasonable and that are no less favorable to the Company than could be obtained in a comparable arm’s length transaction with an unrelated Person;

(viii) subject at all times to Section 3.3, pay the salaries of its own employees, if any, and maintain, or cause to be maintained, a sufficient number of employees, if any, in light of its contemplated business operations;

(ix) allocate, fairly and reasonably, shared expenses, including any overhead for shared office space;

(x) use separate stationery, invoices and checks;

(xi) correct any known misunderstanding regarding its separate identity; and

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

(xii) maintain adequate capital in light of its contemplated business purpose, transactions and liabilities, if any.

(b) Neither the Manager nor the Private Owner may cause or permit a Dissolution Event or an Insolvency Event to occur with respect to the Company or any of its Subsidiaries to which the Initial Member has not provided its written consent, and neither the Manager nor the Private Owner may, without the written consent of the Initial Member, cause or permit the Company or any of its Subsidiaries to:

(i) except as contemplated hereby or by the Ancillary Documents, hold out its credit or assets as being available to satisfy the obligations of others, or become bound by any Guarantee of, or otherwise obligate itself with respect to, the Debts of any other Person, including any Affiliate;

(ii) except as contemplated hereby or by the Ancillary Documents (including the Purchase Money Notes (and any promissory note reissued in respect thereof pursuant to Section 2.8 of the Custodial and Paying Agency Agreement), the Purchase Money Notes Guaranty, and the Reimbursement, Security and Guaranty Agreement), pledge its assets for the benefit of any other Person, make any loans or advances to any other Person, or encumber or permit any Lien to be placed on the Loans, the Underlying Collateral, or the proceeds therefrom; provided that the Company may invest its funds in interest bearing accounts held by any bank that is not its Affiliate and make advances in accordance with Article XII;

(iii) own any assets, or engage in any business, unrelated to the Business;

(iv) incur, create or assume any Debt other than the Purchase Money Notes (and any promissory note reissued in respect thereof pursuant to Section 2.8 of the Custodial and Paying Agency Agreement), any Discretionary Funding Advance, any Excess Working Capital Advance or as otherwise expressly permitted hereby or by the Ancillary Documents to which the Initial Member is a party;

(v) make or permit to remain outstanding any loan or advance to, or own or acquire any stock or securities of, any Person (other than an Ownership Entity), except that the Company may invest in those investments permitted under the Ancillary Documents and may make any advance required or expressly permitted to be made pursuant to any provisions of Article XII or the Ancillary Documents and permit the same to remain outstanding in accordance with such provisions;

(vi) acquire any LLC Interest (or any portion of any LLC Interest);

(vii) consolidate or merge with or into any other Person, convert into any other type of Person (including into a limited liability company organized

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

under the laws of a jurisdiction other than the State of Delaware), transfer, domesticate or continue the Company or any Subsidiary of the Company pursuant to Section 18-213 of the Act, or take any other action for which the consent of some or all of the members of a limited liability company is (unless otherwise provided in the limited liability company agreement of such limited liability company) required by the Act;

(viii) convey or transfer its properties and assets as an entirety or substantially as an entirety to any Person, transfer its ownership interests, or engage in any dissolution or liquidation, except in each case to the extent such activities are expressly permitted pursuant to any provision of this Agreement or the Ancillary Documents (and subject to obtaining any approvals required hereunder or thereunder, as applicable);

(ix) except as contemplated or permitted by this Agreement, form, acquire or, subject to the second proviso of the definition of Ownership Entity, hold any Subsidiary other than an Ownership Entity or form any trust for the purpose of holding Loans for the benefit of the Company; or

(x) breach or violate any representation, warranties, covenants or agreements contained in any of the Ancillary Documents.

(c) The failure of the Company, any Member and/or the Manager to comply with any of the foregoing covenants or any other covenants contained in this Agreement shall not affect the status of the Company as a separate legal entity or the limited liability of the Members.

2.7 Ratification of Certain Actions. Prior to the Closing Date, the Company previously approved (a) each of the Ancillary Documents, (b) the issuance of the LLC Interests, and (c) the taking of all action reasonably necessary to effect the foregoing approvals, including without limitation the execution and performance of this Agreement and the Ancillary Documents (the “Previously Approved Matters”). The Previously Approved Matters, and all actions taken by the Company in furtherance of the Previously Approved Matters, are hereby ratified, approved and confirmed in their entirety by each Member and the Manager is hereby authorized and directed to execute and deliver, for and on behalf of the Company, any and all documents as may now or hereafter be reasonably required in order to effect the Previously Approved Matters.

ARTICLE III

Management and Operations of the Company

3.1 Management of the Company’s Affairs.

(a) Subject to the terms and conditions of this Agreement, the management of the Company shall be vested exclusively in the Person appointed from time to time hereunder as the “Manager” of the Company (the “Manager”), which Manager may, but is not required to be, a Member. Effective as of the Closing Date, the Private Owner is hereby appointed as the Manager. Subject to the terms and conditions of this Agreement, the Manager shall have full and exclusive

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

power and discretion to, and shall, manage the business and affairs of the Company in accordance with this Agreement. The Private Owner may not resign as Manager, may not Dispose of or delegate, in whole or in part, its rights, responsibilities or duties as Manager to any other Person, and shall serve as Manager until such time as (i) the Private Owner’s LLC Interest is Disposed of in accordance with the terms of this Agreement and the transferee is admitted as a member of the Company and Successor to the Private Owner, in which case the transferee Member shall, effective upon such Disposition, be appointed as the “Manager” to the extent the Private Owner held such role immediately prior to such Disposition, (ii) the Private Owner is removed as Manager by the Initial Member and replaced in accordance with Section 3.2 or Section 12.4 below; or (iii) the Company is dissolved, and the business and affairs of the Company are wound up, in accordance with the terms of this Agreement. The Manager shall devote such time to the affairs of the Company as is necessary to manage the Company as set forth in this Agreement. Without limitation of the foregoing, the Manager shall cooperate with the Tax Matters Member in all respects as reasonably requested by the Tax Matters Member, from time to time, in connection with the Tax Matters Member’s performance of its obligations under this Agreement. Private Owner (and any Successor to Private Owner) hereby expressly acknowledges that (x) as it relates to its role as each of the Manager, this Agreement constitutes a personal services contract between the Private Owner and the Company, and (y) except as may be otherwise expressly specified herein, it shall not be entitled to any salary, fees, reimbursement of costs or expenses, or other compensation with respect to its service as Manager hereunder (including with respect to the Manager’s Loan servicing and management obligations under Article XII).

(b) Except as otherwise specifically provided in this Agreement and without limitation of the powers expressly granted to the Manager under any other provision of this Agreement, the authority, duties (including fiduciary duties) and functions of the Manager shall be identical to the authority, duties (including fiduciary duties) and functions of the board of directors and the officers of a corporation organized under the Delaware General Corporation Law (and not electing to be governed by subchapter XIV thereof). The Manager shall have no authority to take or authorize the taking of any action in contravention of any express term of this Agreement.

(c) No Person dealing with the Company or the Manager shall be required to determine, and any such Person may conclusively assume and rely upon, the authority of the Manager to execute any instrument or make any undertaking on behalf of the Company. No Person dealing with the Company or the Manager shall be required to determine any facts or circumstances bearing upon the existence of such authority. Without limitation of the foregoing, any Person dealing with the Company or the Manager is entitled to rely upon a certificate signed by the Manager as to:

(i) the identity of the Members;

(ii) the existence or non-existence of any fact or facts that constitute a condition precedent to acts by the Manager or are in any other manner germane to the affairs of the Company;

(iii) the identity of Persons who are authorized to execute and deliver any instrument or document of or on behalf of the Company; or

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

(iv) any act or failure to act by the Company or any other matter whatsoever involving the Company or the Members.

(d) Notwithstanding anything to the contrary contained in this Agreement, the parties hereto acknowledge and agree that:

(i) nothing contained in this Agreement creates any fiduciary duty on behalf of the Initial Member;

(ii) the Private Owner and the Company each hereby expressly waives any fiduciary duties that may otherwise be deemed to be owed by the Initial Member to the Private Owner or the Company; and

(iii) the Initial Member shall be entitled to act and exercise any right of approval or consent that it has under this Agreement in its interest, in its sole and absolute discretion, without regard to and against the interests of the Private Owner or the Company.

(e) Unless and to the extent reimbursement is due under an express provision hereof or pursuant to a Related Party Agreement or any Ancillary Document, the Company shall not be liable for, and the Manager shall not seek reimbursement from the Company or any Member for, any expenses or costs incurred after the formation of the Company by the Manager and/or its Affiliates on behalf of or for the benefit of the Company.

(f) This Section 3.1 is subject to any express requirement of direct Initial Member consent set forth elsewhere in this Agreement, including in Sections 2.6, 3.4, 3.8, 8.1, 8.2, 8.8(a), 9.1, 12.3(g), 12.7(b), 12.12, 12.15, 13.5 and 13.12. Any purported action by the Company or the Manager requiring the consent of the Initial Member under this Agreement shall be null and void ab initio unless and until the Initial Member’s consent is obtained.

3.2 Removal of Manager. Upon an Event of Default (and so long as the Private Owner is then the Manager), the Initial Member may remove the Private Owner as the Manager and appoint a successor Manager in the sole discretion of the Initial Member in accordance with Section 12.4, whereupon such successor Manager shall immediately succeed to all, or such portion as the Initial Member and successor Manager agree, of the rights, powers, duties and obligations of the “Manager” hereunder, and the predecessor Manager shall promptly take such actions as may be reasonably requested by the Initial Member to facilitate the transition to such successor Manager.

3.3 Employees and Services. After the Closing Date, the Manager shall cause to be made available to the Company and the Manager, from time to time, employees, facilities and support services in a manner and to an extent reasonably required for it to fulfill its duties and obligations as Manager and for the day-to-day operation of the Business, including the Manager’s (or its applicable Affiliates’) employees, facilities and support services. If necessary to meet the foregoing requirements, the Manager shall enter into contractual arrangements to secure employees, facilities and support services from third parties (including its Affiliates); provided, however, that the Manager shall at all times provide for the servicing of the Loans

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

through a Servicer under contract with the Manager (in its individual capacity) in accordance with Article XII (and subject to applicable services retained by the Manager in accordance with Section 12.3) and the safekeeping of the Notes and other Loan Documents by a Custodian under contract with the Company in accordance with the provisions of Section 3.7 below. Notwithstanding anything to the contrary contained in this Section 3.3, the Company shall not have any employees, no employees of the Manager or any third party (including any Affiliate) shall be deemed to be employees of the Company, any contractual relationships entered into by the Manager to provide employees, facilities or support services to the Company or the Manager shall be relationships between the third parties (or Affiliates) and the Manager (and not the Company) and shall not relieve such Manager of its obligations or any liability hereunder, and no expenses incurred to secure or maintain employees, facilities or support services shall be an expense of the Company unless the same is expressly reimbursable by the Company pursuant to the provisions of Article XII below or is otherwise expressly set forth in this Agreement or in any Ancillary Documents to be an expense of the Company.

3.4 Restrictions on Manager and Private Owner. Neither the Private Owner nor, notwithstanding any delegation of authority to it hereunder, the Manager may or shall in any event (x) do, or cause the Company to do, any act or take, or cause the Company to take, any action in contravention of any Law, or (y) take any of the following actions on behalf of, or with respect to, the Company, or otherwise cause the Company to take any of the following actions, in the case of all of the foregoing without the prior written approval of the Initial Member and, until occurrence of the Purchase Money Notes Defeasance Date, the Purchase Money Notes Guarantor, which approval may be withheld or conditioned in the Initial Member’s and the Purchase Money Notes Guarantor’s sole and absolute discretion:

(i) admitting additional or substitute members of the Company, except in accordance with Article VIII;

(ii) changing the legal form of the Company to other than a limited liability company;

(iii) taking any action that would cause the Company to be treated as other than a partnership for federal tax purposes;

(iv) taking any action that would make it impossible to carry on the ordinary business of the Company;

(v) conducting Bulk Sales during any of (A) the first three successive 12-month periods after the Closing Date, or (B) any of the subsequent successive 12-month periods thereafter until the occurrence of the Purchase Money Notes Defeasance Date, in each case in an aggregate amount (for such 12-month period) in excess of ten percent (10%) of the aggregate Unpaid Principal Balance of all Loans as at the beginning of such 12-month period (or, for such first 12-month period, as at the Cut-Off Date as indicated on the Loan Schedule); provided, that, for purposes of the foregoing (A) the amount of any Bulk Sale shall be determined (1) for Loans, or any Bulk Sale of all or substantially all of the remaining Underlying Collateral (including any REO Property or other Acquired

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

Property) with respect to any Loan, based on the aggregate Unpaid Principal Balance (including, as applicable, taking into account clauses (iii) and (iv) of the definition thereof) as of the time of such Bulk Sale, and (2) for Acquired Property (including REO Property) or any portion thereof where such Bulk Sale does not involve all or substantially all of the related Loan or other remaining Underlying Collateral (including any REO Property or other Acquired Property) with respect to such Loan, based on the value thereof as of the time of such sale or disposition, including, where available, based on the most recent appraisal price or broker opinion, and (B) the sale or other disposition of an Ownership Entity (or any voting or equity interest therein) shall constitute a sale or other disposition of the Acquired Property (including any REO Property) held directly or indirectly by such Ownership Entity;

(vi) incurring any liability on behalf of the Company (other than liabilities to trade creditors in the ordinary course of the Business and such other liabilities as may be permitted by this Agreement or any Ancillary Document);

(vii) possessing or transferring Company Property for other than Company purposes;

(viii) taking any action that would require the Company to register as an “investment company” (as defined in the Investment Company Act);

(ix) selling or otherwise transferring any Loan, Underlying Collateral or Acquired Property (or any portion thereof) to the Manager, the Private Owner, any Servicer, any Subservicer, or any Affiliate of any of the foregoing or of the Company;

(x) financing the sale or other transfer of any Loan, Underlying Collateral or Acquired Property (or any portion thereof);

(xi) selling any Loan, Underlying Collateral or Acquired Property (or any portion thereof) in a transaction that provides for any recourse against the Company, the Initial Member or the FDIC, in any capacity, or against the LLC Interest held by the Initial Member or any share of the Loan Proceeds allocable to the Initial Member;

(xii) disbursing funds from the Collection Account, the Working Capital Reserve Account or other accounts created under this Agreement, the Custodial and Paying Agency Agreement or any Servicing Agreement other than in accordance with (and without violation of any requirement contained in) the provisions of this Agreement, the Custodial and Paying Agency Agreement, the applicable Servicing Agreement and the Reimbursement, Security and Guaranty Agreement;

(xiii) advancing additional funds that would increase the Unpaid Principal Balance of any Loan other than (A) Funding Draws or (B) Servicing

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

Expenses to the extent that capitalizing such Servicing Expenses is or would have been, prior to the conversion of Loan to the Acquired Property, permitted under the applicable Loan Documents;

(xiv) reimbursing the Manager for any expense or cost incurred (or paid) to any Affiliate of any of the Company, the Private Owner, the Manager, the Servicer or any Subservicer;

(xv) taking any action or omitting to take any action that causes the Company to breach any representation, warranty, covenant or other agreement contained herein or in any Ancillary Document (for avoidance of doubt, nothing in this clause (xv) shall require the Private Owner or the Manager to make any capital contribution or advances which are not otherwise required of it under the express terms of this Agreement or any Ancillary Document); or

(xvi) taking any action for which the consent of some or all of the members of a limited liability company is (unless otherwise provided in the limited liability company agreement of such limited liability company) required by the Act.

3.5 Related Party Agreements. Neither the Company nor any of its Subsidiaries shall enter into any current or future contract, agreement, commitment, arrangement or transaction (including any agreement to sell Company Property, incur any Debt or become bound by any Guarantee of any obligations) with or for the benefit of, or pay any fee to, the Private Owner or any Affiliate of the Company or the Private Owner (a “Related Party Agreement”), except for the Purchase Money Notes or any promissory note reissued in respect thereof in accordance with Section 2.8 of the Custodial and Paying Agency Agreement or as may otherwise be expressly provided herein or in any Ancillary Document to which the Initial Member is a party or as may be approved by both Members.

3.6 Real Property. The Company shall not take title in its own name to any REO Property, and any ownership of any such REO Property shall be governed by Section 12.13 and the relevant terms of the Servicing Agreement.

3.7 Custodian and Paying Agent. The Manager shall cause the Company to retain and enter into and, at all times, be a party to written custodial agreement with a document custodian (the “Custodian”) that is a Qualified Custodian and approved by the Initial Member, and such Custodian shall at all times have custody and possession of the Notes and other Custodial Documents. The Manager shall also cause the Company to retain and enter into and, at all times, be a party to written paying agency agreement with a paying agent selected by the Company (the “Paying Agent”), which Paying Agent shall receive and distribute Loan Proceeds in accordance with the applicable Custodial and Paying Agency Agreement. Except as may be determined by the Initial Member in connection with an exercise of its rights under Section 13.5 below, the Custodian and the Paying Agent shall be the same; and the custodial and paying agency functions shall be performed on the terms set forth in a Custodial and Paying Agency Agreement that is acceptable to the Initial Member. At no time shall the Company have more than one Custodian or one Paying Agent. The fees and expenses paid to the Custodian and

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

Paying Agent shall be no more than market rates and the Custodian and Paying Agent shall be terminable by the Company upon no more than thirty (30) days notice provided by either, without cause under the Custodial and Paying Agency Agreement. In the event that the Manager removes, or causes the Company (or any Servicer) to remove, any Notes or other Custodial Documents from the possession of the Custodian (which shall be done only in accordance with the relevant Custodial and Paying Agency Agreement), (i) any loss or destruction of or damage to such Notes or Custodial Documents shall be the personal liability of the Manager (who, along with the relevant Servicer(s), shall be responsible for safeguarding such Notes and Custodial Documents), and (ii) such Notes shall be returned to the Custodian within the time provided under the applicable Uniform Commercial Code to maintain the perfection of the secured party’s security interest therein by possession. If any Notes or other Custodial Documents are removed in connection with the modification or restructuring of a Loan, the modified or restructured Notes and other Custodial Documents removed in connection therewith shall be returned to the Custodian as soon as possible following the completion of the restructuring or modification (and, in any event, in accordance with clause (ii) of the immediately preceding sentence). The Manager shall ensure that the Initial Member receives a copy of each demand, notice or other communication given under the Custodial and Paying Agency Agreement at the time that such notice or other communication is given thereunder.

3.8 Relationships with Borrowers, etc. Except as otherwise consented to by the Initial Member, neither the Private Owner nor the Manager shall, at any time, (a) be an Affiliate of or a partner or joint venturer with any Borrower, (b) be an agent of any Borrower, or allow any Borrower to be an agent of the Manager or the Company, or (c) except as is otherwise contemplated by the Company’s ownership of the Loans and its right to hold Acquired Property, have any interest whatsoever in any Borrower, Obligor or other obligor with respect to any Loan or any of the Underlying Collateral.

3.9 No Conflicting Obligations. The Manager shall cause the Company to comply with the Ancillary Documents in accordance with their terms, and shall not, at any time, enter into or become a party to any agreement that would conflict with the terms of this Agreement.

3.10 Compliance with Law. The Manager shall, and shall cause the Company to, at all times, comply with applicable Law in connection with the performance or exercise of its rights, powers, duties or obligations under this Agreement.

3.11 No Bankruptcy Filing. Neither the Manager nor the Private Owner may cause or permit the Company to: (a) file a voluntary petition for bankruptcy, (b) file a petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any Law, (c) make an assignment for the benefit of creditors, (d) seek, consent or acquiesce in the appointment of a trustee, receiver or liquidator or of all or any substantial part of its properties, (e) file an answer or other pleading admitting or failing to contest the material allegations of (i) a petition filed against it in any proceeding described in clause (a) through (d), or (ii) any order adjudging it a bankrupt or insolvent or for relief against it in any bankruptcy or Insolvency Proceeding, or (f) allow itself to become unable to pay its obligations as they become due.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

3.12 No Liens. The Manager shall not cause the Company to place, or voluntarily permit to be placed, any Lien on any of the Loans, the Underlying Collateral, the Loan Documents, or the Loan Proceeds, except, in the case of Underlying Collateral, such Liens caused or permitted by the Manager (i) as permitted under the Loan Documents where the applicable Borrower is not in default thereunder and (ii) as permitted by the terms of the Reimbursement, Security and Guaranty Agreement; and the Manager shall not take any action to interfere with the Collateral Agent’s rights as a secured party with respect to Loans, the Underlying Collateral and the Loan Proceeds.

3.13 Remedies Upon an Event of Default; Security Interest.

(a) Upon the occurrence of an Event of Default, in addition to all other remedies available hereunder or under the Ancillary Documents upon such an Event of Default, the Initial Member shall be entitled to (i) remove the Private Owner as the Manager pursuant to Sections 3.2 and 12.4, (ii) remove the Private Owner as a Member, (iii) purchase (or cause a designee to purchase) the LLC Interest of the Private Owner pursuant to Section 3.14, (iv) designate itself or any applicable transferee Member as the Manager hereunder, and/or (v) with or without notice to or demand upon Private Owner (except as may be required by law), exercise any or all rights and remedies with respect to the Secured Assets and any Qualifying Letter of Credit, specifically including the right (A) to foreclose on the LLC Interest held by the Private Owner and transfer such LLC Interest to a third party (it being agreed that none of the Private Owner, the Manager or any of their Affiliates shall participate in any sale of the Private Owner’s LLC Interest without the written consent of the Initial Member); (B) to draw upon any or all Qualifying Letters of Credit, by presenting to the applicable Issuing Bank one or more drafts or demands and any other necessary documents, and to receive (in a lump sum or in several sums from time to time at the sole discretion of the Initial Member) any or all amounts available for drawing under each such Qualifying Letter of Credit, and/or (C) to exercise any rights under the Private Owner Pledged Account Control Agreement (or otherwise) with respect to the Private Owner Pledged Account, including the right to assume exclusive control over the Private Owner Pledged Account and to cause the funds therein to be remitted (in a lump sum or in several sums from time to time at the sole discretion of the Initial Member) to or at the direction of the Initial Member. The removal of the Private Owner as Member shall be subject to Section 8.4.

(b) For the avoidance of doubt, in the event that the Initial Member determines to exercise its remedies against any Secured Assets or any Qualifying Letter of Credit, it shall have the absolute right to deduct from the proceeds of such exercise of remedies (including proceeds of any foreclosure sale with respect to the LLC Interests, any drawing on a Qualifying Letter of Credit and any receipt of funds the Private Owner Pledged Account), any Losses arising out of or resulting from such Event of Default incurred by the Indemnified Parties, together with all costs and expenses (including, without limitation, attorneys’ fees and disbursements) incurred by Initial Member in connection with enforcing its rights and remedies hereunder and under the Ancillary Documents; and any Private Owner Obligations then due and payable (in each case such order as the Initial Member may determine in its sole discretion); provided that the Initial Member may, in its sole discretion, hold any such proceeds as additional security for any existing or future Private Owner Obligations. Without limitation of the foregoing, in no event shall the Initial Member have any obligation (but it shall at all times have the right in its sole discretion) to use or

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apply any proceeds of the Secured Assets toward payment of any Private Owner Obligations owing to the Company (whether or not the same are due and payable), and the Private Owner shall remain fully obligated to pay and perform all such Private Owner Obligations owing to the Company notwithstanding any such election by the Initial Member to so refrain from applying such proceeds toward payment of the same; and, in the event that, for any reason any such proceeds of the Secured Assets are used for payment of any Private Owner Obligations owing to the Company, any and all rights of the Private Owner to payments, reimbursements or distributions from the Company on account of any such payment to the Company (including rights to any repayment of any deemed Excess Working Capital Advances, to the extent any such proceeds are used to fund the same), shall be considered as part of the Secured Assets and shall, to the extent paid or payable by the Company, be paid directly to the Initial Member (and the Initial Member shall have the right to direct the Paying Agent to so remit to the Initial Member any applicable distributions or payments by the Paying Agent with respect thereto) to be held and applied by the Initial Member as part of the proceeds of the Secured Assets (as collateral for the Private Owner Obligations). Any Secured Assets or proceeds thereof as held by the Initial Member may be commingled with the Initial Member’s own funds, without any need to pay interest or income thereon. Upon indefeasible payment and performance in full all of the Private Owner Obligations (following the dissolution of the Company), any remaining unapplied proceeds (from an exercise of remedies by the Initial Member against the rights of the Private Owner to the Secured Assets or any Qualifying Letter of Credit) so held by the Initial Member, shall be released to the Private Owner (or such other Person as may have applicable rights therein in accordance with applicable law). In any event, the Private Owner shall remain liable for any deficiency in payment of the Private Owner Obligations.

(c) This Agreement shall constitute a security agreement under applicable Law for the benefit of the Initial Member and, in furtherance thereof, the Private Owner (in all of its capacities) and the Company (as applicable) shall be deemed to have granted, and each does hereby grant, to the Initial Member, for itself (and its assignees) and for the benefit of the Company and the Indemnified Parties, a valid and continuing first priority lien on and security interest in all of the Private Owner’s right, title and interest in, to and under, the Secured Assets, whether now owned or existing, or hereafter acquired and arising in, to and under the Secured Assets and all of the proceeds of the foregoing, as security for the payment and performance (when due) by Private Owner (including in its roles as Manager and Tax Matters Member) of its duties, liabilities and obligations under this Agreement and the Ancillary Documents and the compliance by the Private Owner (including as Manager and Tax Matters Member) with the terms and conditions of this Agreement and the Ancillary Documents (collectively, the “Private Owner Obligations”). For the avoidance of doubt, the parties acknowledge that the Secured Assets are not, pursuant to the foregoing, collateral for the separate payment obligations of the Company except to the extent that, pursuant to this Agreement or the Ancillary Documents, the Private Owner, in any capacity, is required to pay (or advance applicable funds to pay) or otherwise bear such obligations (an in such case, such Secured Assets secure such obligations of the Private Owner to the Company and, if applicable, the Initial Member and the Indemnified Parties only, and not any such separate obligations of the Company to any other Persons), such that the Secured Assets do not secure the Company’s payment obligations under the Purchase Money Notes. For purposes of this Agreement, the term “Secured Assets” shall mean (x) all right, title and interest of the Private Owner in and to the Private Owner Pledged Account (and all funds therein and

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related rights thereto as more specifically described in the Private Owner Pledged Account Control Agreement), (y) the LLC Interest held by Private Owner and all other rights of the Private Owner (in any capacity) under this Agreement and the Ancillary Documents (including rights to any distributions or payments on account of any Excess Working Capital Advances or Discretionary Funding Advances made by or on behalf of the Private Owner), and (z) all proceeds of any of the foregoing at any time (including distributions thereon or other income in respect thereof).

(d) As additional security for the Private Owner Obligations (and, as applicable, as part of the Secured Assets), the Private Owner shall deliver on the Closing Date and at all times thereafter cause to be maintained additional collateral (the “Additional Security”) consisting of either (i) cash and any interest earned thereon (and Permitted Investments with respect thereto) in the Private Owner Pledged Account in an aggregate amount at least equal to Five Million Dollars ($5,000,000) (“Qualifying Cash Collateral”) or (ii) undrawn (and available) amounts under one or more Qualifying Letters of Credit in an aggregate amount at least equal to Five Million Dollars ($5,000,000). In the event that the Private Owner determines to fulfill its obligation to provide the Additional Security by issuance of a Qualifying Letter of Credit, the Private Owner shall cause the issuance and delivery to the Initial Member, on the Closing Date, of a single Qualifying Letter of Credit in the full amount of such Additional Security. The Initial Member shall have the unilateral right to draw on any such Qualifying Letter of Credit and to provide instructions to the Paying Agent for the disposition of the Qualifying Cash Collateral in the Private Owner Pledged Account, in each case without any requirement for any further consent, confirmation or instructions from the Private Owner; provided, however, that as between the Initial Member and the Private Owner (and without creating any right or obligation of the Paying Agent or any Issuing Bank to refuse to honor, or inquire as to the accuracy or sufficiency of, any applicable instructions from the Initial Member), the Initial Member agrees that (i) it shall not exercise such rights to so draw on any such Qualifying Letter of Credit unless there shall have occurred an Event of Default (whether or not relating to any Qualifying Letter of Credit) or an LC Reissuance/Extension Failure (with respect to such Qualifying Letter of Credit), and (ii) it shall not exercise such rights to so unilaterally direct the disposition of the Qualifying Cash Collateral from the Private Owner Pledged Account unless there shall have occurred an Event of Default.

(e) On the Closing Date (and whether or not the Private Owner has elected to provide Additional Security in the form of Qualifying Cash Collateral), the Private Owner shall establish the Private Owner Pledged Account with the Paying Agent for the exclusive purpose of holding Qualifying Cash Collateral (including in the form of any proceeds from a drawing on a Qualifying Letter of Credit at any time deposited in the Private Owner Pledged Account in accordance herewith). The Private Owner Pledged Account (and all funds and financial assets therein) shall be subject to the security interest granted herein pursuant to the terms of this Agreement, the Custodial and Paying Agency Agreement and the Private Owner Pledged Account Control Agreement. Funds in the Private Owner Pledged Account may be invested at the direction of the Private Owner from time to time in Permitted Investments in accordance with the Custodial and Paying Agency Agreement; provided, that all such Permitted Investments shall remain in the Private Owner Pledged Account as Qualifying Cash Collateral, and in no event shall the Private Owner have any right or authority to withdraw any funds from such Private Owner Pledged Account.

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(f) Upon the occurrence of any LC Reissuance/Extension Failure, the Initial Member shall have the right (but not the obligation) to draw on all or any part of the undrawn amount of any Qualifying Letter of Credit subject to such LC Reissuance/Extension Failure; and in such case the funds received by the Initial Member as a result of any such draw shall be deposited in the Private Owner Pledged Account (as Qualifying Cash Collateral) and such LC Reissuance/Extension Failure shall not be deemed an Event of Default hereunder, in each case only so long as (i) there shall not have occurred any Event of Default (other than such LC Reissuance/Extension Failure), (ii) the Private Owner Pledged Account shall then be and remain open and subject to the Private Owner Pledged Account Control Agreement, and (iii) upon such deposit in the Private Owner Pledged Account (of the funds received by the Initial Member from such draw), the aggregate amount of the Additional Security (disregarding such affected Qualifying Letter of Credit) shall be in an amount not less than Five Million Dollars ($5,000,000), it being understood that, in the event the foregoing conditions are not satisfied, the Initial Member shall have the right to hold and apply such funds pursuant to Section 3.13(b) above.

(g) The Private Owner hereby authorizes the filing by Initial Member and its assignees of such financing or continuation statements in such jurisdictions as Initial Member or its assignees deem appropriate (in their sole and absolute discretion) to perfect and continue their first priority lien and security interest with respect to the Secured Assets. The Private Owner shall deliver to Initial Member an assignment and assumption agreement with respect to the LLC Interest held by it, in the form attached hereto as Exhibit C, endorsed in blank, and executed by the Private Owner. Initial Member may use the assignment and assumption agreement to effect the assignment of the LLC Interest held by the Private Owner at any time if an Event of Default occurs and is continuing.

(h) After all of the obligations secured by the Secured Assets have been indefeasibly paid and performed in full (following the dissolution of the Company), the Initial Member shall, upon the request of Private Owner, release any then outstanding Qualifying Letter of Credit and consent to the termination of the Private Owner Pledged Account Control Agreement.

(i) The Initial Member’s rights and remedies under this Agreement, any Ancillary Document or otherwise are cumulative and may be exercised singularly (and in such order as the Initial Member may determine in its sole discretion) or concurrently. Neither any failure nor delay on the part of Initial Member to exercise any other right or remedy shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise thereof or of any other right or remedy howsoever arising. In no event shall the Initial Member have any obligation to seek or exhaust any particular remedy prior to exercising any other remedy, and the Private Owner hereby waives any and all right to require the marshalling of assets in connection with any exercise by the Initial Member of its remedies hereunder or under any Ancillary Document. Under no circumstances shall Initial Member be deemed or construed to have waived its right to draw upon any Qualifying Letter of Credit, to proceed against the Private Owner Pledged Account, to foreclose upon the LLC Interest of the Private Owner or to exercise any of its other rights or remedies unless such waiver is in writing and executed by a duly authorized representative of Initial Member. A waiver of any right or remedy on any one occasion shall not operate as a waiver of such right or remedy on any future occasion or as a waiver of any other right or remedy.

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3.14 Purchase Right of Initial Member. Without prejudice to the rights of the Initial Member to foreclose on the LLC Interest of the Private Owner in accordance with Section 3.13:

(a) Upon the occurrence and during the continuance of an Event of Default, the Initial Member may at any time, by notice (a “Buy-Out Notice”) to the Private Owner, elect to purchase (or cause one or more designees to purchase) the Private Owner’s LLC Interest for an amount, payable in cash, equal to (x) the fair market value of such LLC Interest (determined, if necessary, in accordance with Section 3.14(b)(iv)) as of a date (the “Buy-Out Valuation Date”) selected by the Initial Member in its discretion between the date of the Buy-Out Notice and the closing of such purchase (the “Buy-Out Closing”), less (y) any amounts owed by the Private Owner pursuant Section 3.14(b)(v), and less (z) any distributions paid by the Company to or for the account of the Private Owner between the date of the Buy-Out Valuation Date and the Buy-Out Closing.

(b) If the Private Owner receives a Buy-Out Notice, the Buy-Out Closing shall be consummated as follows:

(i) The Buy-Out Closing shall be held at the principal offices of the Company on a day selected by the Initial Member, which day shall, subject to Section 3.14(b)(iv), be no later than six months after the Buy-Out Notice was delivered to the Private Owner or at such other place or on such other date as the parties may agree (the “Buy-Out Closing Date”).

(ii) The Initial Member shall purchase (and/or cause one or more designees to purchase in the aggregate) all but not less than all of the of the Private Owner’s LLC Interest for the consideration set forth in Section 3.14(a), and against delivery of such consideration, the Private Owner shall deliver all such documents and instruments as are necessary to transfer to the Initial Member (and/or its designee(s)), and in any event shall be deemed to have transferred, and to have represented and warranted to the Initial Member (and/or its designee(s)) that it has transferred, to the Initial Member (and/or its designee(s)), good title to (and, in any event, all right, title and interest of the Private Owner in and to) the entire LLC Interest of the Private Owner, free and clear of all Liens other than those created by this Agreement.

(iii) The Private Owner shall obtain all material consents, approvals or waivers (including expiration or termination of a specified waiting period) of any Governmental Authority or Person that may be required in connection with the purchase and sale of the Private Owner’s LLC Interest (other than any such consent, approval or waiver which has, if permitted by law, been waived by the Initial Member).

(iv) In the event of the delivery of a Buy-Out Notice, the Members shall attempt to agree on the fair market value of the Private Owner’s LLC

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Interest as of the Buy-Out Valuation Date. If the Members are unable to agree on such value within 15 days after the date of delivery of the Buy-Out Notice (or, if sooner, by the Buy-Out Closing Date), then such value shall be determined immediately thereafter in accordance with the Dispute Resolution Procedure, and, if applicable, the Buy-Out Closing Date shall be delayed until such date (after completion of the applicable valuation) as may be selected by the Initial Member. For the avoidance of doubt, in no event shall the right under this Section 3.14 or any valuation resulting from a Dispute Resolution Procedure create any obligation with respect to, or otherwise limit the rights of the Initial Member in connection with, any concurrent or subsequent foreclosure (or sale) of the Private Owner’s LLC Interest pursuant to Section 3.13 and/or exercise of relevant rights under the Uniform Commercial Code or otherwise, and the Private Owner acknowledges and agrees that any foreclosure and sale pursuant to Section 3.13 and relevant rights under the Uniform Commercial Code or otherwise may result in a sale price for the LLC Interest that is significantly lower than a Buy-Out Purchase Price potentially (or having actually been) determined pursuant to this Section.

(v) All out-of-pocket costs and expenses incurred by the Initial Member in connection with the exercise of its rights under this Section 3.14 and the sale of the LLC Interest of the Private Owner (including fees of any investment banking firm retained in connection with the Dispute Resolution Procedure and legal fees and expenses incurred in connection with obtaining any necessary consents, approvals or waivers (including expiration or termination of a specified waiting period) of Governmental Authorities) shall be borne by the Private Owner and may be deducted from the purchase price otherwise payable by the Initial Member (or its designee(s)) for the Private Owner’s LLC Interest.

(c) The failure of the Initial Member to exercise its rights under this Section 3.14 in connection with any Event of Default shall in no way affect or limit the exercise of such rights in connection with any other Event of Default by the Private Owner.

(d) At any time prior to the Buy-Out Closing, the Initial Member may elect not to proceed with the Buy-Out Closing (without any liability or further obligation with respect thereto), and the Private Owner shall remain responsible for amounts owed under Section 3.14(b)(v) notwithstanding any such election by the Initial Member.

(e) Any distributions payable by the Company to the Private Owner after the Buy-Out Valuation Date shall, at the option of the Initial Member, be paid to and held by the Initial Member (or, if permitted by the Paying Agent, held by the Paying Agent in the Distribution Account) and, at the Buy-Out Closing or a reasonable time thereafter, be released by to the Private Owner less, without duplication, any amounts owed by the Private Owner pursuant to this Agreement (including costs and expenses pursuant to Section 3.14(b)(v)). For the avoidance of doubt, neither the Initial Member nor the Paying Agent shall have any obligation to segregate, or pay interest or other income in respect of, any sums held pursuant to this Section 3.14(e).

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3.15 No ERISA Plan Assets. The Manager shall use its reasonable best efforts to ensure that the Company’s assets are not deemed to be “plan assets” within the meaning of Section 3(42) of ERISA and the Plan Asset Regulation.

ARTICLE IV

Membership Interests; Rights and Duties of, and Restrictions on, Members

4.1 General. The membership of the Company shall consist of the Members listed from time to time in the Annex I (the Member Schedule), and such substituted Members as may be admitted to the Company pursuant to Article VIII. The Manager shall cause Annex I (the Member Schedule) to be amended from time to time to reflect the admission of any additional Members, Capital Contributions of the Members, the issuance of additional limited liability company interests, transfers of LLC Interests, repurchases, redemptions or cancellations of LLC Interests, the cessation or withdrawal of a Member for any reason or the receipt by the Company of notice of any change of name or address of a Member.

4.2 LLC Interests.

(a) Creation and Issuance. The Company is only authorized to issue the LLC Interests that exist as of the date hereof, and the Company may not hereafter create or issue any limited liability company interest, provided that nothing in this sentence restricts the Disposition of any outstanding LLC Interest by any Member (which matter is governed by Article VIII). The Company’s LLC Interests shall be uncertificated. The LLC Interests shall have the relative rights, powers, duties and obligations specified in this Section 4.2. As of the Closing Date, LLC Interests are owned by the Initial Member and the Private Owner, as set forth in the Annex I (Member Schedule). Other than as set forth in this Agreement, each LLC Interest shall be identical in all respects to each other outstanding LLC Interest.

(b) Distributions. Subject to Sections 6.6, distributions to the holders of LLC Interests shall be made as provided in Section 6.6(b) and Section 9.2.

(c) No Retirement Fund or Conversion. The LLC Interests shall not be subject to the operation of a retirement or sinking fund to be applied to the purchase or redemption thereof for retirement and shall not be convertible into any other class of limited liability company interests.

(d) Voting Rights. Except to the extent otherwise required by the Act or expressly provided in this Agreement, the holders of LLC Interests shall be entitled to vote on all matters upon which Members have the right to vote as set forth in this Agreement or provided in the Act. Except as expressly set forth elsewhere in this Agreement (including Section 3.1 and Section 3.4), the voting rights of each holder of LLC Interests shall be based on such holder’s Percentage Interest.

4.3 Filings; Duty of Members to Cooperate. The Manager shall promptly cause to be executed, delivered, filed, recorded or published, as appropriate, and the Private Owner will, as requested by the Manager from time to time, execute and deliver, (a) all certificates, documents and other instruments that the Manager deems necessary or appropriate to form, qualify or

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continue the existence or qualification of the Company as a limited liability company in the State of Delaware or as a foreign limited liability company in all other jurisdictions in which the Company may, or may desire to, conduct business or own Company Property, (b) any amendment to the Certificate or any instrument described in clause (a) required because of, or in order to effectuate, an amendment to this Agreement, or any change in the membership of the Company, in accordance with the terms hereof, (c) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the Manager deems necessary or appropriate to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, and (d) such other certificates, documents and other instruments as are required by Law or by any Governmental Authority to be executed by them in connection with the Business as conducted or proposed to be conducted by the Company from time to time. As soon as reasonably practical after the date hereof, the Manager shall cause the Company to apply for, and thereafter use its reasonable best efforts to obtain, as quickly as possible, and maintain, all such licenses as are required to conduct the Business, including qualifications to conduct business in jurisdictions other than Delaware and licenses to purchase, own or manage the Loans, if the failure to so obtain such licenses would reasonably be expected to result in the imposition of fines, penalties or other liabilities on the Company, claims and defenses being asserted against the Company (including counterclaims and defenses asserted by borrowers under the Loans), or materially adversely affect the Company or the Company’s ability to foreclose on the Underlying Collateral securing or otherwise realize the full value of any Loan or Acquired Property.

4.4 Certain Restrictions and Requirements.

(a) No Member may use or possess Company Property other than for a Company purpose, except as provided under license or other contractual arrangements. No Member shall have authority to bind, or otherwise to act on behalf of, the Company except pursuant to authority expressly granted herein or pursuant to authority granted by the Manager in accordance with the terms hereof.

(b) From and after the Closing Date, no Person may or shall be admitted as a member of the Company except pursuant to and in accordance with Article VIII hereof.

(c) Each Member, other than the Initial Member, shall at all times meet the qualifications of a Qualified Transferee.

4.5 Liability of Initial Member. Neither the Initial Member nor any of its Affiliates, nor any officer, director, stockholder, member, manager, employee, agent or assign of the Initial Member or any of its Affiliates (all of the foregoing, collectively, the “Related Persons”), shall be liable, responsible or accountable, whether directly or indirectly, in contract or tort or otherwise, to the Company, any other Person in which the Company has a direct or indirect interest or any Member (or any Affiliate of any of the foregoing), for any Damages asserted against, suffered or incurred by the Company, any Person in which the Company has a direct or indirect interest or any Member (or any Affiliate of any of the foregoing) arising out of, relating to or in connection with any act or failure to act pursuant to this Agreement or otherwise with respect to:

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(a) the management or conduct of the business and affairs of the Company or any Person in which the Company has a direct or indirect interest or any of their respective Affiliates (including, without limitation, actions taken or not taken by any Related Person as an officer or director of any Person in which the Company has a direct or indirect interest or any Affiliates of such Person);

(b) the offer and sale of limited liability company interests in the Company (including the LLC Interests) or the issuance of Purchase Money Notes; and

(c) the management or conduct of the business and affairs of any Related Person insofar as such business or affairs relate to the Company or any Person in which the Company has a direct or indirect interest or to any Member in its capacity as such, including, all:

(i) activities in the conduct of the Business, and

(ii) activities in the conduct of other business engaged in by any Related Person which might involve a conflict of interest vis-à-vis the Company or any Person in which the Company has a direct or indirect interest or any Member (or any of their respective Affiliates) or in which any Related Person realizes a profit or has an interest;

except, in each case, Damages resulting from acts or omissions of such Related Person which were taken or omitted which constituted fraud, gross negligence, willful misconduct, or an intentional material breach of this Agreement or any Ancillary Document.

4.6 Indemnification.

(a) The Private Owner shall indemnify and hold harmless the Initial Member and the Initial Member’s Affiliates, and their respective officers, directors, employees, partners, principals, agents and contractors (all of the foregoing, collectively, the “Indemnified Parties”), from and against any losses, Damages, liabilities, costs and expenses (including reasonable attorneys’ fees and litigation and similar costs, and other out-of-pocket expenses incurred in investigating, defending, asserting or preparing the defense or assertion of any of the foregoing), deficiencies, claims, interest, awards, judgments, penalties and fines (collectively, “Losses”), arising out of or resulting from (i) any breach after the Closing Date, by (x) the Company (during any period when the Private Owner is the Manager, and subject to the clarification set forth below in this Section 4.6(a)), the Private Owner (in any capacity, including as Manager) or any of their respective Affiliates or (y) any of the respective officers, directors, employees, partners, principals, agents or contractors of any Person described in sub-clause (x), of the obligations of the Company or the Private Owner (in any capacity, including as the Manager) under, or any other covenants, agreements or other terms and conditions contained in, this Agreement or any Ancillary Document (including Losses relating to (1) the Company’s obligations with respect to litigation referred to in Section 4.5 of the Contribution Agreement to the extent provided therein, (2) the Company’s obligations under Section 3.1 and 3.2 of the Contribution Agreement (including all costs and expenses of the Initial Member in completing any applicable transfers pursuant to exercise of rights under such section), and (3) any claim asserted by the Initial Member against the Company or the Private Owner (in any capacity, including as the Manager) to

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enforce its rights hereunder or by any third party), or any third-party allegation or claim based upon facts alleged that, if true, would constitute such a breach; (ii) any gross negligence, bad faith or willful misconduct (including any act or omission constituting theft, embezzlement, breach of trust or violation of any Law) on the part of any Person described in sub-clause (i)(x) or (i)(y); or (iii) any Losses with respect to which Initial Member was released, or with respect to which the Company should have obtained a release from the applicable Borrowers or other Obligors, in accordance with Section 4.17(b) of the Contribution Agreement. Such indemnity shall survive the termination of this Agreement. In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a Loss or a claim or demand made by any Person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party shall deliver notice thereof to the Private Owner promptly after receipt by such Indemnified Party of written notice of the Third Party Claim, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder, the amount of such claim (if known) and such other information with respect thereto as is available to the Indemnified Party and as the Private Owner may reasonably request. The failure or delay to provide such notice, however, shall not release the Private Owner from any of its obligations under this Section 4.6 except to the extent that it is materially prejudiced by such failure or delay. The Private Owner acknowledges and agrees that it shall have no recourse against the Company for any amounts the Private Owner is required to pay pursuant to this Section 4.6. For the purposes of this Section 4.6, the term “Initial Member” shall be deemed to include any Person at any time constituting the “Initial Member” hereunder (other than for purposes of this Section 4.6) and (without limitation of the foregoing) any Person at any time holding all or any portion of the LLC Interest initially held by the Initial Member immediately after the Closing, in each case even if such Person has since ceased to be a member of the Company or to hold any limited liability company interest in the Company. For purposes of clarification, with respect solely to the obligations of the Private Owner under this Section 4.6(a) in connection with a breach by the Company (during any period when the Private Owner is the Manager), the Private Owner shall not be responsible for any Losses arising out of or resulting from any failure by the Company to pay its separate payment obligations (including such payment obligations under the Purchase Money Notes), to the extent that all of the following are satisfied: (1) such failure is the result of the Company having insufficient available funds notwithstanding the servicing of the Loans and management of the Company by the Manager (and, as applicable, the Servicer and any Subservicers) in accordance with this Agreement and the Ancillary Documents (including through exercise of any discretionary authority with respect to incurrence of payment obligations and maintenance and application of applicable reserves in a manner so as to reasonably avoid any such breach), (2) such failure and resulting Losses are not attributable in whole or in part to any breach (or other action or omission in violation of the Servicing Standard or any provision of this Agreement or any Ancillary Document) by the Private Owner (in any capacity, including as Manager) or any of its Affiliates (other than the Company), or by any of the respective officers, directors, employees, partners, principals, agents or contractors of any of the foregoing, and (3) the Private Owner (in any capacity) is not required to pay (or advance applicable funds to the Company for payment of) or otherwise bear such payment obligations pursuant to the terms of this Agreement or any Ancillary Document.

(b) If for any reason the indemnification provided for herein is unavailable or insufficient to hold harmless the Indemnified Parties, the Private Owner shall contribute to the

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amount paid or payable by the Indemnified Parties as a result of the Losses of the Indemnified Parties in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties, on the one hand, and the Private Owner (in any capacity, including as the Manager) (including any Servicer or Subservicer), on the other hand, in connection with the matters that are the subject of such Losses.

(c) If the Private Owner confirms in writing to the Indemnified Party within fifteen (15) days after receipt of a Third Party Claim the Private Owner’s responsibility to indemnify and hold harmless the Indemnified Party therefor, the Private Owner may elect to assume control over the compromise or defense of such Third Party Claim at the Private Owner’s own expense and by the Private Owner’s own counsel, which counsel must be reasonably satisfactory to the Indemnified Party, provided that (i) the Indemnified Party may, if such Indemnified Party so desires, employ counsel at such Indemnified Party’s own expense to assist in the handling (but not control the defense) of any Third Party Claim; (ii) the Private Owner shall keep the Indemnified Party advised of all material events with respect to any Third Party Claim; (iii) the Private Owner shall obtain the prior written approval of the Indemnified Party before ceasing to defend against any Third Party Claim or entering into any settlement, adjustment or compromise of such Third Party Claim involving injunctive or similar equitable relief being imposed upon the Indemnified Party or any of its Affiliates; and (iv) the Private Owner will not, without the prior written consent of the Indemnified Party, settle or compromise or consent to the entry of any judgment in any pending or threatened action in respect of which indemnification may be sought hereunder (whether or not any such Indemnified Party is a party to such action), unless such settlement, compromise or consent by its terms obligates the Private Owner to satisfy the full amount of the liability in connection with such Third Party Claim and includes an unconditional release of such Indemnified Party from all liability arising out of such Third Party Claim.

(d) Notwithstanding anything contained herein to the contrary, the Private Owner shall not be entitled to control (and if the Indemnified Party so desires, it shall have sole control over) the defense, settlement, adjustment or compromise of (but the Private Owner shall nevertheless be required to pay all Losses incurred by the Indemnified Party in connection with such defense, settlement or compromise): (i) any Third Party Claim that seeks an order, injunction or other equitable relief against the Indemnified Party or any of its Affiliates; (ii) any action in which both the Private Owner (in any capacity, including as the Manager) or any Affiliate of the Private Owner, on one hand, and the Indemnified Party, on the other hand, are named as parties and either the Private Owner (or such Affiliate) or the Indemnified Party determines with advice of counsel that there may be one or more legal defenses available to it that are different from or additional to those available to the other party or that a conflict of interest between such parties may exist in respect of such action; and (iii) any matter that raises or implicates any issue relating to any power, right or obligation of the FDIC under any Law. If the Private Owner elects not to assume the compromise or defense against the asserted liability, fails to timely and properly notify the Indemnified Party of its election as herein provided, or, at any time after assuming such defense, fails to diligently defend against such Third Party Claim in good faith, the Indemnified Party may pay, compromise or defend against such asserted liability (but the Private Owner shall nevertheless be required to pay all Losses incurred by the Indemnified Party in connection with such defense, settlement or compromise). In connection with any defense of a Third Party Claim

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(whether by the Private Owner or the Indemnified Party), all of the parties hereto shall, and shall cause their respective Affiliates to, cooperate in the defense or prosecution thereof and to in good faith retain and furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested by a party hereto in connection therewith.

(e) In the event the Company is reimbursed for or uses the Working Capital Reserve or Excess Working Capital Advances to pay costs or expenses of the type referred to in clause (v) or (vi) of the definition of Servicing Expenses and it is subsequently determined that the Company was not entitled to reimbursement for (or to use the Working Capital Reserve or Excess Working Capital Advances to pay) all or any portion of such costs and expenses because the Company did not satisfy the requirements of Section 4.6(c) or clause (v) of the definition of Servicing Expenses (such costs and expenses, the “Unreimbursable Expenses”), the Manager shall, in addition to any other Losses for which the Manager may be liable with respect to the claim to which such costs and expenses relate, reimburse the cost of such Unreimbursable Expenses to each Member based on such Member’s Percentage Interest as set forth below, except to the extent such Unreimbursable Expenses were funded through Excess Working Capital Advances that remain outstanding (in which case the portion of any such outstanding Excess Working Capital Advance that was so used for Unreimbursable Expenses shall itself become unreimbursable and be deemed forgiven with no further right of Manager to collect or receive the same). Any such reimbursement by the Manager pursuant to the foregoing shall be as follows: within ten (10) Business Days after written demand therefor from either Member, the Manager shall pay each Member by wire transfer of immediately available funds to an account specified by each Member an amount equal to such Member’s Percentage Interest (as of the later of (x) the date of such demand or (y) the date of such payment) multiplied by the amount of all such Unreimbursable Expenses.

(f) The Company shall indemnify and hold harmless each Member and each Member’s respective officers, directors, employees and members (all of the foregoing collectively, the “Covered Persons”) for any Losses incurred by such Covered Person by reason of a Third Party Claim relating to any act or omission by or of such Covered Person in connection with the exercise or performance of the rights, powers, responsibilities and obligations of such Covered Person (or, if such Covered Person is other than a Member, of the Member in respect of which such Covered Person so constitutes a Covered Person) regarding the Company except for (i) any Third Party Claim or Loss resulting from fraud, gross negligence, willful misconduct or an intentional breach of this Agreement or any Ancillary Document by such Covered Person (or if such Covered Person is other than a Member, by the Member in respect of which such Covered Person so constitutes a Covered Person), and (ii) in the case of the Private Owner (in any capacity, including as the Manager), (x) any claim or demand by any Servicer or Subservicer (or, for the avoidance of doubt, any Loss arising out of or related to such claim or demand) and (y) any Third Party Claim or Loss that is in whole or in part covered by or subject to an indemnification obligation of the Private Owner (in any capacity, including as the Manager) under any provision of this Agreement or any Ancillary Document, including the foregoing provisions of Section 4.6(a).

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

(g) Tax Liability of Ownership Entity. Notwithstanding anything to the contrary contained herein, if any Ownership Entity is not a pass-through entity with no entity- level income tax obligations, distributions to the Initial Member pursuant to Section 6.6 (including for the purposes of Section 9.2(c)) shall be allocated before accrual or payment of any income tax payable by such Ownership Entity, and the Private Owner (or its successors or assigns) shall indemnify and hold harmless the Initial Member from and against any liability for any income taxes payable by the Ownership Entity; provided, however, that the foregoing special allocation and indemnity shall not apply if (i) the Private Owner (and each of its successors and assigns) has taken all steps necessary to secure pass-through treatment of the Ownership Entity and (ii) the liability for income taxes payable by the Ownership Entity arises solely as a result of a change in law applicable to pass-through entities occurring after the date hereof and not as a result of action (or inaction) by the Private Owner (or its successors or assigns).

(h) Offsets. Without limiting any other rights of the Initial Member hereunder, in the event the Initial Member exercises any rights or remedies as a result of or in connection with a breach hereunder or the occurrence of an Event of Default (including relating to a breach of Section 4.6), all costs and expenses (including reasonable attorneys’ fees and litigation and similar costs, and other out-of-pocket expenses incurred in investigating, defending, asserting or preparing the defense or assertion of any claim) incurred by the Initial Member with respect thereto may be offset by the Initial Member against any payment or distribution otherwise payable to the Private Owner (including any Interim Management Fee or Management Fee), whether in its capacity as a Member or as the Manager (in each case except to the extent such breach or Event of Default is attributable exclusively to a Manager having been appointed by the Initial Member following removal of the Private Owner in such capacity, or to any applicable Servicer (and its Subservicers) having been engaged by the Initial Member, the Company or the applicable replacement Manager following such removal of the Private Owner as Manager, in each case that is not an Affiliate of the Private Owner). For the avoidance of doubt, the effects of any of this Section 4.6(h) and Section 4.6(g) above shall be disregarded for purposes of calculations with respect to the First Incentive Threshold Event and the Second Incentive Threshold Event.

ARTICLE V

Capital Contributions; Discretionary Funding Advance; Excess Working Capital Advance

5.1 Capital Contributions.

(a) Members’ Contribution. Pursuant to the Contribution Agreement, the Initial Member made a Capital Contribution to the Company in an amount equal to the Initial Member Capital Contribution. In connection with the Transferred LLC Interest Sale Agreement, Private Owner acquired from the Initial Member the Transferred LLC Interest representing a forty percent (40)% equity interest in the Company in exchange for the Transferred LLC Interest Sale Price. After giving effect to the foregoing transactions, (and to the Capital Contributions referenced in Section 5.2 below), the respective Capital Accounts of the Initial Member and the Private Owner as of the Closing Date are as set forth in the Annex I (the Member Schedule).

(b) From and after the Closing Date (and except as provided in Section 5.2 below), the Members shall have no obligation to make any additional Capital Contributions to the Company.

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5.2 Working Capital Reserve. On the Closing Date, the Initial Member and the Private Owner shall fund, as Capital Contributions to the Company, the Working Capital Reserve Account in accordance with the provisions of Section 12.11 hereof and Section 1 of the Transferred LLC Interest Sale Agreement, which funds shall be used for payment of Working Capital Expenses in accordance with the provisions in such Section 12.11 and as otherwise permitted pursuant to the Custodial and Paying Agency Agreement.

5.3 Discretionary Funding Advance.

(a) In the event there are insufficient funds in the Collection Account and also insufficient funds in the Working Capital Reserve Account to make Funding Draws with respect to specific Loans (and related Acquired Property), the Manager may, in its discretion, make an advance to the Company (the “Discretionary Funding Advance”), which Discretionary Funding Advance shall be reimbursable (and shall accrue interest as set forth herein) only to the extent used exclusively for the applicable Funding Draws for specified Loans (or related Acquired Property). In no event may Discretionary Funding Advances be used for payment of any Working Capital Expenses other than Funding Draws. The proceeds of Discretionary Funding Advances shall be deposited into the Collection Account for disbursement therefrom for the making of the applicable Funding Draws. All Discretionary Funding Advances, together with a detailed statement of the sources and uses thereof (which shall be broken out by the reimbursable and unreimbursable portions thereof) and description of the allocation to the Loans for which such Discretionary Funding Advance was made, shall be reflected in the Monthly Report with respect to the calendar month during which the relevant Discretionary Funding Advance was made.

(b) Discretionary Funding Advances shall bear interest on the outstanding principal amount thereof at a rate per annum equal to the LIBOR Rate in effect from time to time, plus 3.0%. Interest shall be calculated on the basis of a 360 day year and actual days elapsed. Interest shall accrue on each Discretionary Funding Advance for the day on which the Discretionary Funding Advance is made, and shall not accrue on a Discretionary Funding Advance, or any portion thereof, for the day on which the Discretionary Funding Advance or such portion is paid. Each Discretionary Funding Advance, including interest accrued with respect thereto, shall be repaid in accordance with Sections 3.1 and 5.1 of the Custodial and Paying Agency Agreement, it being agreed that, as to any specific amounts to be so applied to the repayment of one or more Discretionary Funding Advances relating to the same Loan, such amounts shall be applied first to outstanding interest on such Discretionary Funding Advances (on a pro rata basis as among such Discretionary Funding Advances, if applicable) and then to the principal amount (on a pro rata basis as among such Discretionary Funding Advances, if applicable). The Manager may not assign, sell, transfer, participate, pledge, or hypothecate, in whole or in part, its interest in any Discretionary Funding Advances without the consent of the Initial Member, and until the Purchase Money Notes Defeasance Date, the Purchase Money Notes Guarantor.

5.4 Excess Working Capital Advances. In the event there are insufficient funds in the Collection Account and also insufficient available funds in the Working Capital Reserve Account (including, as applicable, by a permitted release of such funds to the Collection Account or as otherwise permitted in the Custodial and Paying Agency Agreement) to (a) pay any

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Working Capital Expenses other than (i) Funding Draws or (ii) the Management Fee, Interim Management Fee or Interim Servicing Fee, or (b) fund the Defeasance Account by such amount as may be required to cure a Purchase Money Notes Trigger Event (as defined in the Reimbursement, Security and Guaranty Agreement), then the Manager (x) shall, except as otherwise provided in Section 12.6, make an advance of its own funds to the Company to be used by the Company for payment of such permitted (or required, as applicable) Working Capital Expenses and (y) may (but shall not have an obligation to) make an advance of its own funds to the Company to be used by the Company for such funding of the Defeasance Account (any such advance to the Company pursuant to this sentence, an “Excess Working Capital Advance”). In no event may Excess Working Capital Advances be used for the making of any Funding Draws. No Excess Working Capital Advance shall accrue any interest thereon. Excess Working Capital Advances shall be repaid in accordance with Section 5.1 of the Custodial and Paying Agency Agreement. The proceeds of Excess Working Capital Advances for payment of Working Capital Expenses shall be deposited into the Collection Account for disbursement therefrom for the payment of such permitted Working Capital Expenses. The proceeds of any Excess Working Capital Advance for an applicable funding of the Defeasance Account shall be deposited into (and the Manager shall remit such proceeds to the Paying Agent for such deposit into) the Defeasance Account. To the extent multiple Working Capital Expenses (payment of which is permitted to be made using such Excess Working Capital Advance) are outstanding, any funding or use by the Manager of Excess Working Capital Advances for payment of all or any of the same shall follow the relevant priorities as set forth in the Priority of Payments and in Section 3.1 of the Custodial and Paying Agency Agreement, as applicable. All Excess Working Capital Advances, together with a detailed statement of the sources and uses thereof (which shall be broken out by the reimbursable and unreimbursable portions thereof), shall be reflected in the Monthly Report with respect to the calendar month during which the relevant Excess Working Capital Advance was made. The Manager may not assign, sell, transfer, participate, pledge, or hypothecate, in whole or in part, its interest in any Excess Working Capital Advances without the consent of the Initial Member.

ARTICLE VI

Capital Accounts; Allocations; Priority of Payments; Distributions

6.1 Capital Accounts. A Capital Account shall be established and maintained for each Member to which shall be credited the Capital Contributions made by such Member and such Member’s allocable share of Net Income (and items thereof), and from which shall be deducted distributions to such Member of cash or other Property and such Member’s allocable share of Net Loss (and items thereof). As to the Private Owner, the initial Capital Account shall correspond to that portion of the Capital Account of the Initial Member that is attributable to the Transferred LLC Interest (as defined in the Transferred LLC Interest Sale Agreement) acquired by the Private Owner pursuant to the Transferred LLC Interest Sale Agreement. A Member’s Capital Account also shall be adjusted for items specially allocated to such Member under this Article VI. The Capital Accounts of the Members generally shall be adjusted and maintained in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv); provided, however, that such adjustments to, and maintenance of, the Capital Accounts shall not adversely affect the manner in which distributions are to be made to the Members under Section 6.6.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

6.2 Allocations to Capital Accounts. Allocation of Net Income and Net Loss shall be made as provided in this Article VI.

(a) Except as otherwise provided in this Agreement, Net Income and Net Loss (and, to the extent necessary, individual items of income, gain, loss, deduction or credit) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 6.2(b), the Capital Account balance of each Member, immediately after making such allocation, is, as nearly as possible, equal to (i) the distributions that would be made to such Member pursuant to Section 6.6 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the tax bases of the assets securing such liability), and the net assets of the Company were distributed, in accordance with Section 9.2(c), to the Members immediately after making such allocation, minus (ii) such Member’s share of “partnership minimum gain” and “partner nonrecourse debt minimum gain” (as such terms are used in Treasury Regulations Section 1.704-2), computed immediately prior to the hypothetical sale of assets.

(b) Allocations in Special Circumstances. The following special allocations shall be made in the following order:

(i) Minimum Gain Chargeback. Notwithstanding any other provision of this Article VI, if there is a net decrease in minimum gain (as it corresponds to the definition of “partnership minimum gain” in Treasury Regulations Section 1.704-2(b)(2) and (d)) during any Fiscal Year, the Members shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to the portion of such Member’s share of the net decrease in minimum gain, determined in accordance with Treasury Regulations Section 1.704-2(f) and (g). This Section 6.2(b)(i) is intended to comply with the “minimum gain chargeback” requirement in such section of the Treasury Regulations and shall be interpreted consistently therewith.

(ii) Member Minimum Gain Chargeback. Notwithstanding any other provision of this Article VI other than 6.2(b)(i), if there is a net decrease in minimum gain attributable to a Member nonrecourse debt (as it corresponds to the definition of “partnership nonrecourse debt minimum gain” in Treasury Regulations Section 1.704-2(i)) during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to the portion of such Member’s share of the net decrease in such minimum gain attributable to such Member’s nonrecourse debt, determined in accordance with Treasury Regulations Section 1.704-2(i). This Section 6.2(b)(ii) is intended to comply with the “partner minimum gain chargeback” requirement in such section of the Treasury Regulations and shall be interpreted consistently therewith.

(iii) Qualified Income Offset. In the event any Member, for any reason, whether expected or not, has an Adjusted Capital Account Deficit, items of

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Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, such Adjusted Capital Account Deficit as quickly as possible, provided that an allocation pursuant to this Section 6.2(b)(iii) shall be made only if and to the extent that such Member would have such Adjusted Capital Account Deficit after all other allocations provided for in Section6.2 have been tentatively made as if this Section 6.2(b)(iii) were not in this Agreement. This Section 6.2(b)(iii) is intended to comply with the “qualified income offset” provisions in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(iv) Nonrecourse Deductions. Any nonrecourse deductions attributable to a Member nonrecourse debt (as described in Treasury Regulations Section 1.704-2(i)) shall be allocated to the Member who bears the economic risk of loss with respect to such nonrecourse debt. Otherwise, nonrecourse deductions shall be allocable in accordance with the Members’ respective Percentage Interests.

(v) Loss Allocation Limitation. No allocation of Net Loss (or any item thereof) shall be made to any Member to the extent that such allocation would create or increase a Member’s Adjusted Capital Account Deficit. If, in the allocation of Net Loss (or any item thereof), less than all Members would have an Adjusted Capital Account Deficit as a result of such allocation, then any Net Loss (or item thereof) not allocable to any such Member(s) as a result of such limitation shall be allocated (subject to such limitation) to the other Member so as to allocate the maximum permissible Net Loss to each Member under Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

(vi) Curative Allocations. The allocation provisions of this Section 6.2(b) are intended to comply with certain requirements of the Treasury Regulations. Notwithstanding any other provisions of this Article VI, any allocation effected pursuant to this Section 6.2(b) shall be taken into account in allocating Net Income and Net Loss among the Members such that the cumulative effect of all such allocations achieves the fundamental purpose of Sections 6.2(a), so that the Capital Account balances correspond to the amounts distributable to the Members.

(c) Transfer of or Change in LLC Interests. The Tax Matters Member is authorized to adopt any convention or combination of conventions likely to be upheld for federal income tax purposes regarding the allocation of items of Company income, gain, loss, deduction and expense with respect to a transferred LLC Interest. A transferee of an LLC Interest in the Company shall succeed to the Capital Account of the transferor Member to the extent it relates to the transferred LLC Interest.

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6.3 Tax Allocations.

(a) General Rules. Except as otherwise provided in Section 6.3(b), for each Fiscal Year, items of Company income, gain, loss, deduction and expense shall be allocated, for federal, state and local income tax purposes among the Members in the same manner as the Net Income (and items thereof) or Net Loss (and items thereof) of which such items are components were allocated pursuant to Section 6.2.

(b) Section 704(c) of the Code. Income, gains, losses and deductions with respect to any property (other than cash) contributed or deemed contributed to the capital of the Company shall, solely for income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Market Value at the time of the contribution or deemed contribution in accordance with Section 704(c) of the Code and the Treasury Regulations promulgated thereunder. Such allocations shall be made in such manner and utilizing such permissible tax elections as determined in good faith by the Tax Matters Member, following consultation with the Initial Member. In the event of a revaluation of Property pursuant to the definition of Book Value, subsequent allocations of income, gains, losses or deductions with respect to such Property shall take account of any variation between the Book Value and Fair Market Value of such Property, as so determined from time to time, in accordance with Section 704(c) of the Code and the Treasury Regulations promulgated thereunder. Such allocations shall be made in such manner and utilizing such permissible tax elections as determined in good faith by the Tax Matters Member, following consultation with the Initial Member. For the avoidance of doubt, any losses recognized by the Company that are attributable to property acquired by the Company pursuant to the Contribution Agreement and that are deferred pursuant to Section 707(b)(1) or Section 267(a) of the Code shall, solely for income tax purposes, be allocated to the Initial Member.

(c) Capital Accounts Not Affected. Allocations pursuant to this Section 6.3 are solely for federal, state and local tax purposes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or allocable share of Net Income (or items thereof) or Net Loss (or items thereof).

(d) Tax Allocations Binding. The Members acknowledge that they are aware of the tax consequences of the allocations made by this Section 6.3 and hereby agree to be bound by the provisions of this Section 6.3 in reporting their respective shares of items of Company income, gain, loss, deduction and expense.

6.4 Determinations by Tax Matters Member. All matters concerning the computation of Capital Accounts, the allocation of items of Company income, gain, loss, deduction and expense and the adoption of any accounting procedures not expressly provided for by the terms of this Agreement shall be determined by the Tax Matters Member in good faith, following consultation with the Initial Member. Following such consultation, such determinations shall be final and conclusive as to all the Members. Without in any way limiting the scope of the foregoing, if and to the extent that, for income tax purposes, any contribution to or distribution by the Company or any payment by any Member or by the Company is recharacterized, the Tax Matters Member may, in good faith following consultation with the Initial Member, specially

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allocate items of Company income, gain, loss, deduction or expense and/or make correlative adjustments to the Capital Accounts of the Members in a manner so that the net amount of income, gain, loss, deduction and expense realized by each relevant party (after taking into account such special allocations) and the net Capital Account balances of the Members (after taking into account such special allocations and adjustments) shall, as nearly as possible, achieve the fundamental purpose of Sections 6.2(a), such that the Capital Account balances correspond to the amounts distributable to the Members, as if such recharacterization had not occurred.

6.5 Priority of Payments. Each calendar month the amounts deposited in the Distribution Account under the Custodial and Paying Agency Agreement shall be distributed by the Paying Agent in the order of the Priority of Payments; provided, however, that for the avoidance of doubt, to the extent amounts are available for distribution to the Members with respect to their respective LLC Interests (such available amounts, the “Distributable Cash”), such Distributable Cash shall be distributed to the Members in accordance with Section 6.6 below.

6.6 Distributions.

(a) No Right to Withdraw. No Member shall have the right to withdraw capital or demand or receive distributions or other returns of any amount in its Capital Account, except as expressly provided in this Agreement.

(b) Ordinary Distributions.

(i) Timing. Distributable Cash, if any, shall be distributed to the Members on a monthly basis by the Paying Agent out of the Distribution Account in the manner set forth in the Custodial and Paying Agency Agreement; provided, however, that the Manager shall instruct the Paying Agent as to how such distributions are to be allocated as between the Initial Member and the Private Owner based on Section 6.6(b)(ii) below (which instructions shall be included in one or more reports to be provided to Paying Agent in accordance with Section 7.4(b)).

(ii) Distributions of Distributable Cash. Each distribution of Distributable Cash shall be made to the Members as follows:

(A) first, sixty percent to the Initial Member and forty percent to the Private Owner, until the time at which the First Incentive Threshold Event occurs; and

(B) thereafter, sixty-five percent to the Initial Member and thirty-five percent to the Private Owner, until the time at which the Second Incentive Threshold Event occurs; and

(C) thereafter, seventy percent to the Initial Member and thirty percent to the Private Owner.

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For the avoidance of doubt, distributions to the Members occurring on the Distribution Date on which any of the First Incentive Threshold Event or the Second Incentive Threshold Event occurs shall, (x) with respect to all distributions up to the amount required for reaching such First Incentive Threshold Event or Second Incentive Threshold Event, as applicable, be allocated without regard to the occurrence of such First Incentive Threshold Event or Second Incentive Threshold Event, as applicable, and (y) with respect to all remaining distributions on such Distribution Date, be allocated taking into account the occurrence of such First Incentive Threshold Event or Second Incentive Threshold Event, as applicable.

(iii) Incentive Threshold Events. The “First Incentive Threshold Event” shall occur as of a Distribution Date if (A) the aggregate distributions made to the Private Owner pursuant to Section 6.6(b)(ii) as of such Distribution Date is equal to or greater than the product of two (2.0) and the Incentive Threshold Base Amount, and (B) the Incentive Threshold as of such Distribution Date (determined based on the Threshold Increase Amount for the First Incentive Threshold Event) is equal to zero. The “Second Incentive Threshold Event” shall occur as of a Distribution Date if (A) the aggregate distributions made to the Private Owner pursuant to Section 6.6(b)(ii) as of such Distribution Date is equal to or greater than the product of two and one-half (2.5) and the Incentive Threshold Base Amount, and (B) the Incentive Threshold as of such Distribution Date (determined based on the Threshold Increase Amount for the Second Incentive Threshold Event) is equal to zero.

(iv) Incentive Threshold. The “Incentive Threshold” shall be determined as follows:

(A) as of the Closing Date, the Incentive Threshold shall be equal to the sum of (x) Transferred LLC Interest Sale Price and (y) the amount funded by the Private Owner into the Working Capital Reserve Account pursuant to Section 12.11(b) (the “Incentive Threshold Base Amount”); and

(B) as of any Distribution Date, the Incentive Threshold (as determined separately with respect to each of the First Incentive Threshold Event and the Second Incentive Threshold Event) shall be an amount equal to (1) the sum of (i) the applicable Incentive Threshold as of the preceding Distribution Date (or, in the case of the first Distribution Date, the Closing Date), and (ii) the applicable Threshold Increase Amount, minus (2) the aggregate distributions made to the Private Owner pursuant to Section 6.6(b)(ii) as of such Distribution Date; provided, that, if, as of any Distribution Date, the amount referred to in clause (B)(2) of Section 6.6(b)(iv) is greater than the amount referred to in clause (B)(1) of Section 6.6(b)(iv), then the applicable Incentive Threshold shall be deemed to be zero for such Distribution Date and all subsequent Distribution Dates.

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(c) Restrictions on Distributions. The foregoing provisions of this Article VI to the contrary notwithstanding, no distribution shall be made if such distribution would violate any contract or agreement to which the Company is then a party or any Law or directive of any Governmental Authority then applicable to the Company.

(d) Withholding. Notwithstanding any other provision of this Agreement, the Manager is authorized to take any action that it determines to be necessary or appropriate to cause the Company to comply with any foreign or United States federal, state or local withholding requirement with respect to any allocation, payment or distribution by the Company to any Member or other Person. All amounts so withheld shall be treated as distributions to the applicable Members under the applicable provisions of this Agreement. If any such withholding requirement with respect to any Member exceeds the amount distributable to such Member under the applicable provisions of this Agreement, or if any such withholding requirement was not satisfied with respect to any amount previously allocated or distributed to such Member, such Member and any successor or assignee with respect to such Member’s LLC Interest hereby agrees to indemnify and hold harmless the Manager and the Company for such excess amount or such withholding requirement, as the case may be.

(e) Record Holders. Any distribution of Property, whether pursuant to this Article VI or otherwise, shall be made only to Persons that, according to the books and records of the Company, were the holders of record of LLC Interests on the date determined by the Manager as of which the Members are entitled to any such distribution.

(f) Final Distribution. The final distribution following dissolution of the Company (the “Final Distribution”) shall be made in accordance with the provisions of Section 9.2.

ARTICLE VII

Accounting, Reporting and Taxation

7.1 Fiscal Year. The books and records of the Company shall be kept on an accrual basis and the fiscal year of the Company shall commence on January 1 and end on December 31 (the “Fiscal Year”).

7.2 Maintenance of Books and Records.

(a) Maintenance of Books and Records. At all times during the continuance of the Company, the Manager shall cause to be kept and maintained (including by the Servicer and any Ownership Entity and including records transferred by Receiver to the Company in connection with its conveyance of the Loans to the Company under the Contribution Agreement), at all times, at the Company’s chief executive office referred to in Section 2.4, a complete and accurate set of files, books and records regarding the Loans and the Underlying Collateral, and the Company’s and the relevant secured parties’ interests in the Loans and the Underlying Collateral, including records relating to the Collection Account, the Escrow Accounts, the Working Capital Reserve Account, any liquidity reserve account (if permitted), the Defeasance Account, and the disbursement of all Loan Proceeds. This obligation to maintain a complete and accurate set of records shall encompass all files in the Manager’s or Company’s custody, possession or control

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pertaining to the Loans and the Underlying Collateral, including (except as required to be held by the Custodian pursuant to the Custodial and Paying Agency Agreement) all original and other documentation pertaining to the Loans and the Underlying Collateral, all documentation relating to items of income and expense pertaining to the Loans and the Underlying Collateral, and all of the Manager’s (and each Servicer’s and Subservicer’s) internal memoranda pertaining to the Loans and the Underlying Collateral. The books of account shall be maintained in a manner that provides sufficient assurance that: (a) transactions of the Company are executed in accordance with the general or specific authorization of the Manager consistent with the provisions of this Agreement; and (b) transactions of the Company are recorded in such form and manner as will: (i) permit preparation of federal, state and local income and franchise tax returns and information returns in accordance with this Agreement and as required by Law; (ii) permit preparation of the Company’s financial statements in accordance with GAAP and as otherwise set forth herein and the provisions of the reports required to be provided hereunder; and (iii) maintain accountability for the Company’s assets.

(b) Retention of Books and Records. The Manager shall cause all such books and records to be maintained and retained until the date that is the later of ten (10) years after the Closing Date and three (3) years after the date on which the Final Distribution is made. All such books and records shall be available during such period for inspection by the Initial Member, the FDIC or any of their respective representatives (including any Governmental Authority) and agents at the Company’s chief executive office referred to in Section 2.4 at all reasonable times during business hours on any Business Day (or, in the case of any such inspection after the term hereof, at such other location as is provided by notice to the Initial Member and the FDIC), in each instance upon two (2) Business Days’ prior notice to the Manager. Upon request by Initial Member or the FDIC, the Manager shall promptly send copies (the number of copies of which shall be reasonable) of such books and records to such requesting Person or its designee. The Manager shall provide the Initial Member and the FDIC with reasonable advance notice of the Manager’s intention to destroy or dispose of any documents or files relating to the Loans and, upon the request of the Initial Member or the FDIC, shall allow such requesting Person to recover the same (or copies thereof) from the Company and in the case both the Initial Member and the FDIC so request the same, the FDIC shall have the right to recover such documents or files, but the Initial Member shall have the right to make copies of such applicable documents or files so long as such copies are made while such documents files remain with the Manager or the Company (and prior to recovery of the same by the FDIC). The Manager shall also maintain complete and accurate records reflecting the status of taxes, ground leases or other recurring charges which could become a Lien on any Underlying Collateral. Any expense incurred by Initial Member or the FDIC and any reasonable out-of-pocket expense incurred by the Company in connection with the exercise by Initial Member or the FDIC of its respective rights in this Section 7.2(b) to recover or make (or otherwise receive) copies of books, records, documents or files shall be borne by such Person so exercising such rights; provided, however, that any expense incident to the exercise of such rights pursuant to this Section 7.2(b) as a result of or during the continuance of an Event of Default shall in all cases be borne by the Private Owner (except to the extent such Event of Default is attributable exclusively to a Manager having been appointed by the Initial Member following removal of the Private Owner in such applicable capacity, or to any applicable Servicer (and its Subservicers) having been engaged by the Initial Member, the Company or the applicable replacement Manager following such removal of the Private Owner as Manager, in each case that is not an Affiliate of the Private Owner).

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

7.3 Financial Statements.

(a) Annual Financial Statements. As soon as practicable following, but no later than ninety (90) days immediately after, the end of each Fiscal Year (commencing with respect to the 2010 Fiscal Year), the Manager shall prepare and deliver to Initial Member an audited consolidated balance sheet of the Company and the Ownership Entities as at the end of such Fiscal Year, and audited consolidated statements of operations and cash flow of the Company and the Ownership Entities for such Fiscal Year, each prepared in accordance with GAAP and accompanied by the Accountants’ report thereon, which shall be certified in the customary manner by the Accountants.

(b) Quarterly Financial Information. As soon as practicable following, but no later than thirty (30) days immediately after, the end of each quarter of each Fiscal Year (other than the last quarter of such Fiscal Year, and commencing with the calendar quarter ending on or about June 30, 2010), the Manager shall prepare and deliver to Initial Member unaudited consolidated balance sheet of the Company and the Ownership Entities as at the end of such calendar quarter, and unaudited consolidated statements of operations and cash flow of the Company and the Ownership Entities for such calendar quarter (and, for the first such report, also covering the period from the Closing Date through the end of such calendar quarter), each prepared in accordance with GAAP.

7.4 Additional Reporting and Notice Requirements.

(a) Manager’s Duty to Initial Member and Secured Parties; Delivery of Certain Notices. In addition to such other reports and access to books, records and reports as are required to be provided under this Agreement, the Manager shall cause to be delivered to the Initial Member and the Purchase Money Notes Guarantor such information as is specified in Exhibit B (in addition to the Monthly Report) and such other information relating to the Loans, the Underlying Collateral, the Company, the Servicers and any Subservicers as Initial Member or the Purchase Money Notes Guarantor may reasonably request from time to time and, in any case, shall ensure that Initial Member and the Purchase Money Notes Guarantor are promptly advised, in writing, of any matter of which the Manager, any Servicer or any Subservicer becomes aware relating to the Loans, the Underlying Collateral, the Collection Account, the Escrow Accounts, the Working Capital Reserve Account, the Defeasance Account, or any Borrower or Obligor that materially and adversely affects the interests of Initial Member hereunder or of any secured party under the Reimbursement, Security and Guaranty Agreement. Without limiting the generality of the foregoing, the Manager shall cause to be delivered to Initial Member information indicating any possible Environmental Hazards with respect to any Underlying Collateral. To the extent that the Initial Member requests information which is dependent upon obtaining such information from a Borrower, Obligor or other third party, the Manager shall cause to be made commercially reasonable efforts to obtain such information but it shall not be a breach by the Manager of this Agreement if the Manager fails to cause such information to be provided to Initial Member because a Borrower, Obligor or other Person has failed to provide such information after such efforts have been made.

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(b) Monthly Reports. On or prior to the Distribution Date for each month, commencing on the Distribution Date following the calendar month in which the Closing Date occurs, the Company shall deliver or cause the Manager to deliver to the Paying Agent, the Initial Member and the Purchase Money Notes Guarantor the Monthly Report with respect to the relevant Due Period, which Monthly Report shall include the Distribution Date Report specifying the amounts and recipients of all funds to be distributed by the Paying Agent on such Distribution Date; provided however, that (unless the Company and the Initial Member agree otherwise) the Initial Member will prepare and deliver to the Paying Agent and the Purchase Money Notes Guarantor the Monthly Report (including the Distribution Date Report) on behalf of the Company for all Due Periods ending on or before March 31, 2010. Following receipt by the Paying Agent of the Monthly Report (including the Distribution Date Report) with respect to a given Due Period, the Paying Agent shall prepare and deliver the Custodian and Paying Agent Report with respect to such Due Period in accordance with the terms of the Custodial and Paying Agency Agreement. Each Monthly Report (including the Distribution Date Report) prepared and delivered by the Manager shall be certified by the chief financial officer (or an equivalent officer) of the Manager. Each Monthly Report prepared and delivered by the Manager shall also include a certification of the Manager that all withdrawals by the Manager from the Collection Account during such Due Period were made in accordance with the terms of this Agreement and the Custodial and Paying Agency Agreement.

(c) Annual Compliance Certificates. The Manager shall, and shall cause each Servicer and Subservicer to, deliver to Initial Member and the Purchase Money Notes Guarantor, on or before March 15 of each year, commencing in the year 2011, an officer’s certificate stating, as to the signer thereof, that (i) a review of such party’s (in the case of the Manager, for the avoidance of doubt, in any capacity under this Agreement) activities during the preceding calendar year (or other applicable period as set forth below in this Section 7.4(b)) and of its performance under this Agreement (or, as applicable, the Servicing Agreement or any Subservicing Agreement) has been made under such officer’s supervision, and (ii) to the best of such officer’s knowledge and belief, based on such review, such party (in the case of the Manager, for the avoidance of doubt, in any capacity under this Agreement) has fulfilled all of its obligations under this Agreement (or, as applicable, the Servicing Agreement or Subservicing Agreement) in all material respects throughout such year (or other applicable period as set forth below in this Section 7.4(b)) or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure and the nature and status thereof. The first such officer’s certificate shall, with respect to any Loan, shall cover the period commencing on the Closing Date (and with respect to each Loan, including relevant information with respect thereto for the period commencing on the Servicing Transfer Date for such Loan) and continuing through the end of the 2010 calendar year. In the event a Servicer or any Subservicer was terminated, resigned or otherwise performed in such capacity for only part of a year (or other applicable period, as the case may be, with respect to the period commencing, with respect to any Loan, on the applicable Servicing Transfer Date through the end of the 2010 calendar year), such party shall provide an officer’s certificate pursuant to this Section 7.4(b) with respect to such portion of the year (or other applicable period).

(d) Annual Compliance Report. On or before March 15 of each year, commencing in the year 2011, the Manager shall cause each Servicer and Subservicer to provide

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to each of the Paying Agent, the Initial Member and the Purchase Money Notes Guarantor the annual reports (including the independent accountant report) for the prior Fiscal Year (or other applicable period as set forth below) required under Section 1122 of Regulation AB (regardless of whether any such requirements apply, by their terms, only to companies registered or required to file reports with the Securities and Exchange Commission) with respect to the relevant servicing criteria provisions of Section 1122(d)(1) of Regulation AB that are applicable to the servicing being conducted under this Agreement (and the Servicing Agreement) pursuant to Section 12.3(d) below. The first such reports shall cover the period commencing on the Closing Date (and for each Loan, covering the period from the applicable Servicing Transfer Date) and continuing through the end of the 2010 Fiscal Year.

(e) Audits. Until the later of the date that is ten (10) years after the Closing Date and the date that is three (3) years after the Final Distribution, the Manager shall, and shall cause each Servicer and Subservicer to, (i) provide any representative of Initial Member (including any Governmental Authority), during normal business hours and on reasonable notice, with access to all of the books of account, reports and records relating to the Loans or any Underlying Collateral, the Servicing Obligations, the Collection Account, the Escrow Accounts, the Working Capital Reserve Account, any account created under the Servicing Agreement, the Defeasance Account, disbursements under the Custodial and Paying Agency Agreement, distributions hereunder or any other matters relating to this Agreement or the rights or obligations hereunder or under the Ancillary Documents; (ii) permit such representatives to make copies of and extracts from the same, (iii) allow Initial Member to cause such books to be audited by accountants selected by Initial Member, and (iv) allow Initial Member’s representatives to discuss the Company’s, Manager’s and any Servicer’s and any Subservicer’s affairs, finances and accounts, as they relate to the Loans, the Underlying Collateral, the Servicing Obligations, the Collection Account, the Escrow Accounts, the Working Capital Reserve Account, the Defeasance Account, or any other matters relating to this Agreement, the Ancillary Documents, or the rights or obligations hereunder and thereunder, with its officers, directors, employees, accountants (and by this provision the Company and Manager hereby authorizes such accountants to discuss such affairs, finances and accounts with such representatives), Servicers and Subservicers, and attorneys. Any expense incurred by Initial Member and any reasonable out-of-pocket expense incurred by the Company in connection with the exercise by Initial Member of its rights in this Section 7.4(e) shall be borne by the Initial Member; provided, however, that any expense incident to the exercise by Initial Member of its rights pursuant to this Section 7.4(e) as a result of or during the continuance of an Event of Default shall in all cases be borne by the Private Owner (except to the extent such Event of Default is attributable exclusively to a Manager having been appointed by the Initial Member following removal of the Private Owner in such capacity, or to any applicable Servicer (and its Subservicers) having been engaged by the Initial Member, the Company or the applicable replacement Manager following such removal of the Private Owner as Manager, in each case that is not an Affiliate of the Private Owner).

(f) In addition to the foregoing, the Manager shall provide or cause to be provided to the Initial Member, all reports, information (financial or otherwise), certificates and other documents required to be provided by the Company pursuant to the Reimbursement, Security and Guaranty Agreement, and by the Servicer under the Servicing Agreement.

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(g) The rights afforded to the Members under this Section 7.4 are in addition to, and not in limitation of, the rights of the Members under Section 18-305(a) of the Act. Section 18-305(c) of the Act shall not apply in relation to the Initial Member.

7.5 Designation of Tax Matters Member. The Private Owner is hereby designated as the “Tax Matters Member” under Section 6231(a)(7) of the Code and under other similar Laws of other relevant jurisdictions, to manage, in consultation with the Initial Member, administrative tax proceedings conducted at the Company level by the Internal Revenue Service or other tax authorities with respect to Company matters. Each Member expressly consents to such designation and agrees that, upon the request of the Tax Matters Member, it will execute, acknowledge, deliver, file and record at the appropriate public offices such documents as may be necessary or appropriate to evidence such consent. The Tax Matters Member is specifically directed and authorized to take whatever steps the Tax Matters Member in its sole and absolute discretion deems necessary or desirable to perfect such designation, including, without limitation, filing any forms or documents with the Internal Revenue Service (or other tax authorities) and taking such other action as may from time to time be required under the Code, Treasury Regulations or other Laws. The Tax Matters Member shall keep the other Members fully informed as to any tax audits of the Company, including promptly providing the other Members with copies of any correspondence from any taxing authority and permitting the other Member to participate in any conferences or meetings with any taxing authority and in any subsequent administrative or judicial proceedings. The Tax Matters Member shall have the authority, following consultation with the Initial Member, to make any tax elections on behalf of the Company permitted to be made, including the election pursuant to Section 754, under any section of the Code or the Treasury Regulations promulgated thereunder or under other Laws. In the event the Company may be deemed to be a “small partnership” as described in Section 6231(a)(1)(B), each Member consents to the Company’s electing to be treated as a partnership to which the provisions of Code Section 6221 et. seq. apply (thereby electing to have Code Section 6231(a)(1)(B)(i) not apply). The Initial Member may, at any time following the occurrence and during the continuation of an Event of Default, remove the Private Owner as the Tax Matters Member, appoint itself (or any other willing Member at the time) as the Tax Matters Member, and serve (or cause such other Member to so serve) in such capacity; provided that such removal shall not relieve the Private Owner as Tax Matters Member of any obligations or liabilities under this Agreement or any Ancillary Document arising, relating to, occurring, or required to have been paid or performed by, the Private Owner as Tax Matters Member in its capacity as such.

7.6 Tax Information. Within ninety (90) days after the end of each Fiscal Year, the Tax Matters Member shall send, or cause to be sent to, each Person who was a Member at any time during the Fiscal Year then ended a Schedule K-1 and such Company tax information as the Tax Matters Member reasonably believes shall be necessary for the preparation by such Person of its United States federal, state and local tax returns in accordance with any Law. Such information shall include a statement showing such Person’s share of distributions, income, gain, loss, deductions and expenses and other relevant items of the Company for such Fiscal Year. Promptly upon the request of any Member (or any former Member, for tax years during which such Person was a Member), the Tax Matters Member will furnish to such Member (or former Member):

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(a) United States federal, state and local income tax returns or information returns, if any, filed by the Company; and

(b) at the sole cost and expense of the requesting Member, such other information as such Member may reasonably request for the purpose of applying for refunds of withholding taxes.

7.7 Business Plans. As promptly as possible, but in no event later than July 15, 2010 (and, as applicable, with current information as of June 30, 2010) the Manager shall deliver to the Initial Member written plans (each, a “Business Plan”) detailing the strategy to be used by it in managing and disposing of the assets of the Company in respect of all of the Loans for achieving the Company’s purposes with respect thereto, in conformance with the Servicing Standard, based, to the extent appropriate, on information gathered by the Company with respect to the Loans, which shall include (i) individual Business Plans for each of the ten (10) largest Loans based on their Unpaid Principal Balance as of the Cut-Off Date (as set forth on the Loan Schedule), and (ii) a consolidated Business Plan covering all Loans (a “Consolidated Business Plan”). With respect to the first such Business Plans and Consolidated Business Plan, the Manager shall meet with the Initial Member as reasonably requested by the Initial Member from time to time during the thirty (30) Business Days following the Initial Member’s receipt of the same, to review and discuss such Business Plans and Consolidated Business Plan, including changes thereto suggested by the Initial Member. Within thirty (30) Business Days following expiration of such review period, the Manager will deliver to the Initial member a final version of such Business Plans and Consolidated Business Plan reflecting such changes as the Manager considers to be appropriate in light of its discussions with the Initial Member during such review period. The Manager shall thereafter review and revise each Business Plan and Consolidated Business Plan as the circumstances may require, and in any event provide periodic updates to such Business Plans (and for each such update, the same shall cover the ten (10) largest Loans based on their Unpaid Principal Balance as of the time of such update) and Consolidated Business Plan to the Initial Member, in January (current as of December 31 of the immediately preceding year) and July (current as of June 30 of such year) of each year, commencing in January 2011, with each such periodic update to de delivered as part of the Monthly Reports due at such time pursuant to Section 7.4(b), Upon reasonable notice by the Initial Member, the Company shall make its personnel who are familiar with such Business Plans and Consolidated Business Plans available during normal business hours for the purposes of discussing such Business Plans and Consolidated Business Plans with representatives of the Initial Member and responding to questions therefrom.

(a) Each Business Plan and Consolidated Business Plan will set forth a strategy for the disposition of the Loans addressed thereby which strategy may consist of one or more of the following: (i) the pay-off of Loans at a discount; (ii) modifications of the related note and/or mortgage, including reductions in the mortgage loan interest rate, reductions in the principal balance and rescheduling principal payments; (iii) foreclosure upon the related Underlying Collateral (or acquisition thereof by deed in lieu of foreclosure) and subsequent sale thereof; (iv) assumptions of Loans by new borrowers; (v) repairs to and, if applicable, completion of construction of the related Underlying Collateral, with a view towards selling such Underlying Collateral or the Loan secured thereby; (vi) sale of a Loan, either singly or in pools, before or after restructuring; and (vii) any other method of work-out, rehabilitation and disposition consistent with the Servicing Standard and other general duties of the Company specified in this Agreement.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

(b) Each Business Plan and Consolidated Business Plan will set forth a strategy for the disposition of each related Acquired Property which strategy may consist of one or more of the following: (i) the sale or leasing of the Acquired Property in whole or in parts, or in pools; (ii) making repairs to and, if applicable, completion of construction the Acquired Property or making changes to the Acquired Property so that it may be used for uses other than its current use, with a view toward selling the Acquired Property; (iii) rehabilitation or improvement and, if applicable, completion of construction of the Acquired Property, with a view toward selling the Acquired Property; (iv) continued leasing or sales activity with respect to the Acquired Property available for leasing or sale (in whole or in part) at the time it is transferred to a Ownership Entity; and (v) maintenance, landscaping and general upkeep of the Acquired Property.

(c) Each Business Plan or Consolidated Business Plan shall contain the Company’s estimate of the present value of the net amount that is recoverable with respect to each related Loan and projected Working Capital Expenses with respect thereto, and, in reasonable detail, the manner of calculation of such estimates. The Consolidated Business Plan shall include projected financials including statements of income, assets, and cash flows for the Company. Such cash flow projections shall, for the Consolidated Business Plan and each update thereto, include an Excel model of projected cash flows by month, as of June 30 and December 31 of each year (or, in the case of the initial Consolidated Business Plan, as of the date of preparation and delivery thereof) and covering a period not less than the upcoming 6 months, including projected monthly cash inflows on the Loans and REO, projected Excess Working Capital Advances and/or Discretionary Funding Advances, projected outflows of Servicing Expenses, projected Funding Draws, projected Working Capital Reserve levels, projected net monthly cash available for deposit into the Defeasance Account, and the amount and allocation of any projected distributions to Initial Member and Private Owner.

ARTICLE VIII

Restrictions on Disposition of LLC Interests

8.1 Limitations on Disposition of LLC Interests. Except as otherwise provided in this Article VIII, the Private Owner shall not, directly or indirectly, Dispose of or permit to be Disposed of, all or any part of its LLC Interest or any of its rights or interests under this Agreement, except only that the Private Owner may make a direct, outright transfer of its entire (but not less than its entire) LLC Interest if, and only if, (a) (i) the transferee is a single Person that is a Qualified Transferee, (ii) such transferee delivers to the Initial Member a Purchaser Eligibility Certification and the representations and warranties made by such transferee therein shall be true and correct both before and after giving effect to such transfer of the LLC Interest, and (iii) the Private Owner first obtains the prior written consent of the Initial Member and, until the Purchase Money Notes Defeasance Date, the Purchase Money Notes Guarantor to such transfer, or (b) such Disposition is done by or at the direction of the Initial Member pursuant to Sections 3.13 or 3.14. The Private Owner may not under any circumstances Dispose of less than all of its LLC Interest. Transfers by the Private Owner satisfying the foregoing criteria are hereinafter referred to as “Permitted Dispositions.”

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8.2 Change of Control. The Private Owner will not permit any Change of Control to occur with respect to the Private Owner unless (i) it first obtains the prior written consent of the Initial Member, and (ii) following such Change of Control, the Private Owner would be a Qualified Transferee. Without limitation of the preceding sentence, the Private Owner will provide the Initial Member with immediate notice at the address specified in Section 13.6 of the occurrence of any Change of Control with respect to the Private Owner.

8.3 Additional Provisions Relating to Permitted Dispositions. Except as otherwise expressly provided in this Section 8.3, the following provisions shall apply to each Permitted Disposition under this Article VIII:

(a) In the event the Private Owner proposes to make a Permitted Disposition, the Private Owner shall be required to pay any and all filing and recording fees, fees of counsel and accountants and other out-of-pocket costs and expenses reasonably incurred by the Initial Member and/or the Company in connection with such Permitted Disposition.

(b) The transferee in a Permitted Disposition shall deliver to the Company, with a copy to the Initial Member, an agreement, in form and substance reasonably satisfactory to the Initial Member, by which such transferee shall (i) agree to become a party to and be bound by this Agreement as the “Private Owner,” agree (if the transferor Member, prior to such transfer, also was the Manager) to be appointed as the “Manager”, and without limitation of the generality of the foregoing, agree to be bound by the other terms of Section 8.4 hereof, (ii) assume and agree to perform when due all of the obligations of the Private Owner and the Manager (if the transferor Member, prior to such transfer, also was the Manager) under this Agreement, and (iii) represent and warrant that it complies with the requirements set forth in Article X.

(c) In connection with each Permitted Disposition, the Private Owner and the transferee shall deliver to the Company and the Initial Member such other documents and instruments as the Initial Member reasonably may request and which are required to effect the Permitted Disposition and substitute the transferee as a Member.

8.4 Effect of Permitted Dispositions.

(a) Upon consummation of any Permitted Disposition:

(i) the transferee shall be admitted as a member of the Company and be deemed to be a party to this Agreement as the “Private Owner” and, if the transferor Member, prior to such transfer, also was the Manager, such transferee shall be appointed as the Manager (in the place of the transferor Member);

(ii) the transferred LLC Interest shall continue to be subject to all the provisions of this Agreement, and the transferee Member shall have the same status as the Private Owner had at the time of consummation of such Permitted Disposition and, without limiting the generality of the foregoing, any outstanding breach, misrepresentation, violation or default (with respect to this Agreement or any Ancillary Document) by any direct or indirect predecessor to the transferee as the Member, or by any Affiliate of any such predecessor Member, shall be deemed to constitute an outstanding breach, misrepresentation, violation or default as the case may be, by the transferee Member;

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(iii) subject to Section 8.4(b) and the last sentence of Section 13.8, the transferor Member shall cease to be a member of the Company (and accordingly, except as expressly otherwise provided in Section 8.4(b) or the last sentence of Section 13.8, shall cease to be responsible for the payment or performance of any of the obligations or liabilities under this Agreement of the Private Owner, in any capacity hereunder).

(b) No Permitted Disposition (and no resulting withdrawal or resignation of the transferor Member from the Company) shall:

(i) relieve the transferor Member of any of the obligations or liabilities of the transferor Member, in any capacity, under this Agreement or any Ancillary Document required to have been paid or performed prior to the consummation of such Permitted Disposition (or of any liability it may have arising out of any breach, misrepresentation, violation or default by the transferor Member prior to such consummation);

(ii) result in the termination of, relieve the transferor Member (or any of its Affiliates) of, or otherwise affect, any of the obligations or liabilities of the transferor Member, in any capacity, or its Affiliates under, any Related Party Agreement (such Related Party Agreements to continue in effect in accordance with their respective terms), except to the extent expressly provided in such Related Party Agreement; or

(iii) dissolve the Company.

8.5 Effect of Prohibited Dispositions. Any attempted or purported Disposition of the LLC Interest of the Private Owner (or any portion thereof) not strictly in accordance with the terms of this Agreement shall be void ab initio and of no force or effect whatsoever. The Private Owner shall not be entitled, and hereby specifically waives any right, to receive Company distributions during (i) the period between any attempted or purported Disposition of the LLC Interest of the Private Owner (or any portion thereof) not strictly in accordance with the terms of this Agreement and the express rescission of such attempted or purported Disposition by the Private Owner and (ii) during any period when a Member is in violation of Section 8.2, provided that all such omitted Company distributions shall (subject to Section 8.6) be made to the Private Owner (without interest) forthwith after the end of the relevant suspension period.

8.6 Distributions After Disposition. Distributions with respect to an LLC Interest made on or after the effective date of the Permitted Disposition of such LLC Interest shall be made to the transferee Member with respect to such LLC Interest, regardless of when such distributions accrued on the books of the Company.

8.7 Transfers By Initial Member. Notwithstanding anything to the contrary contained in this Agreement, except as provided by applicable Law, there shall be no restriction on the

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Initial Member’s ability to Dispose of the LLC Interest held by it, directly or indirectly, to any Person and the Private Owner shall have no right to purchase or right-of-first-refusal in connection with any such sale; provided, that, the Initial Member may not assign the consent and voting rights associated with its LLC Interest in the Company to more than one Person (for the avoidance of doubt, except as expressly provided above, the foregoing restriction shall not otherwise limit the Initial Member’s right to Dispose of any interest associated with its LLC Interest in the Company) and provided, further, that in the event the Initial Member determines to sell the LLC Interest held by it through an auction process, the Private Owner shall be entitled to participate in such auction on the same terms that apply generally to other participants in the auction. At the election of the Person then constituting the “Initial Member” under this Agreement, the transferee in any direct Disposition of any portion of the LLC Interest of the Initial Member shall, upon delivery to the Company, with a copy to the Private Owner, of an agreement by which such transferee shall agree to become a party to and be bound by this Agreement as the “Initial Member,” be admitted as a member of the Company and be deemed to be a party to this Agreement as the “Initial Member”, and thereupon, subject to last sentence of Section 13.8, the transferor Member shall cease to be a member of the Company (and accordingly, except as expressly otherwise provided in last sentence of Section 13.8, shall cease to be responsible for the payment or performance of any of the obligations or liabilities under this Agreement of the Initial Member).

8.8 Resignation; Dissolution.

(a) Private Owner may not withdraw or resign from the Company, except (i) in connection with a Permitted Disposition made in accordance with the applicable provisions of this Article VIII or (ii) with the prior written consent of the Initial Member.

(b) The Private Owner covenants that it shall not allow a Dissolution Event to occur with respect to itself.

(c) Section 18-304 of the Act shall not apply to the Company. Nothing in this Section 8.8(c) shall limit the terms of Section 9.1 hereof.

(d) Except as is otherwise expressly provided in this Agreement, no Member shall be entitled to receive any payment pursuant to Section 18-604 of the Act.

8.9 Applicable Law Withdrawal. If, as a result of applicable Law, the ownership of an LLC Interest by a Member becomes illegal or is likely to become illegal or the applicable Law more likely than not requires divestiture of such Member’s LLC Interest, or the applicable Law would require the Company to register as an investment company under the Investment Company Act, then the Manager and the Member shall use their respective commercially reasonable efforts to avoid a violation of any such applicable Law by a Member or the need for the Company to register as an investment company. These steps may include, depending on the provisions of such applicable Law, (i) arranging for the sale of the Member’s LLC Interest to a third party upon terms reasonably satisfactory to the Member in a transaction that complies with Articles VIII and X; (ii) making any appropriate applications to the relevant Governmental Authority, (iii) prohibiting such Member from making further Capital Contributions, and converting its LLC Interest into a special interest with no voting or similar rights but with only

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an economic right (identical to its prior rights as a Member), or (iv) permitting the Member to withdraw from the Company for a “payment” to such Member equal to the value of its LLC Interest at the time of withdrawal, such value to be determined by a third party appraiser mutually agreeable to the Manager and all Members. The aforesaid “payment” shall be made in cash unless the Manager determines that the payment in cash would be economically detrimental to the Company, in which case such payment may be made in kind, subject to the applicable Law. The timing of any such withdrawal must be mutually agreeable to the Member and the Manager taking proper account of the effective date of the applicable Law or registration requirement that is the basis for the withdrawal or other remedy provided herein and the need of the Manager for a reasonable period of time to find a solution to the illegality or requirement for divestiture. Such illegality or registration requirement must be established by (x) an opinion of counsel (which counsel shall be reasonably satisfactory to the Manager and the Initial Member) substantially to the effect that the ownership of the LLC Interest more likely than not will result in such illegality or requirement for registration or divestiture or (y) upon a ruling or order from a Governmental Authority.

ARTICLE IX

Dissolution and Winding-Up of the Company

9.1 Dissolution. A dissolution of the Company shall take place upon the first to occur of the following:

(a) the agreement by all Members to dissolve the Company (it being understood and agreed that neither Member, acting alone, shall have the right unilaterally to dissolve the Company);

(b) the sale of all or substantially all of the Company Property (other than cash and cash equivalent instruments), including as an entirety or substantially as an entirety; or

(c) notice to such effect to the Private Owner from the Initial Member at any time after the occurrence of a Dissolution Event or an Insolvency Event with respect to the Private Owner or any Person that Controls the Private Owner; or

(d) exercise of the Clean-Up Call and liquidation of all remaining Loans and Acquired Property of the Company in accordance with Section 12.17.

9.2 Winding-Up Procedures. If a dissolution of the Company pursuant to Section 9.1 occurs, subject to the Company’s compliance with its obligation under the other agreements to which it is a party, the other terms and conditions of this Agreement or the Ancillary Documents, the Manager shall proceed as promptly as practicable to wind up the affairs of the Company in an orderly and businesslike manner. A final accounting shall be made by Manager. As part of the winding up of the affairs of the Company, the following steps will be taken:

(a) The assets of the Company shall be sold except to the extent that some or all of the assets of the Company are retained by the Company for distribution to the Members as hereinafter provided.

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(b) The Company shall comply with Section 18-804(b) of the Act.

(c) Distributions of the assets of the Company after a dissolution of the Company shall be conducted as follows:

(i) first, to creditors, but excluding Members who are creditors (other than the Initial Member (to the extent it continues to hold the Purchase Money Notes)), to the extent otherwise permitted by Law (and, to the extent permitted, in accordance with the Priority of Payments), in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof);

(ii) second, to Members or former Members who are creditors, to the extent otherwise permitted by Law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof) other than liabilities for which reasonable provision for payment has been made and liabilities for distributions to Members and former Members under Section 18-601 of the Act;

(iii) third, to Members and former Members in satisfaction of liabilities (if any) for distributions under Section 18-601 of the Act; and

(iv) finally, to the Members in the manner set forth in Section 6.6(b).

(d) Upon dissolution, the Manager, may, with the consent of all Members, (i) liquidate all or a portion of the Company assets and apply the proceeds of such liquidation in the manner set forth in Section 9.2(c) and/or (ii) hire independent appraisers to appraise the value of Company assets not sold or otherwise disposed of or determine the Fair Market Value of such assets, and allocate any unrealized gain or loss determined by such appraisal to the Members’ respective Capital Accounts as though the properties in question had been sold on the date of distribution and, after giving effect to any such adjustment, distribute said assets in the manner set forth in Section 9.2(c), provided that the Manager shall in good faith attempt to liquidate sufficient Company assets to satisfy in cash the debts and liabilities described in Section 9.2. If a Member shall, upon the advice of counsel, determine that there is a reasonable likelihood that any distribution in kind of an asset would cause such Member to be in violation of any Law, such Member and the Manager shall each use its best efforts to make alternative arrangements for the sale or transfer into an escrow account of any such distribution on mutually agreeable terms.

9.3 Termination of the Company.

Upon the dissolution of the Company and the completion of the winding up process set forth in Section 9.2, the Manager (or such other Person or Persons as the Act may require or permit) shall cause the cancellation of the Certificate and any filings made as provided in clause (c) of Section 4.3 and shall take (or cause to be taken) such other actions as may be necessary to terminate the Company.

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ARTICLE X

Qualified Transferees

10.1 Qualified Transferees. Each Member, other than the Initial Member (including, for the avoidance of doubt, its Successors and transferees), shall at all times be in compliance with the following (and any proposed transferee of any LLC Interest in compliance with the following shall be deemed a “Qualified Transferee”):

(a) Organization; Good Standing; Licenses. Such Member (i) is a Single Purpose Entity duly organized, validly existing and in good standing under the Laws of the state of its organization, (ii) has qualified or will qualify to do business as a foreign corporation, partnership or other entity and will remain so qualified, and is and will remain in good standing, in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary and in which failure to so qualify would have a material adverse effect upon such Member or its ability to perform its obligations hereunder, (iii) has full power to own its property, to carry on its business as presently conducted, and to enter into and perform its obligations under this Agreement, (iv) has all licenses or other governmental approvals necessary to perform its obligations hereunder; and (v) in the case of the Private Owner, as of the Closing Date, is (x) directly or indirectly, at least 50.1% owned by its Specified Parent, and (y) Controlled by its Specified Parent.

(b) Authorization; No Violation. The execution and delivery by such Member of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action. Neither the execution and delivery of this Agreement, nor the consummation of the transactions herein contemplated, nor compliance with the provisions hereof, will conflict with or result in a breach of, or constitute a default under, (i) any of the provisions of any Law binding on such Member or its properties, (ii) the constituent documents of such Member, or (iii) any of the provisions of any indenture, mortgage, contract or other instrument to which such Member is a party or by which it is bound or result in the creation or imposition of any Lien upon any of its property pursuant to the terms of any such indenture, mortgage, contract or other instrument.

(c) Governmental Approvals. All actions, approvals, consents, waivers, exemptions, variances, franchises, orders, permits, authorizations, rights and licenses required to be taken, given or obtained, as the case may be, by or from any Governmental Authority or agency that are necessary in connection with the execution and delivery by such Member of this Agreement and the consummation of the transactions contemplated hereby and the performance of its obligations hereunder, have been duly taken, given or obtained, as the case may be, are in full force and effect, are not subject to any pending proceedings or appeals (administrative, judicial or otherwise) and either the time within which any appeal therefrom may be taken or review thereof may be obtained has expired or no review thereof may be obtained or appeal therefrom taken.

(d) No Litigation. On the date such Member becomes a party to this Agreement, there is no action, suit, proceeding or investigation pending or threatened against such Member before any Governmental Authority.

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(e) No Violation of Orders, Decrees, etc. Such Member is not in default with respect to any order or decree of any Governmental Authority or any Law.

(f) Third Party Consents. No consents, approvals, waivers or notifications of stockholders, creditors, lessors or other nongovernmental persons are required to be obtained by such Member in connection with the execution and delivery of this Agreement and the consummation of all the transactions herein contemplated and the performance of its obligations hereunder.

(g) Owners Accredited Investors. All of the equity owners of such Member are “accredited investors,” as that term is defined in Rule 501 under the Securities Act.

(h) Knowledge and Experience. Such Member, either by itself or through its advisers and principals, has such knowledge and experience in the origination, servicing, sale and/or purchase of performing and non-performing or distressed loans, including construction loans and loans secured by residential and commercial properties, as well as financial and business matters, as to enable such Member to utilize the information made available to it with respect to the LLC Interest acquired by it and the Loans to evaluate the merits and risks of a purchase of the LLC Interest acquired by it and, indirectly, the Loans, and to make an informed decision with respect thereto.

(i) Economic Risks. Such Member acknowledges, understands and represents that it is able to bear the economic risks associated with the acquisition and ownership of the LLC Interest acquired by it and, indirectly, the Loans, including the risk of a total loss of its investment in the Company and, indirectly, the Loans and/or the risk that it may be required to hold the LLC Interest and, indirectly, the Loans for an indefinite period of time.

(j) No Representations. Such Member hereby acknowledges that, except as is otherwise expressly provided in this Agreement, the Transferred LLC Interest Sale Agreement, or the Contribution Agreement, none of the Initial Member or the FDIC or any Affiliate of either, or any of their respective officers, directors, employees, agents or contractors, makes or has made any representation or warranty regarding the Company, the LLC Interest or the Loans or the value of any Underlying Collateral.

(k) Due Diligence. Such Member acknowledges and agrees that, whether or not information is available with respect to the LLC Interest or the Loans and whether or not it chooses to review any information that is or was made available to it regarding the LLC Interest or the Loans, such Member, by itself or through its advisers or principals, has the ability and shall be responsible for making its own independent investigation and evaluation of the LLC Interest and the Loans and the economic, credit or other risks involved in an acquisition of the LLC Interest and, indirectly, the Loans. Except as is otherwise expressly provided in this Agreement, none of the Initial Member or the FDIC or any Affiliate of either, or any of their respective officers, directors, employees, agents or contractors, makes or has made any representation or warranty as to the completeness or accuracy of any information provided.

(l) No Securities. Such Member acknowledges and agrees that (i) neither the offer nor the sale of the LLC Interest (and, indirectly, the Loans) is intended to constitute an offer

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or sale of a “security” within the meaning of the Securities Act or any applicable federal or state securities Laws, (ii) no inference that any of the LLC Interest or the Loans is a “security” under such federal or state securities Laws shall be drawn from any of the certifications, representations or warranties made by any Person in this Agreement, (iii) it is not contemplated that any filing will be made with the Securities and Exchange Commission or pursuant to the “Blue Sky” or securities Laws of any jurisdiction, and (iv) if any of the LLC Interest or the Loans is a security, such may not be resold or otherwise transferred by such Member except in accordance with any and all applicable securities and Blue Sky Laws.

(m) Resales. Such Member is acquiring the LLC Interest (and, indirectly, the Loans) for its own account and not with a view toward resale in a distribution within the meaning of the Securities Act.

(n) Resales in Compliance with Law. Such Member will not (i) offer, pledge, sell or otherwise dispose of the LLC Interest (or any interest therein) or any Loan (or any interest therein or evidence thereof) to, or (ii) solicit any offer to buy or accept a transfer, pledge or other disposition of the LLC Interest (or any interest therein) or any Loan (or any interest therein or evidence thereof) from, or (iii) otherwise approach or negotiate with respect to the LLC Interest (or any interest therein) or any Loan (or any interest therein or evidence thereof) with, any person or entity in any manner, or take any other action, that would (A) not comply with Article VIII, or (B) render the transfer to such Member of the LLC Interest or any interest in any Loan a violation of any Law relating to the issuance, regulation, registration or disposition of securities, nor will it so act, nor will it authorize any person or entity to so act, in any manner with respect to the LLC Interest (or any interest therein) or any Loan (or interest therein or evidence thereof).

(o) Acquisition in Compliance with Law. Such Member’s acquisition of the LLC Interest and the resulting investment in the Loans will comply with all applicable Laws, including any and all Laws and/or restrictions imposed on resale of the LLC Interest and the Loans by federal and state securities or Blue Sky Laws.

(p) Independent Evaluation. Such Member has made an independent evaluation of the Company and its assets (including the Loans and related Loan files and/or any electronic data made available to it pertaining to the Loans held by the Company). Such Member also has conducted such other investigations as it deems appropriate, including searches of Uniform Commercial Code, title, court, bankruptcy and other public records. Such Member agrees and represents that it is entering into this Agreement solely on the basis of its own investigations and its judgment as to the value of the LLC Interest and the nature, validity, enforceability, collectability and value of the Loans and all other facts material to their ownership, including to the legal matters and risks relating to the collection and enforcement, and the performance of any obligations under any of the Loans in any jurisdiction. Such Member further acknowledges that no officer, director, employee, agent, representative or contractor of the Initial Member or any of its Affiliates has been authorized to make any statements or representations other than those specifically contained in this Agreement or the Contribution Agreement.

(q) Embargoed Person. Such Member certifies, represents and warrants that (i) no consideration that such Member or any of its Affiliates contributes hereunder or under the Ancillary Documents in connection with any transaction regarding any assets will have been

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derived from or related to any activity that is deemed criminal under United States law; (ii) neither it nor any of its Affiliates or Direct Owners is an Embargoed Person; (iii) neither it nor any of its Affiliates or Direct Owners engages in any dealings or transactions, or is otherwise “associated with” (as defined in 31 C.F.R. 594.101, et seq.), any Embargoed Person; and (iv) if and to the extent such Member or any of its Affiliates are required by law to maintain an anti-money laundering compliance program under applicable anti-money laundering laws and regulations, including without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Public Law 107-56)) such compliance programs are currently being maintained. For purposes of the foregoing certifications, representations and warranties, such certifications, representations and warranties shall be based upon a due inquiry and investigation; provided, however, that for purposes of determining whether any of the same with respect to indirect ownership are true, the undersigned shall not be required to make an investigation into the ownership of publicly-traded securities (including securities of open-end investment companies registered under the Investment Company Act of 1940, as amended) or the ownership of assets by a collective investment fund that holds assets for employee benefit plans or retirement arrangements.

(r) ERISA Plan Asset. The assets of such Member (including any successor to or transferee of such Member) are not deemed to be “plan assets” within the meaning of Section 3(42) of the Employee Retirement Income Security Act of 1974 (as amended) (“ERISA”)) and the “plan asset” regulations set forth in 29 C.F.R. Section 2510.3-101 as promulgated under ERISA, modified to the extent applicable by Section 3(42) of ERISA (the “Plan Asset Regulation”).

(s) Purchase Eligibility. Each of such Member and any person that, together with its Affiliates, directly or indirectly holds 25% or more of the equity interests of such Member is and remains capable of truthfully making the representations and warranties in the Purchaser Eligibility Certification.

ARTICLE XI

Manager Liability

11.1 Liability of Manager.

(a) Except as otherwise specifically provided in this Agreement (including in the other subsections of this Section 11.1), the duties (including fiduciary duties) and obligations owed to the Company and Initial Member by the Manager shall be as provided in Section 3.1(b) hereof.

(b) The Manager may rely, and shall be protected in acting or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties.

(c) The Manager may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion of such Persons as to matters

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that the Manager reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

(d) The Manager shall not be liable to the Company or the Members for its good faith reliance on the provisions of this Agreement.

(e) The limitations and exculpation afforded by each provision of this Section 11.1 are cumulative and not exclusive. Nothing in this Section 11.1 is intended, or shall be deemed, to permit conduct that would otherwise constitute misappropriation of a trade secret of the Company under applicable Law or conduct that, even disregarding the terms hereof otherwise would be actionable by the Company or any Member.

ARTICLE XII

Servicing of Loans

12.1 Servicing.

(a) Appointment and Acceptance as Servicer. Effective as of the Closing Date, but subject to Section 3.3 of the Contribution Agreement (with which the Manager agrees to comply), the Manager is hereby appointed (and hereby accepts the appointment) with full authority and responsibility, in its own name, to act as the servicer for the Loans and any Underlying Collateral. Until such time as the Company is dissolved and liquidated pursuant to Article IX, and except as otherwise provided in Section 12.4 and subject to the interim servicing being provided by the Initial Member pursuant to Section 3.3 of the Contribution Agreement, the Manager shall, with respect to each Loan or Group of Loans, from and after the Servicing Transfer Date with respect thereto, be responsible for (and hereby assumes responsibility for) servicing, administering, managing and disposing of the Loans and the Underlying Collateral in accordance with the standards (collectively, the “Servicing Standard”) set forth in Section 12.2 (such obligations referred to collectively herein as the “Servicing Obligations”) and the other provisions of this Article XII, including the provisions of Section 12.3 (which require that servicing be performed through one or more Qualified Servicers). Without in any way limiting the foregoing, but subject to Section 3.3 of the Contribution Agreement, the Manager shall cause the Loans (including, for all purposes under this Article XII, the related Underlying Collateral) to be serviced as follows: (a) such Loan shall, except as provided in the immediately following subsection (b), be serviced by the Servicer(s) appointed in accordance with Section 12.3 below, and (b) following the replacement of Servicer as a result of an Event of Default, the Loans shall be serviced by the Servicer appointed by the Initial Member in accordance with Section 12.4 below. All servicing of Loans following the Closing Date shall be performed in accordance with the terms of the Contribution Agreement and this Article XII.

(b) Servicing and Subservicing Agreement Requirements. Except as is otherwise agreed in writing by Initial Member, each Servicing Agreement (and any Subservicing Agreement with any Subservicer) shall, among other things,

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(i) provide for the servicing of the Loans and management of the Underlying Collateral by the Servicer (or Subservicer) in accordance with the Servicing Standard and the other terms of this Agreement;

(ii) be terminable upon no more than thirty (30) days prior notice if an Event of Default or any default under the Servicing Agreement (or Subservicing Agreement) has occurred;

(iii) provide that the Manager (in its individual capacity) and the Initial Member (and, in the case of any Subservicing Agreement, the Servicer) shall be entitled to exercise termination rights under the relevant Servicing Agreement or Subservicing Agreement (it being understood that the Initial Member shall only exercise such termination rights as contemplated or permitted in this Agreement);

(iv) provide that the Servicer (or any Subservicer) and the Manager (in its individual capacity) acknowledge that the Servicing Agreement (or Subservicing Agreement) constitutes a personal services agreement between the Manager (in its individual capacity) and the Servicer (or between the Servicer and the Subservicer, as applicable);

(v) provide that (A) each of the Company, the Purchase Money Notes Guarantor, and the FDIC are third party beneficiaries thereunder to the extent of any rights expressly granted to such Person under the Servicing Agreement or Subservicing Agreement and is entitled to enforce the Servicing Agreement or Subservicing Agreement, as applicable, with respect to such rights, (B) the Initial Member and, in the case of any Subservicing Agreement, the Manager (in its individual capacity) is a third party beneficiary thereunder; and further provide that in no event shall any amendment or waiver to any such Servicing Agreement or Subservicing Agreement limit or affect any rights of any such third party beneficiary thereunder without the express written consent of such third party beneficiary;

(vi) provide that (A) upon the removal of the Private Owner as the Manager or the occurrence of an Event of Default, the Initial Member (and any successor Manager) may exercise all of the rights of the Manager thereunder and cause the termination or assignment of the same to any other Person, without penalty or payment of any fee, and (B) upon the occurrence of any default under the Servicing Agreement, the Initial Member (and any successor Manager) may exercise all of the rights of (1) the Manager under such Servicing Agreement and cause the termination or assignment of the same to any other Person, without penalty or payment of any fee, and (2) the Servicer under the Subservicing Agreement and cause the termination or assignment of the Subservicing Agreement to any other Person, without penalty or payment of any fee (it being understood that the Initial Member shall only exercise the foregoing rights as contemplated or permitted in this Agreement);

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(vii) provide that the Initial Member, the Manager, the Purchase Money Notes Guarantor and the Company (and each of their respective representatives) shall each have access to and the right to review, copy and audit the books and records of each Servicer and any Subservicers and that all Servicers and all Subservicers shall make available their respective officers, directors, employees, accountants and attorneys to answer Initial Member’s, the Manager’s , the Purchase Money Notes Guarantor’s and the Company’s (and each of their respective representatives’) questions or to discuss any matter relating to the Servicer’s or Subservicer’s affairs, finances and accounts, as they relate to the Loans, the Underlying Collateral, the Collection Account or any other accounts established or maintained pursuant to this Agreement, the Custodial and Paying Agency Agreement, the Servicing Agreement or any Subservicing Agreement, or any matters relating to the Servicing Agreement or any Subservicing Agreement or the rights or obligations thereunder;

(viii) provide that all Loan Proceeds are to be deposited into the Collection Account on a daily basis (without reduction or setoff) within two Business Days of receipt and that under no circumstances are funds, other than Loan Proceeds and interest and earnings thereon and the proceeds of Excess Working Capital Advances and Discretionary Funding Advances, to be commingled in the Collection Account;

(ix) provide that the Servicer or Subservicer shall not sell, transfer or assign its rights under the Servicing Agreement or Subservicing Agreement, as applicable, other than Servicer’s rights to delegate to Subservicers certain responsibilities thereunder as and to the extent permitted by this Agreement, and that any prohibited sale, transfer or assignment shall be void ab initio;

(x) provide that (A) the Servicer or Subservicer consents to the immediate termination of the Servicer or Subservicer, as applicable, upon the occurrence of a termination event under the Servicing or Subservicing Agreement, as applicable, and upon the occurrence of any Insolvency Event with respect to the Servicer or Subservicer or any of their respective Related Parties, as applicable, and (B) the occurrence of any Restricted Servicer Change of Control with respect to the Servicer or of any Insolvency Event with respect to the Servicer or Subservicer or any Related Party thereof constitutes a default under the Servicing or Subservicing Agreement, as applicable; provided, that, in the case of the Servicing Agreement, the occurrence of an Insolvency Event with respect to a Subservicer or Related Party thereof (which is not an Related Party of the Servicer) may, at the election of the Manager, be subject to a cure period of not more than thirty (30) days for replacement of the affected Subservicer (in a manner that will permit the Manager to comply with its obligations hereunder);

(xi) provide that there shall be no right of setoff on the part of the Servicer or Subservicer against the Loan Proceeds (or the Company);

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(xii) provide for such other matters as are necessary or appropriate to ensure that the Servicer or Subservicer is obligated to comply with the Servicing Obligations of the Manager hereunder;

(xiii) provide a full release and discharge of the Initial Member, the Company, the Existing Servicers, the FDIC, in relation to any particular Loan, the relevant Failed Bank and any predecessor-in-interest thereof, any Ownership Entities existing as of the applicable Servicing Transfer Date, and all of their respective officers, directors, employees, agents, attorneys, contractors and representatives, and all of their respective successors, assigns and Affiliates (but excluding, in all cases, the Manager (in its individual capacity)) (any such Person, a “Prior Servicer” and collectively, the “Prior Servicers”), from any and all claims (including any counterclaim or defensive claim), demands, causes of action, judgments or legal proceedings and remedies of whatever kind or nature that the Servicer had, has or might have in the future, whether known or unknown, which are related in any manner whatsoever to the servicing of the Loans by the Prior Servicers prior to the applicable Servicing Transfer Date (other than due to gross negligence, violation of law or willful misconduct of such Prior Servicer);

(xiv) provide that, to the extent required under Section 12.3(g) hereof, all Loans registered on the MERS® System shall remain registered unless default, foreclosure or similar legal or MERS requirements dictate otherwise;

(xv) provide that the Servicer or Subservicer shall immediately notify the Manager and the Initial Member upon becoming aware of any Subservicer or any Affiliate of the Servicer or of any Subservicer at any time, (A) being or becoming a partner or joint venturer with any Borrower or Obligor, (B) being or becoming an agent of any Borrower or Obligor, or allowing any Borrower or Obligor to be an agent of such Servicer or any Subservicer or of any Affiliate of the Servicer or any Subservicer, or (C) having any interest whatsoever in any Borrower or Obligor;

(xvi) provide that the Servicer shall immediately notify the Manager and the Initial Member of the occurrence of any Change of Control with respect to the Servicer; and

(xvii) not conflict with the Servicing Standard or any other terms or provisions of this Agreement, the Custodial and Paying Agency Agreement or any of the other Ancillary Documents insofar as such other terms or provisions hereof or thereof are required to be imposed by the Manager (in its individual capacity) on the Servicer (or Subservicers) in the Servicing Agreement (or Subservicing Agreements). Nothing contained in any Servicing Agreement or any Subservicing Agreement shall alter any obligation of the Manager under this Agreement and, in the event of any inconsistency between the Servicing Agreement (or any Subservicing Agreement) and the terms of this Agreement, among the Parties to this Agreement the terms of this Agreement shall control.

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12.2 Servicing Standard. The Manager shall perform the Servicing Obligations: (i) in the best interests and for the benefit of the Initial Member and the Company, (ii) in accordance with the terms of the Loans (and related Loan Documents), (iii) in accordance with the terms of this Agreement and the other Ancillary Documents, (iv) in accordance with all applicable Law, and (v) to the extent consistent with the foregoing terms, in the same manner in which a prudent servicer would service and administer similar loans and in which a prudent servicer would manage and administer similar properties for its own portfolio or for other Persons, whichever standard is higher, but using no less care and diligence than would be customarily employed by a prudent servicer following customary and usual standards of practice of prudent mortgage lenders, loan servicers and asset managers servicing, managing and administering similar loans and properties on an arms’ length basis, provided that, with respect to each Loan and related Underlying Collateral, in the absence of a customary and usual standard of practice, the Company shall comply with the applicable Fannie Mae Guidelines, if any, with respect to similar loans and properties in similar situations. The Manager shall cause its Servicing Obligations with respect to the Loans and the Underlying Collateral to be performed without regard to (w) any relationship that the Company, the Manager, or any Servicer or Subservicer, or any of their respective Affiliates may have to any Borrower, Obligor or other obligor, or any of their respective Affiliates, including any other banking or lending relationship, (x) the Company’s, the Manager’s, or any Servicer’s or Subservicer’s, obligation to make disbursements and advances with respect to the Loans and Underlying Collateral, (y) any relationship that the Servicer or any Subservicer may have to each other or to the Company, the Manager or any of their respective Affiliates, or any relationship that any of their respective Affiliates may have to the Company, the Manager or any of their respective Affiliates (other than the contractual relationship evidenced by this Agreement or the Servicing Agreement or any Subservicing Agreement), and (z) the Manager’s, or any Servicer’s or Subservicer’s, right to receive compensation (including the Management Fee and any Interim Management Fee) for its services under this Agreement, the Servicing Agreement or any Subservicing Agreement. Without limiting the generality of the foregoing, the Manager’s Servicing Obligations hereunder shall include the following:

(a) discharging in a timely manner each and every obligation which the Loan Documents provide is to be performed by the lender thereunder, on its own behalf and on behalf of the Company and the Initial Member and in the case of REO Property, which the Loan Documents that were applicable to the Underlying Collateral before it became REO Property provided were to be performed by the borrower thereunder in respect of such Underlying Collateral (not including payment of debt service under the applicable Loan Documents), together with such additional obligations as are required of the Company under this Agreement or the Servicing Agreement in respect of such REO Property;

(b) incurring costs (including Servicing Expenses and Pre-Approved Changes) in accordance with the provisions of the Loan Documents, and in the case of REO Property, in accordance with the Loan Documents that were applicable to the REO Property before it became and REO Property (not including payment of debt service under the applicable Loan Documents) and otherwise in accordance with the Reimbursement, Security and Guaranty Agreement;

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(c) causing to be maintained for the Underlying Collateral (including any Acquired Property) with respect to each Loan with respect to which an Ownership Entity or the Borrower has failed to maintain required insurance with extended coverage as is customary in the area in which the Underlying Collateral is located and in such amounts and with such deductibles as the Manager may, in the exercise of its reasonable discretion, determine are prudent and as required under this Agreement and the Reimbursement, Security and Guaranty Agreement;

(d) ensuring compliance with the terms and conditions of each insurer under any hazard policy and preparing and presenting claims under any policy in a timely fashion in accordance with the terms of the policy;

(e) supervising and coordinating the construction, ownership, management, leasing and preservation of the Acquired Property as well as all other matters involved in the administration, preservation and ultimate disposition of the Acquired Property as would be taken by a prudent asset manager managing properties similar to the Acquired Property and as required of the Company under this Agreement, and the Reimbursement, Security and Guaranty Agreement;

(f) administering the making of advances to Borrowers under Loans pursuant to and in accordance with the provisions herein and in the Custodial and Paying Agency Agreement governing the making of Funding Draws;

(g) to the extent consistent with the foregoing, seeking to maximize the timely and complete recovery of principal and interest on the Loans and otherwise to maximize the value of the Loans and the Underlying Collateral;

(h) except as otherwise set forth in this Agreement, making decisions under, and enforcing and performing in accordance with, the Loan Documents all loan administration, inspections, review of financial data and other matters involved in the servicing, administration and management of the Loans and the Underlying Collateral;

(i) ensuring that all filings required to maintain perfection in any Underlying Collateral remain up to date and in force, including Uniform Commercial Code financing statements; and

(j) ensuring that each Borrower (or in the case of REO Property, the applicable Ownership Entity) is diligently performing all applicable construction work using all commercially reasonable efforts in accordance with the requirements of the applicable Loan Documents (in the case of REO Property) and herein; and

(k) providing the Servicers and Subservicers with copies of such Ancillary Documents (or portions thereof) as are necessary for the Servicers or Subservicers to be familiar with in order to perform their respective obligations provided for in this Agreement, the Servicing Agreements or the Subservicing Agreements, as applicable.

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12.3 Servicing of Loans.

(a) Appointment of Servicers. The Manager (in its individual capacity) has entered into one or more Servicing Agreements dated the date hereof to provide for the servicing and administration and management of the Loans and Underlying Collateral by one or more Qualified Servicers named therein (each, together with other Qualified Servicers, a “Servicer”). Each Servicer, at all times during which it acts as Servicer, shall continue to satisfy the definition of Qualified Servicer. Subject, with respect to the Interim Servicing Period, to the provisions of Section 3.3 of the Contribution Agreement, (x) each Loan shall at all times be serviced (and any Underlying Collateral managed) by or through at least one Servicer (including any subservicers engaged by the Servicer (“Subservicers”) as permitted hereunder), it being understood that the relevant servicing functions not delegated to the Servicer by the Manager pursuant to the Servicing Agreement shall be duly performed by the Manager (including through its applicable Affiliates pursuant to Section 3.3 hereof) in accordance with the Servicing Standard and the provisions herein and in the Ancillary Documents, and (y) the performance of all day-to-day Servicing Obligations of the Manager shall be conducted by or through one or more Servicers (including any Subservicers permitted hereunder). Subject to the other terms and conditions of this Agreement, any Servicer may be an Affiliate of the Private Owner or of the Manager. Each Servicer may engage or retain one or more Subservicers, including Affiliates of the Private Owner or of the Manager, to perform certain of its duties under the Servicing Agreement, as it may deem necessary and appropriate, by entering into a subservicing agreement with each such Subservicer (“Subservicing Agreement”), provided that any Subservicer meets (and at all times continues to meet) the requirements set forth in the definition of Qualified Servicer and the terms of the applicable Subservicing Agreement comply with the terms of this Agreement and the applicable Servicing Agreement. The costs and fees of the Servicers (and any Subservicers) shall be borne exclusively by the Manager in its individual capacity without any right of reimbursement from the Company or the Initial Member (it being understood that the Manager will receive the Interim Management Fee and Management Fee in accordance with Section 12.5 hereof). Under no circumstances shall the Manager transfer, or permit to be transferred, to any Servicer or any other Person any ownership interest in the servicing to the Loans or any right to transfer or sell the servicing to the Loans (other than in connection with the sale of any Loan), and no Servicer shall be permitted to assign, pledge or otherwise transfer to any Subservicer or other Person or purport to assign, pledge or otherwise transfer any interest in the servicing to the Loans (other than in connection with the sale of any Loan), and any purported assignment, pledge or other transfer in violation of this provision shall be void ab initio and of no effect.

(b) Manager Liable for Servicer and Subservicers. Notwithstanding anything to the contrary contained herein, the use of any Servicer (or any Subservicer) shall not release the Manager from any of its Servicing Obligations or other obligations under this Agreement, and the Manager shall remain responsible and liable for all acts and omissions of each Servicer (and each Subservicer of each Servicer) as fully as if such acts and omissions were those of the Manager. All actions of each Servicer (or any Subservicer) performed pursuant to the Agreement (or any Subservicing Agreement) shall be performed as an agent of the Manager (or, in the case of Subservicers, the Servicer).

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(c) Copies of Servicing and Subservicing Agreements. Copies of all fully executed Servicing Agreements and Subservicing Agreements, including all supplements and amendments thereto, shall be provided to the Initial Member and the Purchase Money Notes Guarantor.

(d) Regulation AB Requirements. The Manager shall use commercially reasonable efforts to confirm, where applicable, that each Servicer (and any Subservicer) has in place policies and procedures to (i) comply with the relevant servicing criteria provisions of Section 1122(d)(1) of Regulation AB that are applicable and relate to the servicing being conducted under this Agreement, and (ii) provide to the Manager, at the Servicer’s (and any Subservicer’s) expense the annual reports (including the independent accountant report) required pursuant to Section 7.4(d) above; provided that the following Regulation AB criteria shall not be deemed relevant to the servicing being conducted under this Agreement (or the Servicing Agreement): Section 1122(d)(1)(iii) regarding backup servicer requirements; Sections 1122(d)(3)(i-iv) regarding paying agent requirements; and Section 1122(d)(4)(xv) regarding external credit enhancement.

(e) Servicer and Subservicer Fees. No Servicer or Subservicer shall be paid any fees or indemnified out of any Loan Proceeds (or funds in the Collection Account, the Working Capital Reserve Account or any other Company account), it being understood that all fees and related costs of liabilities of the Servicers and Subservicers shall be the sole responsibility of the Manager (without any right of reimbursement from the Company or the Initial Member).

(f) Fidelity Bond; E&O Insurance. The Servicer and each Subservicer shall maintain each of the following types of insurance coverage having such limits as described below:

(i) Errors & Omissions Liability with limits of not less than $10,000,000 per claim and $10,000,000 in the aggregate. The Manager shall be notified immediately upon the reduction of or potential reduction of 50% of the limits. The Manager may require that the Servicer and each Subservicer purchase additional limits to provide back to the required limits as stated above. “Potential reduction of 50%” shall mean any knowledge by the Servicer or Subservicer, as applicable, that a claim or the sum of all claims, current or initiated after effective date of policy which would reduce the limits by 50%.

(ii) Directors & Officers Liability with limits of not less than $10,000,000 each claim and $10,000,000 in the aggregate.

(iii) Crime Insurance or a Fidelity Bond in an amount of not less than $10,000,000 covering employee theft, forgery & alteration, wire/funds transfer, computer fraud, client coverage. Such coverage shall insure all employees or any other persons authorized by Servicer or Subservicer to handle any funds, money, documents and papers relating to any Loan, and shall protect the Servicer or Subservicer, as applicable, against losses arising out of theft, embezzlement, fraud, misplacement, and other similar causes. The Manager and the Company shall each be named as a loss payee with respect to claims arising out of assets handled under this Agreement or any applicable Servicing Agreement or Subservicing Agreement.

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(iv) General Liability with limits of not less than $1,000,000 each occurrence, $2,000,000 in the aggregate, including coverage for products/completed operations, advertising and personal injury. The Manager and the Company shall each be named as additional insured. Policy shall include a Waiver of Subrogation in favor of the Manager and the Company.

(v) Auto Liability with a combined single limit of not less than $1,000,000 to provide coverage for any owned, hired, or non-owned vehicles.

(vi) Workers Compensation in such amount as required by the states in which the Servicer or Subservicer, as applicable, operates, including coverage for Employer’s Liability in an amount not less than, $1,000,000. Policy shall include a Waiver of Subrogation in favor of the Manager and the Company.

(vii) Umbrella Liability in an amount of not less than $10,000,000 each occurrence and in the aggregate.

All such policies shall be written with carriers having a minimum insurer rating of A- VIII from A.M. Best and A from Standard & Poor’s. All such policies shall have a minimum notice of cancellation of thirty (30) days, except for non-payment of premium whereby a ten (10) day notice of cancellation is acceptable. Certificates shall show each of the Manager and the Company as certificate holder, or as otherwise designated by the language in clauses (i)-(vii) above.

The Manager shall provide (or shall cause each Servicer and Subservicer to provide) the Purchase Money Notes Guarantor, and the Initial Member with certificates evidencing all such policies on the Closing Date (and, with respect to each Loan, on or before the applicable Servicing Transfer Date with respect thereto) and each anniversary of the Closing Date thereafter, and otherwise upon request of the Purchase Money Notes Guarantor, or the Initial Member. Copies of fidelity bonds and insurance policies required to be maintained pursuant to this Section 12.3(f) shall be made available to the Purchase Money Notes Guarantor, and the Initial Member or their respective representative on the Closing Date (and, with respect to each Loan, on or before the applicable Servicing Transfer Date with respect thereto), and shall otherwise be made available to any of the Purchase Money Notes Guarantor, and the Initial Member and their respective representative upon request.

(g) MERS Requirements. In the event that any of the Loans are registered on the MERS® System, and unless and until no Loan so remains registered on the MERS® System in accordance herewith, (i) the Manager shall cause each applicable Servicer to be (or become) a member of MERS on or before the initial Servicing Transfer Date, and maintain itself as a MERS member in good standing (including paying all dues and other fees required to maintain its membership and complying with MERS policies and procedures), and (ii) the Servicer shall maintain (or register, as applicable) such Loan on the MERS® System and execute and deliver on behalf of the Company (including, as applicable, on behalf of the Manager, in turn on behalf of

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the Company) any and all instruments of assignment and other comparable instruments with respect to such assignment or re-recording of a mortgage securing a Loan in the name of MERS, solely as nominee for the Company and its successors and assigns. With respect to each Loan that is registered on the MERS® System, (x) the Servicer shall be designated as the “servicer” and the “investor” with respect to such Loan, and, if applicable, the Manager may cause or permit an applicable Subservicer to be designated as the “subservicer” with respect to such Loan (provided, that the Manager may, as determined in accordance with the Servicing Standard and so long as each applicable designee is and remains a MERS member in good standing, (1) designate the Company as the “investor” with respect to any such Loan, and (2) designate the Manager as the “servicer” with respect to any such Loan, in which case the Servicer shall be designated as the “subservicer” with respect thereto), and (y) no other Person shall be identified on the MERS® System as having any interest in such Loan unless otherwise consented to by the Initial Member (or required pursuant to the Electronic Tracking Agreement). All Loans registered on the MERS® System shall remain registered on the MERS® System unless default, foreclosure or similar legal or MERS requirements dictate otherwise; provided, however, that if the Manager determines, in accordance with the Servicing Standard and other applicable provisions herein and in the Ancillary Documents, to remove any or all such Loans so registered with MERS from the MERS® System, the Manager shall have the right to cause such removal so long as, with respect to any such Loan to be so removed, (A) the applicable mortgage (or other Underlying Collateral Document) and rights to Underlying Collateral for such Loan that are so registered in the name of MERS are duly transferred and assigned to the Company (with all applicable recordings or filings with respect thereto being duly made) so as to cause the Company to have the full benefit of its applicable security (or other) interest in all such Underlying Collateral, (B) for any such removal occurring on or before the applicable Servicing Transfer Date, the same is accomplished in accordance with the applicable requirements (and delivery of the applicable notice) in Section 3.1(c) of the Contribution Agreement, and (C) for any such removal prior to the Purchase Money Notes Defeasance Date, the Company shall have duly delivered to the Collateral Agent such documents and otherwise taken such actions (including execution and recordation of applicable assignments in accordance with the Reimbursement, Security and Guaranty Agreement), in each case so as to cause all such Underlying Collateral to be and remain subject to the first priority security interest granted under the Reimbursement, Security and Guaranty Agreement. The Servicer shall provide the Manager and the Initial Member with such reports from the MERS® System as the Manager or the Initial Member, from time to time, may request, including to allow the Manager and the Initial Member to verify the Persons identified on the MERS® System as having any interest in any of the Loans and to confirm that the Loans required to be registered on the MERS® System are so registered. For so long as any Loans remain registered with MERS, the same shall be subject to an Electronic Tracking Agreement in the form of Exhibit B to the Servicing Agreement, and, to the extent any such Loans are so registered with MERS as of the Closing Date, the Servicer, the Manager, the Collateral Agent and the Initial Member shall execute such Electronic Tracking Agreement on the Closing Date and deliver the same to MERS. Without limiting the foregoing, upon the request of the Manager or the Initial Member, the Servicer shall cause MERS to run a query with respect to any and all specified fields on the MERS® System with respect to any or all of the Loans registered on the MERS® System and provide the results to the Manager and the Initial Member and, if requested by the Manager or the Initial Member (and subject to any applicable provisions of the Electronic Tracking Agreement), shall cause MERS to change the information in such fields, to the extent MERS will do so in accordance with its policies and procedures, to reflect its instructions.

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12.4 Removal of Servicer.

(a) Removal of Servicer. Upon the occurrence of an Event of Default, in addition to any other rights it may have pursuant to this Agreement, any Ancillary Document or applicable Law (including the Uniform Commercial Code), whether at law or in equity and whether pursuant to statute or regulation or otherwise, the Initial Member shall have the right to take, at the Initial Member’s option and the Manager’s expense, one or more of the following actions: (i) upon notice in writing to the Manager (effective at such time as is specified in such notice), to act on behalf of the Manager (in its individual capacity) to terminate the existing Servicer (and any Subservicers) and to cause the Manager (in its individual capacity) to enter into a new Servicing Agreement with a servicer (a “successor Servicer”) selected by Initial Member (in its sole and absolute discretion), and (ii) upon notice in writing to the Manager (effective at such time as is specified in such notice), to remove the Private Owner as the Manager and appoint a successor Manager (which successor Manager may be the Initial Member) in the sole discretion of the Initial Member, whereupon (without limitation of Section 13.5), such successor Manager shall immediately succeed to all, or such portion as the Initial Member and successor Manager agree, of the rights and obligations of the Private Owner as the Manager of the Company, and, in such case, the Initial Member shall further have the right (A) to terminate the Servicer (in its sole and absolute discretion), and cause or permit the successor Manager selected by the Initial Member (and/or the Company directly, as determined by the Initial Member in its sole discretion) to enter into a Servicing Agreement with a successor Servicer, such Servicing Agreement to be between the applicable successor Manager (and/or the Company) and the successor Servicer chosen by Initial Member, or (B) to retain the existing Servicer and cause or permit the successor Manager (and/or the Company directly, as determined by the Initial Member in its sole discretion) to enter into a new Servicing Agreement between such successor Manager (and/or the Company) and the Servicer (or to effect an assignment of the existing Servicing Agreement from the existing Manager (in its individual capacity) to such successor Manager (and/or the Company). None of the Initial Member, any successor Manager or the Company shall have any obligation to assume any obligations or liabilities of the removed Manager (in its individual capacity) under or in connection with any Servicing Agreement. Notwithstanding the foregoing, the Initial Member shall not exercise its right to terminate a Servicer that is not an Affiliate of the Manager or of the Private Owner in the absence of (1) an Event of Default attributable in whole or in part to the failure by the Servicer or any of its Subservicers to perform any material obligation under its applicable Servicing Agreement or Subservicing Agreement, (2) an Event of Default as described in clause (b) or clause (g) of the definition thereof with respect to the Servicer or any Related Party thereof or any of its Subservicers or any Related Party thereof, (3) an Event of Default resulting from the failure of the Servicer or any of its Subservicers at any time to meet the criteria of a Qualified Servicer, (4) an Event of Default as described in clause (e) of the definition thereof, to the extent relating to such Servicer or any of its Subservicers, or (5) any other Event of Default that consists of a breach of a servicing obligation under this Agreement. Subject to the foregoing, the Manager hereby consents to the immediate termination of the Servicer upon the occurrence of any Event of Default. For the avoidance of doubt, the rights of the Initial Member in this Section 12.4 are in addition to, and can be exercised independently of the rights of the Initial Member in

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Sections 3.2, 3.13, and 3.14; and in any event all rights and remedies of the Initial Member under this Agreement with respect to or following an Event of Default shall be cumulative, and any or all thereof may be exercised instead of or in addition to each other or any other remedies available to the Initial Member, whether under this Agreement, any Ancillary Document or otherwise.

(b) Appointment of Successor Servicer. If Initial Member exercises its right to act on behalf of the Manager (in its individual capacity) to appoint a successor Servicer, the costs and expenses associated with such successor Servicer (including any servicing fees) shall be borne by the Manager (and not the Company or the Initial Member), and no termination or other fee shall be due to the Manager or the Servicer or any Subservicer in connection with or as a result of any such action; provided, that, if the Initial Member has also exercised its right to remove the Manager (such that such removed Manager no longer has rights to the Management Fee), then, with respect to servicing fees of such successor Servicer (but not costs and expenses in connection with the replacement of the Servicer with such successor Servicer) such removed Manager shall be responsible only for the portion of such fees that, as of any particular Distribution Date, are in excess of the Management Fee payable to the successor Manager on such Distribution Date.

(c) Removal of Manager; Management Fee. If the Initial Member exercises its right pursuant to this Section 12.4 to remove the Private Owner as the Manager and appoint a successor Manager, (i) the successor Manager selected by the Initial Member shall immediately succeed to all, or such portion as the Initial Member and successor Manager agree, of the rights and obligations of the Private Owner as the Manager of the Company, and all references in this Agreement to the Private Owner, in its capacity as Manager of the Company, shall be deemed to be references to the successor Manager so appointed by the Initial Member, (ii) without limitation of Section 13.5, the Initial Member shall have the right to determine, in its sole discretion, the extent, terms and conditions of the appointment of any such successor Manager, including as to compensation (whether from the Initial Member or the Company), indemnification by the Company, term of appointment and removal rights, in each case without the necessity for any consent from the Private Owner or any other Person, and (iii) the successor Manager appointed by the Initial Member shall be entitled to be paid the Management Fee (or, in each case, such portion thereof as the Initial Member and the successor Manager agree) in accordance with the terms of this Agreement and the Custodial and Paying Agency Agreement. The removal of the Private Owner as the Manager shall not relieve the Private Owner of (x) any of the liabilities and/or obligations of the Private Owner as Manager to the extent required under the terms of this Agreement to have been paid and/or performed prior to such removal or (y) any liability the Private Owner may have arising out of any act or omission by the Private Owner as Manager. No successor to the Private Owner as Manager shall have any liability or obligation for any of the matters described in clause (x) or (y) of the preceding sentence, except as may be otherwise specified pursuant to any modification to this Agreement pursuant to Section 13.5. In connection with any such removal of the Manager, the Initial Member and any successor Manager selected by the Initial Member are each hereby authorized and empowered, as attorney-in-fact or otherwise, to execute and deliver, on behalf of and at the expense of the removed Manager (in its individual capacity), any and all documents and other instruments and to do or take any and all acts necessary or appropriate to effect the termination and replacement of such Manager and the Servicer and, in the event the Initial Member decides to retain a new Servicer, to enter into a new Servicing Agreement between the successor Manager (and/or the Company) and the Servicer or to effect an assignment of the existing Servicing Agreement from the removed Manager (in its individual capacity) to the successor Manager (and/or the Company).

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(d) Cooperation To Facilitate Transfer. In the event any of the Manager, a Servicer or a Subservicer is terminated pursuant to the provisions of this Article XII, the Manager (in its individual capacity) shall, and shall cause any Servicer (and any Subservicer) to, provide the Initial Member and any successor Manager or Servicer in a timely manner with all documents, records and data (including electronic documents, records and data) requested by the Initial Member or any successor Manager or Servicer to enable such Person to assume the responsibilities as Manager under this Agreement and any applicable Servicing Agreement, and to cooperate with the Initial Member in effecting the termination of any Servicer (or Subservicer) or the Manager’s rights as “Manager” under this Agreement, including, in each case subject to applicable requirements in the Custodial and Paying Agency Agreement and the Reimbursement, Security and Guaranty Agreement, (x) the transfer within one (1) Business Day to such account as the Initial Member may specify of all cash amounts which, at the time, shall be or should have been credited to the Collection Account or are thereafter received with respect to any Loans or Acquired Property, and (y) the transfer of all lockbox accounts with respect to which payments or other amounts with respect to the Loans are directed or the redirection of all such payments and other amounts to such account as the Initial Member may specify, and (z) the assignment to the Initial Member (or the applicable successor Manager or Servicer as indicated by the Initial Member) of the right to access all such lockbox accounts, the Collection Account, any Defeasance Account, and any other account into which Loan Proceeds or Borrower escrow payments are deposited or held. The Manager (in its individual capacity) shall be liable for all costs and expenses incurred by the Initial Member or the Company (x) associated with the complete transfer of the servicing data, (y) associated with the completion, correction or manipulation of servicing data as may be required to correct errors or insufficiencies in the servicing data to enable the Initial Member and any successor Manager and successor Servicer (and Subservicers) to service the Loans and Acquired Property properly and effectively, and (z) to retain and maintain the services of a successor Manager and/or successor Servicer (and any Subservicers), it being understood that, as to the compensation to be paid to the successor Manager (and servicing fees due and payable to any Servicer or Subservicer engaged by or through such successor Manager), the removed Manager shall be responsible only for the portion of such compensation and fees that, as of any particular Distribution Date, are in excess of the Management Fee payable to the successor Manager on such Distribution Date. Within a reasonable time after receipt of a written request of the Manager (in its individual capacity) for the same, the Initial Member shall provide reasonable documentation evidencing such costs and expenses, but the Initial Member’s right to reimbursement of such costs and expenses (and to exercise offset rights under Section 4.6(h) on account thereof) shall not be subject to or contingent upon the provision of such documentation.

(e) Power of Attorney. The Company hereby irrevocably constitutes and appoints the Initial Member and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact for the purposes of this Agreement and allowing the Initial Member to perfect, preserve the validity, perfection and priority of, and enforce any Lien granted by this Agreement and, after the occurrence and during the continuance of any Event of Default, to exercise its rights, remedies and powers and privileges under this Agreement. This appointment as attorney-in-fact is irrevocable and coupled with an interest until this Agreement is terminated

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and the security interests created hereby are released. Without limiting the generality of the foregoing, but subject at all times to the rights of a secured party under the Reimbursement, Security and Guaranty Agreement, the Initial Member shall be entitled under this Section 12.4(e) to do any of the following if an Event of Default has occurred and is continuing: (i) ask, demand, collect, sue for, recover, receive and give receipt and discharge for amounts due and to become due under and in respect of any or all of the Loans; (ii) file any claims or take any action or proceeding in any court of law or equity that the Initial Member may reasonably deem necessary or advisable for the collection or other enforcement of all or any part of the Loans, defend any suit, action or proceeding brought against the Company with respect to any Loan, and settle, compromise or adjust any such suit, action or proceeding; (iii) execute, in connection with any sale or disposition of the Loans, any endorsements, assignments, bills of sale or other instruments of conveyance or transfer with respect to all or any part of the Loans; (iv) enforce the rights of the Company under any provision of any Servicing Agreement to the extent permitted thereunder and under the terms of this Agreement; (v) pay or discharge taxes and Liens levied or placed on the Loans; (vi) generally, sell, transfer, pledge and make any agreement with respect to or otherwise deal with any of the Loans as fully and completely as though the Initial Member were the absolute owner thereof for all purposes; and (vii) do, at the Initial Member’s option and the Company’s expense, at any time and from time to time, all acts and things that the Initial Member reasonably deems necessary to protect, preserve, or realize upon the Loans and the Initial Member’s security interests in any Secured Assets and to effect the intent of this Agreement, all as fully and effectively as the Company might do. Anything in this Section 12.4(e) to the contrary notwithstanding, the Initial Member agrees that it shall not exercise any right under the power of attorney provided for in this Section 12.4(e) unless an Event of Default shall have occurred and be continuing.

12.5 Interim Management Fee and Interim Servicing Fee; Management Fee. For each Due Period commencing on or after the Closing Date (and as determined separately for each Group of Loans), (a) with respect to any Group of Loans for which the Servicing Transfer Date has not occurred as of the first day of such Due Period, the Company shall pay the Interim Management Fee to the Manager and the Interim Servicing Fee to the Initial Member, and (b) for each Group of Loans for which the Servicing Transfer Date has occurred as of (or occurs on) the first day of such Due Period, the Company shall pay the Management Fee to the Manager. Each such payment of any Interim Servicing Fee, Interim Management Fee and Management Fee shall be made in the manner described in the Custodial and Paying Agency Agreement (and, as applicable, on the Distribution Date with respect to the applicable Due Period). In the event the Manager is removed and replaced by the Initial Member in accordance with Section 12.4 above, the Management Fee and Interim Management Fee shall thereafter be payable to the Initial Member or successor Manager, as determined by the Initial Member pursuant to such Section 12.4.

12.6 Servicing Expenses. Subject to Section 3.3 of the Contribution Agreement (with respect to the Interim Servicing Period), from and after the Closing Date (and, with respect to each Loan, from and after the Servicing Transfer Date with respect thereto), the Manager shall cause the Company to pay, from available Company funds (in the Collection Account, the Working Capital Reserve Account or any other applicable Company account the funds of which may be used for such purpose or otherwise through Excess Working Capital Advances funded by

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the Manager) all amounts due as Servicing Expenses (or, as applicable, Pre-Approved Charges) in a timely manner, and in each case in accordance to applicable requirements set forth in the Custodial and Paying Agency Agreement (and, as applicable, the Contribution Agreement); provided, however, that anything to the contrary herein or in any Ancillary Document notwithstanding, the Manager shall not have an obligation to fund Excess Working Capital Advances for purposes of the payment by the Company of (i) any Pre-Approved Charges, or (ii) any specific Servicing Expense relating to a Loan to the extent that the Manager has reasonably determined in accordance with the Servicing Standard that such Servicing Expense, if so paid, when combined with all unreimbursed previous Servicing Expenses, Funding Draws and Pre- Approved Charges with respect to such Loan (and any remaining amounts owing to the Initial member with respect to its servicing of such Loans during the Interim Servicing Period pursuant to Sections 2.3, 2.4 and 3.1 of the Contribution Agreement), would not ultimately be recoverable from the Loan Proceeds for such Loan. All Servicing Expenses (and Excess Working Capital Advances for the funding of the same) shall be reimbursed in accordance with the Custodial and Paying Agency Agreement.

12.7 Use of Loan Proceeds.

(a) Permitted Payments. Subject to Section 12.7(b), each month the Loan Proceeds shall be utilized and distributed in the manner set forth in the Custodial and Paying Agency Agreement following receipt by the Paying Agent from the Manager of the Distribution Date Report required to be provided under Section 7.4(b).

(b) Costs That Are Not Reimbursable. Notwithstanding anything else to the contrary contained herein or in any Ancillary Document, without the prior written consent of the Initial Member (which may be withheld in the Initial Member’s sole and absolute discretion), in no event may the Manager deduct, from the Loan Proceeds, or otherwise use Loan Proceeds to reimburse itself or any Servicer or Subservicer or pay for, any of the following (all of which shall be borne by the Manager in its individual capacity) (collectively, the “Excluded Expenses”):

(i) any expenses or costs that are not incurred in accordance with the Servicing Standard or, to the extent applicable, the Fannie Mae Guidelines;

(ii) any expenses or costs that are paid to any Affiliate of the Manager or the Company, or any Affiliate of any Servicer or any Subservicer; provided, Excluded Expenses under this clause (ii) do not include amounts payable to the Servicer pursuant to the Servicing Agreement or to any Subservicer pursuant to any Subservicing Agreement that would be deemed Excluded Expenses under this clause (ii) solely as a result of such Servicer or Subservicer being an Affiliate of the Manager or the Company, so long as such amounts would otherwise constitute Servicing Expenses but for application of this clause (ii);

(iii) any fees or other compensation to or expenses of financial advisers, except to the extent the same are incurred as brokerage fees or sales commissions incurred (x) to market or sell the Loans or any Acquired Property in a Bulk Sale, the terms of which Bulk Sale (including the financial adviser’s or broker’s fees) are approved in advance by the Initial Member); and (y) in connection with the marketing or sale of any Acquired Property (including any REO Property) or any portion thereof on an individual basis;

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(iv) any fine, tax or other penalty, late fee, service charge, interest or similar charge, costs to release Liens or any other costs or expenses (including legal fees and expenses) incurred by or on behalf of the Company or any Manager (in its capacity as such or in its individual capacity) as a result of the Company’s or any Manager’s or the Servicer’s or any Subservicer’s failure to service any Loan or Underlying Collateral properly in accordance with the applicable Loan Documents, this Agreement, the Servicing Agreement, any Subservicing Agreement or otherwise, or failure to make a payment in a timely manner, or failure otherwise to act in a timely manner;

(v) any interest on any amounts paid by any Person with respect to any Servicing Expenses or Pre-Approved Charges;

(vi) any overhead or administrative costs (whether or not attributable to the servicing or management of any Loan) incurred by the Company, any Manager or any other Person (including any travel expenses and any expenses incurred by any Manager, the Company or any Servicer or Subservicer to comply with Section 4.3, Section 7.2, Section 7.3, Section 7.4 and Section 7.7), in each case other than Reimbursable Company Administrative Expenses;

(vii) any servicing, management or similar fees paid to the Servicer, any Subservicer or any other Person;

(viii) any expenses incurred by the Company, the Manager or any other Person (x) to become a MERS member or to maintain the Company, the Manager or such other Person as a MERS member in good standing, or (y) to remove any Loan from the MERS® System in connection with any voluntary removal by or at the direction of the Manager (as permitted in Section 12.3(g) hereof), it being understood that any such removal dictated by default, foreclosure or similar legal or MERS requirements shall not be considered a voluntary removal for purposes of this clause; or

(ix) any amounts subject to the indemnity obligations of the Private Owner under Section 4.6 of this Agreement or of the Servicer under Section 8.2 of the Servicing Agreement.

12.8 Collection Account. On the Closing Date, the Manager shall cause the Company to establish and maintain the Collection Account with the Paying Agent in accordance with the Custodial and Paying Agency Agreement. The Collection Account (and all funds therein) shall be subject to the security interest granted under the Reimbursement, Security and Guaranty Agreement and to the Account Control Agreement under the Custodial and Paying Agency Agreement.

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12.9 Distribution Account. On the Closing Date, the Manager shall cause the Company to establish the Distribution Account with the Paying Agent in accordance with the Custodial and Paying Agency Agreement. The Distribution Account (and all funds therein) shall be subject to the security interest granted under the Reimbursement, Security and Guaranty Agreement and to the Account Control Agreement under the Custodial and Paying Agency Agreement.

12.10 Defeasance Account. On the Closing Date, the Manager shall cause the Company to establish the Defeasance Account with the Paying Agent in accordance with the Custodial and Paying Agency Agreement. The Defeasance Account (and all funds therein) shall be subject to the security interest granted under the Reimbursement, Security and Guaranty Agreement.

12.11 Working Capital Reserve Account.

(a) Establishment of Working Capital Reserve Account. On the Closing Date, the Manager shall cause the Company to establish the Working Capital Reserve Account with the Paying Agent for the exclusive purpose of holding a reserve (the “Working Capital Reserve”) to cover Working Capital Expenses to the same extent, and in the same order of priority, as are applicable to Loan Proceeds in accordance with the terms hereof and the Custodial and Paying Agency Agreement (and, as of any date of determination, the amount of the Working Capital Reserve shall be deemed to be the amount of the funds in such Working Capital Reserve Account). The Working Capital Reserve Account (and all funds therein) shall be subject to the security interest granted under the Reimbursement, Security and Guaranty Agreement and to the Account Control Agreement under the Custodial and Paying Agency Agreement.

(b) Funding Working Capital Reserve. On the Closing Date, the Initial Member and the Private Owner shall fund the Working Capital Reserve in an initial principal amount of $24,000,000 as follows: the Initial Member shall deposit cash in the amount of $14,400,000 (an amount equal to 60% of the initial principal amount of the Working Capital Reserve Account) into the Working Capital Reserve Account, and the Manager shall deposit cash in the amount of $9,600,000 (an amount equal to 40% of the initial principal amount of the Working Capital Reserve Account) into the Working Capital Reserve Account. The Company may fund the Working Capital Reserve Account with Loan Proceeds in accordance with the terms of the Custodial and Paying Agency Agreement and must maintain certain deposit amounts to comply with the Working Capital Reserve Replenishment Cap and Working Capital Reserve Ceiling established under the Custodial and Paying Agency Agreement

(c) Use of Working Capital Reserve. The Manager or (in relation to its interim servicing obligations) the Initial Member may direct the Company to withdraw funds from the Working Capital Reserve Account (including, as applicable, through release of such funds into the Collection Account) only to cover Working Capital Expenses in accordance with Section 3.6 of the Custodial and Paying Agency Agreement. The Manager shall not permit withdrawals from the Working Capital Reserve Account for any other purpose; provided, that, to the extent expressly permitted in the Custodial and Paying Agency Agreement, the Manager may cause the release of funds from the Working Capital Reserve Account (including for purposes of distributions to the Members) in accordance with, and subject to, the terms of the Custodial and Paying Agency Agreement. With respect to any Loan, on the Servicing Transfer Date, the Initial

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Member shall be reimbursed from the Working Capital Reserve Account for an amount equal to all Working Capital Expenses (and any advance of the Initial Member that is reimbursable pursuant to the Contribution Agreement) paid by it at any time after the Cut-Off Date and on or before such Servicing Transfer Date (to the extent the same have not been otherwise reimbursed pursuant to the Contribution Agreement or Custodial and Paying Agency Agreement).

(d) Permitted Investments. The Working Capital Reserve shall be invested in Permitted Investments in accordance with the Custodial and Paying Agency Agreement.

12.12 Certain Servicing and Loan Administration Decisions. The Manager shall have full power and authority, acting alone or through any Servicer or Subservicer, to cause to be done any and all things in connection with the servicing and administration of the Loans that the Manager may deem necessary or desirable, and cause to be made all servicing decisions in its reasonable discretion, subject to its obligation to comply with the Servicing Standard and other applicable provisions herein and in the Ancillary Documents. Upon the occurrence of an event of default under any of the Loan Documents, but subject to the other terms and conditions of this Agreement (including the Servicing Standard), the Manager shall cause to be determined the response to such default and course of action with respect to such default, including (i) the selection of attorneys to be used in connection with any action, whether judicial or otherwise, to protect the interests of the Company in the Loan and the Underlying Collateral, (ii) the declaration and recording of a notice of such default and the acceleration of the maturity of the Loan, (iii) the institution of proceedings to foreclose the Loan Documents securing the Loan pursuant to the power of sale contained therein or through a judicial action, (iv) the institution of proceedings against any Obligor, (v) the acceptance of a deed in lieu of foreclosure, (vi) the purchase of the real property Underlying Collateral at a foreclosure sale or trustee’s sale or the purchase of the personal property Underlying Collateral at a Uniform Commercial Code sale, and (vii) the institution or continuation of proceedings to obtain a deficiency judgment against such Borrower or any Obligor. Notwithstanding any provision to the contrary herein, the Manager shall not, and shall not cause any Servicer or Subservicer to, take any action that is inconsistent with or prohibited by the terms of the Reimbursement, Security and Guaranty Agreement or the Custodial and Paying Agency Agreement without the prior written consent of the Initial Member.

12.13 Management and Disposition of Underlying Collateral. Subject to the other terms and conditions of this Agreement (including the Servicing Standard), and the Reimbursement, Security and Guaranty Agreement, the Manager shall have full power and authority, acting alone or through any Servicer and any Subservicer, to cause to be done any and all things in connection with the Manager’s management of any Underlying Collateral or Acquired Property, that the Manager may deem necessary or desirable, and cause to be made all asset management decisions in its reasonable discretion.

12.14 Acquisition of Underlying Collateral.

(a) If title to any Underlying Collateral that constitutes real property is to be acquired by foreclosure, by deed in lieu of foreclosure, by power of sale or by sale pursuant to the Uniform Commercial Code, or otherwise, title to such REO Property shall be taken and held in the name of an Ownership Entity; provided, however, that for any REO Property with respect to

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which there exists any Environmental Hazard, the Ownership Entity that holds such REO Property may hold title only to the relevant REO Property with respect to which the Environmental Hazard exists.

(b) Nothing in this Article XII or anything else in this Agreement shall be deemed to affirmatively require the Manager to cause the Company to acquire all or any portion of any REO Property with respect to which there exists any Environmental Hazard. Prior to acquisition of title to any REO Property (whether by foreclosure, deed in lieu of foreclosure, by power of sale or by sale pursuant to the Uniform Commercial Code, or otherwise), the Manager shall cause to be commissioned with respect to such REO Property either (i) a Transaction Screen Process consistent with ASTM Standard E 1528-06, by an environmental professional or (ii) such other site inspections and assessments by a Person who regularly conducts environmental audits using customary industry standards as would customarily be undertaken or obtained by a prudent lender in order to ascertain whether there are any actual or threatened Environmental Hazards (a “Site Assessment”), and the cost of such Site Assessment shall be deemed to be a Servicing Expense as long as the costs for such Site Assessment were not paid to any Affiliate of the Manager, or any Affiliate of the Servicer or any Subservicer.

(c) The Company shall be the sole member of any Ownership Entity. The purposes of each Ownership Entity shall be to hold the REO Property pending sale, to complete construction of such Underlying Collateral and to operate the Underlying Collateral as efficiently as possible in order to minimize financial loss to the Company, and the Purchase Money Notes Guarantor and to sell the REO Property as promptly as practicable in a way designed to minimize financial loss to the Company, and the Note Guarantor.

12.15 Administration of REO Properties. The following terms and conditions shall be binding on the Company and the Ownership Entities (and on the Manager’s performance of its obligations hereunder) with respect to any REO Properties, in addition to any other terms and conditions concerning the same subject matter set forth in this Agreement and any of the other Ancillary Documents:

(a) Insurance. With respect to each REO Property, the Manager shall cause the applicable Ownership Entity to maintain, with financially sound and reputable insurers, insurance (including, as applicable, public liability insurance, property insurance, flood insurance, boiler and machinery insurance, business interruption or rent insurance and other insurance), in such amounts, with such deductibles, covering such risks and otherwise on such terms and conditions, in each case as are customarily maintained by property owners for other real property and buildings similar to such REO Property in the area in which such REO Property is located, all as determined by the Manager in accordance with the Servicing Standard and the provisions of this Agreement and the Ancillary Documents. All insurance policies shall name the Collateral Agent, the Manager and the Company as an additional insured, loss payee or mortgagee thereunder, as applicable, as its interest may appear. Each policy shall provide that such policy may not be cancelled or materially changed except upon thirty (30) days’ prior written notice to the Company and to the Collateral Agent, and shall further provide that no act or thing done by the applicable Ownership Entity shall invalidate any policy as against the Collateral Agent.

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(b) Leasing Covenants. With respect to each REO Property, the Manager shall cause the applicable Ownership Entity to (i) perform the obligations that such Ownership Entity is required to perform under the leases to which it is a party in all material respects and (ii) enforce, in accordance with commercially reasonable practices for properties similar to the applicable REO Property, the material obligations to be performed by the tenants under such leases.

(c) Zoning. The Manager shall not permit any Ownership Entity to initiate or consent to any zoning reclassification of any portion of the REO Property owned by such Ownership Entity, or use or permit the use of any portion of an REO Property in any manner that could result in such use (taking into account any applicable variance obtained in accordance with the Servicing Standard) becoming a non-conforming use under any zoning ordinance or any other applicable land use law, rule or regulation, without the prior consent of the Initial Member and the Collateral Agent.

(d) No Joint Assessment. The Manager shall not permit any Ownership Entity to suffer, permit or initiate the joint assessment of REO Property (i) with any other real property constituting a tax lot separate from such REO Property, and (ii) with any portion of an REO Property which may be deemed to constitute personal property, or any other procedure whereby the lien of any taxes which may be levied against such personal property shall be assessed or levied or charged to such REO Property.

(e) Maintenance, Repairs and Alterations. From and after the completion of any buildings or other improvements at an REO Property, the Manager shall cause the applicable Ownership Entity to maintain such REO Property in a good and safe condition and repair (subject to such alterations as the Manager may from time to time determine to be appropriate in accordance with the Servicing Standard and applicable requirements herein and in the Ancillary Documents) and in accordance with applicable Law.

(f) Property Management. All property managers with respect to any REO Property shall, in their respective property management agreements or by separate agreement, subordinate their rights under such agreements (including their right to receive management fees) to the rights and interest of the Collateral Agent under the applicable REO Mortgage (as defined in the Reimbursement, Security and Guaranty Agreement).

(g) Ground Leases. With respect to any REO Property that is leased under a ground or other lease (in each case, a “ground lease”), the Manager shall cause the applicable Ownership Entity to (i) pay all rents and other sums required to be paid by the tenant under and pursuant to the provisions of the applicable ground lease as and when such rent or other charge is payable, and (ii) diligently and timely perform and observe all of the terms, covenants and conditions binding on the tenant under the ground lease. The Manager shall not permit the applicable Ownership Entity to subordinate or consent to the subordination of any ground lease to any mortgage, lease or other interest on or in the ground lessor’s interest in the applicable REO Property without the prior consent of the Collateral Agent unless such subordination is required under the provisions of such ground lease.

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(h) Additional Construction Covenants. In the event the Manager elects to fund the construction of the REO Property (pursuant to Funding Draws for such purpose), then the Manager shall cause each Ownership Entity to pursue with diligence the construction of the REO Property owned by such Ownership Entity (i) in accordance with the construction, construction management (if any) and all other material contracts relating to such construction, and all requirements of Law, all restrictions, covenants and easements affecting such REO Property, and all applicable governmental approvals, (ii) in substantial compliance with the plans and specifications therefor as in existence on the Closing Date and as thereafter modified by the Manager in its business judgment exercised in accordance with the Servicing Standard and applicable provisions in this Agreement and the Ancillary Documents, (iii) in a good and workmanlike manner and free of defects, (iv) in a manner such that such REO Property remains free from any Liens, claims or assessments (actual or contingent) for any material, labor or other item furnished in connection therewith and (v) in conformance with the requirements for Funding Draws.

(i) REO Property Generally. Notwithstanding any other provision of this Section 12.15 to the contrary, (i) in operating, managing, leasing or disposing of any REO Property, the Manager shall act in the best interests of the Company, and the members and creditors of the Company (including the FDIC in its various capacities) and in accordance with the Servicing Standard, and (ii) without relieving the Manager of any obligation elsewhere in this Agreement or any Ancillary Document, the Manager shall not be required to act in accordance with a specific provision of this Section 12.15 if such action is (A) not in the best interests of Company and the members and creditors of the Company (including the FDIC in its various capacities), as determined by the Manager in the exercise of its reasonable discretion, or (B) not in accordance with the Servicing Standard.

(j) Reports. The Manager shall furnish to the Initial Member and the Collateral Agent such reports regarding the construction, leasing and sales efforts of or relating to the REO Property as the Initial Member or the Collateral Agent shall reasonably request.

12.16 Releases of Underlying Collateral. Manager is authorized to cause the release or assignment of any Lien granted to or held by the Company on any Underlying Collateral upon payment of any Loan in full and satisfaction in full of all of the secured obligations with respect to a Loan, upon receipt of a discounted payoff as payment in full of a Loan, or upon a sale of the Loan to any Person, in each case as and to the extent permitted hereunder and under the Reimbursement, Security and Guaranty Agreement

12.17 Clean-Up Call Rights.

(a) If, and only if, all amounts owing under the Purchase Money Notes have paid in full, and all reimbursement and other obligations to the FDIC under the Reimbursement, Security and Guaranty Agreement have been satisfied in full, the Initial Member shall have the right, exercisable in its sole and absolute discretion, to require the liquidation and sale, for cash consideration, of any remaining Loans and Acquired Property held by the Company or any Ownership Entity (the “Clean-Up Call”) at any time after the earlier to occur of (i) the seventh (7th) anniversary of the Closing Date and (ii) the date on which the then Unpaid Principal Balance is ten percent (10%) or less of the Unpaid Principal Balance as of the Cut-Off Date as set forth on the Loan Schedule.

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(b) In order to exercise its rights under this Section 12.17, Initial Member shall give notice in writing to the Manager, setting forth the date by which the remaining Loans and Acquired Property are to be liquidated by the Company, which date shall be no less than 150 calendar days after the date of such notice.

(c) The Manager shall proceed expeditiously to cause to be commenced the liquidation of the remaining Loans and Acquired Property by means of sealed bid sales to Persons other than Affiliates of the Company, the Servicer or any Subservicer, or Affiliates of the Servicer or any Subservicer. The selection of any financial adviser or other Person, broker or sales agent retained for the liquidation of the remaining Loans and Acquired Property pursuant to this Section 12.17 shall be subject to the prior approval of Initial Member, such approval not to be unreasonably withheld, delayed or conditioned as long as the fees to be charged by such financial adviser or other Person, broker or sales agent are reasonable and such Person is not an Affiliate of the Manager or any Servicer or Subservicer. In the event the remaining Loans and Acquired Property are not liquidated by the date specified in the notice provided by Initial Member pursuant to Section 12.17(b), Initial Member shall be entitled to liquidate the remaining Loans and Acquired Property in its discretion and Manager shall, and shall cause the Company to, cooperate and assist with such liquidation to the extent reasonably requested by Initial Member. In the event the Manager or any Affiliate thereof desires to bid to acquire the remaining Loans and Acquired Property, then Initial Member shall be entitled to liquidate the remaining Loans and Acquired Property in its discretion. In the event Initial Member undertakes to liquidate the remaining Loans and Acquired Property pursuant to this Section 12.17(c), all costs and expenses incurred by it shall be deducted from the Loan Proceeds and retained by Initial Member and the remaining Loan Proceeds shall be distributed in accordance with Section 9.2.

12.18 Certain Transfer Obligations. Without limitation of other obligations of Manager with respect to the Contribution Agreement, Manager agrees to cause the Company to comply with its obligations under the Contribution Agreement with respect to preparing, furnishing, executing and recording transfer documents with respect to the Loans (including special warranty deeds to convey the real property subject to any contract for deed and any Acquired Property to the Company). Any title curative work with respect to such real property, if required, shall be at the Manager’s sole cost and expense.

ARTICLE XIII

Miscellaneous

13.1 Waiver of Rights of Partition and Dissolution. Each Member (other than the Initial Member) hereby irrevocably waives all rights it may have at any time to maintain any action for division or sale of the Company Property as now or hereafter permitted under any applicable Law. Each Member (other than the Initial Member) hereby waives and renounces its rights to seek a court decree of dissolution or to seek the appointment of a court receiver for the Company as now or hereafter permitted under any applicable Law.

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13.2 Entire Agreement; Other Agreements.

(a) This Agreement, together with the Annexes and Exhibits hereto and the Ancillary Documents (and any other agreements expressly contemplated hereby or thereby), constitutes the entire agreement and understanding, and supersedes all other prior agreements and understandings, both written and oral, between the Members or their respective Affiliates or any of them and the Company with respect to the subject matter hereof; provided, that any Confidentiality Agreement between the FDIC and the Private Owner or any Affiliates of the Private Owner (including by way of joinder) with respect to the transaction that is the subject of this Agreement and the Ancillary Documents shall remain in full force and effect to the extent provided therein, except that the Company’s rights under Article VI of the Contribution Agreement shall not be deemed a repurchase option for purposes of Section 2 of any such Confidentiality Agreement. The Members acknowledge that certain agreements or other instruments are being (or were) executed by the Company, the Members and/or Affiliates of the Members simultaneously or otherwise in connection with the execution of this Agreement and that notwithstanding anything to the contrary contained in the foregoing sentence of this Section 13.2, such agreements shall be effective and binding on the parties thereto in accordance with the terms thereof.

(b) By executing this Agreement, the Manager agrees to be bound by the terms of the Ancillary Documents pursuant to which the Manager is expressly required to take or omit from taking certain actions, as in each case, with the same effect as if the Manager were a party to such Ancillary Document.

13.3 Third Party Beneficiaries. Each of the FDIC and the Purchase Money Notes Guarantor, is hereby constituted an express third party beneficiary of this Agreement with respect to those provisions of this Agreement which expressly grant rights to such Person, and, as such, each is entitled to enforce such provisions of this Agreement as if such Person were a party hereto; provided that, upon occurrence of the Purchase Money Notes Defeasance Date (and subject to any rights of the Purchase Money Notes Guarantor that, by their terms or nature, survive such date), the Purchase Money Notes Guarantor shall cease to have any of the specified rights set forth herein with respect to consents/approvals, exercise remedies following an Event of Default and receipt of reports and other information with respect to the continued operation of the Business, in each case (i) to the extent relating exclusively to the period following such Purchase Money Notes Defeasance Date, and (ii) except as to any rights or remedies relating to (or the exercise or non-exercise of which rights or remedies would affect) the Defeasance Account or the repayment of the Purchase Money Notes in accordance with the terms hereof and of the Ancillary Documents, as determined by the Purchase Money Notes Guarantor in its sole discretion. Each Person ceasing to constitute the “Initial Member” under this Agreement (as a result of a Disposition of its LLC Interest) shall remain a third-party beneficiary of this Agreement with respect to Section 4.6 and, as such is entitled to enforce Section 4.6 as if such Person remained a party hereto. For the avoidance of doubt, in furtherance and without limitation of the preceding sentence, each Person comprising the “Initial Member” pursuant to the last sentence of Section 4.6(a) may enforce the provisions of Section 4.6 with respect to itself and/or any other Indemnified Party(ies) in relation to itself (in its own name and/or in the name of and/or otherwise on behalf of such other Indemnified Party(ies)). Subject to Section 11.1 and

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to the immediately preceding sentence, (i) this Agreement is for the benefit solely of, and shall inure solely to the benefit of, the Members and the Company, and (ii) this Agreement is not enforceable by any Person (including any creditor of the Company or of any Member) other than the Members and the Company.

13.4 Expenses. Except as may otherwise be expressly provided herein or in any Ancillary Document, each Member shall pay its own expenses (including legal, accounting investment banker, broker or finder’s fees) incident to the negotiation and execution of this Agreement and the Ancillary Documents, the consummation of the transactions contemplated by Section 2.3 hereof and the performance of its obligations hereunder.

13.5 Waivers and Amendments.

(a) This Agreement may be amended or modified, and the terms hereof may be waived, only by a written instrument signed by all Members, provided, that, following an Event of Default, from time to time this Agreement may be amended or modified and/or the terms hereof may be waived, in each case, by a written instrument signed only by the Initial Member as long as such amendment, modification or waiver would not (i) adversely affect the Private Owner’s or the Company’s limited liability status; (ii) adversely affect the Private Owner’s share of the Company’s distributions, income, gains or losses; (iii) impose on the Private Owner any additional obligations or (iv) amend Section 3.13 or this Section13.5; provided further, that in no event shall any amendment, modification or waiver limit or otherwise adversely affect the rights expressly granted in this Agreement to (x) any Person comprising the “Initial Member” pursuant to the last sentence of Section 4.6(a) (and/or any other Indemnified Party(ies) in relation to such Person) without the express written consent of such Person so comprising the “Initial Member” or (y) a third party beneficiary of this Agreement (to the extent such third party beneficiary is, and remains, a third party beneficiary pursuant to Section 13.3 above) without the express written consent of such third party beneficiary. Except where a specific period for action or inaction is provided herein, no failure on the part of a Member to exercise, and no delay on the part of a Member in exercising, any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any waiver on the part of such Member of any such right, power or privilege, or any single or partial exercise of any such right, power or privilege, preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(b) Notwithstanding anything to contrary contained elsewhere in this Agreement (including without limitation the foregoing Section 13.5(a)) or in any Ancillary Document, but subject to the restrictions in Section 8.4 of the Contribution Agreement and Section 2.8 of the Custodial and Paying Agency Agreement, as applicable), in order to facilitate any restructuring or sale of the Purchase Money Notes (or any reissuance, restructuring or sale of any such Purchase Money Notes to be issued pursuant to Section 2.8 of the Custodial and Paying Agency Agreement), the FDIC, without the consent of the Private Owner or the Company, may at any time that the FDIC is the holder of 100 percent of any Purchase Money Note or beneficial interest therein cause the Company to replace or reissue such Purchase Money Note (or any promissory note reissued in respect thereof) and make related changes, modifications or amendments to this Agreement and the Ancillary Documents, in each case subject to the applicable limitations set forth in Section 8.4 of the Contribution Agreement and Section 2.8 of

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the Custodial and Paying Agency Agreement, as the case may be; provided, however, no such change, amendment or modification shall adversely affect in any material respect (i) the amount or timing of any payments or distributions to the Private Owner or any permitted successor or assign pursuant to the Priority of Payments (or its share of the Company’s distributions, income, gains or losses in accordance herewith), or (ii) any other rights or obligations of, or the need for any advances, contributions or payments from, the Private Owner or its Affiliates or any permitted successor or assign pursuant to this Agreement or any Ancillary Document or otherwise. Prior to effecting any such changes, amendments or modifications, the FDIC shall notify each of the Private Owner and the Company of any such contemplated changes, amendments or modifications, and each of the Private Owner and the Company agrees that it will cooperate in good faith with the FDIC in effecting all such changes, amendments or modifications.

(c) Notwithstanding anything to contrary contained elsewhere in this Agreement (including without limitation the foregoing Section 13.5(a)) or in any Ancillary Document), this Agreement may be amended or modified by a written instrument signed only by the Initial Member to the extent determined by the Initial Member in good faith to be necessary or desirable in order to facilitate any Disposition by the Initial Member of only a portion of its Interest, or a Disposition by the Initial Member of its entire Interest to more than one Person, including to provide for more than two Persons being members of the Company, provided that no such amendment or modification shall (i) adversely affect the Private Owner’s or the Company’s limited liability status; (ii) adversely affect the Private Owner’s share of the Company’s distributions, income, gains or losses; (iii) impose on the Private Owner any additional obligations or (iv) amend Section 3.13 (other than to the extent that such amendment or modification amends or modifies which member or members of the Company shall constitute the “Initial Member” hereunder) or this Section 13.5.

13.6 Notices. All notices, requests, demands and other communications required or permitted to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be given by certified or registered mail, postage prepaid, by delivery by hand or by nationally recognized courier service, or by electronic mail (followed up by a hard copy delivered through an alternate manner permitted under this Section 13.6), in each case mailed or delivered to the applicable address or electronic mail address specified in, or in the manner provided in, this Section 13.6. All such notices, requests, demands and other communications shall be deemed to be given or made upon the earlier to occur of (i) actual receipt (or refusal thereof) by the relevant party hereto and (ii) (A) if delivered by hand or by nationally recognized courier service, when signed for (or refused) by or on behalf of the relevant party hereto, and (B) if delivered by electronic mail (which form of delivery is subject to the provisions of this paragraph), when delivered and capable of being accessed from the recipient’s office computer, provided that any notice, request, demand or other communication that is received other than during regular business hours of the recipient shall be deemed to have been given at the opening of business on the next business day of the recipient. In no event shall a voice mail message be effective as a notice, communication or confirmation hereunder. From time to time, any party may designate a new address for purposes of notice to it hereunder by notice to such effect to the other parties hereto in the manner set forth in this Section 13.6.

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If to the Company, to:

Multibank 2009-1 RES-ADC Venture, LLC

700 NW 107th Avenue

Suite 400

Miami, FL 33172

Attention: Thekla Blaser Salzman

Email Address: thekla.salzman@rialtocapital.com

with a copy to:

Bilzin Sumberg Baena Price & Axelrod, LLP

200 South Biscayne Blvd

Suite 2500

Miami, FL 33131

Attention: Alan Axelrod

Email Address: aaxelrod@bilzin.com

If to the Initial Member, to:

Manager, Capital Markets & Resolutions

c/o Federal Deposit Insurance Corporation

550 17th Street, NW (Room F-7014)

Washington, D.C. 20429-0002

Attention: Ralph Malami

Email Address: RMalami@FDIC.gov.

with a copy to:

Senior Counsel

FDIC Legal Division

Litigation and Resolutions Branch, Receivership Section

Special Issues Unit

3501 Fairfax Drive (Room E-7056)

Arlington, VA 22226

Attention: David Gearin

Email Address: DGearin@FDIC.gov.

If to the Private Owner (including in its role as Manager and/or Tax Matter Member), to:

RL RES 2009-1 Investments, LLC

700 NW 107th Avenue

Suite 400

Miami, FL 33172

Attention: Thekla Blaser Salzman

Email Address: thekla.salzman@rialtocapital.com

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with a copy to:

Bilzin Sumberg Baena Price & Axelrod, LLP

200 South Biscayne Blvd

Suite 2500

Miami, FL 33131

Attention: Alan Axelrod

Email Address: aaxelrod@bilzin.com

13.7 Counterparts; Facsimile Signatures.

(a) This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which shall together constitute one and the same instrument. It shall not be necessary for any counterpart to bear the signature of all parties hereto.

(b) This Agreement and any amendments hereto, to the extent signed and delivered by facsimile or other electronic means, shall be treated in all manner and respects as an original agreement and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No signatory to this Agreement shall raise the use of a facsimile machine or other electronic means to deliver a signature or the fact that any signature or agreement was transmitted or communicated through the use of a facsimile machine or other electronic means as a defense to the formation or enforceability of a contract and each such Person forever waives any such defense.

13.8 Successors and Assigns. Except as otherwise specifically provided in this Agreement (including in Article VIII), this Agreement shall be binding upon and inure to the benefit of the Members and the Company and their respective Successors and assigns. Without limitation of Section 8.4, this Agreement, as in effect on the date that any particular Person shall cease to be Member, shall continue to bind such Person in relation to the period during which it was Member.

13.9 Compliance With Law; Severability.

(a) Compliance With Law. Except as otherwise specifically provided herein, each party to this Agreement shall obey and comply with all applicable Laws, as they may pertain to such party’s performance of its obligations hereunder.

(b) Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall be ineffective, but such ineffectiveness shall be limited as follows: (i) if such provision is prohibited or unenforceable in such jurisdiction only as to a particular Person or Persons and/or under any particular circumstance or circumstances, such provision shall be ineffective, but only in such jurisdiction and only with respect to such particular Person or Persons and/or under such particular circumstance or circumstances, as the case may be; (ii) without limitation of clause (i), such provision shall in any event be ineffective only as to such jurisdiction and only to the extent of such prohibition or unenforceability, and such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction; and (iii) without limitation of clauses (i) or (ii), such ineffectiveness shall

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not invalidate any of the remaining provisions of this Agreement. Without limitation of the preceding sentence, it is the intent of the parties to this Agreement that in the event that in any court proceeding, such court determines that any provision of this Agreement is prohibited or unenforceable in any jurisdiction (because of the duration or scope (geographic or otherwise) of such provision, or for any other reason) such court shall have the power to, and shall, (x) modify such provision (including without limitation, to the extent applicable, by limiting the duration or scope of such provision and/or the Persons against whom, and/or the circumstances under which, such provision shall be effective in such jurisdiction) for purposes of such proceeding to the minimum extent necessary so that such provision, as so modified, may then be enforced in such proceeding and (y) enforce such provision, as so modified pursuant to clause (x), in such proceeding. Nothing in this Section 13.9(b) is intended to, or shall, limit (1) the ability of any party to this Agreement to appeal any court ruling or the effect of any favorable ruling on appeal or (2) the intended effect of Section 13.11.

13.10 Power of Attorney.

(a) The Private Owner does hereby constitute and appoint the Manager as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, deliver or file any certificate, document or other instrument that the Private Owner is required to execute and deliver pursuant to clause (a), (b), (c) or (d) of Section 4.3 hereof. The foregoing notwithstanding, the Manager shall not have any right, power or authority to amend or modify this Agreement. The power of attorney granted hereby is coupled with an interest and shall (i) survive and not be affected by the subsequent death, incapacity, disability, dissolution, termination or bankruptcy of the Private Owner granting the same or the transfer of all or any portion of the Private Owner’s LLC Interest and (ii) extend to the Private Owner’s Successors, assigns and legal representatives.

(b) The Company hereby grants to the Manager a limited power of attorney to execute all documents on its behalf in accordance with the Servicing Standard set forth above and as may be necessary to effectuate the Manager’s obligations under Article XII until such time as the Company revokes said limited power of attorney. Revocation of the limited power of attorney shall take effect upon (i) the receipt by the Manager of written notice thereof from the Initial Member, or (ii) removal of the Manager in accordance with the terms of this Agreement; provided, however, in the event of such removal, the power of attorney granted hereunder shall thereafter automatically be vested in the successor or replacement Manager appointed in accordance with this Agreement.

13.11 Governing Law. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. In the event of a direct conflict between the provisions of this Agreement and any mandatory, non-waivable provision of the Act, such provision of the Act shall control to the extent necessary to eliminate such direct conflict. Nothing in this Agreement shall require any unlawful action or inaction by any Person.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

13.12 Jurisdiction; Venue and Service.

(a) Each of the Private Owner (for the avoidance of doubt, in any capacity, including as a Member and/or as the Manager) and the Company, in each case on behalf of itself and its Affiliates, hereby irrevocably and unconditionally:

(i) consents to the jurisdiction of the United States District Court for the Southern District of New York and to the jurisdiction of the United States District Court for the District of Columbia for any suit, action or proceeding against it (in the case of the Private Owner and for the avoidance of doubt, in any capacity, including as a Member and/or as the Manager) or any of its Affiliates commenced by the Initial Member arising out of, relating to, or in connection with this Agreement or any Ancillary Document, and waives any right to:

(A) remove or transfer such suit, action or proceeding to any other court or dispute-resolution forum (other than the Court in which the Initial Member files the action, suit or proceeding) without the consent of the Initial Member;

(B) assert that venue is improper in either the United States District Court for the Southern District of New York or the United States District Court for the District of Columbia; or

(C) assert that the United States District Court for the Southern District of New York or the United States District Court for the District of Columbia is an inconvenient forum.

(ii) consents to the jurisdiction of the Chancery Court of the State of Delaware for any suit, action or proceeding against it (in the case of the Private Owner and for the avoidance of doubt, in any capacity, including as a Member and/or as the Manager) or any of its Affiliates commenced by the Initial Member arising out of, relating to, or in connection with this Agreement or any Ancillary Document, and waives any right to:

(A) remove or transfer such suit, action or proceeding to any other court or dispute-resolution forum without the consent of the Initial Member);

(B) assert that venue is improper in the Chancery Court of the State of Delaware; or

(C) assert that the Chancery Court of the State of Delaware is an inconvenient forum.

(iii) agrees to bring any suit, action or proceeding by it (in the case of the Private Owner and for the avoidance of doubt, in any capacity, including as a Member and/or as the Manager) or any of its Affiliates against the Initial Member

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

arising out of, relating to, or in connection with this Agreement or any Ancillary Document in only the United States District Court for the Southern District of New York or the United States District Court for the District of Columbia, and waives any right to remove or transfer such suit, action or proceeding to any other court or dispute-resolution forum without the consent of the Initial Member, and agrees to consent thereafter to transfer of the suit, action or proceeding to either the United States District Court for the Southern District of New York or the United States District Court for the District of Columbia at the option of the Initial Member; and

(iv) agrees, if the United States District Court for the Southern District of New York and the United States District Court for the District of Columbia both lack jurisdiction to hear a suit, action or proceeding falling within Section 13.12(a)(iii), to bring that suit, action or proceeding in only the Chancery Court of the State of Delaware, and waives any right to remove or transfer such suit, action or proceeding to any other court or dispute-resolution forum without the consent of the Initial Member.

(b) Each of the Private Owner (in any capacity, including as a Member and/or as the Manager) and the Company, in each case on behalf of itself and its Affiliates, hereby irrevocably and unconditionally agrees that any final judgment entered against it in any suit, action or proceeding falling within Section 13.12(a) may be enforced in any court of competent jurisdiction;

(c) Subject to the provisions of Section 13.12(d), each of the Private Owner (in any capacity, including as a Member and/or as the Manager) and the Company, in each case on behalf of itself and its Affiliates, and the Initial Member, hereby irrevocably and unconditionally agrees that service of all writs, process and summonses in any suit, action or proceeding pursuant to Section 13.12(a) or Section 13.12(b) may be effected by the mailing of copies thereof by registered or certified mail, postage prepaid, to it at its address for notices pursuant to Section 13.6 (with copies to such other Persons as specified therein); provided, however, that nothing contained in this Section 13.12(c) shall affect the right of any party to serve process in any other manner permitted by Law;

(d) Nothing in this Section 13.12 shall constitute consent to jurisdiction in any court by the FDIC (in any capacity, including as the Initial Member), other than as expressly provided in Section 13.12(a)(iii) and Section 13.12(a)(iv), or in any way limit the FDIC’s (in any capacity, including as the Initial Member) right to remove, transfer, seek to dismiss, or otherwise respond to any suit, action, or proceeding against it (in any capacity, including as the Initial Member) in any forum.

13.13 Waiver of Jury Trial. EACH OF THE PRIVATE OWNER AND THE COMPANY, FOR ITSELF AND ITS AFFILIATES, AND THE INITIAL MEMBER, HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY OF ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ANCILLARY DOCUMENTS AND AGREES THAT ANY SUCH DISPUTE SHALL BE TRIED BEFORE A JUDGE SITTING WITHOUT A JURY.

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Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers or agents thereunto duly authorized on the date first above written.

FEDERAL DEPOSIT INSURANCE CORPORATION, IN ITS SEPARATE CAPACITIES AS RECEIVER WITH

RESPECT TO THE SEPARATE RECEIVERSHIPS FOR EACH OF THE VARIOUS FAILED FINANCIAL INSTITUTIONS LISTED ON SCHEDULE I HERETO

By:	/s/ Ronald Sommers
	Name:	Ronald Sommers
	Title:	Attorney-in-Fact

MULTIBANK 2009-1 RES-ADC VENTURE, LLC

By:	Federal Deposit Insurance Corporation, in its separate capacities as receiver with respect to the separate receiverships for each of the various failed financial institutions listed on Sc. [illegible]

By:
Name: Ronald Sommers
Title: Attorney-in-Fact

RL RES 2009-1 INVESTMENTS, LLC

By:
	Name:	Jeffrey P. Krasnoff
	Title:	Chief Executive Officer

[Signature Page to Limited Liability Company Operating Agreement]

Multibank Structured Transaction 2009-1 RES-ADC

60866254

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers or agents thereunto duly authorized on the date first above written.

FEDERAL DEPOSIT INSURANCE CORPORATION, IN ITS SEPARATE CAPACITIES AS RECEIVER WITH RESPECT TO THE SEPARATE RECEIVERSHIPS FOR EACH OF THE VARIOUS FAILED FINANCIAL INSTITUTIONS LISTED ON SCHEDULE I HERETO

By:
	Name:	Ronald Sommers
	Title:	Attorney-in-Fact

MULTIBANK 2009-1 RES-ADC VENTURE, LLC

By:	Federal Deposit lrtsurance Corporation, in its separate capacities as receiver with respect to the separate receiverships for each of the various failed financial institutions listed on Schedule I hereto

By:
Name: Ronald Sommers
Title: Attorney-in-Fact

RL RES 2009-1INVESTMENTS, LLC

By:	/s/ Jeffrey P. Krasnoff
	Name:	Jeffrey P. Krasnoff
	Title:	Chief Executive Officer

[Signature Page to Limited Liability Company Operating Agreement)

Multibank Structured Transaction 2009-1 RES-ADC

60866254

Annex I

Member Schedule

Member	Percentage Interests	Capital Contributions to Working Capital Reserve Account	Other Capital Contributions[1]
Initial Member	60%	$14,400,000.00	$257,300,077.50
Private Owner	40%	$9,600,000.00	$171,533,385.00

1.	The amounts listed in this column do not include capital contributions made to the Working Capital Reserve Account.

I-1

Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

EXHIBIT A

FORM OF

CERTIFICATE OF FORMATION

OF

MULTIBANK 2009-1 RES-ADC VENTURE, LLC

Pursuant to and in accordance with the provisions of Section 18-201 of the Delaware Limited Liability Company Act, the undersigned hereby certifies that:

FIRST, the name of the limited liability company is Multibank 2009-1 RES-ADC Venture, LLC (the “Company”).

SECOND, the address of the registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of the Company on this 3rd day of February, 2010.

By:
	Name:	Ronald Sommers
	Title:	Authorized Person

A-1

Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

EXHIBIT B

INFORMATION; FORM OF MONTHLY REPORT

[ See Attached]

B-1

Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

EXHIBIT B - FORM OF MONTHLY REPORT

DISTRIBUTION DATE REPORT

TOTAL
COLLECTIONS
(+)	Principal collections	—
(+)	Interest collections	—
(+)	Loan sale proceeds, including short sales	—
(+)	Mortgage insurance claim proceeds	—
(+)	REO liquidation proceeds	—
(+)	Servicing Expenses Recovered	—
(+)	Other Loan Proceeds (including late fees and penalties)	—
(+)	Any indemnity payments made under Section 13.1(c) of Custodial and Paying Agency Agreement (“Custodial Agreement”)	—
(+)	Interest and earnings from Collection Account	—

	GROSS COLLECTIONS	—

Other deposits to Collection Account
(+)	Transferred from Working Capital Reserve Account	—
(+)	Excess Working Capital Advances made by Manager	—
(+)	Discretionary Funding Advances made by Manager	—

—

	GROSS FUNDS AVAILABLE	—

Less authorized disbursements from Collection Account
(-)	Repayment of Discretionary Funding Advances made by Manager	—	(1)
(-)	Servicing Expenses paid	—
(-)	Pre-Approved Charges	—
(-)	Funding Draws	—

—

	TOTAL FUNDS AVAILABLE - TO DISTRIBUTION ACCOUNT	—

5.1(b)	Distributions pursuant to Priority of Payments in the Custodial Agreement
(i)	Custodian and Paying Agent Fees and Expenses (and any indemnity payments under Section 13.1(a) of Custodial Agreement)	—
(ii)(A)(1)	Interim Servicing Fee to Initial Member, net of servicing fees paid	—	(2)
(ii)(A)(2)	Interim Management Fee to Manager	—	(2)
(ii)(B)	Management Fee to Manager	—	(3)
(iii)	Repayment of Excess Working Capital Advances to Manager	—
(iv)	Replenishment of Working Capital Reserve	—
(v)	Deposit to Defeasance Account (until Purchase Money Notes Defeasance Date)	—
(vi)	Reimbursements due under Reimbursement, Security and Guaranty
	Agreement for prior payments under Purchase Money Note Guaranty	—
	TOTAL DISTRIBUTIONS DUE	—

(vii)	NET DISTRIBUTABLE CASH TO MEMBERS	$—

DISTRIBUTION TO MEMBERS
	Distribution to Initial Member (at proportionate LLC interest)	$—
	Distribution to Private Owner (at proportionate LLC interest)	—

	TOTAL DISTRIBUTIONS TO MEMBERS	$—

Calculation of amounts payable for items in Section 5.1 (b)(1) through (vii) -
Custodial and Paying Agency Agreement

INTERIM SERVICING FEE CALCULATION
UPB, beginning of Due Period (with respect to any Group of Loans for which Servicing Transfer Date has not occurred as of first date in Due Period)
Times interim servicing fee rate	0.25%
Times number of days in Due Period/360	—

Interim Servicing Fee due to Initial Member+B105	$—

INTERIM MANAGEMENT FEE CALCULATION
UPB, beginning of Due Period (with respect to any Group of Loans for which Servicing Transfer Date has not occurred as of first day in Due Period)	$—
Times Management Fee rate	0.25%
Times number of days in Due Period/360	—

Interim Management Fee due to Manager	$—

MANAGEMENT FEE CALCULATION
UPB, beginning of Due Period (with respect to any Group of Loans for which Servicing Transfer Date has occurred as of first day in Due Period)	$—
Times Management Fee rate	0.50%
Times number of days in Due Period/360	—

Management Fee due to Manager	$—

WORKING CAPITAL RESERVE REPLENISHMENT RESTRICTIONS
Minimum Replenishment Amount
Working Capital Reserve balance	$—
Working Capital Reserve Floor	—

Mandatory Replenishment of Working Capital Reserve (if negative)	$—

Maximum Replenishment Amount
Working Capital Reserve Replenishment Cap	$—
Working Capital Reserve balance	—

Maximum Discretionary Replenishment of Working Capital Reserve (if positive)	$—

(1)	Repayment only to the extent of Loan Proceeds from the Loan with respect to which the Advance was made.
(2)	Applicable only to the Interim Servicing Period with respect to a Group of Loans.
(3)	Applicable to Due Periods following the Interim Servicing Period with respect to a Group of Loans.

Loan & REO Monthly Rollforward Report

October-09

For the Period from 10/1/09 - 10/31/09
LOANS		# ASSETS	AMOUNT
Unpaid principal balance, 10/1/09		—	$—
(-)	Payments received (regular and curtailments)		—
(-)	Paid-in-full loans	—	—
(-)	Short sale proceeds	—	—
(-)	Mortgage insurance proceeds		—
(-)	UPB, transfers to REO	—	—
(+)	Balance capitalized on loan modifications		—
(+)	Commitments funded		—
(-)	Principal charge-offs		—

Unpaid principal balance, 10/31/09		—	$—

REO

UPB of REO properties, 10/1/09		—	$—
(+)	UPB on REO transfers in	—	—
(+)	Capitalized post-acquisition costs		—
(-)	Net liquidation proceeds	—	—
(+/-)	Realized Gain (Losses)		—

UPB of REO properties, 10/31/09		—	$—

Servicing Expenses

Monthly Roll Forward

October-09

		Escrow Advances	Other Servicing Expenses	(1) Total Servicing Expenses
	Balance, 10/1/09	$—	$—	$—

(+)	Payments/Advances	—	—	—
(-)	Advance Recoveries	—	—	—
		—	—	—

	Balance, 10/31/09	$—	$—	$—

		(2)	(2)

(1)	Servicing Expenses, as defined in the LLC Operating Agreement, are authorized to be paid by withdrawal of funds from the Collection Account. For reporting purposes, Servicing Expenses may be broken out into additional and/or different fields at the discretion of the Manager, sufficient to determine the appropriateness of the payments under the definition of Servicing Expenses.
(2)	Loan servicing system should include fields to capture and report balances in each category, and the category totals should agree to asset-level detail tapes provided by the Manager as of each month-end.

Working Capital Reserve

Monthly Roll Forward

October-09

Balance, beginning of Due Period		$—	(1)

Transfers in from Cash Flow:
(+)	Replenishment of Working Capital Reserve	—

Transfers to Collection Account:
(-)	Payment of Working Capital Expenses	—
(-)	Payment of Funding Draws	—
(-)	Release at discretion of Manager pursuant to Section 3.6 of the Custodial Agreement	—

Balance, end of Due Period		$—

Working Capital Reserve Floor		$—	(2)

Working Capital Reserve Replenishment Cap		$—	(3)

(1)	The Initial Deposit in the Working Capital Reserve account will be made by the Initial Member and Private Owner in accordance with their proportionate LLC interests.
(2)	If the Working Capital Reserve falls below the Working Capital Reserve Floor at any time prior to the Notes Defeasance Date, it shall be replenished to not less than the Working Capital Reserve Floor pursuant to the Custodial Agreement.
(3)	If the Working Capital Reserve falls below the Working Capital Reserve Replenishment Cap, the Manager may in its discretion replenish the Reserve to an amount not in excess of the Working Capital Reserve Replenishment Cap.

Excess Working Capital Advances

Monthly Roll Forward

October-09

	Balance, beginning of Due Period	$—

Advanced by Manager to Collection Account for payments:
(+)	Servicing Expenses	—
(+)	Pre-Approved Charges	—
(+)	Custodian and Paying Agent Fees	—

(-)	Reimbursements from Cash Flow	—

	Balance, end of Due Period	$—

Discretionary Funding Advances
Monthly Roll Forward
October-09

			Total -	Detail Advances by Loan Number
			All Advances	Loan A	Loan B	Loan C
	Balance, beginning of Due Period		$—	$—	$—	$—
(+)	Funding Draws Advanced by Manager to Collection Account		—	—	—	—
(+)	Interest Due (90-day LIBOR + 3.00%, actual/360)		—	—	—	—
(-)	Reimbursements from Cash Flow (1)		—	—	—	—

	Balance, end of Due Period		$—	$—	$—	$—

(1) Repayment only to the extent of Loan Proceeds from the Loan with respect to which the Advance was made.

Funding Draws
Monthly Report
October-09
	Loan Number / Purpose of Funding Draw	Amount of Funding Draw	Current UPB	Unfunded Commitment	Date of Draw	Amount funded by Discretionary Funding Advance
$—
—
—
—

	Total Funding Draws, month ended 10/31/09	$—

Purchase Money Notes and Defeasance Account

Monthly Roll Forward

October-09

		Total - All Purchase Money Notes	[Purchase Money Note A]	[Purchase Money Note B]	[Purchase Money Note C]
Purchase Money Notes Monthly Roll
(+)	Original Aggregate Principal Amount	$—	$—	$—	$—
(+)	Guaranty Fee	—	—	—	—
(-)	Payment from Defeasance Account	—	—	—	—

	Purchase Money Notes balance, end of Due Period	$—	$—	$—	$—

Defeasance Account Monthly Roll
(+)	Balance, beginning of Due Period	$—
(+)	Additions from Cash Flow	—
(+)	Investment Income	—
(-)	Release to Purchase Money Note	—

	Defeasance Account balance, end of Due Period	$—

Note Guarantor Payments
(+)	Balance, beginning of Due Period	$—
(+)	Draws, current month	—
(-)	Repayments, current month	—

	Balance, end of Due Period	$—

Purchase Money Note Trigger Event

A Purchase Money Note Trigger Event will be deemed to have occurred if, as of any of the dates defined below,

(a) the total amount then on deposit in the Defeasance Account, plus the sum of the aggregate amount from the Defeasance Account previously paid by the Company to all Holders to repay any Purchase Money Note and the aggregate reimbursements to the Purchase Money Notes Guarantor, divided by

(b) the original aggregate principal amount of the Purchase Money Notes as of the Closing Date, is less than:

	- 3 Years from the Closing Date:	25%
	- 4 Years from the Closing Date:	40%
	- 5 Years from the Closing Date:	50%
	- 6 Years from the Closing Date:	75%
	- 7 Years from the Closing Date:	100%

Incentive Threshold Tracking Report

October-09

	Aggregate Cash Distributions to Private Owner, as of preceding Distribution Date	$—
(+)	Current month distribution to Private Owner in respect of its LLC Interest	—	(1)

	Aggregate Cash Distributions to Private Owner, as of the current Distribution Date	$—

Incentive Threshold Base Amount
	Transferred LLC Interest Sale Price	$—
	Funded to Working Capital Reserve by Private Owner	—

$—

FIRST INCENTIVE THRESHOLD EVENT
Occurs as of a Distribution Date if:
(a) the aggregate distributions made to the Private Owner in respect of its LLC interest are equal to or greater than 2 times the Incentive Threshold Base Amount and
(b) the Incentive Threshold (for First Incentive Threshold Event) is equal to zero.

	Aggregate cash distributions to Private Owner	$—
	Incentive Threshold Base Amount * 2	—

	Distributions Remaining to First Incentive Threshold Event	$—

	Incentive Threshold (for First Incentive Threshold Event), as of the preceding Distribution Date	$—
(+)	Threshold Increase Amount (1.8769% per month)	—
(-)	Current month distribution to Private Owner in respect of its LLC Interest	—

	Incentive Threshold (for First Incentive Threshold Event), as of the current Distribution Date	$—	(2)

	First Incentive Threshold Event met?	Y/N

SECOND INCENTIVE THRESHOLD EVENT
Occurs as of a Distribution Date if:
(a) the aggregate distributions made to the Private Owner in respect of its LLC interest are equal to or greater than 2.5 times the Incentive Threshold Base Amount and
(b) the Incentive Threshold (for Second Incentive Threshold Event) is equal to zero.

	Aggregate cash distributions to Private Owner	$—
	Incentive Threshold Base Amount * 2.5	—

	Distributions Remaining to Second Incentive Threshold Event	$—

	Incentive Threshold (for Second Incentive Threshold Event), as of the preceding Distribution Date	$—
(+)	Threshold Increase Amount (2.5324% per month)	—
(-)	Current month distribution to Private Owner in respect of its LLC Interest	—

	Incentive Threshold (for Second Incentive Threshold Event), as of the current Distribution Date	$—	(2)

	Second Incentive Threshold Event met?	Y/N

(1)	Excludes Management Fees and repayments of Discretionary Funding Advances and Excess Working Capital Advances.
(2)	The Return Threshold can never be less than zero.

Equity Commitment Letter Report

Calculation of Outstanding and Undrawn Equity Commitment under a Satisfactory Equity Commitment Letter (“Equity Commitment”)

		Amount	Date
Equity Commitment at beginning of Due Period
(-)	Amount and date of any capital contribution under the Equity Commitment
(-)	Amount and date of any other reduction of Equity Commitment
(+)	Amount and date of any increases to Equity Commitment during Due Period
	Equity Commitment at end of Due Period	$—

Amended and Restated LLC Operating Agreement: Section 10.1(a) Calculation

Assets of Private Owner
	Cash and/or cash equivalents at the end of the Due Period in the Private Owner Designated Account	—
(+)	Equity Commitment at the end of Due Period	—

	TOTAL	$—

	Does TOTAL equal or exceed $5,000,000?	Yes / No
	If answer above is No, on what date did TOTAL fall below $5,000,000?	[insert date, if applicable]

Amended and Restated LLC Operating Agreement: Section 10.2(a) Calculation

Assets of Private Owner Guarantor
	Cash and/or cash equivalents at the end of the Due Period (including cash and/or cash equivalents in the Private Owner Designated Account)	—
(+)	Equity Commitment at the end of Due Period	—

	TOTAL	$—

	Does TOTAL equal or exceed $5,000,000?	Yes / No
	If answer above is No, on what date did TOTAL fall below $5,000,000?	[insert date, if applicable]

If an additional reduction was made, please explain reason for reduction.

[insert explanation here, if applicable]

Other Reports

Withdrawals from Collection Account

Manager hereby certifies that all withdrawals by the Manager from the Collection Account during the relevant Due Period were made in accordance with the terms of the Amended and Restated Limited Liability Company Operating Agreement and the Custodial Agreement: Y / N

Delinquency Report

# and $ by delinquency classification: Current, < 30, 30-60 days, 61-90 days, > 90 days, in foreclosure, in bankruptcy, REO

Breakout of > 60 day delinquencies by collateral type, # and $

Breakout of > 60 day delinquencies by state, # and $

REO Report

Listing of REO properties held to include original loan number, date of ownership, description, collateral type, address, UPB (of the loan prior to foreclosure), net book value, listing date, estimated sale date, appraisal amount, original list price, current list price, cumulative Servicing Expenses allocable, broker name, and comments

Modification Report

Listing of loans modified, to include borrower name, loan balance and terms before modification, loan balance and terms after modification. Show amounts of principal forgiven, if any, and principal forbearance amounts, if any.

Liquidation Report

Listing of loans and REO properties liquidated, to include borrower name, UPB, net liquidation proceeds, cumulative Servicing Expenses, realized loss amount

Short Sale Report

Listing of loans for which short sales were accepted, to include borrower name, UPB, payoff accepted, realized loss amount

Judgment Report

Listing of Judgments obtained, to include borrower name, Judgment amount, current month and cumulative payments received, remaining balance

Significant Litigation Report

Company and/or Servicer with respect to assets subject to this Agreement, the actions taken to defend such claim, and an estimate of the projected exposure for: a) any claim in which the Company or Servicer expects to incur more than $10,000 in Servicing Expenses to defend such claim, b) any claim in which multiple plaintiffs have joined in filing an action against the Company and/or Servicer or the same law firm has filed individual claims on behalf of more than one plaintiff, and c) any claim(s) regardless of the dollar amount naming: (i) any Failed Bank, or (ii) FDIC (in any capacity) as defendant(s). Activity should be updated quarterly.

Environmental Exposure Report

Provide a report identifying any assets in which the Site Assessment identified an Environmental Hazard together with information on the nature of the hazard, additional tests performed, and the cost of correcting the hazard identified in the Site Assessment.

MONTHLY LOAN-LEVEL DETAIL REPORTS

Monthly Loan Trial Balance and Activity Report

PROVIDE A MONTHLY LOAN-LEVEL REPORT IN EXCEL WITH THE FOLLOWING FIELDS:

Current Loan Number

Prior Servicer Loan Number

P&I Constant

Note Rate

Next Due or Paid-Thru Date

Payoff Date (if applicable)

Principal Balance, end of prior month

Principal collections - regular

Principal collections - payoffs

Principal proceeds - loan sales

Principal Write-Off Amount

Other Non-Cash Principal Adjustment

Transfer to REO

Principal Balance, end of current month

Escrow balance

Other Advances Balance

Interest collections - regular

Interest collections - payoffs

Interest collections - loan sales

Non-Cash Interest Adjustment

Late Charges

Pre-Payment Penalty Paid

Other Fee Income

Servicing System Data Download – To Initial Member

Provide a monthly loan-level data download in Excel format with every field populated in the Servicer’s loan servicing system. This requirement may be modified in the future by the Initial Member to include only certain specified fields.

SEMIANNUAL REPORT – TO INITIAL MEMBER (in January and July of each year, commencing January 2011)

Business Plan

Updated Consolidated Business Plan and individual Business Plans for 10 largest Loans, as required pursuant to Section 7.7 of the Amended and Restated Limited Liability Company Agreement.

Projected Cash Flows

Excel model of projected cash flows by month, as of June 30 and December 31 of each year, as required pursuant to Section 7.7(c) of the Amended and Restated Limited Liability Company Agreement.

AS AVAILABLE – TO INITIAL MEMBER

Custodial Report or an updated Loan Schedule and Exception List (in each case as defined in the Custodial Agreement) from the Custodian/Paying Agent, as provided to the Company.

EXHIBIT C

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”) is made and entered into as of                      , 20     by and between RL RES 2009-1 Investments, LLC, a Delaware limited liability company (“Transferor”), and                     , a                      (“Transferee”).

RECITALS

WHEREAS, the Transferor, is the owner of a limited liability company membership interest (the “LLC Interest”) in Multibank 2009-1 RES-ADC Venture, LLC, a Delaware limited liability company (the “Company”);

WHEREAS, the LLC Interest represents a                      percent (        %) “Percentage Interest” in the Company (as defined in that certain Amended and Restated Limited Liability Company Operating Agreement, effective as of February 9, 2010, by and among the Federal Deposit Insurance Corporation, in its capacity as receiver for Failed Banks defined therein (the “Initial Member”), Transferor and the Company (the “LLC Operating Agreement”));

WHEREAS, the ownership and other rights associated with the LLC Interest are set forth in the LLC Operating Agreement;

WHEREAS, pursuant to Section 3.13 of the LLC Operating Agreement, Transferor granted the Initial Member a first priority security interest in the LLC Interest in order to secure certain obligations of Transferor as more fully described in the LLC Operating Agreement;

WHEREAS, an Event of Default (as defined in the LLC Operating Agreement) has occurred and is continuing, and the Initial Member has elected, pursuant to the LLC Operating Agreement, to foreclose on its security interest in the LLC Interest and effect the assignment contemplated hereby;

NOW THEREFORE, in consideration of the mutual agreements contained herein and in the LLC Operating Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Assignment and Assumption. Transferor hereby assigns and transfers the LLC Interest to Transferee, and Transferee hereby accepts and assumes the LLC Interest and agrees to be bound by the LLC Operating Agreement, as amended from time to time, to the extent it relates to such LLC Interest.

2. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered (including by telecopy) to the other party.

C-1

Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

3. No Third Party Beneficiaries. This Agreement shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not intended to confer upon any other person any rights or remedies hereunder.

4. Governing Law. The laws of the State of Delaware will govern the validity, performance and enforcement of this Agreement, without giving effect to the principles of conflict of laws of the State of Delaware or any other jurisdiction.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement effective as of the date first above written.

TRANSFEROR:
RL RES 2009-1 INVESTMENTS, LLC

By:
Name:	Jeffrey P. Krasnoff
Title:	Chief Executive Officer

TRANSFEREE:

By:
Name:
Title:

C-2

Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

EXHIBIT D

FORM OF LETTER OF CREDIT

(Bank Letterhead Stationary)

Federal Deposit Insurance Corporation, in its capacity as Initial Member (as defined below)

Manager, Capital Markets & Resolutions

c/o Federal Deposit Insurance Corporation

550 17th Street, NW (Room F-7014)

Washington, D.C. 20429-0002

Attention: Ralph Malami

Email Address: RMalami@FDIC.gov

Tel:

Fax:                     ]

RE: Irrevocable Transferable Letter of Credit No.                      for

U.S.$                     , Dated                     .

Gentlemen:

We hereby issue our irrevocable transferable Letter of Credit No.                      (this “Letter of Credit”) in favor of Federal Deposit Insurance Corporation (in any capacity, including as receiver for the failed banks referenced in the LLC Agreement defined below, in its corporate capacity or otherwise, the “FDIC”), as the Initial Member under the LLC Operating Agreement defined below (including its successors, and its assigns as provided herein, the “Initial Member”) (such Initial Member being the beneficiary of this Letter of Credit), for the account of RL RES 2009-1 Investments, LLC (the “Private Owner”).

We understand that this Letter of Credit is issued pursuant to the Amended and Restated Limited Liability Company Operating Agreement dated as of February 9, 2010 (as amended or otherwise modified from time to time, the “LLC Operating Agreement”), by and among Multibank 2009-1 RES-ADC Venture, LLC (the “Company”), the Private Owner and the Initial Member.

We undertake to honor from time to time your draft or drafts presented to us in accordance herewith not exceeding in the aggregate Five Million U.S. Dollars (U.S.$5,000,000.00). All drafts hereunder (i) must be marked “Drawn under irrevocable transferable Letter of Credit No.                     , dated                      ”, (ii) must be accompanied by a typewritten statement signed by a purportedly authorized representative of the Initial Member stating that an “Event of Default” or “LC Reissuance/Extension Failure” has occurred under (and as defined in) the LLC Operating Agreement (a “Drawing Request”), and (iii) shall, unless payment is to be made at sight, include the wire transfer instructions for remittance by us of the amount of such draft.

Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

Presentation of drafts drawn hereunder, together with the required statement and applicable wire transfer instructions, may be made at any time on or before the expiry date hereof (i) by physical presentation of such draft at, or overnight delivery of such draft to, our offices located at                                          [include address in either New York City or Washington, D.C.], provided, that any such documents presented on the Expiration Date (as defined below) must be received on or prior to 5:00 P.M. (New York, New York time). If we receive such documents at such office, all in conformity with the terms and conditions of this Letter of Credit, we will honor your draft on the second (2nd) Business Day (as defined below) after receipt of such Drawing Request. The original Letter of Credit, any amendments thereto and the originally signed Drawing Request on the Initial Member’s letterhead must be included in the documents presented hereunder in connection with any draft, it being agreed that such original Letter of Credit and all such amendments thereto so presented shall be promptly returned to you (or, if presented in person, shall remain with you after we have made a copy thereof at such time of presentation) in connection with any partial draw hereunder.

This Letter of Credit shall expire at 5:00 p.m. (New York, New York time) on the date that occurs one year after the date hereof (or, if such date is not a Business Day, the immediately succeeding Business Day) (the “Expiration Date”); provided, however, that this Letter of Credit will be automatically extended without amendment for additional periods of one year each (in each case commencing from the expiry date hereof as then in effect), unless we elect not to extend this Letter of Credit and deliver to the Initial Member written notice of such election at least sixty (60) days prior to any such Expiration Date. Any such notice shall be in writing and shall be delivered in hand with receipt acknowledged, or by certified mail (return receipt requested), to the Initial Member at its address set forth above (or to such other address for any such notices which Initial Member may hereafter specify in a written notice delivered to the undersigned). “Business Day” means any date other than a Saturday, Sunday or a day on which banks in the [State of New York] [District of Columbia]2 are authorized or required by law to be closed, and a day on which payments can be effected on the Fedwire system (or any replacement thereto).

Partial and multiple drafts are permitted, and the amount of this Letter of Credit will be reduced by each such draft honored.

All our charges (including wire transfer fees in connection with any payments by us hereunder and transfer charges in connection with a transfer of this Letter of Credit by the FDIC (in any capacity), as Initial Member, to a transferee thereof) are for the account of the Private Owner, and in no event shall any such charges reduce the amount of any draft or payment hereunder; provided, however, transfer charges in connection with a transfer of this Letter of Credit by any Initial Member other than the FDIC (in any capacity) to a transferee thereof shall be for the account of such Initial Member and/or transferee.

2.	Select based on location of presentation

Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

We agree that we shall have no duty or right to inquire as to the basis upon which Initial Member has determined to present to us any draft under this Letter of Credit.

This Letter of Credit is transferable in whole but not in part to any transferee who has succeeded you as the Initial Member under the LLC Operating Agreement, and may be successively transferred. Any transfer request must be effected by presenting to us the attached form of Attachment I signed by the transferor and the transferee together with the original Letter of Credit. Upon our endorsement of such transfer, the transferee instead of the transferor shall, without necessity of further action, be entitled to all the benefits of and rights under this Letter of Credit in the transferor’s place; provided that, in such case, any drafts of the Initial Member to be provided hereunder shall be signed by one who states therein that he is a duly authorized officer or agent of the transferee. For purposes of clarification, internal transfers within the FDIC (where following such transfer, the FDIC, in any capacity is to remain as the beneficiary of the Letter of Credit) shall be effective without the need for notice or execution and delivery of any such request for transfer in the form of Attachment I hereto.

Except as otherwise expressly stated herein, this Letter of Credit is subject to the International Standby Practices, International Chamber of Commerce Publication No. 590, including any amendments, modifications or revisions thereof (the “ISP 98”) (provided, that, with respect to application of Rule 3.14 of the ISP 98 (with respect to extension of the final day for presentation in certain circumstances), the reference therein to “thirty calendar days” shall, as applied herein, be limited to “ten calendar days”, such that, if on the last Business Day for presentation the place for presentation stated herein is for any reason closed and presentation is not timely made because of such closure, then the last day for presentation is automatically extended to the day occurring ten calendar days after the place of presentation reopens for business). As to matters not covered by the ISP 98, and to the extent not inconsistent with the ISP 98, this Letter of Credit shall be governed by and construed in accordance with the laws of the State of New York, including without limitation the Uniform Commercial Code as in effect in the State of New York, without regard to principals of conflict of laws.

All of the terms and conditions of this Letter of Credit are contained herein and shall not be altered except by reduction in the amount of this Letter of Credit due to corresponding payments in like amount in compliance with the aforementioned terms. Except as otherwise expressly set forth herein, there are no conditions to this Letter of Credit.

Very truly yours,

By:
Name:
Title:

Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

ATTACHMENT I TO LETTER OF CREDIT

REQUEST FOR TRANSFER

[Insert Bank Name and Address]

RE: Irrevocable Transferable Letter of Credit No. [                    ] for

U.S.$[                    ], Dated [                                         ].

Gentlemen:

Reference is made to that certain irrevocable transferable Letter of Credit No. [                    ], dated                      (the “Letter of Credit”), issued by you in favor of [                    ] (the “Transferor”), for the account of RL RES 2009-1 Investments, LLC (the “Private Owner”).

The Transferor has transferred and assigned (and hereby confirms to you said transfer and assignment) all of its rights in and under the Letter of Credit to [name of Transferee] (the “Transferee”) and confirms that the Transferor no longer has any rights under or interest in the Letter of Credit.

The Letter of Credit is returned herewith and we request that you issue an irrevocable transferable letter of credit in the name of the Transferee and providing for notices to be sent to the Transferee at the address set forth below and in all other respects identical to the Letter of Credit.

Transferee hereby certifies that it is a duly authorized transferee under the terms of the Letter of Credit and is accordingly entitled, upon presentation of the drafts (and applicable items) called for therein, to receive payment thereunder.

Notices under the Letter of Credit should be sent to the Transferee as follows: [Name], [Address], [Attention:            ], Email: [            ], Fax: [            ], Tel: [            ].

[NAME OF TRANSFEROR]

By
[Name and Title of Authorized Representative of Transferor]

[NAME OF TRANSFEREE]

By
[Name and Title of Authorized Representative of Transferee]

Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

SCHEDULE I

LIST OF VARIOUS FAILED FINANCIAL INSTITUTIONS

RESIDENTIAL ADC

Bank Name	City	State	Fund	Closing Date
Columbian Bank and Trust	Topeka	KS	10011	August 22, 2008
Integrity Bank	Alpharetta	GA	10012	August 29, 2008
Silver State Bank	Henderson	NV	10013	September 5, 2008
Alpha Bank and Trust	Alpharetta	GA	10018	October 24, 2008
Freedom Bank	Bradenton	FL	10019	October 31, 2008
Security Pacific Bank	Los Angeles	CA	10020	November 7, 2008
Franklin Bank, SSB	Houston	TX	10021	November 7, 2008
The Community Bank	Loganville	GA	10022	November 21, 2008
First Georgia Community Bank	Jackson	GA	10025	December 5, 2008
Sanderson State Bank	Sanderson	TX	10026	December 12, 2008
Haven Trust Bank	Duluth	GA	10027	December 12, 2008
Bank of Clark County	Vancouver	WA	10029	January 16, 2009
1st Centennial Bank	Redlands	CA	10030	January 23, 2009
MagnetBank	Salt Lake City	UT	10031	January 30, 2009
Ocala National Bank	Ocala	FL	10032	January 30, 2009
FirstBank Financial Services	McDonough	GA	10036	February 6, 2009
Cornbelt Bank and Trust	Pittsfield	IL	10037	February 13, 2009
Riverside Bank of the Gulf Coast	Cape Coral	FL	10038	February 13, 2009
Silver Falls Bank	Silverton	OR	10041	February 20, 2009
FirstCity Bank	Stockbridge	GA	10047	March 20, 2009
Omni National Bank	Atlanta	GA	10048	March 27, 2009
Integrity Bank	Jupiter	FL	10095	July 31, 2009

Multibank Structured Transaction 2009-1 RES-ADC Limited Liability Company Operating Agreement 60866254_10

Exhibit E

Multibank Structured Transaction 2009-1 RES-ADC

Execution Copy

SERVICING AGREEMENT

by and between

RL RES 2009-1 INVESTMENTS, LLC

and

QUANTUM SERVICING CORPORATION

Dated as of February 9, 2010

Multibank Structured Transaction 2009-1 RES-ADC

Servicing Agreement

60797449_19

i

Multibank Structured Transaction 2009-1 RES-ADC Servicing Agreement 60797449_19

ii

Multibank Structured Transaction 2009-1 RES-ADC Servicing Agreement 60797449_19

SCHEDULES AND EXHIBITS

Exhibits

Exhibit A	Loan Schedule
Exhibit B	Electronic Tracking Agreement

Schedules

Schedule 1	List of Various Failed Financial Institutions
Schedule 2	Fee Schedule
Schedule 3	Servicing Obligations
Schedule 4	Reimbursement of Servicer Advances
Schedule 5	Form of Electronic Report on the Loans and Underlying Collateral
Schedule 6	Termination Without Cause
Schedule 7	Business Plans and Consolidated Business Plans

iii

Multibank Structured Transaction 2009-1 RES-ADC Servicing Agreement 60797449_19

SERVICING AGREEMENT

THIS SERVICING AGREEMENT (as the same shall be amended or supplemented, this “Agreement”) is made and entered into as of the 9th day of February, 2010 (the “Effective Date”), by and between RL RES 2009-1 Investments, LLC, a Delaware limited liability company (including its successors and assigns, the “Manager”), and Quantum Servicing Corporation, a Delaware corporation (including those of its successors and assigns as are expressly permitted pursuant to this Agreement, the “Servicer”).

RECITALS

WHEREAS, Multibank 2009-1 RES-ADC Venture, LLC (the “Company”) owns the Loans (as defined below) described on the Loan Schedule attached hereto as Exhibit A (the “Loan Schedule”);

WHEREAS, the Manager is the “Manager” of the Company with the authority and responsibility to service and manage the Loans and related Underlying Collateral (as defined below) pursuant to that certain Amended and Restated Limited Liability Company Operating Agreement dated as of the Closing Date defined below (the “LLC Operating Agreement”), by and between the Company, the Manager, including in its separate capacity as a member of the Company (in such capacity as a member, together with its successors and assigns, the “Private Owner”), and the Federal Deposit Insurance Corporation (in any capacity, the “FDIC”), as receiver for the Failed Banks defined herein (the FDIC, in its separate capacities as receiver with respect to each such receivership, the “Receiver”, and the Receiver as the Initial Member under such LLC Operating Agreement, including its successors and assigns, the “Initial Member”); and

WHEREAS, the Manager and the Servicer desire that the Servicer service and administer the Loans and Underlying Collateral on behalf of the Company and the Manager in a manner that is, at all times, consistent with the requirements of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Manager and the Servicer hereby agree as follows:

ARTICLE I

DEFINITIONS AND CONSTRUCTION

Section 1.1 Definitions. For purposes of this Agreement, the following terms shall have the meanings and definitions hereinafter respectively set forth.

“Acceptable Rating” shall mean (i) a rating of “Average (Select Servicer List)” for construction loan servicers by Standard and Poor’s Ratings Service, a division of The McGraw- Hill Companies, Inc., (ii) a rating of “Acceptable” for construction loan servicers by Fitch, Inc., or (iii) a rating of “Approved” for construction loan servicers by Moody’s Investors Service.

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Multibank Structured Transaction 2009-1 RES-ADC Servicing Agreement 60797449_1960797449_19

“Acquired Property” shall mean (i) Underlying Collateral to which title is acquired by or on behalf of the Company or any Ownership Entity, any Failed Bank or the Receiver by foreclosure, by deed in lieu of foreclosure, by power of sale or by sale pursuant to the Uniform Commercial Code; (ii) the equity interests in the Ownership Entities and (iii) the assets held directly or indirectly by the Ownership Entities.

“Affiliate” shall mean, with respect to any specified Person, (i) any other Person directly or indirectly Controlling or Controlled by or under common Control with such specified Person, (ii) any Person owning or Controlling ten percent (10%) or more of the outstanding voting securities, voting equity interests, or beneficial interests of the Person specified, (iii) any officer, director, general partner, managing member, trustee, employee or promoter of the Person specified or any Immediate Family Member of such officer, director, general partner, managing member, trustee, employee or promoter, (iv) any corporation, partnership, limited liability company or trust for which any Person referred to in clause (ii) or (iii) acts in that capacity, or (v) any Person who is an officer, director, general partner, managing member, trustee or holder of ten percent (10%) or more of the outstanding voting securities, voting equity interests or beneficial interests of any Person described in clauses (i) through (iv); provided, however, that (a) with respect to the Private Owner (in any capacity, including as the Manager hereunder), in addition to the foregoing, each Affiliate of Rialto Capital Management, LLC, a Delaware limited liability company, shall be deemed to be an “Affiliate” of the Private Owner, and (b) none of the Initial Member, the Purchase Money Notes Guarantor, the Collateral Agent or any Affiliate (for this purpose determined disregarding clauses (ii), (iii) and (iv) of this definition (including in the context of clause (v) of this definition) and disregarding the Company and any Person Controlled by the Company) of any of the foregoing shall be deemed to be an “Affiliate” of the Company or of any Person Controlled by the Company.

“Agreement” shall have the meaning given in the preamble.

“Ancillary Documents” shall mean the Custodial and Paying Agency Agreement and each “Ancillary Document” as defined therein (excluding this Agreement).

“Borrower” shall mean any borrower with respect to any Loan.

“Bulk Sale” shall have the meaning given in the LLC Operating Agreement.

“Business Day” shall mean any day except a Saturday, Sunday or other day on which commercial banks in Washington DC or United States federal government offices are required or authorized by Law to close.

“Business Plan” shall have the meaning given in the LLC Operating Agreement.

“Change of Control” with respect to the Servicer shall mean, (i) the Servicer’s Specified Parent for any reason (x) failing or ceasing to Control the Servicer or (y) failing or ceasing to own, beneficially and of record, and directly or indirectly (including through one or more Subsidiaries), least 50.1% in value of all of the equity interests in the Servicer, or (ii) without limitation of clause (i), in the event the Servicer is (or at the time it became the Servicer, was) an Affiliate of the Private Owner, any Change of Control of the Private Owner.

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Multibank Structured Transaction 2009-1 RES-ADC Servicing Agreement 60797449_19

“Closing Date” shall mean February 9, 2010.

“Collateral Agent” shall mean the FDIC, in its capacity as the Collateral Agent under (and as defined in) the Reimbursement, Security and Guaranty Agreement, and any successor Collateral Agent thereunder.

“Collection Account” shall mean the Collection Account established by the Company pursuant to the Custodial and Paying Agency Agreement.

“Company” shall have the meaning given in the recitals of this Agreement.

“Consolidated Business Plan” shall have the meaning given in the LLC Operating Agreement.

“Contract for Deed” shall mean an executory contract with a third party to convey real property to such third party upon payment of the amounts set forth therein and/or the performance of any other obligations described therein, including any installment land contract.

“Contribution Agreement” shall mean the Loan Contribution and Sale Agreement dated as of the Closing Date between the Initial Member and the Company.

“Control” (including the phrases “Controlled by” and “under common Control with”) when used with respect to any specified Person shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or interests, by contract or otherwise.

“Controlled Affiliate” with respect to the Servicer or any Subservicer, shall mean any Affiliate thereof that is Controlled by the Servicer or such Subservicer, as applicable, or by its Specified Parent (in the case of the Servicer).

“Custodial and Paying Agency Agreement” shall mean, initially, the Custodial and Paying Agency Agreement dated as of February 9, 2010, by and between the Company, the Purchase Money Notes Guarantor and the initial Custodian and Paying Agent, and thereafter any replacement Custodial and Paying Agency Agreement entered into from time to time pursuant to the LLC Operating Agreement.

“Custodian” shall mean Wells Fargo Bank, N. A., or any successor thereto as the “Custodian” under the Custodian and Paying Agency Agreement.

“Cut-Off Date” shall mean December 18, 2009.

“Debtor Relief Laws” shall mean Title 11 of the United States Code (11 U.S.C. §§101, et seq.), and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” shall have the meaning given in Section 7.1.

3

Multibank Structured Transaction 2009-1 RES-ADC Servicing Agreement 60797449_19

“Discretionary Funding Advance” shall mean an advance by the Manager to the Company designated as a “Discretionary Funding Advance” pursuant to the LLC Operating Agreement for the making of applicable Funding Draws with respect to specific Loans or related Acquired Property.

“Effective Date” shall have the meaning given in the preamble of this Agreement.

“Eligible Account” shall mean one or more segregated trust or custodial account or accounts established and maintained with an Eligible Institution, each of which shall be entitled for the benefit of the Company and the Collateral Agent as required by Article II.

“Eligible Institution” shall mean a Person that is not an Affiliate of the Private Owner (or the Manager) and that is a federally insured depository institution that is well capitalized; provided that an Affiliate of the Private Owner (or the Manager) may be deemed to be an Eligible Institution if the Initial Member and the Purchase Money Notes Guarantor provide a written consent (which may be withheld in each such person’s sole and absolute discretion), which consent may be withdrawn upon written notification to the Manager, in which case such Affiliate of the Private Owner (or of the Manager) shall no longer constitute an Eligible Institution as of the receipt of such notice and any accounts maintained pursuant to this Agreement at such institution shall be moved to an Eligible Institution within three (3) Business Days after the receipt of such notice.

“Electronic Report” shall have the meaning given in Section 5.2(e).

“Electronic Tracking Agreement” shall mean an agreement substantially in the form of Exhibit B.

“Environmental Hazard” shall have the meaning given to such term in the LLC Operating Agreement.

“Escrow Account” shall have the meaning given in Section 2.7.

“Escrow Advance” shall mean any advance made to pay taxes or insurance premiums or any other cost or expense that, but for a shortfall in the Borrower’s Escrow Account, is payable using funds in the Borrower’s Escrow Account.

“Excess Working Capital Advance” shall mean an advance by the Manager to the Company designated as an “Excess Working Capital Advance” pursuant to the LLC Operating Agreement.

“Excluded Expenses” shall mean fees, costs, expenses or indemnified amounts that:

(a) are not incurred in accordance with the Servicing Standard or, to the extent applicable, the Fannie Mae Guidelines;

(b) constitute or are incurred to pay any expenses or costs of any Affiliate of the Manager or the Company, or any Affiliate of the Servicer or any Subservicer; provided, Excluded Expenses under this clause (b) do not include costs or expenses expressly payable to

4

Multibank Structured Transaction 2009-1 RES-ADC Servicing Agreement 60797449_19

the Servicer pursuant to this Agreement or to any Subservicer pursuant to any Subservicing Agreement that would be deemed Excluded Expenses under this clause (b) solely as a result of Servicer or such Subservicer being an Affiliate of the Manager or the Company, so long as such amounts would otherwise constitute Servicing Expenses but for application of this clause (b);

(c) are incurred to pay fees or other compensation to or expenses of financial advisers, except to the extent the same are incurred as brokerage fees or sales commissions incurred (x) to market or sell the Loans or any Acquired Property in a Bulk Sale the terms of which Bulk Sale (including the financial adviser’s or broker’s fees or sales commissions) are approved in advance by the Initial Member and the Purchase Money Notes Guarantor or (y) in connection with the marketing or sale of any Acquired Property (including any REO Property) or any portion thereof on an individual basis;

(d) are incurred to pay any fine, tax or other penalty, late fee, service charge, interest or similar charge, costs to release Liens or any other costs or expenses (including legal fees and expenses) incurred by or on behalf of the Servicer or any Subservicer as a result of the Servicer’s or any Subservicer’s failure to service any Loan or Underlying Collateral properly in accordance with the applicable Loan Documents, this Agreement, any Subservicing Agreement or otherwise, or failure to make a payment in a timely manner, or failure otherwise to act in a timely manner;

(e) are incurred to pay any interest on any amounts paid by any Person with respect to any Servicing Expenses or Pre-Approved Charges (as such term is defined in the Contribution Agreement);

(f) constitute or are incurred to pay any overhead or administrative costs (whether or not attributable to the servicing or management of any Loan) incurred by the Servicer, any Subservicer or any other Person (including any travel expenses and any expenses incurred to comply with Section 5.2), in each case other than Reimbursable Company Administrative Expenses;

(g) are incurred to pay any servicing, management or similar fees paid to any Subservicer or any other Person;

(h) are incurred by the Servicer or any other Person (x) to become a MERS member or to maintain the Servicer or such Person as a MERS member in good standing, or (y) to remove any Loans from the MERS® System in connection with any voluntary removal by or at the direction of the Manager (as permitted in Section 12.3(g) of the LLC Operating Agreement and Section 2.13 hereof), it being understood that any such removal dictated by default, foreclosure or similar legal or MERS requirements shall not be considered a voluntary removal for purposes of this clause; or

(i) constitute or are incurred to pay amounts subject to the indemnity obligations of the Private Owner under Section 4.6 of the LLC Operating Agreement or of the Servicer under Section 8.2 of this Agreement.

“Failed Banks” shall mean the various financial institutions listed on Schedule 1.

5

Multibank Structured Transaction 2009-1 RES-ADC Servicing Agreement 60797449_19

“Fannie Mae” shall mean the Federal National Mortgage Association of the United States or any successor thereto.

“Fannie Mae Guidelines” shall mean the guidelines governing the reimbursement of costs and expenses by Fannie Mae with respect to loans owned or securitized by Fannie Mae, as in effect on the date on which an expense or cost is incurred.

“Fee Schedule” shall mean Schedule 2, as the same may be amended from time to time by the Manager and the Servicer without the consent of the Purchase Money Notes Guarantor or the Initial Member.

“FDIC” shall mean the Federal Deposit Insurance Corporation, in any capacity.

“Funding Draw” shall mean (i) any principal advance with respect to a Loan pursuant to the funding provisions of the applicable Loan Documents and in accordance with the Servicing Standard, in each case so long as (a) if required by applicable Law or if otherwise deemed necessary by the Manager or required hereunder, an endorsement to each applicable title policy insuring the Loan, which endorsement shall be in form and content acceptable to the Manager, is obtained that (1) brings down the effective date of the title policy to the date on which the applicable Funding Draw it covers is made, (2) increases the liability limit of the title policy by an amount equal to the principal amount of such Funding Draw, and (3) contains no new exceptions to title; (b) notwithstanding anything to the contrary contained in this Agreement, if the then outstanding unpaid principal balance of the Loan exceeds (or would, after taking into account the applicable Funding Draw, so exceed) the value of the Underlying Collateral, the Servicer shall make or permit any such Funding Draw only if the Servicer determines, in its reasonable judgment and subject to any applicable Servicing Obligations, that the Borrower is reasonably likely to be able to repay the Loan, or that the making of the Funding Draw is in the best interests (in terms of maximizing the value of the Loan) of the Company and the Initial Member, or that the Company is otherwise legally obligated to make such Funding Draw under the applicable Loan Documents; and (c) such advance is made in accordance with the terms of the Loan and the Loan Documents, provided, however, that if such advance would result in the principal amount of such Loan being in excess of the related unfunded commitment with respect thereto (as set forth under the Loan Documents) or if any term with respect to the Loan or the Loan Documents precludes such advance in the event of a Borrower default, the applicable unfunded commitment may be increased (and such advance may be made) and/or such term may be waived, in each case only if the Servicer determines, in its reasonable judgment and in accordance with the Servicing Standard and subject to any applicable Servicing Obligations, that such increase to the unfunded commitment (and related advance) or waiver is in the best interests of the Company and the Initial Member in terms of maximizing the value of the Loan and, in the case of any such increase to the unfunded commitment (or other advance not contemplated in the existing Loan Documents), (x) such increased commitment and the related advance are evidenced by an applicable Note (or Notes) and amendments to the Loan Documents (including Underlying Collateral Documents) pursuant to which such increased commitment and advance shall be secured by all of the Underlying Collateral for such Loan on terms and conditions consistent with the Loan Documents as in effect prior to such amendment (without otherwise amending the terms and conditions in any such Loan Document except as reasonably required to permit such advance to be made in accordance herewith and with the Servicing Standard), and

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(y) the Servicer complies with the requirements in item (i)(a) above; and (ii) payments of costs and expenses associated with the continued construction of REO Property (including the payment of so-called “soft costs” payable during construction (such as real estate taxes, ground rents and insurance premiums)) as would typically have been paid out of funding of the applicable Loan relating to such REO Property (as reasonably determined by the Manager), in each case (x) only to the extent the Servicer determines, in its reasonable judgment and subject to any applicable Servicing Obligations, that the payment of such costs and expenses is in the best interests (in terms of maximizing the value of the Loan and REO Property) of the Company and the Initial Member, and (y) in accordance with the Servicing Standard and the Loan Documents that were applicable to the REO Property before it became an REO Property (not including payment of debt service under the applicable Loan Documents, and without limiting the amounts to be funded to the applicable unfunded commitment, if any, existing under the Loan Documents); provided, that, in no event shall any such costs and expenses payable pursuant to any such Funding Draw include any Excluded Expenses; and provided, further, that the making of Funding Draws by the Servicer shall be subject to such additional requirements or consents as may be set forth in the Servicing Obligations.

“GAAP” shall mean United States generally accepted accounting principles as in effect from time to time.

“Governmental Authority” shall mean (i) any United States or non-United States national, federal, state, local, municipal, provincial or international government or any political subdivision of any thereof or (ii) any governmental, regulatory or administrative authority, agency or commission, or judicial or arbitral body, of any of the foregoing described in clause (i).

“Group of Loans” shall have the meaning given in the Contribution Agreement.

“Immediate Family Member” shall mean, with respect to any individual, his or her spouse, parents, parents-in-law, grandparents, descendants, nephews, nieces, brothers, sisters, brothers-in-law, sisters-in-law, children (whether natural or adopted), children-in-law, stepchildren, grandchildren and grandchildren-in-law.

“Indemnified Parties” shall have the meaning given in Section 8.2.

“Initial Member” shall have the meaning given in the recitals of this Agreement.

“Insolvency Event” shall mean, with respect to any specified Person, the occurrence of any of the following events:

(i) the specified Person makes an assignment for the benefit of creditors;

(ii) the specified Person files a voluntary petition for relief in any Insolvency Proceeding;

(iii) the specified Person is adjudged bankrupt or insolvent or there is entered against the specified Person an order for relief in any Insolvency Proceeding;

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(iv) the specified Person files a petition or answer seeking for the specified Person any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any Law;

(v) the specified Person seeks, consents to, or acquiesces in the appointment of a trustee, receiver or liquidator of the specified Person or of all or any substantial part of the specified Person’s properties;

(vi) the specified Person files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the specified Person in any proceeding described in clauses (1) through (5);

(vii) the specified Person becomes unable to pay its obligations as they become due, or the sum of such specified Person’s debts is greater than all of such Person’s property, at a fair valuation; or

(viii) (i) at least sixty (60) days have passed following the commencement of any proceeding against the specified Person seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any Law and such proceeding has not been dismissed, or (ii) (x) at least sixty (60) days have passed following the appointment of a trustee, receiver or liquidator for the specified Person or all or any substantial part of the specified Person’s properties without the specified Person’s agreement or acquiescence, and such appointment is not vacated or stayed, or (y) if such appointment is stayed, at least sixty (60) days have passed following the expiration of the stay and such appointment has not been vacated.

“Insolvency Proceeding” shall mean any proceeding under Title 11 of the United States Code (11 U.S.C. §§101, et seq.) or any proceeding under any other Debtor Relief Law.

“LLC Operating Agreement” shall have the meaning given in the recitals of this Agreement.

“Law” shall mean any applicable statute, law, ordinance, regulation, rule, code, injunction, judgment, decree or order (including any executive order) of any Governmental Authority.

“Lien” shall mean any mortgage, deed of trust, pledge, deed to secure debt, trust deed, security interest, charge, restriction on or condition to transfer, voting or exercise or enjoyment of any right or beneficial interest, option, right of first refusal, easement, covenant, restriction and any other lien, claim or encumbrance of any nature whatsoever.

“Loan” shall mean any loan, Loan Participation, Ownership Entity (including any cash and cash equivalents held directly or indirectly by such Ownership Entities) or Acquired Property listed on the Loan Schedule, and any loan into which any listed loan or Loan Participation is refinanced or modified, and includes with respect to each such loan, Loan Participation, Ownership Entity, Acquired Property or other related asset or Related Agreements: (i) any obligation evidenced by a Note; (ii) all rights, powers or Liens of the Company or any

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Ownership Entity in or under the Underlying Collateral and Underlying Collateral Documents and in and to Acquired Property (including all Ownership Entities and REO Property held by any Ownership Entity); (iii) all rights of the Company or any Ownership Entity pursuant to any Contract for Deed and in or to the real property that is subject to any such Contract for Deed; (iv) all rights of the Company or any Ownership Entity pursuant to any lease and in or to the related leased property; (v) all rights to causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by or for the benefit of the Company or any Ownership Entity with respect to the Loans, the Underlying Collateral or the ownership, use, function, value of or other rights pertaining thereto, whether arising by way of counterclaim or otherwise, other than any claims retained by the Initial Member pursuant to Section 2.7 of the Contribution Agreement; (vi) all guaranties, warranties, indemnities and similar rights in favor of the Company or any Ownership Entity with respect to any of the Loans; (vii) all rights of the Company or any Ownership Entity under the Related Agreements; and (viii) all rights of the Initial Member or any Failed Bank to any Deficiency Balances (as defined in the Contribution Agreement).

“Loan Documents” shall mean all documents, agreements, certificates, instruments and other writings (including all Underlying Collateral Documents) now or hereafter executed by or delivered or caused to be delivered by any Borrower or any Obligor evidencing, creating, guaranteeing or securing, or otherwise executed or delivered in respect of, all or any part of a Loan or any Acquired Property or evidencing any transaction contemplated thereby, and all Modifications thereto.

“Loan Participation” shall mean any loan listed on the Loan Schedule subject to a shared credit, participation, co lending or similar inter-creditor agreement under which the Initial Member, any Failed Bank, or the Receiver was, or the Company is, the lead or agent financial depository institution or otherwise managed or held the credit or sold participations, or under which the Initial Member, Failed Banks or the Receiver was, or the Company is, a participating financial depository institution or purchased participations in a credit managed by another Person.

“Loan Participation Agreement” shall mean an agreement under which the Initial Member, any Failed Bank or the Receiver was, or the Company is, the lead or agent financial depository institution or otherwise managed or held a shared credit or sold participations, or under which the Initial Member, any Failed Bank or the Receiver was, or the Company is, a participating financial depository institution or purchased participations in a credit managed by another Person.

“Loan Proceeds” shall mean all of the following: (i) any and all proceeds with respect to any or all of the Loans and any or all of the Underlying Collateral, including principal, interest, default interest, prepayment fees, premiums and charges, extension and exit fees, late fees, assumption fees, other fees and charges, insurance proceeds and condemnation payments (or any portion thereof) that are not used and disbursed to repair, replace or restore the related Underlying Collateral in accordance with the terms of the Loan Documents and the Ancillary Documents, and, with respect to any Acquired Property, operating cash flow realized from such Acquired Property net of Servicing Expenses, whether paid directly to the Company or payable to or distributed by an Ownership Entity; (ii) any and all proceeds from sales or other

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dispositions or refinancings of any or all of the Loans (including Acquired Property) net of Servicing Expenses incurred in connection with such sale or other disposition or refinancing; (iii) any proceeds from making a draw under any letter of credit or certificate of deposit held with respect to any Loan, provided that such draw is permitted by the terms of the Loan Documents; (iv) any recoveries from Borrowers or Obligors of any kind or nature with respect to the Loans; (v) any deposits or down payments forfeited by prospective purchasers or lessees of apartments or other units for space at any Underlying Collateral; and (vi) any interest or other earnings accrued and paid on any of the amounts described in the foregoing clauses (i) through (v) while held in the Collection Account or any Other Account; provided, however, that, with respect to proceeds of any Loan Participation (including as a result of any sale or other disposition of such Loan Participation or of Underlying Collateral relating thereto), the Loan Proceeds shall exclude any amounts payable to others under the applicable Loan Participation Agreement.

“Loan Schedule” shall have the meaning given in the recitals of this Agreement.

“Manager” shall have the meaning given in the preamble.

“MERS” shall mean Mortgage Electronic Registration Systems, Incorporated.

“MERS® System” shall mean the MERSCORP, Inc. mortgage electronic registry system, as more particularly described in the MERS Procedures Manual (a copy of which is attached as an exhibit to the Electronic Tracking Agreement).

“Modification” shall mean any extension, renewal, substitution, replacement, supplement, amendment or modification of any agreement, certificate, document, instrument or other writing, whether or not contemplated in the original agreement, document or instrument.

“Note” shall mean each note or promissory note, lost instrument affidavit, loan agreement, Loan Participation Agreement, intercreditor agreement, reimbursement agreement, any other evidence of indebtedness of any kind, or any other agreement, document or instrument evidencing a Loan, and all Modifications to the foregoing.

“Obligor” shall mean (i) any guarantor of all or any portion of any Loan or all or any of any Borrower’s obligations set forth and described in the Loan Documents or (ii) any other Person (other than the Borrower, the lender(s) and any administrative or other agent) that is obligated pursuant to the Loan Documents with respect to a Loan, and shall include the guarantor under any completion guaranty or similar document.

“Other Accounts” shall have the meaning given in Section 2.7.

“Ownership Entity” shall mean any direct wholly-owned subsidiary of the Company satisfying the requirements of an “Ownership Entity” as such term is defined in the LLC Operating Agreement, whether contributed or sold by the Initial Member to the Company on the Closing Date or formed or acquired by the Company thereafter.

“Paying Agent” shall mean the Paying Agent under the Custodial and Paying Agency Agreement.

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“Person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization, governmental or regulatory body or other entity.

“Prior Servicer” shall have the meaning given in Section 4.2.

“Private Owner” shall have the meaning given in the recitals of this Agreement.

“Purchase Money Notes Guarantor” shall mean the FDIC, in its corporate capacity, as Purchase Money Purchase Money Notes Guarantor under the Purchase Money Notes Guaranty (as such terms are defined in the Custodial and Paying Agency Agreement).

“Qualified Servicer” shall mean any Person that (i) is properly licensed and qualified to conduct business in each jurisdiction in which such licenses and qualifications to conduct business are necessary for the servicing of the Loans and management of the Underlying Collateral and the Acquired Property, (ii) has the management capacity and experience to service Loans of the type held by the Company, especially performing and non-performing construction loans secured by multi-family residential properties or commercial properties, as applicable, including the number and types of loans serviced, and the ability to track, process and post payments, to furnish tax reports to Borrowers, to monitor construction, and to approve and disburse construction draws, (iii) either (x) has an Acceptable Rating or (y) is approved by and continues to be acceptable to the Manager in its sole discretion (it being understood that the Manager will not be permitted to grant such approval unless the Initial Member also consents, and may be required to withdraw such acceptance if the Initial Member so requests that the same be withdrawn), and (iv) in the event any of the serviced Loans are (or are required pursuant to the terms hereof to be) registered on the MERS® System, is a member of MERS.

“Receiver” shall have the meaning given in the recitals of this Agreement.

“Regulation AB” shall mean the regulations at 17 C.F.R. §§229.1100, et seq., as the same may be amended from time to time.

“Reimbursable Company Administrative Expenses” shall have the meaning given in the LLC Operating Agreement.

“Reimbursement, Security and Guaranty Agreement” shall mean the Reimbursement, Security and Guaranty Agreement dated as of the Closing Date among the FDIC, acting in its corporate capacity and as Receiver and as Collateral Agent, the Company, and the guarantors party thereto.

“Related Agreement” shall mean (i) any agreement, document or instrument (other than the Note and Underlying Collateral Documents) relating to or evidencing any obligation to pay or securing any Loan (including any equipment lease, letter of credit, bankers’ acceptance, draft, system confirmation of transaction, loan history, affidavit, general collection information, and correspondence and comments relating to any obligation), (ii) any agreement relating to real property or rights in or to any real property (including leases, tenancies, concessions, licenses or

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other rights of occupancy or use and security deposits related thereto), (iii) any collection, contingency fee, and tax and other service agreements (including those referred to in Section 4.2 of the Contribution Agreement) that are specific to the Loans (or any of them) and that are assignable, (iv) any letter of assurance, letter of credit or similar instrument evidencing an obligation of any Failed Bank, the Initial Member, the Company or any Ownership Entity that was issued for the benefit of any Person and relates in any way to a Loan or the acquisition, development or construction of any project with respect to which the proceeds of such Loan were used or were intended to be used, and (v) any interest rate swap arrangement between the Borrower and any of the Failed Banks, the Initial Member or the Company (in each case as the applicable lender, agent or other creditor under the Loan) that relates to any Loan.

“Related Party” shall mean with respect to any Person, any party related to such Person in the manner delineated in 26 U.S.C.A § 267(b) and the regulations promulgated thereunder, as such law and regulations may be amended from time to time.

“REO Property” shall mean any real property (and related personal property) included in the Acquired Property.

“Restricted Servicer Change of Control” shall mean any Change of Control with respect to the Servicer that has not been approved in writing by Initial Member and the Manager (which approval shall not be unreasonably withheld).

“Servicer” shall have the meaning given in the preamble.

“Servicer Advances” shall mean advances made by or on behalf of the Servicer to fund

Servicing Expenses.

“Servicing Expenses” shall mean all customary and reasonable out-of-pocket fees, costs, expenses and indemnified amounts incurred in connection with servicing the Loans and the Acquired Property, including (i) any and all out-of-pocket fees, costs, expenses and indemnified amounts which a Borrower is obligated to pay to any Person or to reimburse to the lender, in each case, pursuant to the applicable Note or any other Loan Documents, including Escrow Advances, (ii) any and all reasonable out-of-pocket expenses necessary to protect or preserve the value of the Underlying Collateral or the priority of the Liens and security interests created by the Loan Documents relating thereto, including taxes, insurance premiums (including forced place insurance premiums), payment of ground rent, the costs of prevention of waste, repairs and maintenance, foreclosure expenses and legal fees and expenses relating to foreclosure or other litigation with respect to the Loans, (iii) any and all direct expenses related to the preservation, operation, management, leasing and sale of the Acquired Property (including real estate brokerage fees), (iv) Reimbursable Company Administrative Expenses, (v) subject to Section 4.6 of the LLC Operating Agreement (and excluding any amounts or claims the Private Owner is required to bear or indemnify pursuant to such Section 4.6), to the extent not covered by any of clauses (i) through (iv), legal fees and expenses (including judgments, settlements and reasonable attorneys fees) incurred by the Company, the Manager or the Servicer (including to reimburse any Subservicer) in its (or any Subservicer’s) defense of claims asserted against the Company (or the Manager, the Servicer or any Subservicer) that relate to one or more Loans or the conduct of the Business, and allege, as the basis for such claims, any act or omission of the Company (or the

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Manager, the Servicer or any Subservicer) but only if (1) such claims are not attributable to any act or omission of the Company, the Manager, the Servicer or any Subservicer in a manner inconsistent with, or in violation of, the Servicing Standard or any of the provisions of this Agreement, the LLC Operating Agreement or any other Ancillary Document, and, (2) (x) such claims are decided and there are final non appealable orders or judgments (unless the Initial Member has agreed in writing that no appeal needs to be taken) in favor of the Company (or the Manager or the Servicer) or if decided against the Company (or the Manager or the Servicer) without any finding of bad faith, gross negligence or willful misconduct on the part of any of the foregoing, or (y) there is entered into a final settlement of any such claim with the prior written consent of the Initial Member, (vi) subject to Section 4.6 of the LLC Operating Agreement, (x) expenses incurred in accordance with Section 4.5(c) of the Contribution Agreement and (y) expenses incurred in connection with any litigation (including any bankruptcy action) included in the Obligations (as defined in the Contribution Agreement) and assumed pursuant to Section 4.5(a) or (b) or Section 4.6 of the Contribution Agreement, (vii) any and all fees, costs and expenses in connection with the registration of the Purchase Money Notes as described in Article 2 of the Custodial and Paying Agency Agreement, including the fees for the registration of the Purchase Money Notes with the Depository Trust Company, and (viii) the costs of preparing, negotiating and recording any REO Mortgage (as defined in the Reimbursement, Security and Guaranty Agreement, including mortgage recording taxes) and the costs associated with the additional documentation required pursuant to Section 8.11 of the Reimbursement, Security and Guaranty Agreement, in each case pursuant to Section 8.11 of the Reimbursement, Security and Guaranty Agreement; provided, however, that Servicing Expenses shall not include any (A) Excluded Expenses or (B) costs or expenses to be funded (or which, assuming relevant conditions are satisfied, could be funded) using Funding Draws. For purposes of clarification, in connection with any reimbur sement rights of the Initial Member (or any Prior Servicer) with respect to the period prior to the Closing Date, Servicing Expenses shall not include any Corporate Advances (as defined in the Contribution Agreement) made prior to the Closing Date.

“Servicing Fee” shall have the meaning given in Section 2.3.

“Servicing Obligations” shall have the meaning given in Section 2.4.

“Servicing Standard” shall have the meaning given in Section 2.4.

“Servicing Transfer Date” shall mean, with respect to any particular Loan or Group of Loans, the later of the Effective Date and the applicable “Servicing Transfer Date” for such Loan or Group of Loans as defined in, and determined pursuant to, the Contribution Agreement.

“Site Assessment” shall have the meaning given in Section 3.3.

“Specified Date” shall mean the 10th day of each month, or such other day as is agreed to by the Servicer and the Manager, provided, however, that, in any case, if such day is not a Business Day, the Specified Date shall be the immediately preceding Business Day.

“Specified Parent(s)” with respect to the Servicer shall mean any Person or Persons that the Manager and the Initial Member may agree from time to time shall be designated as the “Specified Parent” with respect to the Servicer; provided, that, (i) the Servicer’s initial Specified Parent is Clayton Holdings LLC, a Delaware limited liability company.

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“Subservicer” shall have the meaning given in Section 4.1.

“Subservicing Agreement” shall have the meaning given in Section 4.2.

“Termination Notice” shall mean any written notice of termination required pursuant to Article VII.

“Transferred LLC Interest Sale Agreement” shall mean that certain Limited Liability Company Interest Sale and Assignment Agreement dated the Closing Date between the Initial Member and the Private Owner.

“Underlying Collateral” shall mean any and all real or personal property, whether tangible, intangible or mixed, securing or pledged to secure a Loan, including (i) any account, equipment, guarantee or contract right, equity, partnership or other interest that is the subject of any Underlying Collateral Document and (ii) as the context requires, Acquired Property, whether or not expressly specified.

“Underlying Collateral Document” shall mean any pledge agreement, security agreement, personal, corporate or other guaranty, deed of trust, deed, trust deed, deed to secure debt, mortgage, contract for the sale of real property, assignment, collateral agreement, stock power or other agreement or document of any kind, whether an original or a copy, whether similar to or different from those enumerated, (i) securing in any manner the performance or payment by any Borrower or any Obligor of its obligations or the obligations of any Borrower or any Obligor pursuant to any of the Loans or Notes evidencing the Loans, or (ii) evidencing ownership of any Acquired Property.

“Uniform Commercial Code” shall mean the Uniform Commercial Code as in effect in any applicable jurisdiction, as amended from time to time.

“Unpaid Principal Balance” shall mean, at any time, (a) when used in connection with multiple Loans, an amount equal to the aggregate then outstanding principal balance of such Loans, and (b) when used with respect to a single Loan, an amount equal to the then outstanding principal balance of such Loan; provided, however, that:

(i) with respect to any Loan Participation (and any related Acquired Property), the Unpaid Principal Balance of such Loan Participation shall include only the Company’s allocable share thereof in accordance with the applicable Loan Participation Agreement;

(ii) with respect to any Acquired Property that is included among the Loans on the Closing Date, the Unpaid Principal Balance of such Acquired Property shall initially be the amount set forth on the Loan Schedule, as adjusted to its Adjusted Cut-Off Date Unpaid Principal Balance (as defined in, and determined pursuant to, the Contribution Agreement), and thereafter determined in the same manner as all other Acquired Property;

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(iii) in the case of a Loan for which some or all of the related Underlying Collateral has been converted to Acquired Property (including REO Property), until such time as the Acquired Property (or any portion thereof) is liquidated, the unpaid principal balance of such Loan shall be deemed to equal the amount of the unpaid principal balance of such Loan (adjusted pro rata for debt forgiveness or retained indebtedness) at the time at which such Loan was converted to Acquired Property, plus, without duplication, any outstanding balance remaining on such Loan which is evidenced by a modification agreement or a replacement or successor promissory note executed by the borrower, less the net proceeds of any sales of any portions of the Acquired Property effective after such conversion.

(iv) the Unpaid Principal Balance with respect to any Acquired Property will be increased by the amount of, without duplication, (A) any Funding Draws applied with respect thereto in accordance with this Agreement or any Ancillary Document, and (B) any Servicing Expenses capitalized thereto in accordance with applicable Law to the extent that capitalizing such Servicing Expenses would have been permitted under the applicable Loan Documents prior to the conversion of the Loan to the Acquired Property.

“Working Capital Expenses” shall mean any Servicing Expenses, Pre-Approved Charges (as such term is defined in the Contribution Agreement), Funding Draws (or permitted uses thereof, as the context may require), Management Fee, Interim Management Fee, Interim Servicing Fee (as each term is defined in the LLC Operating Agreement) or fees of the Custodian and Paying Agent.

“Working Capital Reserve” has the meaning given in Section 2.6(a).

“Working Capital Reserve Account” shall mean a segregated trust or custodial account established and maintained at a branch of the Paying Agent pursuant to the Custodial and Paying Agency Agreement (as the “Working Capital Reserve Account” defined therein) for purposes of holding and disbursing the Working Capital Reserve.

Section 1.2 Construction. This Agreement shall be construed and interpreted in accordance with the following:

(a) References to “Affiliates” include, with respect to any specified Person, only such other Persons which from time to time constitute “Affiliates” of such specified Person, and do not include, at any particular time, other Persons that may have been, but at such time have ceased to be, “Affiliates” of such specified Person, except to the extent that any such reference specifically provides otherwise.

(b) The term “or” is not exclusive.

(c) A reference to a Law includes any amendment, modification or replacement to such Law.

(d) References to any document, instrument or agreement (including this Agreement) (a) shall be deemed to include all appendices, exhibits, schedules and other attachments thereto and all documents, instruments or agreements issued or executed in replacement thereof, and (b) shall mean such document, instrument or agreement, or replacement thereto, as amended, modified and supplemented from time to time in accordance with its terms and as the same is in effect at any given time.

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(e) Unless otherwise specified, the words “hereof,” “herein” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(f) The words “include” and “including” and words of similar import are not limiting, and shall be construed to be followed by the words “without limitation,” whether or not they are in fact followed by such words.

(g) The word “during” when used with respect to a period of time shall be construed to mean commencing at the beginning of such period and continuing until the end of such period.

(h) Unless the context otherwise requires, singular nouns and pronouns when used herein shall be deemed to include the plural and vice versa and impersonal pronouns shall be deemed to include the personal pronoun of the appropriate gender.

ARTICLE II

SERVICING OBLIGATIONS OF THE SERVICER

Section 2.1 Appointment and Acceptance as Servicer. Effective as of the date hereof (and, with respect to each Loan or Group of Loans, as of the applicable Servicing Transfer Date with respect thereto), the Manager appoints the Servicer to service, administer, manage and dispose of the Loans and the Underlying Collateral on behalf of and as an agent of the Manager.

Section 2.2 Limited Power of Attorney. The Manager hereby grants to the Servicer a limited power of attorney to execute all documents on its behalf (including as the “Manager” of the Company, in turn acting on behalf of the Company) in accordance with the Servicing Standard set forth below and as may be necessary to effectuate the Servicer’s obligations under this Agreement until such time as the Manager revokes said limited power of attorney. Revocation of the limited power of attorney shall take effect upon: (i) the receipt by the Servicer of written notice thereof from or on behalf of the Manager, or (ii) termination of this Agreement pursuant to Article VII.

Section 2.3 Servicing Fee. As consideration for servicing the Loans and the Underlying Collateral, the Manager shall pay the Servicer a servicing fee in the amount and at such times as are set forth on the Fee Schedule (the “Servicing Fee”).

Section 2.4 Servicing Standard. The Servicer shall take such actions and perform such duties in connection with the servicing, administration, management and disposition of the Loans and Underlying Collateral as are set forth on Schedule 3, as the same may be amended from time to time by the Manager and the Servicer (the “Servicing Obligations”). The Servicer shall perform its Servicing Obligations (i) in the best interests and for the benefit of the Company, (ii) in accordance with the terms of the Loans (and related Loan Documents), (iii) in accordance with

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the terms of this Agreement (including this Article II), (iv) in accordance with all applicable Law, (v) subject to Section 5.7, in accordance with the requirements of the LLC Operating Agreement, the Custodial and Paying Agency Agreement and the other Ancillary Documents, and (vi) to the extent consistent with the foregoing terms, in the same manner in which a prudent servicer would service and administer similar loans and in which a prudent servicer would manage and administer similar properties for its own portfolio or for other Persons, whichever standard is higher, but using no less care and diligence than would be customarily employed by a prudent servicer following customary and usual standards of practice of prudent mortgage lenders, loan servicers and asset managers servicing, managing and administering similar loans and properties on an arms’ length basis, provided that, with respect to each Loan and related Underlying Collateral, in the absence of a customary and usual standard of practice, the Servicer shall comply with the applicable Fannie Mae Guidelines, if any, with respect to similar loans or properties in similar situations (the requirements in clauses (i) through (vii) collectively, the “Servicing Standard”). In addition, the Servicer shall perform its Servicing Obligations without regard to (a) any relationship that the Servicer, the Company, the Manager or any Subservicer or any of their respective Affiliates may have to any Borrower or Obligor or any of their respective Affiliates, including any other banking or lending relationship and any other relationship described in Section 5.1(h), (b) the Company’s, the Manager’s, the Servicer’s or any Subservicer’s obligation to make disbursements and advances with respect to the Loans and the Underlying Collateral, (c) any relationship that the Servicer or any Subservicer may have to each other or to the Company, the Manager or any of their respective Affiliates, or any relationship that any of their respective Affiliates may have to the Company, the Manager or any of their respective Affiliates (other than the contractual relationship evidenced by this Agreement or any Subservicing Agreement), and (d) the Servicer’s or any Subservicer’s right to receive compensation (including the Servicing Fee) for its services under this Agreement or any Subservicing Agreement.

Section 2.5 Collection Account.

(a) The Servicer shall deposit into the Collection Account all Loan Proceeds on a daily basis (without deduction or setoff as provided in Section 11.2 hereof) within two Business Days after receipt thereof by the Servicer. The Servicer shall not cause funds from any other source (other than interest or earnings on the Loan Proceeds and the proceeds of Excess Working Capital Advances and Discretionary Funding Advances and other funds expressly permitted to be deposited into the Collection Account pursuant to the Custodial and Paying Agency Agreement) to be commingled in the Collection Account.

(b) Except as otherwise directed by the Manager, any and all amounts on deposit in (or that are required to have been deposited into) the Collection Account (including interest and earnings thereon) shall be disbursed strictly in accordance with this Agreement (including the additional terms and conditions set forth in the Servicing Obligations) for purposes of payment of applicable Working Capital Expenses (including the making of applicable Funding Draws); provided, however, that if the Servicer or any Subservicer erroneously deposits any amounts into the Collection Account, it may withdraw such erroneously deposited amount.

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(c) Except as otherwise directed by the Manager, any and all amounts required to be remitted by the Servicer to the Collection Account under this Agreement shall be remitted by wire transfer, in immediately available funds.

(d) The Collection Account (and all funds therein) will be subject to an account control agreement among the Company, the Collateral Agent and the Paying Agent.

Section 2.6 Working Capital Account.

(a) Pursuant to the LLC Operating Agreement and the Custodial and Paying Agency Agreement, the Company has established the Working Capital Reserve Account to be maintained with the Paying Agent, and the Initial Member and the Private Owner have funded into such Working Capital Reserve Account a reserve (together with such additional amounts as may from time to time be in such Working Capital Reserve Account, the “Working Capital Reserve”) in an initial amount of $24,000,000 for purposes of funding Working Capital Expenses of the Company to the extent there are insufficient funds for payment of the same from the funds in the Collection Account. Except as otherwise directed by the Manager, the Servicer shall not cause funds from any other source (other than interest or earnings on the Working Capital Reserve) to be commingled in the Working Capital Reserve Account (it being understood that deposits into such Working Capital Reserve Account shall be made only pursuant to the Custodial and Paying Agency Agreement).

(b) Except as otherwise directed by the Manager, any and all amounts on deposit in the Working Capital Reserve Account (including interest and earnings thereon) shall be disbursed strictly in accordance with this Agreement (including the additional terms and conditions set forth in the Servicing Obligations).

(c) The Working Capital Account (and all funds therein) will be subject to an account control agreement among the Company, the Collateral Agent and the Paying Agent.

Section 2.7 Escrow Accounts. Except as otherwise directed by the Manager, the Servicer shall establish and maintain one or more Eligible Accounts, each of which shall be held in trust for the benefit of the Company and the Collateral Agent (each, an “Escrow Account”, which term shall include all so-called “lockbox” accounts maintained under the Loan Documents and any other accounts maintained by the Company under the Loan Documents for amounts deposited or required to be depoisted therein by the applicable Borrower). Except as otherwise directed by the Manager, the Servicer shall deposit into the applicable Escrow Account on a daily basis all collections from the Borrowers for the payment of taxes, assessments, hazard insurance premiums, and comparable items for the account of the Borrowers, and all other amounts required to be deposited in such Escrow Account pursuant to the applicable Loan Documents. The Servicer shall pay to the Borrowers interest on funds in Escrow Accounts to the extent required by Law or the applicable Loan Documents.

Section 2.8 Other Accounts. At the direction of the Manager, the Servicer shall establish and maintain such other Eligible Accounts as may be directed by the Manager, each of which shall be held in trust for the benefit of the Company and the Collateral Agent, and shall be funded and disbursed only in accordance with such instructions as are provided by the Manager (“Other Accounts”).

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Section 2.9 Maintenance of Insurance Policies; Errors and Omissions and Fidelity Coverage.

(a) The Servicer and each Subservicer shall cause insurance coverage to be maintained for the Underlying Collateral (including any Acquired Property) as required under the Reimbursement, Security and Guaranty Agreement and the LLC Operating Agreement, including, whether or not so required (but in all events subject to the requirements in LLC Operating Agreement and, for so long as the same remain in effect the Reimbursement, Security and Guaranty Agreement), insurance from an insurer reasonably acceptable to the Manager for each Loan with respect to which the Borrower has failed to maintain required insurance, fire, hurricane, flood and hazard insurance with extended coverage as is customary in the area in which the Underlying Collateral is located and in such amounts and with such deductibles as, from time to time, is directed by the Manager.

(b) The Servicer and each Subservicer shall maintain each of the following types of insurance coverage having such limits as described below:

(i) Errors & Omissions Liability with limits of not less than $10,000,000 per claim and $10,000,000 in the aggregate. The Manager shall be notified immediately upon the reduction of or potential reduction of 50% of the limits. The Manager may require that the Servicer and each Subservicer purchase additional limits to provide back to the required limits as stated above. “Potential reduction of 50%” shall mean any knowledge by the Servicer or Subservicer, as applicable, that a claim or the sum of all claims, current or initiated after effective date of policy which would reduce the limits by 50%.

(ii) Directors & Officers Liability with limits of not less than $10,000,000 each claim and $10,000,000 in the aggregate.

(iii) Crime Insurance or a Fidelity Bond in an amount of not less than $10,000,000 covering employee theft, forgery & alteration, wire/funds transfer, computer fraud, client coverage. Such coverage shall insure all employees or any other persons authorized by Servicer or Subservicer to handle any funds, money, documents and papers relating to any Loan, and shall protect the Servicer or Subservicer, as applicable, against losses arising out of theft, embezzlement, fraud, misplacement, and other similar causes. The Manager and the Company shall each be named as a loss payee with respect to claims arising out of assets handled under this Agreement or any applicable Servicing Agreement or Subservicing Agreement.

(iv) General Liability with limits of not less than $1,000,000 each occurrence, $2,000,000 in the aggregate, including coverage for products/completed operations, advertising and personal injury. The Manager and the Company shall each be named as additional insured. Policy shall include a Waiver of Subrogation in favor of the Manager and the Company.

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(v) Auto Liability with a combined single limit of not less than $1,000,000 to provide coverage for any owned, hired, or non-owned vehicles.

(vi) Workers Compensation in such amount as required by the states in which the Servicer or Subservicer, as applicable, operates, including coverage for Employer’s Liability in an amount not less than, $1,000, 000. Policy shall include a Waiver of Subrogation in favor of the Manager and the Company.

(vii) Umbrella Liability in an amount of not less than $10,000,000 each occurrence and in the aggregate.

All such policies shall be written with carriers having a minimum insurer rating of A- VIII from A.M. Best and A from Standard & Poor’s. All such policies shall have a minimum notice of cancellation of thirty (30) days, except for non-payment of premium whereby a ten (10) day notice of cancellation is acceptable. Certificates shall show each of the Manager and the Company as certificate holder, or as otherwise designated by the language in clauses (i)-(vii) above.

The Servicer shall provide (or shall cause each Subservicer to provide) the Purchase Money Notes Guarantor, the Manager and the Initial Member with certificates evidencing all such policies on the Effective Date (and, with respect to each Loan, the applicable Servicing Transfer Date with respect thereto) and each anniversary of the Closing Date thereafter, and otherwise upon request of the Manager, the Purchase Money Notes Guarantor or the Initial Member. Copies of fidelity bonds and insurance policies required to be maintained pursuant to this Section 2.9 shall be made available to the Manager, the Purchase Money Notes Guarantor and the Initial Member or their respective representatives on the Effective Date (and, with respect to each Loan, on the applicable Servicing Transfer Date with respect thereto), and shall otherwise be made available to any of the Manager, the Purchase Money Notes Guarantor and the Initial Member and their respective representative upon request.

Section 2.10 Funding of Working Capital Expenses and Funding Draws. To the extent set forth in, and subject to the terms of, this Agreement (including the Servicing Obligations), the Servicer shall, on behalf of the Manager, in turn acting on behalf of the Company (and from Company funds made available by the Manager), make applicable Funding Draws and pay other applicable Working Capital Expenses; provided that the making of the same is consistent with the applicable terms and conditions in the Custodial and Paying Agency Agreement and, subject to Section 5.7, the applicable terms and conditions in the LLC Operating Agreement and the other Ancillary Documents. Servicer acknowledges that (a) subject to the Custodial and Paying Agency Agreement (and any permitted transfer or release as funds as provided therein), the Working Capital Reserve shall be used exclusively for funding of Working Capital Expenses (including the making of applicable Funding Draws with respect to specified Loans or related Acquired Property), but only if there are insufficient available funds in the Collection Account; (b) proceeds of Discretionary Funding Advances shall be used exclusively for making Funding Draws with respect to specified Loans or related Acquired Property (and in no event may

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Discretionary Funding Advances be used for payment of any Working Capital Expenses other than Funding Draws); and (c) proceeds of Excess Working Capital Advances shall be used exclusively for payment Working Capital Expenses other than Funding Draws (and in no event may Excess Working Capital Advances be used for the making of any Funding Draws) and for such other purposes as may be expressly permitted pursuant to the LLC Operating Agreement.

Section 2.11 Expenses. Except as otherwise directed by the Manager, the Servicer shall use its reasonable best efforts to recover from Borrowers and Obligors all amounts of Servicing Expenses that are advanced by the Servicer (as permitted or required pursuant to the Servicing Obligations) as Servicer Advances to the extent that the Borrowers and Obligors are responsible for such Servicing Expenses under the Loan Documents. All such amounts not recovered from Borrowers or Obligors and all other Servicer Advances shall be reimbursed only in accordance with the terms set forth on Schedule 4, as the same may be amended from time to time by the Manager (without the consent of the Initial Member) and the Servicer. In no event may any Servicer Advances be deductible from or netted against any Loan Proceeds. In the event the Servicer is reimbursed for any amount that does not qualify as a Servicing Expense, the Servicer shall be obligated to refund such amounts to the Manager, or, if so directed by the Manager, directly to the Company (to the Collection Account) on the Specified Date immediately following the Servicer’s receipt of notice from the Manager requesting the same. No Servicer Advances shall bear interest chargeable in any way to the Company or deductible from any Loan Proceeds.

Section 2.12 Insured or Guaranteed Loans. If any Loans being serviced pursuant to this Agreement are insured or guaranteed by any Governmental Authority, the Servicer acknowledges and agrees that, if the Manager so directs pursuant to the Servicing Obligations with respect to such Loans, it shall take any and all actions as may be necessary to insure that such insurance or guarantees remain in full force and effect. The Servicer acknowledges and agrees that, upon assumption of the Servicing Obligations with respect to the Loans pursuant to this Agreement, it agrees to fulfill all of the Company’s obligations under the contracts of insurance or guaranty.

Section 2.13 Registration with MERS. In the event that any of the Loans are (or are required by the Servicing Obligations to be) registered on the MERS® System, the Servicer shall maintain (or register, as applicable) such Loan on the MERS® System and execute and deliver on behalf of the Company (including, as applicable, on behalf of the Manager, in turn on behalf of the Company) any and all instruments of assignment and other comparable instruments with respect to such assignment or re-recording of a mortgage securing a Loan in the name of MERS®, solely as nominee for the Company and its successors and assigns. With respect to each Loan that is registered on the MERS® System, (A) the Servicer shall be designated as the “servicer” and the “investor” with respect to such Loan, and, if applicable, the Manager may cause or permit an applicable Subservicer to be designated as the “subservicer” with respect to such Loan (provided, that, at the option of the Manager in accordance with the LLC Operating Agreement and so long as each applicable designee is and remains a MERS member in good standing, (1) the Company may be designated as the “investor” with respect to any such Loan, and (2) the Manager may be designated as the “servicer” with respect to any such Loan, in which case the Servicer shall be designated as the “subservicer” with respect thereto), and (B) no other Person shall be identified on the MERS® System as having any interest in such Loan unless

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otherwise consented to by the Manager (or required pursuant to the Electronic Tracking Agreement). Except as otherwise directed by the Manager (in connection with a voluntary removal by the Manager of any Loan from the MERS® System pursuant to Section 12.3(g) of the LLC Operating Agreement), all Loans registered on the MERS® System shall remain registered on the MERS® System unless default, foreclosure or similar legal or MERS® requirements dictate otherwise. The Servicer shall provide the Manager and the Initial Member with such reports from the MERS® System as the Manager or the Initial Member, from time to time, may request, including to allow the Manager and the Initial Member to verify the Persons identified on the MERS® System as having any interest in any of the Loans and to confirm that the Loans required to be registered on the MERS® System are so registered. For so long as any Loans remain registered with MERS, the same shall be subject to an Electronic Tracking Agreement in the form of Exhibit B, and, to the extent any such Loans are so registered with MERS as of the Closing Date, the Servicer, together with the Manager, the Collateral Agent and the Initial Member, shall execute such Electronic Tracking Agreement on the Closing Date and deliver the same to MERS. Without limiting the foregoing, upon the request of the Manager or the Initial Member, the Servicer shall cause MERS to run a query with respect to any and all specified fields on the MERS® System with respect to any or all of the Loans registered on the MERS® System and provide the results to the Manager and the Initial Member and, if requested by the Manager or the Initial Member (and subject to any applicable provisions of the Electronic Tracking Agreement), shall cause MERS to change the information in such fields, to the extent MERS will do so in accordance with its policies and procedures, to reflect its instructions.

ARTICLE III

LOAN DEFAULTS; ACQUISITION OF COLLATERAL

Section 3.1 Delinquency Control. Except as otherwise directed by the Manager , the Servicer shall maintain a collection department that substantially complies with the Servicing Standard and protects the Company’s interests in the Loans and the Underlying Collateral in accordance with the Servicing Standard.

Section 3.2 Discretion of the Servicer in Responding to Defaults of Borrower. Upon the occurrence of an event of default under any of the Loan Documents, but subject to the other terms and conditions of this Agreement, including the Servicing Obligations of the Servicer and such direction as the Manager may otherwise provide that is consistent with the Servicer’s compliance with the Servicing Standard, the Servicer, with the consent of the Manager, shall cause to be determined the response to such default and course of action with respect to such default, including (a) the selection of attorneys to be used in connection with any action, whether judicial or otherwise, to protect the interests of the Company in the Loan and the Underlying Collateral, (b) the declaration and recording of a notice of such default and the acceleration of the maturity of the Loan, (c) the institution of proceedings to foreclose the Loan Documents, Underlying Collateral or Acquired Property securing the Loan pursuant to the power of sale contained therein or through a judicial action, (d) the institution of proceedings against any Obligor, (e) the acceptance of a deed in lieu of foreclosure, (f) the purchase of the real property Underlying Collateral at a foreclosure sale or trustee’s sale or the purchase of the personal property Underlying Collateral at a Uniform Commercial Code sale, and (g) the institution or continuation of proceedings to obtain a deficiency judgment against such Borrower or any Obligor and the collection of such judgment. Notwithstanding anything to the contrary

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contained herein, but subject to Section 5.7, the Servicer shall not, in connection with any such default or otherwise, take (or refrain from taking) any action if the taking (or refraining from taking) of such action is inconsistent with the terms of the LLC Operating Agreement or any other Ancillary Documents without the prior written consent of the Manager.

Section 3.3 Acquisition of Acquired Property. Any acquisition of Underlying Collateral shall conform with the terms and conditions of this Agreement (including the Servicing Obligations of the Servicer). With respect to any Loan as to which the Servicer has received actual notice of, or has actual knowledge of, any Environmental Hazard with respect to the related Underlying Collateral, the Servicer shall immediately provide written notice of same to the Manager. In addition, if the Manager so directs, prior to the acquisition of title to any Underlying Collateral, the Servicer shall cause to be commissioned with respect to such Underlying Collateral (i) a Transaction Screen Process consistent with ASTM Standard E 1528- 06, by an environmental professional or (ii) such other site inspections and assessments by a Person who regularly conducts environmental audits using customary industry standards as would customarily be undertaken or obtained by a prudent lender in order to ascertain whether there are any actual or threatened Environmental Hazards (a “Site Assessment”), and the cost of such Site Assessment shall be deemed to be a Servicing Expense as long as the costs for such Site Assessment were not paid to any Affiliate of the Manager or any Affiliate of the Servicer or any Subservicer. Except as is otherwise directed by the Manager, the Servicer or any Subservicer shall not acquire or otherwise cause the Company or any subsidiary or other entity in which the Company owns any interest to acquire all or any portion of any Underlying Collateral having any actual or threatened Environmental Hazard by foreclosure, deed in lieu of foreclosure, power of sale or sale pursuant to the Uniform Commercial Code or otherwise. If title to any Underlying Collateral that constitutes real property is to be acquired by foreclosure, by deed in lieu of foreclosure, by power of sale or by sale pursuant to the Uniform Commercial Code, or otherwise, title to such Acquired Property shall be taken by and held in the name of an Ownership Entity; provided, however, that for any Underlying Collateral which becomes Acquired Property after the Servicing Transfer Date relating thereto and with respect to which there exists any Environmental Hazard, the Ownership Entity that holds such Underlying Collateral may hold title only to the relevant Underlying Collateral with respect to which the Environmental Hazard exists.

Section 3.4 Administration of REO Properties. In addition to any other terms and conditions set forth herein, in connection with any REO Properties, the Servicer shall, in each case subject to applicable instructions from the Manager and the Servicing Obligations, comply with the following terms and conditions:

(a) The Servicer shall cause the applicable Ownership Entity to maintain insurance in compliance with applicable requirements herein and in the LLC Operating Agreement.

(b) The Servicer shall cause the applicable Ownership Entity to (i) perform the obligations that such Ownership Entity is required to perform under the leases to which it is a party in all material respects and (ii) enforce, in accordance with commercially reasonable practices for properties similar to the applicable REO Property, the material obligations to be performed by the tenants under such leases.

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(c) The Servicer shall not permit any Ownership Entity to initiate or consent to any zoning reclassification of any portion of the REO Property owned by such Ownership Entity, or use or permit the use of any portion of an REO Property in any manner that could result in such use (taking into account any applicable variance obtained in accordance with the Servicing Standard) becoming a non-conforming use under any zoning ordinance or any other applicable land use law, rule or regulation, without the prior consent of the Manager, the Collateral Agent and the Initial Member.

(d) The Servicer shall not permit any Ownership Entity to suffer, permit or initiate the joint assessment of REO Property (i) with any other real property constituting a tax lot separate from such REO Property, and (ii) with any portion of an REO Property which may be deemed to constitute personal property, or any other procedure whereby the lien of any taxes which may be levied against such personal property shall be assessed or levied or charged to such REO Property.

(e) From and after the completion of any buildings or other improvements at an REO Property, the Servicer shall cause the applicable Ownership Entity to maintain such REO Property in a good and safe condition and repair (subject to such alterations as the Manager may from time to time determine to be appropriate in accordance with the Servicing Standard and applicable requirements herein and in the Ancillary Documents) and in accordance with applicable Law.

(f) All property managers with respect to any REO Property shall, in their respective property management agreements or by separate agreement, subordinate their rights under such agreements (including their right to receive management fees) to the rights and interest of the Collateral Agent under the applicable REO Mortgage (as defined in the Reimbursement, Security and Guaranty Agreement).

(g) With respect to any REO Property that is leased under a ground or other lease (in each case, a “ground lease”), the Servicer shall cause the applicable Ownership Entity to (i) pay all rents and other sums required to be paid by the tenant under and pursuant to the provisions of the applicable ground lease as and when such rent or other charge is payable, and (ii) diligently and timely perform and observe all of the terms, covenants and conditions binding on the tenant under the ground lease. The Servicer shall not permit the applicable Ownership Entity to subordinate or consent to the subordination of any ground lease to any mortgage, lease or other interest on or in the ground lessor’s interest in the applicable REO Property without the prior consent of the Manager and the Collateral Agent unless such subordination is required under the provisions of such ground lease.

(h) In the event the Manager elects to fund the construction of the REO Property (pursuant to Funding Draws for such purpose), then the Servicer shall cause each Ownership Entity to pursue with diligence the construction of the REO Property owned by such Ownership Entity (i) in accordance with the construction, construction management (if any) and all other material contracts relating to such construction, and all requirements of Law, all restrictions, covenants and easements affecting such REO Property, and all applicable governmental approvals, (ii) in substantial compliance with the plans and specifications therefor as in existence on the Closing Date and as thereafter modified by the Manager (or the Servicer,

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to the extent permitted in the Servicing Obligations), (iii) in a good and workmanlike manner and free of defects, (iv) in a manner such that such REO Property remains free from any Liens, claims or assessments (actual or contingent) for any material, labor or other item furnished in connection therewith and (v) in conformance with the requirements for Funding Draws.

(i) Notwithstanding any other provision of this Section 3.4 to the contrary, (i) in operating, managing, leasing or disposing of any REO Property, the Servicer shall act in the best interests of the Company, and the members and creditors of the Company (including the FDIC in its various capacities) and in accordance with the Servicing Standard, and (ii) without relieving the Servicer of any obligation elsewhere in this Agreement, and subject to any applicable Servicing Obligations, the Servicer shall not be required to act in accordance with a specific provision of this Section 3.4 if such action is (A) not in the best interests of Company and the members and creditors of the Company (including the FDIC in its various capacities), as determined by the Servicer in the exercise of its reasonable discretion, or (B) not in accordance with the Servicing Standard.

(j) The Servicer shall furnish to the Manager, the Collateral Agent and the Initial Member such reports regarding the construction, leasing and sales efforts of or relating to the REO Property as the Manager, the Collateral Agent or the Initial Member shall reasonably request.

ARTICLE IV

SUBSERVICING

Section 4.1 Retention of Subservicer. The Servicer may engage or retain one or more subservicers, including Affiliates of the Manager or of the Servicer (individually and collectively, “Subservicer”), as it may deem necessary and appropriate, provided that any Subservicer meets the requirements set forth in the definition of Qualified Servicer.

Section 4.2 Subservicing Agreement Requirements. Any subservicing agreement with any Subservicer (“Subservicing Agreement”) shall, among other things:

(a) provide for the servicing of the Loans and management of the Underlying Collateral by the Subservicer in accordance with the Servicing Standard and the other terms of this Agreement and the LLC Operating Agreement;

(b) be terminable upon no more than thirty (30) days prior notice in the event of any Event of Default (as defined in the LLC Operating Agreement), any Default under this Agreement or any default under the Subservicing Agreement as set forth in Section 4.2(m) below;

(c) provide that the Servicer as well as the Manager and the Initial Member shall each be entitled to exercise termination rights thereunder;

(d) provide that the Subservicer and the Servicer acknowledge that the Subservicing Agreement constitutes a personal services agreement between the Servicer and the Subservicer;

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(e) provide that each of the Initial Member and the Manager is a third party beneficiary under the Subservicing Agreement for all purposes and is entitled to enforce the Subservicing Agreement, and that each of the FDIC, the Purchase Money Notes Guarantor and the Company is a third party beneficiary thereunder to the extent of any rights expressly granted to such Person under the Subservicing Agreement (and such Subservicing Agreement shall include rights in favor of the FDIC, the Purchase Money Notes Guarantor and the Company that are equivalent to the rights granted to such Persons hereunder) and is entitled to enforce the Subservicing Agreement with respect to such rights; and further provide that in no event shall any amendment or waiver to any such Subservicing Agreement limit or affect any rights of any such third party beneficiary thereunder without the express written consent of such third party beneficiary;

(f) provide that (i) upon removal of the Manager as the “Manager” pursuant to the LLC Operating Agreement and/or notice from the Initial Member or the Manager of the occurrence of any Event of Default (as defined in the LLC Operating Agreement) under the LLC Operating Agreement, the Initial Member (and any successor “Manager” under the LLC Operating Agreement) may exercise all of the rights of the Manager under this Agreement and further cause the termination or assignment to any other Person of this Agreement (and, in the event of any such termination or assignment of this Agreement, the termination or assignment of any Subservicing Agreement), without penalty or payment of any fee, and (ii) upon the occurrence of any Default under this Agreement, each of the Manager (or applicable successor “Manager” under the LLC Operating Agreement) and the Initial Member may exercise all of the rights of (A) the Manager under this Agreement and cause the termination or assignment of this Agreement to any other Person, without penalty or payment of any fee, and (B) the Servicer under the Subservicing Agreement and cause the termination or assignment of the Subservicing Agreement to any other Person, without penalty or payment of any fee;

(g) provide that the Initial Member, the Manager, the Purchase Money Notes Guarantor and the Company (and each of their respective representatives) shall each have access to and the right to review, copy and audit the books and records of the Subservicer and that the Subservicer shall make available its officers, directors, employees, accountants and attorneys to answer the Initial Member’s, the Manager’s, the Purchase Money Notes Guarantor’s and the Company’s (and each of their respective representatives’) questions or to discuss any matter relating to the Subservicer’s affairs, finances and accounts, as they relate to the Loans, the Underlying Collateral, the Servicing Obligations, the Collection Account, the Escrow Accounts or any Other Accounts established or maintained pursuant to this Agreement or the Subservicing Agreement, accounts created under the Custodial and Paying Agency Agreement or any matters relating to this Agreement or the Subservicing Agreement or the rights or obligations thereunder;

(h) provide that all Loan Proceeds are to be deposited into the Collection Account on a daily basis (without reduction or setoff as provided in Section 11.12 hereof) within two Business Days of receipt and that under no circumstances are any funds, other than Loan Proceeds and interest and earnings thereon and the proceeds of Working Capital Advances and Discretionary Funding Advances, to be commingled into the Collection Account;

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(i) provide that the Subservicer shall not sell, transfer or assign its rights under the Subservicing Agreement with the Servicer and that any prohibited sale, transfer or assignment shall be void ab initio;

(j) provide that the Subservicer consents to the immediate termination of the Subservicer pursuant to Section 7.2 of this Agreement;

(k) provide that there shall be no right of setoff on the part of the Subservicer against the Loan Proceeds (or the Company);

(l) provide for such other matters as are necessary or appropriate to ensure that the Subservicer is obligated to comply with the Servicing Obligations of the Servicer hereunder in the conduct of such matters as are delegated to the Subservicer;

(m) (i) contain default provisions that relate to the actions of the Subservicer that correspond to the provisions of Section 7.1(a), (b), (c), (d), (e), (f), and (g) and (h) of this Agreement, and (ii) provide that each of the Manager and the Initial Member has the right (x) to terminate the Subservicing Agreement by providing written notice upon the occurrence of any such default, without any cure period other than as may be provided for in such default provisions under such Subservicing Agreement (which cure periods shall be no longer than the cure provisions in the corresponding provisions of Section 7.1 of this Agreement), and (y) otherwise to enforce the rights of the Servicer under the Subservicing Agreement;

(n) provide that (i) the Subservicer consents to its immediate termination under the Subservicing Agreement upon the occurrence of any of (x) a Default under Section 7.1(b) of this Agreement, or (y) an Insolvency Event with respect to the Subservicer or any of its Related Parties, and (ii) the occurrence of any Insolvency Event with respect to the Subservicer or any of its Related Parties constitutes a default under the Subservicing Agreement;

(o) provide a full release and discharge of the Initial Member, the Company, the Existing Servicers (as defined in the Contribution Agreement), the FDIC, in relation to any particular Loan, the relevant Failed Bank and any predecessor-in-interest thereof, any Ownership Entities existing as of the applicable Servicing Transfer Date, and all of their respective officers, directors, employees, agents, attorneys, contractors and representatives, and all of their respective successors, assigns and Affiliates (but excluding, in all cases, the Manager) (any such Person, a “Prior Servicer” and collectively, the “Prior Servicers”), from any and all claims (including any counterclaim or defensive claim), demands, causes of action, judgments or legal proceedings and remedies of whatever kind or nature that the Subservicer had, has or might have in the future, whether known or unknown, which are related in any manner whatsoever to the servicing of the Loans by the Prior Servicers prior to the applicable Servicing Transfer Date (other than due to gross negligence, violation of law or willful misconduct of such Prior Servicer);

(p) provide that, to the extent required under Section 2.13 hereof (or Section 12.3(g) of the LLC Operating Agreement), all Loans registered on the MERS® System shall remain registered unless default, foreclosure or similar legal or MERS requirements dictate otherwise;

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(q) provide that the Subservicer shall immediately notify the Manager and the Initial Member upon becoming aware of any Subservicer or any Affiliate thereof at any time, (i) being or becoming a partner or joint venturer with any Borrower or Obligor, (ii) being or becoming an agent of any Borrower or Obligor, or allowing any Borrower or Obligor to be an agent of such Subservicer or of any Affiliate thereof, or (iii) having any interest whatsoever in any Borrower or Obligor; and

(r) not conflict with the Servicing Standard or any other terms or provisions of this Agreement, the LLC Operating Agreement, the Custodial and Paying Agency Agreement or any of the other Ancillary Documents insofar as such other terms or provisions apply to the Subservicer or the Servicing Obligations. Nothing contained in any Subservicing Agreement shall alter any obligation of the Servicer under this Agreement or the Manager under the LLC Operating Agreement and, in the event of any inconsistency between the Subservicing Agreement and the terms of either this Agreement or the LLC Operating Agreement, the terms of this Agreement or the LLC Operating Agreement, as applicable, shall apply.

Section 4.3 Servicer Liable for Subservicers. Notwithstanding anything to the contrary contained herein, the use of any Subservicer shall not release the Servicer from any of its Servicing Obligations or other obligations under this Agreement, and the Servicer shall remain responsible and liable for all acts and omissions of each Subservicer as fully as if such acts and omissions were those of the Servicer. All actions of any Subservicer performed pursuant to the Subservicing Agreement with the Servicer shall be performed as an agent of the Servicer. No Subservicer shall be paid any fees or indemnified out of any Loan Proceeds, it being understood that all fees and related costs and liabilities of retaining any Subservicers shall be the sole responsibility of the Servicer.

Section 4.4 Manager Approval Required. Each Subservicing Agreement and all amendments and modifications thereto and the selection of the Subservicer, regardless of whether the Subservicer is an Affiliate of the Servicer, shall be subject to the prior written approval of the Manager (which approval shall not be unreasonably withheld, delayed or conditioned so long as the provisions required under Section 4.2 are not modified or deleted). A copy of all Subservicing Agreements, as executed and delivered and all amendments thereto, shall be provided to the Manager.

Section 4.5 Regulation AB Requirements. The Servicer shall use commercially reasonable efforts to maintain in place, and to confirm, where applicable, that each Subservicer has in place, policies and procedures to comply with the relevant servicing criteria provisions of Section 1122(d)(1) of Regulation AB that are applicable and relate to the servicing being conducted under this Agreement, including for purposes of preparation and delivery of the annual reports (including the independent accountant report) required pursuant to Section 5.2(g) below; provided that the following Regulation AB criteria shall not be deemed relevant to the servicing being conducted under this Agreement: Section 1122(d)(1)(iii) regarding backup servicer requirements; Sections 1122(d)(3)(i-iv) regarding paying agent requirements; and Section 1122(d)(4)(xv) regarding external credit enhancement.

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ARTICLE V

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SERVICER

Section 5.1 Representations and Warranties. The Servicer hereby makes the following representations and warranties as of the date hereof:

(a) The Servicer (i) is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) has qualified or will qualify to transact business as a foreign entity and will remain so qualified, in the state or states and other jurisdictions where the Loans or the nature of the Servicer’s activities under this Agreement makes such qualification necessary; (iii) has all licenses and other governmental approvals necessary to carry on its business as now being conducted and to perform its obligations hereunder; and (iv) has established and shall maintain its principal place of business in the United States.

(b) The Servicer has all requisite power, authority and legal right to service each Loan, and to execute, deliver and perform, and to enter into and consummate the transactions contemplated by, this Agreement, and this Agreement has been duly authorized by all requisite corporate action on the part of the Servicer.

(c) This Agreement and all agreements contemplated hereby to which the Servicer is or will be a party constitute the valid, legal, binding and enforceable obligations of the Servicer, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally, and by general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law); and all requisite corporate action has been taken by the Servicer to make this Agreement and all agreements contemplated hereby to which the Servicer is or will be a party valid and binding upon the Servicer in accordance with their terms and conditions.

(d) The Persons executing this Agreement on behalf of the Servicer are duly authorized to do so.

(e) The execution and delivery of this Agreement by the Servicer, the servicing of the Loans and the Underlying Collateral under this Agreement, the consummation of any other of the transactions contemplated by this Agreement, and the fulfillment of or compliance with the terms hereof are in the ordinary course of business of the Servicer and will not (i) result in a breach of any term or provision of the articles or charter or bylaws or other organizational documents of the Servicer; (ii) conflict with, result in a breach, violation or acceleration of, or result in a default (or an event which, with notice or lapse of time, or both, would constitute a default) under the terms of any agreement or other instrument to which the Servicer is a party or by which it may be bound; or (iii) constitute a violation of any Law applicable to the Servicer, and the Servicer is not in breach or violation of any agreement or instrument, or in violation of any Law of any Governmental Authority having jurisdiction over it which breach or violation may impair the Servicer’s ability to perform or meet any of its obligations under this Agreement.

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(f) No litigation is pending or, to the Servicer’s knowledge, threatened, against the Servicer that would prohibit the Servicer from entering into this Agreement or is likely to materially and adversely affect either the ability of the Servicer to perform its obligations under this Agreement or the financial condition of the Servicer.

(g) Any consent, approval, authorization or order of any Governmental Authority required for the execution, delivery and performance by the Servicer of or compliance by the Servicer with this Agreement or the consummation of the transactions contemplated by this Agreement has been obtained and is effective.

(h) Neither the Servicer nor any Subservicer or their respective Controlled Affiliates shall, at any time, (i) be a partner or joint venturer with any Borrower or Obligor, (ii) be an agent of any Borrower or Obligor, or allow any Borrower or Obligor to be an agent of the Servicer or any Subservicer or any such Controlled Affiliate of either, or (iii) have any interest whatsoever in any Borrower or Obligor.

(i) The Servicer is, and all times so long as this Agreement is in effect shall remain, a Qualified Servicer.

Section 5.2 Reporting, Books and Records and Compliance Covenants. The Servicer covenants to the Manager as follows:

(a) The Servicer shall be responsible for submitting all Internal Revenue Service information returns related to each Loan for all applicable periods commencing with the Servicing Transfer Date with respect thereto (or, if later, the Effective Date). Information returns include reports on Forms 1098 and 1099 and any other reports required by Law. The Servicer shall be responsible for submitting all information returns required under applicable Law of any foreign Governmental Authority, to the extent such are required to be filed by the Company under such Law, relating to the Loans, for the calendar or tax year in which the Effective Date falls and thereafter.

(b) The Servicer shall cause to be kept and maintained, at all times, at the Servicer’s principal place of business, a complete and accurate set of files, books and records (including records transferred by the Manager to the Servicer) regarding the Loans and the Underlying Collateral, and the Company’s interests in the Loans and the Underlying Collateral, including records relating to the Collection Account, the Working Capital Reserve Account, the Escrow Accounts and any Other Accounts maintained in connection with the Loans, Servicer Advances, Funding Draws and other Working Capital Expense and collection and remittance of Loan Proceeds. The books of account shall be maintained in a manner that provides sufficient assurance that: (a) transactions are executed in accordance with the general or specific authorization of the Manager consistent with the provisions of the LLC Operating Agreement; and (b) transactions of the Company are recorded in such form and manner as will: (i) permit preparation of federal, state and local income and franchise tax returns and information returns in accordance with the LLC Operating Agreement and as required by Law; (ii) permit preparation of the Company’s financial statements in accordance with GAAP and the LLC Operating Agreement and the provisions of the reports required to be provided thereunder; and (iii) maintain accountability for the Company’s assets.

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(c) The Servicer shall cause all such books and records to be maintained and retained until the date that is the later of ten (10) years after the Closing Date and three (3) years after the date on which the final Loan Proceeds are distributed to the Company, which date shall be established by notice to the Servicer from the Manager. All such books and records shall be available during such period for inspection by the Manager, the FDIC, the Purchase Money Notes Guarantor, and the Initial Member (and their respective representatives, including any applicable Governmental Authority) at all reasonable times during business hours on any Business Days (or, in the case of any such inspection after the term hereof, at such other location as is provided by notice to the Manager, the FDIC, the Purchase Money Notes Guarantor and the Initial Member, as applicable), in each instance upon not less than two (2) Business Days’ prior notice to the Servicer. Upon request by the Manager, the Servicer, at the sole cost and expense of the Manager, shall promptly send copies (the number of copies of which shall be reasonable) of such books and records to the Manager. The Servicer shall provide the Manager with reasonable advance notice of the Servicer’s intention to destroy or dispose of any documents or files relating to the Loans and, upon the request of the Manager, shall allow the Manager, at its own expense, to recover the same from the Servicer. The Servicer shall also maintain complete and accurate records reflecting the status of taxes, ground rents and other recurring charges which could become a Lien on any Underlying Collateral.

(d) The covenants set forth in Section 5.2(b) and (c) above to maintain a complete and accurate set of records shall encompass all files in the Servicer’s custody, possession or control pertaining to the Loans and the Underlying Collateral, including (except as required to be held by the Custodian pursuant to the Custodial and Paying Agency Agreement) all original and other documentation pertaining to the Loans and the Underlying Collateral, all documentation relating to items of income and expense pertaining to the Loans and the Underlying Collateral, and all of the Servicer’s (and any Subservicer’s) internal memoranda pertaining to the Loans and the Underlying Collateral.

(e) The Servicer shall cause to be furnished to the Manager, each month on the Specified Date, commencing with April 2010 (or such other date as may be set forth in the Servicing Obligations), a monthly Electronic Report on the Loans and Underlying Collateral containing such information and substantially in the form set forth on Schedule 5 as the same may be amended from time to time by the Manager (without the consent of the Initial Member) and the Servicer (the “Electronic Report”). The Electronic Report shall include, but not be limited to, the information required for the Manager to prepare, in accordance with the LLC Operating Agreement, the “Distribution Date Report” and the “Monthly Report” (each as defined in the LLC Operating Agreement), and such other reports and information as the Manager shall reasonably require, to the extent such information is reasonably available to the Servicer. Notwithstanding the above, with respect to any period prior to the applicable Servicing Transfer Date, the applicable Electronic Reports may exclude certain of the information otherwise required to be included therein if and to the extent the Initial Member is obligated to provide such information (or other information that is a prerequisite to the Servicer being able to provide such information) to the Servicer and the Manager pursuant to the interim servicing and asset management support obligation set forth in Section 3.3 of the Contribution Agreement and the Initial Member fails to timely deliver such information to the Servicer and the Manager.

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(f) The Servicer shall deliver, and shall cause each Subservicer to deliver, to the Manager, on or before March 10th of each year, or such other day as the Manager and the Servicer may agree, commencing in the year 2011, an annual officer’s certificate stating, as to the signer thereof, that (i) a review of such party’s activities during the preceding calendar year (or other applicable period as set forth below in this Section 5.2(f)) and of its performance under this Agreement (or, as applicable, any Subservicing Agreement) has been made under such officer’s supervision, and (ii) to the best of such officer’s knowledge and belief, based on such review, such party has fulfilled all of its obligations under this Agreement (or, as applicable, any Subservicing Agreement) in all material respects throughout such year or portion thereof or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure and the nature and status thereof. The first such officer’s certificate shall, with respect to any Loan, shall cover the period commencing on the Servicing Transfer Date and continuing through the end of the 2010 calendar year. In the event any Subservicer was terminated, resigned or otherwise performed in such capacity for only part of a year (or other applicable period, as the case may be, with respect to the period commencing, with respect to any Loan, on the Servicing Transfer Date through the end of the 2010 calendar year), such party shall provide an officer’s certificate pursuant to this Section 5.2 with respect to such portion of the year (or other applicable period).

(g) On or before March 10th of each year, or such other day as the Manager and the Servicer agree, commencing in the year 2011, the Servicer shall, or shall cause each applicable Subservicer to, provide to the Manager (and/or to such other Person as the Manager may direct) the annual reports (including the independent accountant report) for the prior year (or other applicable period as set forth below) required under Section 1122 of Regulation AB (regardless of whether any such requirements apply, by their terms, only to companies registered or required to file reports with the Securities and Exchange Commission) with respect to the relevant servicing criteria provisions of Section 1122(d)(1) of Regulation AB that are applicable to the servicing being conducted under this Agreement pursuant to Section 4.5 above. The first such reports shall cover the period commencing on the Effective Date (and for each Loan, covering the period from the applicable Servicing Transfer Date) and continuing through the end of the 2010 calendar year.

(h) In connection with the Manager’s obligations under the LLC Operating Agreement to prepare, review and periodically update Business Plans and Consolidated Business Plans, the Servicer shall prepare and deliver to the Manager, and thereafter periodically update, such Business Plans and Consolidated Business Plans, or relevant portions thereof or information to be included therein, in each case to the extent set forth and required pursuant to Schedule 7 hereto as the same may be amended from time to time by the Manager and the Servicer without the consent of the Initial Member (the “Business Plan Schedule”). Upon reasonable notice by the Initial Member, the Purchase Money Notes Guarantor or the Manager, the Servicer shall make its personnel who are familiar with the Business Plans and Consolidated Business Plans (or relevant portions thereof) available during normal business hours for the purposes of discussing such Business Plans and Consolidated Business Plans with representatives of the Initial Member, the Purchase Money Notes Guarantor and/or the Manager and responding to questions therefrom.

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Section 5.3 Audits. Until the later of the date that is ten (10) years after the Closing Date and the date that is three (3) years after the date on which the final Loan Proceeds are distributed to the Company, which date shall be established by notice to the Servicer from the Manager, the Servicer shall, and shall cause each Subservicer to, (a) provide the Manager, the Purchase Money Notes Guarantor and the Initial Member and their respective representatives (including any Governmental Authority), during normal business hours and on reasonable notice, with access to and the right to review all of the books of account, reports and records relating to the Loans or any Underlying Collateral, the Servicing Obligations, the Collection Account, the Escrow Accounts, any Other Accounts or any matters relating to this Agreement or the rights or obligations hereunder, (b) permit such representatives to make copies of and extracts from the same, (c) allow the Manager, the Purchase Money Notes Guarantor and the Initial Member to cause such books to be audited by accountants selected by the Manager, the Purchase Money Notes Guarantor or the Initial Member, as applicable, and (d) allow the Manager, the Purchase Money Notes Guarantor and the Initial Member to discuss the Servicer’s and Subservicer’s affairs, finances and accounts, as they relate to the Loans, the Underlying Collateral, the Servicing Obligations, the Collection Account, the Escrow Accounts, and any Other Accounts or any other matters relating to this Agreement or the rights or obligations hereunder, with its officers, directors, employees, accountants (and by this provision the Servicer hereby authorizes such accountants to discuss such affairs, finances and accounts with such representatives), Subservicers, and attorneys. Any expense incurred by the Manager, the Purchase Money Notes Guarantor or the Initial Member and any reasonable out-of-pocket expense incurred by the Servicer in connection with the exercise by the Manager, the Purchase Money Notes Guarantor or the Initial Member of its rights in this Section 5.3 shall be borne by the Manager, the Purchase Money Notes Guarantor or the Initial Member, as applicable (and in all events subject to any obligation of the Manager to bear such expenses of the Purchase Money Notes Guarantor or the Initial Member pursuant to the LLC Operating Agreement); provided, however, that any expense incident to the exercise by Manager, the Purchase Money Notes Guarantor or the Initial Member of their respective rights pursuant to this Section 5.3 as a result of or during the continuance of an Default by the Servicer hereunder shall in all cases be borne by the Servicer.

Section 5.4 No Liens. The Servicer (i) shall not place or voluntarily permit any Lien to be placed on any of the Loans, the Underlying Collateral, the Loan Documents or the Loan Proceeds, except, in the case of the Underlying Collateral, (x) as permitted under the Loan Documents where the applicable Borrower is not in default thereunder and (y) as permitted by the terms of the Reimbursement, Security and Guaranty Agreement, and (ii) shall not take any action to interfere with the Collateral Agent’s rights as a secured party with respect to the Loans, the Underlying Collateral and the Loan Proceeds.

Section 5.5 Servicer’s Duty to Advise; Delivery of Certain Notices. In addition to such other reports and access to records and reports as are required to be provided to the Manager, the Purchase Money Notes Guarantor and the Initial Member hereunder, the Servicer shall cause to be delivered to the Manager such information relating to the Loans, the Underlying Collateral, the Servicer and any Subservicer as the Manager may reasonably request from time to time and, in any case, shall ensure that the Manager is promptly advised, in writing, of any matter of which the Servicer or Subservicer becomes aware relating to the Loans, any of the Underlying Collateral, the Collection Account, the Escrow Accounts, any accounts created under

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the Custodial and Paying Agency Agreement, any Other Accounts or any Borrower or Obligor that materially and adversely affects the interests of the Company, the Purchase Money Notes Guarantor or the Initial Member. Without limiting the generality of the foregoing, the Servicer shall immediately notify the Manager of (i) any claim, threatened claim or litigation against the Servicer, the Company, the Manager or the Initial Member arising out of or with respect to any Loan, (ii) any material notice from any Governmental Authority relating to any Underlying Collateral, (iii) any occurrence which could reasonably be expected to result in cost overruns with respect to any Loan or Acquired Property for which Funding Draws have been, or are contemplated to be, made, or (iv) any other occurrence which would reasonably be expected to materially hamper, prevent or interfere with the effectuation of any then-applicable Business Plans or Consolidated Business Plan. In addition, the Servicer shall cause to be delivered to the Manager information indicating any possible Environmental Hazard with respect to any Underlying Collateral. Further, the Servicer shall cause to be furnished to the Manager, each month on the Specified Date, commencing the first month following the Effective Date and together with the Electronic Report, a report with respect to each Loan and Underlying Collateral (i) containing a summary of the progress made, to the extent applicable, in the construction, marketing and leasing of the applicable project since the last such report, (ii) in the case of any Loan, describing the remedial efforts or enforcement actions, if any, being undertaken by the Servicer with respect to the applicable Loan, (iii) describing the status of the activities contemplated by the Business Plans and the Consolidated Business Plan(which, among other things, identifies any facts or circumstances which are reasonably likely to hamper, interfere with, prevent or postpone effectuation of the applicable Business Plans or Consolidated Business Plan), (iv) to the extent applicable, containing an itemized statement of costs and expenses remaining to be paid in order to complete construction of the applicable project (including capitalized interest, real estate taxes and other soft costs), (v) to the extent requested by the Manager, any materials delivered by the Borrower to the Company or the Servicer pursuant to the applicable Loan Documents not theretofore delivered to the Manager (including, without limitation, copies of all plans and specifications, construction budgets and construction schedules, construction contracts, architect’s agreements, leasing and brokerage agreements, management agreements (and modifications to each of the foregoing) and materials delivered by the applicable Borrower in connection with each request for an advance under the related Loan and (vi) such other information as the Manager reasonably requests.

Section 5.6 Notice of Breach or Change of Control. The Servicer shall immediately notify the Manager of (i) any failure or anticipated failure on its part to observe and perform any warranty, representation, covenant or agreement required to be observed and performed by it as the Servicer, and (ii) any Change of Control with respect to the Servicer.

Section 5.7 Copies of Documents. Copies of the LLC Operating Agreement and the other Ancillary Documents (or portions thereof) as Manager has determined to be necessary for the Servicer to be familiar with in order to perform its obligations hereunder have been delivered to the Servicer by the Manager, and the Servicer acknowledges receipt thereof. The Manager may from time to time deliver to the Servicer such amendments, modifications or additional Ancillary Documents (or portions of any thereof) as Manager may determine to be so necessary for the continued performance by Servicer of its obligations hereunder. All references herein to the Servicer’s obligations with respect to such LLC Operating Agreement and other Ancillary

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Documents shall, as between the Manager and the Servicer (and without limitation of obligations of the Manager, or the rights of the Initial Member or the Purchase Money Notes Guarantor, under this Agreement, the LLC Operating Agreement or the other Ancillary Documents), be deemed to refer to the LLC Operating Agreement and other Ancillary Documents (or portions thereof) as have been, or from time to time are, delivered to Servicer.

Section 5.8 Financial Information. The Servicer will submit to the Company, with copies thereof to be delivered by the Servicer to the Purchase Money Notes Guarantor and the Initial Member, (i) within forty-five (45) days after the end of each of its fiscal quarters, commencing on the Effective Date, and (ii) within ninety (90) days after the end of each of its fiscal years, commencing on the Effective Date, a letter certified by an officer of the Servicer that details certain agreed upon financial trends and ratios relating to the Servicer (and/or such other financial information as the Manager, the Purchase Money Notes Guarantor or the Initial Member may reasonably request from time to time).

ARTICLE VI

MANAGER CONSENT

Section 6.1 Actions Requiring Manager Consent. Notwithstanding anything to the contrary contained in this Agreement, the Servicer shall not cause or permit to be taken any of the following actions without the prior written consent of the Manager (which may require the Manager to obtain the consent of the Initial Member and/or the Purchase Money Notes Guarantor), which consent may be withheld or conditioned in the sole and absolute discretion of the Manager:

(a) conducting Bulk Sales except as expressly permitted in the Servicing Obligations (and in all events subject to the limitations set forth in the LLC Operating Agreement);

(b) the payment of fees to, the sale or other transfer (including through foreclosure or by deed in lieu thereof) of any Loan or Underlying Collateral or Acquired Property (or any portion thereof) to, or any other transaction with (whether or not at usual and customary rates), any Affiliate of the Company, the Manager, the Servicer, any Affiliate of the Servicer, any Subservicer, or any Affiliate of any Subservicer;

(c) the financing of the sale or other transfer of any Loans, Underlying Collateral or Acquired Property (or any portion thereof);

(d) the sale of any Loan or Underlying Collateral or Acquired Property (or any portion thereof) that provides for any recourse against the Company, the Initial Member or the FDIC in any capacity, or against any interest in the Company held by the Initial Member or any share of the Loan Proceeds allocable to the Initial Member;

(e) any disbursement of any funds in the Collection Account (including any such funds made available through Discretionary Funding Advances or Excess Working Capital Advances), the Working Capital Reserve Account, the accounts created under the Custodial and Paying Agency Agreement or any Other Accounts other than in accordance with the provisions of this Agreement, the LLC Operating Agreement, the Reimbursement, Security and Guaranty Agreement and the Custodial and Paying Agency Agreement;

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(f) advancing additional funds that would increase the Unpaid Principal Balance of any Loan other than (i) Funding Draws, or (ii) Servicing Expenses to the extent that capitalizing such Servicing Expenses is or would have been, prior to the conversion of the Loan to Acquired Property, permitted under the applicable Loan Documents;

(g) in connection with its servicing and administration of any Loan and management of the Underlying Collateral or Acquired Property, (i) approving (x) any material modification or amendment to, or cancellation or termination of, any Loan Documents, or (y) plans and specifications, construction budgets or construction schedules with respect to the projects which are the subject of such Loan (or material modifications to any of such items, including any change orders); (ii) waiving or forbearing from exercising any of the lender’s rights under, or any conditions precedent to the funding of any advances under, such Loan; (iii) forgiving or reducing or forbearing from collecting any indebtedness; (iv) releasing any parties liable for the payment of the Loan or the performance of any other obligation relating thereto; (v) granting any consent under any Loan Documents (including, without limitation, with respect to any proposed transfers of any Underlying Collateral or transfers, pledges or changes in management of any direct or indirect interests in any Borrower, proposed alterations, proposed settlements of insurance claims, condemnation claims or deficiencies or proposed applications of insurance proceeds or condemnation awards); (vi) consenting to any agreement in any Insolvency Proceeding relating to any Loan, any Borrower or any Obligor with respect to a Loan, or any Underlying Collateral, including voting for a plan of reorganization; (vii) subordinating the liens of the Loan Document; (viii) amending or waiving any provision of any intercreditor agreement or making any decisions with respect to the Loans under any intercreditor agreement; or (ix) taking any other action regarding such Loan, Underlying Collateral or Acquired Property that is prohibited under the LLC Operating Agreement or the other Ancillary Documents or otherwise inconsistent with the Servicing Standard; or

(h) reimbursement for any expense or cost incurred (or paid) to any Affiliate of the Company, any Affiliate of the Servicer or any Affiliate of any Subservicer.

Section 6.2 Amendments, Modification and Waivers. No provision of this Agreement may be amended, modified or waived except in writing executed by the Manager and the Servicer, and each such amendment and modification shall be subject to the prior written consent of the Initial Member, except for those provisions that may be amended by the express terms hereof without the Initial Member’s consent. In no event shall any such amendment or waiver limit or affect the rights of the FDIC (as a third party beneficiary hereunder as specified in Section 11.8) without the express written consent of the FDIC.

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ARTICLE VII

DEFAULTS; TERMINATION; TERMINATION WITHOUT CAUSE

Section 7.1 Defaults. A default (“Default”) means the occurence of:

(a) any failure by the Servicer to remit to the Company or deposit in the Collection Account, the Escrow Accounts, any accounts created under the Custodial and Paying Agency Agreement or any Other Accounts any amount required to be so remitted or deposited under the terms of (i) this Agreement or (ii) the Custodial and Paying Agency Agreement or the LLC Operating Agreement; or

(b) any Insolvency Event (without any cure period other than as may be provided for in the definition of Insolvency Event) (i) with respect to the Servicer or any of its Related Parties, or (ii) with respect to any Subservicer or any of its Related Parties; provided, that any such Insolvency Event under this clause (ii) (that is not otherwise an Insolvency Event under clause (i) hereof) shall not be an Event of Default hereunder (but shall in all events be a default under the applicable Subservicing Agreement) so long as the Servicer shall have fully replaced such affected Subservicer within thirty (30) days after the occurrence of such Insolvency Event; or

(c) any failure by the Servicer to duly perform its obligations in (i) Section 5.2(e), which failure continues unremedied for a period of five (5) days, or such other period as the Manager and the Servicer agree, after the date on which written notice of such failure, requiring the same to be remedied, shall have been given by the Manager to the Servicer, or (ii) Section 5.2(f) or Section 5.2(g), which failure continues unremedied for a period of twenty-five (25) days, or such other period as the Manager and the Servicer agree, after the date on which written notice of such failure, requiring the same to be remedied, shall have been given by the Manager to the Servicer; or

(d) any failure by the Servicer at any time (i) to be a Qualified Servicer or to renew or maintain any permit or license necessary to carry out its responsibilities under this Agreement in compliance with Law, or (ii) to cause each Subservicer to meet the applicable characteristics of a Qualified Servicer as required under Section 4.1 and to renew or maintain any permit or license necessary to carry out its responsibilities under any Subservicing Agreement, which, in the case of either (i) or (ii), continues unremedied for a period of thirty (30) days after the date on which written notice of such failure requiring the same to be remedied shall have been given by the Manager or the Initial Member to the Servicer; or

(e) any failure by the Servicer to cause any Subservicer to comply with the terms of its Subservicing Agreement with the Servicer, the occurrence of a default or material breach by any Subservicer under its Subservicing Agreement or the failure by the Servicer to replace any Subservicer upon the occurrence of any such event in accordance with the terms governing material breach or default under the applicable Subservicing Agreement; or

(f) any other failure (other than those specified in any of Section 7.1(a) through (e)) by the Servicer to duly observe or perform any other covenants or agreements on the part of the Servicer contained in this Agreement or to perform any Servicing Obligation in

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compliance with the Servicing Standard, and such failure continues unremedied for a period of thirty (30) days, or such other period as the Manager, with the consent of the Initial Member, and the Servicer agree, after the date on which written notice of such failure shall have been given by the Manager or the Initial Member to the Servicer; provided, however, that in the case of a failure that cannot be cured within thirty (30) days (or such other period as the Manager, with the consent of the Initial Member, and the Servicer agree) with the exercise of reasonable diligence, the cure period shall be extended for an additional thirty (30) days if the Servicer can demonstrate to the reasonable satisfaction of the Manager and the Initial Member that the Servicer is diligently pursuing remedial action; and provided, further, that, with respect to any such failure failure under this Section 7.1(f) that relates exclusively to obligations included in any applicable Schedule hereto that can be amended or otherwise modified without the consent of the Initial Member, then no such consent of the Initial Member shall be required with respect to an applicable cure period hereunder so long as the such failure hereunder is not, or would not result in, a failure by the Manager to comply with its obligations under the LLC Operating Agreement and the other Ancillary Documents; or

(g) the occurrence of any “Event of Default,” as defined in the LLC Operating Agreement; or

(h) receipt by the Manager or the Servicer of notice from the Purchase Money Notes Guarantor that an “Event of Default” as defined in the Reimbursement, Security and Guaranty Agreement has occurred and is continuing; or

(i) the occurrence of any Restricted Servicer Change of Control.

Section 7.2 Termination with Cause.

(a) Upon the occurrence of a Default pursuant to this Agreement, in each case, without any cure period other than as may be provided for in Section 7.1 above, the Manager (including, if applicable, any successor “Manager” pursuant to the LLC Operating Agreement) or the Initial Member, in addition to any other rights the Manager or the Initial Member may have at law (including under the Uniform Commercial Code) or equity, including injunctive relief, specific performance or otherwise, may (i) terminate this Agreement by providing a Termination Notice to the Servicer, (ii) terminate the Subservicing Agreements by providing a written termination notice to the Servicer and the Subservicers, and (iii) otherwise enforce this Agreement, in any case, without penalty or payment of any fee.

(b) The Servicer hereby consents to its immediate and automatic termination under this Agreement upon a Default under Section 7.1(b) of this Agreement.

(c) Upon a default or failure of the Manager to perform its obligations under this Agreement in a material manner, including but not limited to, the failure of the Manager to pay to the Servicer the Servicing Fee in a full and timely manner, the Servicer, in addition to any other rights it may have pursuant to this Agreement, at law or in equity, may terminate this Agreement by providing a Termination Notice to the Manager, with a copy to the Purchase Money Notes Guarantor and the Initial Member. The Termination Notice shall set forth with specificity the nature of the default or failure to perform of the Manager and provide the

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Manager with no less than thirty (30) days to cure any such default or failure to perform. In the event that the default or failure to perform is not cured within thirty (30) days after the date of delivery of the Termination Notice, the Servicer shall provide a second Termination Notice to the Manager with a copy to the Purchase Money Notes Guarantor and the Initial Member, which second Termination Notice shall be prominently labeled as the “Second Termination Notice”. Such Second Termination Notice shall confirm to the Manager that the Servicer shall continue to perform the Servicing Obligations under this Agreement until the earlier to occur of (i) ninety (90) days after the delivery of the Second Termination Notice to the Manager, the Purchase Money Notes Guarantor and the Initial Member, and (ii) the transfer of the Servicing Obligations to a successor Servicer. The duty of the Servicer to continue to perform the Servicing Obligations as provided in the Second Termination Notice is contingent upon the timely and full payment of the Servicing Fee to the Servicer during such period. The Servicer shall cooperate fully and completely with the transition of the Servicing Obligations to a successor Servicer in order to assure an orderly transfer.

Section 7.3 Termination without Cause.

(a) The Manager may, without cause, terminate this Agreement, upon providing a Termination Notice to the Servicer, but only as and in accordance with the provisions set forth on Schedule 6 as the same may be amended from time to time by the Manager (without the Initial Member’s consent) and the Servicer.

(b) The Servicer may, at any time after the first anniversary of the Effective Date and thereafter, without cause, terminate this Agreement. No termination of this Agreement by the Servicer shall be effective unless the Servicer delivers to the Manager, with a copy to the Purchase Money Notes Guarantor and the Initial Member, a Termination Notice, which for the purpose of this Section 7.3(b) shall be a notice of the Servicer’s intent to terminate this Agreement. Such Termination Notice shall be provided at least sixty (60) days prior to any date specified by the Servicer as the date of termination of the Servicer’s Obligations under this Agreement. Notwithstanding the foregoing, such Termination Notice shall not be effective unless the Termination Notice contains confirmation of the intent and obligation of the Servicer to continue to perform its Servicing Obligations until the earlier of (i) ninety (90) days after the Termination Notice is given and (ii) such other date on which the Servicing Obligations are transferred to a successor Servicer in an orderly manner. Servicer shall cooperate fully and completely with the transition of the Servicing Obligations to a successor Servicer, to be designated by the Manager, in order to assure an orderly transfer. The Servicer issuing the Termination Notice shall be liable for all costs associated with the transfer of Servicing Obligations to the successor Servicer, including but not limited to the costs of transporting the servicing files and the provision of any notices to Borrowers.

Section 7.4 Effective Termination Date. Termination as specified in this Article VIII shall be effective at such time as is specified in the Termination Notice. In the event of such termination, all authority and power of the Servicer under this Agreement, whether with respect to the Loans or otherwise, shall pass to and be vested in the Manager or the successor servicer designated by the Manager in the case of termination by the Manager or as designated solely by the Initial Member (or any successor “Manager” under the LLC Operating Agreement) in the case of termination by the Initial Member (or such successor “Manager” under the LLC

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Multibank Structured Transaction 2009-1 RES-ADC Servicing Agreement 60797449_19

Operating Agreement). The Servicer agrees to cooperate with the Manager, the Initial Member, any successor “Manager” under the Operating Agreement and any successor servicer with respect to the timely and orderly transition of its obligations under this Agreement. The Servicer shall be liable for all obligations of the Servicer that have accrued under this Agreement or at Law prior to such termination.

Section 7.5 Accounting. Upon termination of this Agreement as set forth herein, the Servicer shall account for and turn over to the Manager or its designee (or, if applicable, pursuant to such instructions as may be provided by the Initial Member or any successor “Manager” pursuant to the LLC Operating Agreement) funds collected under the terms of this Agreement. The Servicer shall provide written notice in conformance with all applicable Law to the Borrowers to indicate that their Loans will henceforth be serviced by the Manager (or applicable successor “Manager” under the LLC Operating Agreement) or any applicable successor Servicer designated by the Manager (or any successor “Manager” under the LLC Operating Agreement) or the Initial Member as the case may be, and transfer its duties as the Servicer to the Manager (or successor “Manager” under the LLC Operating Agreement) or such successor Servicer.

ARTICLE VIII

INDEPENDENCE OF PARTIES; INDEMNIFICATION

Section 8.1 Independence of Parties. The Servicer shall have the status of, and act as, an independent contractor. Nothing herein contained shall be construed to create a partnership or joint venture or any similar relationship between the Manager and the Servicer.

Section 8.2 Indemnification. The Servicer agrees to indemnify, defend and hold harmless the Company, the Manager, the Purchase Money Notes Guarantor, the Initial Member and each of their respective Affiliates, directors, officers, employees and agents and each of their respective successors and assigns (the “Indemnified Parties”) from and against any and all claims, demands, suits, actions, proceedings, assessments, losses, costs, expenses (including attorneys’ fees), damages and liabilities of any kind or nature whatsoever directly or indirectly resulting from or arising out of or related to (i) any inaccuracy in any of the Servicer’s warranties or representations contained in this Agreement, (ii) any failure by the Servicer to observe or perform any or all of the Servicer’s covenants, agreements or warranties contained in this Agreement, (iii) any act taken by the Servicer purportedly pursuant to a power of attorney granted by the Manager which act results in a claim related to the unlawful use of such power of attorney, or (iv) any failure by the Servicer or any Subservicer to discharge obligations on any Underlying Collateral relating to taxes, ground rents or other such recurring charges generally accepted by the mortgage servicing industry, which would become a Lien on the Underlying Collateral. The Servicer shall immediately notify the Indemnified Party if a claim is made with respect to this Agreement or any Loans or Underlying Collateral, assume (with prior consent of the Indemnified Party) the defense of any such claim and pay all expenses in connection therewith, including attorneys’ fees, and promptly pay, discharge and satisfy any judgment or decree which may be entered against it or any Indemnified Party in respect of such claim. No expenses incurred by the Servicer or any Subservicer in connection with its obligations under this Section 8.2 shall constitute Servicing Expenses or otherwise be deducted from or reimbursed out of Loan Proceeds. The Servicer shall follow any reasonable written instructions received from the Indemnified Party in connection with such claims, it being understood that the Indemnified Party shall have no duty to monitor or give instructions with respect to such claims.

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Multibank Structured Transaction 2009-1 RES-ADC Servicing Agreement 60797449_19

Section 8.3 Procedure for Indemnification. Promptly upon receipt of written notice of any claim in respect of which indemnity may be sought pursuant to the terms of this Agreement, the Indemnified Party will use its best efforts to notify the Servicer in writing thereof in sufficient time for the Servicer to respond to such claim. Except to the extent that the Servicer is prejudiced thereby, the failure of the Indemnified Party to promptly notify the Servicer of any such claim shall not relieve the Servicer from any liability which it may have to the Indemnified Party in connection therewith. If any claim shall be asserted or commenced against the Indemnified Party, the Servicer will be entitled to participate therein, and to the extent it may wish to assume the defense, conduct or settlement thereof, it shall be entitled to do so with counsel reasonably satisfactory to the Indemnified Party; provided, however, that in the event the Servicer fails, in the reasonable judgment of the Indemnified Party, vigorously to defend or pursue or attempt to settle such claim, the Manager shall have the right to assume the conduct, defense or settlement thereof, provided that the Manager shall obtain the prior written approval of the Indemnified Party before ceasing to defend against any claim or entering into any settlement, adjustment or compromise of such claim involving injunctive or similar equitable relief being imposed upon any Indemnified Party or any of its Affiliates. After notice from the Servicer to the Manager of its election to assume the defense, conduct or settlement thereof, the Servicer will not be liable to the Manager for any legal or other expenses consequently incurred by the Manager in connection with the defense, conduct or settlement thereof.

Section 8.4 Pre-Effective Date Liabilities. Notwithstanding anything to the contrary herein, but without limitation of the release set forth in Section 11.13, it is understood and agreed that the Servicer shall not be liable to the Manager for any liabilities or obligations attributable to an act, omission or circumstances of the Initial Member, the FDIC, the Failed Banks and the Company that occurred or existed prior to the Effective Date or, with respect to any particular Loan, the Servicing Transfer Date applicable thereto (the “Pre-Existing Liabilities”). In the event there is asserted against the Company, the Manager, the Servicer or any Subservicer any claim or action with respect to any such Pre-Existing Liabilities, the Servicer or Subservicer, as applicable, shall notify the Manager and the Initial Member of such claim or action in accordance with Article IX. Except as provided otherwise in Section 8.2 and 8.3 above (in the event that such claim or action is subject to the indemnification obligations of Servicer pursuant to Section 8.1 above), the Manager shall have the right to control and assume the defense of the Company, the Manager, the Servicer and the Subservicer with respect to such claim or action at the Manager’s expense. The Servicer shall be reimbursed by the Manager in connection with the foregoing only to the extent of and in accordance with the terms set forth on Schedule 4, as the same may be amended from time to time by the Manager (without the consent of the Initial Member) and the Servicer.

ARTICLE IX

NOTICES

All notices, requests, demands and other communications required or permitted to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be given by certified or registered mail, postage prepaid, by delivery by hand or by

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Multibank Structured Transaction 2009-1 RES-ADC Servicing Agreement 60797449_19

nationally recognized courier service, or by electronic mail (followed up by a hard copy delivered through an alternate manner permitted under this Article IX), in each case mailed or delivered to the applicable address or electronic mail address specified in, or in the manner provided, in this Article IX below. All such notices, requests, demands and other communications shall be deemed to be given or made upon the earlier to occur of (i) actual receipt (or refusal thereof) by the relevant party hereto and (ii) (A) if delivered by hand or by nationally recognized courier service, when signed for (or refused) by or on behalf of the relevant party hereto; (B) if delivered by mail, four (4) Business Days after deposit in the mails, postage prepaid; and (C) if delivered by electronic mail (which form of delivery is subject to the provisions of this paragraph), when delivered and capable of being accessed from the recipient’s office computer, provided that any notice , request, demand or other communication that is received other than dur ing regular business hours of the recipient shall be deemed to have been given at the opening of business on the next business day of the recipient. In no event shall a voice mail message be effective as a notice, communication or confirmation hereunder. From time to time, any party may designate a new address for purposes of notice to it hereunder by notice to such effect to the other parties hereto in the manner set forth in this Article IX.

If to the Manager:	RL RES 2009-1 Investments, LLC 700 NW 107th Avenue Suite 400 Miami, FL 33172 Attention: Thekla Blaser Salzman Email: thekla.salzman@rialtocapital.com

with a copy to:	Bilzin Sumberg Baena Price & Axelrod, LLP 200 South Biscayne Blvd Suite 2500 Miami, FL 33131 Attention: Alan Axelrod Email: aaxelrod@bilzin.com

If to the Initial Member or the Purchase Money Notes Guarantor:	Manager, Capital Markets & Resolutions c/o Federal Deposit Insurance Corporation 550 17th Street, NW (Room F-7014) Washington, D.C. 20429-0002 Attention: Ralph Malami Email: RMalami@FDIC.gov

with a copy to:	Senior Counsel FDIC Legal Division Litigation and Resolutions Branch, Receivership Section Special Issues Unit 3501 Fairfax Drive (Room E-7056)

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Multibank Structured Transaction 2009-1 RES-ADC Servicing Agreement 60797449_19

Arlington, Virginia 22226 Attention: David Gearin Email: DGearin@fdic.gov

If to the Servicer:	Quantum Servicing Corporation 6302 E. Martin Luther King Boulevard Suite 300 Tampa, Florida 33619 Attention: President Email: sconradson@clayton.com Fax: (203) 447-8081

with a copy to:	Quantum Servicing Corporation 2 Corporate Drive Shelton, CT 06484 Attention: General Counsel Email: scohen@clayton.com Fax: (203) 926-5757

ARTICLE X

GOVERNING LAW; JURISDICTION

Section 10.1 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH FEDERAL LAW, BUT IF FEDERAL LAW DOES NOT PROVIDE A RULE OF DECISION, IT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK EXCLUDING ANY CONFLICT OF LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. Nothing in this Agreement shall require any unlawful action or inaction by any party hereto.

Section 10.2 Jurisdiction; Venue and Service. Each of the parties hereto, for itself and each of its Affiliates, hereby irrevocably and unconditionally:

(a) (i) agrees that any suit, action or proceeding instituted against it by any other party with respect to this Agreement may be instituted, and that any suit, action or proceeding instituted by it against any other party with respect to this Agreement shall be instituted, only in the Supreme Court of the State of New York, County of New York, or the U.S. District Court for the Southern District of New York, as the party instituting such suit, action or proceeding may choose (and appellate courts from any of the foregoing),

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Multibank Structured Transaction 2009-1 RES-ADC Servicing Agreement 60797449_19

(ii) consents and submits, for itself and its property, to the jurisdiction of such courts for the purpose of any such suit, action or proceeding instituted against it by any other party and

(iii) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law;

(b) agrees that service of all writs, process and summonses in any suit, action or proceeding pursuant to Section 10.2(a) may be effected by the mailing of copies thereof by registered or certified mail, postage prepaid, to it at its address for notices pursuant to Article IX (with copies to such other Persons as specified therein); provided, however, that nothing contained in this Section 10.2(b) shall affect the ability of any party to be served process in any other manner permitted by Law;

(c) (i) waives any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any court specified in Section 10.2(a), (ii) waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum and (iii) agrees not to plead or claim either of the foregoing; and

(d) agrees that nothing contained in this Section 10.2 shall be binding upon or construed to constitute consent to jurisdiction by any Failed Bank or the FDIC, in any capacity, or constitute a limitation on any removal rights the FDIC, in any capacity, may have.

Notwithstanding the above, if at any time the Initial Member shall replace the Manager hereunder pursuant to the terms of the LLC Operating Agreement, the terms of this Section 10.2 shall be restated as follows:

“The Servicer, on behalf of itself and its Affiliates, hereby irrevocably and unconditionally:

(a) (i) consents to the jurisdiction of the United States District Court for the Southern District of New York and to the jurisdiction of the United States District Court for the District of Columbia for any suit, action or proceeding against it or any of its Affiliates commenced by the FDIC, in any capacity, arising out of, relating to, or in connection with this Agreement, and waives any right to:

(A) remove or transfer such suit, action or proceeding to any court or dispute-resolution forum other than the court in which the FDIC, in any capacity, files the action, suit or proceeding without the consent of the FDIC;

(B) assert that venue is improper in either the United States District Court for the Southern District of New York or the United States District Court for the District of Columbia; or

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Multibank Structured Transaction 2009-1 RES-ADC Servicing Agreement 60797449_19

(C) assert that the United States District Court for the Southern District of New York or the United States District Court for the District of Columbia is an inconvenient forum;

(ii) consents to the jurisdiction of the Supreme Court of the State of New York, County of New York, for any suit, action or proceeding against it or any of its Affiliates commenced by the FDIC, in any capacity, arising out of, relating to, or in connection with this Agreement, and waives any right to:

(A) remove or transfer such suit, action or proceeding to any other court or dispute-resolution forum without the consent of the FDIC;

(B) assert that venue is improper in the Supreme Court of the State of New York, County of New York; or

(C) assert that the Supreme Court of the State of New York, County of New York is an inconvenient forum;

(iii) agrees to bring any suit, action or proceeding against the FDIC, in any capacity, arising out of, relating to, or in connection with this Agreement, the LLC Operating Agreement or any Ancillary Document in only either the United States District Court for the Southern District of New York or the United States District Court for the District of Columbia, and waives any right to remove or transfer such suit, action or proceeding to any other court or dispute-resolution forum without the consent of the FDIC, and agrees to consent thereafter to transfer of the suit, action or proceeding to either the United States District Court for the Southern District of New York or the United States District Court for the District of Columbia at the option of the FDIC; and

(iv) agrees, if the United States District Court for the Southern District of New York and the United States District Court for the District of Columbia both lack jurisdiction to hear a suit, action or proceeding falling within Section 10.2(a)(iii), to bring that suit, action or proceeding in only the Supreme Court of the State of New York, County of New York, and waives any right to remove or transfer such suit, action or proceeding to any other court or dispute-resolution forum without the consent of the FDIC.

(b) The Servicer, on behalf of itself and its Affiliates, hereby irrevocably and unconditionally agrees that any final judgment entered against it in any suit, action or proceeding falling within Section 10.2(a) may be enforced in any court of competent jurisdiction.

(c) Subject to the provisions of Section 10.2(d), the Servicer, on behalf of itself and its Affiliates, and the FDIC hereby irrevocably and unconditionally agrees that service of all writs, process and summonses in any suit, action or proceeding pursuant to Section 10.2(a) or Section 10.2(b) may be effected by the mailing of copies thereof by registered or certified mail, postage prepaid, to it at its address for notices pursuant to Article IX (with copies to such other Persons as specified therein); provided, however, that nothing contained in this Section 10.2(c) shall affect the right of any party to serve process in any other manner permitted by law.

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Multibank Structured Transaction 2009-1 RES-ADC Servicing Agreement 60797449_19

(d) Nothing in this Section 10.2 shall constitute consent to jurisdiction in any court by the FDIC, other than as expressly provided in Section 10.2(a)(iii) and Section 10.2(a)(iv), or in any way limit the FDIC’s right to remove, transfer, seek to dismiss, or otherwise respond to any suit, action, or proceeding against it in any forum.

Section 10.3 Waiver of Jury Trial. EACH OF THE PARTIES HERETO, FOR ITSELF AND EACH OF ITS AFFILIATES, HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY OF ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT AND AGREES THAT ANY SUCH DISPUTE SHALL BE TRIED BEFORE A JUDGE SITTING WITHOUT A JURY.

ARTICLE XI

MISCELLANEOUS

Section 11.1 No Assignment by Servicer; No Transfer of Ownership Interests in Servicing Rights.

(a) The Servicer hereby acknowledges that this Agreement constitutes a personal services agreement between the Manager and the Servicer. Any of the following shall constitute an assignment for all purposes of this Agreement: (a) any merger, consolidation or dissolution involving the Servicer or (b) any transfer or all or substantially all of the assets of the Servicer, notwithstanding whether any of the foregoing transactions occur at one time or in the aggregate over a period of time. The Servicer shall not assign any rights or obligations hereunder to any other Person other than as is expressly provided in this Agreement. Any purported sale, sub-participation or assignment or delegation in violation of this Section 11.1(a) shall be void ab initio and of no force or effect whatsoever.

(b) Under no circumstances shall the Servicer (i) transfer to any Subservicer or any other Person any ownership interest in the servicing of the Loans or any right to transfer or sell the servicing to the Loans (other than in connection with the sale of any Loan), or (ii) assign, pledge or otherwise transfer or purport to assign, pledge or otherwise transfer any interest to any Subservicer or other Person in the servicing of the Loans (other than in connection with the sale of any Loan). Any purported assignment, pledge, delegation or other transfer in violation of this Section 11.1(b) shall be void ab initio and of no force or effect whatsoever.

Section 11.2 Legal Fees. No party to this Agreement shall be responsible for the payment of the legal fees or expenses incurred by the other party hereto in connection with the negotiation and execution of this Agreement or any subsequent modifications or supplements hereto.

Section 11.3 Entire Agreement. This Agreement contains the entire agreement between the Manager and the Servicer and supersedes any and all other prior agreements, whether oral or written, with respect to the subject matter hereof.

Section 11.4 Counterparts; Facsimile Signatures. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall constitute but one and the same agreement. This Agreement and any amendments hereto,

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Multibank Structured Transaction 2009-1 RES-ADC Servicing Agreement 60797449_19

to the extent signed and delivered by facsimile or other electronic means, shall be treated in all manner and respects as an original agreement and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No signatory to this Agreement shall raise the use of a facsimile machine or other electronic means to deliver a signature or the fact that any signature or agreement was transmitted or communicated through the use of a facsimile machine or other electronic means as a defense to the formation or enforceability of a contract and each such Person forever waives any such defense.

Section 11.5 Headings. Paragraph titles or captions contained in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provisions hereof. All Section and paragraph references contained herein shall refer to Sections and paragraphs in this Agreement unless otherwise specified.

Section 11.6 Compliance with Law. Except as otherwise specifically provided herein, each party to this Agreement shall, at its own cost and expense, obey and comply with all applicable Laws, as they may pertain to such party’s performance of its obligations hereunder.

Section 11.7 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall be ineffective, but such ineffectiveness shall be limited as follows: (i) if such provision is prohibited or unenforceable in such jurisdiction only as to a particular Person or Persons and/or under any particular circumstance or circumstances, such provision shall be ineffective, but only in such jurisdiction and only with respect to such particular Person or Persons and/or under such particular circumstance or circumstances, as the case may be; (ii) without limitation of clause (i), such provision shall in any event be ineffective only as to such jurisdiction and only to the extent of such prohibition or unenforceability, and such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction; and (iii) without limitation of clauses (i) or (ii), such ineffectiveness shall not invalidate any of the remaining provisions of this Agreement. Without limitation of the preceding sentence, it is the intent of the parties to this Agreement that in the event that in any court proceeding, such court determines that any provision of this Agreement is prohibited or unenforceable in any jurisdiction (because of the duration or scope (geographic or otherwise) of such provision, or for any other reason) such court shall have the power to, and shall, (x) modify such provision (including without limitation, to the extent applicable, by limiting the duration or scope of such provision and/or the Persons against whom, and/or the circumstances under which, such provision shall be effective in such jurisdiction) for purposes of such proceeding to the minimum extent necessary so that such provision, as so modified, may then be enforced in such proceeding and (y) enforce such provision, as so modified pursuant to clause (x), in such proceeding. Nothing in this Section 11.7 is intended to, or shall, limit (1) the ability of any party to this Agreement to appeal any court ruling or the effect of any favorable ruling on appeal or (2) the intended effect of Section 10.1.

Section 11.8 Third Party Beneficiaries. The Initial Member shall be and is hereby designated as a third party beneficiary under this Agreement, and, as such, the Initial Member is entitled to enforce this Agreement as if the Initial Member were a party hereto. The Company, the Purchase Money Notes Guarantor, and the FDIC shall be and are hereby designated as third

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party beneficiaries under this Agreement with respect to those provisions of this Agreement which expressly grant rights to such Persons, and, as such, each is entitled to enforce such provisions of this Agreement as if such Person were a party hereto. Notwithstanding the foregoing, none of the Purchase Money Notes Guarantor, the FDIC, the Company and the Initial Member shall have any obligation to undertake any of the duties of the Manager hereunder and or have any liability whatsoever to the Servicer, any Subservicer or any other party related to this Agreement. There shall be no other third party beneficiaries. The rights of the Purchase Money Notes Guarantor as a third party beneficiary hereunder shall terminate at such time as the Purchase Money Notes Guarantor notifies the Servicer that the reimbursement obligations in favor of the Purchase Money Notes Guarantor under the Reimbursement, Security and Guaranty Agreement have been paid in full, but shall be reinstated in the event that the Purchase Money Notes Guarantor party notifies the Servicer that such obligations have been reinstated in accordance with its terms.

Section 11.9 Protection of Confidential Information. The Servicer shall keep confidential and shall not divulge to any party, without the Manager’s prior written consent, any information pertaining to the LLC Operating Agreement, the Loans or any Borrower or Obligor or the Underlying Collateral thereunder, except as required pursuant to this Agreement and except to the extent that it is necessary and appropriate for the Servicer to do so in working with legal counsel, auditors, taxing authorities, regulatory authorities or any other Governmental Authority or in accordance with the Servicing Standard; provided, that, to the extent that disclosure should be required by law, rule, regulation (including any securities listing requirements or the requirements of any self-regulatory organization), subpoena, or in connection with any legal or regulatory proceeding (including in connection with or pursuant to any action, suit, subpoena, arbitration or other dispute resolution process or other legal proceedings, whether civil or criminal, and including before any court or administrative or legislative body), the Servicer will use all reasonable efforts to maintain confidentiality and will (unless otherwise prohibited by law) notify the Manager and the Initial Member and the Purchase Money Notes Guarantor within one (1) Business Day after its knowledge of such legally required disclosure so that the Manager, the Initial Member and/or the Purchase Money Notes Guarantor may seek an appropriate protective order and/or direct the Manager to waiver the Servicer’s compliance with this Agreement. Notice shall be by telephone, by email and in writing. In the absence of a protective order or waiver, the Servicer may make such required disclosure if, in the written opinion of its outside counsel (which opinion shall be provided to the Manager, the Initial Member and the Purchase Money Notes Guarantor prior to disclosure pursuant to this Section 11.9), failure to make such disclosure would subject the Servicer to liability for contempt, censure or other legal penalty or liability.

Section 11.10 Time of Essence. Time is hereby declared to be of the essence of this Agreement and of every part hereof.

Section 11.11 No Presumption. This Agreement shall be construed fairly as to each party hereto and if at any time any such term or condition is desired or required to be interpreted or construed, no consideration shall be given to the issue of who actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

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Section 11.12 No Right of Setoff. The Servicer hereby waives any and all rights it may otherwise have (whether by contract or operation of Law or otherwise) to any setoff, offset, counterclaim or deduction (or to assert any claim for any setoff, offset counterclaim or deduction) against the Loan Proceeds (or the Company).

Section 11.13 Release of Initial Member and Others. The Servicer hereby releases and discharges each Prior Servicer from any and all claims (including any counterclaim or defensive claim), demands, causes of action, judgments or legal proceedings and remedies of whatever kind or nature that the Servicer had, has or might have in the future, whether known or unknown, which are related in any manner whatsoever to the servicing of the Loans or Underlying Collateral prior to the applicable Servicing Transfer Date by the Prior Servicers, in each case other than for acts or omissions constituting gross negligence, violation of law or willful misconduct of such Prior Servicer.

[Remainder of Page Intentionally Left Blank]

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Multibank Structured Transaction 2009-1 RES-ADC Servicing Agreement 60797449_19

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

MANAGER:

RL RES 2009-1 INVESTMENTS, LLC

By:	/s/ Jeffrey P. Krasnoff
Name:	Jeffrey P. Krasnoff
Title:	Chief Executive Officer

SERVICER:

QUANTUM SERVICING CORPORATION

By:
Name:
Title:

[Signature Page to Servicing Agreement]

Multibank Structured Transaction 2009-1 RES-ADC

60797449_18

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

MANAGER:

RL RES 2009-1 INVESTMENTS, LLC

By:
Name:	Jeffrey P. Krasnoff
Title:	Chief Executive Officer

SERVICER:

QUANTUM SERVICING CORPORATION

By:	[ILLEGIBLE]
Name:	[ILLEGIBLE]
Title:	[ILLEGIBLE]

[Signature Page to Servicing Agreement]

Multibank Structured Transaction 2009-1 RES-ADC

60797449_18

EXHIBIT A LOAN

SCHEDULE

[Attached]

A-1

Multibank Structured Transaction 2009-1 RES-ADC Servicing Agreement 60797449_19

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
1094	24061	10041	Silver Falls Bank	$74,908.53
1184	24061	10041	Silver Falls Bank	$509,078.28
1240	24061	10041	Silver Falls Bank	$107,640.85
1245	24061	10041	Silver Falls Bank	$275,531.07
1246	24061	10041	Silver Falls Bank	$190,798.00
1250	24061	10041	Silver Falls Bank	$50,999.50
1269	24061	10041	Silver Falls Bank	$490,231.86
1301	24061	10041	Silver Falls Bank	$564,607.07
1320	24061	10041	Silver Falls Bank	$65,742.01
1334	24061	10041	Silver Falls Bank	$98,564.81
1335	24061	10041	Silver Falls Bank	$167,750.48
1338	24061	10041	Silver Falls Bank	$64,947.86
1341	24061	10041	Silver Falls Bank	$75,000.00
1348	24061	10041	Silver Falls Bank	$163,768.85
1358	24061	10041	Silver Falls Bank	$316,654.23
1388	24061	10041	Silver Falls Bank	$159,866.43
1434	24061	10041	Silver Falls Bank	$628,870.37
1443	24061	10041	Silver Falls Bank	$346,953.66
1446	24061	10041	Silver Falls Bank	$440,627.63
1448	24061	10041	Silver Falls Bank	$130,000.00
1469	24061	10041	Silver Falls Bank	$195,655.78
1490	24061	10041	Silver Falls Bank	$2,403,779.60
1516	24061	10041	Silver Falls Bank	$1,696,864.47
1521	24061	10041	Silver Falls Bank	$301,743.20
1524	24061	10041	Silver Falls Bank	$1,576,689.63
1525	24061	10041	Silver Falls Bank	$820,649.75
1527	24061	10041	Silver Falls Bank	$166,188.76
1529	24061	10041	Silver Falls Bank	$685,686.60
1537	24061	10041	Silver Falls Bank	$288,270.80
1540	24061	10041	Silver Falls Bank	$223,042.56
1541	24061	10041	Silver Falls Bank	$237,974.95
1549	24061	10041	Silver Falls Bank	$93,284.67
1551	24061	10041	Silver Falls Bank	$690,000.00
1558	24061	10041	Silver Falls Bank	$215,755.24
1564	24061	10041	Silver Falls Bank	$2,476,597.81
1565	24061	10041	Silver Falls Bank	$501,029.61
1574	24061	10041	Silver Falls Bank	$277,100.00
1579	24061	10041	Silver Falls Bank	$295,200.00
1580	24061	10041	Silver Falls Bank	$280,000.00
1581	24061	10041	Silver Falls Bank	$280,000.00
1582	24061	10041	Silver Falls Bank	$295,200.00
1589	24061	10041	Silver Falls Bank	$427,585.00
1591	24061	10041	Silver Falls Bank	$185,161.94

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
1593	24061	10041	Silver Falls Bank	$912,528.48
1596	24061	10041	Silver Falls Bank	$149,988.70
1601	24061	10041	Silver Falls Bank	$203,526.50
1602	24061	10041	Silver Falls Bank	$1,133,484.15
1603	24061	10041	Silver Falls Bank	$116,574.78
1624	24061	10041	Silver Falls Bank	$1,207,281.92
1625	24061	10041	Silver Falls Bank	$131,831.01
1629	24061	10041	Silver Falls Bank	$233,650.13
1637	24061	10041	Silver Falls Bank	$71,720.43
1646	24061	10041	Silver Falls Bank	$1,329,961.73
1648	24061	10041	Silver Falls Bank	$111,200.00
1650	24061	10041	Silver Falls Bank	$232,499.10
1663	24061	10041	Silver Falls Bank	$209,716.08
1671	24061	10041	Silver Falls Bank	$197,757.00
1677	24061	10041	Silver Falls Bank	$687,117.56
1679	24061	10041	Silver Falls Bank	$450,834.74
1688	24061	10041	Silver Falls Bank	$180,900.00
1696	24061	10041	Silver Falls Bank	$299,846.12
1698	24061	10041	Silver Falls Bank	$745,090.59
1703	24061	10041	Silver Falls Bank	$41,751.25
1704	24061	10041	Silver Falls Bank	$560,238.58
1707	24061	10041	Silver Falls Bank	$275,227.87
1714	24061	10041	Silver Falls Bank	$1,028,931.80
1715	24061	10041	Silver Falls Bank	$292,800.00
1716	24061	10041	Silver Falls Bank	$289,600.00
1717	24061	10041	Silver Falls Bank	$300,800.00
1721	24061	10041	Silver Falls Bank	$257,836.16
1733	24061	10041	Silver Falls Bank	$959,958.86
1735	24061	10041	Silver Falls Bank	$397,366.60
1738	24061	10041	Silver Falls Bank	$87,858.64
1751	24061	10041	Silver Falls Bank	$719,629.26
1754	24061	10041	Silver Falls Bank	$144,646.52
1767	24061	10041	Silver Falls Bank	$250,477.19
1768	24061	10041	Silver Falls Bank	$492,000.00
1771	24061	10041	Silver Falls Bank	$275,802.13
1772	24061	10041	Silver Falls Bank	$300,990.22
1773	24061	10041	Silver Falls Bank	$134,164.12
1777	24061	10041	Silver Falls Bank	$189,000.00
1778	24061	10041	Silver Falls Bank	$501,523.83
1784	24061	10041	Silver Falls Bank	$167,789.09
1786	24061	10041	Silver Falls Bank	$175,543.00
1788	24061	10041	Silver Falls Bank	$256,972.12
1792	24061	10041	Silver Falls Bank	$58,536.98

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
1807	24061	10041	Silver Falls Bank	$45,460.00
1820	24061	10041	Silver Falls Bank	$311,100.51
1827	24061	10041	Silver Falls Bank	$252,325.32
1839	24061	10041	Silver Falls Bank	$271,033.94
1845	24061	10041	Silver Falls Bank	$217,597.17
1846	24061	10041	Silver Falls Bank	$223,460.93
1860	24061	10041	Silver Falls Bank	$156,375.00
1861	24061	10041	Silver Falls Bank	$156,375.00
1864	24061	10041	Silver Falls Bank	$780,000.00
1871	24061	10041	Silver Falls Bank	$125,208.14
1872	24061	10041	Silver Falls Bank	$257,312.94
1878	24061	10041	Silver Falls Bank	$1,330,627.60
1879	24061	10041	Silver Falls Bank	$657,785.27
1881	24061	10041	Silver Falls Bank	$355,436.52
1885	24061	10041	Silver Falls Bank	$135,851.33
1893	24061	10041	Silver Falls Bank	$682,937.57
1897	24061	10041	Silver Falls Bank	$303,126.19
1902	24061	10041	Silver Falls Bank	$895,978.96
1931	24061	10041	Silver Falls Bank	$279,437.17
1932	24061	10041	Silver Falls Bank	$268,259.60
1933	24061	10041	Silver Falls Bank	$268,252.08
1934	24061	10041	Silver Falls Bank	$277,193.94
1935	24061	10041	Silver Falls Bank	$292,845.84
1936	24061	10041	Silver Falls Bank	$270,920.14
1937	24061	10041	Silver Falls Bank	$292,769.63
1938	24061	10041	Silver Falls Bank	$279,223.74
1939	24061	10041	Silver Falls Bank	$299,999.69
1946	24061	10041	Silver Falls Bank	$242,248.91
1951	24061	10041	Silver Falls Bank	$89,482.97
1958	24061	10041	Silver Falls Bank	$159,761.98
1959	24061	10041	Silver Falls Bank	$923.58
1963	24061	10041	Silver Falls Bank	$74,993.76
1964	24061	10041	Silver Falls Bank	$51,156.81
1966	24061	10041	Silver Falls Bank	$134,263.76
1967	24061	10041	Silver Falls Bank	$134,263.76
1968	24061	10041	Silver Falls Bank	$134,263.76
1969	24061	10041	Silver Falls Bank	$134,263.76
1972	24061	10041	Silver Falls Bank	$75,240.76
12459	24061	10021	Franklin Bank SSB	$2,077.40
28754	24062	10013	Silver State Bank	$1,899,000.00
30047	24061	10026	Sanderson State Bank	$130,401.36
30476	24061	10037	Corn Belt Bank And Trust Company	$21,715.14
33143	24061	10037	Corn Belt Bank And Trust Company	$48,077.75

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
34098	24061	10037	Corn Belt Bank And Trust Company	$103,411.01
34612	24061	10037	Corn Belt Bank And Trust Company	$35,296.81
34918	24061	10037	Corn Belt Bank And Trust Company	$39,832.47
35249	24061	10037	Corn Belt Bank And Trust Company	$47,479.63
35250	24061	10037	Corn Belt Bank And Trust Company	$401,548.28
35509	24061	10037	Corn Belt Bank And Trust Company	$27,005.11
35623	24060	10037	Corn Belt Bank And Trust Company	$99,391.87
35698	24061	10037	Corn Belt Bank And Trust Company	$2,498,869.99
35738	24061	10037	Corn Belt Bank And Trust Company	$15,813.96
35853	24061	10037	Corn Belt Bank And Trust Company	$9,371.18
35875	24061	10037	Corn Belt Bank And Trust Company	$36,791.50
35971	24061	10037	Corn Belt Bank And Trust Company	$300,000.00
36025	24061	10037	Corn Belt Bank And Trust Company	$120,000.00
36062	24061	10037	Corn Belt Bank And Trust Company	$26,044.28
36142	24061	10037	Corn Belt Bank And Trust Company	$28,014.36
36176	24061	10037	Corn Belt Bank And Trust Company	$990,737.29
36204	24061	10037	Corn Belt Bank And Trust Company	$54,434.16
36205	24061	10037	Corn Belt Bank And Trust Company	$1,380,035.57
36261	24061	10037	Corn Belt Bank And Trust Company	$18,830.18
36306	24061	10037	Corn Belt Bank And Trust Company	$26,143.86
36641	24061	10037	Corn Belt Bank And Trust Company	$63,050.21
36864	24061	10037	Corn Belt Bank And Trust Company	$149,926.03
37274	24061	10037	Corn Belt Bank And Trust Company	$132,495.36
37622	24062	10013	Silver State Bank	$83,393.60
40185	24061	10026	Sanderson State Bank	$87,309.45
40187	24061	10026	Sanderson State Bank	$90,263.22
40189	24061	10026	Sanderson State Bank	$350,050.00
40191	24061	10026	Sanderson State Bank	$361,390.00
40204	24061	10026	Sanderson State Bank	$87,750.00
40212	24061	10026	Sanderson State Bank	$87,609.02
40213	24061	10026	Sanderson State Bank	$105,292.51
40223	24061	10026	Sanderson State Bank	$364,131.40
46029	24062	10013	Silver State Bank	$3,711,382.44
46904	24062	10013	Silver State Bank	$1,420,616.00
50007	24061	10026	Sanderson State Bank	$124,607.13
50008	24061	10026	Sanderson State Bank	$121,780.27
50009	24061	10026	Sanderson State Bank	$130,172.35
50011	24061	10026	Sanderson State Bank	$126,406.54
50012	24061	10026	Sanderson State Bank	$129,063.45
50013	24061	10026	Sanderson State Bank	$121,690.11
50017	24061	10026	Sanderson State Bank	$155,600.00
50023	24061	10026	Sanderson State Bank	$370,822.65
50029	24061	10026	Sanderson State Bank	$260,498.21

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
50030	24061	10026	Sanderson State Bank	$150,438.80
50049	24061	10026	Sanderson State Bank	$112,242.54
50050	24061	10026	Sanderson State Bank	$97,394.57
50060	24061	10026	Sanderson State Bank	$95,901.40
51318	24062	10013	Silver State Bank	$303,192.95
52282	24062	10013	Silver State Bank	$12,378,444.98
52316	24062	10013	Silver State Bank	$5,324,288.29
52431	24062	10013	Silver State Bank	$1,797,391.84
52449	24062	10013	Silver State Bank	$479,018.00
52860	24062	10013	Silver State Bank	$344,540.01
53223	24062	10013	Silver State Bank	$2,430,727.44
53397	24062	10013	Silver State Bank	$2,500,000.00
53678	24062	10013	Silver State Bank	$169,316.64
53702	24062	10013	Silver State Bank	$47,150.59
57026	24062	10013	Silver State Bank	$10,709,979.88
57364	24062	10013	Silver State Bank	$996,873.08
57513	24062	10013	Silver State Bank	$1,083,972.58
58016	24062	10013	Silver State Bank	$2,838,573.81
58388	24062	10013	Silver State Bank	$4,063,810.34
58966	24062	10013	Silver State Bank	$1,150,485.50
58974	24062	10013	Silver State Bank	$1,377,985.25
59014	24062	10013	Silver State Bank	$2,129,646.44
59279	24062	10013	Silver State Bank	$3,107,716.38
59535	24062	10013	Silver State Bank	$7,682,033.34
59675	24062	10013	Silver State Bank	$97,698.72
59766	24062	10013	Silver State Bank	$22,468.96
60103	24062	10013	Silver State Bank	$1,903,199.99
60111	24062	10013	Silver State Bank	$3,048,500.00
60194	24062	10013	Silver State Bank	$461,001.65
60236	24062	10013	Silver State Bank	$7,102,963.84
60244	24062	10013	Silver State Bank	$2,497,672.73
60392	24061	10013	Silver State Bank	$506,522.05
60681	24062	10013	Silver State Bank	$5,486,959.21
60798	24061	10013	Silver State Bank	$432,000.00
60897	24061	10013	Silver State Bank	$519,512.40
61010	24062	10013	Silver State Bank	$2,347,599.20
61150	24061	10013	Silver State Bank	$498,818.70
61333	24062	10013	Silver State Bank	$699,869.34
61341	24062	10013	Silver State Bank	$10,111,000.00
61358	24062	10013	Silver State Bank	$796,556.03
61390	24062	10013	Silver State Bank	$14,100,143.07
61465	24062	10013	Silver State Bank	$4,013,350.86
61481	24061	10013	Silver State Bank	$1,604,696.07

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
61499	24062	10013	Silver State Bank	$3,126,737.08
61622	24062	10013	Silver State Bank	$501,977.15
61846	24062	10013	Silver State Bank	$2,396,840.00
62232	24062	10013	Silver State Bank	$2,818,183.21
62240	24062	10013	Silver State Bank	$16,470,053.84
62257	24062	10013	Silver State Bank	$458,709.56
62422	24062	10013	Silver State Bank	$875,654.78
62471	24061	10013	Silver State Bank	$385,748.93
62547	24061	10013	Silver State Bank	$383,439.94
62562	24061	10013	Silver State Bank	$388,571.39
62588	24062	10013	Silver State Bank	$6,544,445.00
62687	24061	10013	Silver State Bank	$382,958.99
62711	24061	10013	Silver State Bank	$388,316.14
62760	24061	10013	Silver State Bank	$376,000.00
62851	24061	10013	Silver State Bank	$390,249.45
62877	24062	10013	Silver State Bank	$1,783,632.81
62943	24062	10013	Silver State Bank	$7,500,000.00
63156	24062	10013	Silver State Bank	$3,660,595.64
63214	24062	10013	Silver State Bank	$6,290,785.21
63354	24062	10013	Silver State Bank	$1,500,000.83
63883	24062	10013	Silver State Bank	$633,129.58
63891	24062	10013	Silver State Bank	$2,352,995.41
64014	24062	10013	Silver State Bank	$1,612,906.93
64055	24062	10013	Silver State Bank	$2,903,622.64
64097	24061	10013	Silver State Bank	$389,808.43
64105	24061	10013	Silver State Bank	$357,143.47
64121	24061	10013	Silver State Bank	$375,127.49
64246	24062	10013	Silver State Bank	$999,979.17
64253	24062	10013	Silver State Bank	$1,756,815.01
64295	24062	10013	Silver State Bank	$3,088,062.48
64469	24062	10013	Silver State Bank	$419,302.47
64477	24062	10013	Silver State Bank	$316,500.00
64618	24062	10013	Silver State Bank	$4,264,041.60
64626	24062	10013	Silver State Bank	$5,106,929.41
64707	24062	10013	Silver State Bank	$6,241,349.12
64741	24062	10013	Silver State Bank	$1,831,689.78
64808	24062	10013	Silver State Bank	$658,060.79
65029	24061	10013	Silver State Bank	$6,686,862.14
65136	24062	10013	Silver State Bank	$175,000.00
65185	24062	10013	Silver State Bank	$185,000.00
65391	24062	10013	Silver State Bank	$500,000.00
65508	24062	10013	Silver State Bank	$937,232.06
65599	24062	10013	Silver State Bank	$690,000.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
65623	24062	10013	Silver State Bank	$595,555.96
65706	24062	10013	Silver State Bank	$1,106,238.24
65714	24062	10013	Silver State Bank	$2,967,502.95
65839	24062	10013	Silver State Bank	$445,631.76
66141	24062	10013	Silver State Bank	$258,241.54
66214	24062	10013	Silver State Bank	$2,067,486.57
66222	24062	10013	Silver State Bank	$951,251.26
66230	24062	10013	Silver State Bank	$2,057,958.19
66370	24062	10013	Silver State Bank	$20,104,215.25
66435	24062	10013	Silver State Bank	$1,000,000.00
66494	24062	10013	Silver State Bank	$2,842,924.14
66656	24062	10013	Silver State Bank	$292,500.00
66907	24062	10013	Silver State Bank	$3,995,000.00
66966	24062	10013	Silver State Bank	$1,302,518.75
67253	24062	10013	Silver State Bank	$268,575.86
68888	24062	10013	Silver State Bank	$137,606.86
69272	24061	10013	Silver State Bank	$70,372.60
70020	24061	10026	Sanderson State Bank	$463,154.55
70221	24061	10026	Sanderson State Bank	$175,365.37
71099	24062	10013	Silver State Bank	$230,446.68
71331	24062	10013	Silver State Bank	$355,939.59
71358	24062	10013	Silver State Bank	$988,812.70
71501	24062	10013	Silver State Bank	$1,591,313.62
71560	24062	10013	Silver State Bank	$180,000.00
71579	24062	10013	Silver State Bank	$180,000.00
71587	24062	10013	Silver State Bank	$324,000.00
72051	24062	10020	Security Pacific Bank	$947,801.00
72074	24062	10020	Security Pacific Bank	$555,727.14
74136	24062	10013	Silver State Bank	$2,897,287.94
74411	24062	10013	Silver State Bank	$629,746.24
74578	24062	10013	Silver State Bank	$1,988,550.49
74675	24062	10013	Silver State Bank	$303,166.17
74683	24062	10013	Silver State Bank	$250,000.00
74950	24062	10013	Silver State Bank	$450,000.00
75108	24062	10013	Silver State Bank	$590,999.45
75507	24062	10013	Silver State Bank	$1,155,877.30
100475	24060	10031	Magnetbank	$1,650,000.00
100495	24060	10031	Magnetbank	$1,935,680.14
100554	24060	10031	Magnetbank	$4,476,576.25
100618	24061	10031	Magnetbank	$3,486,315.19
100661	24060	10031	Magnetbank	$4,061,340.45
100724	24060	10031	Magnetbank	$2,781,045.53
100752	24060	10031	Magnetbank	$3,950,000.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
100755	24061	10031	Magnetbank	$1,189,182.81
100760	24060	10031	Magnetbank	$1,008,124.81
100761	24060	10031	Magnetbank	$229,453.22
100775	24060	10031	Magnetbank	$1,060,000.00
100780	24061	10031	Magnetbank	$4,875,000.00
100817	24060	10031	Magnetbank	$1,532,249.99
100941	24060	10031	Magnetbank	$347,194.86
100942	24060	10031	Magnetbank	$331,856.43
100943	24060	10031	Magnetbank	$393,750.00
100957	24061	10031	Magnetbank	$1,658,517.05
100964	24060	10031	Magnetbank	$189,034.49
100965	24060	10031	Magnetbank	$196,884.36
100966	24060	10031	Magnetbank	$189,013.43
100967	24060	10031	Magnetbank	$196,884.39
100970	24060	10031	Magnetbank	$196,334.41
100971	24060	10031	Magnetbank	$188,992.38
100972	24060	10031	Magnetbank	$187,528.18
100973	24060	10031	Magnetbank	$212,812.79
100974	24060	10031	Magnetbank	$214,549.88
100975	24060	10031	Magnetbank	$212,854.90
100976	24060	10031	Magnetbank	$212,812.52
100977	24060	10031	Magnetbank	$3,707,675.63
100985	24061	10031	Magnetbank	$2,752,450.00
100991	24060	10031	Magnetbank	$379,857.14
100992	24060	10031	Magnetbank	$338,439.85
101012	24061	10031	Magnetbank	$3,338,420.73
101019	24060	10031	Magnetbank	$407,722.19
101033	24061	10031	Magnetbank	$5,347,412.81
101034	24061	10031	Magnetbank	$3,961,684.04
101081	24060	10031	Magnetbank	$1,145,242.06
101094	24061	10031	Magnetbank	$1,874,000.00
101178	24060	10031	Magnetbank	$42,000.00
101179	24060	10031	Magnetbank	$42,000.00
101180	24060	10031	Magnetbank	$42,000.00
101181	24060	10031	Magnetbank	$42,000.00
101185	24061	10031	Magnetbank	$1,843,804.08
101191	24060	10031	Magnetbank	$54,018.62
101192	24060	10031	Magnetbank	$82,470.90
101193	24060	10031	Magnetbank	$497,034.10
101417	24060	10031	Magnetbank	$260,000.00
101419	24060	10031	Magnetbank	$131,242.50
101421	24060	10031	Magnetbank	$129,760.60
101422	24060	10031	Magnetbank	$128,238.69

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
101423	24060	10031	Magnetbank	$122,231.06
101424	24060	10031	Magnetbank	$126,756.80
101425	24060	10031	Magnetbank	$131,242.50
111074	24061	10029	Bank Of Clark County	$161,592.78
111083	24061	10029	Bank Of Clark County	$417,345.50
120478	24062	10013	Silver State Bank	$482,959.50
120494	24062	10013	Silver State Bank	$139,366.81
121567	24062	10013	Silver State Bank	$135,983.31
122698	24062	10013	Silver State Bank	$28,341.12
125006	24062	10013	Silver State Bank	$337,373.32
125981	24062	10013	Silver State Bank	$337,083.36
128993	24062	10013	Silver State Bank	$103,363.20
132283	24062	10013	Silver State Bank	$162,700.00
144155	24062	10013	Silver State Bank	$2,185,958.07
144163	24062	10013	Silver State Bank	$1,831,003.92
144634	24062	10013	Silver State Bank	$697,724.47
147092	24062	10013	Silver State Bank	$55,070.00
147779	24062	10013	Silver State Bank	$945,000.00
148678	24062	10013	Silver State Bank	$341,700.00
149139	24062	10013	Silver State Bank	$784,832.83
150946	24062	10013	Silver State Bank	$176,632.03
151126	24062	10013	Silver State Bank	$62,947.01
151499	24062	10013	Silver State Bank	$529,965.63
152322	24062	10013	Silver State Bank	$333,689.27
153073	24062	10013	Silver State Bank	$843,750.00
154279	24062	10013	Silver State Bank	$149,848.73
155441	24062	10013	Silver State Bank	$150,000.00
155459	24062	10013	Silver State Bank	$150,000.00
155582	24062	10013	Silver State Bank	$3,885,642.55
156267	24062	10013	Silver State Bank	$3,472,000.00
156431	24062	10013	Silver State Bank	$5,329,234.32
156481	24062	10013	Silver State Bank	$2,823,952.38
156704	24062	10013	Silver State Bank	$444,000.00
160032	24062	10013	Silver State Bank	$457,500.00
160156	24062	10013	Silver State Bank	$787,500.00
160229	24062	10013	Silver State Bank	$647,704.76
160318	24062	10013	Silver State Bank	$423,470.79
160342	24062	10013	Silver State Bank	$314,873.13
160350	24062	10013	Silver State Bank	$311,565.60
160415	24062	10013	Silver State Bank	$240,000.00
160423	24062	10013	Silver State Bank	$950,000.00
160431	24062	10013	Silver State Bank	$1,000,000.00
160458	24062	10013	Silver State Bank	$650,000.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
160466	24062	10013	Silver State Bank	$800,000.00
160571	24062	10013	Silver State Bank	$1,968,624.52
160598	24062	10013	Silver State Bank	$750,925.00
160644	24062	10013	Silver State Bank	$1,296,500.00
160660	24062	10013	Silver State Bank	$857,000.00
160695	24062	10013	Silver State Bank	$367,328.00
160725	24062	10013	Silver State Bank	$827,939.00
160822	24062	10013	Silver State Bank	$820,000.00
161179	24062	10013	Silver State Bank	$1,819,609.34
161268	24062	10013	Silver State Bank	$3,073,249.38
161276	24062	10013	Silver State Bank	$378,379.89
161284	24062	10013	Silver State Bank	$15,452,883.31
161330	24062	10013	Silver State Bank	$2,954,242.67
161373	24062	10013	Silver State Bank	$406,489.79
161411	24062	10013	Silver State Bank	$6,273,520.93
161497	24062	10013	Silver State Bank	$4,792,089.53
161500	24062	10013	Silver State Bank	$3,170,813.40
161519	24062	10013	Silver State Bank	$197,290.70
161527	24062	10013	Silver State Bank	$1,228,833.31
161594	24062	10013	Silver State Bank	$10,935,515.82
161608	24062	10013	Silver State Bank	$4,905,292.90
161616	24062	10013	Silver State Bank	$3,784,170.30
161659	24062	10013	Silver State Bank	$4,604,338.81
161721	24062	10013	Silver State Bank	$2,708,452.99
161799	24062	10013	Silver State Bank	$1,631,639.12
161810	24062	10013	Silver State Bank	$5,191,768.53
161985	24062	10013	Silver State Bank	$2,510,537.84
162556	24062	10013	Silver State Bank	$114,924.18
162558	24062	10013	Silver State Bank	$1,919,968.01
162612	24062	10013	Silver State Bank	$134,363.55
162647	24062	10013	Silver State Bank	$964,084.21
162663	24062	10013	Silver State Bank	$1,236,600.00
162671	24062	10013	Silver State Bank	$2,052,000.00
162701	24062	10013	Silver State Bank	$750,000.00
162752	24062	10013	Silver State Bank	$2,750,000.00
162825	24062	10013	Silver State Bank	$473,222.89
162914	24062	10013	Silver State Bank	$692,082.00
162922	24062	10013	Silver State Bank	$517,000.00
162930	24062	10013	Silver State Bank	$1,462,500.00
162949	24062	10013	Silver State Bank	$552,000.00
162957	24062	10013	Silver State Bank	$975,584.64
163007	24062	10013	Silver State Bank	$180,000.00
163015	24062	10013	Silver State Bank	$499,696.58

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
163023	24062	10013	Silver State Bank	$130,000.00
163422	24062	10013	Silver State Bank	$595,000.00
163430	24062	10013	Silver State Bank	$380,328.86
163538	24062	10013	Silver State Bank	$356,250.00
163546	24062	10013	Silver State Bank	$1,237,500.00
163554	24062	10013	Silver State Bank	$1,050,000.00
163600	24062	10013	Silver State Bank	$2,800,000.00
163643	24062	10013	Silver State Bank	$116,463.84
163686	24062	10013	Silver State Bank	$191,735.22
163708	24062	10013	Silver State Bank	$309,190.42
163767	24062	10013	Silver State Bank	$990,271.82
163783	24062	10013	Silver State Bank	$127,239.77
163791	24062	10013	Silver State Bank	$1,114,641.05
163805	24062	10013	Silver State Bank	$1,189,206.67
163821	24062	10013	Silver State Bank	$175,000.00
163848	24062	10013	Silver State Bank	$171,096.46
163910	24062	10013	Silver State Bank	$124,000.00
163929	24062	10013	Silver State Bank	$197,664.41
164100	24062	10013	Silver State Bank	$600,000.00
164135	24062	10013	Silver State Bank	$64,800.00
175257	24061	10021	Franklin Bank SSB	$96,168.00
182089	24061	10021	Franklin Bank SSB	$728,580.54
210255	24061	10029	Bank Of Clark County	$49,404.25
212469	24061	10029	Bank Of Clark County	$100,811.03
212931	24061	10029	Bank Of Clark County	$467,640.42
212979	24061	10029	Bank Of Clark County	$900,000.00
213081	24061	10029	Bank Of Clark County	$310,274.04
213585	24061	10029	Bank Of Clark County	$320,228.95
213711	24061	10029	Bank Of Clark County	$99,999.86
213828	24061	10029	Bank Of Clark County	$466,327.29
213840	24061	10029	Bank Of Clark County	$218,666.85
214044	24061	10029	Bank Of Clark County	$280,938.00
214095	24061	10029	Bank Of Clark County	$136,180.56
214158	24061	10029	Bank Of Clark County	$96,903.22
214188	24061	10029	Bank Of Clark County	$250,000.00
214209	24061	10029	Bank Of Clark County	$704,142.10
214245	24061	10029	Bank Of Clark County	$100,000.00
214341	24061	10029	Bank Of Clark County	$44,379.71
310801	24061	10029	Bank Of Clark County	$140,948.35
311320	24061	10029	Bank Of Clark County	$90,758.28
311353	24061	10029	Bank Of Clark County	$131,429.29
311362	24061	10029	Bank Of Clark County	$487,500.00
311488	24061	10029	Bank Of Clark County	$406,182.60

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
311521	24061	10029	Bank Of Clark County	$1,573,926.56
311542	24061	10029	Bank Of Clark County	$1,760,000.00
311560	24061	10029	Bank Of Clark County	$3,137,625.00
311596	24061	10029	Bank Of Clark County	$1,958,300.00
311608	24061	10029	Bank Of Clark County	$89,700.00
311620	24061	10029	Bank Of Clark County	$509,000.00
311623	24061	10029	Bank Of Clark County	$1,257,750.00
311674	24061	10029	Bank Of Clark County	$1,203,710.63
311710	24061	10029	Bank Of Clark County	$280,000.00
311728	24061	10029	Bank Of Clark County	$1,300,174.10
311731	24061	10029	Bank Of Clark County	$170,769.24
311734	24061	10029	Bank Of Clark County	$1,439,566.70
311737	24061	10029	Bank Of Clark County	$465,481.66
311773	24061	10029	Bank Of Clark County	$1,499,998.00
311779	24061	10029	Bank Of Clark County	$330,000.00
311803	24061	10029	Bank Of Clark County	$1,275,313.14
311869	24061	10029	Bank Of Clark County	$197,413.46
311872	24061	10029	Bank Of Clark County	$197,413.46
311875	24061	10029	Bank Of Clark County	$197,413.45
311878	24061	10029	Bank Of Clark County	$197,413.46
311881	24061	10029	Bank Of Clark County	$197,413.46
311884	24061	10029	Bank Of Clark County	$3,790,374.75
311896	24061	10029	Bank Of Clark County	$215,991.21
311914	24061	10029	Bank Of Clark County	$1,018,973.04
311917	24061	10029	Bank Of Clark County	$366,011.85
311926	24061	10029	Bank Of Clark County	$2,918,684.57
311932	24061	10029	Bank Of Clark County	$4,088,844.35
311935	24061	10029	Bank Of Clark County	$829,736.23
311953	24061	10029	Bank Of Clark County	$905,992.34
311956	24061	10029	Bank Of Clark County	$138,750.00
311965	24061	10029	Bank Of Clark County	$541,736.36
311968	24061	10029	Bank Of Clark County	$304,942.04
311977	24061	10029	Bank Of Clark County	$527,979.68
311995	24061	10029	Bank Of Clark County	$63,750.00
312007	24061	10029	Bank Of Clark County	$3,339,495.80
312010	24061	10029	Bank Of Clark County	$2,710,741.32
312043	24061	10029	Bank Of Clark County	$111,665.65
312046	24061	10029	Bank Of Clark County	$148,535.76
312055	24061	10029	Bank Of Clark County	$640,061.75
312064	24061	10029	Bank Of Clark County	$1,815,000.00
312067	24061	10029	Bank Of Clark County	$800,864.04
312070	24061	10029	Bank Of Clark County	$440,000.00
312076	24061	10029	Bank Of Clark County	$325,740.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
312100	24061	10029	Bank Of Clark County	$90,666.00
410267	24061	10029	Bank Of Clark County	$213,318.32
512427	24061	10029	Bank Of Clark County	$126,628.97
512469	24061	10029	Bank Of Clark County	$52,068.42
512577	24061	10029	Bank Of Clark County	$399,070.76
512640	24061	10029	Bank Of Clark County	$1,334,245.57
512664	24061	10029	Bank Of Clark County	$430,241.21
512733	24061	10029	Bank Of Clark County	$304,725.17
512736	24061	10029	Bank Of Clark County	$312,628.36
512754	24061	10029	Bank Of Clark County	$309,778.93
512757	24061	10029	Bank Of Clark County	$191,655.01
512766	24061	10029	Bank Of Clark County	$238,554.98
512769	24061	10029	Bank Of Clark County	$214,284.98
512772	24061	10029	Bank Of Clark County	$191,655.01
512865	24061	10029	Bank Of Clark County	$167,121.65
512967	24061	10029	Bank Of Clark County	$266,182.73
512982	24061	10029	Bank Of Clark County	$269,626.88
513036	24061	10029	Bank Of Clark County	$213,750.00
513099	24061	10029	Bank Of Clark County	$1,531,273.31
513135	24061	10029	Bank Of Clark County	$226,883.09
513150	24061	10029	Bank Of Clark County	$212,877.12
513180	24061	10029	Bank Of Clark County	$308,636.45
513204	24061	10029	Bank Of Clark County	$275,232.90
513207	24061	10029	Bank Of Clark County	$253,781.21
513213	24061	10029	Bank Of Clark County	$247,831.15
513228	24061	10029	Bank Of Clark County	$230,914.81
513231	24061	10029	Bank Of Clark County	$230,931.57
513246	24061	10029	Bank Of Clark County	$273,750.00
513249	24061	10029	Bank Of Clark County	$528,000.00
513273	24061	10029	Bank Of Clark County	$869,598.42
513300	24061	10029	Bank Of Clark County	$465,637.55
513429	24061	10029	Bank Of Clark County	$260,795.10
513450	24061	10029	Bank Of Clark County	$193,279.79
513453	24061	10029	Bank Of Clark County	$193,163.14
513456	24061	10029	Bank Of Clark County	$193,102.98
513459	24061	10029	Bank Of Clark County	$192,540.53
513462	24061	10029	Bank Of Clark County	$192,689.93
513465	24061	10029	Bank Of Clark County	$193,340.83
513468	24061	10029	Bank Of Clark County	$192,810.48
513471	24061	10029	Bank Of Clark County	$339,902.18
513522	24061	10029	Bank Of Clark County	$199,239.98
513561	24061	10029	Bank Of Clark County	$567,966.47
513576	24061	10029	Bank Of Clark County	$214,229.93

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
513579	24061	10029	Bank Of Clark County	$221,952.29
513585	24061	10029	Bank Of Clark County	$778,034.92
513594	24061	10029	Bank Of Clark County	$127,237.99
513618	24061	10029	Bank Of Clark County	$722,424.24
513630	24061	10029	Bank Of Clark County	$298,186.92
513654	24061	10029	Bank Of Clark County	$151,782.45
513672	24061	10029	Bank Of Clark County	$238,811.73
513678	24061	10029	Bank Of Clark County	$209,855.32
513684	24061	10029	Bank Of Clark County	$176,370.66
513687	24061	10029	Bank Of Clark County	$174,516.28
513693	24061	10029	Bank Of Clark County	$162,243.75
513765	24061	10029	Bank Of Clark County	$134,234.04
513768	24061	10029	Bank Of Clark County	$132,273.79
513774	24061	10029	Bank Of Clark County	$91,500.53
513780	24061	10029	Bank Of Clark County	$121,563.86
513786	24061	10029	Bank Of Clark County	$116,670.57
513789	24061	10029	Bank Of Clark County	$116,781.93
577004	24061	10041	Silver Falls Bank	$138,541.55
612261	24062	10013	Silver State Bank	$397,425.61
612262	24062	10013	Silver State Bank	$19,807.00
737065	24062	10020	Security Pacific Bank	$308,975.04
737076	24062	10020	Security Pacific Bank	$2,600,500.46
737103	24062	10020	Security Pacific Bank	$7,641,521.20
737109	24062	10020	Security Pacific Bank	$6,594,216.88
737114	24062	10020	Security Pacific Bank	$1,783,774.80
737123	24062	10020	Security Pacific Bank	$598,477.53
737126	24062	10020	Security Pacific Bank	$1,453,727.82
737130	24062	10020	Security Pacific Bank	$1,051,386.80
737136	24062	10020	Security Pacific Bank	$3,362,146.13
737137	24062	10020	Security Pacific Bank	$2,442,798.87
737143	24062	10020	Security Pacific Bank	$4,563,828.59
737145	24062	10020	Security Pacific Bank	$9,193,268.59
746001	24061	10041	Silver Falls Bank	$82,732.93
924001	24061	10041	Silver Falls Bank	$42,888.28
940214	24061	10026	Sanderson State Bank	$8,945.76
964009	24061	10041	Silver Falls Bank	$221,160.05
1007022	24061	10041	Silver Falls Bank	$109,455.27
1088991	24060	10032	Ocala National Bank	$207,008.50
1101685	24060	10032	Ocala National Bank	$258,709.66
1102426	24060	10032	Ocala National Bank	$264,266.59
1125884	24060	10032	Ocala National Bank	$238,497.41
1390807	24060	10032	Ocala National Bank	$229,542.30
1587349	24060	10032	Ocala National Bank	$228,046.78

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
1598074	24060	10032	Ocala National Bank	$106,928.07
3070581	24060	10032	Ocala National Bank	$255,261.19
3134120	24060	10032	Ocala National Bank	$251,351.35
3207514	24060	10032	Ocala National Bank	$229,096.43
4163476	24060	10032	Ocala National Bank	$278,733.46
6018030	24061	10021	Franklin Bank SSB	$39,000.00
6018121	24061	10021	Franklin Bank SSB	$71,638.57
6018139	24061	10021	Franklin Bank SSB	$71,456.46
6018147	24061	10021	Franklin Bank SSB	$71,077.97
6018857	24061	10021	Franklin Bank SSB	$192,303.61
6019384	24061	10021	Franklin Bank SSB	$253,140.57
6019673	24061	10021	Franklin Bank SSB	$52,808.31
6019939	24061	10021	Franklin Bank SSB	$51,935.15
6020036	24061	10021	Franklin Bank SSB	$64,000.00
6020192	24061	10021	Franklin Bank SSB	$29,092.61
7001013	24060	10018	Alpha Bank & Trust	$3,467,116.68
7001037	24060	10018	Alpha Bank & Trust	$1,355,000.00
7001100	24060	10018	Alpha Bank & Trust	$835,925.29
7001322	24060	10018	Alpha Bank & Trust	$186,708.27
7001349	24060	10018	Alpha Bank & Trust	$170,792.46
7001352	24060	10018	Alpha Bank & Trust	$342,473.14
7001673	24060	10018	Alpha Bank & Trust	$2,156,131.37
7001745	24060	10018	Alpha Bank & Trust	$5,628,624.86
7001772	24060	10018	Alpha Bank & Trust	$184,636.00
7001808	24060	10018	Alpha Bank & Trust	$1,445,400.00
7001925	24060	10018	Alpha Bank & Trust	$2,258,517.84
7002078	24060	10018	Alpha Bank & Trust	$1,000,000.00
7002183	24060	10018	Alpha Bank & Trust	$426,000.00
7002184	24060	10018	Alpha Bank & Trust	$167,648.20
7002185	24060	10018	Alpha Bank & Trust	$183,161.68
7002187	24060	10018	Alpha Bank & Trust	$160,995.92
7002188	24060	10018	Alpha Bank & Trust	$164,763.88
7002192	24060	10018	Alpha Bank & Trust	$184,043.93
7002193	24060	10018	Alpha Bank & Trust	$178,303.58
7002194	24060	10018	Alpha Bank & Trust	$176,015.95
7002195	24060	10018	Alpha Bank & Trust	$180,293.40
7002197	24060	10018	Alpha Bank & Trust	$199,855.91
7002360	24060	10018	Alpha Bank & Trust	$199,545.44
7002375	24060	10018	Alpha Bank & Trust	$1,356,097.82
7002387	24060	10018	Alpha Bank & Trust	$840,000.00
7002405	24060	10018	Alpha Bank & Trust	$290,815.49
7002420	24060	10018	Alpha Bank & Trust	$101,219.88
7002525	24060	10018	Alpha Bank & Trust	$100,937.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
7002531	24060	10018	Alpha Bank & Trust	$100,401.00
7002534	24060	10018	Alpha Bank & Trust	$91,818.00
7002537	24060	10018	Alpha Bank & Trust	$95,734.00
7002540	24060	10018	Alpha Bank & Trust	$104,763.00
7002543	24060	10018	Alpha Bank & Trust	$94,104.00
7002546	24060	10018	Alpha Bank & Trust	$59,603.00
7002582	24060	10018	Alpha Bank & Trust	$59,528.37
7002585	24060	10018	Alpha Bank & Trust	$75,945.11
7002591	24060	10018	Alpha Bank & Trust	$83,887.69
7002594	24060	10018	Alpha Bank & Trust	$72,574.54
7002597	24060	10018	Alpha Bank & Trust	$94,881.00
7002600	24060	10018	Alpha Bank & Trust	$42,620.52
7002603	24060	10018	Alpha Bank & Trust	$54,846.89
7002624	24060	10018	Alpha Bank & Trust	$61,524.87
7002627	24060	10018	Alpha Bank & Trust	$52,399.00
7002630	24060	10018	Alpha Bank & Trust	$74,700.00
7002639	24060	10018	Alpha Bank & Trust	$117,097.50
7002645	24060	10018	Alpha Bank & Trust	$110,077.50
7002660	24060	10018	Alpha Bank & Trust	$84,793.00
7002663	24060	10018	Alpha Bank & Trust	$104,782.00
7002666	24060	10018	Alpha Bank & Trust	$100,463.50
7002672	24060	10018	Alpha Bank & Trust	$63,768.00
7002675	24060	10018	Alpha Bank & Trust	$82,482.50
7002681	24060	10018	Alpha Bank & Trust	$93,531.00
7002684	24060	10018	Alpha Bank & Trust	$103,983.00
7002687	24060	10018	Alpha Bank & Trust	$72,199.50
7002690	24060	10018	Alpha Bank & Trust	$41,141.50
7002693	24060	10018	Alpha Bank & Trust	$91,526.00
7002723	24060	10018	Alpha Bank & Trust	$113,811.92
7002735	24060	10018	Alpha Bank & Trust	$5,437,774.09
7002738	24060	10018	Alpha Bank & Trust	$3,862,701.07
7002741	24060	10018	Alpha Bank & Trust	$813,677.98
7002744	24060	10018	Alpha Bank & Trust	$343,389.24
7002747	24060	10018	Alpha Bank & Trust	$329,145.20
7002750	24060	10018	Alpha Bank & Trust	$1,301,266.03
7002771	24060	10018	Alpha Bank & Trust	$785,226.15
7002777	24060	10018	Alpha Bank & Trust	$568,548.20
7109000	24060	10018	Alpha Bank & Trust	$240,501.00
7109001	24060	10018	Alpha Bank & Trust	$149,861.83
7109002	24060	10018	Alpha Bank & Trust	$780,321.10
7110000	24060	10018	Alpha Bank & Trust	$492,263.56
7152660	24061	10021	Franklin Bank SSB	$88,463.76
7170000	24060	10018	Alpha Bank & Trust	$1,647,531.25

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
7204000	24060	10018	Alpha Bank & Trust	$1,500,000.00
7204001	24060	10018	Alpha Bank & Trust	$400,000.00
7250000	24060	10018	Alpha Bank & Trust	$497,314.62
7340000	24060	10018	Alpha Bank & Trust	$2,915,221.88
7370748	24060	10032	Ocala National Bank	$270,479.65
7390000	24060	10018	Alpha Bank & Trust	$1,997,483.96
7398949	24060	10032	Ocala National Bank	$218,401.65
7662577	24060	10032	Ocala National Bank	$191,698.24
7672899	24060	10032	Ocala National Bank	$232,725.29
7821841	24060	10032	Ocala National Bank	$227,526.02
7883488	24060	10032	Ocala National Bank	$208,415.47
7910562	24060	10032	Ocala National Bank	$219,667.43
7915116	24060	10032	Ocala National Bank	$231,582.69
7961324	24060	10032	Ocala National Bank	$227,706.15
8000108	24060	10019	Freedom Bank	$100,081.10
8004000	24060	10048	Omni National Bank	$74,711.09
8400000	24060	10018	Alpha Bank & Trust	$2,567,012.95
8415705	24061	10021	Franklin Bank SSB	$16,968.26
8421067	24061	10021	Franklin Bank SSB	$46,513.33
8432437	24061	10021	Franklin Bank SSB	$32,320.54
8800000	24060	10018	Alpha Bank & Trust	$8,008,424.32
8800855	24060	10036	Firstbank Financial Services	$75,482.84
9100000	24060	10018	Alpha Bank & Trust	$2,606,693.62
10094746	24061	10011	The Columbian Bank & Trust Co	$49,438.13
10094749	24061	10011	The Columbian Bank & Trust Co	$88,055.39
10095115	24061	10011	The Columbian Bank & Trust Co	$394,680.59
10500042	24061	10011	The Columbian Bank & Trust Co	$134,357.06
10500145	24061	10011	The Columbian Bank & Trust Co	$190,000.00
10500192	24061	10011	The Columbian Bank & Trust Co	$236,000.00
10501106	24061	10011	The Columbian Bank & Trust Co	$67,717.66
10501115	24061	10011	The Columbian Bank & Trust Co	$1,045,296.33
10501211	24061	10011	The Columbian Bank & Trust Co	$1,594,633.60
10501223	24061	10011	The Columbian Bank & Trust Co	$85,984.08
10501247	24061	10011	The Columbian Bank & Trust Co	$585,000.00
10501282	24061	10011	The Columbian Bank & Trust Co	$90,117.03
10501540	24061	10011	The Columbian Bank & Trust Co	$144,000.00
10501558	24061	10011	The Columbian Bank & Trust Co	$70,398.14
10501567	24061	10011	The Columbian Bank & Trust Co	$324,533.20
10501622	24061	10011	The Columbian Bank & Trust Co	$54,055.52
10501658	24061	10011	The Columbian Bank & Trust Co	$65,900.80
10501671	24061	10011	The Columbian Bank & Trust Co	$540,704.58
10501945	24061	10011	The Columbian Bank & Trust Co	$67,949.00
10502068	24062	10011	The Columbian Bank & Trust Co	$5,789,365.62

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
10502073	24061	10011	The Columbian Bank & Trust Co	$193,814.85
10502074	24061	10011	The Columbian Bank & Trust Co	$294,225.66
10502075	24061	10011	The Columbian Bank & Trust Co	$387,699.77
10502076	24061	10011	The Columbian Bank & Trust Co	$287,135.55
10502077	24061	10011	The Columbian Bank & Trust Co	$93,163.17
10502078	24061	10011	The Columbian Bank & Trust Co	$186,648.77
10502097	24061	10011	The Columbian Bank & Trust Co	$1,723,186.32
10502100	24061	10011	The Columbian Bank & Trust Co	$222,792.39
10502113	24061	10011	The Columbian Bank & Trust Co	$97,500.00
10502114	24061	10011	The Columbian Bank & Trust Co	$1,570,810.00
10502132	24061	10011	The Columbian Bank & Trust Co	$139,261.16
10502152	24061	10011	The Columbian Bank & Trust Co	$64,568.63
10502157	24061	10011	The Columbian Bank & Trust Co	$203,000.00
10502160	24061	10011	The Columbian Bank & Trust Co	$164,000.00
10502161	24061	10011	The Columbian Bank & Trust Co	$328,000.00
10502162	24061	10011	The Columbian Bank & Trust Co	$300,000.00
10502163	24061	10011	The Columbian Bank & Trust Co	$300,000.00
10502164	24061	10011	The Columbian Bank & Trust Co	$300,000.00
10502165	24061	10011	The Columbian Bank & Trust Co	$150,000.00
10502166	24061	10011	The Columbian Bank & Trust Co	$118,000.00
10502167	24061	10011	The Columbian Bank & Trust Co	$268,000.00
10502211	24060	10011	The Columbian Bank & Trust Co	$3,475,000.00
10502258	24061	10011	The Columbian Bank & Trust Co	$141,000.00
10502277	24061	10011	The Columbian Bank & Trust Co	$236,600.00
10502290	24061	10011	The Columbian Bank & Trust Co	$150,440.44
10502292	24061	10011	The Columbian Bank & Trust Co	$146,860.43
10502355	24061	10011	The Columbian Bank & Trust Co	$433,265.41
10502409	24061	10011	The Columbian Bank & Trust Co	$338,480.00
10502410	24061	10011	The Columbian Bank & Trust Co	$338,184.87
10502415	24061	10011	The Columbian Bank & Trust Co	$334,602.00
10502459	24061	10011	The Columbian Bank & Trust Co	$203,970.63
10502460	24061	10011	The Columbian Bank & Trust Co	$205,449.25
10502461	24061	10011	The Columbian Bank & Trust Co	$207,951.40
10502462	24061	10011	The Columbian Bank & Trust Co	$202,569.33
10502492	24061	10011	The Columbian Bank & Trust Co	$879,797.42
10502503	24061	10011	The Columbian Bank & Trust Co	$499,236.86
10502504	24061	10011	The Columbian Bank & Trust Co	$491,174.40
10502516	24061	10011	The Columbian Bank & Trust Co	$160,518.32
10502517	24061	10011	The Columbian Bank & Trust Co	$154,700.00
10502519	24061	10011	The Columbian Bank & Trust Co	$160,386.03
10502528	24061	10011	The Columbian Bank & Trust Co	$2,334,685.00
10502534	24061	10011	The Columbian Bank & Trust Co	$207,957.14
10502535	24061	10011	The Columbian Bank & Trust Co	$207,144.78

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
10502536	24061	10011	The Columbian Bank & Trust Co	$207,524.53
10502537	24061	10011	The Columbian Bank & Trust Co	$204,152.76
10502579	24061	10011	The Columbian Bank & Trust Co	$61,781.62
10502586	24061	10011	The Columbian Bank & Trust Co	$4,211,647.13
10502587	24061	10011	The Columbian Bank & Trust Co	$3,825,886.57
10502588	24061	10011	The Columbian Bank & Trust Co	$207,445.18
10502589	24061	10011	The Columbian Bank & Trust Co	$207,825.53
10502590	24061	10011	The Columbian Bank & Trust Co	$199,327.14
10502591	24061	10011	The Columbian Bank & Trust Co	$208,000.00
10502594	24061	10011	The Columbian Bank & Trust Co	$216,000.00
10502656	24061	10011	The Columbian Bank & Trust Co	$47,838.27
10502665	24061	10011	The Columbian Bank & Trust Co	$66,468.77
10502670	24061	10011	The Columbian Bank & Trust Co	$47,506.99
10502673	24061	10011	The Columbian Bank & Trust Co	$243,855.69
10503066	24061	10011	The Columbian Bank & Trust Co	$949,082.41
10503093	24062	10011	The Columbian Bank & Trust Co	$6,173,265.35
10503132	24062	10011	The Columbian Bank & Trust Co	$6,988,137.99
10503147	24061	10011	The Columbian Bank & Trust Co	$3,685,674.73
10503148	24061	10011	The Columbian Bank & Trust Co	$1,429,709.86
10503149	24061	10011	The Columbian Bank & Trust Co	$9,056,860.91
10503164	24061	10011	The Columbian Bank & Trust Co	$58,969.87
10503165	24061	10011	The Columbian Bank & Trust Co	$385,000.00
10503166	24061	10011	The Columbian Bank & Trust Co	$496,723.78
10503168	24061	10011	The Columbian Bank & Trust Co	$45,801.58
10503169	24061	10011	The Columbian Bank & Trust Co	$35,697.02
10503173	24061	10011	The Columbian Bank & Trust Co	$126,227.11
10503174	24061	10011	The Columbian Bank & Trust Co	$183,722.92
10503175	24061	10011	The Columbian Bank & Trust Co	$155,428.34
10503176	24061	10011	The Columbian Bank & Trust Co	$178,968.24
10503177	24061	10011	The Columbian Bank & Trust Co	$220,476.60
10503229	24061	10011	The Columbian Bank & Trust Co	$1,276,382.35
10503236	24061	10011	The Columbian Bank & Trust Co	$75,828.93
10503237	24061	10011	The Columbian Bank & Trust Co	$72,638.40
10503265	24061	10011	The Columbian Bank & Trust Co	$3,084,750.94
10503267	24060	10011	The Columbian Bank & Trust Co	$2,864,103.84
10503277	24062	10011	The Columbian Bank & Trust Co	$4,666,110.16
10503283	24061	10011	The Columbian Bank & Trust Co	$407,341.71
10503298	24062	10011	The Columbian Bank & Trust Co	$3,953,218.23
10503309	24061	10011	The Columbian Bank & Trust Co	$50,377.96
10503339	24061	10011	The Columbian Bank & Trust Co	$68,890.44
10503393	24061	10011	The Columbian Bank & Trust Co	$57,301.63
10503428	24061	10011	The Columbian Bank & Trust Co	$145,362.08
10503654	24061	10011	The Columbian Bank & Trust Co	$50,392.66

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
10871105	24060	10022	The Community Bank	$56,498.04
15811378	24061	10021	Franklin Bank SSB	$232,410.13
15811379	24061	10021	Franklin Bank SSB	$259,992.00
15811380	24061	10021	Franklin Bank SSB	$252,175.00
15811381	24061	10021	Franklin Bank SSB	$45,911.09
15811382	24061	10021	Franklin Bank SSB	$202,087.15
15811383	24061	10021	Franklin Bank SSB	$238,306.60
15990577	24060	10021	Franklin Bank SSB	$284,100.00
15990578	24060	10021	Franklin Bank SSB	$307,400.00
15990579	24060	10021	Franklin Bank SSB	$299,899.99
15990580	24060	10021	Franklin Bank SSB	$293,100.00
17083779	24061	10021	Franklin Bank SSB	$114,120.00
17083780	24061	10021	Franklin Bank SSB	$129,920.00
17083781	24061	10021	Franklin Bank SSB	$221,560.00
17083782	24061	10021	Franklin Bank SSB	$206,250.00
17083783	24061	10021	Franklin Bank SSB	$206,250.00
17083784	24061	10021	Franklin Bank SSB	$206,250.00
17083785	24061	10021	Franklin Bank SSB	$206,250.00
17083787	24061	10021	Franklin Bank SSB	$462,278.09
17083788	24061	10021	Franklin Bank SSB	$175,665.85
17104150	24060	10021	Franklin Bank SSB	$1,077,211.77
17104151	24060	10021	Franklin Bank SSB	$6,158,484.92
18011354	24060	10022	The Community Bank	$366,321.13
18011383	24060	10022	The Community Bank	$3,061,977.10
18021829	24060	10022	The Community Bank	$292,734.00
18021932	24060	10022	The Community Bank	$210,622.96
18031115	24060	10022	The Community Bank	$1,189,214.95
18031355	24060	10022	The Community Bank	$133,274.15
18040222	24060	10022	The Community Bank	$1,858,604.44
18040282	24060	10022	The Community Bank	$15,448.65
18040445	24060	10022	The Community Bank	$800,000.00
18040691	24060	10022	The Community Bank	$4,399,987.56
18041026	24060	10022	The Community Bank	$3,603,540.30
18042007	24060	10022	The Community Bank	$4,046,385.06
18042087	24060	10022	The Community Bank	$1,042,500.00
18042150	24060	10022	The Community Bank	$484,900.15
18042152	24060	10022	The Community Bank	$6,036,100.00
18050036	24060	10022	The Community Bank	$1,104,913.02
18050037	24060	10022	The Community Bank	$195,000.00
18050162	24060	10022	The Community Bank	$926,496.65
18050265	24060	10022	The Community Bank	$747,600.00
18050366	24060	10022	The Community Bank	$2,613,179.40
18050377	24060	10022	The Community Bank	$99,389.90

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
18050378	24060	10022	The Community Bank	$264,546.77
18050379	24060	10022	The Community Bank	$262,949.26
18050381	24060	10022	The Community Bank	$270,787.47
18050389	24060	10022	The Community Bank	$1,847,800.86
18050474	24060	10022	The Community Bank	$175,279.04
18050566	24060	10022	The Community Bank	$56,247.05
18050580	24060	10022	The Community Bank	$670,174.80
18050585	24060	10022	The Community Bank	$501,000.00
18050638	24060	10022	The Community Bank	$41,444.60
18050688	24060	10022	The Community Bank	$186,750.00
18050690	24060	10022	The Community Bank	$117,750.00
18050691	24060	10022	The Community Bank	$120,750.00
18050714	24060	10022	The Community Bank	$1,396,800.00
18050746	24060	10022	The Community Bank	$3,170,060.47
18050758	24060	10022	The Community Bank	$585,000.00
18050929	24060	10022	The Community Bank	$40,941.57
18050932	24060	10022	The Community Bank	$152,358.02
18050936	24060	10022	The Community Bank	$203,497.71
18050937	24060	10022	The Community Bank	$183,990.85
18050939	24060	10022	The Community Bank	$216,676.72
18050940	24060	10022	The Community Bank	$192,512.05
18051058	24060	10022	The Community Bank	$1,463,665.48
18051243	24060	10022	The Community Bank	$465,754.83
18051263	24060	10022	The Community Bank	$348,750.00
18051324	24060	10022	The Community Bank	$651,000.00
18051328	24060	10022	The Community Bank	$7,463,730.44
18051339	24060	10022	The Community Bank	$100,000.00
18051417	24060	10022	The Community Bank	$219,000.00
18051419	24060	10022	The Community Bank	$872,250.00
18051481	24060	10022	The Community Bank	$860,000.00
18060059	24060	10022	The Community Bank	$418,602.79
18060061	24060	10022	The Community Bank	$457,500.00
18060162	24060	10022	The Community Bank	$65,433.58
18060163	24060	10022	The Community Bank	$65,444.54
18060164	24060	10022	The Community Bank	$164,028.11
18060165	24060	10022	The Community Bank	$160,366.16
18060170	24060	10022	The Community Bank	$176,025.71
18060236	24060	10022	The Community Bank	$80,208.33
18060287	24060	10022	The Community Bank	$2,715,955.15
18060347	24060	10022	The Community Bank	$8,800,433.32
18060365	24060	10022	The Community Bank	$1,630,755.00
18060366	24060	10022	The Community Bank	$251,488.82
18060367	24060	10022	The Community Bank	$249,013.82

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
18060381	24060	10022	The Community Bank	$525,314.36
18060388	24060	10022	The Community Bank	$1,085,500.00
18060417	24060	10022	The Community Bank	$2,783,376.08
18060442	24060	10022	The Community Bank	$256,084.96
18060465	24060	10022	The Community Bank	$128,162.83
18060512	24060	10022	The Community Bank	$10,808.02
18060555	24060	10022	The Community Bank	$540,000.00
18060591	24060	10022	The Community Bank	$2,872,300.19
18060608	24060	10022	The Community Bank	$252,000.00
18060632	24060	10022	The Community Bank	$257,784.68
18060633	24060	10022	The Community Bank	$698,746.57
18060656	24060	10022	The Community Bank	$546,719.56
18060695	24060	10022	The Community Bank	$144,000.00
18060739	24060	10022	The Community Bank	$204,676.00
18060751	24060	10022	The Community Bank	$105,293.23
18060787	24060	10022	The Community Bank	$899,209.65
18060807	24060	10022	The Community Bank	$734,513.78
18060908	24060	10022	The Community Bank	$879,738.47
18060934	24060	10022	The Community Bank	$364,814.19
18060976	24060	10022	The Community Bank	$1,922,804.51
18060979	24060	10022	The Community Bank	$197,181.93
18061043	24060	10022	The Community Bank	$110,106.62
18061065	24060	10022	The Community Bank	$145,517.79
18061161	24060	10022	The Community Bank	$228,000.00
18061280	24060	10022	The Community Bank	$263,250.00
18061289	24060	10022	The Community Bank	$192,218.70
18061300	24060	10022	The Community Bank	$1,125,000.00
18061310	24060	10022	The Community Bank	$1,076,250.00
18061387	24060	10022	The Community Bank	$31,283.86
18070026	24060	10022	The Community Bank	$2,432,231.65
18070032	24060	10022	The Community Bank	$4,269,958.89
18070040	24060	10022	The Community Bank	$142,629.30
18070064	24060	10022	The Community Bank	$406,623.75
18070087	24060	10022	The Community Bank	$872,950.00
18070103	24060	10022	The Community Bank	$147,000.00
18070107	24060	10022	The Community Bank	$348,415.96
18070167	24060	10022	The Community Bank	$1,140,863.89
18070175	24060	10022	The Community Bank	$354,120.00
18070185	24060	10022	The Community Bank	$2,957,625.02
18070189	24060	10022	The Community Bank	$1,023,528.64
18070193	24060	10022	The Community Bank	$339,706.69
18070194	24060	10022	The Community Bank	$339,595.09
18070195	24060	10022	The Community Bank	$338,742.97

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
18070196	24060	10022	The Community Bank	$344,026.66
18070197	24060	10022	The Community Bank	$338,396.92
18070198	24060	10022	The Community Bank	$341,161.56
18070199	24060	10022	The Community Bank	$343,435.02
18070200	24060	10022	The Community Bank	$339,436.24
18070201	24060	10022	The Community Bank	$338,762.94
18070202	24060	10022	The Community Bank	$339,528.09
18070239	24060	10022	The Community Bank	$159,900.00
18070241	24060	10022	The Community Bank	$159,900.00
18070242	24060	10022	The Community Bank	$159,900.00
18070245	24060	10022	The Community Bank	$187,330.00
18070252	24060	10022	The Community Bank	$3,648,620.45
18070255	24060	10022	The Community Bank	$3,288,243.62
18070267	24060	10022	The Community Bank	$3,509,621.60
18070314	24060	10022	The Community Bank	$1,133,995.59
18070315	24060	10022	The Community Bank	$313,995.88
18070324	24060	10022	The Community Bank	$268,956.35
18070342	24060	10022	The Community Bank	$2,912,700.00
18070343	24060	10022	The Community Bank	$1,412,127.87
18070346	24060	10022	The Community Bank	$4,261,399.06
18070355	24060	10022	The Community Bank	$272,250.00
18070356	24060	10022	The Community Bank	$268,500.00
18070357	24060	10022	The Community Bank	$272,250.00
18070358	24060	10022	The Community Bank	$250,311.80
18070359	24060	10022	The Community Bank	$251,250.00
18070360	24060	10022	The Community Bank	$273,750.00
18070376	24060	10022	The Community Bank	$483,208.65
18070377	24060	10022	The Community Bank	$411,638.13
18070416	24060	10022	The Community Bank	$1,612,156.51
18070419	24060	10022	The Community Bank	$91,366.50
18070492	24060	10022	The Community Bank	$62,627.41
18070505	24060	10022	The Community Bank	$40,694.00
18070506	24060	10022	The Community Bank	$89,031.02
18070507	24060	10022	The Community Bank	$95,370.71
18070508	24060	10022	The Community Bank	$94,840.69
18070509	24060	10022	The Community Bank	$40,819.00
18070510	24060	10022	The Community Bank	$40,869.15
18070511	24060	10022	The Community Bank	$105,351.68
18070512	24060	10022	The Community Bank	$105,351.68
18070513	24060	10022	The Community Bank	$40,869.15
18070515	24060	10022	The Community Bank	$45,126.24
18070516	24060	10022	The Community Bank	$109,875.00
18070517	24060	10022	The Community Bank	$106,335.02

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
18070518	24060	10022	The Community Bank	$99,273.70
18070528	24060	10022	The Community Bank	$381,078.89
18070556	24060	10022	The Community Bank	$2,450,379.01
18070580	24060	10022	The Community Bank	$600,037.50
18070581	24060	10022	The Community Bank	$1,416,038.98
18070600	24060	10022	The Community Bank	$841,808.15
18070601	24060	10022	The Community Bank	$1,052,895.12
18070602	24060	10022	The Community Bank	$1,792,188.34
18070647	24060	10022	The Community Bank	$119,925.00
18070649	24060	10022	The Community Bank	$119,925.00
18070650	24060	10022	The Community Bank	$90,861.96
18070652	24060	10022	The Community Bank	$119,925.00
18070654	24060	10022	The Community Bank	$99,941.97
18070668	24060	10022	The Community Bank	$137,172.00
18070724	24060	10022	The Community Bank	$373,749.55
18070734	24060	10022	The Community Bank	$3,733,654.83
18070744	24060	10022	The Community Bank	$381,399.28
18070749	24060	10022	The Community Bank	$588,171.52
18070769	24060	10022	The Community Bank	$165,000.00
18070824	24060	10022	The Community Bank	$801,502.04
18070854	24060	10022	The Community Bank	$1,691,935.55
18070858	24060	10022	The Community Bank	$1,242,990.10
18070874	24060	10022	The Community Bank	$249,287.66
18070875	24060	10022	The Community Bank	$267,557.39
18070876	24060	10022	The Community Bank	$68,634.82
18070877	24060	10022	The Community Bank	$68,634.82
18070878	24060	10022	The Community Bank	$62,568.82
18070879	24060	10022	The Community Bank	$68,634.82
18070886	24060	10022	The Community Bank	$744,999.66
18070902	24060	10022	The Community Bank	$6,915,550.00
18070913	24060	10022	The Community Bank	$75,776.47
18070914	24060	10022	The Community Bank	$376,882.79
18070915	24060	10022	The Community Bank	$376,709.81
18070925	24060	10022	The Community Bank	$50,689.96
18070935	24060	10022	The Community Bank	$123,201.51
18070970	24060	10022	The Community Bank	$79,534.80
18070974	24060	10022	The Community Bank	$67,560.10
18070975	24060	10022	The Community Bank	$67,560.10
18070976	24060	10022	The Community Bank	$67,560.10
18070977	24060	10022	The Community Bank	$67,560.10
18070978	24060	10022	The Community Bank	$67,874.50
18070979	24060	10022	The Community Bank	$1,999,466.61
18070992	24060	10022	The Community Bank	$1,864,810.53

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
18070993	24060	10022	The Community Bank	$68,199.50
18070994	24060	10022	The Community Bank	$67,874.50
18070995	24060	10022	The Community Bank	$67,885.10
18070996	24060	10022	The Community Bank	$67,560.10
18070997	24060	10022	The Community Bank	$67,560.10
18070998	24060	10022	The Community Bank	$186,750.00
18070999	24060	10022	The Community Bank	$163,267.32
18071000	24060	10022	The Community Bank	$186,750.00
18071001	24060	10022	The Community Bank	$186,750.00
18071002	24060	10022	The Community Bank	$187,105.30
18071027	24060	10022	The Community Bank	$33,640.66
18071045	24060	10022	The Community Bank	$40,347.46
18071046	24060	10022	The Community Bank	$100,512.75
18071049	24060	10022	The Community Bank	$90,229.31
18071051	24060	10022	The Community Bank	$338,010.44
18071052	24060	10022	The Community Bank	$333,584.17
18071053	24060	10022	The Community Bank	$358,603.99
18071063	24060	10022	The Community Bank	$110,624.25
18071071	24060	10022	The Community Bank	$372,883.46
18071082	24060	10022	The Community Bank	$26,410.51
18071098	24060	10022	The Community Bank	$288,750.00
18071100	24060	10022	The Community Bank	$58,486.09
18071101	24060	10022	The Community Bank	$56,498.04
18071102	24060	10022	The Community Bank	$51,534.92
18071103	24060	10022	The Community Bank	$51,534.92
18071104	24060	10022	The Community Bank	$58,478.57
18071106	24060	10022	The Community Bank	$51,534.92
18071107	24060	10022	The Community Bank	$51,534.92
18071108	24060	10022	The Community Bank	$82,715.82
18071109	24060	10022	The Community Bank	$58,080.98
18071110	24060	10022	The Community Bank	$51,398.62
18071111	24060	10022	The Community Bank	$82,715.82
18071112	24060	10022	The Community Bank	$51,523.62
18071113	24060	10022	The Community Bank	$57,563.68
18071114	24060	10022	The Community Bank	$51,389.22
18071115	24060	10022	The Community Bank	$82,249.05
18071116	24060	10022	The Community Bank	$51,389.22
18071124	24060	10022	The Community Bank	$92,876.68
18071125	24060	10022	The Community Bank	$90,983.37
18071140	24060	10022	The Community Bank	$1,182,168.10
18071203	24060	10022	The Community Bank	$108,653.71
18071208	24060	10022	The Community Bank	$1,748,699.78
18071223	24060	10022	The Community Bank	$2,063,628.10

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
18071231	24060	10022	The Community Bank	$135,768.60
18071280	24060	10022	The Community Bank	$136,500.00
18071284	24060	10022	The Community Bank	$113,970.00
18071294	24060	10022	The Community Bank	$255,170.00
18071311	24060	10022	The Community Bank	$500,940.00
18080022	24060	10022	The Community Bank	$803,131.87
18080045	24060	10022	The Community Bank	$750,000.00
18080057	24060	10022	The Community Bank	$600,800.00
18080058	24060	10022	The Community Bank	$453,750.00
18080075	24060	10022	The Community Bank	$569,197.56
18080089	24060	10022	The Community Bank	$128,250.00
18080090	24060	10022	The Community Bank	$123,112.51
18080092	24060	10022	The Community Bank	$801,416.21
18080104	24060	10022	The Community Bank	$39,972.51
18080123	24060	10022	The Community Bank	$3,660,507.54
18080127	24060	10022	The Community Bank	$28,227.38
18080140	24060	10022	The Community Bank	$1,949,489.44
18080183	24060	10022	The Community Bank	$37,955.25
18080185	24060	10022	The Community Bank	$37,565.25
18080245	24060	10022	The Community Bank	$101,065.86
18080246	24060	10022	The Community Bank	$100,407.54
18080247	24060	10022	The Community Bank	$101,063.36
18080248	24060	10022	The Community Bank	$94,817.26
18080249	24060	10022	The Community Bank	$91,851.66
18080251	24060	10022	The Community Bank	$240,000.00
18080252	24060	10022	The Community Bank	$52,494.37
18080253	24060	10022	The Community Bank	$86,990.70
18080258	24060	10022	The Community Bank	$230,559.98
18080303	24060	10022	The Community Bank	$435,257.03
18080304	24060	10022	The Community Bank	$785,845.46
18080305	24060	10022	The Community Bank	$74,539.03
18080359	24060	10022	The Community Bank	$82,741.17
18080360	24060	10022	The Community Bank	$86,990.70
18080389	24060	10022	The Community Bank	$280,261.32
18080647	24060	10022	The Community Bank	$81,699.27
18080680	24060	10022	The Community Bank	$1,421,411.34
18080758	24060	10022	The Community Bank	$118,301.00
18080759	24060	10022	The Community Bank	$118,551.00
18080760	24060	10022	The Community Bank	$118,551.00
18080761	24060	10022	The Community Bank	$118,551.00
18080762	24060	10022	The Community Bank	$118,551.00
18080763	24060	10022	The Community Bank	$118,551.00
18080764	24060	10022	The Community Bank	$118,301.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
18080765	24060	10022	The Community Bank	$118,551.00
18080766	24060	10022	The Community Bank	$118,551.00
18080767	24060	10022	The Community Bank	$118,551.00
18080768	24060	10022	The Community Bank	$118,551.00
18080769	24060	10022	The Community Bank	$118,551.00
18080770	24060	10022	The Community Bank	$118,551.00
18080771	24060	10022	The Community Bank	$118,551.00
18080772	24060	10022	The Community Bank	$118,301.00
19011690	24060	10022	The Community Bank	$109,616.13
19020705	24060	10022	The Community Bank	$54,597.98
19020767	24060	10022	The Community Bank	$49,092.50
19020768	24060	10022	The Community Bank	$59,518.55
19021110	24060	10022	The Community Bank	$16,063.89
19021434	24060	10022	The Community Bank	$110,219.94
19030412	24060	10022	The Community Bank	$25,081.05
19031095	24060	10022	The Community Bank	$67,024.26
19040857	24060	10022	The Community Bank	$164,738.89
19041076	24060	10022	The Community Bank	$83,966.83
19042092	24060	10022	The Community Bank	$80,461.93
19050023	24060	10022	The Community Bank	$3,813.82
19050092	24060	10022	The Community Bank	$29,787.86
19050228	24060	10022	The Community Bank	$81,122.08
19050395	24060	10022	The Community Bank	$91,638.20
19050515	24060	10022	The Community Bank	$13,388.50
19050544	24060	10022	The Community Bank	$44,866.96
19050677	24060	10022	The Community Bank	$92,928.33
19060132	24060	10022	The Community Bank	$41,326.96
19060190	24060	10022	The Community Bank	$6,309.21
19060292	24060	10022	The Community Bank	$169,534.53
19060448	24060	10022	The Community Bank	$29,592.33
19060449	24060	10022	The Community Bank	$22,335.60
19060601	24060	10022	The Community Bank	$21,564.55
19060754	24060	10022	The Community Bank	$90,663.22
19061206	24060	10022	The Community Bank	$108,654.59
19061207	24060	10022	The Community Bank	$105,431.76
19061208	24060	10022	The Community Bank	$109,501.60
19061237	24060	10022	The Community Bank	$29,311.03
19061353	24060	10022	The Community Bank	$64,231.09
19070166	24060	10022	The Community Bank	$29,525.66
19070329	24060	10022	The Community Bank	$40,364.13
19070413	24060	10022	The Community Bank	$87,885.79
19070543	24060	10022	The Community Bank	$36,225.47
19070836	24060	10022	The Community Bank	$52,299.52

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
19070837	24060	10022	The Community Bank	$53,091.02
19071042	24060	10022	The Community Bank	$148,958.34
19071229	24060	10022	The Community Bank	$46,552.53
19071243	24060	10022	The Community Bank	$115,133.86
19071269	24060	10022	The Community Bank	$136,520.55
19071288	24060	10022	The Community Bank	$46,737.89
19080003	24060	10022	The Community Bank	$47,429.99
19080160	24060	10022	The Community Bank	$187,955.54
19080197	24060	10022	The Community Bank	$72,706.92
19080296	24060	10022	The Community Bank	$98,718.65
19080388	24060	10022	The Community Bank	$1,471,088.49
19080433	24060	10022	The Community Bank	$179,903.99
19080434	24060	10022	The Community Bank	$82,113.02
19080497	24060	10022	The Community Bank	$37,711.55
19080498	24060	10022	The Community Bank	$39,119.83
19080499	24060	10022	The Community Bank	$124,637.18
19080560	24060	10022	The Community Bank	$99,448.45
19080583	24060	10022	The Community Bank	$209,440.10
19080649	24060	10022	The Community Bank	$117,489.15
19080722	24060	10022	The Community Bank	$90,020.62
19080738	24060	10022	The Community Bank	$129,349.72
19080800	24060	10022	The Community Bank	$40,900.38
19080842	24060	10022	The Community Bank	$103,500.00
19080843	24060	10022	The Community Bank	$103,500.00
19080851	24060	10022	The Community Bank	$183,356.15
19991516	24060	10022	The Community Bank	$73,333.08
20376742	24061	10021	Franklin Bank SSB	$4,733.46
20377842	24061	10021	Franklin Bank SSB	$3,875.14
20398942	24061	10021	Franklin Bank SSB	$4,833.96
20412342	24061	10021	Franklin Bank SSB	$14,867.49
20418642	24061	10021	Franklin Bank SSB	$1,850.07
20424242	24061	10021	Franklin Bank SSB	$5,998.78
22717901	24061	10021	Franklin Bank SSB	$36,678.79
22997721	24061	10021	Franklin Bank SSB	$44,923.99
29061222	24060	10022	The Community Bank	$17,692.16
40327100	24060	10047	Firstcity Bank	$114,000.00
49070720	24060	10022	The Community Bank	$80,218.61
60162350	24061	10021	Franklin Bank SSB	$116,591.20
60162434	24061	10021	Franklin Bank SSB	$43,892.82
60162475	24061	10021	Franklin Bank SSB	$599,981.25
60162478	24061	10021	Franklin Bank SSB	$38,237.86
60162572	24061	10021	Franklin Bank SSB	$175,000.00
60162836	24061	10021	Franklin Bank SSB	$49,347.99

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
60162875	24061	10021	Franklin Bank SSB	$216,728.71
60162877	24061	10021	Franklin Bank SSB	$74,866.54
60162879	24061	10021	Franklin Bank SSB	$184,143.15
60162917	24061	10021	Franklin Bank SSB	$84,287.56
60162975	24061	10021	Franklin Bank SSB	$20,739.45
60162984	24061	10021	Franklin Bank SSB	$117,495.99
60162985	24061	10021	Franklin Bank SSB	$139,490.00
60162986	24061	10021	Franklin Bank SSB	$155,726.18
60163012	24061	10021	Franklin Bank SSB	$53,564.00
60163016	24061	10021	Franklin Bank SSB	$320,000.00
60163033	24061	10021	Franklin Bank SSB	$937,500.00
60163069	24061	10021	Franklin Bank SSB	$172,319.04
60163212	24061	10021	Franklin Bank SSB	$600,765.62
60163251	24061	10021	Franklin Bank SSB	$56,150.00
60163289	24061	10021	Franklin Bank SSB	$39,098.61
60163335	24061	10021	Franklin Bank SSB	$186,250.00
60164042	24061	10021	Franklin Bank SSB	$249,000.00
60165118	24061	10021	Franklin Bank SSB	$125,373.16
60165307	24061	10021	Franklin Bank SSB	$107,328.55
60165620	24061	10021	Franklin Bank SSB	$139,496.12
60165670	24061	10021	Franklin Bank SSB	$77,600.00
60165671	24061	10021	Franklin Bank SSB	$77,600.00
60165742	24061	10021	Franklin Bank SSB	$89,057.81
70052391	24061	10021	Franklin Bank SSB	$6,197.15
70052919	24061	10021	Franklin Bank SSB	$4,937.74
70053223	24061	10021	Franklin Bank SSB	$15,247.58
70054865	24061	10021	Franklin Bank SSB	$42,273.25
70054878	24061	10021	Franklin Bank SSB	$66,498.53
70054956	24061	10021	Franklin Bank SSB	$25,779.40
70055325	24061	10021	Franklin Bank SSB	$2,146.88
70055615	24061	10021	Franklin Bank SSB	$6,044.01
70056028	24061	10021	Franklin Bank SSB	$32,208.39
70056162	24061	10021	Franklin Bank SSB	$764.92
70056224	24061	10021	Franklin Bank SSB	$29,636.43
70058383	24061	10021	Franklin Bank SSB	$1,372.83
70059957	24061	10021	Franklin Bank SSB	$24,743.72
70060134	24061	10021	Franklin Bank SSB	$31,885.52
70060793	24061	10021	Franklin Bank SSB	$8,045.59
70065380	24061	10021	Franklin Bank SSB	$11,305.90
70065921	24061	10021	Franklin Bank SSB	$26,060.95
70065925	24061	10021	Franklin Bank SSB	$27,150.10
70065930	24061	10021	Franklin Bank SSB	$40,646.12
71244001	24060	10032	Ocala National Bank	$32,172.59

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
71256401	24060	10032	Ocala National Bank	$19,599.42
71257201	24060	10032	Ocala National Bank	$42,551.59
71266701	24060	10032	Ocala National Bank	$59,438.94
71345501	24060	10032	Ocala National Bank	$6,092.50
72045609	24061	10021	Franklin Bank SSB	$18,366.46
72046151	24061	10021	Franklin Bank SSB	$8,998.59
72046615	24061	10021	Franklin Bank SSB	$6,076.05
72046714	24061	10021	Franklin Bank SSB	$6,304.50
72046920	24061	10021	Franklin Bank SSB	$10,442.04
72046938	24061	10021	Franklin Bank SSB	$8,798.61
72050443	24061	10021	Franklin Bank SSB	$6,506.51
72050641	24061	10021	Franklin Bank SSB	$11,515.93
81041461	24060	10048	Omni National Bank	$1,234,630.41
81041700	24060	10048	Omni National Bank	$22,325.00
81044803	24060	10048	Omni National Bank	$175,000.00
81045166	24060	10048	Omni National Bank	$1,586,393.52
81045629	24060	10048	Omni National Bank	$105,364.00
81045661	24060	10048	Omni National Bank	$202,494.63
81046015	24060	10048	Omni National Bank	$25,377.24
81046601	24061	10048	Omni National Bank	$81,745.42
81046693	24060	10048	Omni National Bank	$98,323.07
81048350	24060	10048	Omni National Bank	$92,259.21
81049449	24060	10048	Omni National Bank	$132,590.36
81051048	24060	10048	Omni National Bank	$105,000.00
81051072	24060	10048	Omni National Bank	$105,000.00
81052533	24060	10048	Omni National Bank	$55,025.85
81052559	24060	10048	Omni National Bank	$52,434.05
81053523	24060	10048	Omni National Bank	$87,293.59
81055082	24060	10048	Omni National Bank	$39,369.91
81055173	24060	10048	Omni National Bank	$39,311.50
81055595	24060	10048	Omni National Bank	$30,417.00
81056965	24060	10048	Omni National Bank	$71,466.44
81056973	24060	10048	Omni National Bank	$71,524.40
81056981	24060	10048	Omni National Bank	$71,563.36
81057814	24060	10048	Omni National Bank	$110,151.89
81058789	24060	10048	Omni National Bank	$107,725.29
81061659	24060	10048	Omni National Bank	$134,285.24
81062425	24060	10048	Omni National Bank	$63,553.37
81062912	24060	10048	Omni National Bank	$79,651.87
81063118	24060	10048	Omni National Bank	$80,325.00
81064116	24060	10048	Omni National Bank	$17,105.78
81068043	24060	10048	Omni National Bank	$84,100.81
81068100	24060	10048	Omni National Bank	$141,100.15

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
81069637	24060	10048	Omni National Bank	$86,128.06
81072218	24060	10048	Omni National Bank	$236,250.00
81073331	24060	10048	Omni National Bank	$90,241.72
81073612	24060	10048	Omni National Bank	$134,750.00
81078365	24060	10048	Omni National Bank	$32,336.80
81081459	24061	10048	Omni National Bank	$190,000.00
81081508	24060	10048	Omni National Bank	$474,144.00
81083223	24060	10048	Omni National Bank	$165,244.56
81083249	24060	10048	Omni National Bank	$171,792.12
81084700	24060	10048	Omni National Bank	$97,455.88
81084726	24060	10048	Omni National Bank	$68,190.32
81084750	24060	10048	Omni National Bank	$78,692.85
81085229	24060	10048	Omni National Bank	$47,433.53
81086110	24060	10048	Omni National Bank	$117,256.47
81086623	24060	10048	Omni National Bank	$91,254.37
81087861	24060	10048	Omni National Bank	$66,376.64
81088009	24060	10048	Omni National Bank	$47,887.77
81088025	24060	10048	Omni National Bank	$80,066.46
81088075	24060	10048	Omni National Bank	$60,575.00
81088455	24061	10048	Omni National Bank	$148,662.00
81091664	24060	10048	Omni National Bank	$180,339.57
81091705	24060	10048	Omni National Bank	$65,306.23
81091739	24060	10048	Omni National Bank	$83,532.24
81092068	24060	10048	Omni National Bank	$100,899.53
81092315	24061	10048	Omni National Bank	$144,995.17
81093230	24061	10048	Omni National Bank	$187,445.00
81094238	24060	10048	Omni National Bank	$80,000.00
81097373	24060	10048	Omni National Bank	$41,767.81
81099858	24060	10048	Omni National Bank	$100,924.48
81100506	24060	10048	Omni National Bank	$219,000.00
81100655	24060	10048	Omni National Bank	$240,015.32
81100952	24060	10048	Omni National Bank	$64,899.62
81101083	24060	10048	Omni National Bank	$107,068.91
81101140	24060	10048	Omni National Bank	$22,675.00
81101174	24060	10048	Omni National Bank	$73,918.70
81101223	24060	10048	Omni National Bank	$38,364.48
81101322	24060	10048	Omni National Bank	$119,836.92
81101372	24060	10048	Omni National Bank	$93,780.34
81101398	24060	10048	Omni National Bank	$127,745.93
81101405	24060	10048	Omni National Bank	$65,170.21
81103104	24060	10048	Omni National Bank	$63,250.00
81108956	24060	10048	Omni National Bank	$133,574.99
81109409	24060	10048	Omni National Bank	$123,430.88

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
81109855	24060	10048	Omni National Bank	$120,000.00
81114218	24060	10048	Omni National Bank	$136,170.21
81115505	24060	10048	Omni National Bank	$24,474.39
81115513	24060	10048	Omni National Bank	$3,692,000.00
81123558	24060	10048	Omni National Bank	$104,682.30
81124259	24060	10048	Omni National Bank	$60,163.45
81128350	24060	10048	Omni National Bank	$105,870.60
81130008	24060	10048	Omni National Bank	$108,704.48
81143902	24060	10048	Omni National Bank	$64,383.87
81144687	24060	10048	Omni National Bank	$72,000.00
81144885	24060	10048	Omni National Bank	$318,386.91
81145544	24060	10048	Omni National Bank	$20,734.89
81147152	24061	10048	Omni National Bank	$585,748.54
81148027	24060	10048	Omni National Bank	$103,985.06
81148051	24061	10048	Omni National Bank	$245,795.18
81148069	24060	10048	Omni National Bank	$164,042.82
81148085	24060	10048	Omni National Bank	$95,100.00
81148655	24060	10048	Omni National Bank	$153,567.91
81150569	24061	10048	Omni National Bank	$208,260.47
81150577	24060	10048	Omni National Bank	$83,097.00
81150684	24060	10048	Omni National Bank	$138,897.12
81150832	24061	10048	Omni National Bank	$144,427.59
81151377	24060	10048	Omni National Bank	$44,579.14
81151715	24060	10048	Omni National Bank	$248,669.80
81152953	24060	10048	Omni National Bank	$43,200.23
81154371	24060	10048	Omni National Bank	$281,499.61
81154389	24060	10048	Omni National Bank	$317,600.00
81155808	24060	10048	Omni National Bank	$94,128.97
81156252	24060	10048	Omni National Bank	$51,923.96
81157268	24060	10048	Omni National Bank	$125,449.50
81157367	24060	10048	Omni National Bank	$87,541.19
81157408	24060	10048	Omni National Bank	$82,847.64
81157979	24060	10048	Omni National Bank	$1,516,729.09
81158513	24060	10048	Omni National Bank	$829,710.80
81158985	24061	10048	Omni National Bank	$135,500.00
81159157	24061	10048	Omni National Bank	$198,402.49
81159404	24060	10048	Omni National Bank	$60,440.00
81164825	24060	10048	Omni National Bank	$53,463.25
81164966	24060	10048	Omni National Bank	$36,624.94
81166722	24061	10048	Omni National Bank	$127,560.92
81167118	24060	10048	Omni National Bank	$36,366.16
81167944	24060	10048	Omni National Bank	$308,031.43
81168075	24060	10048	Omni National Bank	$154,913.05

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
81168083	24060	10048	Omni National Bank	$53,200.00
81168116	24060	10048	Omni National Bank	$2,695,957.45
81168207	24060	10048	Omni National Bank	$157,112.58
81168661	24061	10048	Omni National Bank	$209,191.46
81168695	24060	10048	Omni National Bank	$115,963.00
81168710	24060	10048	Omni National Bank	$76,074.98
81169031	24060	10048	Omni National Bank	$100,995.47
81169205	24060	10048	Omni National Bank	$100,056.49
81169817	24060	10048	Omni National Bank	$91,029.38
81170054	24060	10048	Omni National Bank	$129,745.93
81170096	24060	10048	Omni National Bank	$122,623.51
81170161	24061	10048	Omni National Bank	$97,818.41
81170351	24060	10048	Omni National Bank	$360,665.00
81170385	24060	10048	Omni National Bank	$306,886.09
81170616	24060	10048	Omni National Bank	$121,941.78
81172167	24060	10048	Omni National Bank	$76,056.31
81172282	24060	10048	Omni National Bank	$56,485.00
81172589	24060	10048	Omni National Bank	$44,587.71
81172977	24060	10048	Omni National Bank	$125,584.21
81173420	24061	10048	Omni National Bank	$108,871.29
81173678	24060	10048	Omni National Bank	$55,105.06
81174353	24061	10048	Omni National Bank	$158,837.22
81175012	24060	10048	Omni National Bank	$99,125.00
81176044	24060	10048	Omni National Bank	$3,679,627.60
81176474	24060	10048	Omni National Bank	$83,523.68
81176581	24060	10048	Omni National Bank	$100,230.07
81177050	24060	10048	Omni National Bank	$146,910.81
81177927	24061	10048	Omni National Bank	$85,652.55
81178412	24061	10048	Omni National Bank	$236,604.37
81178743	24060	10048	Omni National Bank	$85,625.00
81178834	24060	10048	Omni National Bank	$99,458.75
81179121	24060	10048	Omni National Bank	$91,875.00
81179139	24060	10048	Omni National Bank	$90,000.00
81179220	24060	10048	Omni National Bank	$90,000.00
81179311	24060	10048	Omni National Bank	$36,339.16
81179337	24060	10048	Omni National Bank	$36,339.16
81179387	24060	10048	Omni National Bank	$36,357.91
81179395	24060	10048	Omni National Bank	$36,319.16
81179402	24060	10048	Omni National Bank	$36,319.16
81179410	24060	10048	Omni National Bank	$36,337.91
81179428	24060	10048	Omni National Bank	$90,000.00
81180277	24060	10048	Omni National Bank	$163,841.49
81180326	24060	10048	Omni National Bank	$100,103.95

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
81180574	24060	10048	Omni National Bank	$135,607.77
81180623	24060	10048	Omni National Bank	$113,308.87
81180722	24060	10048	Omni National Bank	$152,539.71
81181986	24060	10048	Omni National Bank	$99,835.95
81182562	24060	10048	Omni National Bank	$336,258.30
81182661	24060	10048	Omni National Bank	$200,000.00
81182687	24060	10048	Omni National Bank	$1,200,000.00
81182950	24060	10048	Omni National Bank	$87,061.64
81183768	24061	10048	Omni National Bank	$208,825.78
81183974	24060	10048	Omni National Bank	$50,266.23
81185029	24060	10048	Omni National Bank	$1,943,459.32
81185508	24061	10048	Omni National Bank	$260,625.00
81185615	24060	10048	Omni National Bank	$437,502.60
81186473	24060	10048	Omni National Bank	$83,391.20
81186647	24061	10048	Omni National Bank	$68,107.81
81187215	24060	10048	Omni National Bank	$62,739.40
81187223	24060	10048	Omni National Bank	$40,000.00
81187306	24060	10048	Omni National Bank	$730,000.00
81187702	24060	10048	Omni National Bank	$146,811.53
81188023	24060	10048	Omni National Bank	$35,759.91
81188370	24060	10048	Omni National Bank	$30,514.39
81188388	24060	10048	Omni National Bank	$81,989.13
81189120	24061	10048	Omni National Bank	$282,921.88
81190375	24060	10048	Omni National Bank	$101,216.84
81190929	24061	10048	Omni National Bank	$200,917.45
81190937	24060	10048	Omni National Bank	$154,334.29
81191141	24060	10048	Omni National Bank	$89,952.09
81191430	24060	10048	Omni National Bank	$189,888.33
81191456	24060	10048	Omni National Bank	$118,389.96
81191472	24060	10048	Omni National Bank	$1,143,927.06
81193585	24060	10048	Omni National Bank	$125,179.47
81195177	24061	10048	Omni National Bank	$101,346.56
81195375	24060	10048	Omni National Bank	$133,892.81
81196018	24061	10048	Omni National Bank	$116,435.20
81196183	24060	10048	Omni National Bank	$89,484.34
81196422	24060	10048	Omni National Bank	$49,382.68
81196430	24060	10048	Omni National Bank	$97,486.00
81199187	24060	10048	Omni National Bank	$108,021.78
81199319	24061	10048	Omni National Bank	$139,972.02
81200140	24060	10048	Omni National Bank	$96,413.38
81200182	24060	10048	Omni National Bank	$37,219.31
81201106	24060	10048	Omni National Bank	$86,598.29
81201198	24061	10048	Omni National Bank	$189,620.12

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
81201205	24060	10048	Omni National Bank	$73,484.01
81202104	24060	10048	Omni National Bank	$97,532.83
81202237	24060	10048	Omni National Bank	$123,250.11
81202584	24060	10048	Omni National Bank	$50,399.54
81203673	24060	10048	Omni National Bank	$640,819.33
81203748	24060	10048	Omni National Bank	$110,278.02
81203764	24060	10048	Omni National Bank	$1,012,127.19
81204986	24060	10048	Omni National Bank	$206,541.13
81205140	24060	10048	Omni National Bank	$1,802,601.49
81205182	24060	10048	Omni National Bank	$301,030.39
81206255	24060	10048	Omni National Bank	$173,174.96
81207427	24060	10048	Omni National Bank	$1,689,999.98
81207724	24060	10048	Omni National Bank	$117,631.78
81208269	24060	10048	Omni National Bank	$158,324.52
81208540	24061	10048	Omni National Bank	$128,461.79
81208566	24061	10048	Omni National Bank	$102,496.91
81209027	24060	10048	Omni National Bank	$4,674.65
81209035	24060	10048	Omni National Bank	$42,004.17
81209663	24060	10048	Omni National Bank	$44,462.60
81209746	24060	10048	Omni National Bank	$68,563.43
81209770	24060	10048	Omni National Bank	$155,724.58
81210066	24061	10048	Omni National Bank	$27,789.89
81210149	24060	10048	Omni National Bank	$50,200.08
81210173	24060	10048	Omni National Bank	$111,725.00
81210321	24060	10048	Omni National Bank	$238,571.68
81210371	24060	10048	Omni National Bank	$52,652.41
81210694	24060	10048	Omni National Bank	$98,261.42
81210909	24060	10048	Omni National Bank	$140,142.30
81212509	24060	10048	Omni National Bank	$68,028.20
81213391	24060	10048	Omni National Bank	$90,008.30
81217129	24060	10048	Omni National Bank	$81,701.77
81217997	24060	10048	Omni National Bank	$90,667.00
81218143	24060	10048	Omni National Bank	$154,831.24
81218622	24060	10048	Omni National Bank	$71,119.42
81219464	24060	10048	Omni National Bank	$101,563.83
81219597	24061	10048	Omni National Bank	$118,855.50
81220536	24060	10048	Omni National Bank	$115,093.58
81220544	24060	10048	Omni National Bank	$99,603.88
81221443	24061	10048	Omni National Bank	$262,480.14
81221724	24061	10048	Omni National Bank	$66,901.74
81221873	24060	10048	Omni National Bank	$154,500.00
81222178	24060	10048	Omni National Bank	$87,442.08
81222186	24060	10048	Omni National Bank	$55,078.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
81222227	24060	10048	Omni National Bank	$259,654.82
81222706	24061	10048	Omni National Bank	$52,982.18
81222988	24060	10048	Omni National Bank	$32,080.62
81223382	24060	10048	Omni National Bank	$49,394.93
81223514	24061	10048	Omni National Bank	$89,044.56
81223556	24060	10048	Omni National Bank	$84,464.97
81223613	24060	10048	Omni National Bank	$102,178.81
81223738	24060	10048	Omni National Bank	$153,498.84
81223746	24060	10048	Omni National Bank	$37,447.67
81223788	24060	10048	Omni National Bank	$44,645.16
81224182	24060	10048	Omni National Bank	$114,720.00
81225586	24060	10048	Omni National Bank	$124,539.47
81227178	24060	10048	Omni National Bank	$19,600.00
81227350	24060	10048	Omni National Bank	$41,164.16
81227730	24060	10048	Omni National Bank	$102,823.45
81227764	24060	10048	Omni National Bank	$27,943.24
81227839	24060	10048	Omni National Bank	$109,165.00
81228100	24060	10048	Omni National Bank	$132,165.00
81228134	24060	10048	Omni National Bank	$125,229.63
81228332	24060	10048	Omni National Bank	$116,408.18
81228473	24060	10048	Omni National Bank	$153,785.75
81228580	24060	10048	Omni National Bank	$90,720.73
81229075	24060	10048	Omni National Bank	$116,282.81
81229158	24060	10048	Omni National Bank	$127,354.83
81229207	24060	10048	Omni National Bank	$127,474.41
81229215	24060	10048	Omni National Bank	$116,432.66
81229314	24060	10048	Omni National Bank	$1,414,000.00
81229421	24060	10048	Omni National Bank	$271,289.72
81230139	24061	10048	Omni National Bank	$110,601.20
81230478	24060	10048	Omni National Bank	$216,183.40
81230642	24060	10048	Omni National Bank	$33,044.86
81230709	24060	10048	Omni National Bank	$58,567.55
81230832	24061	10048	Omni National Bank	$102,406.47
81230957	24060	10048	Omni National Bank	$119,904.85
81231038	24060	10048	Omni National Bank	$46,310.87
81231202	24060	10048	Omni National Bank	$103,200.00
81231327	24060	10048	Omni National Bank	$895,424.41
81231442	24060	10048	Omni National Bank	$837,253.07
81231468	24060	10048	Omni National Bank	$95,128.85
81231476	24060	10048	Omni National Bank	$513,321.32
81231525	24060	10048	Omni National Bank	$870,919.28
81231806	24060	10048	Omni National Bank	$56,558.66
81231872	24060	10048	Omni National Bank	$105,479.83

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
81232177	24060	10048	Omni National Bank	$93,797.02
81232482	24061	10048	Omni National Bank	$73,611.39
81234321	24060	10048	Omni National Bank	$123,186.47
81234404	24060	10048	Omni National Bank	$136,255.55
81234496	24060	10048	Omni National Bank	$41,742.79
81234537	24061	10048	Omni National Bank	$101,652.48
81234602	24060	10048	Omni National Bank	$116,448.30
81234694	24060	10048	Omni National Bank	$90,848.72
81234751	24061	10048	Omni National Bank	$188,884.20
81234769	24060	10048	Omni National Bank	$129,594.92
81234892	24061	10048	Omni National Bank	$90,580.81
81234909	24060	10048	Omni National Bank	$63,805.52
81234959	24060	10048	Omni National Bank	$127,700.00
81237573	24060	10048	Omni National Bank	$94,903.31
81238076	24060	10048	Omni National Bank	$65,046.26
81238183	24060	10048	Omni National Bank	$67,597.60
81238266	24061	10048	Omni National Bank	$327,084.91
81240542	24061	10048	Omni National Bank	$560,828.25
81249586	24060	10048	Omni National Bank	$27,006.47
81249776	24060	10048	Omni National Bank	$131,361.07
81249966	24060	10048	Omni National Bank	$124,675.00
81251135	24060	10048	Omni National Bank	$245,625.40
81252084	24060	10048	Omni National Bank	$109,407.14
81252307	24060	10048	Omni National Bank	$70,824.58
81252399	24060	10048	Omni National Bank	$60,902.35
81252414	24060	10048	Omni National Bank	$110,103.19
81252422	24060	10048	Omni National Bank	$138,008.93
81252472	24061	10048	Omni National Bank	$68,817.03
81253272	24061	10048	Omni National Bank	$96,979.71
81253339	24060	10048	Omni National Bank	$89,638.35
81253470	24060	10048	Omni National Bank	$75,931.08
81253884	24060	10048	Omni National Bank	$164,871.97
81255228	24061	10048	Omni National Bank	$118,776.95
81255385	24060	10048	Omni National Bank	$33,671.25
81256086	24060	10048	Omni National Bank	$62,698.04
81256713	24060	10048	Omni National Bank	$78,964.88
81256987	24060	10048	Omni National Bank	$43,461.89
81257026	24060	10048	Omni National Bank	$140,043.74
81257224	24060	10048	Omni National Bank	$27,673.91
81257323	24060	10048	Omni National Bank	$100,800.00
81257373	24061	10048	Omni National Bank	$288,375.75
81257505	24060	10048	Omni National Bank	$53,057.38
81257638	24061	10048	Omni National Bank	$190,628.31

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
81257646	24060	10048	Omni National Bank	$128,165.00
81257951	24060	10048	Omni National Bank	$131,506.37
81258024	24061	10048	Omni National Bank	$92,077.44
81258636	24060	10048	Omni National Bank	$136,893.42
81258769	24060	10048	Omni National Bank	$131,371.07
81258876	24060	10048	Omni National Bank	$89,574.27
81258884	24060	10048	Omni National Bank	$156,067.39
81258975	24060	10048	Omni National Bank	$105,499.99
81259064	24060	10048	Omni National Bank	$189,057.68
81259121	24060	10048	Omni National Bank	$45,500.00
81260920	24060	10048	Omni National Bank	$79,275.00
81261738	24060	10048	Omni National Bank	$129,512.50
81262132	24060	10048	Omni National Bank	$86,717.59
81262231	24060	10048	Omni National Bank	$60,922.77
81262249	24061	10048	Omni National Bank	$101,173.04
81263528	24060	10048	Omni National Bank	$37,529.17
81263536	24060	10048	Omni National Bank	$78,434.40
81263601	24060	10048	Omni National Bank	$86,369.99
81263635	24060	10048	Omni National Bank	$90,879.43
81264956	24060	10048	Omni National Bank	$113,325.00
81265003	24061	10048	Omni National Bank	$165,112.12
81265441	24060	10048	Omni National Bank	$152,986.85
81265988	24060	10048	Omni National Bank	$42,359.38
81266275	24060	10048	Omni National Bank	$110,954.07
81266994	24060	10048	Omni National Bank	$106,977.12
81267679	24060	10048	Omni National Bank	$53,513.82
81267827	24060	10048	Omni National Bank	$33,732.28
81267968	24060	10048	Omni National Bank	$111,450.17
81268643	24060	10048	Omni National Bank	$41,989.86
81268776	24060	10048	Omni National Bank	$94,769.87
81269279	24060	10048	Omni National Bank	$95,579.04
81269584	24060	10048	Omni National Bank	$182,690.00
81269930	24060	10048	Omni National Bank	$107,300.00
81269948	24060	10048	Omni National Bank	$43,225.85
81270292	24060	10048	Omni National Bank	$99,175.00
81270317	24060	10048	Omni National Bank	$80,290.44
81270523	24060	10048	Omni National Bank	$156,284.52
81270581	24060	10048	Omni National Bank	$44,036.08
81270713	24060	10048	Omni National Bank	$57,144.38
81270771	24060	10048	Omni National Bank	$81,857.87
81270789	24060	10048	Omni National Bank	$3,067,539.05
81270838	24060	10048	Omni National Bank	$95,824.70
81270854	24060	10048	Omni National Bank	$179,839.13

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
81270870	24060	10048	Omni National Bank	$179,625.00
81270903	24060	10048	Omni National Bank	$3,086,936.03
81270911	24060	10048	Omni National Bank	$180,000.00
81271175	24060	10048	Omni National Bank	$165,825.00
81271208	24060	10048	Omni National Bank	$32,537.26
81271224	24060	10048	Omni National Bank	$46,972.44
81271240	24060	10048	Omni National Bank	$114,097.80
81271274	24060	10048	Omni National Bank	$149,057.14
81271331	24061	10048	Omni National Bank	$127,915.25
81273981	24060	10048	Omni National Bank	$136,030.61
81274426	24060	10048	Omni National Bank	$98,071.63
81274450	24060	10048	Omni National Bank	$58,091.65
81274971	24060	10048	Omni National Bank	$58,709.56
81275177	24060	10048	Omni National Bank	$107,874.98
81276076	24060	10048	Omni National Bank	$75,436.11
81276133	24061	10048	Omni National Bank	$75,125.00
81276183	24060	10048	Omni National Bank	$7,299,585.31
81276836	24060	10048	Omni National Bank	$100,288.28
81277066	24061	10048	Omni National Bank	$265,786.32
81277272	24060	10048	Omni National Bank	$55,454.85
81277545	24060	10048	Omni National Bank	$94,032.31
81277933	24060	10048	Omni National Bank	$38,140.00
81278014	24061	10048	Omni National Bank	$251,272.84
81278189	24060	10048	Omni National Bank	$178,132.77
81278329	24060	10048	Omni National Bank	$104,492.08
81278741	24060	10048	Omni National Bank	$63,514.37
81279145	24061	10048	Omni National Bank	$246,485.36
81280374	24060	10048	Omni National Bank	$99,227.38
81280639	24060	10048	Omni National Bank	$44,041.95
81281158	24060	10048	Omni National Bank	$84,075.47
81281637	24061	10048	Omni National Bank	$53,184.05
81281992	24060	10048	Omni National Bank	$64,000.57
81282049	24061	10048	Omni National Bank	$205,783.70
81282289	24061	10048	Omni National Bank	$98,500.00
81283170	24060	10048	Omni National Bank	$107,319.56
81283295	24060	10048	Omni National Bank	$97,342.71
81283378	24060	10048	Omni National Bank	$50,902.25
81283443	24060	10048	Omni National Bank	$191,799.16
81283518	24061	10048	Omni National Bank	$113,109.75
81283526	24060	10048	Omni National Bank	$95,329.53
81283617	24060	10048	Omni National Bank	$54,125.00
81283790	24060	10048	Omni National Bank	$165,296.00
81283857	24061	10048	Omni National Bank	$83,853.10

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
81283914	24060	10048	Omni National Bank	$31,119.65
81283980	24061	10048	Omni National Bank	$181,845.92
81287023	24060	10048	Omni National Bank	$52,005.00
81287049	24060	10048	Omni National Bank	$51,482.92
81287437	24061	10048	Omni National Bank	$117,079.88
81287560	24060	10048	Omni National Bank	$120,524.56
81287586	24060	10048	Omni National Bank	$149,048.64
81287601	24060	10048	Omni National Bank	$157,806.80
81287677	24060	10048	Omni National Bank	$74,590.00
81288287	24060	10048	Omni National Bank	$35,798.99
81288386	24060	10048	Omni National Bank	$96,917.84
81288807	24060	10048	Omni National Bank	$2,020,757.42
81288831	24060	10048	Omni National Bank	$166,864.02
81288849	24060	10048	Omni National Bank	$166,336.39
81288857	24060	10048	Omni National Bank	$166,336.39
81288865	24060	10048	Omni National Bank	$166,593.83
81288873	24060	10048	Omni National Bank	$166,336.61
81288881	24060	10048	Omni National Bank	$166,336.39
81288956	24060	10048	Omni National Bank	$53,225.60
81288972	24060	10048	Omni National Bank	$110,105.40
81289011	24060	10048	Omni National Bank	$62,400.00
81289954	24060	10048	Omni National Bank	$78,685.06
81290539	24060	10048	Omni National Bank	$63,688.65
81290654	24060	10048	Omni National Bank	$45,000.00
81291165	24061	10048	Omni National Bank	$234,836.74
81291298	24061	10048	Omni National Bank	$74,589.17
81291545	24060	10048	Omni National Bank	$134,750.00
81291834	24060	10048	Omni National Bank	$127,907.58
81291842	24060	10048	Omni National Bank	$115,705.40
81292155	24060	10048	Omni National Bank	$45,697.52
81292238	24060	10048	Omni National Bank	$115,453.56
81292246	24060	10048	Omni National Bank	$116,600.00
81292296	24060	10048	Omni National Bank	$42,057.30
81292494	24060	10048	Omni National Bank	$153,613.14
81292527	24061	10048	Omni National Bank	$137,655.09
81292535	24060	10048	Omni National Bank	$99,175.10
81293210	24060	10048	Omni National Bank	$167,500.00
81294052	24060	10048	Omni National Bank	$805,000.00
81294094	24060	10048	Omni National Bank	$38,564.88
81294119	24060	10048	Omni National Bank	$226,355.31
81294242	24060	10048	Omni National Bank	$102,596.42
81294440	24061	10048	Omni National Bank	$99,562.39
81294614	24060	10048	Omni National Bank	$65,371.55

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
81294804	24060	10048	Omni National Bank	$91,463.58
81295274	24060	10048	Omni National Bank	$5,917,880.00
81295282	24060	10048	Omni National Bank	$1,125,000.00
81295878	24060	10048	Omni National Bank	$107,726.40
81296157	24060	10048	Omni National Bank	$57,101.61
81296173	24060	10048	Omni National Bank	$84,062.94
81296389	24060	10048	Omni National Bank	$153,067.96
81297113	24060	10048	Omni National Bank	$42,702.30
81297220	24060	10048	Omni National Bank	$175,626.43
81297436	24061	10048	Omni National Bank	$2,367,152.00
81297600	24060	10048	Omni National Bank	$485,550.00
81297791	24060	10048	Omni National Bank	$87,149.51
81297858	24061	10048	Omni National Bank	$43,806.11
81297882	24060	10048	Omni National Bank	$30,371.70
81297890	24060	10048	Omni National Bank	$197,723.98
81297915	24060	10048	Omni National Bank	$18,396.48
81298153	24060	10048	Omni National Bank	$31,553.99
81298541	24060	10048	Omni National Bank	$49,293.48
81300081	24060	10048	Omni National Bank	$62,023.36
81300700	24060	10048	Omni National Bank	$67,739.74
81300958	24061	10048	Omni National Bank	$81,671.76
81301097	24060	10048	Omni National Bank	$37,404.14
81301146	24060	10048	Omni National Bank	$45,282.04
81301229	24060	10048	Omni National Bank	$113,039.96
81301550	24060	10048	Omni National Bank	$520,000.00
81301576	24061	10048	Omni National Bank	$260,625.00
81301617	24060	10048	Omni National Bank	$307,517.60
81301625	24060	10048	Omni National Bank	$244,693.75
81301980	24060	10048	Omni National Bank	$60,251.83
81302037	24061	10048	Omni National Bank	$170,625.42
81302673	24061	10048	Omni National Bank	$87,143.19
81302722	24061	10048	Omni National Bank	$165,774.00
81302730	24060	10048	Omni National Bank	$41,573.35
81302780	24060	10048	Omni National Bank	$75,235.75
81302954	24061	10048	Omni National Bank	$107,815.77
81302962	24060	10048	Omni National Bank	$56,120.10
81303548	24060	10048	Omni National Bank	$67,573.38
81304067	24061	10048	Omni National Bank	$98,019.00
81305726	24060	10048	Omni National Bank	$97,577.68
81306120	24061	10048	Omni National Bank	$80,433.00
81306344	24061	10048	Omni National Bank	$54,993.84
81306477	24060	10048	Omni National Bank	$49,949.48
81306849	24060	10048	Omni National Bank	$90,357.43

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
81306873	24060	10048	Omni National Bank	$43,773.00
81307144	24060	10048	Omni National Bank	$42,500.00
81307326	24060	10048	Omni National Bank	$40,304.17
81307384	24060	10048	Omni National Bank	$63,750.00
81307540	24060	10048	Omni National Bank	$175,945.82
81309067	24060	10048	Omni National Bank	$70,987.61
81309249	24060	10048	Omni National Bank	$132,872.17
81310816	24060	10048	Omni National Bank	$45,703.06
81314909	24060	10048	Omni National Bank	$54,112.70
81315022	24061	10048	Omni National Bank	$82,722.17
81315254	24060	10048	Omni National Bank	$1,515,894.83
81315668	24061	10048	Omni National Bank	$183,179.14
81316749	24061	10048	Omni National Bank	$444,268.39
81317549	24061	10048	Omni National Bank	$192,730.94
81317995	24060	10048	Omni National Bank	$61,299.58
81318183	24060	10048	Omni National Bank	$227,767.56
81318232	24060	10048	Omni National Bank	$79,000.00
81318323	24060	10048	Omni National Bank	$84,896.90
81318654	24061	10048	Omni National Bank	$105,820.28
81319040	24060	10048	Omni National Bank	$304,248.32
81319389	24061	10048	Omni National Bank	$69,718.28
81319652	24060	10048	Omni National Bank	$104,383.84
81319991	24060	10048	Omni National Bank	$14,103.29
81320807	24060	10048	Omni National Bank	$196,576.56
81321722	24061	10048	Omni National Bank	$77,917.01
81321996	24060	10048	Omni National Bank	$35,289.24
81322043	24060	10048	Omni National Bank	$25,720.00
81322168	24060	10048	Omni National Bank	$20,614.90
81322233	24060	10048	Omni National Bank	$20,100.00
81322241	24061	10048	Omni National Bank	$64,815.98
81322952	24061	10048	Omni National Bank	$153,946.47
81324370	24060	10048	Omni National Bank	$74,788.96
81324825	24060	10048	Omni National Bank	$55,200.00
81325378	24060	10048	Omni National Bank	$41,172.43
81325401	24061	10048	Omni National Bank	$132,353.55
81325419	24061	10048	Omni National Bank	$42,419.04
81326061	24061	10048	Omni National Bank	$113,561.38
81327176	24060	10048	Omni National Bank	$171,758.65
81327811	24061	10048	Omni National Bank	$0.00
81327944	24060	10048	Omni National Bank	$193,500.00
81328637	24060	10048	Omni National Bank	$280,766.46
81329792	24060	10048	Omni National Bank	$95,215.42
81330137	24060	10048	Omni National Bank	$525,872.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
81330228	24061	10048	Omni National Bank	$84,899.99
81330335	24060	10048	Omni National Bank	$96,404.65
81330385	24060	10048	Omni National Bank	$76,578.63
81331466	24061	10048	Omni National Bank	$111,329.70
81331507	24061	10048	Omni National Bank	$39,852.77
81331557	24061	10048	Omni National Bank	$209,533.80
81331630	24060	10048	Omni National Bank	$72,694.92
81331820	24061	10048	Omni National Bank	$102,368.19
81331888	24061	10048	Omni National Bank	$54,899.99
81332448	24060	10048	Omni National Bank	$212,510.32
81332505	24060	10048	Omni National Bank	$97,779.61
81332555	24060	10048	Omni National Bank	$69,994.17
81332670	24060	10048	Omni National Bank	$63,713.75
81332703	24061	10048	Omni National Bank	$109,670.10
81332729	24060	10048	Omni National Bank	$123,961.44
81332852	24060	10048	Omni National Bank	$15,548.37
81332894	24060	10048	Omni National Bank	$204,719.58
81332927	24061	10048	Omni National Bank	$72,754.12
81333842	24061	10048	Omni National Bank	$84,360.11
81334197	24060	10048	Omni National Bank	$94,400.00
81334204	24061	10048	Omni National Bank	$260,653.76
81336185	24060	10048	Omni National Bank	$104,559.30
81336507	24061	10048	Omni National Bank	$189,758.67
81336622	24060	10048	Omni National Bank	$80,416.27
81337216	24061	10048	Omni National Bank	$74,368.69
81337258	24060	10048	Omni National Bank	$54,625.24
81337521	24061	10048	Omni National Bank	$181,850.89
81337555	24060	10048	Omni National Bank	$211,400.00
81337646	24061	10048	Omni National Bank	$95,507.40
81337745	24061	10048	Omni National Bank	$74,335.43
81337753	24060	10048	Omni National Bank	$83,200.00
81338397	24060	10048	Omni National Bank	$57,223.20
81338636	24060	10048	Omni National Bank	$156,103.37
81338842	24060	10048	Omni National Bank	$40,073.16
81338884	24061	10048	Omni National Bank	$90,999.99
81339155	24060	10048	Omni National Bank	$91,086.82
81339650	24061	10048	Omni National Bank	$65,798.98
81339668	24061	10048	Omni National Bank	$45,110.08
81340425	24060	10048	Omni National Bank	$53,194.52
81340540	24061	10048	Omni National Bank	$161,283.25
81340996	24060	10048	Omni National Bank	$54,152.52
81341241	24060	10048	Omni National Bank	$83,690.00
81341267	24060	10048	Omni National Bank	$65,125.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
81341689	24060	10048	Omni National Bank	$46,197.97
81341928	24060	10048	Omni National Bank	$319,920.33
81342372	24061	10048	Omni National Bank	$190,188.43
81342538	24060	10048	Omni National Bank	$44,311.51
81342570	24061	10048	Omni National Bank	$135,770.00
81342687	24060	10048	Omni National Bank	$27,824.42
81343601	24060	10048	Omni National Bank	$37,997.30
81343726	24061	10048	Omni National Bank	$117,347.00
81344302	24060	10048	Omni National Bank	$35,589.10
81344352	24061	10048	Omni National Bank	$51,549.98
81344625	24060	10048	Omni National Bank	$65,125.00
81344740	24061	10048	Omni National Bank	$90,284.98
81345061	24060	10048	Omni National Bank	$49,889.56
81345178	24060	10048	Omni National Bank	$65,000.00
81346225	24060	10048	Omni National Bank	$56,866.48
81346267	24060	10048	Omni National Bank	$40,886.08
81346928	24061	10048	Omni National Bank	$37,746.84
81348685	24061	10048	Omni National Bank	$217,477.41
81348693	24061	10048	Omni National Bank	$54,300.00
81349120	24060	10048	Omni National Bank	$51,500.00
81349138	24061	10048	Omni National Bank	$42,657.00
81349477	24061	10048	Omni National Bank	$53,431.00
81349485	24060	10048	Omni National Bank	$42,349.63
81349667	24060	10048	Omni National Bank	$60,000.00
81349823	24060	10048	Omni National Bank	$58,707.59
81349930	24061	10048	Omni National Bank	$93,973.88
81350036	24060	10048	Omni National Bank	$140,600.00
81350523	24060	10048	Omni National Bank	$34,500.00
81350531	24061	10048	Omni National Bank	$74,392.72
81351282	24060	10048	Omni National Bank	$63,702.88
81351414	24060	10048	Omni National Bank	$42,844.32
81351464	24060	10048	Omni National Bank	$148,499.30
81356620	24061	10048	Omni National Bank	$55,871.99
81356646	24061	10048	Omni National Bank	$93,200.00
81356901	24060	10048	Omni National Bank	$177,480.00
81357389	24060	10048	Omni National Bank	$64,600.00
81357660	24060	10048	Omni National Bank	$46,682.76
81357701	24061	10048	Omni National Bank	$105,357.43
81359880	24061	10048	Omni National Bank	$83,499.98
81360431	24060	10048	Omni National Bank	$36,430.02
81360845	24061	10048	Omni National Bank	$77,186.58
81361455	24061	10048	Omni National Bank	$136,000.00
81362627	24061	10048	Omni National Bank	$49,359.56

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
81363055	24060	10048	Omni National Bank	$92,332.85
81363211	24060	10048	Omni National Bank	$56,002.03
81363550	24060	10048	Omni National Bank	$46,999.96
81363576	24061	10048	Omni National Bank	$75,120.52
81363683	24060	10048	Omni National Bank	$48,395.01
81364441	24060	10048	Omni National Bank	$35,133.16
81366075	24060	10048	Omni National Bank	$49,303.82
81366348	24060	10048	Omni National Bank	$91,404.49
81366827	24061	10048	Omni National Bank	$72,577.05
81368138	24060	10048	Omni National Bank	$99,917.67
81369251	24060	10048	Omni National Bank	$158,222.34
81369318	24060	10048	Omni National Bank	$36,465.00
81369376	24061	10048	Omni National Bank	$78,253.60
81370034	24060	10048	Omni National Bank	$79,712.86
81370761	24061	10048	Omni National Bank	$72,374.98
81371206	24060	10048	Omni National Bank	$53,535.54
81372139	24060	10048	Omni National Bank	$76,002.12
81372171	24060	10048	Omni National Bank	$70,920.00
81373020	24060	10048	Omni National Bank	$58,139.17
81373418	24061	10048	Omni National Bank	$81,909.48
81373715	24060	10048	Omni National Bank	$162,950.00
81373723	24061	10048	Omni National Bank	$99,321.27
81373781	24060	10048	Omni National Bank	$64,287.88
81374606	24060	10048	Omni National Bank	$35,440.88
81376248	24060	10048	Omni National Bank	$74,220.00
81377030	24060	10048	Omni National Bank	$53,569.02
81377501	24061	10048	Omni National Bank	$73,169.45
81378905	24060	10048	Omni National Bank	$37,878.69
81379101	24061	10048	Omni National Bank	$71,918.87
81380132	24060	10048	Omni National Bank	$73,740.11
81380207	24060	10048	Omni National Bank	$72,133.09
81380554	24060	10048	Omni National Bank	$60,301.76
81380968	24060	10048	Omni National Bank	$58,752.63
81381338	24061	10048	Omni National Bank	$85,936.31
81381685	24060	10048	Omni National Bank	$58,189.97
81381940	24060	10048	Omni National Bank	$58,218.54
81382071	24060	10048	Omni National Bank	$43,175.00
81382089	24060	10048	Omni National Bank	$31,000.00
81382170	24060	10048	Omni National Bank	$37,076.60
81385140	24060	10048	Omni National Bank	$26,500.00
81385215	24060	10048	Omni National Bank	$72,296.74
81385281	24060	10048	Omni National Bank	$50,441.92
81386289	24061	10048	Omni National Bank	$54,196.87

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
81386924	24060	10048	Omni National Bank	$64,082.54
81387352	24060	10048	Omni National Bank	$123,429.70
81389176	24060	10048	Omni National Bank	$101,300.00
81389423	24060	10048	Omni National Bank	$55,814.67
81389457	24060	10048	Omni National Bank	$27,545.46
81389506	24060	10048	Omni National Bank	$48,321.65
81389621	24060	10048	Omni National Bank	$80,189.00
81389712	24060	10048	Omni National Bank	$39,855.06
81390058	24060	10048	Omni National Bank	$49,425.00
81390173	24060	10048	Omni National Bank	$89,096.69
81390181	24061	10048	Omni National Bank	$67,277.56
81390214	24060	10048	Omni National Bank	$52,373.86
81391931	24060	10048	Omni National Bank	$36,041.05
81392088	24060	10048	Omni National Bank	$54,447.08
81393226	24061	10048	Omni National Bank	$139,500.00
81394125	24060	10048	Omni National Bank	$39,524.66
81394175	24060	10048	Omni National Bank	$52,701.12
81395529	24061	10048	Omni National Bank	$94,732.94
81396254	24060	10048	Omni National Bank	$60,500.00
81396593	24061	10048	Omni National Bank	$66,995.44
81396717	24060	10048	Omni National Bank	$50,650.00
81397476	24060	10048	Omni National Bank	$26,200.00
81397872	24061	10048	Omni National Bank	$119,639.40
81398094	24060	10048	Omni National Bank	$61,337.89
81398333	24061	10048	Omni National Bank	$56,453.64
81408299	24060	10048	Omni National Bank	$42,133.75
81409916	24061	10048	Omni National Bank	$222,999.59
81412430	24060	10048	Omni National Bank	$34,751.50
81412597	24060	10048	Omni National Bank	$78,173.93
81413355	24060	10048	Omni National Bank	$90,974.59
81414147	24060	10048	Omni National Bank	$50,043.35
81414379	24061	10048	Omni National Bank	$71,827.90
81414618	24061	10048	Omni National Bank	$60,000.00
81415038	24060	10048	Omni National Bank	$97,250.00
81415070	24060	10048	Omni National Bank	$47,000.00
81415088	24060	10048	Omni National Bank	$2,205.00
81415236	24061	10048	Omni National Bank	$105,412.88
81415319	24061	10048	Omni National Bank	$121,500.00
81415434	24060	10048	Omni National Bank	$42,913.64
81415442	24060	10048	Omni National Bank	$46,038.63
81415476	24060	10048	Omni National Bank	$36,099.61
81415640	24061	10048	Omni National Bank	$81,010.36
81415658	24061	10048	Omni National Bank	$73,497.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
81415682	24060	10048	Omni National Bank	$60,732.39
81415773	24060	10048	Omni National Bank	$57,195.29
81415781	24061	10048	Omni National Bank	$52,242.68
100035145	24061	10037	Corn Belt Bank And Trust Company	$66,769.25
100036384	24061	10037	Corn Belt Bank And Trust Company	$120,071.73
100036407	24061	10037	Corn Belt Bank And Trust Company	$28,356.16
100037162	24061	10037	Corn Belt Bank And Trust Company	$76,205.41
100100732	24060	10031	Magnetbank	$29,400.00
100101371	24060	10031	Magnetbank	$100,000.00
100101387	24060	10031	Magnetbank	$100,000.00
125876989	24062	10030	1st Centennial Bank	$100,000.00
125878489	24062	10030	1st Centennial Bank	$100,000.00
125878789	24062	10030	1st Centennial Bank	$100,000.00
125893150	24062	10030	1st Centennial Bank	$317,696.27
125895289	24062	10030	1st Centennial Bank	$112,500.00
125895589	24062	10030	1st Centennial Bank	$187,500.00
125925250	24062	10030	1st Centennial Bank	$231,942.47
125928867	24062	10030	1st Centennial Bank	$171,659.01
125935167	24062	10030	1st Centennial Bank	$351,252.09
125936067	24062	10030	1st Centennial Bank	$555,749.84
173263582	24062	10030	1st Centennial Bank	$3,012,148.16
173335180	24062	10030	1st Centennial Bank	$226,999.90
173357581	24062	10030	1st Centennial Bank	$893,525.08
173367487	24062	10030	1st Centennial Bank	$218,740.91
173367488	24062	10030	1st Centennial Bank	$258,319.37
173367489	24062	10030	1st Centennial Bank	$182,000.00
173378081	24062	10030	1st Centennial Bank	$1,081,944.12
173378381	24062	10030	1st Centennial Bank	$280,703.30
173381380	24062	10030	1st Centennial Bank	$334,000.00
173392180	24062	10030	1st Centennial Bank	$255,220.57
173392483	24062	10030	1st Centennial Bank	$3,867,032.22
173420081	24062	10030	1st Centennial Bank	$7,090,892.45
173426380	24062	10030	1st Centennial Bank	$847,786.00
173431780	24062	10030	1st Centennial Bank	$4,101,697.88
173442880	24062	10030	1st Centennial Bank	$1,465,512.72
173447382	24062	10030	1st Centennial Bank	$1,618,277.07
173454880	24062	10030	1st Centennial Bank	$1,771,965.99
173461481	24062	10030	1st Centennial Bank	$11,814,515.09
173472281	24062	10030	1st Centennial Bank	$1,707,842.29
173472881	24062	10030	1st Centennial Bank	$2,280,864.35
173472882	24062	10030	1st Centennial Bank	$3,857,112.74
173476381	24062	10030	1st Centennial Bank	$1,129,472.41
173476382	24062	10030	1st Centennial Bank	$340,531.69

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
173481481	24062	10030	1st Centennial Bank	$7,182,016.09
173486880	24062	10030	1st Centennial Bank	$4,254,058.00
173486881	24062	10030	1st Centennial Bank	$2,756,992.22
173486882	24062	10030	1st Centennial Bank	$265,917.41
173487180	24062	10030	1st Centennial Bank	$168,750.00
173494081	24062	10030	1st Centennial Bank	$587,265.47
173506080	24062	10030	1st Centennial Bank	$163,625.47
173506680	24062	10030	1st Centennial Bank	$783,689.60
173506980	24062	10030	1st Centennial Bank	$3,069,960.73
173506981	24062	10030	1st Centennial Bank	$3,077,490.51
173507280	24062	10030	1st Centennial Bank	$929,427.88
173509680	24062	10030	1st Centennial Bank	$7,429,601.56
173510280	24062	10030	1st Centennial Bank	$2,365,119.84
173511180	24062	10030	1st Centennial Bank	$451,388.62
173511780	24062	10030	1st Centennial Bank	$608,074.15
173512680	24062	10030	1st Centennial Bank	$1,187,437.90
173513880	24062	10030	1st Centennial Bank	$168,750.00
173514780	24062	10030	1st Centennial Bank	$1,370,706.09
173515380	24062	10030	1st Centennial Bank	$578,082.51
173515680	24062	10030	1st Centennial Bank	$7,924,457.93
173516880	24062	10030	1st Centennial Bank	$6,159,499.66
173517180	24062	10030	1st Centennial Bank	$2,615,269.17
173517480	24062	10030	1st Centennial Bank	$559,000.00
173518680	24062	10030	1st Centennial Bank	$147,045.94
173519580	24062	10030	1st Centennial Bank	$4,081,947.43
173520780	24062	10030	1st Centennial Bank	$513,000.00
173521380	24062	10030	1st Centennial Bank	$199,050.00
190001850	24061	10021	Franklin Bank SSB	$1,847,878.40
190025775	24061	10021	Franklin Bank SSB	$18,610.60
190025776	24061	10021	Franklin Bank SSB	$18,610.64
190028152	24062	10021	Franklin Bank SSB	$9,991,250.24
190036450	24061	10021	Franklin Bank SSB	$441,773.40
190038079	24060	10021	Franklin Bank SSB	$133,380.00
190039865	24060	10021	Franklin Bank SSB	$153,255.00
190048951	24062	10021	Franklin Bank SSB	$1,633,776.87
190048954	24062	10021	Franklin Bank SSB	$1,671,450.83
190048971	24062	10021	Franklin Bank SSB	$169,418.27
190048972	24062	10021	Franklin Bank SSB	$161,881.78
190050553	24060	10021	Franklin Bank SSB	$61,600.00
190050554	24060	10021	Franklin Bank SSB	$81,222.29
190050558	24060	10021	Franklin Bank SSB	$299,723.17
190050559	24060	10021	Franklin Bank SSB	$84,000.00
190050565	24060	10021	Franklin Bank SSB	$61,600.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
190050566	24060	10021	Franklin Bank SSB	$61,600.00
190050567	24060	10021	Franklin Bank SSB	$61,600.00
190050570	24060	10021	Franklin Bank SSB	$84,000.00
190050571	24060	10021	Franklin Bank SSB	$84,000.00
190050572	24060	10021	Franklin Bank SSB	$84,000.00
190077872	24061	10021	Franklin Bank SSB	$23,499.00
190083650	24060	10021	Franklin Bank SSB	$1,274,063.24
190088550	24060	10021	Franklin Bank SSB	$1,415,124.69
190088556	24060	10021	Franklin Bank SSB	$149,900.00
190088558	24060	10021	Franklin Bank SSB	$167,900.00
190088559	24060	10021	Franklin Bank SSB	$147,984.66
190088563	24060	10021	Franklin Bank SSB	$150,135.19
190088566	24060	10021	Franklin Bank SSB	$167,773.88
190088568	24060	10021	Franklin Bank SSB	$167,773.88
190088571	24060	10021	Franklin Bank SSB	$146,328.13
190088572	24060	10021	Franklin Bank SSB	$155,698.73
190088574	24060	10021	Franklin Bank SSB	$173,450.43
190088575	24060	10021	Franklin Bank SSB	$142,607.62
190088576	24060	10021	Franklin Bank SSB	$154,034.50
190088577	24060	10021	Franklin Bank SSB	$134,249.43
190088578	24060	10021	Franklin Bank SSB	$123,936.73
190098450	24060	10021	Franklin Bank SSB	$4,805,542.27
190121484	24060	10021	Franklin Bank SSB	$165,000.00
190132151	24060	10021	Franklin Bank SSB	$1,767,459.40
190132152	24060	10021	Franklin Bank SSB	$54,806.96
190132153	24060	10021	Franklin Bank SSB	$125,891.85
190132154	24060	10021	Franklin Bank SSB	$1,678,525.20
190132156	24060	10021	Franklin Bank SSB	$1,332,698.40
190132157	24060	10021	Franklin Bank SSB	$1,035,650.00
190132158	24060	10021	Franklin Bank SSB	$374,715.33
190148769	24061	10021	Franklin Bank SSB	$119,992.00
190159469	24060	10021	Franklin Bank SSB	$118,000.01
190164450	24061	10021	Franklin Bank SSB	$5,525,062.22
190165751	24061	10021	Franklin Bank SSB	$155,040.00
190165756	24061	10021	Franklin Bank SSB	$129,271.53
190168550	24062	10021	Franklin Bank SSB	$1,526,585.12
190169350	24062	10021	Franklin Bank SSB	$1,586,885.47
190180051	24061	10021	Franklin Bank SSB	$206,960.00
190180053	24061	10021	Franklin Bank SSB	$218,900.00
190180055	24061	10021	Franklin Bank SSB	$101,090.59
190180056	24061	10021	Franklin Bank SSB	$101,090.59
190180062	24061	10021	Franklin Bank SSB	$103,599.99
190180063	24061	10021	Franklin Bank SSB	$103,600.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
190180064	24061	10021	Franklin Bank SSB	$103,600.02
190180066	24061	10021	Franklin Bank SSB	$103,600.01
190180068	24061	10021	Franklin Bank SSB	$103,600.01
190180074	24061	10021	Franklin Bank SSB	$103,599.99
190180075	24061	10021	Franklin Bank SSB	$103,599.99
190180076	24061	10021	Franklin Bank SSB	$72,650.48
190182650	24060	10021	Franklin Bank SSB	$744,997.94
190183450	24060	10021	Franklin Bank SSB	$1,685,000.00
190183451	24060	10021	Franklin Bank SSB	$241,554.45
190183454	24060	10021	Franklin Bank SSB	$39,638.48
190184252	24060	10021	Franklin Bank SSB	$222,679.24
190184254	24060	10021	Franklin Bank SSB	$188,961.73
190185953	24060	10021	Franklin Bank SSB	$144,292.75
190185955	24060	10021	Franklin Bank SSB	$149,379.00
190185956	24060	10021	Franklin Bank SSB	$149,379.00
190185957	24060	10021	Franklin Bank SSB	$125,199.75
190185958	24060	10021	Franklin Bank SSB	$125,197.00
190185959	24060	10021	Franklin Bank SSB	$149,379.00
190185960	24060	10021	Franklin Bank SSB	$149,379.00
190185961	24060	10021	Franklin Bank SSB	$125,199.00
190185963	24060	10021	Franklin Bank SSB	$60,371.00
190185964	24060	10021	Franklin Bank SSB	$60,371.00
190185965	24060	10021	Franklin Bank SSB	$60,371.00
190185966	24060	10021	Franklin Bank SSB	$60,371.00
190185967	24060	10021	Franklin Bank SSB	$60,371.00
190185968	24060	10021	Franklin Bank SSB	$60,371.00
190185969	24060	10021	Franklin Bank SSB	$60,371.00
190185970	24060	10021	Franklin Bank SSB	$60,371.00
190185971	24060	10021	Franklin Bank SSB	$60,371.00
190185972	24060	10021	Franklin Bank SSB	$60,371.00
190185973	24060	10021	Franklin Bank SSB	$60,371.00
190185980	24060	10021	Franklin Bank SSB	$4,735,073.29
190188356	24060	10021	Franklin Bank SSB	$675,000.00
190188359	24060	10021	Franklin Bank SSB	$206,133.30
190189159	24060	10021	Franklin Bank SSB	$184,574.58
190189160	24060	10021	Franklin Bank SSB	$210,774.62
190189161	24060	10021	Franklin Bank SSB	$191,474.62
190189162	24060	10021	Franklin Bank SSB	$205,774.62
190189163	24060	10021	Franklin Bank SSB	$202,274.62
190189164	24060	10021	Franklin Bank SSB	$203,874.62
190189167	24060	10021	Franklin Bank SSB	$428,360.39
190189168	24060	10021	Franklin Bank SSB	$357,560.40
190189169	24060	10021	Franklin Bank SSB	$281,821.21

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
190196653	24060	10021	Franklin Bank SSB	$88,769.60
190196656	24060	10021	Franklin Bank SSB	$411,063.99
190197457	24060	10021	Franklin Bank SSB	$975,000.00
190197459	24060	10021	Franklin Bank SSB	$104,025.00
190197461	24060	10021	Franklin Bank SSB	$60,644.00
190197463	24060	10021	Franklin Bank SSB	$320,687.00
190197464	24060	10021	Franklin Bank SSB	$67,425.00
190197467	24060	10021	Franklin Bank SSB	$86,250.00
190197468	24060	10021	Franklin Bank SSB	$307,500.00
190197469	24060	10021	Franklin Bank SSB	$101,250.00
190197474	24060	10021	Franklin Bank SSB	$295,428.61
190197475	24060	10021	Franklin Bank SSB	$55,265.00
190197479	24060	10021	Franklin Bank SSB	$143,250.00
190197483	24060	10021	Franklin Bank SSB	$22,500.00
190197484	24060	10021	Franklin Bank SSB	$22,500.00
190197485	24060	10021	Franklin Bank SSB	$22,500.00
190197487	24060	10021	Franklin Bank SSB	$106,900.00
190197488	24060	10021	Franklin Bank SSB	$19,125.00
190197489	24060	10021	Franklin Bank SSB	$30,937.50
190200653	24060	10021	Franklin Bank SSB	$202,400.00
190200658	24060	10021	Franklin Bank SSB	$173,100.00
190200663	24060	10021	Franklin Bank SSB	$263,900.00
190200672	24060	10021	Franklin Bank SSB	$166,700.00
190200673	24060	10021	Franklin Bank SSB	$163,755.98
190201451	24060	10021	Franklin Bank SSB	$144,626.11
190213950	24060	10021	Franklin Bank SSB	$5,573,589.60
190217052	24060	10021	Franklin Bank SSB	$342,458.13
190217053	24060	10021	Franklin Bank SSB	$329,296.82
190217054	24060	10021	Franklin Bank SSB	$406,032.04
190218852	24061	10021	Franklin Bank SSB	$123,521.16
190218887	24061	10021	Franklin Bank SSB	$144,240.23
190218888	24061	10021	Franklin Bank SSB	$141,962.74
190219650	24060	10021	Franklin Bank SSB	$2,570,000.00
190219651	24060	10021	Franklin Bank SSB	$251,842.00
190220450	24060	10021	Franklin Bank SSB	$3,934,000.00
190220470	24060	10021	Franklin Bank SSB	$226,452.00
190220486	24060	10021	Franklin Bank SSB	$73,578.00
190229550	24060	10021	Franklin Bank SSB	$6,897,057.26
190231150	24062	10021	Franklin Bank SSB	$3,476,568.25
190231151	24062	10021	Franklin Bank SSB	$3,935,514.63
190238651	24061	10021	Franklin Bank SSB	$662,170.10
190239451	24060	10021	Franklin Bank SSB	$70,000.00
190240255	24061	10021	Franklin Bank SSB	$78,591.60

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
190240257	24061	10021	Franklin Bank SSB	$145,563.60
190240260	24061	10021	Franklin Bank SSB	$392,480.00
190247771	24061	10021	Franklin Bank SSB	$876,835.15
190247772	24061	10021	Franklin Bank SSB	$850,717.00
190247774	24061	10021	Franklin Bank SSB	$849,109.49
190248050	24060	10021	Franklin Bank SSB	$232,000.00
190248052	24060	10021	Franklin Bank SSB	$226,032.09
190256850	24062	10021	Franklin Bank SSB	$876,905.33
190262658	24060	10021	Franklin Bank SSB	$123,957.00
190262663	24060	10021	Franklin Bank SSB	$175,000.00
190262664	24060	10021	Franklin Bank SSB	$175,000.00
190262665	24060	10021	Franklin Bank SSB	$157,668.44
190262666	24060	10021	Franklin Bank SSB	$157,568.44
190262667	24060	10021	Franklin Bank SSB	$157,068.44
190262668	24060	10021	Franklin Bank SSB	$151,768.44
190264252	24060	10021	Franklin Bank SSB	$495,000.00
190264253	24060	10021	Franklin Bank SSB	$515,000.00
190264254	24060	10021	Franklin Bank SSB	$490,000.00
190264255	24060	10021	Franklin Bank SSB	$82,000.00
190265967	24061	10021	Franklin Bank SSB	$27,906.00
190265976	24061	10021	Franklin Bank SSB	$25,437.15
190265982	24061	10021	Franklin Bank SSB	$58,162.50
190273350	24061	10021	Franklin Bank SSB	$1,888,196.00
190273351	24061	10021	Franklin Bank SSB	$835,163.74
190273367	24061	10021	Franklin Bank SSB	$109,782.16
190273368	24061	10021	Franklin Bank SSB	$112,142.38
190273369	24061	10021	Franklin Bank SSB	$107,543.78
190273370	24061	10021	Franklin Bank SSB	$109,030.42
190273371	24061	10021	Franklin Bank SSB	$157,938.86
190273372	24061	10021	Franklin Bank SSB	$184,012.03
190273374	24061	10021	Franklin Bank SSB	$91,038.82
190280850	24060	10021	Franklin Bank SSB	$20,250.00
190280851	24060	10021	Franklin Bank SSB	$19,687.50
190280852	24060	10021	Franklin Bank SSB	$18,562.50
190280853	24060	10021	Franklin Bank SSB	$20,250.00
190280854	24060	10021	Franklin Bank SSB	$246,669.26
190280856	24060	10021	Franklin Bank SSB	$22,500.00
190280857	24060	10021	Franklin Bank SSB	$22,500.00
190280858	24060	10021	Franklin Bank SSB	$22,500.00
190280859	24060	10021	Franklin Bank SSB	$22,500.00
190280864	24060	10021	Franklin Bank SSB	$157,653.42
190280874	24060	10021	Franklin Bank SSB	$180,610.00
190280876	24060	10021	Franklin Bank SSB	$30,000.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
190280877	24060	10021	Franklin Bank SSB	$45,000.00
190280878	24060	10021	Franklin Bank SSB	$41,250.00
190282469	24060	10021	Franklin Bank SSB	$138,420.19
190282472	24060	10021	Franklin Bank SSB	$142,754.62
190282477	24060	10021	Franklin Bank SSB	$135,028.84
190282480	24060	10021	Franklin Bank SSB	$148,266.31
190282481	24060	10021	Franklin Bank SSB	$151,490.28
190282482	24060	10021	Franklin Bank SSB	$158,883.68
190282483	24060	10021	Franklin Bank SSB	$150,258.79
190283251	24060	10021	Franklin Bank SSB	$1,600,000.00
190286552	24060	10021	Franklin Bank SSB	$254,494.80
190287350	24060	10021	Franklin Bank SSB	$66,777.60
190287353	24060	10021	Franklin Bank SSB	$732,617.04
190288150	24060	10021	Franklin Bank SSB	$361,767.51
190288151	24060	10021	Franklin Bank SSB	$352,453.81
190298051	24060	10021	Franklin Bank SSB	$79,722.80
190298053	24060	10021	Franklin Bank SSB	$97,722.80
190298055	24060	10021	Franklin Bank SSB	$79,722.80
190298056	24060	10021	Franklin Bank SSB	$79,722.80
190298057	24060	10021	Franklin Bank SSB	$79,722.80
190298058	24060	10021	Franklin Bank SSB	$79,722.80
190298059	24060	10021	Franklin Bank SSB	$91,922.80
190306150	24061	10021	Franklin Bank SSB	$1,006,970.67
190312950	24062	10021	Franklin Bank SSB	$1,317,888.94
190312951	24062	10021	Franklin Bank SSB	$840,000.00
190312952	24062	10021	Franklin Bank SSB	$860,000.00
190312953	24062	10021	Franklin Bank SSB	$927,200.00
190312954	24062	10021	Franklin Bank SSB	$740,350.81
190314576	24061	10021	Franklin Bank SSB	$131,761.70
190314579	24061	10021	Franklin Bank SSB	$112,414.96
190321053	24060	10021	Franklin Bank SSB	$142,259.89
190321054	24060	10021	Franklin Bank SSB	$155,000.00
190321055	24060	10021	Franklin Bank SSB	$144,959.89
190321056	24060	10021	Franklin Bank SSB	$136,659.89
190321057	24060	10021	Franklin Bank SSB	$171,000.00
190329350	24061	10021	Franklin Bank SSB	$832,661.40
190329351	24061	10021	Franklin Bank SSB	$14,963.97
190336852	24060	10021	Franklin Bank SSB	$887,379.93
190340050	24061	10021	Franklin Bank SSB	$250,000.00
190341852	24060	10021	Franklin Bank SSB	$1,300,000.00
190341853	24060	10021	Franklin Bank SSB	$1,750,675.64
190361651	24062	10021	Franklin Bank SSB	$1,895,676.36
190363250	24062	10021	Franklin Bank SSB	$276,883.97

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
190363262	24062	10021	Franklin Bank SSB	$56,209.30
190369950	24060	10021	Franklin Bank SSB	$132,756.56
190369951	24060	10021	Franklin Bank SSB	$92,756.56
190369952	24060	10021	Franklin Bank SSB	$132,595.50
190370750	24060	10021	Franklin Bank SSB	$60,853.42
190374950	24060	10021	Franklin Bank SSB	$3,342,621.44
190386353	24061	10021	Franklin Bank SSB	$239,835.74
190386355	24061	10021	Franklin Bank SSB	$189,000.00
190386356	24061	10021	Franklin Bank SSB	$181,457.33
190386358	24061	10021	Franklin Bank SSB	$183,000.00
190386360	24061	10021	Franklin Bank SSB	$306,708.99
190386361	24061	10021	Franklin Bank SSB	$300,750.00
190386362	24061	10021	Franklin Bank SSB	$300,750.00
190386363	24061	10021	Franklin Bank SSB	$300,749.83
190386364	24061	10021	Franklin Bank SSB	$306,478.27
190386367	24061	10021	Franklin Bank SSB	$184,875.00
190386372	24061	10021	Franklin Bank SSB	$304,570.95
190402850	24062	10021	Franklin Bank SSB	$4,335,922.00
190406954	24060	10021	Franklin Bank SSB	$192,882.72
190406956	24060	10021	Franklin Bank SSB	$264,507.61
190406957	24060	10021	Franklin Bank SSB	$130,047.62
190406958	24060	10021	Franklin Bank SSB	$48,547.63
190419250	24061	10021	Franklin Bank SSB	$1,464,031.33
190422650	24061	10021	Franklin Bank SSB	$15,000,000.00
190428359	24061	10021	Franklin Bank SSB	$28,864.80
190428361	24061	10021	Franklin Bank SSB	$28,864.80
190428363	24061	10021	Franklin Bank SSB	$28,864.80
190431750	24060	10021	Franklin Bank SSB	$1,458,181.39
190436650	24061	10021	Franklin Bank SSB	$178,013.25
190436651	24061	10021	Franklin Bank SSB	$214,006.63
190436652	24061	10021	Franklin Bank SSB	$178,795.71
190436655	24061	10021	Franklin Bank SSB	$291,966.07
190436656	24061	10021	Franklin Bank SSB	$275,862.29
190436657	24061	10021	Franklin Bank SSB	$325,105.32
190440860	24060	10021	Franklin Bank SSB	$30,760.40
190440861	24060	10021	Franklin Bank SSB	$61,860.40
190440862	24060	10021	Franklin Bank SSB	$30,760.40
190440863	24060	10021	Franklin Bank SSB	$30,760.40
190440864	24060	10021	Franklin Bank SSB	$30,760.40
190440869	24060	10021	Franklin Bank SSB	$23,250.00
190440874	24060	10021	Franklin Bank SSB	$450,522.67
190440876	24060	10021	Franklin Bank SSB	$34,726.13
190440877	24060	10021	Franklin Bank SSB	$34,726.13

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
190440878	24060	10021	Franklin Bank SSB	$34,726.13
190440879	24060	10021	Franklin Bank SSB	$34,726.13
190466350	24060	10021	Franklin Bank SSB	$212,000.00
190470581	24061	10021	Franklin Bank SSB	$147,949.32
190473950	24060	10021	Franklin Bank SSB	$389,225.98
190475453	24061	10021	Franklin Bank SSB	$29,700.00
190475454	24061	10021	Franklin Bank SSB	$29,700.00
190475455	24061	10021	Franklin Bank SSB	$29,700.00
190475456	24061	10021	Franklin Bank SSB	$29,700.00
190475457	24061	10021	Franklin Bank SSB	$29,700.00
190475458	24061	10021	Franklin Bank SSB	$29,700.00
190475459	24061	10021	Franklin Bank SSB	$29,700.00
190475460	24061	10021	Franklin Bank SSB	$29,700.00
190475461	24061	10021	Franklin Bank SSB	$29,700.00
190475462	24061	10021	Franklin Bank SSB	$29,700.00
190475463	24061	10021	Franklin Bank SSB	$29,700.00
190475464	24061	10021	Franklin Bank SSB	$29,700.00
190475465	24061	10021	Franklin Bank SSB	$29,700.00
190475466	24061	10021	Franklin Bank SSB	$29,700.00
190475467	24061	10021	Franklin Bank SSB	$29,700.00
190475468	24061	10021	Franklin Bank SSB	$29,700.00
190475469	24061	10021	Franklin Bank SSB	$29,700.00
190475470	24061	10021	Franklin Bank SSB	$29,700.00
190475482	24061	10021	Franklin Bank SSB	$25,612.75
190475483	24061	10021	Franklin Bank SSB	$25,612.75
190475484	24061	10021	Franklin Bank SSB	$25,612.75
190482081	24061	10021	Franklin Bank SSB	$186,379.00
190482082	24061	10021	Franklin Bank SSB	$153,462.60
190483850	24061	10021	Franklin Bank SSB	$4,604,081.74
190483851	24061	10021	Franklin Bank SSB	$0.00
190496050	24060	10021	Franklin Bank SSB	$353,913.87
190500957	24062	10021	Franklin Bank SSB	$81,345.95
190500958	24062	10021	Franklin Bank SSB	$81,164.37
190503351	24060	10021	Franklin Bank SSB	$625,923.00
190506651	24060	10021	Franklin Bank SSB	$217,807.98
190506652	24060	10021	Franklin Bank SSB	$505,000.00
190508250	24061	10021	Franklin Bank SSB	$414,000.10
190524950	24061	10021	Franklin Bank SSB	$27,559.99
190524953	24061	10021	Franklin Bank SSB	$27,559.98
190524954	24061	10021	Franklin Bank SSB	$45,857.42
190524955	24061	10021	Franklin Bank SSB	$27,868.81
190524956	24061	10021	Franklin Bank SSB	$21,236.20
190531450	24061	10021	Franklin Bank SSB	$39,505.47

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
190531451	24061	10021	Franklin Bank SSB	$39,505.47
190531452	24061	10021	Franklin Bank SSB	$39,505.47
190531453	24061	10021	Franklin Bank SSB	$39,505.47
190531454	24061	10021	Franklin Bank SSB	$39,505.47
190531455	24061	10021	Franklin Bank SSB	$39,505.47
190531456	24061	10021	Franklin Bank SSB	$39,505.47
190531457	24061	10021	Franklin Bank SSB	$39,505.47
190531458	24061	10021	Franklin Bank SSB	$39,505.47
190531459	24061	10021	Franklin Bank SSB	$39,505.48
190535550	24061	10021	Franklin Bank SSB	$759,200.00
190535551	24061	10021	Franklin Bank SSB	$655,016.48
190537166	24061	10021	Franklin Bank SSB	$550,800.00
190537167	24061	10021	Franklin Bank SSB	$255,000.00
190537171	24061	10021	Franklin Bank SSB	$200,738.79
190537177	24061	10021	Franklin Bank SSB	$44,200.00
190537179	24061	10021	Franklin Bank SSB	$44,200.00
190537181	24061	10021	Franklin Bank SSB	$44,200.00
190537182	24061	10021	Franklin Bank SSB	$44,200.00
190537186	24061	10021	Franklin Bank SSB	$112,625.00
190537187	24061	10021	Franklin Bank SSB	$38,163.00
190537188	24061	10021	Franklin Bank SSB	$38,163.00
190537189	24061	10021	Franklin Bank SSB	$38,163.00
190541350	24060	10021	Franklin Bank SSB	$284,658.29
190543950	24062	10021	Franklin Bank SSB	$7,949,264.98
190550450	24061	10021	Franklin Bank SSB	$3,200,000.00
190557950	24061	10021	Franklin Bank SSB	$1,600,000.00
190565250	24062	10021	Franklin Bank SSB	$103,105.74
190573650	24061	10021	Franklin Bank SSB	$38,163.00
190573651	24061	10021	Franklin Bank SSB	$38,163.00
190573652	24061	10021	Franklin Bank SSB	$149,070.63
190573653	24061	10021	Franklin Bank SSB	$105,369.71
190573654	24061	10021	Franklin Bank SSB	$147,996.90
190573655	24061	10021	Franklin Bank SSB	$144,542.94
190573656	24061	10021	Franklin Bank SSB	$150,375.80
190573657	24061	10021	Franklin Bank SSB	$135,694.40
190573659	24061	10021	Franklin Bank SSB	$122,471.31
300036082	24061	10037	Corn Belt Bank And Trust Company	$2,369,513.97
300036458	24061	10037	Corn Belt Bank And Trust Company	$1,334,500.00
300036836	24061	10037	Corn Belt Bank And Trust Company	$2,799,833.10
300037024	24061	10037	Corn Belt Bank And Trust Company	$83,116.16
300037124	24061	10037	Corn Belt Bank And Trust Company	$3,000,000.00
300037125	24061	10037	Corn Belt Bank And Trust Company	$3,000,000.00
300037126	24061	10037	Corn Belt Bank And Trust Company	$3,000,000.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
300037127	24061	10037	Corn Belt Bank And Trust Company	$3,000,000.00
300037185	24061	10037	Corn Belt Bank And Trust Company	$40,751.47
300037270	24061	10037	Corn Belt Bank And Trust Company	$34,221.80
300037288	24061	10037	Corn Belt Bank And Trust Company	$52,221.88
316875462	24061	10021	Franklin Bank SSB	$14,239.48
400004700	24060	10019	Freedom Bank	$298,181.66
400005900	24060	10019	Freedom Bank	$236,902.77
400007900	24060	10019	Freedom Bank	$102,609.90
400024100	24060	10019	Freedom Bank	$345,276.62
400025800	24060	10019	Freedom Bank	$203,375.71
400034100	24060	10019	Freedom Bank	$810,999.98
400036800	24060	10019	Freedom Bank	$298,847.89
400038600	24060	10019	Freedom Bank	$4,058,400.00
400041200	24060	10036	Firstbank Financial Services	$110,000.00
400053100	24060	10019	Freedom Bank	$615,749.06
400054200	24060	10019	Freedom Bank	$133,247.17
400070000	24060	10012	Integrity Bank	$3,962,201.47
400072700	24060	10036	Firstbank Financial Services	$42,809.15
400077000	24060	10019	Freedom Bank	$149,952.48
400078600	24060	10019	Freedom Bank	$855,000.00
400083200	24060	10036	Firstbank Financial Services	$108,250.00
400090400	24060	10019	Freedom Bank	$54,531.03
400091200	24060	10019	Freedom Bank	$2,000,000.00
400104100	24060	10048	Omni National Bank	$4,356.92
400107800	24060	10019	Freedom Bank	$48,650.37
400116200	24060	10019	Freedom Bank	$114,182.85
400118600	24060	10019	Freedom Bank	$500,000.00
400125300	24060	10019	Freedom Bank	$100,685.64
400125500	24060	10019	Freedom Bank	$80,187.43
400128400	24060	10048	Omni National Bank	$1,037,015.78
400130600	24060	10019	Freedom Bank	$3,500,246.30
400130700	24060	10019	Freedom Bank	$998,608.88
400131500	24060	10048	Omni National Bank	$36,596.29
400137200	24060	10019	Freedom Bank	$99,213.37
400143000	24060	10036	Firstbank Financial Services	$27,485.90
400161800	24060	10019	Freedom Bank	$199,931.97
400167300	24060	10019	Freedom Bank	$138,970.21
400167400	24060	10019	Freedom Bank	$138,970.83
400167500	24060	10019	Freedom Bank	$138,970.56
400167600	24060	10019	Freedom Bank	$138,964.66
400167700	24060	10019	Freedom Bank	$135,865.40
400171600	24060	10019	Freedom Bank	$1,588,140.02
400174000	24060	10019	Freedom Bank	$379,999.90

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
400176100	24060	10019	Freedom Bank	$2,074,981.00
400179100	24060	10019	Freedom Bank	$212,000.00
400186300	24060	10036	Firstbank Financial Services	$82,037.03
400188200	24060	10019	Freedom Bank	$366,080.00
400189400	24060	10019	Freedom Bank	$127,198.54
400190000	24060	10019	Freedom Bank	$192,161.65
400195800	24060	10019	Freedom Bank	$985,419.39
400199700	24060	10019	Freedom Bank	$89,330.09
400202900	24060	10036	Firstbank Financial Services	$97,238.19
400211400	24060	10019	Freedom Bank	$760,589.29
400213800	24060	10019	Freedom Bank	$842,875.77
400218600	24060	10019	Freedom Bank	$84,852.10
400221000	24060	10036	Firstbank Financial Services	$37,298.49
400221900	24060	10019	Freedom Bank	$429,992.90
400227100	24060	10019	Freedom Bank	$160,749.05
400253900	24060	10012	Integrity Bank	$17,621.77
400291300	24060	10036	Firstbank Financial Services	$162,399.85
400316300	24060	10012	Integrity Bank	$239,301.79
400321500	24060	10036	Firstbank Financial Services	$64,414.74
400327200	24060	10036	Firstbank Financial Services	$3,788,427.39
400340700	24060	10012	Integrity Bank	$686,642.29
400366500	24060	10036	Firstbank Financial Services	$24,826.58
400366600	24060	10036	Firstbank Financial Services	$25,013.39
400366700	24060	10036	Firstbank Financial Services	$24,856.10
400366900	24060	10036	Firstbank Financial Services	$26,894.39
400387100	24060	10012	Integrity Bank	$21,279.46
400396300	24060	10036	Firstbank Financial Services	$255,786.63
400396400	24060	10036	Firstbank Financial Services	$20,840.35
400416100	24060	10012	Integrity Bank	$25,903.66
400432600	24060	10036	Firstbank Financial Services	$389,919.91
400432700	24060	10036	Firstbank Financial Services	$269,600.00
400440000	24060	10012	Integrity Bank	$2,901,875.84
400440300	24060	10036	Firstbank Financial Services	$1,892,000.00
400441400	24060	10012	Integrity Bank	$6,893,556.27
400441500	24060	10036	Firstbank Financial Services	$122,788.83
400441600	24060	10036	Firstbank Financial Services	$126,527.22
400442400	24060	10036	Firstbank Financial Services	$487,495.73
400443400	24060	10036	Firstbank Financial Services	$270,636.57
400443500	24060	10036	Firstbank Financial Services	$58,440.43
400443600	24060	10036	Firstbank Financial Services	$113,883.19
400443700	24060	10036	Firstbank Financial Services	$79,874.39
400443800	24060	10036	Firstbank Financial Services	$127,944.52
400443900	24060	10036	Firstbank Financial Services	$111,657.71

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
400444200	24060	10012	Integrity Bank	$3,745,450.00
400453900	24060	10012	Integrity Bank	$14,358,526.88
400454900	24060	10036	Firstbank Financial Services	$77,165.93
400463500	24060	10036	Firstbank Financial Services	$125,000.00
400465300	24060	10012	Integrity Bank	$161,746.77
400465800	24060	10012	Integrity Bank	$15,772,701.64
400468300	24060	10012	Integrity Bank	$1,561,721.29
400477300	24060	10012	Integrity Bank	$156,973.60
400480200	24060	10012	Integrity Bank	$5,257,037.57
400487700	24060	10012	Integrity Bank	$1,260,661.60
400487900	24060	10012	Integrity Bank	$740,000.00
400489100	24060	10012	Integrity Bank	$323,810.88
400496100	24060	10012	Integrity Bank	$2,800,000.00
400497800	24060	10012	Integrity Bank	$2,950,106.12
400510500	24060	10036	Firstbank Financial Services	$191,294.01
400510600	24060	10012	Integrity Bank	$65,521.57
400511600	24060	10036	Firstbank Financial Services	$28,826.72
400511900	24060	10036	Firstbank Financial Services	$39,569.49
400512900	24060	10036	Firstbank Financial Services	$248,561.91
400513100	24060	10012	Integrity Bank	$81,967.34
400515800	24060	10012	Integrity Bank	$285,192.00
400516200	24060	10012	Integrity Bank	$1,093,619.38
400523200	24060	10012	Integrity Bank	$1,865,244.30
400524900	24060	10012	Integrity Bank	$212,175.00
400527200	24060	10012	Integrity Bank	$63,523.10
400530400	24060	10036	Firstbank Financial Services	$34,157.38
400536800	24060	10036	Firstbank Financial Services	$161,187.77
400537100	24060	10036	Firstbank Financial Services	$167,747.69
400540700	24060	10012	Integrity Bank	$841,500.00
400552300	24060	10012	Integrity Bank	$1,296,564.26
400556800	24060	10036	Firstbank Financial Services	$152,000.00
400556900	24060	10036	Firstbank Financial Services	$151,573.11
400558600	24060	10012	Integrity Bank	$136,900.00
400558700	24060	10012	Integrity Bank	$151,046.10
400559900	24060	10012	Integrity Bank	$42,174.06
400560000	24060	10012	Integrity Bank	$42,173.54
400560100	24060	10012	Integrity Bank	$42,173.54
400562100	24060	10012	Integrity Bank	$42,173.54
400564400	24060	10012	Integrity Bank	$1,206,400.00
400564700	24060	10012	Integrity Bank	$779,834.40
400571500	24060	10012	Integrity Bank	$53,590.19
400574700	24060	10036	Firstbank Financial Services	$246,900.00
400575500	24060	10036	Firstbank Financial Services	$68,487.06

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
400581000	24060	10012	Integrity Bank	$24,085,371.33
400586900	24060	10012	Integrity Bank	$847,882.65
400587200	24060	10012	Integrity Bank	$128,407.96
400590600	24060	10036	Firstbank Financial Services	$2,268,228.89
400597000	24060	10012	Integrity Bank	$16,589,756.05
400597800	24060	10012	Integrity Bank	$81,565.00
400598300	24060	10012	Integrity Bank	$23,378.09
400599100	24060	10036	Firstbank Financial Services	$35,161.36
400607500	24060	10012	Integrity Bank	$195,326.08
400608100	24060	10012	Integrity Bank	$207,000.00
400608300	24060	10012	Integrity Bank	$204,000.00
400608700	24060	10012	Integrity Bank	$49,236.50
400609300	24060	10012	Integrity Bank	$2,162.32
400609600	24060	10012	Integrity Bank	$147,000.00
400609700	24060	10012	Integrity Bank	$207,000.00
400610100	24060	10012	Integrity Bank	$204,000.00
400610800	24060	10012	Integrity Bank	$187,500.00
400611200	24060	10012	Integrity Bank	$204,000.00
400611600	24060	10012	Integrity Bank	$25,330.73
400612400	24060	10012	Integrity Bank	$405,836.89
400612500	24060	10012	Integrity Bank	$277,482.62
400612600	24060	10012	Integrity Bank	$147,662.65
400612900	24060	10012	Integrity Bank	$143,965.49
400628200	24060	10012	Integrity Bank	$123,524.01
400628300	24060	10012	Integrity Bank	$127,919.60
400648900	24060	10036	Firstbank Financial Services	$956,250.00
400663300	24060	10036	Firstbank Financial Services	$1,402,175.56
400676200	24060	10036	Firstbank Financial Services	$34,531.74
400685000	24060	10036	Firstbank Financial Services	$2,236,150.00
400695500	24060	10036	Firstbank Financial Services	$351,535.19
400696000	24060	10036	Firstbank Financial Services	$75,000.00
400700900	24060	10012	Integrity Bank	$5,143,137.84
400702800	24060	10012	Integrity Bank	$515,585.22
400702900	24060	10012	Integrity Bank	$257,922.02
400703000	24060	10012	Integrity Bank	$258,479.69
400703200	24060	10012	Integrity Bank	$260,361.29
400703300	24060	10012	Integrity Bank	$252,236.25
400703400	24060	10012	Integrity Bank	$260,752.50
400703500	24060	10012	Integrity Bank	$259,182.53
400703500	24060	10036	Firstbank Financial Services	$36,009.50
400703700	24060	10036	Firstbank Financial Services	$36,009.50
400703900	24060	10036	Firstbank Financial Services	$127,452.98
400705800	24060	10012	Integrity Bank	$3,927,336.41

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
400706999	24060	10012	Integrity Bank	$496,905.75
400708000	24060	10036	Firstbank Financial Services	$3,633,215.55
400708200	24060	10012	Integrity Bank	$1,271,000.00
400708700	24060	10036	Firstbank Financial Services	$2,665,090.00
400708900	24060	10036	Firstbank Financial Services	$3,658,939.42
400709300	24060	10036	Firstbank Financial Services	$844,008.92
400712000	24060	10036	Firstbank Financial Services	$214,000.00
400712200	24060	10012	Integrity Bank	$97,449.81
400712500	24060	10012	Integrity Bank	$1,613,214.42
400713300	24060	10012	Integrity Bank	$7,412,220.18
400713500	24060	10012	Integrity Bank	$1,511,919.99
400714700	24060	10012	Integrity Bank	$133,060.30
400715300	24060	10012	Integrity Bank	$228,720.00
400716500	24060	10036	Firstbank Financial Services	$1,153,616.81
400717600	24060	10012	Integrity Bank	$5,463,498.37
400718300	24060	10012	Integrity Bank	$544,900.00
400719000	24060	10036	Firstbank Financial Services	$84,126.98
400719100	24060	10036	Firstbank Financial Services	$84,107.85
400721100	24060	10036	Firstbank Financial Services	$84,126.98
400721200	24060	10036	Firstbank Financial Services	$82,426.98
400722600	24060	10012	Integrity Bank	$196,861.00
400722700	24060	10012	Integrity Bank	$175,228.00
400722800	24060	10012	Integrity Bank	$176,196.00
400722900	24060	10012	Integrity Bank	$162,408.00
400723000	24060	10012	Integrity Bank	$49,173.02
400723900	24060	10012	Integrity Bank	$157,608.00
400728900	24060	10012	Integrity Bank	$69,716.00
400731900	24060	10012	Integrity Bank	$130,636.00
400732700	24060	10012	Integrity Bank	$1,593,166.78
400736200	24060	10012	Integrity Bank	$240,462.55
400736900	24060	10012	Integrity Bank	$942,161.72
400739200	24060	10012	Integrity Bank	$3,423,825.25
400741600	24060	10012	Integrity Bank	$179,250.00
400742400	24060	10036	Firstbank Financial Services	$23,223.33
400744300	24060	10012	Integrity Bank	$56,000.00
400744800	24060	10012	Integrity Bank	$177,167.65
400744900	24060	10012	Integrity Bank	$170,667.65
400745200	24060	10012	Integrity Bank	$179,250.00
400745300	24060	10012	Integrity Bank	$179,250.00
400745400	24060	10012	Integrity Bank	$179,250.00
400745500	24060	10012	Integrity Bank	$179,250.00
400745600	24060	10012	Integrity Bank	$70,500.00
400746400	24060	10012	Integrity Bank	$80,000.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
400746500	24060	10012	Integrity Bank	$80,000.00
400747400	24060	10036	Firstbank Financial Services	$1,081,899.00
400747500	24060	10036	Firstbank Financial Services	$818,765.50
400747600	24060	10036	Firstbank Financial Services	$1,034,614.00
400747700	24060	10036	Firstbank Financial Services	$1,240,282.37
400748600	24060	10012	Integrity Bank	$5,053,647.81
400748900	24060	10012	Integrity Bank	$265,635.98
400749300	24060	10012	Integrity Bank	$46,407.39
400750400	24060	10012	Integrity Bank	$392,222.44
400752300	24060	10012	Integrity Bank	$147,794.60
400752400	24060	10012	Integrity Bank	$150,147.08
400752600	24060	10012	Integrity Bank	$431,918.75
400753000	24060	10036	Firstbank Financial Services	$122,339.80
400756000	24060	10012	Integrity Bank	$348,788.14
400756700	24060	10036	Firstbank Financial Services	$35,420.34
400756900	24060	10036	Firstbank Financial Services	$165,150.00
400757000	24060	10036	Firstbank Financial Services	$57,335.86
400757500	24060	10036	Firstbank Financial Services	$94,198.30
400757700	24060	10012	Integrity Bank	$8,300,569.47
400760200	24060	10012	Integrity Bank	$1,419,533.74
400760800	24060	10036	Firstbank Financial Services	$1,127,758.00
400761300	24060	10012	Integrity Bank	$4,017,700.00
400763000	24060	10012	Integrity Bank	$11,612.83
400765000	24060	10012	Integrity Bank	$4,419,282.88
400766700	24060	10012	Integrity Bank	$3,018,617.87
400766700	24060	10036	Firstbank Financial Services	$189,917.79
400766800	24060	10036	Firstbank Financial Services	$190,369.75
400772800	24060	10036	Firstbank Financial Services	$123,175.12
400775900	24060	10012	Integrity Bank	$299,880.52
400776100	24060	10012	Integrity Bank	$2,217,856.73
400778000	24060	10012	Integrity Bank	$194,370.60
400778600	24060	10012	Integrity Bank	$235,500.00
400778700	24060	10012	Integrity Bank	$236,250.00
400778800	24060	10012	Integrity Bank	$77,209.93
400778900	24060	10012	Integrity Bank	$77,202.43
400779000	24060	10012	Integrity Bank	$229,824.46
400779100	24060	10012	Integrity Bank	$94,631.59
400779200	24060	10012	Integrity Bank	$94,803.26
400779300	24060	10012	Integrity Bank	$77,352.43
400779400	24060	10012	Integrity Bank	$77,202.43
400779500	24060	10012	Integrity Bank	$77,209.93
400779600	24060	10012	Integrity Bank	$77,221.18
400779700	24060	10012	Integrity Bank	$18,766,393.42

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
400779900	24060	10012	Integrity Bank	$3,144,915.97
400782700	24060	10012	Integrity Bank	$173,535.16
400782800	24060	10012	Integrity Bank	$169,108.64
400782900	24060	10012	Integrity Bank	$150,642.72
400783900	24060	10012	Integrity Bank	$84,064.15
400784300	24060	10012	Integrity Bank	$176,318.69
400784400	24060	10012	Integrity Bank	$80,885.95
400785300	24060	10012	Integrity Bank	$5,361,213.28
400785900	24060	10012	Integrity Bank	$29,065.49
400786000	24060	10012	Integrity Bank	$11,302.50
400791000	24060	10036	Firstbank Financial Services	$1,071,199.88
400792700	24060	10012	Integrity Bank	$12,207.48
400792800	24060	10012	Integrity Bank	$57,774.01
400792900	24060	10012	Integrity Bank	$221,925.00
400793000	24060	10012	Integrity Bank	$162,675.00
400793100	24060	10012	Integrity Bank	$224,925.00
400793300	24060	10012	Integrity Bank	$221,925.00
400793500	24060	10012	Integrity Bank	$203,175.00
400793600	24060	10012	Integrity Bank	$59,365.72
400793700	24060	10012	Integrity Bank	$65,597.95
400793800	24060	10012	Integrity Bank	$162,675.00
400793800	24060	10036	Firstbank Financial Services	$38,585.76
400793900	24060	10012	Integrity Bank	$221,925.00
400794000	24060	10012	Integrity Bank	$162,675.00
400794100	24060	10012	Integrity Bank	$224,925.00
400794300	24060	10036	Firstbank Financial Services	$181,491.88
400794300	24060	10012	Integrity Bank	$221,925.00
400794400	24060	10012	Integrity Bank	$167,925.00
400794700	24060	10012	Integrity Bank	$109,376.98
400794800	24060	10012	Integrity Bank	$110,962.00
400795000	24060	10012	Integrity Bank	$110,962.00
400795200	24060	10012	Integrity Bank	$110,962.00
400795300	24060	10012	Integrity Bank	$109,376.98
400795500	24060	10012	Integrity Bank	$109,377.18
400795700	24060	10012	Integrity Bank	$109,377.18
400795800	24060	10012	Integrity Bank	$110,962.00
400796100	24060	10012	Integrity Bank	$31,720.98
400796200	24060	10012	Integrity Bank	$31,720.98
400796300	24060	10012	Integrity Bank	$31,720.98
400796400	24060	10012	Integrity Bank	$31,720.98
400796500	24060	10012	Integrity Bank	$31,720.98
400796600	24060	10012	Integrity Bank	$31,720.97
400796700	24060	10012	Integrity Bank	$31,720.88

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
400796800	24060	10012	Integrity Bank	$40,409.97
400796900	24060	10012	Integrity Bank	$40,409.97
400797000	24060	10012	Integrity Bank	$40,409.97
400797100	24060	10012	Integrity Bank	$40,409.97
400797200	24060	10012	Integrity Bank	$40,409.97
400797300	24060	10012	Integrity Bank	$40,409.97
400797400	24060	10012	Integrity Bank	$40,409.97
400797500	24060	10012	Integrity Bank	$40,170.96
400799300	24060	10012	Integrity Bank	$85,051.70
400799800	24060	10012	Integrity Bank	$86,233.31
400800000	24060	10012	Integrity Bank	$138,547.83
400800700	24060	10012	Integrity Bank	$95,822.27
400800800	24060	10012	Integrity Bank	$139,065.10
400801800	24060	10012	Integrity Bank	$1,169,523.60
400801900	24060	10012	Integrity Bank	$2,913,719.59
400802700	24060	10012	Integrity Bank	$137,664.84
400803000	24060	10012	Integrity Bank	$835,967.90
400806600	24060	10012	Integrity Bank	$240,000.00
400806700	24060	10012	Integrity Bank	$260,000.00
400807500	24060	10036	Firstbank Financial Services	$147,094.10
400812500	24060	10036	Firstbank Financial Services	$111,904.86
400812800	24060	10036	Firstbank Financial Services	$69,696.25
400813000	24060	10036	Firstbank Financial Services	$291,746.16
400813600	24060	10036	Firstbank Financial Services	$27,077.14
400813900	24060	10036	Firstbank Financial Services	$107,092.53
400814800	24060	10036	Firstbank Financial Services	$337,216.71
400815500	24060	10036	Firstbank Financial Services	$121,216.45
400817100	24060	10012	Integrity Bank	$2,422.83
400817200	24060	10012	Integrity Bank	$26,684.80
400818000	24060	10012	Integrity Bank	$28,735.86
400818500	24060	10036	Firstbank Financial Services	$155,000.00
400819700	24060	10012	Integrity Bank	$2,540.15
400820200	24060	10012	Integrity Bank	$457,538.90
400821700	24060	10012	Integrity Bank	$2,926,748.26
400823600	24060	10012	Integrity Bank	$983,370.39
400824500	24060	10036	Firstbank Financial Services	$85,172.61
400824800	24060	10012	Integrity Bank	$766,238.76
400825300	24060	10012	Integrity Bank	$11,561,056.27
400825600	24060	10012	Integrity Bank	$8,287,500.00
400825700	24060	10012	Integrity Bank	$169,335.42
400828300	24060	10036	Firstbank Financial Services	$153,910.25
400828600	24060	10036	Firstbank Financial Services	$162,147.25
400828700	24060	10036	Firstbank Financial Services	$156,533.25

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
400828800	24060	10036	Firstbank Financial Services	$51,350.69
400828900	24060	10036	Firstbank Financial Services	$159,430.50
400829000	24060	10036	Firstbank Financial Services	$185,182.97
400829100	24060	10036	Firstbank Financial Services	$183,775.82
400829800	24060	10012	Integrity Bank	$196,704.15
400829900	24060	10036	Firstbank Financial Services	$114,370.98
400830000	24060	10036	Firstbank Financial Services	$121,650.00
400830100	24060	10012	Integrity Bank	$196,703.55
400830900	24060	10012	Integrity Bank	$201,183.31
400831000	24060	10012	Integrity Bank	$76,907.35
400831100	24060	10012	Integrity Bank	$63,382.72
400831200	24060	10012	Integrity Bank	$63,382.72
400832700	24060	10012	Integrity Bank	$120,137.71
400833200	24060	10036	Firstbank Financial Services	$90,531.82
400833300	24060	10012	Integrity Bank	$811,891.11
400833400	24060	10036	Firstbank Financial Services	$83,336.79
400833400	24060	10012	Integrity Bank	$320,000.00
400833500	24060	10012	Integrity Bank	$479,630.56
400833700	24060	10036	Firstbank Financial Services	$103,891.05
400833700	24060	10012	Integrity Bank	$149,272.14
400834700	24060	10036	Firstbank Financial Services	$234,639.46
400834800	24060	10036	Firstbank Financial Services	$203,549.39
400834900	24060	10036	Firstbank Financial Services	$82,538.52
400835000	24060	10036	Firstbank Financial Services	$82,595.79
400835100	24060	10036	Firstbank Financial Services	$82,809.34
400835200	24060	10012	Integrity Bank	$869,999.95
400835200	24060	10036	Firstbank Financial Services	$82,712.28
400835500	24060	10036	Firstbank Financial Services	$240,452.13
400835900	24060	10036	Firstbank Financial Services	$21,395.43
400836100	24060	10036	Firstbank Financial Services	$1,069,903.64
400839199	24060	10012	Integrity Bank	$126,154.19
400839299	24060	10012	Integrity Bank	$120,166.14
400839399	24060	10012	Integrity Bank	$123,316.00
400839499	24060	10012	Integrity Bank	$140,899.19
400839599	24060	10012	Integrity Bank	$103,054.06
400839699	24060	10012	Integrity Bank	$124,389.88
400839799	24060	10012	Integrity Bank	$785,486.73
400840700	24060	10036	Firstbank Financial Services	$99,955.60
400841700	24060	10012	Integrity Bank	$9,993,468.25
400842300	24060	10012	Integrity Bank	$303,750.00
400842400	24060	10012	Integrity Bank	$303,750.00
400842500	24060	10012	Integrity Bank	$303,750.00
400842600	24060	10012	Integrity Bank	$303,750.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
400842700	24060	10012	Integrity Bank	$303,750.00
400842900	24060	10012	Integrity Bank	$343,499.99
400843000	24060	10012	Integrity Bank	$343,500.00
400843100	24060	10012	Integrity Bank	$343,500.00
400843200	24060	10012	Integrity Bank	$343,500.00
400843400	24060	10012	Integrity Bank	$343,500.00
400843600	24060	10012	Integrity Bank	$336,304.99
400843700	24060	10036	Firstbank Financial Services	$584,942.18
400843700	24060	10012	Integrity Bank	$336,304.71
400843800	24060	10012	Integrity Bank	$336,305.04
400844500	24060	10012	Integrity Bank	$8,202.86
400848200	24060	10012	Integrity Bank	$1,398,677.17
400848300	24060	10012	Integrity Bank	$2,717,814.14
400848700	24060	10012	Integrity Bank	$66,382.50
400848800	24060	10012	Integrity Bank	$66,260.50
400848900	24060	10012	Integrity Bank	$66,260.50
400849000	24060	10012	Integrity Bank	$66,260.50
400849100	24060	10012	Integrity Bank	$66,260.50
400849200	24060	10012	Integrity Bank	$66,260.50
400849300	24060	10012	Integrity Bank	$66,260.50
400849400	24060	10012	Integrity Bank	$66,260.50
400849500	24060	10012	Integrity Bank	$66,260.50
400849600	24060	10012	Integrity Bank	$66,260.50
400849800	24060	10012	Integrity Bank	$204,660.92
400849900	24060	10012	Integrity Bank	$66,260.50
400850000	24060	10012	Integrity Bank	$66,260.50
400850100	24060	10012	Integrity Bank	$66,260.50
400850200	24060	10012	Integrity Bank	$66,720.09
400850300	24060	10012	Integrity Bank	$192,897.55
400850400	24060	10012	Integrity Bank	$154,832.55
400850500	24060	10012	Integrity Bank	$66,260.50
400850600	24060	10012	Integrity Bank	$66,643.34
400850700	24060	10012	Integrity Bank	$66,260.50
400850800	24060	10012	Integrity Bank	$66,260.50
400850900	24060	10012	Integrity Bank	$208,116.98
400851000	24060	10036	Firstbank Financial Services	$92,337.71
400851000	24060	10012	Integrity Bank	$177,263.46
400851100	24060	10012	Integrity Bank	$182,760.72
400851200	24060	10012	Integrity Bank	$207,702.83
400851300	24060	10012	Integrity Bank	$185,478.67
400851400	24060	10012	Integrity Bank	$193,875.00
400851400	24060	10036	Firstbank Financial Services	$3,325,300.53
400851500	24060	10012	Integrity Bank	$204,660.93

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
400852300	24060	10036	Firstbank Financial Services	$126,387.69
400852400	24060	10012	Integrity Bank	$2,749,642.44
400853100	24060	10012	Integrity Bank	$406,320.98
400853200	24060	10012	Integrity Bank	$510,056.70
400853400	24060	10012	Integrity Bank	$387,027.70
400854000	24060	10036	Firstbank Financial Services	$157,803.88
400854900	24060	10036	Firstbank Financial Services	$3,147,019.01
400855000	24060	10012	Integrity Bank	$1,320,000.00
400855100	24060	10012	Integrity Bank	$56,470.11
400855200	24060	10012	Integrity Bank	$56,470.11
400855300	24060	10012	Integrity Bank	$56,470.11
400855400	24060	10012	Integrity Bank	$56,470.11
400855500	24060	10012	Integrity Bank	$56,470.11
400855600	24060	10036	Firstbank Financial Services	$32,914.38
400855700	24060	10012	Integrity Bank	$150,000.00
400855700	24060	10036	Firstbank Financial Services	$99,750.00
400855800	24060	10012	Integrity Bank	$150,000.00
400855800	24060	10036	Firstbank Financial Services	$104,198.29
400855900	24060	10036	Firstbank Financial Services	$104,045.11
400856000	24060	10012	Integrity Bank	$150,000.00
400856000	24060	10036	Firstbank Financial Services	$99,750.00
400856100	24060	10012	Integrity Bank	$150,000.00
400856100	24060	10036	Firstbank Financial Services	$104,198.29
400856200	24060	10012	Integrity Bank	$150,000.00
400856200	24060	10036	Firstbank Financial Services	$103,299.70
400856300	24060	10036	Firstbank Financial Services	$98,785.32
400856400	24060	10036	Firstbank Financial Services	$111,696.72
400856500	24060	10036	Firstbank Financial Services	$111,566.88
400856600	24060	10012	Integrity Bank	$1,020,000.00
400856600	24060	10036	Firstbank Financial Services	$99,694.22
400856700	24060	10012	Integrity Bank	$66,260.50
400856700	24060	10036	Firstbank Financial Services	$111,750.00
400856800	24060	10012	Integrity Bank	$185,206.45
400856800	24060	10036	Firstbank Financial Services	$99,638.44
400856900	24060	10012	Integrity Bank	$157,446.43
400856900	24060	10036	Firstbank Financial Services	$111,750.00
400857000	24060	10012	Integrity Bank	$51,699.16
400857100	24060	10012	Integrity Bank	$51,684.16
400857100	24060	10036	Firstbank Financial Services	$98,729.54
400857200	24060	10012	Integrity Bank	$30,130.14
400857400	24060	10012	Integrity Bank	$50,779.55
400857500	24060	10012	Integrity Bank	$156,790.42
400857700	24060	10012	Integrity Bank	$51,697.67

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
400857900	24060	10012	Integrity Bank	$244,050.00
400858200	24060	10036	Firstbank Financial Services	$108,625.29
400858600	24060	10036	Firstbank Financial Services	$340,104.32
400859600	24060	10012	Integrity Bank	$4,160,187.00
400860400	24060	10036	Firstbank Financial Services	$59,246.22
400861100	24060	10012	Integrity Bank	$265,000.00
400861200	24060	10036	Firstbank Financial Services	$32,919.10
400862100	24060	10012	Integrity Bank	$375,000.00
400863000	24060	10012	Integrity Bank	$1,473,992.00
400863100	24060	10012	Integrity Bank	$179,900.00
400863100	24060	10036	Firstbank Financial Services	$62,187.43
400863200	24060	10012	Integrity Bank	$179,900.00
400863200	24060	10036	Firstbank Financial Services	$62,187.34
400863400	24060	10012	Integrity Bank	$179,900.00
400863500	24060	10036	Firstbank Financial Services	$105,509.65
400863500	24060	10012	Integrity Bank	$179,900.00
400863600	24060	10036	Firstbank Financial Services	$112,149.51
400863600	24060	10012	Integrity Bank	$179,900.00
400863900	24060	10012	Integrity Bank	$179,900.00
400864000	24060	10012	Integrity Bank	$179,900.00
400864500	24060	10012	Integrity Bank	$8,217.07
400864600	24060	10012	Integrity Bank	$6,160.40
400864700	24060	10012	Integrity Bank	$50,978.53
400865200	24060	10012	Integrity Bank	$50,978.53
400865300	24060	10012	Integrity Bank	$50,933.97
400865400	24060	10012	Integrity Bank	$51,053.98
400865500	24060	10012	Integrity Bank	$50,978.53
400865700	24060	10012	Integrity Bank	$50,978.53
400865800	24060	10012	Integrity Bank	$50,643.54
400865900	24060	10012	Integrity Bank	$50,978.53
400866000	24060	10012	Integrity Bank	$159,065.89
400866200	24060	10012	Integrity Bank	$18,374.08
400866300	24060	10012	Integrity Bank	$5,608.99
400866400	24060	10012	Integrity Bank	$1,297,400.00
400867200	24060	10012	Integrity Bank	$253,648.00
400869600	24060	10036	Firstbank Financial Services	$77,717.95
400869700	24060	10036	Firstbank Financial Services	$133,921.53
400869800	24060	10036	Firstbank Financial Services	$136,328.91
400870100	24060	10036	Firstbank Financial Services	$113,639.50
400870200	24060	10036	Firstbank Financial Services	$68,034.50
400870300	24060	10036	Firstbank Financial Services	$68,034.50
400870400	24060	10036	Firstbank Financial Services	$108,315.50
400871300	24060	10012	Integrity Bank	$149,565.61

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
400871300	24060	10036	Firstbank Financial Services	$126,075.00
400871500	24060	10036	Firstbank Financial Services	$122,634.34
400871600	24060	10036	Firstbank Financial Services	$122,846.34
400871800	24060	10036	Firstbank Financial Services	$127,200.00
400872000	24060	10036	Firstbank Financial Services	$337,344.65
400872300	24060	10012	Integrity Bank	$283,857.86
400872500	24060	10012	Integrity Bank	$302,600.00
400872600	24060	10012	Integrity Bank	$86,387.89
400872700	24060	10012	Integrity Bank	$398,733.89
400872800	24060	10012	Integrity Bank	$398,735.39
400872900	24060	10012	Integrity Bank	$492,000.00
400873000	24060	10012	Integrity Bank	$184,116.61
400874800	24060	10012	Integrity Bank	$630,000.00
400875500	24060	10012	Integrity Bank	$92,710.75
400876000	24060	10036	Firstbank Financial Services	$186,207.34
400876100	24060	10036	Firstbank Financial Services	$187,817.00
400876200	24060	10036	Firstbank Financial Services	$164,372.75
400876300	24060	10036	Firstbank Financial Services	$59,462.75
400876400	24060	10036	Firstbank Financial Services	$495,000.00
400876500	24060	10036	Firstbank Financial Services	$59,294.00
400876600	24060	10036	Firstbank Financial Services	$59,294.00
400876700	24060	10036	Firstbank Financial Services	$59,294.00
400876800	24060	10036	Firstbank Financial Services	$59,294.00
400876900	24060	10036	Firstbank Financial Services	$59,294.00
400877000	24060	10036	Firstbank Financial Services	$59,294.00
400877700	24060	10012	Integrity Bank	$70,191.81
400878500	24060	10012	Integrity Bank	$160,900.19
400878600	24060	10012	Integrity Bank	$750,000.00
400878900	24060	10036	Firstbank Financial Services	$328,375.36
400879600	24060	10012	Integrity Bank	$118,900.31
400881100	24060	10036	Firstbank Financial Services	$73,257.60
400881400	24060	10036	Firstbank Financial Services	$290,905.00
400881500	24060	10036	Firstbank Financial Services	$49,512.59
400881600	24060	10036	Firstbank Financial Services	$49,512.59
400882900	24060	10012	Integrity Bank	$1,125,000.00
400883300	24060	10012	Integrity Bank	$575,680.41
400883400	24060	10012	Integrity Bank	$581,250.00
400883500	24060	10012	Integrity Bank	$575,680.41
400883600	24060	10012	Integrity Bank	$575,680.41
400883600	24060	10036	Firstbank Financial Services	$102,027.30
400883700	24060	10012	Integrity Bank	$575,680.41
400883700	24060	10036	Firstbank Financial Services	$105,693.86
400883800	24060	10012	Integrity Bank	$575,680.41

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
400883800	24060	10036	Firstbank Financial Services	$104,210.47
400883900	24060	10012	Integrity Bank	$575,680.41
400883900	24060	10036	Firstbank Financial Services	$102,027.30
400884000	24060	10012	Integrity Bank	$575,680.41
400884100	24060	10012	Integrity Bank	$575,680.41
400884200	24060	10012	Integrity Bank	$575,680.41
400884200	24060	10036	Firstbank Financial Services	$103,482.79
400884300	24060	10036	Firstbank Financial Services	$105,823.21
400884400	24060	10036	Firstbank Financial Services	$105,823.21
400884500	24060	10036	Firstbank Financial Services	$104,210.47
400884600	24060	10036	Firstbank Financial Services	$102,027.30
400884700	24060	10036	Firstbank Financial Services	$102,027.30
400884800	24060	10036	Firstbank Financial Services	$102,027.30
400884900	24060	10036	Firstbank Financial Services	$98,388.60
400885000	24060	10036	Firstbank Financial Services	$105,823.21
400885100	24060	10036	Firstbank Financial Services	$98,388.60
400885200	24060	10036	Firstbank Financial Services	$102,755.05
400890400	24060	10036	Firstbank Financial Services	$39,519.09
400891000	24060	10012	Integrity Bank	$220,000.00
400891100	24060	10012	Integrity Bank	$183,891.48
400891300	24060	10012	Integrity Bank	$181,282.12
400891700	24060	10012	Integrity Bank	$174,761.65
400891800	24060	10012	Integrity Bank	$174,777.63
400892000	24060	10012	Integrity Bank	$182,587.22
400892100	24060	10012	Integrity Bank	$174,267.62
400892200	24060	10012	Integrity Bank	$174,761.65
400894800	24060	10012	Integrity Bank	$127,425.00
400895100	24060	10012	Integrity Bank	$122,175.00
400895400	24060	10036	Firstbank Financial Services	$1,583,499.22
400895500	24060	10012	Integrity Bank	$165,750.00
400895700	24060	10012	Integrity Bank	$168,000.00
400895900	24060	10012	Integrity Bank	$258,211.36
400896100	24060	10012	Integrity Bank	$1,440,518.33
400896900	24060	10036	Firstbank Financial Services	$50,775.00
400897300	24060	10012	Integrity Bank	$11,937,690.58
400898500	24060	10036	Firstbank Financial Services	$320,898.64
400899100	24060	10012	Integrity Bank	$141,574.00
400899200	24060	10036	Firstbank Financial Services	$121,000.00
400899500	24060	10012	Integrity Bank	$105,000.00
400899800	24060	10012	Integrity Bank	$39,725.00
400899900	24060	10036	Firstbank Financial Services	$336,784.50
400900000	24060	10036	Firstbank Financial Services	$85,124.20
400900100	24060	10036	Firstbank Financial Services	$87,318.25

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
400900300	24060	10012	Integrity Bank	$105,000.00
400900400	24060	10012	Integrity Bank	$105,000.00
400900600	24060	10036	Firstbank Financial Services	$97,625.13
400900600	24060	10012	Integrity Bank	$105,000.00
400901300	24060	10012	Integrity Bank	$105,000.00
400901800	24060	10036	Firstbank Financial Services	$92,981.99
400902400	24060	10012	Integrity Bank	$76,369.01
400902500	24060	10012	Integrity Bank	$321,834.39
400902600	24060	10036	Firstbank Financial Services	$56,449.26
400902700	24060	10012	Integrity Bank	$300,677.64
400902700	24060	10036	Firstbank Financial Services	$115,663.26
400902800	24060	10012	Integrity Bank	$76,406.49
400902800	24060	10036	Firstbank Financial Services	$54,351.90
400902900	24060	10036	Firstbank Financial Services	$56,094.90
400903000	24060	10036	Firstbank Financial Services	$56,222.76
400903100	24060	10036	Firstbank Financial Services	$56,449.26
400903200	24060	10036	Firstbank Financial Services	$118,705.90
400903300	24060	10036	Firstbank Financial Services	$56,481.90
400903400	24060	10036	Firstbank Financial Services	$117,861.83
400903500	24060	10036	Firstbank Financial Services	$56,094.90
400903600	24060	10036	Firstbank Financial Services	$116,895.59
400903700	24060	10036	Firstbank Financial Services	$56,094.90
400903800	24060	10036	Firstbank Financial Services	$56,072.76
400903900	24060	10036	Firstbank Financial Services	$119,503.96
400905500	24060	10036	Firstbank Financial Services	$399,299.05
400907600	24060	10012	Integrity Bank	$13,067.99
400907700	24060	10012	Integrity Bank	$169,154.67
400907900	24060	10036	Firstbank Financial Services	$203,656.14
400908000	24060	10012	Integrity Bank	$208,425.00
400908300	24060	10012	Integrity Bank	$205,350.00
400908400	24060	10036	Firstbank Financial Services	$44,316.81
400908500	24060	10012	Integrity Bank	$83,099.60
400908600	24060	10036	Firstbank Financial Services	$45,257.41
400908600	24060	10012	Integrity Bank	$83,054.60
400908700	24060	10012	Integrity Bank	$83,099.60
400908800	24060	10012	Integrity Bank	$83,054.60
400908900	24060	10036	Firstbank Financial Services	$44,316.81
400908900	24060	10012	Integrity Bank	$83,074.60
400909000	24060	10036	Firstbank Financial Services	$77,947.40
400909100	24060	10036	Firstbank Financial Services	$123,300.00
400909700	24060	10012	Integrity Bank	$54,218.98
400909800	24060	10012	Integrity Bank	$54,237.73
400909900	24060	10012	Integrity Bank	$54,160.86

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
400910100	24060	10012	Integrity Bank	$54,160.86
400910700	24060	10036	Firstbank Financial Services	$130,799.16
400910900	24060	10012	Integrity Bank	$129,024.57
400911200	24060	10012	Integrity Bank	$172,375.98
400911500	24060	10036	Firstbank Financial Services	$176,551.38
400911600	24060	10012	Integrity Bank	$39,109.64
400912200	24060	10036	Firstbank Financial Services	$46,949.00
400912300	24060	10036	Firstbank Financial Services	$46,884.50
400912400	24060	10036	Firstbank Financial Services	$55,218.00
400912500	24060	10036	Firstbank Financial Services	$53,767.50
400912500	24060	10012	Integrity Bank	$37,693.38
400912600	24060	10036	Firstbank Financial Services	$55,587.50
400912700	24060	10012	Integrity Bank	$37,693.38
400912900	24060	10012	Integrity Bank	$66,027.74
400913000	24060	10012	Integrity Bank	$66,057.37
400913100	24060	10012	Integrity Bank	$66,093.74
400913200	24060	10012	Integrity Bank	$66,182.99
400913300	24060	10012	Integrity Bank	$68,362.77
400913400	24060	10012	Integrity Bank	$67,612.03
400913500	24060	10012	Integrity Bank	$66,057.37
400913600	24060	10012	Integrity Bank	$66,182.98
400913700	24060	10012	Integrity Bank	$66,229.86
400913800	24060	10012	Integrity Bank	$66,079.10
400913900	24060	10012	Integrity Bank	$66,027.73
400914000	24060	10012	Integrity Bank	$66,079.10
400914100	24060	10012	Integrity Bank	$66,229.85
400914200	24060	10036	Firstbank Financial Services	$66,079.38
400914400	24060	10036	Firstbank Financial Services	$107,050.29
400914500	24060	10012	Integrity Bank	$7,222.42
400915100	24060	10036	Firstbank Financial Services	$123,550.49
400915200	24060	10036	Firstbank Financial Services	$44,305.23
400915500	24060	10012	Integrity Bank	$248,925.00
400915500	24060	10036	Firstbank Financial Services	$89,627.80
400915600	24060	10012	Integrity Bank	$276,675.00
400915600	24060	10036	Firstbank Financial Services	$74,887.71
400915700	24060	10012	Integrity Bank	$173,145.82
400915700	24060	10036	Firstbank Financial Services	$44,642.48
400915800	24060	10012	Integrity Bank	$178,740.20
400915800	24060	10036	Firstbank Financial Services	$225,250.00
400915900	24060	10012	Integrity Bank	$166,595.94
400916000	24060	10012	Integrity Bank	$85,078.74
400916100	24060	10012	Integrity Bank	$142,928.99
400916200	24060	10036	Firstbank Financial Services	$307,720.81

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
400916200	24060	10012	Integrity Bank	$170,680.53
400916300	24060	10012	Integrity Bank	$85,276.75
400916400	24060	10012	Integrity Bank	$85,324.99
400916500	24060	10012	Integrity Bank	$85,496.50
400916600	24060	10012	Integrity Bank	$85,306.98
400916700	24060	10012	Integrity Bank	$94,875.38
400916800	24060	10012	Integrity Bank	$85,518.24
400916900	24060	10012	Integrity Bank	$277,425.00
400917000	24060	10012	Integrity Bank	$747,000.00
400917199	24060	10012	Integrity Bank	$2,987,586.19
400919100	24060	10012	Integrity Bank	$44,261.00
400919200	24060	10012	Integrity Bank	$66,871.85
400919300	24060	10012	Integrity Bank	$44,261.00
400919400	24060	10012	Integrity Bank	$107,571.38
400919700	24060	10036	Firstbank Financial Services	$120,149.45
400919900	24060	10012	Integrity Bank	$48,001.91
400920000	24060	10012	Integrity Bank	$133,257.01
400920600	24060	10012	Integrity Bank	$41,859.28
400921200	24060	10012	Integrity Bank	$167,480.40
400921600	24060	10012	Integrity Bank	$51,772.90
400922000	24060	10012	Integrity Bank	$44,208.41
400922500	24060	10012	Integrity Bank	$38,593.68
400922900	24060	10012	Integrity Bank	$47,280.75
400923100	24060	10012	Integrity Bank	$135,000.00
400923200	24060	10012	Integrity Bank	$125,366.75
400923300	24060	10012	Integrity Bank	$129,643.25
400923400	24060	10012	Integrity Bank	$126,792.25
400923500	24060	10012	Integrity Bank	$128,217.75
400923600	24060	10012	Integrity Bank	$126,235.75
400923700	24060	10012	Integrity Bank	$129,634.25
400923800	24060	10012	Integrity Bank	$130,346.00
400923900	24060	10012	Integrity Bank	$128,485.00
400924000	24060	10012	Integrity Bank	$122,721.75
400924100	24060	10012	Integrity Bank	$126,864.25
400924200	24060	10012	Integrity Bank	$124,102.25
400924300	24060	10012	Integrity Bank	$125,483.75
400924400	24060	10012	Integrity Bank	$122,722.16
400924500	24060	10012	Integrity Bank	$126,864.25
400924600	24060	10012	Integrity Bank	$127,554.00
400924700	24060	10012	Integrity Bank	$1,270,999.60
400924800	24060	10012	Integrity Bank	$42,080.00
400924900	24060	10012	Integrity Bank	$42,048.75
400925000	24060	10012	Integrity Bank	$42,076.25

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
400925100	24060	10012	Integrity Bank	$42,058.25
400925200	24060	10012	Integrity Bank	$42,080.00
400925300	24060	10012	Integrity Bank	$245,918.68
400926600	24060	10012	Integrity Bank	$274,050.00
400926700	24060	10012	Integrity Bank	$279,599.99
400926900	24060	10012	Integrity Bank	$2,016,534.09
400927500	24060	10012	Integrity Bank	$69,272.64
400927600	24060	10012	Integrity Bank	$69,258.76
400927700	24060	10012	Integrity Bank	$191,387.62
400927800	24060	10012	Integrity Bank	$69,256.67
400927900	24060	10012	Integrity Bank	$69,244.09
400928000	24060	10012	Integrity Bank	$74,579.71
400928300	24060	10012	Integrity Bank	$195,190.59
400928400	24060	10012	Integrity Bank	$69,276.74
400928500	24060	10012	Integrity Bank	$69,246.23
400928600	24060	10012	Integrity Bank	$69,291.84
400928700	24060	10012	Integrity Bank	$69,275.14
400928800	24060	10012	Integrity Bank	$169,966.09
400929000	24060	10012	Integrity Bank	$87,637.70
400929100	24060	10012	Integrity Bank	$198,382.89
400929100	24060	10036	Firstbank Financial Services	$340,000.00
400929200	24060	10012	Integrity Bank	$180,790.79
400929300	24060	10012	Integrity Bank	$209,712.01
400929600	24060	10036	Firstbank Financial Services	$22,798.92
400929700	24060	10012	Integrity Bank	$12,929,216.19
400930200	24060	10012	Integrity Bank	$42,057.46
400931600	24060	10036	Firstbank Financial Services	$126,000.00
400931700	24060	10036	Firstbank Financial Services	$266,778.06
400932100	24060	10012	Integrity Bank	$126,234.97
400932200	24060	10012	Integrity Bank	$126,185.97
400932300	24060	10012	Integrity Bank	$413,195.93
400932400	24060	10012	Integrity Bank	$409,263.77
400932500	24060	10012	Integrity Bank	$468,246.21
400932600	24060	10012	Integrity Bank	$449,846.86
400932700	24060	10012	Integrity Bank	$460,381.87
400933000	24060	10012	Integrity Bank	$43,870.13
400933300	24060	10012	Integrity Bank	$51,082.51
400933400	24060	10012	Integrity Bank	$50,712.26
400933500	24060	10012	Integrity Bank	$164,817.14
400933900	24060	10012	Integrity Bank	$48,637.51
400934200	24060	10036	Firstbank Financial Services	$65,171.07
400934200	24060	10012	Integrity Bank	$1,677,000.00
400934500	24060	10012	Integrity Bank	$130,249.29

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
400934700	24060	10036	Firstbank Financial Services	$21,206.14
400935000	24060	10012	Integrity Bank	$39,771.41
400935100	24060	10012	Integrity Bank	$39,707.66
400935200	24060	10012	Integrity Bank	$39,771.41
400935500	24060	10012	Integrity Bank	$162,300.00
400935600	24060	10012	Integrity Bank	$39,678.29
400935800	24060	10012	Integrity Bank	$39,899.13
400936300	24060	10036	Firstbank Financial Services	$41,567.00
400936500	24060	10036	Firstbank Financial Services	$9,799.43
400936600	24060	10036	Firstbank Financial Services	$9,567.00
400936700	24060	10036	Firstbank Financial Services	$75,373.34
400937400	24060	10012	Integrity Bank	$59,743.82
400937500	24060	10012	Integrity Bank	$59,721.61
400937600	24060	10012	Integrity Bank	$184,198.52
400937700	24060	10012	Integrity Bank	$59,667.77
400937800	24060	10012	Integrity Bank	$59,721.61
400938000	24060	10012	Integrity Bank	$4,871,292.24
400938300	24060	10012	Integrity Bank	$120,999.98
400938400	24060	10012	Integrity Bank	$182,571.25
400938500	24060	10012	Integrity Bank	$188,273.92
400938600	24060	10012	Integrity Bank	$170,792.62
400938700	24060	10012	Integrity Bank	$163.31
400938800	24060	10036	Firstbank Financial Services	$101,106.35
400938800	24060	10012	Integrity Bank	$203,250.00
400938900	24060	10012	Integrity Bank	$61,884.50
400939000	24060	10012	Integrity Bank	$61,949.37
400939100	24060	10012	Integrity Bank	$61,810.66
400939600	24060	10012	Integrity Bank	$69,363.48
400939700	24060	10012	Integrity Bank	$69,397.20
400939800	24060	10012	Integrity Bank	$175,911.68
400939900	24060	10012	Integrity Bank	$189,003.87
400940000	24060	10012	Integrity Bank	$173,098.19
400940200	24060	10012	Integrity Bank	$185,938.34
400940300	24060	10036	Firstbank Financial Services	$342,712.12
400940400	24060	10012	Integrity Bank	$197,606.83
400940500	24060	10012	Integrity Bank	$74,237.80
400940600	24060	10012	Integrity Bank	$74,936.22
400940700	24060	10012	Integrity Bank	$177,755.89
400941000	24060	10012	Integrity Bank	$69,276.76
400941100	24060	10012	Integrity Bank	$177,515.72
400941200	24060	10012	Integrity Bank	$195,492.80
400942100	24060	10012	Integrity Bank	$150,000.00
400942200	24060	10012	Integrity Bank	$76,624.62

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
400942300	24060	10012	Integrity Bank	$76,658.37
400942400	24060	10012	Integrity Bank	$244,500.00
400942600	24060	10012	Integrity Bank	$76,737.12
400942700	24060	10012	Integrity Bank	$76,474.62
400942800	24060	10012	Integrity Bank	$76,613.75
400942900	24060	10012	Integrity Bank	$230,124.73
400943100	24060	10012	Integrity Bank	$104,025.78
400945000	24060	10012	Integrity Bank	$273,750.00
400945500	24060	10012	Integrity Bank	$75,042.63
400945800	24060	10012	Integrity Bank	$10,169,334.03
400946100	24060	10036	Firstbank Financial Services	$4,950.28
400946600	24060	10012	Integrity Bank	$48,566.79
400946900	24060	10012	Integrity Bank	$105,548.44
400947600	24060	10012	Integrity Bank	$255,295.70
400947700	24060	10012	Integrity Bank	$258,000.00
400948500	24060	10012	Integrity Bank	$414,513.27
400949400	24060	10012	Integrity Bank	$503,325.00
400950000	24060	10012	Integrity Bank	$334,907.58
400953100	24060	10012	Integrity Bank	$68,571.86
400954100	24060	10012	Integrity Bank	$514,402.15
400954700	24060	10012	Integrity Bank	$6,848,184.84
401005400	24060	10048	Omni National Bank	$69,512.64
401053000	24060	10048	Omni National Bank	$25,618.05
401053200	24060	10048	Omni National Bank	$106,116.29
401101500	24060	10048	Omni National Bank	$158,007.75
401167100	24060	10048	Omni National Bank	$72,544.92
401167500	24060	10048	Omni National Bank	$157,756.90
401184400	24060	10048	Omni National Bank	$73,954.29
401289800	24060	10048	Omni National Bank	$50,820.44
401416000	24060	10048	Omni National Bank	$57,739.10
401439500	24060	10048	Omni National Bank	$171,887.07
401442700	24060	10048	Omni National Bank	$50,500.65
401475700	24060	10048	Omni National Bank	$49,699.37
401482800	24060	10048	Omni National Bank	$27,572.93
401483000	24060	10048	Omni National Bank	$31,869.18
401505000	24060	10048	Omni National Bank	$40,093.37
401510000	24060	10048	Omni National Bank	$139,797.81
401514600	24060	10048	Omni National Bank	$36,217.84
401520200	24060	10048	Omni National Bank	$36,204.29
401520300	24060	10048	Omni National Bank	$20,543.71
401528500	24060	10048	Omni National Bank	$30,394.71
401541100	24060	10048	Omni National Bank	$27,981.51
401573300	24060	10048	Omni National Bank	$25,656.21

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
401595600	24060	10048	Omni National Bank	$34,208.62
401615800	24060	10048	Omni National Bank	$39,172.84
401623200	24060	10048	Omni National Bank	$23,436.87
401625200	24060	10048	Omni National Bank	$42,929.12
401644900	24060	10048	Omni National Bank	$54,412.19
401645300	24060	10048	Omni National Bank	$64,746.37
401655900	24060	10048	Omni National Bank	$113,941.90
401665400	24060	10048	Omni National Bank	$39,704.15
401679000	24060	10048	Omni National Bank	$50,777.78
401690200	24060	10048	Omni National Bank	$52,902.55
401691500	24060	10048	Omni National Bank	$1,159,664.41
401691600	24060	10048	Omni National Bank	$722,199.94
401695500	24060	10048	Omni National Bank	$30,785.03
401728700	24060	10048	Omni National Bank	$155,642.86
401737800	24060	10048	Omni National Bank	$45,551.53
401752300	24060	10048	Omni National Bank	$47,065.55
401793000	24060	10048	Omni National Bank	$207,172.01
401821400	24060	10048	Omni National Bank	$1,343,603.01
401869800	24060	10048	Omni National Bank	$572,400.00
401901900	24061	10048	Omni National Bank	$164,117.31
401903200	24060	10048	Omni National Bank	$47,920.95
401906700	24060	10048	Omni National Bank	$46,795.15
401910400	24060	10048	Omni National Bank	$657,847.43
401910700	24060	10048	Omni National Bank	$108,775.22
401910900	24060	10048	Omni National Bank	$107,806.82
401912200	24060	10048	Omni National Bank	$110,431.82
401932500	24060	10048	Omni National Bank	$64,277.61
401967500	24060	10048	Omni National Bank	$82,500.00
401968600	24060	10048	Omni National Bank	$61,425.69
401969900	24060	10048	Omni National Bank	$74,714.16
401981000	24060	10048	Omni National Bank	$28,790.24
401998000	24060	10048	Omni National Bank	$79,975.79
402025400	24060	10048	Omni National Bank	$86,088.86
402037600	24060	10048	Omni National Bank	$31,213.30
402042300	24060	10048	Omni National Bank	$112,229.88
402044300	24060	10048	Omni National Bank	$46,179.32
402050600	24060	10048	Omni National Bank	$37,582.21
402050700	24060	10048	Omni National Bank	$37,608.46
402050900	24060	10048	Omni National Bank	$37,582.21
402051000	24060	10048	Omni National Bank	$37,608.46
402051100	24060	10048	Omni National Bank	$37,601.11
402518000	24061	10047	Firstcity Bank	$22,447.56
402518700	24060	10047	Firstcity Bank	$13,137.94

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
402534400	24060	10047	Firstcity Bank	$12,583.90
402655600	24060	10047	Firstcity Bank	$75,107.61
402668500	24060	10047	Firstcity Bank	$77,348.32
402704200	24060	10047	Firstcity Bank	$416,784.74
402743600	24060	10047	Firstcity Bank	$51,693.13
402750500	24060	10047	Firstcity Bank	$22,628.16
402772400	24060	10047	Firstcity Bank	$142,100.94
402798900	24060	10047	Firstcity Bank	$99,879.16
402830500	24060	10047	Firstcity Bank	$61,957.68
402830800	24060	10047	Firstcity Bank	$40,458.25
402831100	24060	10047	Firstcity Bank	$40,583.85
402840000	24060	10047	Firstcity Bank	$230,820.51
402840400	24060	10047	Firstcity Bank	$229,068.80
402843100	24060	10047	Firstcity Bank	$1,556,000.00
402871300	24060	10047	Firstcity Bank	$193,423.92
402900500	24060	10047	Firstcity Bank	$7,716.17
402909000	24060	10047	Firstcity Bank	$126,347.58
402909100	24060	10047	Firstcity Bank	$49,829.59
402909200	24060	10047	Firstcity Bank	$125,686.04
402909400	24060	10047	Firstcity Bank	$49,843.48
402909700	24060	10047	Firstcity Bank	$124,653.82
402913100	24060	10047	Firstcity Bank	$49,822.73
402915900	24060	10047	Firstcity Bank	$41,434.65
402919200	24060	10047	Firstcity Bank	$94,306.20
402920000	24060	10047	Firstcity Bank	$72,819.41
402920200	24060	10047	Firstcity Bank	$85,087.21
402920300	24060	10047	Firstcity Bank	$94,306.20
402921700	24060	10047	Firstcity Bank	$551,128.00
402949700	24060	10047	Firstcity Bank	$2,491,310.72
402955300	24060	10047	Firstcity Bank	$427,774.88
402968800	24060	10047	Firstcity Bank	$49,443.67
402969900	24060	10047	Firstcity Bank	$328,811.48
402970300	24060	10047	Firstcity Bank	$43,528.19
402970400	24060	10047	Firstcity Bank	$43,528.19
402970500	24060	10047	Firstcity Bank	$43,528.19
402970600	24060	10047	Firstcity Bank	$43,462.63
402970800	24060	10047	Firstcity Bank	$43,499.55
402971100	24060	10047	Firstcity Bank	$622,154.92
402972500	24060	10047	Firstcity Bank	$711,435.90
402996600	24060	10047	Firstcity Bank	$43,383.96
402996700	24060	10047	Firstcity Bank	$43,383.96
402996800	24060	10047	Firstcity Bank	$42,000.00
402996900	24060	10047	Firstcity Bank	$43,383.96

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
403013600	24060	10047	Firstcity Bank	$45,078.95
403021900	24060	10047	Firstcity Bank	$194,494.87
403022000	24060	10047	Firstcity Bank	$3,274,660.42
403031500	24060	10047	Firstcity Bank	$345,407.82
403036800	24060	10047	Firstcity Bank	$95,925.98
403037500	24060	10047	Firstcity Bank	$108,443.34
403043500	24060	10047	Firstcity Bank	$785,806.48
403045300	24060	10047	Firstcity Bank	$171,319.13
403047700	24060	10047	Firstcity Bank	$266,412.35
403049300	24060	10047	Firstcity Bank	$180,925.02
403056300	24060	10047	Firstcity Bank	$41,404.77
403057000	24060	10047	Firstcity Bank	$40,797.52
403057400	24060	10047	Firstcity Bank	$41,124.39
403074600	24060	10047	Firstcity Bank	$143,457.40
403085500	24060	10047	Firstcity Bank	$71,326.56
403085800	24060	10047	Firstcity Bank	$315,694.60
403086200	24060	10047	Firstcity Bank	$350,131.50
403087700	24060	10047	Firstcity Bank	$159,151.56
403094100	24060	10047	Firstcity Bank	$398,750.00
403099600	24060	10047	Firstcity Bank	$98,400.00
403100300	24060	10047	Firstcity Bank	$38,072.28
403103000	24060	10047	Firstcity Bank	$1,080,450.00
403106100	24060	10047	Firstcity Bank	$241,799.98
403109900	24060	10047	Firstcity Bank	$2,349,000.00
403121700	24060	10047	Firstcity Bank	$332,030.27
403121900	24060	10047	Firstcity Bank	$513,658.43
403122200	24060	10047	Firstcity Bank	$396,262.31
403125800	24060	10047	Firstcity Bank	$1,351,500.00
403126000	24060	10047	Firstcity Bank	$41,972.10
403126200	24060	10047	Firstcity Bank	$42,988.34
403126900	24060	10047	Firstcity Bank	$50,917.92
403127000	24060	10047	Firstcity Bank	$50,877.02
403133700	24060	10047	Firstcity Bank	$1,087,218.90
403140100	24060	10047	Firstcity Bank	$33,887.21
403140500	24060	10047	Firstcity Bank	$1,296,166.49
403141600	24060	10047	Firstcity Bank	$325,931.65
403141900	24060	10047	Firstcity Bank	$1,802,800.00
403142300	24060	10047	Firstcity Bank	$74,000.00
403142500	24060	10047	Firstcity Bank	$76,000.00
403142600	24060	10047	Firstcity Bank	$72,000.00
403142700	24060	10047	Firstcity Bank	$74,400.00
403142800	24060	10047	Firstcity Bank	$72,000.00
403142900	24060	10047	Firstcity Bank	$73,199.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
403150600	24060	10047	Firstcity Bank	$60,000.00
403150700	24060	10047	Firstcity Bank	$60,000.00
403150800	24060	10047	Firstcity Bank	$60,000.00
403151000	24060	10047	Firstcity Bank	$60,000.00
403151100	24060	10047	Firstcity Bank	$60,000.00
403151200	24060	10047	Firstcity Bank	$60,000.00
403153500	24060	10047	Firstcity Bank	$412,982.64
403160500	24060	10047	Firstcity Bank	$36,301.10
403160700	24060	10047	Firstcity Bank	$36,288.62
403161800	24060	10047	Firstcity Bank	$693,900.00
403174000	24060	10047	Firstcity Bank	$380,000.00
403174200	24060	10047	Firstcity Bank	$376,502.98
403174300	24060	10047	Firstcity Bank	$368,649.89
403174400	24060	10047	Firstcity Bank	$380,000.00
403174600	24060	10047	Firstcity Bank	$378,159.36
403174700	24060	10047	Firstcity Bank	$752,706.07
403189900	24060	10047	Firstcity Bank	$202,500.00
403190000	24060	10047	Firstcity Bank	$202,500.00
403198500	24060	10047	Firstcity Bank	$120,283.97
403199300	24060	10047	Firstcity Bank	$114,392.77
403204500	24060	10047	Firstcity Bank	$83,932.92
403213800	24060	10047	Firstcity Bank	$195,000.00
403213900	24060	10047	Firstcity Bank	$203,642.67
403223400	24060	10047	Firstcity Bank	$178,042.85
403224500	24060	10047	Firstcity Bank	$827,482.00
403233500	24060	10047	Firstcity Bank	$724,338.69
403234600	24060	10047	Firstcity Bank	$406,100.00
403234700	24060	10047	Firstcity Bank	$522,750.00
403236300	24060	10047	Firstcity Bank	$120,750.00
403243900	24060	10047	Firstcity Bank	$119,500.00
403244000	24060	10047	Firstcity Bank	$2,294,427.00
403245600	24060	10047	Firstcity Bank	$126,764.20
403246900	24060	10047	Firstcity Bank	$398,340.00
403251200	24060	10047	Firstcity Bank	$136,500.00
403251700	24060	10047	Firstcity Bank	$410,000.00
403256100	24060	10047	Firstcity Bank	$1,200,000.00
403262000	24060	10047	Firstcity Bank	$125,000.00
403265300	24060	10047	Firstcity Bank	$124,548.19
403272000	24060	10047	Firstcity Bank	$187,500.00
403273500	24060	10047	Firstcity Bank	$116,000.00
403273700	24060	10047	Firstcity Bank	$95,450.96
403274000	24060	10047	Firstcity Bank	$114,000.00
403278000	24060	10047	Firstcity Bank	$150,000.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
403280500	24060	10047	Firstcity Bank	$450,000.00
403287800	24060	10047	Firstcity Bank	$1,150,687.06
403288200	24060	10047	Firstcity Bank	$126,391.83
403288600	24060	10047	Firstcity Bank	$127,122.78
403294200	24060	10047	Firstcity Bank	$22,663.35
403311600	24060	10047	Firstcity Bank	$130,002.17
403312600	24060	10047	Firstcity Bank	$115,726.64
403312700	24060	10047	Firstcity Bank	$141,335.72
403312900	24060	10047	Firstcity Bank	$137,427.19
403317200	24060	10047	Firstcity Bank	$1,520,000.00
403324900	24060	10047	Firstcity Bank	$146,287.10
403330700	24060	10047	Firstcity Bank	$30,400.00
403331600	24060	10047	Firstcity Bank	$242,731.67
403332100	24060	10047	Firstcity Bank	$809,999.50
403332200	24060	10047	Firstcity Bank	$198,719.48
403334400	24060	10047	Firstcity Bank	$1,280,000.00
403336100	24060	10047	Firstcity Bank	$211,834.04
403336200	24060	10047	Firstcity Bank	$232,111.00
403336300	24060	10047	Firstcity Bank	$206,888.00
403336400	24060	10047	Firstcity Bank	$232,202.00
403336500	24060	10047	Firstcity Bank	$234,048.00
403336600	24060	10047	Firstcity Bank	$239,749.00
403336700	24060	10047	Firstcity Bank	$212,780.25
403336800	24060	10047	Firstcity Bank	$246,629.16
403336900	24060	10047	Firstcity Bank	$186,602.00
403337100	24060	10047	Firstcity Bank	$234,218.00
403346600	24060	10047	Firstcity Bank	$243,000.00
403349200	24060	10047	Firstcity Bank	$289,000.00
403350500	24060	10047	Firstcity Bank	$359,850.73
403351300	24060	10047	Firstcity Bank	$105,093.03
403351400	24060	10047	Firstcity Bank	$119,254.45
403353200	24060	10047	Firstcity Bank	$217,924.18
403353300	24060	10047	Firstcity Bank	$103,962.14
403354000	24060	10047	Firstcity Bank	$290,600.00
403357800	24060	10047	Firstcity Bank	$131,000.00
403357900	24060	10047	Firstcity Bank	$131,000.00
403358000	24060	10047	Firstcity Bank	$141,000.00
403358100	24060	10047	Firstcity Bank	$131,000.00
403358200	24060	10047	Firstcity Bank	$131,000.00
403358400	24060	10047	Firstcity Bank	$141,000.00
403358500	24060	10047	Firstcity Bank	$131,000.00
403358600	24060	10047	Firstcity Bank	$131,000.00
403358700	24060	10047	Firstcity Bank	$131,000.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
403358800	24060	10047	Firstcity Bank	$141,000.00
403359600	24060	10047	Firstcity Bank	$114,808.04
403359700	24060	10047	Firstcity Bank	$49,850.15
403359800	24060	10047	Firstcity Bank	$49,789.48
403360000	24060	10047	Firstcity Bank	$403,000.00
403361000	24060	10047	Firstcity Bank	$311,000.00
403361300	24060	10047	Firstcity Bank	$301,000.00
403363900	24060	10047	Firstcity Bank	$117,700.00
403364600	24060	10047	Firstcity Bank	$268,720.18
403365400	24060	10047	Firstcity Bank	$179,500.00
403367300	24060	10047	Firstcity Bank	$101,800.00
403368400	24060	10047	Firstcity Bank	$269,820.00
403368600	24060	10047	Firstcity Bank	$403,470.00
403368900	24060	10047	Firstcity Bank	$119,920.00
403369100	24060	10047	Firstcity Bank	$403,470.00
403369400	24060	10047	Firstcity Bank	$141,552.64
403369800	24060	10047	Firstcity Bank	$142,275.40
403371300	24060	10047	Firstcity Bank	$253,496.20
403375100	24060	10047	Firstcity Bank	$167,897.11
403375200	24060	10047	Firstcity Bank	$4,122,328.82
403375300	24060	10047	Firstcity Bank	$3,996,977.73
403375500	24060	10047	Firstcity Bank	$3,365,982.85
403375600	24060	10047	Firstcity Bank	$4,039,202.65
403379400	24060	10047	Firstcity Bank	$66,609.44
403379700	24060	10047	Firstcity Bank	$259,000.00
403379800	24060	10047	Firstcity Bank	$103,074.71
403380100	24060	10047	Firstcity Bank	$119,282.71
403382100	24060	10047	Firstcity Bank	$55,000.00
403383300	24060	10047	Firstcity Bank	$48,000.00
403383700	24060	10047	Firstcity Bank	$7,300.00
403384100	24060	10047	Firstcity Bank	$62,000.00
403384600	24060	10047	Firstcity Bank	$417,600.00
403385400	24060	10047	Firstcity Bank	$58,000.00
403385500	24060	10047	Firstcity Bank	$63,000.00
403386800	24060	10047	Firstcity Bank	$45,000.00
403386900	24060	10047	Firstcity Bank	$55,000.00
403387800	24060	10047	Firstcity Bank	$328,241.91
403387900	24060	10047	Firstcity Bank	$112,410.00
403388600	24060	10047	Firstcity Bank	$117,953.70
403388700	24060	10047	Firstcity Bank	$59,672.71
403389100	24060	10047	Firstcity Bank	$296,686.20
403390300	24060	10047	Firstcity Bank	$107,504.66
403390900	24060	10047	Firstcity Bank	$111,600.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
403391300	24060	10047	Firstcity Bank	$85,910.77
403391400	24060	10047	Firstcity Bank	$85,951.16
403391500	24060	10047	Firstcity Bank	$85,969.57
403391600	24060	10047	Firstcity Bank	$36,138.19
403392000	24060	10047	Firstcity Bank	$492,480.00
403392600	24060	10047	Firstcity Bank	$936,000.00
403392700	24060	10047	Firstcity Bank	$345,000.00
403392900	24060	10047	Firstcity Bank	$400,000.00
403393000	24060	10047	Firstcity Bank	$500,000.00
407327660	24061	10021	Franklin Bank SSB	$7,878.04
441860500	24060	10025	First Georgia Community Bank	$386,825.01
441919300	24060	10025	First Georgia Community Bank	$135,075.37
441922200	24060	10025	First Georgia Community Bank	$527,130.72
442058700	24060	10025	First Georgia Community Bank	$41,169.50
442064100	24060	10025	First Georgia Community Bank	$1,903,329.34
442147600	24060	10025	First Georgia Community Bank	$850,000.00
442150900	24060	10025	First Georgia Community Bank	$64,712.52
442163200	24060	10025	First Georgia Community Bank	$80,820.97
442163400	24060	10025	First Georgia Community Bank	$80,769.97
442181900	24060	10025	First Georgia Community Bank	$46,866.46
442182300	24060	10025	First Georgia Community Bank	$25,911.12
442204700	24060	10025	First Georgia Community Bank	$77,188.53
442204800	24060	10025	First Georgia Community Bank	$52,108.50
442233200	24060	10025	First Georgia Community Bank	$105,794.33
442258100	24060	10025	First Georgia Community Bank	$32,057.60
442259900	24060	10025	First Georgia Community Bank	$3,502,157.58
442274600	24060	10025	First Georgia Community Bank	$14,335.12
442279600	24060	10025	First Georgia Community Bank	$625,727.45
442285400	24060	10025	First Georgia Community Bank	$274,670.09
442413600	24060	10025	First Georgia Community Bank	$85,461.92
442422500	24060	10025	First Georgia Community Bank	$84,926.87
442478800	24060	10025	First Georgia Community Bank	$2,344,387.86
442486700	24060	10025	First Georgia Community Bank	$15,103.19
442487900	24060	10025	First Georgia Community Bank	$144,143.28
442488000	24060	10025	First Georgia Community Bank	$98,851.23
442495202	24060	10025	First Georgia Community Bank	$109,492.13
442507600	24060	10025	First Georgia Community Bank	$32,297.34
442515500	24060	10025	First Georgia Community Bank	$554,956.87
442516600	24060	10025	First Georgia Community Bank	$89,923.94
442516700	24060	10025	First Georgia Community Bank	$1,073,600.00
442521500	24060	10025	First Georgia Community Bank	$133,256.78
442522100	24060	10025	First Georgia Community Bank	$88,000.00
442528100	24060	10025	First Georgia Community Bank	$1,087,857.46

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
442529202	24060	10025	First Georgia Community Bank	$125,835.63
442529400	24060	10025	First Georgia Community Bank	$64,769.45
442530900	24060	10025	First Georgia Community Bank	$2,678,953.26
442533100	24060	10025	First Georgia Community Bank	$52,350.64
442536700	24060	10025	First Georgia Community Bank	$3,253,394.57
442539000	24060	10025	First Georgia Community Bank	$26,908.29
442545100	24060	10025	First Georgia Community Bank	$24,319.95
442546000	24060	10025	First Georgia Community Bank	$89,278.99
442551100	24060	10025	First Georgia Community Bank	$109,853.63
442555500	24060	10025	First Georgia Community Bank	$103,500.00
442555600	24060	10025	First Georgia Community Bank	$103,500.00
442555700	24060	10025	First Georgia Community Bank	$103,500.00
442555900	24060	10025	First Georgia Community Bank	$103,459.08
442556000	24060	10025	First Georgia Community Bank	$103,459.08
442558600	24060	10025	First Georgia Community Bank	$26,027.77
442568102	24060	10025	First Georgia Community Bank	$117,121.21
442568103	24060	10025	First Georgia Community Bank	$36,626.05
442568104	24060	10025	First Georgia Community Bank	$117,351.10
442568302	24060	10025	First Georgia Community Bank	$123,172.37
442569500	24060	10025	First Georgia Community Bank	$429,357.62
442571100	24060	10025	First Georgia Community Bank	$954,423.96
442571200	24060	10025	First Georgia Community Bank	$72,344.16
442571300	24060	10025	First Georgia Community Bank	$206,045.29
442571500	24060	10025	First Georgia Community Bank	$69,647.07
442571600	24060	10025	First Georgia Community Bank	$105,954.90
442580601	24060	10025	First Georgia Community Bank	$63,162.68
442580602	24060	10025	First Georgia Community Bank	$63,125.18
442580603	24060	10025	First Georgia Community Bank	$62,975.18
442580604	24060	10025	First Georgia Community Bank	$63,012.68
442580605	24060	10025	First Georgia Community Bank	$63,012.68
442580606	24060	10025	First Georgia Community Bank	$62,975.18
442580607	24060	10025	First Georgia Community Bank	$156,194.75
442580608	24060	10025	First Georgia Community Bank	$157,755.22
442582800	24060	10025	First Georgia Community Bank	$33,992.97
442585401	24060	10025	First Georgia Community Bank	$155,065.26
442585402	24060	10025	First Georgia Community Bank	$58,909.50
442585403	24060	10025	First Georgia Community Bank	$58,909.52
442585404	24060	10025	First Georgia Community Bank	$58,714.52
442585405	24060	10025	First Georgia Community Bank	$59,134.52
442585406	24060	10025	First Georgia Community Bank	$59,059.52
442585407	24060	10025	First Georgia Community Bank	$58,864.52
442585408	24060	10025	First Georgia Community Bank	$117,662.40
442586600	24060	10025	First Georgia Community Bank	$191,244.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
442586800	24060	10025	First Georgia Community Bank	$189,835.50
442587000	24060	10025	First Georgia Community Bank	$448,901.16
442588801	24060	10025	First Georgia Community Bank	$51,827.62
442588802	24060	10025	First Georgia Community Bank	$51,925.12
442588803	24060	10025	First Georgia Community Bank	$118,462.31
442593600	24060	10025	First Georgia Community Bank	$129,721.44
442594900	24060	10025	First Georgia Community Bank	$277,500.00
442597100	24060	10025	First Georgia Community Bank	$415,867.50
442597300	24060	10025	First Georgia Community Bank	$75,000.00
442600200	24060	10025	First Georgia Community Bank	$367,950.00
442605600	24060	10025	First Georgia Community Bank	$27,810.87
442612900	24060	10025	First Georgia Community Bank	$86,676.92
442615100	24060	10025	First Georgia Community Bank	$812,625.00
442616100	24060	10025	First Georgia Community Bank	$186,420.00
442619200	24060	10025	First Georgia Community Bank	$271,462.91
442619300	24060	10025	First Georgia Community Bank	$268,818.75
442620300	24060	10025	First Georgia Community Bank	$35,000.00
442622200	24060	10025	First Georgia Community Bank	$61,937.50
442628200	24060	10025	First Georgia Community Bank	$488,595.93
600005200	24060	10048	Omni National Bank	$107,696.41
600028400	24060	10048	Omni National Bank	$6,879.11
600035100	24060	10048	Omni National Bank	$16,859.83
600076200	24060	10048	Omni National Bank	$80,972.98
600087600	24060	10048	Omni National Bank	$110,658.39
600090700	24060	10048	Omni National Bank	$7,372.43
600199050	24060	10021	Franklin Bank SSB	$350,260.49
600461550	24060	10021	Franklin Bank SSB	$493,600.00
601195450	24060	10021	Franklin Bank SSB	$356,576.27
601500350	24061	10021	Franklin Bank SSB	$272,982.75
601501273	24061	10021	Franklin Bank SSB	$30,907.64
601501450	24061	10021	Franklin Bank SSB	$5,555.11
601506322	24061	10021	Franklin Bank SSB	$46,590.22
601508963	24061	10021	Franklin Bank SSB	$4,552.75
601511930	24061	10021	Franklin Bank SSB	$21,118.40
601521072	24061	10021	Franklin Bank SSB	$7,984.87
601529839	24061	10021	Franklin Bank SSB	$37,805.08
601530942	24061	10021	Franklin Bank SSB	$35,425.09
601530950	24061	10021	Franklin Bank SSB	$33,445.63
601535014	24061	10021	Franklin Bank SSB	$11,660.82
601538153	24061	10021	Franklin Bank SSB	$74,998.57
601538986	24061	10021	Franklin Bank SSB	$7,870.35
601544323	24061	10021	Franklin Bank SSB	$50,524.60
601545710	24061	10021	Franklin Bank SSB	$44,000.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
601547667	24061	10021	Franklin Bank SSB	$366,020.00
601548760	24061	10021	Franklin Bank SSB	$43,874.28
601550846	24061	10021	Franklin Bank SSB	$40,962.29
601552687	24061	10021	Franklin Bank SSB	$39,445.86
601569377	24061	10021	Franklin Bank SSB	$33,638.73
601571096	24061	10021	Franklin Bank SSB	$27,423.98
601572386	24061	10021	Franklin Bank SSB	$35,802.18
601575121	24061	10021	Franklin Bank SSB	$21,725.86
601576438	24061	10021	Franklin Bank SSB	$23,026.74
601576845	24061	10021	Franklin Bank SSB	$46,653.24
601577310	24061	10021	Franklin Bank SSB	$86,916.54
601578511	24061	10021	Franklin Bank SSB	$50,262.74
601578937	24061	10021	Franklin Bank SSB	$522,998.71
601579262	24061	10021	Franklin Bank SSB	$17,055.72
601579453	24061	10021	Franklin Bank SSB	$17,152.57
601579615	24061	10021	Franklin Bank SSB	$51,394.68
601579763	24061	10021	Franklin Bank SSB	$447,750.00
601579917	24061	10021	Franklin Bank SSB	$46,375.86
601579992	24061	10021	Franklin Bank SSB	$22,350.14
601583043	24061	10021	Franklin Bank SSB	$13,202.03
601583124	24061	10021	Franklin Bank SSB	$34,885.90
601584139	24061	10021	Franklin Bank SSB	$8,838.29
601591968	24061	10021	Franklin Bank SSB	$17,173.66
601592506	24061	10021	Franklin Bank SSB	$13,546.48
601597761	24061	10021	Franklin Bank SSB	$852.37
601606434	24061	10021	Franklin Bank SSB	$20,677.91
601607813	24061	10021	Franklin Bank SSB	$54,207.78
601609786	24061	10021	Franklin Bank SSB	$247,509.51
601617789	24061	10021	Franklin Bank SSB	$27,379.66
601619366	24061	10021	Franklin Bank SSB	$9,682.80
601621530	24061	10021	Franklin Bank SSB	$27,320.26
601621956	24061	10021	Franklin Bank SSB	$1,980.16
601623002	24061	10021	Franklin Bank SSB	$62,882.83
601667389	24061	10021	Franklin Bank SSB	$498,241.59
601667587	24061	10021	Franklin Bank SSB	$170,015.75
601667595	24061	10021	Franklin Bank SSB	$297,532.00
601667678	24061	10021	Franklin Bank SSB	$64,726.67
601668189	24061	10021	Franklin Bank SSB	$26,949.91
601672496	24061	10021	Franklin Bank SSB	$92,252.50
607758637	24060	10032	Ocala National Bank	$271,726.01
607762938	24060	10032	Ocala National Bank	$401,029.13
608036562	24060	10038	Riverside Bank Of The Gulf Coast	$49,387.99
608037446	24060	10038	Riverside Bank Of The Gulf Coast	$58,281.89

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
608038162	24060	10038	Riverside Bank Of The Gulf Coast	$64,222.17
608042032	24060	10038	Riverside Bank Of The Gulf Coast	$230,452.93
608047940	24060	10038	Riverside Bank Of The Gulf Coast	$31,451.68
608053567	24060	10038	Riverside Bank Of The Gulf Coast	$31,388.16
608053856	24060	10038	Riverside Bank Of The Gulf Coast	$36,873.34
608054003	24060	10038	Riverside Bank Of The Gulf Coast	$62,963.59
608058277	24060	10038	Riverside Bank Of The Gulf Coast	$18,666.04
608058996	24060	10038	Riverside Bank Of The Gulf Coast	$33,545.48
608061032	24060	10038	Riverside Bank Of The Gulf Coast	$38,650.44
608065405	24060	10038	Riverside Bank Of The Gulf Coast	$389,330.36
608065603	24060	10038	Riverside Bank Of The Gulf Coast	$80,518.04
608065645	24060	10038	Riverside Bank Of The Gulf Coast	$51,235.71
608065694	24060	10038	Riverside Bank Of The Gulf Coast	$1,850,000.00
608066049	24060	10038	Riverside Bank Of The Gulf Coast	$2,400,000.00
608070553	24060	10038	Riverside Bank Of The Gulf Coast	$5,963.83
608071205	24060	10038	Riverside Bank Of The Gulf Coast	$23,685.04
608071957	24060	10038	Riverside Bank Of The Gulf Coast	$58,157.41
608083135	24060	10038	Riverside Bank Of The Gulf Coast	$66,634.28
608084562	24060	10038	Riverside Bank Of The Gulf Coast	$10,872.81
608085676	24060	10038	Riverside Bank Of The Gulf Coast	$12,301.89
608085742	24060	10038	Riverside Bank Of The Gulf Coast	$15,705.16
608086005	24060	10038	Riverside Bank Of The Gulf Coast	$21,770.85
608086450	24060	10038	Riverside Bank Of The Gulf Coast	$18,952.25
608086609	24060	10038	Riverside Bank Of The Gulf Coast	$34,156.67
608086815	24060	10038	Riverside Bank Of The Gulf Coast	$11,576.52
608086831	24060	10038	Riverside Bank Of The Gulf Coast	$40,921.44
608087029	24060	10038	Riverside Bank Of The Gulf Coast	$79,505.78
608087417	24060	10038	Riverside Bank Of The Gulf Coast	$11,695.11
608088670	24060	10038	Riverside Bank Of The Gulf Coast	$43,715.21
608088811	24060	10038	Riverside Bank Of The Gulf Coast	$15,222.62
608089496	24060	10038	Riverside Bank Of The Gulf Coast	$43,079.17
608089603	24060	10038	Riverside Bank Of The Gulf Coast	$13,645.46
608089629	24060	10038	Riverside Bank Of The Gulf Coast	$17,650.02
608089751	24060	10038	Riverside Bank Of The Gulf Coast	$76,851.11
608097812	24060	10038	Riverside Bank Of The Gulf Coast	$167,761.75
608103107	24060	10038	Riverside Bank Of The Gulf Coast	$899,326.41
608111183	24060	10038	Riverside Bank Of The Gulf Coast	$144,887.06
608111639	24060	10038	Riverside Bank Of The Gulf Coast	$286,195.36
608112959	24060	10038	Riverside Bank Of The Gulf Coast	$41,463.66
608113254	24060	10038	Riverside Bank Of The Gulf Coast	$10,610.75
608116000	24060	10038	Riverside Bank Of The Gulf Coast	$27,621.09
608116042	24060	10038	Riverside Bank Of The Gulf Coast	$15,231.60
608116067	24060	10038	Riverside Bank Of The Gulf Coast	$13,674.71

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
608116570	24060	10038	Riverside Bank Of The Gulf Coast	$48,600.69
608118733	24060	10038	Riverside Bank Of The Gulf Coast	$153,129.67
608118766	24060	10038	Riverside Bank Of The Gulf Coast	$24,763.34
608119400	24060	10038	Riverside Bank Of The Gulf Coast	$12,797.62
608119723	24060	10038	Riverside Bank Of The Gulf Coast	$20,163.52
608119764	24060	10038	Riverside Bank Of The Gulf Coast	$14,378.64
608120341	24060	10038	Riverside Bank Of The Gulf Coast	$62,043.84
608121075	24060	10038	Riverside Bank Of The Gulf Coast	$115,188.76
608121315	24060	10038	Riverside Bank Of The Gulf Coast	$43,712.88
608121430	24060	10038	Riverside Bank Of The Gulf Coast	$582,656.97
608121455	24060	10038	Riverside Bank Of The Gulf Coast	$27,097.82
608121471	24060	10038	Riverside Bank Of The Gulf Coast	$259,452.66
608121711	24060	10038	Riverside Bank Of The Gulf Coast	$48,863.14
608121752	24060	10038	Riverside Bank Of The Gulf Coast	$83,597.59
608121778	24060	10038	Riverside Bank Of The Gulf Coast	$154,824.14
608122206	24060	10038	Riverside Bank Of The Gulf Coast	$16,761.27
608122651	24060	10038	Riverside Bank Of The Gulf Coast	$24,684.45
608123188	24060	10038	Riverside Bank Of The Gulf Coast	$28,892.99
608123303	24060	10038	Riverside Bank Of The Gulf Coast	$38,774.65
608124046	24060	10038	Riverside Bank Of The Gulf Coast	$31,152.68
608124095	24060	10038	Riverside Bank Of The Gulf Coast	$85,033.41
608124475	24060	10038	Riverside Bank Of The Gulf Coast	$31,000.84
608124707	24060	10038	Riverside Bank Of The Gulf Coast	$52,348.99
608125019	24060	10038	Riverside Bank Of The Gulf Coast	$74,209.75
608125035	24060	10038	Riverside Bank Of The Gulf Coast	$45,882.28
608125084	24060	10038	Riverside Bank Of The Gulf Coast	$42,115.12
608125456	24060	10038	Riverside Bank Of The Gulf Coast	$133,448.63
608125472	24060	10038	Riverside Bank Of The Gulf Coast	$12,496.58
608125613	24060	10038	Riverside Bank Of The Gulf Coast	$38,641.91
608125621	24060	10038	Riverside Bank Of The Gulf Coast	$42,433.63
608125829	24060	10038	Riverside Bank Of The Gulf Coast	$219,497.22
608125902	24060	10038	Riverside Bank Of The Gulf Coast	$29,903.49
608126561	24060	10038	Riverside Bank Of The Gulf Coast	$35,734.89
608126710	24060	10038	Riverside Bank Of The Gulf Coast	$19,545.99
608127353	24060	10038	Riverside Bank Of The Gulf Coast	$19,773.02
608127403	24060	10038	Riverside Bank Of The Gulf Coast	$34,142.76
608127437	24060	10038	Riverside Bank Of The Gulf Coast	$31,179.53
608127643	24060	10038	Riverside Bank Of The Gulf Coast	$17,293.29
608128013	24060	10038	Riverside Bank Of The Gulf Coast	$11,398.71
608128161	24060	10038	Riverside Bank Of The Gulf Coast	$39,854.01
608128815	24060	10038	Riverside Bank Of The Gulf Coast	$9,742.94
608128880	24060	10038	Riverside Bank Of The Gulf Coast	$116,516.59
608129052	24060	10038	Riverside Bank Of The Gulf Coast	$15,766.55

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
608129102	24060	10038	Riverside Bank Of The Gulf Coast	$42,617.88
608129177	24060	10038	Riverside Bank Of The Gulf Coast	$31,541.88
608129235	24060	10038	Riverside Bank Of The Gulf Coast	$40,787.08
608129243	24060	10038	Riverside Bank Of The Gulf Coast	$19,575.45
608129540	24060	10038	Riverside Bank Of The Gulf Coast	$32,358.20
608130159	24060	10038	Riverside Bank Of The Gulf Coast	$28,232.15
608130191	24060	10038	Riverside Bank Of The Gulf Coast	$28,776.26
608130324	24060	10038	Riverside Bank Of The Gulf Coast	$44,067.08
608130332	24060	10038	Riverside Bank Of The Gulf Coast	$19,890.46
608130738	24060	10038	Riverside Bank Of The Gulf Coast	$43,907.05
608130902	24060	10038	Riverside Bank Of The Gulf Coast	$158,262.39
608131223	24060	10038	Riverside Bank Of The Gulf Coast	$8,720.44
608131264	24060	10038	Riverside Bank Of The Gulf Coast	$10,086.85
608131272	24060	10038	Riverside Bank Of The Gulf Coast	$10,071.65
608131645	24060	10038	Riverside Bank Of The Gulf Coast	$25,556.58
608131801	24060	10038	Riverside Bank Of The Gulf Coast	$198,875.56
608131843	24060	10038	Riverside Bank Of The Gulf Coast	$256,391.35
608132098	24060	10038	Riverside Bank Of The Gulf Coast	$45,328.67
608132320	24060	10038	Riverside Bank Of The Gulf Coast	$10,406.89
608132338	24060	10038	Riverside Bank Of The Gulf Coast	$20,474.10
608132361	24060	10038	Riverside Bank Of The Gulf Coast	$132,980.25
608132452	24060	10038	Riverside Bank Of The Gulf Coast	$5,258.23
608132924	24060	10038	Riverside Bank Of The Gulf Coast	$47,535.63
608132932	24060	10038	Riverside Bank Of The Gulf Coast	$32,330.86
608133070	24060	10038	Riverside Bank Of The Gulf Coast	$375,000.00
608133088	24060	10038	Riverside Bank Of The Gulf Coast	$147,104.70
608133120	24060	10038	Riverside Bank Of The Gulf Coast	$10,079.72
608133203	24060	10038	Riverside Bank Of The Gulf Coast	$24,665.37
608133336	24060	10038	Riverside Bank Of The Gulf Coast	$25,997.53
608133609	24060	10038	Riverside Bank Of The Gulf Coast	$31,041.44
608133872	24060	10038	Riverside Bank Of The Gulf Coast	$10,825.68
608133989	24060	10038	Riverside Bank Of The Gulf Coast	$210,124.42
608133997	24060	10038	Riverside Bank Of The Gulf Coast	$37,870.84
608134029	24060	10038	Riverside Bank Of The Gulf Coast	$114,222.83
608134037	24060	10038	Riverside Bank Of The Gulf Coast	$37,962.46
608134060	24060	10038	Riverside Bank Of The Gulf Coast	$5,116.35
608134078	24060	10038	Riverside Bank Of The Gulf Coast	$37,925.48
608134136	24060	10038	Riverside Bank Of The Gulf Coast	$58,400.00
608134151	24060	10038	Riverside Bank Of The Gulf Coast	$40,059.99
608134177	24060	10038	Riverside Bank Of The Gulf Coast	$55,680.00
608134185	24060	10038	Riverside Bank Of The Gulf Coast	$34,361.17
608134219	24060	10038	Riverside Bank Of The Gulf Coast	$58,400.00
608134227	24060	10038	Riverside Bank Of The Gulf Coast	$191,180.31

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
608134235	24060	10038	Riverside Bank Of The Gulf Coast	$36,411.46
608134250	24060	10038	Riverside Bank Of The Gulf Coast	$60,080.00
608134359	24060	10038	Riverside Bank Of The Gulf Coast	$155,904.57
608134458	24060	10038	Riverside Bank Of The Gulf Coast	$56,000.00
608134490	24060	10038	Riverside Bank Of The Gulf Coast	$56,000.00
608134607	24060	10038	Riverside Bank Of The Gulf Coast	$60,952.34
608134656	24060	10038	Riverside Bank Of The Gulf Coast	$56,000.00
608134680	24060	10038	Riverside Bank Of The Gulf Coast	$229,394.75
608134698	24060	10038	Riverside Bank Of The Gulf Coast	$53,574.67
608134755	24060	10038	Riverside Bank Of The Gulf Coast	$51,484.86
608134797	24060	10038	Riverside Bank Of The Gulf Coast	$45,370.36
608134805	24060	10038	Riverside Bank Of The Gulf Coast	$53,477.45
608134854	24060	10038	Riverside Bank Of The Gulf Coast	$233,706.21
608134862	24060	10038	Riverside Bank Of The Gulf Coast	$95,152.52
608134979	24060	10038	Riverside Bank Of The Gulf Coast	$248,687.38
608135026	24060	10038	Riverside Bank Of The Gulf Coast	$38,654.89
608135232	24060	10038	Riverside Bank Of The Gulf Coast	$31,878.29
608135265	24060	10038	Riverside Bank Of The Gulf Coast	$16,508.30
608135398	24060	10038	Riverside Bank Of The Gulf Coast	$81,355.95
608135430	24060	10038	Riverside Bank Of The Gulf Coast	$32,539.27
608135471	24060	10038	Riverside Bank Of The Gulf Coast	$250,483.24
608135661	24060	10038	Riverside Bank Of The Gulf Coast	$35,835.83
608135687	24060	10038	Riverside Bank Of The Gulf Coast	$295,949.43
608135778	24060	10038	Riverside Bank Of The Gulf Coast	$37,962.46
608135935	24060	10038	Riverside Bank Of The Gulf Coast	$29,712.02
608136040	24060	10038	Riverside Bank Of The Gulf Coast	$19,787.68
608136131	24060	10038	Riverside Bank Of The Gulf Coast	$11,947.48
608136438	24060	10038	Riverside Bank Of The Gulf Coast	$25,821.93
608136651	24060	10038	Riverside Bank Of The Gulf Coast	$42,299.73
608137188	24060	10038	Riverside Bank Of The Gulf Coast	$13,152.94
608137261	24060	10038	Riverside Bank Of The Gulf Coast	$27,491.64
608137279	24060	10038	Riverside Bank Of The Gulf Coast	$27,777.78
608137303	24060	10038	Riverside Bank Of The Gulf Coast	$27,490.66
608137709	24060	10038	Riverside Bank Of The Gulf Coast	$41,847.10
608137741	24060	10038	Riverside Bank Of The Gulf Coast	$27,617.44
608137782	24060	10038	Riverside Bank Of The Gulf Coast	$37,660.83
608137840	24060	10038	Riverside Bank Of The Gulf Coast	$45,621.22
608137907	24060	10038	Riverside Bank Of The Gulf Coast	$18,799.10
608137915	24060	10038	Riverside Bank Of The Gulf Coast	$17,636.01
608138053	24060	10038	Riverside Bank Of The Gulf Coast	$16,653.49
608138103	24060	10038	Riverside Bank Of The Gulf Coast	$20,498.60
608138137	24060	10038	Riverside Bank Of The Gulf Coast	$16,631.28
608138186	24060	10038	Riverside Bank Of The Gulf Coast	$28,875.65

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
608138269	24060	10038	Riverside Bank Of The Gulf Coast	$15,932.25
608138343	24060	10038	Riverside Bank Of The Gulf Coast	$40,934.11
608138582	24060	10038	Riverside Bank Of The Gulf Coast	$12,769.30
608138657	24060	10038	Riverside Bank Of The Gulf Coast	$27,968.99
608138764	24060	10038	Riverside Bank Of The Gulf Coast	$30,184.89
608138863	24060	10038	Riverside Bank Of The Gulf Coast	$22,982.23
608138947	24060	10038	Riverside Bank Of The Gulf Coast	$44,130.17
608139069	24060	10038	Riverside Bank Of The Gulf Coast	$44,056.63
608139101	24060	10038	Riverside Bank Of The Gulf Coast	$45,272.99
608139135	24060	10038	Riverside Bank Of The Gulf Coast	$16,719.36
608139143	24060	10038	Riverside Bank Of The Gulf Coast	$137,510.67
608139242	24060	10038	Riverside Bank Of The Gulf Coast	$300,322.05
608139366	24060	10038	Riverside Bank Of The Gulf Coast	$57,348.56
608139408	24060	10038	Riverside Bank Of The Gulf Coast	$136,094.95
608139473	24060	10038	Riverside Bank Of The Gulf Coast	$62,943.95
608139549	24060	10038	Riverside Bank Of The Gulf Coast	$43,627.37
608139622	24060	10038	Riverside Bank Of The Gulf Coast	$199,312.39
608139663	24060	10038	Riverside Bank Of The Gulf Coast	$22,749.08
608139747	24060	10038	Riverside Bank Of The Gulf Coast	$34,094.12
608139788	24060	10038	Riverside Bank Of The Gulf Coast	$34,094.12
608139820	24060	10038	Riverside Bank Of The Gulf Coast	$31,967.38
608139846	24060	10038	Riverside Bank Of The Gulf Coast	$47,901.72
608139887	24060	10038	Riverside Bank Of The Gulf Coast	$37,775.91
608139929	24060	10038	Riverside Bank Of The Gulf Coast	$27,211.57
608140380	24060	10038	Riverside Bank Of The Gulf Coast	$9,999.62
608140448	24060	10038	Riverside Bank Of The Gulf Coast	$14,247.12
608140471	24060	10038	Riverside Bank Of The Gulf Coast	$34,271.80
608140513	24060	10038	Riverside Bank Of The Gulf Coast	$24,789.11
608140588	24060	10038	Riverside Bank Of The Gulf Coast	$55,573.52
608140737	24060	10038	Riverside Bank Of The Gulf Coast	$32,281.89
608140786	24060	10038	Riverside Bank Of The Gulf Coast	$16,409.83
608140810	24060	10038	Riverside Bank Of The Gulf Coast	$10,941.83
608141040	24060	10038	Riverside Bank Of The Gulf Coast	$16,470.52
608141065	24060	10038	Riverside Bank Of The Gulf Coast	$37,864.79
608141172	24060	10038	Riverside Bank Of The Gulf Coast	$16,953.74
608141453	24060	10038	Riverside Bank Of The Gulf Coast	$34,428.99
608141487	24060	10038	Riverside Bank Of The Gulf Coast	$12,988.56
608141495	24060	10038	Riverside Bank Of The Gulf Coast	$13,940.84
608141610	24060	10038	Riverside Bank Of The Gulf Coast	$38,906.74
608141743	24060	10038	Riverside Bank Of The Gulf Coast	$49,730.63
608141768	24060	10038	Riverside Bank Of The Gulf Coast	$33,831.17
608141867	24060	10038	Riverside Bank Of The Gulf Coast	$48,593.15
608143327	24060	10038	Riverside Bank Of The Gulf Coast	$44,188.66

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
608143368	24060	10038	Riverside Bank Of The Gulf Coast	$41,132.47
608143798	24060	10038	Riverside Bank Of The Gulf Coast	$169,657.23
608143830	24060	10038	Riverside Bank Of The Gulf Coast	$179,349.08
608144267	24060	10038	Riverside Bank Of The Gulf Coast	$40,504.39
608144283	24060	10038	Riverside Bank Of The Gulf Coast	$63,923.59
608144382	24060	10038	Riverside Bank Of The Gulf Coast	$13,834.61
608144424	24060	10038	Riverside Bank Of The Gulf Coast	$18,591.66
608144663	24060	10038	Riverside Bank Of The Gulf Coast	$35,039.97
608144697	24060	10038	Riverside Bank Of The Gulf Coast	$35,917.68
608144705	24060	10038	Riverside Bank Of The Gulf Coast	$46,906.03
608144747	24060	10038	Riverside Bank Of The Gulf Coast	$189,575.86
608144770	24060	10038	Riverside Bank Of The Gulf Coast	$77,266.05
608144796	24060	10038	Riverside Bank Of The Gulf Coast	$45,575.40
608144895	24060	10038	Riverside Bank Of The Gulf Coast	$50,597.58
608144952	24060	10038	Riverside Bank Of The Gulf Coast	$37,854.03
608145033	24060	10038	Riverside Bank Of The Gulf Coast	$21,433.19
608145074	24060	10038	Riverside Bank Of The Gulf Coast	$22,871.17
608145082	24060	10038	Riverside Bank Of The Gulf Coast	$107,263.94
608145223	24060	10038	Riverside Bank Of The Gulf Coast	$35,063.56
608145355	24060	10038	Riverside Bank Of The Gulf Coast	$39,720.28
608145405	24060	10038	Riverside Bank Of The Gulf Coast	$26,787.26
608145447	24060	10038	Riverside Bank Of The Gulf Coast	$17,315.24
608145504	24060	10038	Riverside Bank Of The Gulf Coast	$91,328.15
608145678	24060	10038	Riverside Bank Of The Gulf Coast	$34,857.06
608145736	24060	10038	Riverside Bank Of The Gulf Coast	$75,676.53
608146056	24060	10038	Riverside Bank Of The Gulf Coast	$84,456.57
608146098	24060	10038	Riverside Bank Of The Gulf Coast	$243,071.69
608146114	24060	10038	Riverside Bank Of The Gulf Coast	$25,899.08
608146239	24060	10038	Riverside Bank Of The Gulf Coast	$1,493,531.17
608146346	24060	10038	Riverside Bank Of The Gulf Coast	$69,288.12
608146387	24060	10038	Riverside Bank Of The Gulf Coast	$15,735.88
608146395	24060	10038	Riverside Bank Of The Gulf Coast	$188,334.63
608146429	24060	10038	Riverside Bank Of The Gulf Coast	$21,625.42
608146445	24060	10038	Riverside Bank Of The Gulf Coast	$90,040.00
608146502	24060	10038	Riverside Bank Of The Gulf Coast	$21,625.42
608146510	24060	10038	Riverside Bank Of The Gulf Coast	$70,113.61
608146544	24060	10038	Riverside Bank Of The Gulf Coast	$21,625.42
608146551	24060	10038	Riverside Bank Of The Gulf Coast	$70,113.61
608146585	24060	10038	Riverside Bank Of The Gulf Coast	$16,719.37
608146791	24060	10038	Riverside Bank Of The Gulf Coast	$56,446.50
608146908	24060	10038	Riverside Bank Of The Gulf Coast	$70,857.32
608146924	24060	10038	Riverside Bank Of The Gulf Coast	$43,555.28
608147021	24060	10038	Riverside Bank Of The Gulf Coast	$335,196.95

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
608147229	24060	10038	Riverside Bank Of The Gulf Coast	$55,274.89
608147302	24060	10038	Riverside Bank Of The Gulf Coast	$42,132.41
608147369	24060	10038	Riverside Bank Of The Gulf Coast	$61,770.89
608147708	24060	10038	Riverside Bank Of The Gulf Coast	$176,728.47
608147948	24060	10038	Riverside Bank Of The Gulf Coast	$43,213.97
608148029	24060	10038	Riverside Bank Of The Gulf Coast	$36,144.50
608148060	24060	10038	Riverside Bank Of The Gulf Coast	$49,666.47
608148268	24060	10038	Riverside Bank Of The Gulf Coast	$31,764.48
608148367	24060	10038	Riverside Bank Of The Gulf Coast	$55,182.60
608148458	24060	10038	Riverside Bank Of The Gulf Coast	$20,591.69
608148482	24060	10038	Riverside Bank Of The Gulf Coast	$18,315.82
608148680	24060	10038	Riverside Bank Of The Gulf Coast	$20,258.86
608148722	24060	10038	Riverside Bank Of The Gulf Coast	$40,221.91
608148730	24060	10038	Riverside Bank Of The Gulf Coast	$47,540.03
608149282	24060	10038	Riverside Bank Of The Gulf Coast	$34,498.73
608149969	24060	10038	Riverside Bank Of The Gulf Coast	$55,323.86
608149985	24060	10038	Riverside Bank Of The Gulf Coast	$36,206.15
608150090	24060	10038	Riverside Bank Of The Gulf Coast	$29,880.95
608150165	24060	10038	Riverside Bank Of The Gulf Coast	$295,326.40
608150264	24060	10038	Riverside Bank Of The Gulf Coast	$20,992.37
608150348	24060	10038	Riverside Bank Of The Gulf Coast	$82,780.38
608150355	24060	10038	Riverside Bank Of The Gulf Coast	$27,946.08
608150462	24060	10038	Riverside Bank Of The Gulf Coast	$24,225.27
608150579	24060	10038	Riverside Bank Of The Gulf Coast	$26,937.71
608150652	24060	10038	Riverside Bank Of The Gulf Coast	$23,854.72
608151080	24060	10038	Riverside Bank Of The Gulf Coast	$56,872.45
608151098	24060	10038	Riverside Bank Of The Gulf Coast	$93,341.06
608151627	24060	10038	Riverside Bank Of The Gulf Coast	$53,519.44
608151783	24060	10038	Riverside Bank Of The Gulf Coast	$22,793.39
608151882	24060	10038	Riverside Bank Of The Gulf Coast	$48,160.90
608151940	24060	10038	Riverside Bank Of The Gulf Coast	$43,136.10
608151981	24060	10038	Riverside Bank Of The Gulf Coast	$23,133.61
608152237	24060	10038	Riverside Bank Of The Gulf Coast	$72,575.68
608152344	24060	10038	Riverside Bank Of The Gulf Coast	$92,923.28
608152500	24060	10038	Riverside Bank Of The Gulf Coast	$216,052.21
608152682	24060	10038	Riverside Bank Of The Gulf Coast	$118,650.54
608152898	24060	10038	Riverside Bank Of The Gulf Coast	$40,485.34
608152906	24060	10038	Riverside Bank Of The Gulf Coast	$180,701.10
608153201	24060	10038	Riverside Bank Of The Gulf Coast	$25,672.05
608154381	24060	10038	Riverside Bank Of The Gulf Coast	$77,940.64
608154449	24060	10038	Riverside Bank Of The Gulf Coast	$506,783.62
608155537	24060	10038	Riverside Bank Of The Gulf Coast	$296,818.86
608156469	24060	10038	Riverside Bank Of The Gulf Coast	$74,707.13

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
608156691	24060	10038	Riverside Bank Of The Gulf Coast	$319,609.20
608158028	24060	10038	Riverside Bank Of The Gulf Coast	$226,218.09
608158499	24060	10038	Riverside Bank Of The Gulf Coast	$26,981.00
608158531	24060	10038	Riverside Bank Of The Gulf Coast	$29,122.22
608158572	24060	10038	Riverside Bank Of The Gulf Coast	$27,111.31
608158630	24060	10038	Riverside Bank Of The Gulf Coast	$126,730.49
608159455	24060	10038	Riverside Bank Of The Gulf Coast	$22,807.99
608159570	24060	10038	Riverside Bank Of The Gulf Coast	$41,697.62
608160834	24060	10038	Riverside Bank Of The Gulf Coast	$204,130.00
608161014	24060	10038	Riverside Bank Of The Gulf Coast	$257,120.00
608161246	24060	10038	Riverside Bank Of The Gulf Coast	$198,695.80
608161295	24060	10038	Riverside Bank Of The Gulf Coast	$187,807.26
608161329	24060	10038	Riverside Bank Of The Gulf Coast	$203,172.33
608161493	24060	10038	Riverside Bank Of The Gulf Coast	$182,703.33
608161923	24060	10038	Riverside Bank Of The Gulf Coast	$257,120.00
608161998	24060	10038	Riverside Bank Of The Gulf Coast	$309,895.53
608162038	24060	10038	Riverside Bank Of The Gulf Coast	$260,403.83
608162228	24060	10038	Riverside Bank Of The Gulf Coast	$17,292.76
608162236	24060	10038	Riverside Bank Of The Gulf Coast	$196,458.45
608162863	24060	10038	Riverside Bank Of The Gulf Coast	$204,800.00
608162871	24060	10038	Riverside Bank Of The Gulf Coast	$174,301.19
608163382	24060	10038	Riverside Bank Of The Gulf Coast	$263,415.62
608163606	24060	10038	Riverside Bank Of The Gulf Coast	$129,289.69
608164026	24060	10038	Riverside Bank Of The Gulf Coast	$174,149.70
608164190	24060	10038	Riverside Bank Of The Gulf Coast	$30,527.73
608164430	24060	10038	Riverside Bank Of The Gulf Coast	$187,511.74
608164752	24060	10038	Riverside Bank Of The Gulf Coast	$193,159.95
608165049	24060	10038	Riverside Bank Of The Gulf Coast	$211,200.00
608165197	24060	10038	Riverside Bank Of The Gulf Coast	$311,345.17
608165221	24060	10038	Riverside Bank Of The Gulf Coast	$12,337.18
608165577	24060	10038	Riverside Bank Of The Gulf Coast	$33,867.35
608167458	24060	10038	Riverside Bank Of The Gulf Coast	$100,321.67
608167664	24060	10038	Riverside Bank Of The Gulf Coast	$16,846.51
608168043	24060	10038	Riverside Bank Of The Gulf Coast	$32,745.07
608168142	24060	10038	Riverside Bank Of The Gulf Coast	$21,313.50
608168373	24060	10038	Riverside Bank Of The Gulf Coast	$69,575.27
608168530	24060	10038	Riverside Bank Of The Gulf Coast	$194,284.97
608168936	24060	10038	Riverside Bank Of The Gulf Coast	$175,664.48
608169025	24060	10038	Riverside Bank Of The Gulf Coast	$47,356.15
608169330	24060	10038	Riverside Bank Of The Gulf Coast	$191,626.28
608169397	24060	10038	Riverside Bank Of The Gulf Coast	$24,906.73
608169405	24060	10038	Riverside Bank Of The Gulf Coast	$183,878.88
608169454	24060	10038	Riverside Bank Of The Gulf Coast	$23,488.50

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
608169538	24060	10038	Riverside Bank Of The Gulf Coast	$18,019.40
608169611	24060	10038	Riverside Bank Of The Gulf Coast	$23,500.22
608169736	24060	10038	Riverside Bank Of The Gulf Coast	$115,056.60
608169843	24060	10038	Riverside Bank Of The Gulf Coast	$289,088.72
608169967	24060	10038	Riverside Bank Of The Gulf Coast	$208,349.81
608170031	24060	10038	Riverside Bank Of The Gulf Coast	$55,477.69
608170569	24060	10038	Riverside Bank Of The Gulf Coast	$222,100.83
608170692	24060	10038	Riverside Bank Of The Gulf Coast	$164,602.00
608172094	24060	10038	Riverside Bank Of The Gulf Coast	$176,132.35
608172276	24060	10038	Riverside Bank Of The Gulf Coast	$250,320.00
608172367	24060	10038	Riverside Bank Of The Gulf Coast	$299,584.39
608172458	24060	10038	Riverside Bank Of The Gulf Coast	$208,066.90
608172516	24060	10038	Riverside Bank Of The Gulf Coast	$255,574.99
608172664	24060	10038	Riverside Bank Of The Gulf Coast	$165,633.22
608172763	24060	10038	Riverside Bank Of The Gulf Coast	$191,268.98
608173332	24060	10038	Riverside Bank Of The Gulf Coast	$52,085.71
608173431	24060	10038	Riverside Bank Of The Gulf Coast	$67,038.86
608173704	24060	10038	Riverside Bank Of The Gulf Coast	$8,777.76
608173720	24060	10038	Riverside Bank Of The Gulf Coast	$32,338.02
608173787	24060	10038	Riverside Bank Of The Gulf Coast	$9,460.35
608175097	24060	10038	Riverside Bank Of The Gulf Coast	$80,315.00
608175162	24060	10038	Riverside Bank Of The Gulf Coast	$113,482.51
608175212	24060	10038	Riverside Bank Of The Gulf Coast	$199,098.54
608175451	24060	10038	Riverside Bank Of The Gulf Coast	$41,380.87
608175659	24060	10038	Riverside Bank Of The Gulf Coast	$123,364.20
608176053	24060	10038	Riverside Bank Of The Gulf Coast	$58,366.39
608176236	24060	10038	Riverside Bank Of The Gulf Coast	$34,064.69
608176244	24060	10038	Riverside Bank Of The Gulf Coast	$103,897.30
608176376	24060	10038	Riverside Bank Of The Gulf Coast	$39,007.11
608176400	24060	10038	Riverside Bank Of The Gulf Coast	$12,039.02
608176467	24060	10038	Riverside Bank Of The Gulf Coast	$55,958.88
608176533	24060	10038	Riverside Bank Of The Gulf Coast	$53,959.16
608176574	24060	10038	Riverside Bank Of The Gulf Coast	$99,748.94
608176665	24060	10038	Riverside Bank Of The Gulf Coast	$50,616.67
608176699	24060	10038	Riverside Bank Of The Gulf Coast	$222,405.81
608176731	24060	10038	Riverside Bank Of The Gulf Coast	$90,681.23
608176822	24060	10038	Riverside Bank Of The Gulf Coast	$35,555.04
608176855	24060	10038	Riverside Bank Of The Gulf Coast	$93,419.90
608177101	24060	10038	Riverside Bank Of The Gulf Coast	$45,303.81
608177143	24060	10038	Riverside Bank Of The Gulf Coast	$21,787.60
608177184	24060	10038	Riverside Bank Of The Gulf Coast	$111,638.23
608177218	24060	10038	Riverside Bank Of The Gulf Coast	$87,337.53
608177358	24060	10038	Riverside Bank Of The Gulf Coast	$107,039.38

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
608177432	24060	10038	Riverside Bank Of The Gulf Coast	$51,748.85
608177606	24060	10038	Riverside Bank Of The Gulf Coast	$91,883.87
608177952	24060	10038	Riverside Bank Of The Gulf Coast	$58,068.63
608178166	24060	10038	Riverside Bank Of The Gulf Coast	$2,830.33
608178257	24060	10038	Riverside Bank Of The Gulf Coast	$65,600.00
608178315	24060	10038	Riverside Bank Of The Gulf Coast	$45,109.94
608178604	24060	10038	Riverside Bank Of The Gulf Coast	$47,860.69
608178620	24060	10038	Riverside Bank Of The Gulf Coast	$43,317.35
608178703	24060	10038	Riverside Bank Of The Gulf Coast	$80,485.78
608178778	24060	10038	Riverside Bank Of The Gulf Coast	$92,848.80
608178828	24060	10038	Riverside Bank Of The Gulf Coast	$63,283.40
608178851	24060	10038	Riverside Bank Of The Gulf Coast	$68,471.61
608179222	24060	10038	Riverside Bank Of The Gulf Coast	$71,250.00
608179602	24060	10038	Riverside Bank Of The Gulf Coast	$246,587.17
608179610	24060	10038	Riverside Bank Of The Gulf Coast	$241,652.59
608179933	24060	10038	Riverside Bank Of The Gulf Coast	$82,549.07
608180014	24060	10038	Riverside Bank Of The Gulf Coast	$69,418.56
608180055	24060	10038	Riverside Bank Of The Gulf Coast	$61,138.46
608180410	24060	10038	Riverside Bank Of The Gulf Coast	$39,695.55
608180428	24060	10038	Riverside Bank Of The Gulf Coast	$127,981.26
608180527	24060	10038	Riverside Bank Of The Gulf Coast	$88,708.16
608180535	24060	10038	Riverside Bank Of The Gulf Coast	$67,414.78
608180568	24060	10038	Riverside Bank Of The Gulf Coast	$38,048.79
608180618	24060	10038	Riverside Bank Of The Gulf Coast	$500,031.62
608180626	24060	10038	Riverside Bank Of The Gulf Coast	$22,413.82
608180642	24060	10038	Riverside Bank Of The Gulf Coast	$45,677.35
608180741	24060	10038	Riverside Bank Of The Gulf Coast	$22,414.80
608180766	24060	10038	Riverside Bank Of The Gulf Coast	$41,500.00
608180865	24060	10038	Riverside Bank Of The Gulf Coast	$22,864.19
608180915	24060	10038	Riverside Bank Of The Gulf Coast	$50,194.54
608180964	24060	10038	Riverside Bank Of The Gulf Coast	$69,359.03
608181004	24060	10038	Riverside Bank Of The Gulf Coast	$33,041.29
608181038	24060	10038	Riverside Bank Of The Gulf Coast	$64,700.77
608181210	24060	10038	Riverside Bank Of The Gulf Coast	$73,535.36
608181343	24060	10038	Riverside Bank Of The Gulf Coast	$101,951.26
608181509	24060	10038	Riverside Bank Of The Gulf Coast	$48,100.28
608181830	24060	10038	Riverside Bank Of The Gulf Coast	$55,998.30
608182283	24060	10038	Riverside Bank Of The Gulf Coast	$34,395.83
608183125	24060	10038	Riverside Bank Of The Gulf Coast	$30,063.29
608183588	24060	10038	Riverside Bank Of The Gulf Coast	$51,467.76
608183604	24060	10038	Riverside Bank Of The Gulf Coast	$41,802.70
608183646	24060	10038	Riverside Bank Of The Gulf Coast	$66,070.91
608184024	24060	10038	Riverside Bank Of The Gulf Coast	$75,726.96

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
608184057	24060	10038	Riverside Bank Of The Gulf Coast	$59,490.45
608184164	24060	10038	Riverside Bank Of The Gulf Coast	$38,118.02
608184180	24060	10038	Riverside Bank Of The Gulf Coast	$219,816.06
608184214	24060	10038	Riverside Bank Of The Gulf Coast	$91,464.06
608184685	24060	10038	Riverside Bank Of The Gulf Coast	$219,997.61
608184883	24060	10038	Riverside Bank Of The Gulf Coast	$75,328.77
608184891	24060	10038	Riverside Bank Of The Gulf Coast	$61,242.93
608184925	24060	10038	Riverside Bank Of The Gulf Coast	$72,626.44
608184982	24060	10038	Riverside Bank Of The Gulf Coast	$87,132.27
608185211	24060	10038	Riverside Bank Of The Gulf Coast	$15,428.12
608185500	24060	10038	Riverside Bank Of The Gulf Coast	$194,086.17
608185690	24060	10038	Riverside Bank Of The Gulf Coast	$6,143.39
608185856	24060	10038	Riverside Bank Of The Gulf Coast	$79,902.99
608186045	24060	10038	Riverside Bank Of The Gulf Coast	$229,004.17
608186979	24060	10038	Riverside Bank Of The Gulf Coast	$82,500.00
608187415	24060	10038	Riverside Bank Of The Gulf Coast	$17,707.71
608187605	24060	10038	Riverside Bank Of The Gulf Coast	$88,734.87
608187977	24060	10038	Riverside Bank Of The Gulf Coast	$43,147.00
608188132	24060	10038	Riverside Bank Of The Gulf Coast	$91,031.63
608188751	24060	10038	Riverside Bank Of The Gulf Coast	$166,477.61
608188827	24060	10038	Riverside Bank Of The Gulf Coast	$15,876.10
608188900	24060	10038	Riverside Bank Of The Gulf Coast	$93,549.20
608189353	24060	10038	Riverside Bank Of The Gulf Coast	$99,996.53
608189510	24060	10038	Riverside Bank Of The Gulf Coast	$31,845.67
608190146	24060	10038	Riverside Bank Of The Gulf Coast	$45,911.00
608190658	24060	10038	Riverside Bank Of The Gulf Coast	$92,183.81
608191151	24060	10038	Riverside Bank Of The Gulf Coast	$70,799.86
608191383	24060	10038	Riverside Bank Of The Gulf Coast	$199,838.70
608191425	24060	10038	Riverside Bank Of The Gulf Coast	$23,984.32
608191938	24060	10038	Riverside Bank Of The Gulf Coast	$246,264.05
608192183	24060	10038	Riverside Bank Of The Gulf Coast	$242,699.67
608192217	24060	10038	Riverside Bank Of The Gulf Coast	$100,000.00
608192522	24060	10038	Riverside Bank Of The Gulf Coast	$60,881.02
608192670	24060	10038	Riverside Bank Of The Gulf Coast	$49,565.34
608193298	24060	10038	Riverside Bank Of The Gulf Coast	$18,493.06
608193793	24060	10038	Riverside Bank Of The Gulf Coast	$29,639.00
608194031	24060	10038	Riverside Bank Of The Gulf Coast	$23,306.45
608194072	24060	10038	Riverside Bank Of The Gulf Coast	$80,259.11
608194098	24060	10038	Riverside Bank Of The Gulf Coast	$89,068.60
608194155	24060	10038	Riverside Bank Of The Gulf Coast	$171,166.50
608194296	24060	10038	Riverside Bank Of The Gulf Coast	$69,753.46
608194304	24060	10038	Riverside Bank Of The Gulf Coast	$159,386.02
608194445	24060	10038	Riverside Bank Of The Gulf Coast	$404,075.14

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
608194551	24060	10038	Riverside Bank Of The Gulf Coast	$51,569.98
608194569	24060	10038	Riverside Bank Of The Gulf Coast	$39,844.94
608194577	24060	10038	Riverside Bank Of The Gulf Coast	$298,536.55
608194650	24060	10038	Riverside Bank Of The Gulf Coast	$515,592.75
608194916	24060	10038	Riverside Bank Of The Gulf Coast	$112,248.21
608194940	24060	10038	Riverside Bank Of The Gulf Coast	$42,356.60
608194965	24060	10038	Riverside Bank Of The Gulf Coast	$275,339.33
608194981	24060	10038	Riverside Bank Of The Gulf Coast	$193,982.73
608195020	24060	10038	Riverside Bank Of The Gulf Coast	$125,311.75
608195038	24060	10038	Riverside Bank Of The Gulf Coast	$38,190.66
608195061	24060	10038	Riverside Bank Of The Gulf Coast	$132,932.51
608195079	24060	10038	Riverside Bank Of The Gulf Coast	$38,104.88
608195111	24060	10038	Riverside Bank Of The Gulf Coast	$115,818.14
608195152	24060	10038	Riverside Bank Of The Gulf Coast	$121,204.36
608195236	24060	10038	Riverside Bank Of The Gulf Coast	$119,509.17
608195244	24060	10038	Riverside Bank Of The Gulf Coast	$19,923.15
608195269	24060	10038	Riverside Bank Of The Gulf Coast	$159,121.93
608195285	24060	10038	Riverside Bank Of The Gulf Coast	$149,564.08
608195343	24060	10038	Riverside Bank Of The Gulf Coast	$61,039.60
608195616	24060	10038	Riverside Bank Of The Gulf Coast	$59,573.75
608195657	24060	10038	Riverside Bank Of The Gulf Coast	$54,400.00
608195699	24060	10038	Riverside Bank Of The Gulf Coast	$61,600.00
608195731	24060	10038	Riverside Bank Of The Gulf Coast	$59,573.75
608195749	24060	10038	Riverside Bank Of The Gulf Coast	$384,628.47
608195780	24060	10038	Riverside Bank Of The Gulf Coast	$696,152.88
608195913	24060	10038	Riverside Bank Of The Gulf Coast	$34,726.97
608196077	24060	10038	Riverside Bank Of The Gulf Coast	$299,532.74
608196234	24060	10038	Riverside Bank Of The Gulf Coast	$31,788.72
608196275	24060	10038	Riverside Bank Of The Gulf Coast	$17,103.10
608196283	24060	10038	Riverside Bank Of The Gulf Coast	$44,246.06
608196556	24060	10038	Riverside Bank Of The Gulf Coast	$163,166.83
608196572	24060	10038	Riverside Bank Of The Gulf Coast	$78,490.06
608196648	24060	10038	Riverside Bank Of The Gulf Coast	$152,255.16
608196804	24060	10038	Riverside Bank Of The Gulf Coast	$55,657.45
608196952	24060	10038	Riverside Bank Of The Gulf Coast	$60,909.77
608197133	24060	10038	Riverside Bank Of The Gulf Coast	$1,189.68
608197372	24060	10038	Riverside Bank Of The Gulf Coast	$20,492.33
608197554	24060	10038	Riverside Bank Of The Gulf Coast	$9,376.81
608198149	24060	10038	Riverside Bank Of The Gulf Coast	$104,363.93
608198156	24060	10038	Riverside Bank Of The Gulf Coast	$30,506.12
608198214	24060	10038	Riverside Bank Of The Gulf Coast	$119,809.98
608198321	24060	10038	Riverside Bank Of The Gulf Coast	$50,327.02
608198370	24060	10038	Riverside Bank Of The Gulf Coast	$64,483.14

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
608198420	24060	10038	Riverside Bank Of The Gulf Coast	$145,846.10
608198511	24060	10038	Riverside Bank Of The Gulf Coast	$17,243.79
608198560	24060	10038	Riverside Bank Of The Gulf Coast	$29,159.45
608198628	24060	10038	Riverside Bank Of The Gulf Coast	$37,638.89
608198875	24060	10038	Riverside Bank Of The Gulf Coast	$10,974.67
608198958	24060	10038	Riverside Bank Of The Gulf Coast	$70,124.13
608198966	24060	10038	Riverside Bank Of The Gulf Coast	$32,872.22
608199139	24060	10038	Riverside Bank Of The Gulf Coast	$28,459.56
608199386	24060	10038	Riverside Bank Of The Gulf Coast	$61,040.42
608199428	24060	10038	Riverside Bank Of The Gulf Coast	$94,926.35
608199618	24060	10038	Riverside Bank Of The Gulf Coast	$24,884.07
608200275	24060	10038	Riverside Bank Of The Gulf Coast	$13,320.04
608200978	24060	10038	Riverside Bank Of The Gulf Coast	$71,430.55
608201240	24060	10038	Riverside Bank Of The Gulf Coast	$86,540.71
608203162	24060	10038	Riverside Bank Of The Gulf Coast	$10,461.00
608203824	24060	10038	Riverside Bank Of The Gulf Coast	$1,028,283.92
608203931	24060	10038	Riverside Bank Of The Gulf Coast	$32,260.60
608203980	24060	10038	Riverside Bank Of The Gulf Coast	$274,769.69
608204012	24060	10038	Riverside Bank Of The Gulf Coast	$45,559.00
608204202	24060	10038	Riverside Bank Of The Gulf Coast	$38,476.66
608204467	24060	10038	Riverside Bank Of The Gulf Coast	$11,610.74
608204665	24060	10038	Riverside Bank Of The Gulf Coast	$20,805.91
608204749	24060	10038	Riverside Bank Of The Gulf Coast	$24,038.89
608204830	24060	10038	Riverside Bank Of The Gulf Coast	$48,831.20
608204996	24060	10038	Riverside Bank Of The Gulf Coast	$18,889.54
608205159	24060	10038	Riverside Bank Of The Gulf Coast	$47,188.84
608205175	24060	10038	Riverside Bank Of The Gulf Coast	$41,328.53
608205332	24060	10038	Riverside Bank Of The Gulf Coast	$21,548.68
608205563	24060	10038	Riverside Bank Of The Gulf Coast	$239,999.99
608205951	24060	10038	Riverside Bank Of The Gulf Coast	$71,965.37
608206579	24060	10038	Riverside Bank Of The Gulf Coast	$97,156.90
608206827	24060	10038	Riverside Bank Of The Gulf Coast	$68,666.08
608207056	24060	10038	Riverside Bank Of The Gulf Coast	$98,760.35
608207205	24060	10038	Riverside Bank Of The Gulf Coast	$5,468.03
608207643	24060	10038	Riverside Bank Of The Gulf Coast	$12,405.71
609192886	24060	10038	Riverside Bank Of The Gulf Coast	$35,909.13
625835889	24062	10030	1st Centennial Bank	$232,000.00
653959571	24060	10032	Ocala National Bank	$140,674.25
700008790	24060	10027	Haven Trust Bank	$250,923.00
700010010	24060	10027	Haven Trust Bank	$4,177,993.36
700014566	24060	10027	Haven Trust Bank	$390,000.00
700014665	24060	10027	Haven Trust Bank	$232,425.00
700014673	24060	10027	Haven Trust Bank	$241,425.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
700014681	24060	10027	Haven Trust Bank	$232,425.00
700014830	24060	10027	Haven Trust Bank	$4,057,275.04
700015688	24060	10027	Haven Trust Bank	$1,411,307.31
700015803	24060	10027	Haven Trust Bank	$247,938.80
700016223	24060	10027	Haven Trust Bank	$44,820.10
700016231	24060	10027	Haven Trust Bank	$45,000.00
700016272	24060	10027	Haven Trust Bank	$175,468.37
700016280	24060	10027	Haven Trust Bank	$697,976.46
700016835	24060	10027	Haven Trust Bank	$36,633.26
700016975	24060	10027	Haven Trust Bank	$14,689.63
700016983	24060	10027	Haven Trust Bank	$150,750.00
700017007	24060	10027	Haven Trust Bank	$10,971.47
700017023	24060	10027	Haven Trust Bank	$494,250.00
700017031	24060	10027	Haven Trust Bank	$487,425.00
700017106	24060	10027	Haven Trust Bank	$551,250.00
700017114	24060	10027	Haven Trust Bank	$81,223.69
700017577	24060	10027	Haven Trust Bank	$477,725.47
700018096	24060	10027	Haven Trust Bank	$285,288.02
700018815	24060	10027	Haven Trust Bank	$439,886.93
700018963	24060	10027	Haven Trust Bank	$88,000.00
700018971	24060	10027	Haven Trust Bank	$61,285.97
700019078	24060	10027	Haven Trust Bank	$184,500.00
700019094	24060	10027	Haven Trust Bank	$900,000.00
700019102	24060	10027	Haven Trust Bank	$173,250.00
700019433	24060	10027	Haven Trust Bank	$68,648.66
700019771	24060	10027	Haven Trust Bank	$232,500.00
700019805	24060	10027	Haven Trust Bank	$225,000.00
700019813	24060	10027	Haven Trust Bank	$213,750.00
700019821	24060	10027	Haven Trust Bank	$206,250.00
700019839	24060	10027	Haven Trust Bank	$213,750.00
700019847	24060	10027	Haven Trust Bank	$213,750.00
700019854	24060	10027	Haven Trust Bank	$74,472.53
700019862	24060	10027	Haven Trust Bank	$74,472.53
700019888	24060	10027	Haven Trust Bank	$74,472.53
700019896	24060	10027	Haven Trust Bank	$75,000.00
700019904	24060	10027	Haven Trust Bank	$75,000.00
700019912	24060	10027	Haven Trust Bank	$75,000.00
700019920	24060	10027	Haven Trust Bank	$75,000.00
700020068	24060	10027	Haven Trust Bank	$112,700.18
700020092	24060	10027	Haven Trust Bank	$113,147.38
700020167	24060	10027	Haven Trust Bank	$1,350,000.00
700020175	24060	10027	Haven Trust Bank	$253,176.45
700020191	24060	10027	Haven Trust Bank	$89,535.39

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
700022445	24060	10027	Haven Trust Bank	$29,539.90
700022478	24060	10027	Haven Trust Bank	$337,072.50
700022551	24060	10027	Haven Trust Bank	$598,689.03
700022569	24060	10027	Haven Trust Bank	$598,699.96
700022775	24060	10027	Haven Trust Bank	$275,150.59
700022783	24060	10027	Haven Trust Bank	$275,387.73
700022791	24060	10027	Haven Trust Bank	$275,049.38
700022809	24060	10027	Haven Trust Bank	$275,023.82
700022817	24060	10027	Haven Trust Bank	$275,048.82
700022825	24060	10027	Haven Trust Bank	$274,571.37
700022932	24060	10027	Haven Trust Bank	$3,421,639.90
700022973	24060	10027	Haven Trust Bank	$42,484.95
700023229	24060	10027	Haven Trust Bank	$158,919.82
700023237	24060	10027	Haven Trust Bank	$158,855.87
700023336	24060	10027	Haven Trust Bank	$133,672.31
700023427	24060	10027	Haven Trust Bank	$130,525.46
700023476	24060	10027	Haven Trust Bank	$133,854.43
700023567	24060	10027	Haven Trust Bank	$62,894.78
700023575	24060	10027	Haven Trust Bank	$236,596.09
700023583	24060	10027	Haven Trust Bank	$86,798.69
700023591	24060	10027	Haven Trust Bank	$54,095.77
700023609	24060	10027	Haven Trust Bank	$232,116.58
700023617	24060	10027	Haven Trust Bank	$253,017.32
700023823	24060	10027	Haven Trust Bank	$176,800.00
700024003	24060	10027	Haven Trust Bank	$63,665.00
700024011	24060	10027	Haven Trust Bank	$62,900.00
700024045	24060	10027	Haven Trust Bank	$55,250.00
700024052	24060	10027	Haven Trust Bank	$3,593,197.58
700024300	24060	10027	Haven Trust Bank	$176,461.38
700024318	24060	10027	Haven Trust Bank	$183,996.83
700024326	24060	10027	Haven Trust Bank	$413,000.00
700024540	24060	10027	Haven Trust Bank	$94,603.91
700024771	24060	10027	Haven Trust Bank	$222,000.00
700024789	24060	10027	Haven Trust Bank	$211,500.00
700024797	24060	10027	Haven Trust Bank	$209,999.97
700024813	24060	10027	Haven Trust Bank	$210,000.00
700024950	24060	10021	Franklin Bank SSB	$525,872.31
700025307	24060	10027	Haven Trust Bank	$186,309.01
700025323	24060	10027	Haven Trust Bank	$37,400.00
700025554	24060	10027	Haven Trust Bank	$807,988.90
700025786	24060	10027	Haven Trust Bank	$177,000.00
700025828	24060	10027	Haven Trust Bank	$683,199.99
700026131	24060	10027	Haven Trust Bank	$94,241.99

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
700026230	24060	10027	Haven Trust Bank	$175,444.00
700026321	24060	10027	Haven Trust Bank	$193,905.34
700026420	24060	10027	Haven Trust Bank	$264,067.23
700026461	24060	10027	Haven Trust Bank	$75,730.00
700026701	24060	10027	Haven Trust Bank	$72,814.13
700026735	24060	10027	Haven Trust Bank	$119,061.53
700026743	24060	10027	Haven Trust Bank	$131,152.12
700026776	24060	10027	Haven Trust Bank	$65,836.43
700026941	24060	10027	Haven Trust Bank	$444,467.65
700027105	24060	10027	Haven Trust Bank	$90,650.00
700027170	24060	10027	Haven Trust Bank	$282,593.26
700027188	24060	10027	Haven Trust Bank	$367,056.24
700027196	24060	10027	Haven Trust Bank	$111,908.18
700027204	24060	10027	Haven Trust Bank	$111,998.18
700027212	24060	10027	Haven Trust Bank	$111,908.18
700027220	24060	10027	Haven Trust Bank	$111,908.18
700027238	24060	10027	Haven Trust Bank	$111,998.18
700027246	24060	10027	Haven Trust Bank	$305,207.26
700027261	24060	10027	Haven Trust Bank	$111,908.18
700027279	24060	10027	Haven Trust Bank	$115,553.45
700027295	24060	10027	Haven Trust Bank	$27,841.88
700027303	24060	10027	Haven Trust Bank	$130,132.29
700027311	24060	10027	Haven Trust Bank	$22,027.81
700027329	24060	10027	Haven Trust Bank	$122,893.58
700027337	24060	10027	Haven Trust Bank	$134,005.18
700027345	24060	10027	Haven Trust Bank	$115,553.45
700027352	24060	10027	Haven Trust Bank	$27,871.98
700027428	24060	10027	Haven Trust Bank	$77,666.62
700027444	24060	10027	Haven Trust Bank	$280,000.00
700027477	24060	10027	Haven Trust Bank	$1,650,000.00
700027485	24060	10027	Haven Trust Bank	$133,003.10
700027576	24060	10027	Haven Trust Bank	$122,197.53
700027600	24060	10027	Haven Trust Bank	$60,000.00
700027659	24060	10027	Haven Trust Bank	$104,173.60
700028194	24060	10027	Haven Trust Bank	$132,074.63
700028202	24060	10027	Haven Trust Bank	$132,127.12
700028293	24060	10027	Haven Trust Bank	$70,081.29
700028384	24060	10027	Haven Trust Bank	$555,650.82
700028392	24060	10027	Haven Trust Bank	$50,000.00
700028418	24060	10027	Haven Trust Bank	$76,424.50
700028566	24060	10027	Haven Trust Bank	$65,750.00
700028608	24060	10027	Haven Trust Bank	$97,500.00
700028657	24060	10027	Haven Trust Bank	$71,424.08

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
700028673	24060	10027	Haven Trust Bank	$63,472.37
700028723	24060	10027	Haven Trust Bank	$18,698.20
700028731	24060	10027	Haven Trust Bank	$87,338.31
700028814	24060	10027	Haven Trust Bank	$96,663.50
700028822	24060	10027	Haven Trust Bank	$96,757.25
700028830	24060	10027	Haven Trust Bank	$96,775.25
700028848	24060	10027	Haven Trust Bank	$96,712.75
700028855	24060	10027	Haven Trust Bank	$96,663.50
700028863	24060	10027	Haven Trust Bank	$96,712.75
700028871	24060	10027	Haven Trust Bank	$96,775.25
700028889	24060	10027	Haven Trust Bank	$96,757.25
700028897	24060	10027	Haven Trust Bank	$96,663.50
700028913	24060	10027	Haven Trust Bank	$288,750.00
700028921	24060	10027	Haven Trust Bank	$288,750.00
700028939	24060	10027	Haven Trust Bank	$266,850.30
700028947	24060	10027	Haven Trust Bank	$48,108.00
700028954	24060	10027	Haven Trust Bank	$48,039.00
700028962	24060	10027	Haven Trust Bank	$48,057.00
700028970	24060	10027	Haven Trust Bank	$48,039.00
700028988	24060	10027	Haven Trust Bank	$48,044.00
700028996	24060	10027	Haven Trust Bank	$48,071.00
700029002	24060	10027	Haven Trust Bank	$48,071.00
700029010	24060	10027	Haven Trust Bank	$48,057.00
700029028	24060	10027	Haven Trust Bank	$48,062.00
700029036	24060	10027	Haven Trust Bank	$48,057.00
700029044	24060	10027	Haven Trust Bank	$48,071.00
700029085	24060	10027	Haven Trust Bank	$62,500.00
700029176	24060	10027	Haven Trust Bank	$1,082,096.49
700029267	24060	10027	Haven Trust Bank	$86,250.00
700029283	24060	10027	Haven Trust Bank	$96,450.00
700029333	24060	10027	Haven Trust Bank	$67,876.98
700029374	24060	10027	Haven Trust Bank	$81,000.00
700029382	24060	10027	Haven Trust Bank	$74,580.20
700029424	24060	10027	Haven Trust Bank	$69,933.14
700029432	24060	10027	Haven Trust Bank	$69,933.14
700029440	24060	10027	Haven Trust Bank	$69,916.14
700029457	24060	10027	Haven Trust Bank	$69,933.14
700029465	24060	10027	Haven Trust Bank	$69,916.14
700029473	24060	10027	Haven Trust Bank	$69,916.14
700029499	24060	10027	Haven Trust Bank	$69,933.14
700029507	24060	10027	Haven Trust Bank	$69,916.14
700029515	24060	10027	Haven Trust Bank	$69,933.14
700029523	24060	10027	Haven Trust Bank	$69,933.13

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
700029531	24060	10027	Haven Trust Bank	$69,916.09
700029549	24060	10027	Haven Trust Bank	$47,885.00
700029556	24060	10027	Haven Trust Bank	$47,876.00
700029564	24060	10027	Haven Trust Bank	$47,885.00
700029572	24060	10027	Haven Trust Bank	$47,894.00
700029580	24060	10027	Haven Trust Bank	$47,894.00
700029655	24060	10027	Haven Trust Bank	$79,548.97
700029689	24060	10027	Haven Trust Bank	$87,529.00
700029788	24060	10027	Haven Trust Bank	$84,451.41
700029838	24060	10027	Haven Trust Bank	$598,404.34
700029846	24060	10027	Haven Trust Bank	$120,375.00
700030083	24060	10027	Haven Trust Bank	$93,576.41
700030090	24060	10027	Haven Trust Bank	$80,986.50
700030109	24060	10027	Haven Trust Bank	$80,986.50
700030125	24060	10027	Haven Trust Bank	$93,500.93
700030216	24060	10027	Haven Trust Bank	$74,540.31
700030299	24060	10027	Haven Trust Bank	$132,503.24
700030307	24060	10027	Haven Trust Bank	$131,783.04
700030315	24060	10027	Haven Trust Bank	$135,382.96
700030323	24060	10027	Haven Trust Bank	$132,502.24
700030331	24060	10027	Haven Trust Bank	$135,382.96
700030349	24060	10027	Haven Trust Bank	$131,782.04
700030356	24060	10027	Haven Trust Bank	$133,718.44
700030364	24060	10027	Haven Trust Bank	$133,718.44
700030372	24060	10027	Haven Trust Bank	$55,486.00
700030380	24060	10027	Haven Trust Bank	$55,467.90
700030398	24060	10027	Haven Trust Bank	$55,463.00
700030406	24060	10027	Haven Trust Bank	$55,486.00
700030414	24060	10027	Haven Trust Bank	$55,468.00
700030422	24060	10027	Haven Trust Bank	$55,486.00
700030430	24060	10027	Haven Trust Bank	$55,463.00
700030448	24060	10027	Haven Trust Bank	$55,486.00
700030455	24060	10027	Haven Trust Bank	$55,486.00
700030596	24060	10027	Haven Trust Bank	$180,070.30
700030604	24060	10027	Haven Trust Bank	$173,209.46
700030612	24060	10027	Haven Trust Bank	$150,666.30
700030786	24060	10027	Haven Trust Bank	$82,679.00
700030794	24060	10027	Haven Trust Bank	$82,710.00
700030877	24060	10027	Haven Trust Bank	$400,302.95
700031214	24060	10027	Haven Trust Bank	$769,493.76
700031248	24060	10027	Haven Trust Bank	$80,500.00
700031263	24060	10027	Haven Trust Bank	$70,000.00
700031313	24060	10027	Haven Trust Bank	$197,250.00

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
700031321	24060	10027	Haven Trust Bank	$211,500.00
700031586	24060	10027	Haven Trust Bank	$72,100.00
700031669	24060	10027	Haven Trust Bank	$968,846.23
700031677	24060	10027	Haven Trust Bank	$214,617.06
700031685	24060	10027	Haven Trust Bank	$214,617.31
700031750	24060	10027	Haven Trust Bank	$85,400.00
700031834	24060	10027	Haven Trust Bank	$452,314.92
700031842	24060	10027	Haven Trust Bank	$93,343.66
700031859	24060	10027	Haven Trust Bank	$387,720.43
700031867	24060	10027	Haven Trust Bank	$93,343.66
700031925	24060	10027	Haven Trust Bank	$890,000.00
700032030	24060	10027	Haven Trust Bank	$87,500.00
700032279	24060	10027	Haven Trust Bank	$984,280.09
700032287	24060	10027	Haven Trust Bank	$758,200.00
700032402	24060	10027	Haven Trust Bank	$87,045.00
700032600	24060	10027	Haven Trust Bank	$81,155.00
700032683	24060	10027	Haven Trust Bank	$279,054.64
700032691	24060	10027	Haven Trust Bank	$279,054.64
700032865	24060	10027	Haven Trust Bank	$80,572.34
700335150	24062	10021	Franklin Bank SSB	$212,969.87
700340250	24061	10021	Franklin Bank SSB	$386,297.89
700381950	24060	10021	Franklin Bank SSB	$57,914.91
700508750	24062	10021	Franklin Bank SSB	$270,135.16
700510450	24060	10021	Franklin Bank SSB	$411,548.00
700543252	24061	10021	Franklin Bank SSB	$31,537.43
700586150	24061	10021	Franklin Bank SSB	$350,025.00
707591601	24060	10032	Ocala National Bank	$88,769.27
708400101	24060	10032	Ocala National Bank	$613,193.99
709229501	24060	10032	Ocala National Bank	$50,210.50
709298801	24060	10032	Ocala National Bank	$22,843.57
709455001	24060	10032	Ocala National Bank	$86,497.30
709714601	24060	10032	Ocala National Bank	$27,646.45
709757501	24060	10032	Ocala National Bank	$23,782.12
709873001	24060	10032	Ocala National Bank	$66,162.39
709945601	24060	10032	Ocala National Bank	$57,468.34
709980801	24060	10032	Ocala National Bank	$52,749.18
710102901	24060	10032	Ocala National Bank	$57,693.04
710307501	24060	10032	Ocala National Bank	$9,502.69
710327301	24060	10032	Ocala National Bank	$9,365.63
710453801	24060	10032	Ocala National Bank	$37,262.82
710469201	24060	10032	Ocala National Bank	$46,848.33
710479101	24060	10032	Ocala National Bank	$5,901.22
710608901	24060	10032	Ocala National Bank	$341,729.41

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
710644101	24060	10032	Ocala National Bank	$28,377.03
710655101	24060	10032	Ocala National Bank	$6,623.35
710685901	24060	10032	Ocala National Bank	$27,236.68
710694701	24060	10032	Ocala National Bank	$11,851.76
710717801	24060	10032	Ocala National Bank	$30,997.29
710743101	24060	10032	Ocala National Bank	$178,890.79
710800301	24060	10032	Ocala National Bank	$10,218.87
710827801	24060	10032	Ocala National Bank	$325,213.34
710841001	24060	10032	Ocala National Bank	$48,714.49
710869601	24060	10032	Ocala National Bank	$6,515.92
710870701	24060	10032	Ocala National Bank	$13,175.60
710871801	24060	10032	Ocala National Bank	$16,238.59
710879501	24060	10032	Ocala National Bank	$6,408.91
710891601	24060	10032	Ocala National Bank	$9,278.58
710893801	24060	10032	Ocala National Bank	$46,843.09
710913601	24060	10032	Ocala National Bank	$100,621.49
710919101	24060	10032	Ocala National Bank	$7,523.68
710923501	24060	10032	Ocala National Bank	$9,564.45
710932301	24060	10032	Ocala National Bank	$27,944.50
710935601	24060	10032	Ocala National Bank	$15,668.71
710951001	24060	10032	Ocala National Bank	$22,962.15
710962001	24060	10032	Ocala National Bank	$32,624.35
710999401	24060	10032	Ocala National Bank	$25,154.07
711009301	24060	10032	Ocala National Bank	$21,611.90
711061001	24060	10032	Ocala National Bank	$43,921.73
711065401	24060	10032	Ocala National Bank	$9,697.01
711069801	24060	10032	Ocala National Bank	$56,831.55
711084101	24060	10032	Ocala National Bank	$11,925.87
711085201	24060	10032	Ocala National Bank	$14,292.03
711091801	24060	10032	Ocala National Bank	$500,278.18
711095101	24060	10032	Ocala National Bank	$12,238.67
711102801	24060	10032	Ocala National Bank	$173,521.27
711112701	24060	10032	Ocala National Bank	$10,637.97
711130301	24060	10032	Ocala National Bank	$157,731.94
711131401	24060	10032	Ocala National Bank	$59,817.89
711139101	24060	10032	Ocala National Bank	$98,194.79
711147901	24060	10032	Ocala National Bank	$79,055.91
711152301	24060	10032	Ocala National Bank	$60,084.78
711556001	24060	10032	Ocala National Bank	$18,274.58
711558201	24060	10032	Ocala National Bank	$7,370.09
711561501	24060	10032	Ocala National Bank	$101,284.42
711562601	24060	10032	Ocala National Bank	$47,578.36
711572501	24060	10032	Ocala National Bank	$11,271.47

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
711596701	24060	10032	Ocala National Bank	$78,563.56
711600001	24060	10032	Ocala National Bank	$70,243.17
711611001	24060	10032	Ocala National Bank	$20,586.23
711634101	24060	10032	Ocala National Bank	$10,642.55
711655001	24060	10032	Ocala National Bank	$995.45
711658301	24060	10032	Ocala National Bank	$24,507.45
711660501	24060	10032	Ocala National Bank	$199,798.45
711662701	24060	10032	Ocala National Bank	$31,430.20
711671501	24060	10032	Ocala National Bank	$17,637.51
711672601	24060	10032	Ocala National Bank	$22,950.49
711677001	24060	10032	Ocala National Bank	$96,091.77
711679201	24060	10032	Ocala National Bank	$18,306.82
711681401	24060	10032	Ocala National Bank	$29,252.20
711684701	24060	10032	Ocala National Bank	$15,852.72
711693501	24060	10032	Ocala National Bank	$21,100.16
711708901	24060	10032	Ocala National Bank	$33,717.09
711715501	24060	10032	Ocala National Bank	$9,195.50
711721001	24060	10032	Ocala National Bank	$14,713.05
711733101	24060	10032	Ocala National Bank	$18,734.59
711735301	24060	10032	Ocala National Bank	$19,000.14
711736401	24060	10032	Ocala National Bank	$18,341.88
711744101	24060	10032	Ocala National Bank	$6,837.25
711750701	24060	10032	Ocala National Bank	$9,588.54
711754001	24060	10032	Ocala National Bank	$15,037.12
711756201	24060	10032	Ocala National Bank	$26,770.49
711761701	24060	10032	Ocala National Bank	$12,795.24
711780401	24060	10032	Ocala National Bank	$27,985.61
711785901	24060	10032	Ocala National Bank	$73,021.91
711787001	24060	10032	Ocala National Bank	$14,925.53
711795801	24060	10032	Ocala National Bank	$23,862.72
711796901	24060	10032	Ocala National Bank	$37,202.80
711814501	24060	10032	Ocala National Bank	$18,085.03
711817801	24060	10032	Ocala National Bank	$53,389.94
711822201	24060	10032	Ocala National Bank	$15,901.91
711823301	24060	10032	Ocala National Bank	$19,770.93
711824401	24060	10032	Ocala National Bank	$126,908.17
711825501	24060	10032	Ocala National Bank	$42,555.81
711835401	24060	10032	Ocala National Bank	$18,580.96
711836501	24060	10032	Ocala National Bank	$47,980.43
711845301	24060	10032	Ocala National Bank	$21,389.54
711850801	24060	10032	Ocala National Bank	$23,206.02
711853001	24060	10032	Ocala National Bank	$1,297.32
711854101	24060	10032	Ocala National Bank	$36,006.81

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
711857401	24060	10032	Ocala National Bank	$28,806.07
711860701	24060	10032	Ocala National Bank	$16,587.68
711869501	24060	10032	Ocala National Bank	$18,690.07
711871701	24060	10032	Ocala National Bank	$103,799.92
711873901	24060	10032	Ocala National Bank	$25,158.19
711889301	24060	10032	Ocala National Bank	$23,107.95
711890401	24060	10032	Ocala National Bank	$22,779.27
711893701	24060	10032	Ocala National Bank	$21,101.93
711895901	24060	10032	Ocala National Bank	$27,163.94
711897001	24060	10032	Ocala National Bank	$9,653.67
711910201	24060	10032	Ocala National Bank	$494,067.36
711915701	24060	10032	Ocala National Bank	$38,656.13
711917901	24060	10032	Ocala National Bank	$23,544.43
711922301	24060	10032	Ocala National Bank	$29,879.72
711927801	24060	10032	Ocala National Bank	$65,688.91
711931101	24060	10032	Ocala National Bank	$100,552.47
711941001	24060	10032	Ocala National Bank	$21,469.86
711946501	24060	10032	Ocala National Bank	$60,900.11
711950901	24060	10032	Ocala National Bank	$153,720.49
711957501	24060	10032	Ocala National Bank	$23,480.43
711958601	24060	10032	Ocala National Bank	$43,211.00
711959701	24060	10032	Ocala National Bank	$47,232.87
711960801	24060	10032	Ocala National Bank	$19,128.82
711980601	24060	10032	Ocala National Bank	$82,104.06
711981701	24060	10032	Ocala National Bank	$15,604.67
711985001	24060	10032	Ocala National Bank	$64,783.28
711989401	24060	10032	Ocala National Bank	$24,152.02
711993801	24060	10032	Ocala National Bank	$54,955.45
712010301	24060	10032	Ocala National Bank	$145,023.69
712012501	24060	10032	Ocala National Bank	$246,892.24
712030101	24060	10032	Ocala National Bank	$7,422.19
712036701	24060	10032	Ocala National Bank	$129,125.70
712038901	24060	10032	Ocala National Bank	$10,476.46
712040001	24060	10032	Ocala National Bank	$7,935.19
712052101	24060	10032	Ocala National Bank	$4,540.68
712057601	24060	10032	Ocala National Bank	$117,836.96
712058701	24060	10032	Ocala National Bank	$68,336.10
712059801	24060	10032	Ocala National Bank	$28,847.31
712060901	24060	10032	Ocala National Bank	$17,986.08
712064201	24060	10032	Ocala National Bank	$28,234.22
712065301	24060	10032	Ocala National Bank	$22,327.62
712069701	24060	10032	Ocala National Bank	$32,412.99
712074101	24060	10032	Ocala National Bank	$16,784.21

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
712076301	24060	10032	Ocala National Bank	$63,938.52
712080701	24060	10032	Ocala National Bank	$10,588.23
712084001	24060	10032	Ocala National Bank	$174,833.85
712085101	24060	10032	Ocala National Bank	$18,963.99
712090601	24060	10032	Ocala National Bank	$25,858.91
712091701	24060	10032	Ocala National Bank	$38,627.41
712095001	24060	10032	Ocala National Bank	$18,236.47
712100501	24060	10032	Ocala National Bank	$23,128.58
712102701	24060	10032	Ocala National Bank	$33,593.44
712103801	24060	10032	Ocala National Bank	$19,982.48
712109301	24060	10032	Ocala National Bank	$23,115.35
712110401	24060	10032	Ocala National Bank	$225,016.56
712112601	24060	10032	Ocala National Bank	$51,468.38
712119201	24060	10032	Ocala National Bank	$17,311.57
712122501	24060	10032	Ocala National Bank	$33,691.31
712123601	24060	10032	Ocala National Bank	$114,552.33
712130201	24060	10032	Ocala National Bank	$41,157.04
712131301	24060	10032	Ocala National Bank	$36,299.97
712144501	24060	10032	Ocala National Bank	$14,633.63
712148901	24060	10032	Ocala National Bank	$26,218.31
712154401	24060	10032	Ocala National Bank	$50,246.71
712156601	24060	10032	Ocala National Bank	$20,632.87
712157701	24060	10032	Ocala National Bank	$34,573.66
712159901	24060	10032	Ocala National Bank	$182,962.27
712161001	24060	10032	Ocala National Bank	$21,504.26
712165401	24060	10032	Ocala National Bank	$17,608.58
712170901	24060	10032	Ocala National Bank	$21,957.14
712178601	24060	10032	Ocala National Bank	$18,381.68
712180801	24060	10032	Ocala National Bank	$32,536.30
712185201	24060	10032	Ocala National Bank	$26,823.00
712214901	24060	10032	Ocala National Bank	$26,255.53
712223701	24060	10032	Ocala National Bank	$19,393.58
712224801	24060	10032	Ocala National Bank	$54,364.72
712229201	24060	10032	Ocala National Bank	$17,042.05
712240201	24060	10032	Ocala National Bank	$94,402.83
712247901	24060	10032	Ocala National Bank	$71,984.07
712252301	24060	10032	Ocala National Bank	$42,733.25
712263301	24060	10032	Ocala National Bank	$46,782.31
712269901	24060	10032	Ocala National Bank	$72,938.58
712274301	24060	10032	Ocala National Bank	$43,776.64
712277601	24060	10032	Ocala National Bank	$44,024.76
712278701	24060	10032	Ocala National Bank	$18,647.16
712279801	24060	10032	Ocala National Bank	$20,619.50

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
712282001	24060	10032	Ocala National Bank	$37,610.46
712285301	24060	10032	Ocala National Bank	$18,823.13
712286401	24060	10032	Ocala National Bank	$24,952.42
712289701	24060	10032	Ocala National Bank	$18,869.63
712291901	24060	10032	Ocala National Bank	$47,678.62
712295101	24060	10032	Ocala National Bank	$24,511.20
712298501	24060	10032	Ocala National Bank	$46,016.43
712300701	24060	10032	Ocala National Bank	$35,350.71
712308401	24060	10032	Ocala National Bank	$28,272.88
712310601	24060	10032	Ocala National Bank	$45,197.95
712322701	24060	10032	Ocala National Bank	$48,617.32
712329301	24060	10032	Ocala National Bank	$25,542.78
712332601	24060	10032	Ocala National Bank	$44,524.40
712333701	24060	10032	Ocala National Bank	$37,683.01
712339201	24060	10032	Ocala National Bank	$13,544.49
712340301	24060	10032	Ocala National Bank	$41,720.15
712342501	24060	10032	Ocala National Bank	$98,076.51
712343601	24060	10032	Ocala National Bank	$18,955.22
712350201	24060	10032	Ocala National Bank	$47,274.38
712352401	24060	10032	Ocala National Bank	$376,475.16
712382101	24060	10032	Ocala National Bank	$49,398.48
712383201	24060	10032	Ocala National Bank	$49,404.23
712389801	24060	10032	Ocala National Bank	$58,597.22
712392001	24060	10032	Ocala National Bank	$133,600.00
712393101	24060	10032	Ocala National Bank	$76,557.43
712403001	24060	10032	Ocala National Bank	$34,846.63
712405201	24060	10032	Ocala National Bank	$263,066.70
712408501	24060	10032	Ocala National Bank	$16,219.78
712425001	24060	10032	Ocala National Bank	$45,871.93
712429401	24060	10032	Ocala National Bank	$18,833.79
712430501	24060	10032	Ocala National Bank	$21,057.05
712432701	24060	10032	Ocala National Bank	$20,665.41
712438201	24060	10032	Ocala National Bank	$55,204.91
712441501	24060	10032	Ocala National Bank	$39,849.19
712444801	24060	10032	Ocala National Bank	$138,970.18
712455801	24060	10032	Ocala National Bank	$25,599.80
712459101	24060	10032	Ocala National Bank	$38,176.17
712463501	24060	10032	Ocala National Bank	$27,820.64
712482201	24060	10032	Ocala National Bank	$36,333.27
712483301	24060	10032	Ocala National Bank	$70,383.85
712484401	24060	10032	Ocala National Bank	$57,379.37
712493201	24060	10032	Ocala National Bank	$50,204.57
712494301	24060	10032	Ocala National Bank	$27,625.13

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
712497601	24060	10032	Ocala National Bank	$34,351.19
712498701	24060	10032	Ocala National Bank	$29,288.61
712504201	24060	10032	Ocala National Bank	$85,863.82
712508601	24060	10032	Ocala National Bank	$17,989.21
712509701	24060	10032	Ocala National Bank	$39,256.90
712510801	24060	10032	Ocala National Bank	$28,945.60
712513001	24060	10032	Ocala National Bank	$25,986.29
712515201	24060	10032	Ocala National Bank	$299,785.14
712541601	24060	10032	Ocala National Bank	$15,991.95
712549301	24060	10032	Ocala National Bank	$22,845.19
712551501	24060	10032	Ocala National Bank	$38,471.36
712553701	24060	10032	Ocala National Bank	$39,490.47
712557001	24060	10032	Ocala National Bank	$36,717.41
712558101	24060	10032	Ocala National Bank	$21,200.34
712559201	24060	10032	Ocala National Bank	$24,775.94
712563601	24060	10032	Ocala National Bank	$36,697.41
712573501	24060	10032	Ocala National Bank	$35,259.50
712576801	24060	10032	Ocala National Bank	$19,319.20
712582301	24060	10032	Ocala National Bank	$138,795.15
712583401	24060	10032	Ocala National Bank	$35,314.88
712585601	24060	10032	Ocala National Bank	$34,176.92
712588901	24060	10032	Ocala National Bank	$122,184.97
712591101	24060	10032	Ocala National Bank	$22,950.64
712598801	24060	10032	Ocala National Bank	$45,037.14
712606501	24060	10032	Ocala National Bank	$45,884.05
712618601	24060	10032	Ocala National Bank	$25,449.62
712624101	24060	10032	Ocala National Bank	$46,307.50
712636201	24060	10032	Ocala National Bank	$49,956.74
712639501	24060	10032	Ocala National Bank	$40,697.55
712640601	24060	10032	Ocala National Bank	$108,509.55
712645001	24060	10032	Ocala National Bank	$28,841.61
712647201	24060	10032	Ocala National Bank	$48,932.02
712649401	24060	10032	Ocala National Bank	$23,762.90
712651601	24060	10032	Ocala National Bank	$33,721.03
712653801	24060	10032	Ocala National Bank	$31,017.42
712659301	24060	10032	Ocala National Bank	$35,904.98
712660401	24060	10032	Ocala National Bank	$34,473.84
712661501	24060	10032	Ocala National Bank	$70,200.94
712682401	24060	10032	Ocala National Bank	$32,824.25
712683501	24060	10032	Ocala National Bank	$35,012.07
712690101	24060	10032	Ocala National Bank	$25,350.75
712701101	24060	10032	Ocala National Bank	$15,433.06
712703301	24060	10032	Ocala National Bank	$672,476.42

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
712709901	24060	10032	Ocala National Bank	$220,809.87
712714301	24060	10032	Ocala National Bank	$45,113.90
712715401	24060	10032	Ocala National Bank	$79,136.98
712725301	24060	10032	Ocala National Bank	$73,506.64
712727501	24060	10032	Ocala National Bank	$40,521.61
712729701	24060	10032	Ocala National Bank	$62,494.50
712738501	24060	10032	Ocala National Bank	$24,035.57
712739601	24060	10032	Ocala National Bank	$18,653.80
712749501	24060	10032	Ocala National Bank	$13,953.06
712752801	24060	10032	Ocala National Bank	$35,848.13
712755001	24060	10032	Ocala National Bank	$32,048.97
712756101	24060	10032	Ocala National Bank	$18,822.80
712757201	24060	10032	Ocala National Bank	$57,901.95
712758301	24060	10032	Ocala National Bank	$22,792.77
712772601	24060	10032	Ocala National Bank	$34,107.25
712778101	24060	10032	Ocala National Bank	$30,339.49
712802301	24060	10032	Ocala National Bank	$2,174,500.00
712804501	24060	10032	Ocala National Bank	$54,432.07
712807301	24060	10032	Ocala National Bank	$29,332.72
712808901	24060	10032	Ocala National Bank	$43,738.64
712810001	24060	10032	Ocala National Bank	$18,718.85
712816601	24060	10032	Ocala National Bank	$38,936.14
712817701	24060	10032	Ocala National Bank	$34,578.55
712824301	24060	10032	Ocala National Bank	$10,715.57
712834201	24060	10032	Ocala National Bank	$13,059.47
712840801	24060	10032	Ocala National Bank	$15,614.15
712844101	24060	10032	Ocala National Bank	$43,328.84
712846301	24060	10032	Ocala National Bank	$43,963.35
712852901	24060	10032	Ocala National Bank	$19,477.46
712854001	24060	10032	Ocala National Bank	$93,406.09
712855101	24060	10032	Ocala National Bank	$21,479.22
712856201	24060	10032	Ocala National Bank	$48,594.37
712858401	24060	10032	Ocala National Bank	$24,544.21
712866101	24060	10032	Ocala National Bank	$31,825.96
712867201	24060	10032	Ocala National Bank	$33,726.44
712869401	24060	10032	Ocala National Bank	$34,165.31
712878201	24060	10032	Ocala National Bank	$21,484.25
712882601	24060	10032	Ocala National Bank	$46,251.00
712890301	24060	10032	Ocala National Bank	$131,690.18
712893601	24060	10032	Ocala National Bank	$36,416.14
712903501	24060	10032	Ocala National Bank	$39,645.53
712906801	24060	10032	Ocala National Bank	$59,253.41
712933301	24060	10032	Ocala National Bank	$34,574.02

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
712938701	24060	10032	Ocala National Bank	$56,609.17
712940901	24060	10032	Ocala National Bank	$34,711.90
712946401	24060	10032	Ocala National Bank	$45,678.64
712949701	24060	10032	Ocala National Bank	$184,797.14
712950801	24060	10032	Ocala National Bank	$28,449.55
712958501	24060	10032	Ocala National Bank	$61,725.70
712961801	24060	10032	Ocala National Bank	$28,088.80
712965101	24060	10032	Ocala National Bank	$44,811.80
712971701	24060	10032	Ocala National Bank	$30,268.59
712975001	24060	10032	Ocala National Bank	$34,614.79
712977201	24060	10032	Ocala National Bank	$133,380.04
712979401	24060	10032	Ocala National Bank	$43,796.89
712980501	24060	10032	Ocala National Bank	$34,760.77
712984901	24060	10032	Ocala National Bank	$479,840.81
712987101	24060	10032	Ocala National Bank	$33,814.56
712992601	24060	10032	Ocala National Bank	$33,168.03
713001401	24060	10032	Ocala National Bank	$22,764.41
713003601	24060	10032	Ocala National Bank	$41,513.32
713011301	24060	10032	Ocala National Bank	$36,726.03
713012401	24060	10032	Ocala National Bank	$50,000.00
713013501	24060	10032	Ocala National Bank	$31,813.78
713014601	24060	10032	Ocala National Bank	$33,137.44
713025601	24060	10032	Ocala National Bank	$30,719.23
713026701	24060	10032	Ocala National Bank	$41,069.05
713036601	24060	10032	Ocala National Bank	$9,434.07
713037701	24060	10032	Ocala National Bank	$36,757.94
713061901	24060	10032	Ocala National Bank	$35,908.83
713070701	24060	10032	Ocala National Bank	$34,232.83
713086101	24060	10032	Ocala National Bank	$26,117.29
713094901	24060	10032	Ocala National Bank	$62,940.48
713109201	24060	10032	Ocala National Bank	$64,944.32
713110301	24060	10032	Ocala National Bank	$38,177.00
713111401	24060	10032	Ocala National Bank	$449,987.68
713113601	24060	10032	Ocala National Bank	$25,088.26
713118001	24060	10032	Ocala National Bank	$24,047.71
713119101	24060	10032	Ocala National Bank	$896,456.13
713120201	24060	10032	Ocala National Bank	$26,872.15
713121301	24060	10032	Ocala National Bank	$20,474.31
713122401	24060	10032	Ocala National Bank	$187,239.15
713124601	24060	10032	Ocala National Bank	$206,250.00
713125701	24060	10032	Ocala National Bank	$59,601.79
713126801	24060	10032	Ocala National Bank	$195,293.15
713134501	24060	10032	Ocala National Bank	$23,153.70

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
713136701	24060	10032	Ocala National Bank	$36,709.26
713141101	24060	10032	Ocala National Bank	$97,516.61
713142201	24060	10032	Ocala National Bank	$157,324.57
713145501	24060	10032	Ocala National Bank	$24,700.90
713155401	24060	10032	Ocala National Bank	$74,693.28
713159801	24060	10032	Ocala National Bank	$124,036.31
713160901	24060	10032	Ocala National Bank	$11,386.82
713162001	24060	10032	Ocala National Bank	$42,101.21
713166401	24060	10032	Ocala National Bank	$25,585.06
713168601	24060	10032	Ocala National Bank	$345,593.66
713176301	24060	10032	Ocala National Bank	$3,019.75
713178501	24060	10032	Ocala National Bank	$274,847.57
713182901	24060	10032	Ocala National Bank	$24,157.74
713186201	24060	10032	Ocala National Bank	$46,999.77
713189501	24060	10032	Ocala National Bank	$39,268.36
713209301	24060	10032	Ocala National Bank	$27,802.27
713220301	24060	10032	Ocala National Bank	$39,514.16
713222501	24060	10032	Ocala National Bank	$54,699.07
713223601	24060	10032	Ocala National Bank	$31,497.60
713224701	24060	10032	Ocala National Bank	$32,526.96
713232401	24060	10032	Ocala National Bank	$46,828.86
713234601	24060	10032	Ocala National Bank	$37,784.78
713241201	24060	10032	Ocala National Bank	$24,667.92
713242301	24060	10032	Ocala National Bank	$29,411.00
713258801	24060	10032	Ocala National Bank	$28,787.24
713259901	24060	10032	Ocala National Bank	$41,901.02
713261001	24060	10032	Ocala National Bank	$43,947.64
713269801	24060	10032	Ocala National Bank	$18,978.30
713272001	24060	10032	Ocala National Bank	$50,530.43
713274201	24060	10032	Ocala National Bank	$32,766.40
713286301	24060	10032	Ocala National Bank	$22,411.75
713288501	24060	10032	Ocala National Bank	$114,753.75
713292901	24060	10032	Ocala National Bank	$19,168.97
713295101	24060	10032	Ocala National Bank	$21,689.48
713297301	24060	10032	Ocala National Bank	$33,329.19
713299501	24060	10032	Ocala National Bank	$63,061.82
713300601	24060	10032	Ocala National Bank	$34,940.49
713301701	24060	10032	Ocala National Bank	$400,000.00
713310501	24060	10032	Ocala National Bank	$2,580,968.36
713311601	24060	10032	Ocala National Bank	$1,299,999.99
713316001	24060	10032	Ocala National Bank	$19,105.99
713335801	24060	10032	Ocala National Bank	$84,831.99
713344601	24060	10032	Ocala National Bank	$32,524.83

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
713345701	24060	10032	Ocala National Bank	$73,958.16
713346801	24060	10032	Ocala National Bank	$33,038.58
713353401	24060	10032	Ocala National Bank	$118,583.53
713365501	24060	10032	Ocala National Bank	$33,957.28
713366601	24060	10032	Ocala National Bank	$47,069.63
713369901	24060	10032	Ocala National Bank	$84,338.33
713372101	24060	10032	Ocala National Bank	$38,767.76
713375401	24060	10032	Ocala National Bank	$31,366.76
713376501	24060	10032	Ocala National Bank	$34,981.89
713377601	24060	10032	Ocala National Bank	$51,713.71
713390801	24060	10032	Ocala National Bank	$119,946.65
713405101	24060	10032	Ocala National Bank	$35,317.73
713406301	24060	10032	Ocala National Bank	$47,056.18
713412801	24060	10032	Ocala National Bank	$37,220.52
713416101	24060	10032	Ocala National Bank	$17,252.98
713422701	24060	10032	Ocala National Bank	$46,936.33
713432601	24060	10032	Ocala National Bank	$33,123.28
713433701	24060	10032	Ocala National Bank	$106,774.15
713440301	24060	10032	Ocala National Bank	$39,438.53
713441401	24060	10032	Ocala National Bank	$22,000.00
713444701	24060	10032	Ocala National Bank	$15,995.14
713451301	24060	10032	Ocala National Bank	$62,321.07
713452401	24060	10032	Ocala National Bank	$285,652.09
713468901	24060	10032	Ocala National Bank	$37,352.65
713479901	24060	10032	Ocala National Bank	$30,147.49
713499701	24060	10032	Ocala National Bank	$54,997.63
713510701	24060	10032	Ocala National Bank	$39,284.67
713526101	24060	10032	Ocala National Bank	$42,180.58
713533801	24060	10032	Ocala National Bank	$33,699.92
713534901	24060	10032	Ocala National Bank	$33,568.28
713537101	24060	10032	Ocala National Bank	$238,277.72
713542601	24060	10032	Ocala National Bank	$21,778.56
713551401	24060	10032	Ocala National Bank	$279,455.23
713585501	24060	10032	Ocala National Bank	$13,299.10
713614101	24060	10032	Ocala National Bank	$157,259.22
713632801	24060	10032	Ocala National Bank	$29,707.82
713646001	24060	10032	Ocala National Bank	$17,951.93
713652601	24060	10032	Ocala National Bank	$229,209.74
713695501	24060	10032	Ocala National Bank	$219,541.06
713701001	24060	10032	Ocala National Bank	$19,692.79
713702101	24060	10032	Ocala National Bank	$38,085.93
713703201	24060	10032	Ocala National Bank	$217,675.95
713715301	24060	10032	Ocala National Bank	$12,239.21

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
713716401	24060	10032	Ocala National Bank	$23,596.93
713724101	24060	10032	Ocala National Bank	$18,190.92
713758201	24060	10032	Ocala National Bank	$11,129.76
713760401	24060	10032	Ocala National Bank	$14,012.10
713797801	24060	10032	Ocala National Bank	$244,852.40
713824201	24060	10032	Ocala National Bank	$18,161.36
713839601	24060	10032	Ocala National Bank	$50,617.61
713850601	24060	10032	Ocala National Bank	$38,704.48
713864901	24060	10032	Ocala National Bank	$159,905.56
713868201	24060	10032	Ocala National Bank	$71,955.61
713874801	24060	10032	Ocala National Bank	$13,494.23
713878101	24060	10032	Ocala National Bank	$245,002.26
713890201	24060	10032	Ocala National Bank	$48,252.57
713926501	24060	10032	Ocala National Bank	$14,062.58
713929801	24060	10032	Ocala National Bank	$48,092.20
713945201	24060	10032	Ocala National Bank	$26,606.10
713949601	24060	10032	Ocala National Bank	$6,739.09
713970501	24060	10032	Ocala National Bank	$17,371.27
713985901	24060	10032	Ocala National Bank	$126,452.25
713988101	24060	10032	Ocala National Bank	$9,989.62
714018901	24060	10032	Ocala National Bank	$55,658.70
714034301	24060	10032	Ocala National Bank	$18,311.26
714048601	24060	10032	Ocala National Bank	$17,591.28
714055201	24060	10032	Ocala National Bank	$18,265.64
714056301	24060	10032	Ocala National Bank	$17,464.91
714131101	24060	10032	Ocala National Bank	$123,354.25
714160801	24060	10032	Ocala National Bank	$8,782.90
714176201	24060	10032	Ocala National Bank	$273,336.08
714177301	24060	10032	Ocala National Bank	$303,625.70
714202601	24060	10032	Ocala National Bank	$33,087.73
714247701	24060	10032	Ocala National Bank	$106,175.08
714289501	24060	10032	Ocala National Bank	$22,026.70
714302701	24060	10032	Ocala National Bank	$134,269.86
714303801	24060	10032	Ocala National Bank	$134,269.88
714323601	24060	10032	Ocala National Bank	$1,466,284.17
714326901	24060	10032	Ocala National Bank	$102,071.80
714368701	24060	10032	Ocala National Bank	$216,350.16
714381901	24060	10032	Ocala National Bank	$30,255.95
714405001	24060	10032	Ocala National Bank	$142,259.12
714406101	24060	10032	Ocala National Bank	$57,442.39
714416001	24060	10032	Ocala National Bank	$149,943.34
720012300	24060	10095	Integrity Bank of Florida	$2,455,746.64
726002794	24061	10021	Franklin Bank SSB	$21,302.26

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
750002982	24060	10027	Haven Trust Bank	$2,353.91
750003857	24060	10027	Haven Trust Bank	$340,000.00
750004517	24060	10027	Haven Trust Bank	$1,200,000.00
750004657	24060	10027	Haven Trust Bank	$22,865.60
750004806	24060	10027	Haven Trust Bank	$185,000.00
815811375	24061	10021	Franklin Bank SSB	$15,016.64
900004100	24060	10048	Omni National Bank	$849,686.42
900025100	24060	10048	Omni National Bank	$132,220.63
900029200	24060	10048	Omni National Bank	$83,750.95
900035200	24060	10048	Omni National Bank	$83,685.90
900057200	24061	10048	Omni National Bank	$49,484.95
900062500	24060	10048	Omni National Bank	$108,427.65
900063900	24060	10048	Omni National Bank	$28,574.47
900066400	24060	10048	Omni National Bank	$44,437.00
900072000	24060	10048	Omni National Bank	$172,849.98
900072700	24060	10048	Omni National Bank	$1,890,090.00
900078400	24060	10048	Omni National Bank	$30,538.49
900086400	24060	10048	Omni National Bank	$134,550.12
900093200	24060	10048	Omni National Bank	$45,582.00
900096000	24060	10048	Omni National Bank	$75,000.00
900104000	24061	10048	Omni National Bank	$496,017.36
1806107601	24060	10022	The Community Bank	$112,746.83
1806107602	24060	10022	The Community Bank	$112,746.83
1806107603	24060	10022	The Community Bank	$112,746.83
1806107607	24060	10022	The Community Bank	$112,746.77
1806107615	24060	10022	The Community Bank	$123,985.57
1806107616	24060	10022	The Community Bank	$123,985.57
1806107617	24060	10022	The Community Bank	$123,985.57
1806107627	24060	10022	The Community Bank	$117,563.44
1806107628	24060	10022	The Community Bank	$117,563.44
1806107631	24060	10022	The Community Bank	$2,855.52
1806107636	24060	10022	The Community Bank	$123,985.57
1806107709	24060	10022	The Community Bank	$39,836.49
1806107710	24060	10022	The Community Bank	$39,836.49
1806107711	24060	10022	The Community Bank	$39,836.49
1806107712	24060	10022	The Community Bank	$39,836.49
1806107718	24060	10022	The Community Bank	$39,988.94
1806107721	24060	10022	The Community Bank	$39,857.89
1806107723	24060	10022	The Community Bank	$39,857.90
1806107725	24060	10022	The Community Bank	$39,857.90
1806107729	24060	10022	The Community Bank	$39,898.85
1806107730	24060	10022	The Community Bank	$42,150.42
1806107732	24060	10022	The Community Bank	$39,898.84

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
1806107734	24060	10022	The Community Bank	$39,898.84
1806107735	24060	10022	The Community Bank	$39,898.84
1807006418	24060	10022	The Community Bank	$237,769.79
1807006420	24060	10022	The Community Bank	$235,951.04
1807025200	24060	10022	The Community Bank	$73,599.52
1807025202	24060	10022	The Community Bank	$73,593.82
1807025215	24060	10022	The Community Bank	$73,588.12
1807025216	24060	10022	The Community Bank	$73,603.32
1807025222	24060	10022	The Community Bank	$73,588.12
1807025223	24060	10022	The Community Bank	$73,597.62
1807025224	24060	10022	The Community Bank	$73,599.52
1807025298	24060	10022	The Community Bank	$73,603.32
1807025299	24060	10022	The Community Bank	$73,593.82
1807037638	24060	10022	The Community Bank	$150,361.03
1807037639	24060	10022	The Community Bank	$162,372.30
1807037640	24060	10022	The Community Bank	$152,481.81
1807037731	24060	10022	The Community Bank	$104,903.52
1807037736	24060	10022	The Community Bank	$104,903.36
1807091311	24060	10022	The Community Bank	$166,042.56
1807091312	24060	10022	The Community Bank	$125,020.59
1807091313	24060	10022	The Community Bank	$124,030.59
1807091314	24060	10022	The Community Bank	$117,769.44
1807091321	24060	10022	The Community Bank	$175,097.81
1807091322	24060	10022	The Community Bank	$192,065.86
1807091323	24060	10022	The Community Bank	$180,617.81
1807097963	24060	10022	The Community Bank	$183,764.95
1807097964	24060	10022	The Community Bank	$185,369.00
1808030407	24060	10022	The Community Bank	$128,892.43
1808030427	24060	10022	The Community Bank	$134,799.63
1808030488	24060	10022	The Community Bank	$127,217.36
1808030522	24060	10022	The Community Bank	$101,702.41
1808030523	24060	10022	The Community Bank	$101,702.41
1817025210	24060	10022	The Community Bank	$73,597.62
2191093599	24061	10021	Franklin Bank SSB	$4,035.60
2822093831	24061	10021	Franklin Bank SSB	$2,363.18
2822093840	24061	10021	Franklin Bank SSB	$1,996.04
3001093645	24061	10021	Franklin Bank SSB	$25,857.02
6070093769	24061	10021	Franklin Bank SSB	$23,629.08
6087141198	24060	10038	Riverside Bank Of The Gulf Coast	$22,600.14
7134030401	24060	10032	Ocala National Bank	$249,362.96
8163062900	24061	10021	Franklin Bank SSB	$2,551.35
8190148776	24061	10021	Franklin Bank SSB	$38,596.54
8190184255	24060	10021	Franklin Bank SSB	$98,944.19

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
8190184268	24060	10021	Franklin Bank SSB	$68,480.66
8190197450	24060	10021	Franklin Bank SSB	$116,110.12
8190197452	24060	10021	Franklin Bank SSB	$83,071.23
8190197456	24060	10021	Franklin Bank SSB	$105,461.38
8190197473	24060	10021	Franklin Bank SSB	$175,580.01
8190197478	24060	10021	Franklin Bank SSB	$139,597.45
8190197480	24060	10021	Franklin Bank SSB	$156,682.19
8190197482	24060	10021	Franklin Bank SSB	$122,367.29
8190197486	24060	10021	Franklin Bank SSB	$129,071.89
8190219655	24060	10021	Franklin Bank SSB	$75,905.44
8190220473	24060	10021	Franklin Bank SSB	$97,947.98
8190220476	24060	10021	Franklin Bank SSB	$110,260.44
8190264250	24060	10021	Franklin Bank SSB	$98,338.99
8190273353	24061	10021	Franklin Bank SSB	$59,424.08
8190273356	24061	10021	Franklin Bank SSB	$67,058.21
8190273358	24061	10021	Franklin Bank SSB	$31,201.29
8190273359	24061	10021	Franklin Bank SSB	$17,049.78
8190273362	24061	10021	Franklin Bank SSB	$29,854.14
8190273363	24061	10021	Franklin Bank SSB	$42,554.55
8190280867	24060	10021	Franklin Bank SSB	$183,087.70
8190280868	24060	10021	Franklin Bank SSB	$197,294.45
8190280870	24060	10021	Franklin Bank SSB	$220,629.93
8190280879	24060	10021	Franklin Bank SSB	$155,563.25
8190280882	24060	10021	Franklin Bank SSB	$246,755.14
8190336851	24060	10021	Franklin Bank SSB	$236,866.01
8190363263	24062	10021	Franklin Bank SSB	$60,953.70
8190402851	24062	10021	Franklin Bank SSB	$97,697.52
8190402852	24062	10021	Franklin Bank SSB	$61,098.00
8190402853	24062	10021	Franklin Bank SSB	$98,661.05
8190475472	24061	10021	Franklin Bank SSB	$33,352.01
8190533055	24060	10021	Franklin Bank SSB	$76,349.32
8190541351	24060	10021	Franklin Bank SSB	$74,033.06
8428093874	24061	10021	Franklin Bank SSB	$18,758.62
8501064401	24061	10021	Franklin Bank SSB	$3,818.12
8501064700	24061	10021	Franklin Bank SSB	$22,972.22
8501066706	24061	10021	Franklin Bank SSB	$34,715.15
8501066711	24061	10021	Franklin Bank SSB	$17,113.61
8501066726	24061	10021	Franklin Bank SSB	$26,311.79
8501066871	24061	10021	Franklin Bank SSB	$19,507.86
8501066981	24061	10021	Franklin Bank SSB	$19,744.86
8501068025	24061	10021	Franklin Bank SSB	$40,032.68
8501068029	24061	10021	Franklin Bank SSB	$36,053.61
8501068069	24061	10021	Franklin Bank SSB	$34,231.22

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
8501068097	24061	10021	Franklin Bank SSB	$58,177.21
8501068172	24061	10021	Franklin Bank SSB	$34,831.56
8501068183	24061	10021	Franklin Bank SSB	$30,469.31
8501068188	24061	10021	Franklin Bank SSB	$86,761.51
8501068196	24061	10021	Franklin Bank SSB	$31,878.24
8501069878	24061	10021	Franklin Bank SSB	$21,244.86
8501069898	24061	10021	Franklin Bank SSB	$24,172.77
8501070014	24061	10021	Franklin Bank SSB	$748.62
8503058126	24061	10021	Franklin Bank SSB	$10,652.94
8503058544	24061	10021	Franklin Bank SSB	$7,820.89
8503058713	24061	10021	Franklin Bank SSB	$7,455.94
60404000018	24060	10038	Riverside Bank Of The Gulf Coast	$192,333.15
60503000060	24060	10038	Riverside Bank Of The Gulf Coast	$168,922.34
60510000076	24060	10038	Riverside Bank Of The Gulf Coast	$168,688.12
60511000083	24060	10038	Riverside Bank Of The Gulf Coast	$223,690.41
60512000086	24060	10038	Riverside Bank Of The Gulf Coast	$223,289.72
60517000102	24060	10038	Riverside Bank Of The Gulf Coast	$223,972.68
60519000115	24060	10038	Riverside Bank Of The Gulf Coast	$223,719.48
60519000116	24060	10038	Riverside Bank Of The Gulf Coast	$223,972.68
60526000133	24060	10038	Riverside Bank Of The Gulf Coast	$223,994.21
60531000142	24060	10038	Riverside Bank Of The Gulf Coast	$287,335.93
60605000156	24060	10038	Riverside Bank Of The Gulf Coast	$171,294.64
60608000165	24060	10038	Riverside Bank Of The Gulf Coast	$228,369.57
60608000170	24060	10038	Riverside Bank Of The Gulf Coast	$224,400.00
60609000171	24060	10038	Riverside Bank Of The Gulf Coast	$228,314.05
60609000173	24060	10038	Riverside Bank Of The Gulf Coast	$223,915.70
60623000208	24060	10038	Riverside Bank Of The Gulf Coast	$379,513.63
60629000219	24060	10038	Riverside Bank Of The Gulf Coast	$88,203.38
60630000222	24060	10038	Riverside Bank Of The Gulf Coast	$88,203.38
60725000305	24060	10038	Riverside Bank Of The Gulf Coast	$221,261.47
60803000335	24060	10038	Riverside Bank Of The Gulf Coast	$204,028.00
60810000356	24060	10038	Riverside Bank Of The Gulf Coast	$211,326.45
60814000359	24060	10038	Riverside Bank Of The Gulf Coast	$157,072.75
60814000360	24060	10038	Riverside Bank Of The Gulf Coast	$157,072.75
60926000490	24060	10038	Riverside Bank Of The Gulf Coast	$235,450.00
61005000513	24060	10038	Riverside Bank Of The Gulf Coast	$41,983.59
61006000516	24060	10038	Riverside Bank Of The Gulf Coast	$31,402.60
61030000588	24060	10038	Riverside Bank Of The Gulf Coast	$175,084.35
61115000643	24060	10038	Riverside Bank Of The Gulf Coast	$385,386.93
61207000705	24060	10038	Riverside Bank Of The Gulf Coast	$480,690.47
61213000711	24060	10038	Riverside Bank Of The Gulf Coast	$332,000.00
70105000764	24060	10038	Riverside Bank Of The Gulf Coast	$371,021.74
70212000858	24060	10038	Riverside Bank Of The Gulf Coast	$53,779.81

MULTIBANK 2009-1 RES ADC

Acct No	Pool #	Fund id	Institution Name	Current Balance
70215000866	24060	10038	Riverside Bank Of The Gulf Coast	$95,353.55
70215000872	24060	10038	Riverside Bank Of The Gulf Coast	$176,300.89
70412000007	24060	10038	Riverside Bank Of The Gulf Coast	$91,362.00
70509000125	24060	10038	Riverside Bank Of The Gulf Coast	$129,162.92
70718000297	24060	10038	Riverside Bank Of The Gulf Coast	$406,644.40
71207000511	24060	10038	Riverside Bank Of The Gulf Coast	$86,366.13

5,166				$2,253,474,487.06

EXHIBIT B

ELECTRONIC TRACKING AGREEMENT

B

Multibank Structured Transaction 2009-1 RES-ADC

Servicing Agreement

FDIC - Servicing Agreement- Multibank 2009 - RES-ADC

FORM OF

ELECTRONIC TRACKING AGREEMENT

THIS ELECTRONIC TRACKING AGREEMENT (this “Agreement”) is made and entered into as of February 9, 2010 by and among (a) RL RES 2009-1 Investments, LLC (the “Manager”); (b) Quantum Servicing Corporation (the “Servicer”); (c) MERSCORP, Inc. (the “Electronic Agent”); (d) Mortgage Electronic Registration Systems, Inc. (“MERS”); (e) the Federal Deposit Insurance Corporation (in any capacity, the “FDIC”), as receiver (“Receiver”) for various failed financial institutions (including its successors and assigns thereto), as initial member pursuant to the LLC Operating Agreement referred to below (the “Initial Member”); and (f) the FDIC, as Receiver, as collateral agent pursuant to the Reimbursement, Security and Guaranty Agreement referred to below (including its successors and assigns thereto) (the “Collateral Agent”).

WHEREAS, the Manager and the Servicer have entered into that certain Servicing Agreement, dated as of February 9, 2010 (the “Servicing Agreement”), pursuant to which, among other things, the Servicer is responsible for servicing the Mortgage Loans; and

WHEREAS, pursuant to the Amended and Restated Limited Liability Company Operating Agreement of Multibank 2009-1 RES-ADC Venture, LLC (the “Company”), dated as of February 9, 2010 (the “LLC Operating Agreement”), the Initial Member has the right to replace the Manager and to control the actions of the Company with respect to the Mortgage Loans (as defined below); and

WHEREAS, pursuant to the Reimbursement, Security and Guaranty Agreement dated as of February 9, 2010 (the “Reimbursement, Security and Guaranty Agreement”), by and among the Company, the Collateral Agent, the Initial Member, the FDIC acting in its corporate capacity and the guarantors party thereto, the Company has pledged the Mortgage Loans to the Secured Parties defined therein and such Secured Parties will have a first priority security interest in the Mortgage Loans; and

WHEREAS, the Manager and each Rights Holder (as defined below) desire to continue to have the Mortgage Loans registered on the MERS® System (defined below) such that the mortgagee of record under each Mortgage (defined below) shall be identified as MERS.

NOW, THEREFORE, the parties, intending to be legally bound, agree as follows:

1. Definitions.

Capitalized terms used in this Agreement shall have the meanings assigned to them below.

“Affected Loans” shall have the meaning assigned to such term in Section 4(b).

“Agreement” shall have the meaning assigned to such term in the preamble.

“Assignment of Mortgage” shall mean, with respect to any Mortgage, an assignment of the Mortgage, notice of transfer or equivalent instrument in recordable form, sufficient under the laws of the jurisdiction wherein the related mortgaged property is located to effect the assignment of the Mortgage upon recordation.

Multibank Structured Transaction 2009-1 RES-ADC

Servicing Agreement

Form of Electronic Tracking Agreement

“Collateral Agent” shall have the meaning given in the preamble.

“Collateral Agent Notice” shall have the meaning given in Section 4(i).

“Company” shall have the meaning given in the recitals.

“Electronic Agent” shall have the meaning given in the preamble.

“Event of Default” shall mean any of a Default as defined in the Servicing Agreement or an “Event of Default” as defined in the LLC Operating Agreement or an “Event of Default” as defined in the Reimbursement, Security and Guaranty Agreement.

“FDIC” shall have the meaning given in the preamble.

“Initial Member” shall have the meaning given in the preamble.

“LLC Operating Agreement” shall have the meaning given in the recitals.

“Manager” shall have the meaning given in the preamble.

“MERS” shall have the meaning given in the preamble.

“MERS Designated Mortgage Loan” shall have the meaning given in Section 3.

“MERS Procedures Manual” shall mean the MERS Procedures Manual attached as Exhibit B hereto, as it may be amended from time to time.

“MERS® System” shall mean the Electronic Agent’s mortgage electronic registry system, as more particularly described in the MERS Procedures Manual.

“Mortgage” shall mean a lien, mortgage or deed of trust securing a Mortgage Note.

“Mortgage Loan” shall mean each mortgage loan held by the Company that is, as of the date hereof, registered on the MERS® System.

“Mortgage Note” shall mean a promissory note or other evidence of indebtedness of the obligor thereunder, representing a Mortgage Loan, and secured by the related Mortgage.

“Notice of Default” shall mean a notice from any Rights Holder that an Event of Default has occurred and is continuing, substantially in the form of Exhibit C hereto.

“Opinion of Counsel” shall mean a written opinion of counsel in form and substance reasonably acceptable to each Rights Holder.

Multibank Structured Transaction 2009-1 RES-ADC

Servicing Agreement

Form of Electronic Tracking Agreement

“Person” shall mean any individual, corporation, company, voluntary association, partnership, joint venture, limited liability company, trust, unincorporated association or government (or any agency, instrumentality or political subdivision thereof).

“Receiver” shall have the meaning given in the preamble.

“Reimbursement, Security and Guaranty Agreement” shall have the meaning given in the recitals.

“Rights Holder” shall mean the Initial Member and the Collateral Agent; provided, that (a) rights of the Initial Member as Rights Holder shall be junior and subordinate to the rights of the Collateral Agent in such capacity to the extent set forth in Section 4(i) below; and (b) upon delivery by Collateral Agent of the Collateral Agent Notice pursuant to Section 4(i) below, the Collateral Agent shall cease, on a going forward basis (and without termination of any indemnity rights or rights with respect to any period prior to delivery of such Collateral Agent Notice), to be a Rights Holder hereunder.

“Servicing Agreement” shall have the meaning given in the recitals.

“Secured Parties” shall mean collectively, the Collateral Agent, each co-agent or sub-agent appointed by the Collateral Agent from time to time pursuant to the Reimbursement, Security and Guaranty Agreement and the FDIC acting in its corporate capacity as Purchase Money Notes Guarantor under the Reimbursement, Security and Guaranty Agreement.

“Senior Rights Holder” shall mean (a) the Collateral Agent, for so long as it is a Rights Holder, and (b) thereafter, the Initial Member.

“Servicer” shall have the meaning given in the preamble.

“Subservicer” shall mean any subservicers engaged by the Servicer as permitted under the LLC Operating Agreement.

2. Appointment of the Electronic Agent.

(a) Each Rights Holder and the Manager, by execution and delivery of this Agreement, each does hereby appoint MERSCORP, Inc. as the Electronic Agent, subject to the terms of this Agreement, to perform the obligations set forth herein.

(b) MERSCORP, Inc., by execution and delivery of this Agreement, does hereby (i) agree with each Rights Holder and the Manager, subject to the terms of this Agreement, to perform the services set forth herein, and (ii) accepts its appointment as the Electronic Agent.

3. Designation of MERS as Mortgagee of Record; Designation of Investor and Servicer of Record in MERS.

The Manager represents, warrants and covenants that (a) it has designated or shall designate MERS as, and has taken or will take such action as is necessary to cause MERS to be, the mortgagee of record, as nominee for the Company, with respect to the Mortgage Loans in

Multibank Structured Transaction 2009-1 RES-ADC

Servicing Agreement

Form of Electronic Tracking Agreement

accordance with the MERS Procedures Manual, (b) it has designated or will promptly designate the Servicer as the “investor” and the Servicer as the “servicer” in the MERS® System for each such Mortgage Loan (each Mortgage Loan so designated is a “MERS Designated Mortgage Loan”) and the Collateral Agent or the Initial Member as the “interim funder” on the MERS® System with respect to each MERS Designated Mortgage Loan, and, if applicable pursuant to the LLC Operating Agreement, will designate any Subservicer retained under the Servicing Agreement as the “subservicer”; provided, however, the Manager may, pursuant to the terms of the LLC Operating Agreement, (i) designate the Company as the “investor” with respect to any such MERS Designated Mortgage Loan, and (ii) designate itself as the “servicer” with respect to any such MERS Designated Mortgage Loan, in which case the Servicer shall be designated as the “subservicer” with respect thereto; provided further, no other Person shall be identified on the MERS® System as having any interest in such MERS Designated Mortgage Loan unless otherwise consented to by the Collateral Agent (or required pursuant to this Agreement), and (c) upon receipt of the Collateral Agent Notice will promptly designate the Initial Member as the “interim funder” on the MERS® System with respect to each MERS Designated Mortgage Loan.

4. Obligations of the Electronic Agent; Rights of Collateral Agent Superior to Initial Member.

(a) The Electronic Agent shall ensure that MERS, as the mortgagee of record under each MERS Designated Mortgage Loan, shall promptly forward all properly identified notices MERS receives in such capacity to the person or persons identified in the MERS® System as the servicer as well as, if a subservicer is identified in the MERS® System, the subservicer for such MERS Designated Mortgage Loan.

(b) Upon receipt of a Notice of Default, in the form of Exhibit C, from a Rights Holder in which such Rights Holder shall identify the MERS Designated Mortgage Loans with respect to which the Manager’s right to act as servicer or Servicer’s right to act as investor, servicer, or subservicer, as applicable thereof has been terminated by such Rights Holder (the “Affected Loans”), the Electronic Agent shall modify the applicable investor fields, servicer fields and/or subservicer fields to reflect the investor, servicer and/or subservicer on the MERS® System as such Rights Holder or such Rights Holder’s designee with respect to such Affected Loans. Following such Notice of Default, the Electronic Agent shall follow the instructions of each Rights Holder with respect to the Affected Loans, without further consent of the Manager or the Servicer (and, in the case of instructions by the Collateral Agent, without further consent of the Initial Member), and shall deliver to each Rights Holder any documents and/or information (to the extent such documents or information are in the possession or control of the Electronic Agent) with respect to the Affected Loans requested by such Rights Holder.

(c) Upon the Senior Rights Holder’s request and instructions, and at the Manager’s sole cost and expense, the Electronic Agent shall deliver to such Rights Holder or its designee an Assignment of Mortgage from MERS, in blank, in recordable form but unrecorded with respect to each Affected Loan; provided, however, that the Electronic Agent shall not be required to comply with the foregoing unless the costs of doing so shall be paid by the Servicer, the Manager or a third party.

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(d) The Electronic Agent shall promptly notify each Rights Holder and the Manager if it has actual knowledge that any mortgage, pledge, lien, security interest or other charge or encumbrance exists with respect to any of the Mortgage Loans. Upon the reasonable request of a Rights Holder or the Manager, the Electronic Agent shall review the “investor” and “interim funder” fields and shall notify such Rights Holder if any Person other than the Company or Servicer is identified in the “investor” field or if any Person is identified in the “interim funder” field.

(e) In the event that (i) any Rights Holder, the Company, the Manager, the Servicer, the Electronic Agent or MERS shall be served by a third party with any type of levy, attachment, writ or court order with respect to any MERS Designated Mortgage Loan or (ii) a third party shall institute any court proceeding by which any MERS Designated Mortgage Loan shall be required to be delivered otherwise than in accordance with the provisions of this Agreement, the Electronic Agent shall promptly deliver or cause to be delivered to the other parties to this Agreement copies of all court papers, orders, documents and other materials concerning such proceedings.

(f) Upon the request of any Rights Holder, the Electronic Agent shall run a query with respect to any and all specified fields with respect to any or all of the MERS Designated Mortgage Loans and, if requested by Senior Rights Holder, shall change the information in the “interim funder” field in accordance with Senior Rights Holder’s instructions.

(g) MERS, as mortgagee of record for the MERS Designated Mortgage Loans, shall take all such actions as may be required by a mortgagee in connection with servicing the MERS Designated Mortgage Loans at the request of the applicable servicer identified on the MERS® System, including, but not limited to, executing and/or recording, any modification, waiver, subordination agreement, instrument of satisfaction or cancellation, partial or full release, discharge or any other comparable instruments, at the sole cost and expense of the Manager.

(h) MERS shall cause certain officers or other representatives of each Rights Holder to be appointed as agents of MERS with respect to the MERS Designated Mortgage Loans, with the power to wield all of the powers specified in the form of power of attorney used to appoint such agent, substantially in the form attached hereto as Exhibit D.

(i) Until such time as MERS and the Electronic Agent receive notice from the Collateral Agent that all obligations under the Reimbursement, Security and Guaranty Agreement have been paid and performed in full (the “Collateral Agent Notice”), (i) all rights of the Collateral Agent as a Rights Holder hereunder shall be senior and superior to all rights of the Initial Member, as a Rights Holder hereunder, including without limitation the right to assign Mortgage Loans, change the “interim funder” field, instruct MERS, deliver a Notice of Default, permit MERS or the Electronic Agent to assign this Agreement or resign hereunder, remove MERS or the Electronic Agent under this Agreement, or terminate this Agreement, and (ii) in the event of any conflicting instructions from the Collateral Agent and the Initial Member, the instructions from the Collateral Agent shall govern and control.

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5. Access to Information.

Upon any Rights Holder’s request, the Electronic Agent shall furnish to such Rights Holder or its respective auditors information in its possession with respect to the MERS Designated Mortgage Loans and shall permit them to inspect the Electronic Agent’s and MERS’ records relating to the MERS Designated Mortgage Loans at all reasonable times during regular business hours.

6. Representations of the Electronic Agent and MERS.

The Electronic Agent and MERS hereby represent and warrant as of the date hereof that:

(a) each of the Electronic Agent and MERS has the corporate power and authority and the legal right to execute and deliver, and to perform its obligations under this Agreement, and has taken all necessary corporate action to authorize its execution, delivery and performance of this Agreement;

(b) no consent or authorization of, filing with, or other act by or in respect of, any arbitrator or governmental authority and no consent of any other Person is required in connection with the execution, delivery, performance, validity or enforceability of this Agreement;

(c) this Agreement has been duly executed and delivered on behalf of the Electronic Agent and MERS and constitutes a legal, valid and binding obligation of the Electronic Agent and MERS enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (whether enforcement is sought in proceedings in equity or at law);

(d) the Electronic Agent and MERS will maintain at all times insurance policies for fidelity and errors and omissions in amounts of at least three million dollars ($3,000,000) and five million dollars ($5,000,000) respectively, and a certificate and policy of the insurer shall be furnished to each Rights Holder upon request and shall contain a statement of the insurer that such insurance will not be terminated prior to thirty (30) days’ written notice to each Rights Holder.

7. Covenants of MERS.

(a) MERS shall (i) not incur any indebtedness other than in the ordinary course of its business, (ii) not engage in any dissolution, liquidation, consolidation, merger or sale of assets, (iii) not engage in any business activity in which it is not currently engaged, (iv) not take any action that might cause MERS to become insolvent, (v) not form, or cause to be formed, any subsidiaries, (vi) maintain books and records separate from any other Person, (vii) maintain its bank accounts separate from any other Person, (viii) not commingle its assets with those of any other Person and hold all of its assets in its own name, (ix) conduct its own business in its own name, (x) pay its own liabilities and expenses only out of its own funds, (xi) observe all corporate formalities, (xii) enter into transactions with affiliates only if each such transaction is intrinsically fair, commercially reasonable, and on the same terms as would be available in an

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arm’s length transaction with a Person that is not an affiliate, (xiii) pay the salaries of its own employees from its own funds, (xiv) maintain a sufficient number of employees in light of its contemplated business operations, (xv) not guarantee or become obligated for the debts of any other Person, (xvi) not hold out its credit as being available to satisfy the obligation of any other Person, (xvii) not acquire the obligations or securities of its affiliates or owners, including partners, members or shareholders, as appropriate, (xviii) not make loans to any other Person or buy or hold evidence of indebtedness issued by any other Person (except for cash and investment-grade securities), (xix) allocate fairly and reasonably any overhead expenses that are shared with an affiliate, including paying for office space and services performed by any employee of any affiliate, (xx) use separate stationery, invoices, and checks bearing its own name, (xxi) not pledge its assets for the benefit of any other Person, (xxii) hold itself out as a separate identity, (xxiii) correct any known misunderstanding regarding its separate identity and not identify itself as a division of any other Person, and (xxiv) maintain adequate capital in light of its contemplated business operations.

(b) MERS agrees that in no event shall MERS’ status as mortgagee of record with respect to any MERS Designated Mortgage Loan confer upon MERS any rights or obligations as an owner of any MERS Designated Mortgage Loan or the servicing rights related thereto, and MERS will not exercise such rights unless directed to do so by Senior Rights Holder.

8. Covenants of the Manager and the Servicer.

(a) The Servicer represents that it is and covenants that is will remain a member of MERS in good standing. The Manager covenants that if it causes the Company to be designated as the “investor” with respect to any MERS Designated Mortgage Loan as provided in Section 3, it shall cause the Company to become a member of MERS in good standing and remain a member of MERS in good standing so long it is designated as the “investor” with respect to such MERS Designated Mortgage Loans.

(b) Each of the Manager and the Servicer hereby covenants and agrees with each Rights Holder and each other that, with respect to each MERS Designated Mortgage Loan, it will not identify any party except the Company or the Servicer in the “investor” field and will not identify any party except the Collateral Agent or Initial Member, as applicable in accordance with Section 3, in the “interim funder” field on the MERS® System.

(c) The Manager or the Servicer will provide each Rights Holder with MERS Identification Numbers for each MERS Designated Mortgage Loan.

9. No Adverse Interest of the Electronic Agent or MERS.

By execution of this Agreement, the Electronic Agent and MERS each represents and warrants that it currently holds, and during the existence of this Agreement shall hold, no adverse interest, by way of security or otherwise, in any MERS Designated Mortgage Loan. The MERS Designated Mortgage Loans shall not be subject to any security interest, lien or right to set-off by the Electronic Agent, MERS, or any third party claiming through the Electronic Agent or MERS, and neither the Electronic Agent nor MERS shall pledge, encumber, hypothecate, transfer, dispose of, or otherwise grant any third party interest in, the MERS Designated Mortgage Loans.

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10. Indemnification of the Rights Holder.

The Electronic Agent agrees to indemnify and hold each Rights Holder and its designees harmless against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements, including reasonable attorneys’ fees, that such Rights Holder may sustain arising out of any breach by the Electronic Agent of this Agreement, the Electronic Agent’s negligence, bad faith or willful misconduct, its failure to comply with any Rights Holder’s instructions hereunder (for which appropriate evidence of any applicable written consent of the Senior Rights Holder to such instructions shall have been delivered to the Electronic Agent) or to the extent caused by delays or failures arising out of the inability of such Rights Holder or the Electronic Agent to access information on the MERS® System. The foregoing indemnification shall survive any termination or assignment of this Agreement.

11. Reliance of the Electronic Agent.

(a) In the absence of bad faith on the part of the Electronic Agent, the Electronic Agent may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any request, instruction, certificate or other document furnished to the Electronic Agent, reasonably believed by the Electronic Agent to be genuine and to have been signed or presented by the proper party or parties and conforming to the requirements of this Agreement.

(b) Notwithstanding any contrary information which may be delivered to the Electronic Agent by the Manager or the Servicer, the Electronic Agent may conclusively rely on any information or Notice of Default delivered by any Rights Holder, and the Manager and the Servicer shall indemnify and hold the Electronic Agent harmless for any and all claims asserted against it for any actions taken in good faith by the Electronic Agent in connection with the delivery of such information or Notice of Default.

12. Fees.

It is understood that the Electronic Agent or its successor will charge such fees and expenses for its services hereunder as set forth in a separate agreement between the Electronic Agent and the Manager. The Electronic Agent shall give prompt written notice of any disciplinary action instituted with respect to the Manager’s failure to pay any fees required in connection with its use of the MERS® System, and will give written notice to each Rights Holder at least thirty (30) days prior to any revocation of the Servicer’s membership and, if applicable in accordance with Section 3, the Company’s membership, in the MERS® System.

13. Resignation of the Electronic Agent; Termination.

(a) Each Rights Holder has entered into this Agreement with the Electronic Agent and MERS in reliance upon the independent status of the Electronic Agent and MERS, and the representations as to the adequacy of their facilities, personnel, records and procedures, its integrity, reputation and financial standing, and the continuance thereof. Neither the Electronic

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Agent nor MERS shall assign this Agreement or the responsibilities hereunder or delegate their rights or duties hereunder (except as expressly disclosed in writing to, and approved by, each Rights Holder) or any portion hereof or sell or otherwise dispose of all or substantially all of its property or assets without providing each Rights Holder with at least sixty (60) days’ prior written notice thereof.

(b) Neither the Electronic Agent nor MERS shall resign from the obligations and duties hereby imposed on them except by mutual consent of the Electronic Agent, MERS and each Rights Holder, or upon the determination that the duties of the Electronic Agent and MERS hereunder are no longer permissible under applicable law and such incapacity cannot be cured by the Electronic Agent and MERS. Any such determination permitting the resignation of the Electronic Agent and MERS shall be evidenced by an Opinion of Counsel to such effect delivered to each Rights Holder, which Opinion of Counsel shall be in form and substance acceptable to each Rights Holder. No such resignation shall become effective until the Electronic Agent and MERS have delivered to the Senior Rights Holder all of the Assignments of Mortgage, in blank, in recordable form but unrecorded for each MERS Designated Mortgage Loan identified by the Senior Rights Holder.

14. Removal of the Electronic Agent.

(a) Senior Rights Holder or the Manager, with or without cause with respect to the performance of the Electronic Agent under this Agreement, may remove and discharge the Electronic Agent and MERS from the performance of its duties under this Agreement with respect to some or all of the MERS Designated Mortgage Loans by written notice from Senior Rights Holder or the Manager, as applicable, to the other parties hereto.

(b) In the event of termination of this Agreement, at Manager’s sole cost and expense (except for termination pursuant to delivery of a Notice of Default or termination by the Electronic Agent pursuant to Section 16) the Electronic Agent shall follow the instructions of Senior Rights Holder for the disposition of the documents in its possession pursuant to this Agreement, and deliver to Senior Rights Holder an Assignment of Mortgage, in blank, in recordable form but unrecorded for each MERS Designated Mortgage Loan identified by Senior Rights Holder. Notwithstanding the foregoing, in the event that Senior Rights Holder or the Manager terminates this Agreement with respect to some, but not all, of the MERS Designated Mortgage Loans, this Agreement shall remain in full force and effect with respect to any MERS Designated Mortgage Loans for which this Agreement is not terminated hereunder. Notwithstanding any termination of this Agreement, the provisions of Section 10 shall survive any termination.

15. Notices.

All written communications hereunder shall be delivered, by overnight courier, to the Electronic Agent and/or the Rights Holder and/or the Manager and/or the Servicer as indicated on the signature page hereto, or at such other address as designated by such party in a written notice to the other parties. All such communications shall be deemed to have been duly given upon receipt (or refusal thereof), in each case given or addressed as aforesaid.

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16. Term of Agreement.

(a) This Agreement shall continue to be in effect until terminated by the Manager or Senior Rights Holder in accordance with Section 14(a) or the Electronic Agent sending written notice to the other parties of this Agreement at least thirty (30) days prior to said termination.

(b) Upon the termination of this Agreement by the Electronic Agent or the termination of this Agreement by Senior Rights Holder for cause as provided in Section 14(a), the Electronic Agent shall, at the Electronic Agent’s sole cost and expense, execute and deliver to Senior Rights Holder or its designee an Assignment of Mortgage with respect to each MERS Designated Mortgage Loan identified by Senior Rights Holder, in blank, in recordable form but unrecorded. In the event that this Agreement is terminated by the Manager or Senior Rights Holder without cause as provided in Section 14(a) the duties of the Electronic Agent in the preceding sentence shall be at the sole cost and expense of the Manager. In addition, Senior Rights Holder and the Electronic Agent may, at the sole option of Senior Rights Holder, and the Manager and the Electronic Agent may, at the sole option of Manager, enter into a separate agreement which shall be mutually acceptable to the respective parties with respect to any or all of the MERS Designated Mortgage Loans with respect to which this Agreement is terminated.

17. Authorizations.

Any of the persons whose signatures and titles appear on Exhibit A hereto are authorized, acting singly, to act for the Rights Holder, the Manager, the Servicer, the Electronic Agent or MERS, as the case may be, under this Agreement. The parties may change the information on Exhibit A hereto from time to time but each of the parties shall be entitled to rely conclusively on the then current Exhibit A until receipt of a superseding exhibit.

18. Amendments.

This Agreement may be amended from time to time only by written agreement signed by each Rights Holder, the Manager, the Servicer, the Electronic Agent and MERS.

19. Severability.

If any provision of this Agreement is declared invalid by any court of competent jurisdiction, such invalidity shall not affect any other provision, and this Agreement shall be enforced to the fullest extent required by law.

20. Binding Effect.

This Agreement shall be binding and inure to the benefit of the parties hereto and their respective successors and assigns.

21. Governing Law.

THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAW OF THE COMMONWEALTH OF VIRGINIA.

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EACH RIGHTS HOLDER (OTHER THAN THE FDIC IN ANY OTHER CAPACITY), THE MANAGER, THE SERVICER, THE ELECTRONIC AGENT AND MERS EACH IRREVOCABLY AGREES THAT ANY ACTION OR PROCEEDING ARISING OUT OF OR IN ANY MANNER RELATING TO THIS AGREEMENT MAY BE BROUGHT IN ANY COURT OF THE COMMONWEALTH OF VIRGINIA, OR IN THE U.S. DISTRICT COURT FOR THE EASTERN DISTRICT OF VIRGINIA, AND BY THE EXECUTION AND DELIVERY OF THIS AGREEMENT EXPRESSLY AND IRREVOCABLY ASSENT AND SUBMIT TO THE NONEXCLUSIVE JURISDICTION OF ANY SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING.

22. Waiver of Jury Trial.

EACH OF THE RIGHTS HOLDERS, THE MANAGER, THE SERVICER, THE ELECTRONIC AGENT AND MERS EACH IRREVOCABLY AGREES TO WAIVE ITS RIGHT TO A JURY TRIAL IN ANY ACTION OR PROCEEDING AGAINST IT ARISING OUT OF, OR RELATED IN ANY MANNER TO, THIS AGREEMENT OR ANY RELATED AGREEMENT.

23. Execution.

This Agreement may be executed in one or more counterparts and by the different parties hereto on separate counterparts, each of which, when so executed, shall be deemed to be an original; such counterparts, together, shall constitute one and the same agreement.

24. Cumulative Rights.

The rights, powers and remedies of the Electronic Agent, MERS, each Rights Holder, the Manager and the Servicer under this Agreement shall be in addition to all rights, powers and remedies given to the Electronic Agent, MERS, the Manager, the Servicer and such Rights Holder by virtue of any statute or rule of law, or any other agreement, all of which rights, powers and remedies shall be cumulative and may be exercised successively or concurrently without impairing such Rights Holder’s rights in the Mortgage Loans.

25. Status of Electronic Agent.

Nothing herein contained shall be deemed or construed to create a partnership or joint venture between the parties hereto, and the services of the Electronic Agent and MERS shall be rendered as independent contractors for the Rights Holders, the Manager and the Servicer. Other than the obligations of the Electronic Agent and MERS expressly set forth herein, the Electronic Agent and MERS shall have no power or authority to act as agent for any Rights Holder, the Manager or the Servicer pursuant to any grant of authority made under or pursuant to this Agreement.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, each Rights Holder, the Manager, the Servicer, the Electronic Agent and MERS have duly executed this Agreement as of the date first above written.

FEDERAL DEPOSIT INSURANCE CORPORATION, as receiver for various failed financial institutions , as Initial Member

By:
Name:	Ronald Sommers
Title:	Attorney-in-Fact

FEDERAL DEPOSIT INSURANCE CORPORATION, as receiver for various failed financial institutions, as Collateral Agent

By:
Name:	Ronald Sommers
Title:	Attorney-in-Fact
Address for Notices:
Manager, Capital Markets & Resolutions c/o Federal Deposit Insurance Corporation 550 17th Street, NW (Room F-7014) Washington, D.C. 20429-0002
Attention: Ronald Sommers
Email Address: rsommers@FDIC.gov
with a copy to:
Senior Counsel
FDIC Legal Division Litigation and Resolutions Branch, Receivership Section Special Issues Unit 3501 Fairfax Drive (Room E-7056) Arlington, Virginia 22226
Attention: David Gearin
Email Address: DGearin@fdic.gov

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RL RES 2009-1 INVESTMENTS, LLC,
as the Manager

By:
Name: Jeffrey P. Krasnoff
Title: Chief Executive Officer
Address for Notices:
700 NW 107 Avenue Suite 400 Miami, FL 33172
Attention: Thekla Blaser Salzman
with a copy to:
Bilzin Sumberg Baena Price & Axelrod, LLP 200 South Biscayne Blvd Suite 2500 Miami, FL 33131
Attention: Alan Axelrod

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QUANTUM SERVICING CORPORATION
as the Servicer

By:
Name:
Title:
Address for Notices:
6302 E. Martin Luther King Boulevard Suite 300 Tampa, FL 33619
Attention: President
with a copy to:
Quantum Servicing Corporation 2 Corporate Drive Shelton, CT 06484
Attention: General Counsel

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MERSCORP, INC.,
as Electronic Agent

By:
Name:
Title:

Address for Notices:
1818 Library Street Suite 300 Reston, VA 20190
Attention:

MORTGAGE ELECTRONIC REGISTRATION SYSTEMS, INC.,
as MERS

By:
Name:
Title:

Address for Notices:
1818 Library Street Suite 300 Reston, VA 20190
Attention:

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EXHIBIT A

LIST OF AUTHORIZED PERSONS

RIGHTS HOLDER AUTHORIZATIONS:

Any of the persons whose signatures and titles appear below, or attached hereto, are authorized, acting singly, to act for the Collateral Agent as Rights Holder under this Agreement:

By:		By:		By:
Name:	Ralph A. Malami	Name:	Ronald Sommers	Name:
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact	Title:

Any of the persons whose signatures and titles appear below, or attached hereto, are authorized, acting singly, to act for the Initial Member as Rights Holder under this Agreement; provided, however that the authority of such persons is junior and subordinate to the person authorizes to act for the Collateral Agent as Rights Holder listed above, until such time as MERS and the Electronic Agent receive the Collateral Agent Notice (as defined in this Agreement).

By:		By:		By:
Name:	Ralph A. Malami	Name:	Ronald Sommers	Name:
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact	Title:

MANAGER AUTHORIZATIONS:

Any of the persons whose signatures and titles appear below, or attached hereto, are authorized, acting singly, to act for the Manager under this Agreement:

By:		By:		By:
Name:	Jeffrey P. Krasnoff	Name:	Thekla Blaser Salzman	Name:	Anthony Seijas
Title:	Chief Executive Officer	Title:	Chief Financial Officer	Title:	Chief Operating Officer

By:		By:		By:
Name:		Name:		Name:
Title:		Title:		Title:

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SERVICER AUTHORIZATIONS:

Any of the persons whose signatures and titles appear below, or attached hereto, are authorized, acting singly, to act for the Servicer under this Agreement:

By:		By:		By:
Name:	Scott Conradson	Name:	Curtis Rethwisch	Name:	Steven Cohen
Title:	President	Title:	Vice President	Title:	Assistant Secretary

By:		By:		By:
Name:		Name:		Name:
Title:		Title:		Title:

ELECTRONIC AGENT AUTHORIZATIONS:

Any of the persons whose signatures and titles appear below, or attached hereto, are authorized, acting singly, to act for the Electronic Agent under this Agreement:

By:		By:		By:
Name:	William C. Hultman	Name:	Sharon Horstkamp	Name:
Title:	Senior Vice President	Title:	General Counsel	Title:

MERS AUTHORIZATIONS:

Any of the persons whose signatures and titles appear below, or attached hereto, are authorized, acting singly, to act for MERS under this Agreement:

By:		By:		By:
Name:	William C. Hultman	Name:	Sharon Horstkamp	Name:
Title:	Secretary/Treasurer	Title:	General Counsel	Title:

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EXHIBIT B

MERS PROCEDURES MANUAL

The MERS Procedures Manual shall be found on the MERS website at: http://www.mersinc.org

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EXHIBIT C

NOTICE OF DEFAULT

                         ,

Attention: [                    ]

MERSCORP, Inc.

1818 Library Street, Suite 300

Reston, VA 20190

Ladies and Gentlemen:

Please be advised that this Notice of Default is being issued pursuant to Section 4(b) of that certain Electronic Tracking Agreement (the “Electronic Tracking Agreement”), dated as of February 9, 2010, by and among (a) RL RES 2009-1 Investments, LLC (the “Manager”), (b) Quantum Servicing Corporation (the “Servicer”), (c) MERSCORP, Inc. (the “Electronic Agent”), (d) Mortgage Electronic Registration Systems, Inc. (“MERS”), (e) the Federal Deposit Insurance Corporation (in any capacity, the “FDIC”), as Receiver (“Receiver”) for various failed financial institutions (including its successors and assigns thereto), as Initial Member; and (f) the FDIC, as Receiver, as Collateral Agent pursuant to the Reimbursement, Security and Guaranty Agreement (including its successors and assigns thereto). The Affected Loans are listed on the attached Schedule I (including the mortgage identification numbers). Accordingly, the Electronic Agent shall not accept instructions from the Manager, the Servicer or any party other than the undersigned Rights Holder (and, as applicable, any other Rights Holder) with respect to such Mortgage Loans, until otherwise notified by the undersigned Rights Holder.

Any terms used herein and not otherwise defined shall have such meaning specified in the Electronic Tracking Agreement.

By:

Title:

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Schedule I

AFFECTED LOANS

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EXHIBIT D

FORM OF MERS LIMITED POWER OF ATTORNEY

MORTGAGE ELECTRONIC REGISTRATION SYSTEMS, INC., a Delaware corporation (“MERS”) and a wholly owned subsidiary of MERSCORP, Inc., a Delaware corporation (“MERSCORP”), hereby appoints the attached list of persons in Schedule A as Attorneys-in- Fact (“Agents”) for MERS for the limited purpose of executing documents and taking certain other actions as set forth below for those certain loans (the “MERS Designated Mortgage Loans”) secured by mortgages or deeds of trusts held by MERS as mortgagee or beneficiary in a nominee capacity pursuant to that certain Electronic Tracking Agreement dated as of February 9, 2010 (the “Agreement”) among RL RES 2009-1 Investments, LLC, Quantum Servicing Corporation, MERS, MERSCORP and the Federal Deposit Insurance Corporation (in any capacity, the “FDIC”), as receiver (“Receiver”) for various failed financial institutions listed or otherwise referenced on Schedule B (including its successors and assigns thereto), as initial member pursuant to the LLC Operating Agreement referred to in the Agreement (the “Initial Member”), and as collateral agent pursuant to the Reimbursement, Security and Guaranty Agreement referred to in the Agreement (including its successors and assigns thereto) (the “Collateral Agent”), in each case as Rights Holder (“Rights Holder”).

Limited Power of Attorney Actions:

(1) release the lien of any MERS Designated Mortgage Loan registered on the MERS® System that is shown to be registered to the Receiver;

(2) assign the lien of any MERS Designated Mortgage Loan naming MERS as the mortgagee when the Receiver is also the current promissory note-holder, or if the MERS Designated Mortgage Loan is registered on the MERS® System, is shown to be registered to the Receiver;

(3) execute any and all documents necessary to foreclose (or post-foreclosure, to sell to another entity) any property securing any MERS Designated Mortgage Loan registered on the MERS® System that is shown to be registered to the Receiver, including but not limited to (a) substitution of trustee on Deeds of Trust, (b) Trustee’s Deeds upon sale on behalf of MERS, (c) Affidavits of Non-military Status, (d) Affidavits of Judgment, (e) Affidavits of Debt, (f) quitclaim deeds, (g) Affidavits regarding lost promissory notes, and (h) endorsements of promissory notes to VA or HUD on behalf of MERS as a required part of the claims process;

(4) take any and all actions and execute all documents necessary to protect the interest of the Receiver, the beneficial owner of the MERS Designated Mortgage Loans, or MERS, in any bankruptcy proceeding regarding a MERS Designated Mortgage Loan registered on the MERS® System that is shown to be registered to the Receiver, including but not limited to: (a) executing Proofs of Claim and Affidavits of Movant under 11 U.S.C. Sec. 501-502,

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Servicing Agreement

Form of Electronic Tracking Agreement

Bankruptcy Rule 3001-3003, and applicable local bankruptcy rules, (b) entering a Notice of Appearance, (c) voting for a trustee of the estate of the debtor, (d) voting for a committee of creditors, (e) attending the meeting of creditors of the debtor, or any adjournment thereof, and voting on behalf of the Receiver, the beneficial owner of the MERS Designated Mortgage Loans, or MERS, on any question that may be lawfully submitted before creditors in such a meeting, (f) completing, executing, and returning a ballot accepting or rejecting a plan, and (g) executing reaffirmation agreements;

(5) take any and all actions and execute all documents necessary to refinance, subordinate, amend, or modify any and all MERS Designated Mortgage Loans registered on the MERS® System that is shown to be registered to the Receiver; and

(6) endorse checks made payable to Mortgage Electronic Registration Systems, Inc., to the Receiver that are received by the Receiver for payment on any MERS Designated Mortgage Loan registered on the MERS® System that is shown to be registered to the Receiver.

For purposes of clarification, references herein to any MERS Designated Mortgage Loan shown to be registered to the Receiver shall be deemed to include, without limitation, any such MERS Designated Mortgage Loan for which the Receiver, in any capacity, is designated in the MERS® System as the “servicer”, “investor”, “interim funder” or “warehouse/gestation lender”.

Agent(s) shall have full power and authority to act on behalf of MERS in these limited matters. This power and authority shall authorize Agent(s) to exercise all of MERS legal rights and powers, including all rights and powers that MERS may acquire in the future with regard to the MERS Designated Mortgage Loans.

This Limited Power of Attorney shall be construed narrowly as a limited power of attorney. The description of specific powers above is intended to limit or restrict the powers granted in this Limited Power of Attorney.

This Limited Power of Attorney shall become effective immediately upon execution and shall expire (i) upon the termination or earlier repudiation (by the Receiver under 12 U.S.C. § 1821(e)) of the Agreement, and (ii) as to any Agent(s), at such time as such Agent is no longer an employee or agent of the FDIC. This Limited Power of Attorney may be revoked by MERS and/or MERSCORP by providing written notice to Agent(s), but only at a time after all of the MERS Designated Mortgage Loans have been transferred by MERS to the Receiver or a third party or parties designated by the Receiver.

Multibank Structured Transaction 2009-1 RES-ADC

Servicing Agreement

Form of Electronic Tracking Agreement

Dated February     , 2010.

Mortgage Electronic Registration Systems, Inc.,

a Delaware Corporation

By:
Name:
Title:	Corporate Secretary

Multibank Structured Transaction 2009-1 RES-ADC

Servicing Agreement

Form of Electronic Tracking Agreement

SCHEDULE A

Federal Deposit Insurance Corporation, in its separate capacities as Receiver, as Initial Member, and in its corporate capacity as the Collateral Agent, in each case as Rights Holder

List of Agents for Mortgage Electronic Registration Systems, Inc.

Ralph A. Malami

Ronald Sommers

William P. Stewart

Multibank Structured Transaction 2009-1 RES-ADC

Servicing Agreement

Form of Electronic Tracking Agreement

SCHEDULE B

Failed Financial Institutions	Organizational ID

Franklin Bank SSB	1002133

Any other institution for which the FDIC

serves as receiver for the Multibank Structured

Transaction 2009-1 RES-ADC portfolio

Multibank Structured Transaction 2009-1 RES-ADC

Servicing Agreement

Form of Electronic Tracking Agreement

ACKNOWLEDGEMENT

STATE OF VIRGINIA	§
§
COUNTY OF FAIRFAX	§

This instrument was acknowledged before me on the      day of             , 20    , by                                 , a duly authorized representative of Mortgage Electronic Registration Systems, Inc., a Delaware corporation, on behalf of said corporation.

Notary Public, State of Virginia

Multibank Structured Transaction 2009-1 RES-ADC

Servicing Agreement

Form of Electronic Tracking Agreement

SCHEDULE 1

LIST OF VARIOUS FAILED FINANCIAL INSTITUTIONS

RESIDENTIAL ADC

Bank Name	City	State	Fund	Closing Date
Columbian Bank and Trust	Topeka	KS	10011	August 22, 2008
Integrity Bank	Alpharetta	GA	10012	August 29, 2008
Silver State Bank	Henderson	NV	10013	September 5, 2008
Alpha Bank and Trust	Alpharetta	GA	10018	October 24, 2008
Freedom Bank	Bradenton	FL	10019	October 31, 2008
Security Pacific Bank	Los Angeles	CA	10020	November 7, 2008
Franklin Bank, SSB	Houston	TX	10021	November 7, 2008
The Community Bank	Loganville	GA	10022	November 21, 2008
First Georgia Community Bank	Jackson	GA	10025	December 5, 2008
Sanderson State Bank	Sanderson	TX	10026	December 12, 2008
Haven Trust Bank	Duluth	GA	10027	December 12, 2008
Bank of Clark County	Vancouver	WA	10029	January 16, 2009
1st Centennial Bank	Redlands	CA	10030	January 23, 2009
MagnetBank	Salt Lake City	UT	10031	January 30, 2009
Ocala National Bank	Ocala	FL	10032	January 30, 2009
FirstBank Financial Services	McDonough	GA	10036	February 6, 2009
Cornbelt Bank and Trust	Pittsfield	IL	10037	February 13, 2009
Riverside Bank of the Gulf Coast	Cape Coral	FL	10038	February 13, 2009
Silver Falls Bank	Silverton	OR	10041	February 20, 2009
FirstCity Bank	Stockbridge	GA	10047	March 20, 2009
Omni National Bank	Atlanta	GA	10048	March 27, 2009
Integrity Bank	Jupiter	FL	10095	July 31, 2009

SCHEDULE 1

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SCHEDULE 2

FEE SCHEDULE

The fee to paid to the Servicer for the services to be performed by Servicer pursuant to Schedule 3 of the Servicing Agreement (the “Servicing Obligations”) shall be equal to the sum of: (i) the cost actually incurred by the Servicer in the performance of such Servicing Obligations, consistent with the Servicing Standard, including an amount of overhead for the Servicer reasonably allocated relative to the requirements to perform the Servicing Obligations, plus (ii) an amount necessary for Servicer to achieve an overall 25% profit margin, or such fee as is otherwise more particularly detailed in a business plan prepared by the Servicer and agreed to by the Manager, which business plan may also set forth the manner in which the Servicing Obligations shall be performed and itemize the expenses comprising the cost described in (i) above and which business plan may be amended from time to time by the mutual agreement of the Manager and the Servicer to reflect any changes in the Servicing Obligations and/or the manner of performing such Servicing Obligations.

SCHEDULE 2

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SCHEDULE 3

SERVICING OBLIGATIONS

Servicer will perform all duties related to the maintenance of all Loans on Servicer’s loan servicing systems and will perform the servicing responsibilities specifically set forth below, in accordance with the Servicing Standards and subject to a more detailed responsibility matrix to be agreed upon in writing by Manager and Servicer:

•	Boarding of all Loans on loan servicing systems including all data (subject to such data being made available to Servicer) necessary to:

•

properly calculate principal and interest payments and all other amounts due and payable under the Loan Documents and invoice non-delinquent Borrowers for payment on a monthly basis from and after the relevant Servicing Transfer Date(s).

•	determine the balance of amounts posted to Borrower escrow accounts as transferred from the Interim Servicers.

•

Record changes in principal and other outstanding balances as necessary to reflect additional Funding Advances, capitalization of advances for Borrower expenses, as permitted under the Loan Documents, modifications of amounts due pursuant to executed legal documents, partial payments or pre-payments and/or other changes or corrections as directed from time-to-time by written authorization from the Manager.

•	Maintain records on loan system(s) of all known Underlying Collateral that is security for the Loans being serviced.

•

Ensure that, within sixty (60) days of the date on which a Loan is boarded, all Uniform Commercial Code (UCC) filings required to maintain perfection in any Underlying Collateral are properly maintained.

•

Post payments received from Borrowers to their Loan record and apply them to outstanding balances according to the priority as set forth in the Loan Documents and in conjunction with a posting waterfall based on account delinquency as mutually agreed by Manager and Servicer.

•	Remit by wire transfer all Loan related non-escrow cash collections over to the Collection Account maintained by the Custodian within 2 Business Days of acceptance.

•	Establish escrow accounts for all Loans, the funds of which are to be disbursed, with respect to delinquent or non-performing Loans, as directed by Manager.

•

For non-delinquent escrowed Loans, maintain Borrower escrow accounts in sufficient amounts as deemed necessary for the payment of insurances, taxes and other amounts as required for purposes of the escrow accounts as established,

SCHEDULE 3

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including making the appropriate disbursements timely and the performance of escrow analysis to determine the timing and amount to be paid by Borrowers into the escrow accounts for prompt payment of such amounts when due.

•

Monitoring the maintenance of required insurances by the Borrower on any Underlying Collateral and cause to be put into place any hazard insurance that the Borrower does not have in place in sufficient amounts as required by the Loan Documents or as deemed necessary based on what is customary for the area in which the Underlying Collateral is located.

•	Substituting each of the Manager and the Company as a loss-payee on all Loan related insurance on the Underlying Collateral.

•	Obtain tax contracts on all assets (at Manager’s expense) as instructed by Manager

•

For Loans with tax contracts, monitor the payment of real estate taxes on all Loans and ensure prompt payment of amounts due whether paid from Borrower escrow funds or as a property protection advance.

•

Make timely payments for any other expense to be paid on behalf of a Borrower on any Underlying Collateral deemed a property protection advance, subject to a Manager approval process to be established by mutual agreement of the Manager and the Servicer.

•	Tracking on a Loan level all such expenses and disbursements made for future billing or recovery from Borrower.

•	Produce tax forms and send to Borrowers as required by the IRS.

•	Prepare in connection with Manager and send to Borrower, correspondence for the following:

•	Goodbye/hello letters regarding transfer of ownership and servicing

•	Monthly payment invoicing on non-delinquent accounts

•	Escrow analysis on escrowed Loans

•	Payoff/estoppel letters

•	Other standard correspondence as required to meet the Servicer obligations in this Schedule 3, as requested by Manager

•

Provide Loan level reporting monthly, annually and at such other times and in such form and manner as reasonably requested from time to time by Manager (in electronic as well as hard copy to the extent practical) including but not limited to:

•

Monthly electronic report on the Loans detailing collections, disbursements, funding advances, payoffs, modifications, write-offs and transfers of Loans to real estate owned and such other information readily available as shall be requested by the Manager.

SCHEDULE 3

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•

Loan trial balance as of the end of each month providing outstanding balances for all amounts due from Borrowers including a detail of all cash transactions and other account adjustments that occurred for each Borrower during the month.

•	Provide inquiry access at all times by Servicer to loan servicing system(s) or equivalent for Loan and Underlying Collateral information maintained thereon.

•	Maintain and register such Loans on the MERS System as are required to be so maintained and registered.

•	Provide dedicated inbound toll-free number for Borrower inquiries and contact

•	Route inbound calls to the appropriate asset manager of Manager or as otherwise instructed by Manager

•	Provide Manager access to, and training with respect to, loan servicing, asset management and document management system(s) and, to the extent required, providing licenses to Manager related thereto.

•	Mutually develop process to deliver hard copy or imaged servicing files to asset managers of Manager at remote offices, or as otherwise instructed by Manager.

•	Manage trailing documents and capture into the imaged or hard copy servicing files

•	Manage all inbound tax and insurance correspondence

Servicer will perform the following function as requested by Manager upon mutual agreement of fees:

•

Recalculate the principal balance, accrued interest, default interest, late fees and all other amounts shown as outstanding as of the Cut-Off Date based on the Loan Documents and the re-application of historical payments made by the Borrowers to date.

Servicer will perform such other services and/or functions and prepare such other documentation as may be requested by Manager and accepted by Servicer and upon mutual agreement of fees for such services, which when agreed upon will be added to Schedule 2.

Notwithstanding anything in the Servicing Agreement to the contrary, the Servicer will only be performing the services and taking the actions specifically set forth on this Schedule 3 and such other services and/or actions as shall be agreed upon in accordance with the preceding paragraph and any references in the Servicing Agreement to other services or reporting requirements with respect to such services shall not be applicable to Servicer. In the event of a conflict between the provisions of this Schedule 3 and the Servicing Agreement, the limitations and restrictions set forth in this Schedule 3 shall prevail.

SCHEDULE 3

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Servicer shall have no obligation to advance any funds to pay for any expenses or obligations of any Borrower, the Company or the Manager or to pay for any Servicing Expenses, including, without limitation, any Servicer Advances, or Funding Draws. Any and all such draws, advances and expenses will only be incurred at such time as Manager has provided the funds to incur such expenses and/or to make such advances, or as otherwise, and in a manner, mutually agreed to by Manager and Servicer.

For the purposes of the services set forth on this Schedule 3, the defined term Servicing Standards and the standard of care to be used by the Servicer in connection with Loans and/or REO Properties shall be as defined in the Servicing Agreement without reference to the Ancillary Documents and the LLC Operating Agreement and the servicing requirements set forth therein. To the extent that the consent of the Manager is required in connection with the services to be performed by Servicer under this Schedule 3, it shall be given or withheld in accordance with the Servicing Standard for the Manager as defined in the LLC Operating Agreement.

For purposes of clarification of Section 2.5, the Servicer shall not be deemed to have received a loan payment for deposit into the Collection Account until it has accepted such payment which Servicer shall do only if it reasonably determines that the loan payment was properly made without condition or settlement endorsement and meets all payment acceptance conditions mutually agreed upon by Manager and Servicer.

The Manager agrees to indemnify and hold the Servicer and its Affiliates, principals, officers, directors, trustees, representatives, employees, agents and any Subservicers, as and to the extent permitted under the Servicing Agreement (each a “Servicer Indemnitee” and collectively the “Servicer Indemnitees”) harmless from and against any and all claims, losses, costs and damages that any Servicer Indemnitee may incur or suffer in connection with (i) the Manager’s material breach or failure to act in accordance with the terms of the Servicing Agreement, (ii) specific actions or inactions of the Servicer Indemnitee at the Manager’s express direction, (iii) the performance by the Servicer of its duties to the extent such performance is in compliance with the Servicing Agreement and this Schedule 3 and (iv) claims raised after the Termination of the Servicer that do not relate to Servicer Indemnitee’s acts or failure to act.

SCHEDULE 3

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SCHEDULE 4

REIMBURSEMENT OF SERVICER ADVANCES

Servicer shall have no obligation to advance any funds to pay for any expenses or obligations of any Borrower, the Company or the Manager or to pay for any Servicing Expenses, including, without limitation, any Servicer Advances, or Funding Draws. Any and all such draws, advances and expenses will only be incurred at such time as Manager has provided the funds to incur such expenses and/or to make such advances, unless otherwise, and in a manner, mutually agreed to by Manager and Servicer.

SCHEDULE 4

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SCHEDULE 5

FORM OF ELECTRONIC REPORT ON THE LOANS AND COLLATERAL

The Form of Electronic Report on the Loans and Collateral shall contain such information fields as are maintained by the Servicer and required to be contained in (i) the Distribution Date Report, as set forth in the Custodial and Paying Agency Agreement, and (ii) the Monthly Report, as set forth in the LLC Operating Agreement.

SCHEDULE 5

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SCHEDULE 6

TERMINATION WITHOUT CAUSE

Pursuant to Section 7.3(a) of the Servicing Agreement, the Manager may terminate the Servicing Agreement, at any time, without cause, by providing Servicer with a Termination Notice at least 90 days prior to the effective date of such termination. If the Manager elects to terminate the Servicing Agreement without cause (and for purposes of this Schedule 6 “without cause” shall include a termination caused by a default under Sections 7.1 (g) or (h) of the Servicing Agreement, unless arising out of a Default by Servicer under the Servicing Agreement) the Manager shall pay to Servicer a termination fee equal to (X) $350 per Loan transferred at the time of termination, and (Y) reasonable actual third party out of pocket costs and expenses (i) incurred by Servicer that are directly attributable to termination of the Servicing Agreement or (ii) were incurred and paid by Servicer, in connection with the performance of its Servicing Obligations hereunder, prior to termination of the Servicing Agreement (and for which there will no longer exist (following termination of the Servicing Agreement) revenue to offset the prepayment of such costs [i.e. software licenses, etc.]), which costs and expenses were not paid or reimbursed by Manager, as liquidated damages and not as a penalty and which is intended to be an approximation of the loss to be suffered by Servicer in connection with the termination of the Servicing Agreement. In the event that Manager elects to transfer any Loan, other than as part of the termination of the Servicing Agreement, from Servicer to another servicer (that is not an Affiliate of Servicer), Manager shall pay to Servicer a deboarding fee of $350 per Loan transferred.

SCHEDULE 6

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SCHEDULE 7

BUSINESS PLANS AND CONSOLIDATED BUSINESS PLANS

None.  It is not contemplated that the Servicer will prepare Business Plans or Consolidated Business Plans and Servicer shall have no obligation to prepare or submit Business Plans notwithstanding the provisions of Section 5.2(h) of the Servicing Agreement .

SCHEDULE 7

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Exhibit F

Multibank Transaction 2009-1 CML-ADC

Execution Copy

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

MULTIBANK 2009-1 CML-ADC VENTURE, LLC

Dated as of February 9, 2010

Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

i

Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

(Continued)

Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

(Continued)

Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

(Continued)

SCHEDULE I – List of Various Failed Financial Institutions

Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264 9

MULTIBANK 2009-1 CML-ADC VENTURE, LLC

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (as the same may be amended or modified from time to time in accordance with the terms hereof, this “Agreement”), is made and entered into as of the 9th day of February, 2010 (the “Closing Date”), by and among the Federal Deposit Insurance Corporation (in any capacity, the “FDIC”), as the Receiver defined below (including its successors and assigns hereto, the “Initial Member”), RL CML 2009-1 Investments, LLC, a Delaware limited liability company (the “Private Owner”), and Multibank 2009-1 CML-ADC Venture, LLC, a Delaware limited liability company (the “Company”).

WHEREAS, the FDIC has separately been appointed receiver (in such separate capacities as receiver for the separate receiverships, the “Receiver”) for each of the various failed financial institutions listed on Schedule I hereto (collectively, the “Failed Banks” and each individually, a “Failed Bank”); and

WHEREAS, on February 3, 2010, the Initial Member formed the Company as a Delaware limited liability company and was admitted as its initial, and sole, member (owning a one hundred percent (100%) limited liability company interest), and the Initial Member and the Company have entered into that certain Limited Liability Company Operating Agreement dated as of February 3, 2010 (the “Original LLC Operating Agreement”) as the initial “limited liability company agreement” (as such term is defined in the Act) of the Company;

WHEREAS, the Initial Member and the Company have entered into a Loan Contribution and Sale Agreement dated of even date hereof (the “Contribution Agreement”) pursuant to which (i) the Initial Member has sold in part and (as the sole member of the Company at the time) contributed in part to the Company, and the Company purchased from the Initial Member, all of the Initial Member’s right, title and interest in and to the Loans, and assumed the Obligations (as defined in the Contribution Agreement), (ii) the Company executed and delivered to the Initial Member those certain Purchase Money Notes for the benefit of the Initial Member and dated the date hereof (the “Purchase Money Notes”); and (iii) the FDIC, in its corporate capacity (the “Purchase Money Notes Guarantor”) guaranteed payment of principal on the Purchase Money Notes pursuant to the terms of a Guaranty Agreement dated the date hereof between the FDIC, in its corporate capacity, and the Initial Member (the “Purchase Money Notes Guaranty”), and obtained a security interest in the Loans and Underlying Collateral under the Reimbursement, Security and Guaranty Agreement;

WHEREAS, the Manager has agreed to cause the Company to establish the Working Capital Reserve Account to provide the Company with capital to fund Working Capital Expenses and, the Manager and the Initial Member have agreed to initially fund the Working Capital Reserve Account;

WHEREAS, following closing of the transactions contemplated by the Contribution Agreement and the execution of the Original LLC Operating Agreement, Initial Member agreed, pursuant to the terms of that certain Limited Liability Company Interest Sale and Assignment

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Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

Agreement dated of even date herewith (the “Transferred LLC Interest Sale Agreement”), to sell to the Private Owner, effective as of the Closing Date an LLC Interest representing a forty percent (40)% equity interest in the Company;

WHEREAS, after giving effect to the transactions contemplated by the Transferred LLC Interest Sale Agreement, as of the Closing Date the Initial Member and Private Owner will own all the issued and outstanding limited liability company interests in the Company;

WHEREAS, upon the occurrence of the First Incentive Threshold Event, the Private Owner will own an LLC Interest representing a thirty-five percent (35%) equity interest in the Company and the Initial Member will own an LLC Interest representing a sixty-five percent (65%) equity interest in the Company; and upon the occurrence of the Second Incentive Threshold Event, the Private Owner will own an LLC Interest representing a thirty percent (30%) equity interest in the Company and the Initial Member will own an LLC Interest representing a seventy percent (70%) equity interest in the Company;

WHEREAS, the parties desire to amend and restate the Original LLC Operating Agreement in its entirety in order to reflect the admission of Private Owner as a Member of the Company and to set forth the terms and conditions on which the Company shall be owned and operated;

NOW, THEREFORE, in consideration of the premises and the other covenants and conditions contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

Certain Definitions

1.1 Definitions. This Agreement constitutes the “limited liability company agreement” (as such term is defined in the Act) of the Company. For purposes of this Agreement, the following terms shall have the meanings and definitions hereinafter respectively set forth.

“Acceptable Investment Rating” shall mean any of the top three rating categories that may be assigned to any security, obligation or entity by the Rating Agencies.

“Acceptable Rating” shall mean (i) a rating of “Average (Select Servicer List)” for construction loan servicers by Standard and Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc., (ii) a rating of “Acceptable” or “Proficient” (or better) for construction loan servicers by Fitch, Inc., or (iii) a rating of “Approved” or “Average” (or better) for construction loan servicers by Moody’s Investors Service.

“Account Control Agreement” shall have the meaning given in the Custodial and Paying Agency Agreement.

“Accountants” shall mean the independent certified public accountants of the Company.

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Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

“Acquired Property” shall mean (i) Underlying Collateral to which title is acquired by or on behalf of the Company or any Ownership Entity, any Failed Bank or the Receiver by foreclosure, by deed in lieu of foreclosure, by power of sale or by sale pursuant to the Uniform Commercial Code; (ii) the equity interests in the Ownership Entities and (iii) the assets held directly or indirectly by the Ownership Entities.

“Act” shall mean the Delaware Limited Liability Company Act, 6 Del. C. §§ 18-101 et seq.

“Additional Security” shall have the meaning give in Section 3.13.

“Adjusted Capital Account Deficit” means, with respect to any Member, the deficit balance, if any, in such Member’s Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(A) Credit to such Capital Account any amounts that such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(B) Debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account Deficit is intended with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Affiliate” shall mean, with respect to any specified Person, (i) any other Person directly or indirectly Controlling or Controlled by or under common Control with such specified Person, (ii) any Person owning or Controlling ten percent (10%) or more of the outstanding voting securities, voting equity interests, or beneficial interests of the Person specified, (iii) any officer, director, general partner, managing member, trustee, employee or promoter of the Person specified or any Immediate Family Member of such officer, director, general partner, managing member, trustee, employee or promoter, (iv) any corporation, partnership, limited liability company or trust for which any Person referred to in clause (ii) or (iii) acts in that capacity, or (v) any Person who is an officer, director, general partner, managing member, trustee or holder of ten percent (10%) or more of the outstanding voting securities, voting equity interests or beneficial interests of any Person described in clauses (i) through (iv); provided, however, that (a) with respect to the Private Owner (in any capacity), in addition to the foregoing, each Affiliate of Rialto Capital Management, LLC, a Delaware limited liability company, shall be deemed to be an “Affiliate” of the Private Owner, and (b) none of the Initial Member, the Purchase Money Notes Guarantor, the Collateral Agent or any Affiliate (for this purpose determined disregarding clauses (ii), (iii) and (iv) of this definition (including in the context of clause (v) of this definition) and disregarding the Company and any Person Controlled by the Company) of any of the foregoing shall be deemed to be an “Affiliate” of the Company or of any Person Controlled by the Company.

“Agreement” shall have the meaning given in the preamble.

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Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

“Ancillary Documents” shall mean the Contribution Agreement, the Servicing Agreement (including the Electronic Tracking Agreement), the Custodial and Paying Agency Agreement, the Private Owner Pledged Account Control Agreement, any Qualifying Letter of Credit, one or more Account Control Agreements, the Purchase Money Notes (and any promissory note reissued in respect thereof pursuant to Section 2.8 of the Custodial and Paying Agency Agreement), the Purchase Money Notes Guaranty, the Reimbursement, Security and Guaranty Agreement and the Transferred LLC Interest Sale Agreement, in each case once executed and delivered, and any and all other agreements and instruments executed and delivered in connection with the Closing or the transactions contemplated thereby.

“Book Value” shall mean, (i) with respect to contributed property, the initial Fair Market Value of such property, and (ii) with respect to any other Company asset, the adjusted basis of such asset for federal income tax purposes; provided, however, that the Book Values of all Company assets shall be adjusted to equal their respective Fair Market Values, in accordance with the rules set forth in Section 1.704-1(b)(2)(iv)(f) of the Treasury Regulations, except as otherwise provided herein, immediately prior to: (a) the date of the acquisition of any additional LLC Interest by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the date of the actual distribution of more than a de minimis amount of Company property (other than a pro rata distribution) to a Member in connection with the redemption of all or part of such Member’s LLC Interest; or (c) the date of the actual liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations; and provided further, that adjustments pursuant to clauses (a) and (b) above shall be made only if the Tax Matters Member reasonably determines, after consultation with the Initial Member, that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. The Book Value of any Company Property distributed to any Member shall be adjusted immediately prior to such distribution to equal its Fair Market Value as of such date.

“Borrower” shall mean any borrower with respect to any Loan.

“Bulk Sale” shall mean the sale or other disposition, in a single transaction or a series of related transactions (and directly or indirectly), to a single buyer of two more assets (consisting of Loans, including any separate REO Property or other Acquired Property into which any Loan is converted) that (i) are not from a single borrower relationship or (ii) otherwise do not involve (or are not secured by) items of REO Property that are part of the same project and/or physically adjacent to one another; provided however, if multiple assets are marketed and offered at the same time, and each such asset is marketed individually and offers are solicited with respect thereto individually, the transaction will not be considered a Bulk Sale if multiple assets are sold to a single buyer provided that the single buyer’s overall price for such specific assets exceeds the aggregate value of the highest individual prices offered by other buyers for each individual asset included in that specific transaction (based on net cash proceeds to be received by the Company).

“Business” shall mean the acquisition of the Loans pursuant to the Contribution Agreement and the ownership, servicing, administration, management and liquidation of the Loans.

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Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

“Business Day” shall mean any day except a Saturday, Sunday or other day on which commercial banks in Washington, D.C. or United States federal government offices are required or authorized by Law to close.

“Business Plan” shall have the meaning given in Section 7.7.

“Buy-Out Closing” shall have the meaning given in Section 3.14(a).

“Buy-Out Closing Date” shall have the meaning given in Section 3.14(b).

“Buy-Out Notice” shall have the meaning given in Section 3.14(a).

“Buy-Out Valuation Date” shall have the meaning given in Section 3.14(a).

“Capital Account” shall mean the capital account of a Member related to such Member’s outstanding LLC Interests, as adjusted to account for allocations of Net Income (and items thereof) and Net Loss (and items thereof), and contributions and distributions relating to such LLC Interests, as provided in greater detail in Section 6.2 and elsewhere in this Agreement.

“Capital Contribution” shall mean a contribution to the capital of the Company made, deemed to be made, or to be made pursuant to the Original LLC Operating Agreement, the Contribution Agreement, or this Agreement.

“Certificate” shall have the meaning given in Section 2.1(a).

“Change of Control” shall mean (a) with respect to the Private Owner, (i) the Private Owner’s Specified Parent for any reason (x) failing or ceasing to Control the Private Owner or (y) failing or ceasing to own, beneficially and of record, and directly or indirectly (including through one or more Subsidiaries), at least 50.1% in value of all of the equity interests in the Private Owner, or (ii) any Person other than the Private Owner’s Specified Parent (and its/their wholly-owned subsidiaries) at any time, when considered together with all of such Person’s Affiliates (excluding, as applicable, the Private Owner’s Specified Parent and its/their wholly-owned subsidiaries), directly or indirectly acquiring or holding, of record or beneficially, 25% in value of all of the equity interests in the Private Owner, or (iii) any Person comprising the Private Owner’s Specified Parent for any reason failing or ceasing to own, beneficially and of record, and directly or indirectly (including through one or more Subsidiaries and/or Affiliates) at least 50.1% of the equity interests in the Private Owner held by such Person on the Closing Date, or (iv) Rialto Capital Management, LLC, a Delaware limited liability company (including directly or indirectly through its Affiliates), for any reason ceasing to be actively engaged in the management and operation of the Private Owner; and (b) with respect to the Servicer, (i) the Servicer’s Specified Parent for any reason (x) failing or ceasing to Control the Servicer or (y) failing or ceasing to own, beneficially and of record, and directly or indirectly (including through one or more Subsidiaries), at least 50.1% in value of all of the equity interests in the Servicer, or (ii) without limitation of clause (i), in the event the Servicer is (or at the time it became the Servicer, was) an Affiliate of the Private Owner, any Change of Control of the Private Owner.

“Clean-up Call” shall have the meaning set forth in Section 12.17.

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“Closing” shall mean the consummation of the transactions contemplated in the Transferred LLC Interest Sale Agreement.

“Closing Date” shall have the meaning given in the preamble.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Collateral Agent” shall mean the FDIC, in its capacity as the Collateral Agent under (and as defined in) the Reimbursement, Security and Guaranty Agreement, and any successor Collateral Agent thereunder.

“Collection Account” shall mean a segregated trust or custodial account established and maintained at a branch of the Paying Agent (as the “Collection Account” defined therein) in accordance with, and for the purposes set forth in, the Custodial and Paying Agency Agreement.

“Company” shall have the meaning given in the preamble.

“Company Property” shall mean all property, whether real or personal, tangible or intangible, owned by the Company, including the Loans contributed or sold by the Initial Member pursuant to the Contribution Agreement.

“Contract for Deed” shall mean an executory contract with a third party to convey real property to such third party upon payment of the amounts set forth therein and/or the performance of any other obligations described therein, including any installment land contract.

“Contribution Agreement” shall have the meaning given in the recitals.

“Control” (including the phrases “Controlled by” and “under common Control with”) when used with respect to any specified Person shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or interests, by contract or otherwise.

“Covered Persons” shall have the meaning given in Section 4.6(f).

“Custodial and Paying Agency Agreement” shall mean, initially, the Custodial and Paying Agency Agreement dated as of February 9, 2010, by and between the Company, the Purchase Money Notes Guarantor and the initial Custodian and Paying Agent, and thereafter any replacement agreement entered into with a Custodian and Paying Agent pursuant to Section 3.7.

“Custodial Documents” shall have the meaning given in the Custodial and Paying Agency Agreement.

“Custodian” shall have the meaning given in Section 3.7.

“Custodian and Paying Agent Report” shall have the meaning given in the Custodial and Paying Agency Agreement.

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“Cut-Off Date” shall have the meaning given in the Contribution Agreement.

“Damages” shall mean any and all damages, disbursements, suits, claims, liabilities, obligations, judgments, fines, penalties, charges, amounts paid in settlement, costs and expenses (including, without limitation, attorneys’ fees and expenses) arising out of or related to litigation and interest on any of the foregoing.

“Debt” of any Person shall mean (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person for the deferred purchase price of property or services (excluding non-Affiliated trade payables (or Affiliated trade payables, incurred in a manner consistent with applicable requirements herein and in the Ancillary Documents, that are expressly subordinated in writing to such Person’s obligations under this Agreement and the Ancillary Documents on terms satisfactory to the Initial Member and, prior to the Purchase Money Notes Defeasance Date, the Purchase Money Notes Guarantor) arising in the ordinary course of business), (iii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vi) all liabilities or obligations of any nature whatsoever secured by a consensual pledge, consensual security interest or other consensual lien of, in or on any property or asset of such Person (other than (x) if such Person is the Private Owner, any such pledge, security interest or other lien granted to the Initial Member under this Agreement, and (y) customary rights of set- off, revocation, refund or chargeback under deposit agreements or under the Uniform Commercial Code of banks or other similar financial institutions where such Person maintains deposits), or (vii) all indebtedness or obligations of others of the kinds referred to in clauses (i) through (vi) above in respect of which such Person has entered into or issued any Guarantee.

“Debtor Relief Laws” shall mean Title 11 of the United States Code (11 U.S.C. §§101, et seq.), and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Determination Date” shall have the meaning given in the Custodial and Paying Agency Agreement.

“Defeasance Account” shall have the meanings given in Custodial and Paying Agency Agreement

“Direct Owner” shall mean, with respect to any Person, any other Person who has any direct ownership interest in such Person.

“Discretionary Funding Advance” shall have the meaning given in Section 5.3.

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Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

“Disposition” shall mean any sale, assignment, alienation, gift, exchange, conveyance, transfer, pledge, hypothecation, granting of a security interest or other disposition or attempted disposition whatsoever, in each case, whether voluntary or involuntary, and including any of the foregoing by operation of law (including any merger into, or any consolidation with, any other Person). For the avoidance of doubt, it is understood and agreed that a statutory conversion of a Person into another form of Person does not constitute a Disposition. The term “Dispose” shall mean to make or consummate a “Disposition.”

“Dispute Resolution Procedure” shall mean the following procedure solely for the purpose of determining a particular amount:

Each Member shall submit to the other, within five Business Days of referral to this procedure, its proposed amount. If either Member fails to submit such a proposal within such time period, then the amount shall be the single proposal provided. If the higher of the two proposals is not greater than 110% of the lower proposal, then the amount shall be the average of such two proposals. If the higher of such two proposals is greater than 110% of the lower amount then the Members shall, within seven days of their submission of such proposals, jointly select a nationally recognized investment banking firm which shall, within 15 days of its appointment, select the proposed amount previously submitted by the Members pursuant to this procedure that in its opinion more closely reflects the amount being determined as described in the Agreement, and the proposal thus selected shall be considered the amount for purposes of the Agreement. If the Members fail to agree on such investment banking firm within such seven-day period, then each Member shall nominate, within such seven-day period, a nationally recognized investment banking firm that is not an Affiliate thereof and the investment banking firm that is to make such determination shall be chosen by the two nominated firms promptly after the expiration of such seven-day period; provided, that if either Member shall fail to nominate such an investment banking firm within such seven-day period, such determination shall be made by the investment banking firm nominated by the other Member. The fees of the selected investment-banking firm shall be paid in the manner provided in the Agreement. Any determination of any amount made by any investment-banking firm selected in accordance with this procedure shall be final and binding on the Members and, without limitation of the foregoing, may be enforced by any court having jurisdiction in the premises.

“Dissolution Event” shall mean, with respect to any specified Person, (i) in the case of a specified Person that is a partnership or limited partnership or a limited liability company, the dissolution and commencement of winding up of such partnership, limited partnership or limited liability company, (ii) in the case of a specified Person that is a corporation, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter and the expiration of 90 days after the date of notice to the corporation of revocation without a reinstatement of its charter, and (iii) in the case of any other specified entity, the termination of such entity. For the avoidance of doubt, it is understood and agreed that a statutory conversion of a Person into another form of Person does not constitute a “Dissolution Event.”

“Distributable Cash” shall have the meaning given in Section 6.5.

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“Distribution Account” shall mean a segregated trust or custodial account established and maintained under the Custodial and Paying Agency Agreement (as the “Distribution Account” defined therein) at a branch of the Paying Agent for the sole purpose of holding and distributing Loan Proceeds in accordance with the Custodial and Paying Agency Agreement.

“Distribution Date” shall have the meaning given in the Custodial and Paying Agency Agreement.

“Distribution Date Report” shall have the meaning given in the Custodial and Paying Agency Agreement, which report shall be prepared and distributed by the Manager to the Paying Agent as part of the Monthly Report in accordance with Section 7.4(b).

“Due Period” shall have the meaning given in the Custodial and Paying Agency Agreement.

“Electronic Tracking Agreement” shall have the meaning given in the Servicing Agreement.

“Embargoed Person” shall mean any person subject to trade restrictions under United States law, including, without limitation, the International Emergency Economic Powers Act, 50 U.S.C. §§1701, et seq., The Trading with the Enemy Act, 50 U.S.C. §§ App. 1, et seq., any foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended), or any enabling legislation or regulations promulgated thereunder or any executive order relating thereto (including Executive Order 13224 of September 21, 2001 Blocking Property and Prohibiting Transactions With Persons who Commit, Threaten to Commit or Support Terrorism (66 Fed. Reg. 49079 (2001)) or 31 C.F.R. §594.101, et seq.) with the result that a purchase of assets or any other transaction entered into with respect to any assets (including, without limitation, any investment in any structured transaction), whether directly or indirectly, is prohibited by or in violation of law.

“Environmental Hazard” means the presence at, in or under any Underlying Collateral (whether held in fee simple or subject to a ground lease or otherwise, and including any improvements whether by buildings or facilities, and any personal property, fixtures, leases and other property or rights pertaining thereto), of any “hazardous substance,” as such term is defined in Section 101(14) of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601(14), or any petroleum (including crude oil or any fraction thereof that is liquid at standard conditions of temperature and pressure), at a level or in an amount that requires remediation or abatement pursuant to applicable Law.

“ERISA” shall have the meaning given in Section 10.1(r).

“Escrow Account” shall have the meaning given in the Contribution Agreement.

“Escrow Advance” shall mean any advance made to pay taxes or insurance premiums or any other cost or expense that, but for a shortfall in the Borrower’s Escrow Account, is payable using funds in the Borrower’s Escrow Account.

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Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

“Events of Default” shall mean any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) the receipt by the Company of notice from the Collateral Agent that an Event of Default under and as defined in the Reimbursement, Security and Guaranty Agreement has occurred (unless such an Event of Default has not actually so occurred); or

(b) the occurrence of any Insolvency Event (without any cure period other than as may be provided for in the definition of Insolvency Event) (i) with respect to the Company or the Private Owner; or (ii) with respect to any Servicer or any Subservicer; provided, that such Insolvency Event under this clause (ii) (that is not otherwise an Insolvency Event under clause (i) hereof) shall not be an Event of Default hereunder (but shall in all events be a default under the applicable Servicing Agreement or Subservicing Agreement) so long as the Manager shall have fully replaced (or caused the replacement of) such affected Servicer or Subservicer within thirty (30) days after the occurrence of such Insolvency Event; or the occurrence of any Dissolution Event with respect to the Private Owner; or

(c) any failure of the Company to pay any Servicing Expense when due in accordance with Section 12.6 of this Agreement, which failure continues unremedied for a period of thirty (30) days after the date on which written notice of such failure requiring the same to be remedied shall have been given by the Initial Member to the Company; or

(d) the failure of the Company or the Private Owner (for the avoidance of doubt, in any capacity, including as a Member and/or as a Manager) to comply in any material respect with or enforce the provisions of this Agreement, which continues unremedied for a period of thirty (30) days after the date on which written notice of such failure requiring the same to be remedied shall have been given by the Initial Member to the Private Owner; or

(e) the occurrence of either (i) a failure by the Servicer to perform in any material respect its obligations under the Servicing Agreement, which continues unremedied for a period of thirty (30) days after the date on which written notice of such failure requiring the same to be remedied shall have been given by the Manager (in its individual capacity) or the Initial Member to the Servicer, or (ii) a failure by the Manager (in its individual capacity) to replace the Servicer upon the occurrence of either an Event of Default under the Reimbursement, Security and Guaranty Agreement as a result of the Servicer’s acts or omissions or a material breach of or event of default under the Servicing Agreement by the Servicer, in either case which continues unremedied for a period of thirty (30) days after the date on which written notice of such failure requiring the same to be remedied shall have been given by the Initial Member to the Manager (in any capacity); or

(f) the failure of the Manager (in any capacity) to comply in any material respect with its obligations under the Servicing Agreement or the Company to comply in any material respect with its obligations under the Custodial and Paying Agency Agreement (including any failure to pay fees or expenses due thereunder) which, in either case, remains unremedied for a period of thirty (30) days after the date on which written notice of such failure

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Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

requiring the same to be remedied shall have been given by the Initial Member or, as applicable, the Custodian or the Paying Agent, to the Manager (in any capacity) or the Company, as applicable; or

(g) there shall be a change in the Private Owner or any Manager or there shall occur a Change of Control with respect to the Private Owner (other than as expressly permitted pursuant to Section 8.2) or any Restricted Servicer Change of Control; provided, that, any such Restricted Servicer Change of Control shall not be an Event of Default hereunder (but shall in all events by a default under the applicable Servicing Agreement) so long as the Manager shall have fully replaced (or caused the replacement of) such affected Servicer within thirty (30) days after the occurrence of such Restricted Servicer Change of Control; or

(h) the failure of the Company to remit or cause to be remitted all Loan Proceeds to the Paying Agent (or to the applicable account maintained with the Paying Agent) as and when required; or

(i) the failure of the Manager to cause the Company to repay (or remit available funds for the repayment of) Discretionary Funding Advances to the full extent Loan Proceeds from the applicable Loan are available for such repayment; or

(j) any failure, for any reason, in the amount of the Additional Security being equal to or in excess of Five Million Dollars ($5,000,000), or any failure by an Issuing Bank to comply with any terms, agreements or conditions of any Qualifying Letter of Credit.

“Excess Working Capital Advance” shall have the meaning given in Section 5.4.

“Excluded Expenses” shall have the meaning given in Section 12.7(b).

“Existing Servicer” shall have the meaning given in the Contribution Agreement.

“Failed Banks” shall have the meaning given in the preamble.

“Fair Market Value” shall mean, with respect to any asset on a given date, the gross fair market value of such asset, unreduced by any liability, on such date as determined in good faith by the Manager after consultation with the Initial Member; provided, however, that the parties hereto acknowledge and agree that, as of the Closing Date, the Fair Market Value of the Capital Contribution made by the Initial Member shall be based on the Transferred LLC Interest Sale Price, as set forth in the Transferred LLC Interest Sale Agreement, and such Fair Market Value shall be utilized for determining the initial Capital Accounts of the Members as of the Closing Date.

“Fannie Mae” shall mean the Federal National Mortgage Association of the United States, or any successor thereto.

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Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

“Fannie Mae Guidelines” shall mean those guidelines governing reimbursement of costs and expenses by Fannie Mae with respect to loans owned or securitized by Fannie Mae, as in effect on the date on which an expense or cost is incurred.

“FDIC” shall have the meaning given in the recitals.

“Final Distribution” shall have the meaning given in Section 6.6(f).

“First Incentive Threshold Event” shall have the meaning given in Section 6.6(b)(iii).

“Fiscal Year” shall have the meaning given in Section 7.1.

“Funding Draw” shall mean (i) any principal advance with respect to a Loan pursuant to the funding provisions of the applicable Loan Documents and in accordance with the Servicing Standard, in each case so long as (a) if required by applicable Law or if otherwise deemed necessary by the Manager or required hereunder, an endorsement to each applicable title policy insuring the Loan, which endorsement shall be in form and content acceptable to the Manager, is obtained that (1) brings down the effective date of the title policy to the date on which the applicable Funding Draw it covers is made, (2) increases the liability limit of the title policy by an amount equal to the principal amount of such Funding Draw, and (3) contains no new exceptions to title; (b) notwithstanding anything to the contrary contained in this Agreement, if the then outstanding unpaid principal balance of the Loan exceeds (or would, after taking into account the applicable Funding Draw, so exceed) the value of the Underlying Collateral, the Manager shall make or permit any such Funding Draw only if the Manager determines, in its reasonable judgment, that the Borrower is reasonably likely to be able to repay the Loan, or that the making of the Funding Draw is in the best interests (in terms of maximizing the value of the Loan) of the Company and the Initial Member, or that the Company is otherwise legally obligated to make such Funding Draw under the applicable Loan Documents; and (c) such advance is made in accordance with the terms of the Loan and the Loan Documents, provided, however, that if such advance would result in the principal amount of such Loan being in excess of the related unfunded commitment with respect thereto (as set forth in the Loan Documents) or if any term with respect to the Loan or the Loan Documents precludes such advance in the event of a Borrower default, the applicable unfunded commitment may be increased (and such advance may be made) and/or such term may be waived, in each case only if the Manager determines, in its reasonable judgment and in accordance with the Servicing Standard, that such increase to the unfunded commitment (and related advance) and/or waiver is in the best interests of the Company and the Initial Member in terms of maximizing the value of the Loan and, in the case of any such increase to the unfunded commitment (or other advance not contemplated in the existing Loan Documents), (x) such increased commitment and the related advance are evidenced by an applicable Note (or Notes) and amendments to the Loan Documents (including Underlying Collateral Documents) pursuant to which such increased commitment and advance shall be secured by all of the Underlying Collateral for such Loan and otherwise subject to the general provisions with respect to other outstanding amounts under such Loan, all on terms and conditions consistent with the Loan Documents as in effect prior to such amendment, and (y) the Manager complies with the requirements in item (i)(a) above; and (ii) payments of costs and expenses associated with the continued construction of REO Property (including the payment of

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so-called “soft costs” payable during construction (such as real estate taxes, ground rents and insurance premiums)) as would typically have been paid out of funding of the applicable Loan relating to such REO Property (as reasonably determined by the Manager), in each case (x) only to the extent the Manager determines, in its reasonable judgment, that the payment of such costs and expenses is in the best interests (in terms of maximizing the value of the Loan and REO Property) of the Company and the Initial Member, and (y) in accordance with the Servicing Standard and the Loan Documents that were applicable to the REO Property before it became an REO Property (not including payment of debt service under the applicable Loan Documents, and without reference to the unfunded commitment, if any, having been in effect with respect to such REO Property under the Loan Documents); provided, that, in no event shall any such costs and expenses payable pursuant to any such Funding Draw include any Excluded Expenses.

“GAAP” shall mean United States generally accepted accounting principles as in effect from time to time.

“Governmental Authority” shall mean (i) any United States or non-United States national, federal, state, local, municipal, provincial or international government or any political subdivision of any thereof or (ii) any governmental, regulatory or administrative authority, agency or commission, or judicial or arbitral body of any of the foregoing described in clause (i).

“ground lease” shall have the meaning given in Section 12.15.

“Group of Loans” shall have the meaning given in the Contribution Agreement.

“Guarantee” shall mean, with respect to any particular indebtedness or other obligation, (i) any direct or indirect guarantee thereof by a Person other than the obligor with respect to such indebtedness or other obligation or any transaction or arrangement intended to have the effect of directly or indirectly guaranteeing such indebtedness or other obligation, including without limitation any agreement by a Person other than the obligor with respect to such indebtedness or other obligation (A) to pay or purchase such indebtedness or other obligation or to advance or supply funds for the payment or purchase of such indebtedness or other obligation, (B) to purchase, sell or lease (as lessee or lessor) property of, to purchase or sell services from or to, to supply funds to or in any other manner invest in, the obligor with respect to such indebtedness or other obligation (including any agreement to pay for property or services of the obligor irrespective of whether such property is received or such services are rendered), primarily for the purpose of enabling the obligor to make payment of such indebtedness or other obligation or to assure the holder or other obligee of such indebtedness or other obligation against loss, or (C) otherwise to assure the obligee of such indebtedness or other obligation against loss with respect thereto, or (ii) any grant (or agreement in favor of the obligee of such indebtedness or other obligation to grant such obligee, under any circumstances) by a Person other than the obligor with respect to such indebtedness or other obligation of a security interest in, or other Lien on, any property or other interest of such Person, whether or not such other Person has not assumed or become liable for the payment of such indebtedness or other obligation.

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Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

“Immediate Family Member” shall mean, with respect to any individual, his or her spouse, parents, parents-in-law, grandparents, descendants, nephews, nieces, brothers, sisters, brothers-in-law, sisters-in-law, children (whether natural or adopted), children-in-law, stepchildren, grandchildren and grandchildren-in-law.

“Incentive Threshold” shall have the meaning given in Section 6.6(b)(iv).

“Incentive Threshold Base Amount” shall have the meaning given in Section 6.6(b).

“Indemnified Parties” shall have the meaning give in Section 4.6(a).

“Initial Member” shall have the meaning given in the preamble.

“Initial Member Capital Contribution” shall have the meaning given in Section 2.3(a)(i).

“Insolvency Event” shall mean, with respect to any specified Person, the occurrence of any of the following events:

1.	the specified Person makes an assignment for the benefit of creditors;

2.	the specified Person files a voluntary petition for relief in any Insolvency Proceeding;

3.	the specified Person is adjudged bankrupt or insolvent or there is entered against the specified Person an order for relief in any Insolvency Proceeding;

4.	the specified Person files a petition or answer seeking for the specified Person any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any Law;

5.	the specified Person seeks, consents to, or acquiesces in the appointment of a trustee, receiver or liquidator of the specified Person or of all or any substantial part of the specified Person’s properties;

6.	the specified Person files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the specified Person in any proceeding described in clauses (1) through (5);

7.	the specified Person becomes unable to pay its obligations (other than, with respect to the Company, the Purchase Money Notes unless a Purchase Money Note Trigger Event (as defined in the Reimbursement, Security and Guaranty Agreement) has occurred and is continuing and is not cured within ten (10) Business Days) as they become due, or the sum of such specified Person’s debts is greater than all of such Person’s property, at a fair valuation; or

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8.	(i) at least sixty (60) days have passed following the commencement of any proceeding against the specified Person seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any Law and such proceeding has not been dismissed, or (ii) (x) at least sixty (60) days have passed following the appointment of a trustee, receiver or liquidator for the specified Person or all or any substantial part of the specified Person’s properties without the specified Person’s agreement or acquiescence, and such appointment has not been vacated or stayed, or (y) if such appointment has been stayed, at least sixty (60) days have passed following the expiration of the stay and such appointment has not been vacated.

“Insolvency Proceeding” shall mean any proceeding under Title 11 of the United States Code (11 U.S.C. §§101, et seq.) or any proceeding under any other Debtor Relief Law.

“Interim Management Fee” shall have the meaning given in the Custodial and Paying Agency Agreement.

“Interim Servicing Fee” shall have the meaning given in the Contribution Agreement.

“Interim Servicing Period” shall have the meaning given in the Contribution Agreement.

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended from time to time.

“Issuing Bank” shall mean, with respect to any Qualifying Letter of Credit, the applicable issuing bank.

“Law” shall mean any applicable statute, law, ordinance, regulation, rule, code, injunction, judgment, decree or order (including any executive order) of any Governmental Authority.

“LC Reissuance/Extension Failure” shall mean, with respect to any Qualifying Letter of Credit, (i) any failure of Issuing Bank to be and remain a Qualified Issuer, or (ii) any failure of such Qualifying Letter of Credit to be automatically renewed (for an additional year) at least sixty (60) days prior to the then-scheduled expiry of such Qualifying Letter of Credit, or the receipt by the Initial Member of any notice to the effect that such Qualifying Letter of Credit will not be automatically renewed (for such additional one year period), in each case unless, within ten (10) days of the occurrence of such failure or the Initial Member’s receipt of such notice, as the case may be, the Private Owner shall have fully replaced such Qualifying Letter of Credit with a new Qualifying Letter of Credit issued by a Qualified Issuer (in conformance with all of the requirements set forth in this Agreement with respect to Qualifying Letters of Credit) or otherwise provided Qualifying Cash Collateral in the full undrawn face amount of such Qualifying Letter of Credit.

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“LIBOR Rate” shall mean, with respect to each Due Period (and interest accruing on Discretionary Funding Advances during such Due Period), the rate per annum equal to the British Bankers Association LIBOR Rate (“BBA LIBOR”), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as selected by the Paying Agent from time to time), as determined at approximately 11:00 a.m. New York time two (2) Business Days prior to the first day of such Due Period, for U.S. Dollar deposits with a term of three months.

“Lien” shall mean any mortgage, deed of trust, pledge, deed to secure debt, trust deed, security interest, charge, restriction on or condition to transfer, voting or exercise or enjoyment of any right or beneficial interest, option, right of first refusal, easement, covenant, restriction and any other lien, claim or encumbrance of any nature whatsoever.

“LLC Interest” shall mean, with respect to any particular Member, (i) the entire limited liability company interest in the Company of such Member, including such Member’s rights to share in the income, gain, loss, deductions and credits of, and the right to receive distributions from, the Company, (ii) all other rights, benefits and privileges enjoyed by such Member (under the Act, this Agreement or otherwise) in its capacity as a Member, including rights to vote, consent and approve, and (iii) all other rights, benefits, privileges and claims (whether known or unknown) of such Member under, or arising under, this Agreement. For purposes of clarification, references in this Agreement to the term “limited liability company interest” shall mean a “limited liability company interest” as such term is defined in the Act.

“Loan” shall mean any loan, Loan Participation, Ownership Entity (including any cash and cash equivalents held directly or indirectly by such Ownership Entities) or Acquired Property listed on the Loan Schedule, and any loan into which any listed loan or Loan Participation is refinanced or modified, and includes with respect to each such loan, Loan Participation, Ownership Entity, Acquired Property or other related asset or Related Agreements: (i) any obligation evidenced by a Note; (ii) all rights, powers or Liens of the Company or any Ownership Entity in or under the Underlying Collateral and Underlying Collateral Documents and in and to Acquired Property (including all Ownership Entities and REO Property held by any Ownership Entity); (iii) all rights of the Company or any Ownership Entity pursuant to any Contract for Deed and in or to the real property that is subject to any such Contract for Deed; (iv) all rights of the Company or any Ownership Entity pursuant to any lease and in or to the related leased property; (v) all rights to causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by or for the benefit of the Company or any Ownership Entity with respect to the Loans, the Underlying Collateral or the ownership, use, function, value of or other rights pertaining thereto, whether arising by way of counterclaim or otherwise, other than any claims retained by the Initial Member pursuant to Section 2.7 of the Contribution Agreement; (vi) all guaranties, warranties, indemnities and similar rights in favor of the Company or any Ownership Entity with respect to any of the Loans; (vii) all rights of the Company or any Ownership Entity under the Related Agreements; and (viii) all rights of the Initial Member or any Failed Bank to any Deficiency Balances (as defined in the Contribution Agreement).

“Loan Documents” shall have the meaning given in the Contribution Agreement.

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Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

“Loan File” shall have the meaning given in the Contribution Agreement.

“Loan Participation” shall mean any loan listed on the Loan Schedule subject to a shared credit, participation, co lending or similar inter-creditor agreement under which the Initial Member, any Failed Bank, or the Receiver was, or the Company is, the lead or agent financial depository institution or otherwise managed or held the credit or sold participations, or under which the Initial Member, Failed Banks or the Receiver was, or the Company is, a participating financial depository institution or purchased participations in a credit managed by another Person.

“Loan Participation Agreement” shall mean an agreement under which the applicable Failed Bank or the Receiver was, or the Company is, the lead or agent financial depository institution or otherwise managed or held a shared credit or sold participations, or under which such Failed Bank or the Receiver was, or the Company is, a participating financial depository institution or purchased participations in a credit managed by another Person.

“Loan Proceeds” shall mean all of the following: (i) any and all proceeds with respect to any or all of the Loans and any or all of the Underlying Collateral, including principal, interest, default interest, prepayment fees, premiums and charges, extension and exit fees, late fees, assumption fees, other fees and charges, insurance proceeds and condemnation payments (or any portion thereof) that are not used and disbursed to repair, replace or restore the related Underlying Collateral in accordance with the terms of the Loan Documents and the Ancillary Documents, and, with respect to any Acquired Property, operating cash flow realized from such Acquired Property net of Servicing Expenses, whether paid directly to the Company or payable to or distributed by an Ownership Entity; (ii) any and all proceeds from sales or other dispositions or refinancings of any or all of the Loans (including Acquired Property) net of Servicing Expenses incurred in connection with such sale or other disposition or refinancing; (iii) any proceeds from making a draw under any letter of credit or certificate of deposit held with respect to any Loan, provided that such draw is permitted by the terms of the Loan Documents; (iv) any recoveries from Borrowers or Obligors of any kind or nature with respect to the Loans; (v) any deposits or down payments forfeited by prospective purchasers or lessees of apartments or other units for space at any Underlying Collateral; and (vi) any interest or other earnings accrued and paid on any of the amounts described in the foregoing clauses (i) through (v) while held in the Collection Account or any other account (other than the Defeasance Account); provided, however, that, with respect to proceeds of any Loan Participation (including as a result of any sale or other disposition of such Loan Participation or of Underlying Collateral relating thereto), the Loan Proceeds shall exclude any amounts payable to others under the applicable Loan Participation Agreement.

“Loan Schedule” shall have the meaning given in the Contribution Agreement.

“Losses” shall have the meaning given in Section 4.6(a).

“Management Fee” shall mean, with respect to each Due Period, a fee payable to the Manager for each Group of Loans for which the Servicing Transfer Date has occurred as of (or occurs on) the first day of such Due Period, which fee shall be calculated and earned as of the first day of such Due Period (and payable on the applicable Distribution Date for such Due

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Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

Period in accordance with the Custodial and Paying Agency Agreement), and shall be in the amount determined by multiplying (i) the adjusted Unpaid Principal Balance of such Group of Loans calculated as of the first day of such Due Period by (ii) 0.50 percent (0.50%), and by (iii) a fraction, the numerator of which is the number of days in the respective Due Period and the denominator of which is 360. For purposes of clarification, in no event shall any Servicing Expenses be included in the determination of the Unpaid Principal Balance for purposes of calculation of the Management Fee, notwithstanding any provisions of the Loan Documents that would permit or require any such Servicing Expenses to be treated as advances (or otherwise as part of the principal amount of any such Loan).

“Manager” shall have the meaning given in Section 3.1(a).

“Members” shall mean (i) the Person from time to time constituting the “Initial Member” in accordance with this Agreement, and (ii) from and after the Closing Date, the Person from time to time constituting the “Private Owner” in accordance with this Agreement, in each case so long as such Person remains a member of the Company. For purposes of clarification, references in this Agreement to the term “member” (lowercase) shall mean a “member” as such term is defined in the Act.

“Member Schedule” shall mean the schedule attached hereto (and hereby incorporated in this Agreement) as Annex I, as amended, restated, supplemented or otherwise modified from time to time.

“MERS” shall mean Mortgage Electronic Registration Systems, Incorporated.

“MERS® System” shall mean the MERSCORP, Inc. mortgage electronic registry system, as more particularly described in the MERS Procedures Manual (a copy of which is attached as an exhibit to the Electronic Tracking Agreement).

“Modification” shall mean any extension, renewal, substitution, replacement, supplement, amendment or modification of any agreement, certificate, document, instrument or other writing, whether or not contemplated in the original agreement, document or instrument.

“Monthly Adjusted Annualized Yield” is (i) for purposes of the First Incentive Threshold Event, equal to 1.8769 percent, derived as follows: (1 + Annualized Yield Threshold)1/12 – 1 or (1 + 0.25)1/12 – 1, where the Annualized Yield Threshold is 25%, and (ii) for purposes of the Second Incentive Threshold Event, equal to 2.5324 percent, derived as follows: (1 + Annualized Yield Threshold)1/12 – 1 or (1 + 0.35)1/12 – 1, where the Annualized Yield Threshold is 35%.

“Monthly Report” shall mean a report in electronic format in the form set forth in Exhibit B hereto, which report shall be prepared and distributed by the Manager in accordance with Section 7.4(b).

“Mortgage Assignment” shall have the meaning given in the Contribution Agreement.

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Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

“Net Income and Net Loss” shall mean, for each Fiscal Year or other period, the taxable income or loss of the Company, or particular items thereof, determined in accordance with the accounting method used by the Company for federal income tax purposes with the following adjustments: (a) all items of income, gain, loss, deduction or expense specially allocated pursuant to this Agreement (including pursuant to Sections 6.2(b)(i) through (iv)) shall not be taken into account in computing such taxable income or loss; (b) any income of the Company that is exempt from federal income taxation and not otherwise taken into account in computing the taxable income of the Company shall be added to such taxable income or loss; (c) if the Book Value of any asset differs from its adjusted tax basis for federal income tax purposes, any gain or loss resulting from a disposition of such asset shall be calculated with reference to such Book Value; (d) upon an adjustment to the Book Value of any asset pursuant to the definition of Book Value, the amount of the adjustment shall be included as gain or loss in computing such Net Income or Net Loss; (e) if the Book Value of any asset differs from its adjusted tax basis for federal income tax purposes, the amount of depreciation, amortization or cost recovery deductions with respect to such asset for purposes of determining Net Income or Net Loss shall be an amount which bears the same ratio to such Book Value as the federal income tax depreciation, amortization or other cost recovery deductions bears to such adjusted tax basis (provided that if the federal income tax depreciation, amortization or other cost recovery deduction is zero, the Tax Matters Member may use any reasonable method for purposes of determining depreciation, amortization or other cost recovery deductions in calculating Net Income or Net Loss); and (f) except for items in (a) above, any expenditures of the Company not deductible in computing taxable income or loss, not properly capitalizable and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition, shall be treated as deductible items.

“Note” shall have the meaning given in the Contribution Agreement.

“Obligor” shall mean (i) any guarantor of all or any portion of any Loan or all or any of any Borrower’s obligations set forth and described in the Loan Documents or (ii) any other Person (other than the Borrower, the lender(s) and any administrative or other agent) that is obligated pursuant to the Loan Documents with respect to a Loan, and shall include the guarantor under any completion guaranty or similar document.

“Original LLC Operating Agreement” shall have the meaning given in the recitals.

“Ownership Entity” shall mean a Single Purpose Entity that is a Subsidiary of the Company, whether contributed by the Initial Member on the Closing Date or formed or acquired by the Company thereafter; provided, that, with respect to any entity transferred to the Company on the Closing Date pursuant to the Contribution Agreement that is not a Single Purpose Entity as of such date, any such entity shall be deemed to be an Ownership Entity; provided, further, that, the Company and the Manager shall take all necessary and appropriate actions to cause such entity to become a Single Purpose Entity as promptly as possible after the Closing.

“Paying Agent” shall mean have the meaning set forth in Section 3.7.

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Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

“Percentage Interest” shall mean, with respect to the LLC Interest held by the Initial Member prior to the Closing Date, one hundred percent (100%) and, with respect to the LLC Interests held by the Initial Member and Private Owner on and after the Closing Date, as set forth in Section 6.6(b)(ii).

“Permitted Disposition” shall have the meaning given in Section 8.1.

“Permitted Investments” shall have the meaning given in the Custodial and Paying Agency Agreement.

“Person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, firm, joint venture, association, joint- stock company, trust, estate, unincorporated organization, governmental or regulatory body or other entity.

“Plan Asset Regulation” shall have the meaning given in Section 10.1(r).

“Pre-Approved Charges” shall have the meaning given in the Contribution Agreement.

“Previously Approved Matters” shall have the meaning given in Section 2.7.

“Prior Servicer” shall have the meaning given in Section 12.1(b)(xiii).

“Priority of Payments” shall have the meaning given in the Custodial and Paying Agency Agreement.

“Private Owner” shall have the meaning given in the preamble.

“Private Owner Obligations” shall have the meaning given in Section 3.13.

“Private Owner Pledged Account” shall mean a segregated trust or custodial account of the Private Owner established and maintained under the Custodial and Paying Agency Agreement (as the “Private Owner Pledged Account” defined therein) at a branch of the Paying Agent for the sole purpose of holding the Qualifying Cash Collateral, which account is and remains pledged to (and under the control of) the Initial Member (for itself and for the benefit of the Company and the Indemnified Parties) as collateral for the Private Owner Obligations.

“Private Owner Pledged Account Control Agreement” shall mean that certain Account Control Agreement, dated as of the date hereof, among the Private Owner, the Paying Agent and the Initial Member, with respect to the Private Owner Pledged Account, as the same shall be amended, supplemented or otherwise modified from time to time.

“Property” shall mean any property contributed to, acquired by or otherwise owned by the Company, including, without limitation, any real or personal, tangible or intangible property, including but not limited to any legal or equitable interest in such property, ownership interests in entities owning real or personal property, and money.

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Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

“Purchase Money Notes” shall have the meaning given in the recitals.

“Purchase Money Notes Defeasance Date” shall mean the date on which the Defeasance Account has been fully funded pursuant to the terms of the Custodial and Paying Agency Agreement (in an amount sufficient to repay all obligations with respect to the Purchase Money Notes in full) such that no further funds are be required to be deposited therein on any subsequent Distribution Date pursuant to the Custodial and Paying Agency Agreement.

“Purchase Money Notes Guaranty” shall have the meaning given in the recitals.

“Purchase Money Notes Guarantor” shall have the meaning given in the recitals.

“Purchaser Eligibility Certification” shall mean, (i) with respect to the Private Owner, any Purchaser Eligibility Certification delivered by the Private Owner or any of its Affiliates to the Receiver in connection with the transactions contemplated in this Agreement and the Ancillary Documents, including the Purchaser Eligibility Certification delivered by the Private Owner to the Receiver on or about the Closing Date, and, (ii) with respect to any Permitted Disposition (and the applicable transferee in connection therewith), a Purchaser Eligibility Certification in substantially the form of the Purchaser Eligibility Certification referenced in item (i), with such changes as the Initial Member may require based on changes to such form of Purchaser Eligibility Certification as maintained by the FDIC.

“Qualified Custodian” shall mean any Person that (i) is a bank, trust company or title insurance company subject to supervision and examination by any federal or state regulatory authority, (ii) is experienced in providing services of the type required to be performed by the Custodian under the Custodial and Paying Agency Agreement, (iii) is qualified and licensed to do business in each such jurisdiction to the extent required unless and to the extent the failure to be so qualified or licensed will not have a material adverse effect on the Custodian or the ability of the Custodian to perform its obligations under the Custodial and Paying Agency Agreement, (iv) is not prohibited from exercising custodial powers in any jurisdiction in which the Custodial Documents are or will be held, (v) has combined capital and surplus of at least $50,000,000 as reported in its most recent report of condition, (vi) has the facilities to safeguard the Loan Documents and other Custodial Documents as required by the Custodial and Paying Agency Agreement, (vii) is not an Affiliate of the Company or the Servicer, and (viii) is acceptable to and approved by the Initial Member (such approval not to be unreasonably withheld, delayed or conditioned).

“Qualified Issuer” shall mean any FDIC-insured depository institution that is “well capitalized” as defined in 12 U.S.C. § 1831o (b)(1)(A), is in the business of issuing letters of credit and maintains offices in either or both of New York City, NY and Washington, DC. where presentation and drawings on such letters of credit can be duly made.

“Qualified Servicer” shall mean any Person that (i) is properly licensed and qualified to conduct business in each jurisdiction in which such licenses and qualifications to conduct business are necessary for the servicing of the Loans and management of the Underlying Collateral and the Acquired Property, (ii) has the management capacity and experience to service

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Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

Loans of the type held by the Company, especially performing and non-performing construction loans secured by multi-family residential properties or commercial properties, as applicable, including the number and types of loans serviced, and the ability to track, process and post payments, and to furnish tax reports to borrowers, to monitor construction and to approve and disburse construction draws, (iii) either (x) has an Acceptable Rating or (y) is approved by and continues to be acceptable to the Initial Member in its sole discretion, and (iv) in the event any of the serviced Loans are (or are required pursuant to the terms hereof to be) registered on the MERS® System, is a member of MERS.

“Qualified Transferee” shall have the meaning given in Section 10.1.

“Qualifying Cash Collateral” shall have the meaning given in Section 3.13.

“Qualifying Letter of Credit” shall mean an irrevocable standby letter of credit, substantially in the form of Exhibit D hereto (or in such other form as may be acceptable to, and approved in writing by, the Initial Member), duly issued by an Issuing Bank that is, as of the date of issuance thereof, a Qualified Issuer and delivered to the Initial Member, drawable at such Issuing Bank’s offices in New York City, NY or Washington, D.C., and having an initial term of one year with automatic renewals thereafter (without amendment except for extension of the then current expiry date by an additional year) until the Initial Member has delivered written notice to the Issuing Bank to the effect that such Qualifying Letter of Credit is being released in its entirety.

“Rating Agencies” shall mean each of Moody’s Investors Service, Inc., Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., Fitch IBCA, Inc. and such other rating agencies as are nationally recognized.

“Receiver” shall have the meaning given in the recitals.

“Regulation AB” shall mean the regulations at 17 C.F.R. §§229.1100, et seq., as the same may be amended from time to time.

“Reimbursable Company Administrative Expenses” shall mean (i) reasonable fees of outside auditors in connection with annual audits of the Company (and the Ownership Entities); and (ii) licensing, filing, membership and similar fees paid to applicable authorities or organizations (including MERS) in connection with obtaining and maintaining applicable Company (or Ownership Entity) licenses, registrations or memberships (including the Company’s MERS membership) or with the preservation (and eventual dissolution) of the Company’s (or any Ownership Entity’s) existence in accordance herewith (including for purposes of compliance with Section 4.3 hereof). For purposes of clarification, in no event shall Reimbursable Company Administrative Expenses include fees in connection with audits, licenses, filings or memberships of or with respect to the Manager, the Servicer, the Subservicer or any other Person (other than the Company and the Ownership Entities).

“Reimbursement, Security and Guaranty Agreement” shall mean that certain Reimbursement, Security and Guaranty Agreement dated as of the Closing Date among the FDIC, acting in its corporate capacity and as Receiver and as Collateral Agent, the Company, and the guarantors party thereto.

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Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

“Related Agreement” shall mean (i) any agreement, document or instrument (other than the Note and Underlying Collateral Documents) relating to or evidencing any obligation to pay or securing any Loan (including any equipment lease, letter of credit, bankers’ acceptance, draft, system confirmation of transaction, loan history, affidavit, general collection information, and correspondence and comments relating to any obligation), (ii) any agreement relating to real property or rights in or to any real property (including leases, tenancies, concessions, licenses or other rights of occupancy or use and security deposits related thereto), (iii) any collection, contingency fee, and tax and other service agreements (including those referred to in Section 4.2 of the Contribution Agreement) that are specific to the Loans (or any of them) and that are assignable, (iv) any letter of assurance, letter of credit or similar instrument evidencing an obligation of any Failed Bank, the Initial Member, the Company or any Ownership Entity that was issued for the benefit of any Person and relates in any way to a Loan or the acquisition, development or construction of any project with respect to which the proceeds of such Loan were used or were intended to be used, and (v) any interest rate swap arrangement between the Borrower and any of the Failed Banks, the Initial Member or the Company (in each case as the applicable lender, agent or other creditor under the Loan) that relates to any Loan.

“Related Party” shall mean with respect to any Person, any party related to such Person in the manner delineated in 26 U.S.C.A. § 267(b) and the regulations promulgated thereunder, as such law and regulations may be amended from time to time.

“Related Party Agreement” shall have the meaning given in Section 3.5.

“Related Persons” shall have the meaning given in Section 4.5.

“REO Property” shall mean any real property (and related personal property) included in the Acquired Property.

“Restricted Servicer Change of Control” shall mean any Change of Control with respect to the Servicer that has not been approved in writing by the Manager and the Initial Member (which approval shall not be unreasonably withheld).

“Second Incentive Threshold Event” shall have the meaning given in Section 6.6(b)(iii).

“Secured Assets” shall have the meaning given in Section 3.13.

“Securities Act” shall mean Securities Act of 1933, as amended.

“Servicer” shall mean have the meaning given in Section 12.3(a).

“Servicing Agreement” shall mean, initially, the Servicing Agreement dated as of the date hereof, by and between the Manager (in its individual capacity) and Quantum Servicing Corporation, a Delaware corporation, and thereafter any replacement agreement

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Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

entered into between the Manager (in its individual capacity) and the Person designated as the Servicer therein, which servicing agreement shall satisfy the requirements of Section 12.1(b) and shall be acceptable to the Initial Member in all respects.

“Servicing Expenses” shall mean all customary and reasonable out-of-pocket fees, costs, expenses and indemnified amounts incurred (after the Closing Date) in connection with servicing the Loans and the Acquired Property, including (i) any and all out-of-pocket fees, costs, expenses and indemnified amounts which a Borrower is obligated to pay to any Person or to reimburse to the lender, in either case, pursuant to the applicable Note or any other Loan Documents, including Escrow Advances, (ii) any and all reasonable out-of-pocket expenses necessary to protect or preserve the value of the Underlying Collateral or the priority of the Liens and security interests created by the Loan Documents relating thereto, including taxes, insurance premiums (including forced place insurance premiums), payment of ground rent, the costs of prevention of waste, repairs and maintenance, foreclosure expenses and legal fees and expenses relating to foreclosure or other litigation with respect to the Loans, (iii) any and all direct expenses related to the preservation, operation, management, leasing, and sale of the Acquired Property (including real estate brokerage fees), (iv) Reimbursable Company Administrative Expenses, (v) subject to Section 4.6 (and excluding any amounts or claims the Private Owner is required to bear or indemnify pursuant to such Section 4.6), to the extent not covered by any of clauses (i) through (iv), legal fees and expenses (including judgments, settlements and reasonable attorneys fees) incurred by the Company (including to reimburse the Manager, including for the Manager’s reimbursement of the Servicer, including for the Servicer’s reimbursement of any Subservicer) in its (or the Manager’s, the Servicer’s or any Subservicer’s) defense of claims asserted against the Company (or the Manager, the Servicer or any Subservicer) that relate to one or more Loans or the conduct of the Business, and allege, as the basis for such claims, any act or omission of the Company (or the Manager, the Servicer or any Subservicer) but only if (1) such claims are not attributable to any act or omission of the Company, the Manager, the Servicer or any Subservicer in a manner inconsistent with, or in violation of, the Servicing Standard or any of the provisions of this Agreement or any Ancillary Document, and (2) (x) such claims are decided and there are final non appealable orders or judgments (unless the Initial Member has agreed in writing that no appeal needs to be taken) in favor of the Company (and the Manager and the Servicer, to the extent any such claim has been asserted against the same) or if decided against the Company (or the Manager or the Servicer or any Subservicer) without any finding of bad faith, gross negligence or willful misconduct on the part of any of the foregoing or (y) there is entered into a final settlement of any such claim with the prior written consent of the Initial Member, (vi) subject to Section 4.6 of this Agreement, (x) expenses incurred in accordance with Section 4.5(c) of the Contribution Agreement and (y) expenses incurred in connection with any litigation (including any bankruptcy action) included in the Obligations and assumed pursuant to Section 4.5(a) or (b) or Section 4.6 of the Contribution Agreement, (vii) any and all fees, costs and expenses in connection with the registration of the Purchase Money Notes as described in Article 2 of the Custodial and Paying Agency Agreement, including the fees for the registration of the Purchase Money Notes with the Depository Trust Company, and (viii) the costs of preparing, negotiating and recording any REO Mortgage (as defined in the Reimbursement, Security and Guaranty Agreement, including mortgage recording taxes) and the costs associated with the additional documentation required pursuant to Section 8.11 of the Reimbursement, Security and Guaranty Agreement, in each case pursuant to Section 8.11 of the Reimbursement,

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Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

Security and Guaranty Agreement; provided, however, that Servicing Expenses shall not include any (A) Excluded Expenses or (B) costs or expenses to be funded (or which, assuming relevant conditions are satisfied, could be funded) using Funding Draws. For purposes of clarification, in connection with any reimbursement rights of the Initial Member (or any Prior Servicer) with respect to the period prior to the Closing Date, Servicing Expenses shall not include any Corporate Advances (as defined in the Contribution Agreement) made prior to the Closing Date.

“Servicing Obligations” shall have the meaning given in Section 12.1.

“Servicing Standard” shall have the meaning given in Section 12.1.

“Servicing Transfer Date” shall have the meaning given in the Contribution Agreement.

“Single Purpose Entity” shall mean

(A) with respect to an Ownership Entity, a corporation or limited liability company that (i) is organized under the laws of any state of the United States or the District of Columbia, (ii) the equity of which is uncertificated, (iii) has no material assets other than Acquired Property, (iv) is not engaged in any business operations except in connection with the Acquired Property and conducted pursuant to terms of this Agreement and the Ancillary Documents, (v) does or causes to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises, (vi) at all times holds itself out to the public as a legal entity separate from any other Person (including any Affiliate), (vii) except as expressly contemplated by this Agreement, or the Ancillary Documents, does not commingle its assets with assets of any other Person, (viii) conducts its business in its own name and strictly complies with all organizational formalities to maintain its separate existence, (ix) maintains an arm’s length relationship with any Affiliate upon terms that are commercially reasonable and on terms no less favorable to it than could be obtained in a comparable arm’s length transaction with an unrelated Person, (x) has no Debt other than as expressly permitted by the Ancillary Documents and (xi) except as otherwise consented to in writing by the Initial Member, is a pass-through entity for tax purposes;

(B) with respect to the Company, a limited liability company that (i) is organized under the laws of Delaware, (ii) the equity of which is uncertificated, (iii) has no material assets other than the Loans, including Underlying Collateral and Ownership Entities, and its rights, title and interest in, to, and under this Agreement and the Ancillary Documents, (iv) is not engaged in any significant business operations except in connection with the Loans, including the Underlying Collateral and Ownership Entities and conducted in accordance with the terms of this Agreement and the Ancillary Documents, (v) does or causes to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises, (vi) at all times holds itself out to the public as a legal entity separate from any other Person (including any Affiliate), (vii) except as expressly contemplated by this Agreement or by any other Ancillary Documents, does not commingle its assets with assets of any other Person, (viii) conducts its business in its own name and strictly complies with all organizational formalities to maintain its separate existence, (ix) maintains an arm’s length relationship with any Affiliate upon terms that are commercially reasonable and on terms no less

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favorable to it than could be obtained in a comparable arm’s length transaction with an unrelated Person other than as expressly provided by this Agreement and the Ancillary Documents, (x) has no Debt other than as provided in this Agreement and the Ancillary Documents and (xi) except as otherwise consented to in writing by the Initial Member, is a pass-through entity for tax purposes; and

(C) with respect to the Private Owner (or any Qualified Transferee thereof), a corporation or limited liability company that (i) is organized under the laws of any state of the United States or the District of Columbia, (ii) the equity of which is uncertificated, (iii) has no material assets other than cash and cash equivalents and its rights, title and interest in, to, and under this Agreement and the Ancillary Documents, (iv) is not engaged in any significant business operations except in connection with the performance of its obligations under this Agreement and the Ancillary Documents, (v) does or causes to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises, (vi) at all times holds itself out to the public as a legal entity separate from any other Person (including any Affiliate), (vii) except as expressly contemplated by this Agreement or the Ancillary Documents, does not commingle its assets with assets of any other Person, (viii) conducts its business in its own name and strictly complies with all organizational formalities to maintain its separate existence, (ix) maintains an arm’s length relationship with any Affiliate upon terms that are commercially reasonable and on terms no less favorable to it than could be obtained in a comparable arm’s length transaction with an unrelated Person other than as otherwise expressly provided by this Agreement and the Ancillary Documents, (x) has no Debt and (xi) except as otherwise consented to in writing by the Initial Member, is a pass-through entity for tax purposes.

“Specified Parent” shall mean (i) with respect to the Private Owner, (x) unless clause (i)(y) is applicable, Lennar Corporation, a Delaware Corporation, and Rialto Capital Management, LLC, a Delaware limited liability company, including on a collective basis, or (y) any other Person or Persons that the Private Owner and the Initial Member may agree from time to time shall be designated as the “Specified Parent” for purposes of this Agreement; and (ii) with respect to the Servicer shall mean any Person or Persons that the Manager and the Initial Member may agree from time to time shall be designated as the “Specified Parent” with respect to the Servicer; provided, that, for any such Servicer, the Manager shall cause its initial Specified Parent (as approved by Manager and the Initial Member) to be expressly specified in the applicable Servicing Agreement.

“Subservicers” shall have the meaning given in Section 12.3(a).

“Subservicing Agreement” shall have the meaning given in Section 12.3(a).

“Subsidiary” shall mean, with respect to any specified Person, each of (i) any other Person not less than a majority of the overall economic equity in which is owned, directly or indirectly through one of more intermediaries, by such specified Person, and (ii) without limitation of clause (i), any other Person who or which, directly or indirectly through one or more intermediaries, is Controlled by such specified Person (it being understood with respect to clause (i) that a pledge for collateral security purposes of an equity interest in a Person shall not be deemed to affect the ownership of such equity interest by the pledgor so long as such pledgor continues to be entitled, in all material respects, to all the income with respect to such equity interest).

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“Successor” shall mean, (i) with respect to a Member, any future Member which is a direct or indirect transferee (whether by Permitted Disposition, merger, consolidation or otherwise) of the LLC Interest of such Member; (ii) with respect to any former Member, the current Member which is the direct or indirect transferee (whether by Permitted Disposition, merger, consolidation or otherwise) of the LLC Interest of such former Member and (iii) with respect to Initial Member, any Person that is a direct or indirect transferee (whether by Disposition, merger, consolidation or otherwise) of any of Initial Member’s rights or interests under this Agreement or any other Ancillary Document.

“Tax” shall mean any federal, state, county, local, or foreign tax, charge, fee, levy, duty, or other assessment, including any income, gross receipts, transfer, recording, capital, withholding, property, ad valorem, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by any governmental authority having jurisdiction over the assessment, determination, collection, or other imposition of any Tax, including any interest, penalties and additions imposed thereon or with respect thereto.

“Tax Matters Member” shall have the meaning given in Section 7.5.

“Third Party Claim” shall have the meaning given in Section 4.6(a).

“Threshold Increase Amount” as of any Distribution Date (and determined separately for purposes of the First Incentive Threshold Event and the Second Incentive Threshold Event) shall be equal to the product of (a) the applicable Incentive Threshold as of the preceding Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and (b) the applicable Monthly Adjusted Annualized Yield.

“Transfer Documents” shall have the meaning given in the Contribution Agreement.

“Transferred LLC Interest Sale Agreement” shall mean that certain limited liability company interest Sale and Assignment Agreement dated the date hereof between the Initial Member and the Private Owner.

“Transferred LLC Interest Sale Price” shall have the meaning given in the Transferred LLC Interest Sale Agreement.

“Treasury Regulations” shall mean the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code, and all references to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, substitute, proposed or final Treasury Regulations.

“Underlying Collateral” shall mean any and all real or personal property, whether tangible, intangible or mixed, securing or pledged to secure a Loan, including (i) any account, equipment, guarantee or contract right, equity, partnership or other interest that is the subject of any Underlying Collateral Document and (ii) as the context requires, Acquired Property, whether or not expressly specified.

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“Underlying Collateral Document” shall mean any pledge agreement, security agreement, personal, corporate or other guaranty, deed of trust, deed, trust deed, deed to secure debt, mortgage, contract for the sale of real property, assignment, collateral agreement, stock power or other agreement or document of any kind, whether an original or a copy, whether similar to or different from those enumerated, (i) securing in any manner the performance or payment by any Borrower or any Obligor of its obligations or the obligations of any Borrower or any Obligor pursuant to any of the Loans or Notes evidencing the Loans, or (ii) evidencing ownership of any Acquired Property.

“Unpaid Principal Balance” shall mean, at any time, (a) when used in connection with multiple Loans, an amount equal to the aggregate then outstanding principal balance of such Loans, and (b) when used with respect to a single Loan, an amount equal to the then outstanding principal balance of such Loan; provided, however, that:

(i) with respect to any Loan Participation (and any related Acquired Property), the Unpaid Principal Balance of such Loan Participation shall include only the Company’s (or, with respect any period prior to the effectiveness of the transfer of such Loan Participation to the Company on the Closing Date, the Initial Member’s, the Receiver’s or the Failed Bank’s, as applicable) allocable share thereof in accordance with the applicable Loan Participation Agreement;

(ii) with respect to any Acquired Property that is included among the Loans on the Closing Date, the Unpaid Principal Balance of such Acquired Property shall initially be the amount set forth on the Loan Schedule, as adjusted to its Adjusted Cut-Off Date Unpaid Principal Balance (as defined in, and determined pursuant to, the Contribution Agreement), and thereafter determined in the same manner as all other Acquired Property;

(iii) in the case of a Loan for which some or all of the related Underlying Collateral has been converted to Acquired Property (including REO Property), until such time as the Acquired Property (or any portion thereof) is liquidated, the unpaid principal balance of such Loan shall be deemed to equal the amount of the unpaid principal balance of such Loan (adjusted pro rata for debt forgiveness or retained indebtedness) at the time at which such Loan was converted to Acquired Property, plus, without duplication, any outstanding balance remaining on such Loan which is evidenced by a modification agreement or a replacement or successor promissory note executed by the borrower, less the net proceeds of any sales of any portions of the Acquired Property effective after such conversion.

(iv) the Unpaid Principal Balance with respect to any Acquired Property will be increased by the amount of, without duplication, (A) any Funding Draws (or equivalent advances by the Initial Member during the Interim Servicing Period under the Contribution Agreement) applied with respect thereto in accordance herewith (or with the Contribution Agreement, as applicable), and (B) any Servicing Expenses capitalized thereto in accordance with applicable Law to the extent that capitalizing such Servicing Expenses would have been permitted under the applicable Loan Documents prior to the conversion of the Loan to the Acquired Property.

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“Unreimbursable Expense” shall have the meaning given in Section 4.6(e).

“Working Capital Expenses shall mean any Servicing Expenses, Pre-Approved Charges, Funding Draws (or permitted uses thereof, as the context may require), Management Fee, Interim Management Fee, Interim Servicing Fee or fees of the Custodian and Paying Agent.

“Working Capital Reserve” has the meaning given in Section 12.11.

“Working Capital Reserve Account” shall mean a segregated trust or custodial account established and maintained at a branch of the Paying Agent (as the “Working Capital Reserve Account” defined therein) for purposes of holding and disbursing the Working Capital Reserve in accordance with, and for the purposes set forth in, the Custodial and Paying Agency Agreement and this Agreement.

“Working Capital Reserve Ceiling” shall have the meaning given in the Custodial and Paying Agency Agreement.

“Working Capital Reserve Replenishment Cap” shall have the meaning given in the Custodial and Paying Agency Agreement.

“$” shall mean lawful currency of the United States of America.

1.2 Construction Captions. Paragraph titles or captions contained in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provisions hereof. All Section and paragraph references contained herein shall refer to this Agreement unless otherwise specified.

(b) References to Persons Exclusive. References to “Affiliates” or “Subsidiaries” of a specified Person refer to, and include, only other Persons which from time to time constitute “Affiliates” or “Subsidiaries,” as the case may be, of such specified Person, and do not include, at any particular time, other Persons that may have been, but at such time have ceased to be, “Affiliates,” or “Subsidiaries,” as the case may be, of such specified Person, except to the extent that any such reference specifically provides otherwise. A reference to a Member or other Person, in and of itself, does not, and shall not be deemed to, refer to or include any other Person having an interest in a Member or other Person (such as, without limitation, any stockholder or member of or partner in a Member, or other Person).

(c) Use of “Or.” The term “or” is not exclusive.

(d) References to Laws. A reference in this Agreement to a Law includes any amendment, modification or replacement to such Law.

(e) Use of Accounting Terms. Accounting terms used herein shall have the meanings assigned to them by GAAP applied on a consistent basis by the accounting entity to which they refer.

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(f) References to Documents. References to any document, instrument or agreement (i) shall be deemed to include all appendices, exhibits, schedules and other attachments thereto and all documents, instruments or agreements issued or executed in replacement thereof, and (ii) shall mean such document, instrument or agreement, or replacement thereof, as amended, modified and supplemented from time to time in accordance with its terms and as the same is in effect at any given time.

(g) Use of “Herein.” Unless otherwise specified, the words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(h) Use of “Including.” The words “include” and “including” and words of similar import when used in this Agreement are not limiting and shall be construed to be followed by the words “without limitation,” whether or not they are in fact followed by such words.

(i) Use of “During.” The word “during” when used in this Agreement with respect to a period of time shall be construed to mean commencing at the beginning of such period and continuing until the end of such period.

ARTICLE II

Organization of the Company

2.1 Formation; Continuation and Admission of Members.

(a) On February 3, 2010, the Receiver caused the Certificate of Formation of the Company, in the form attached as Exhibit A hereto (the “Certificate”), to be filed in the office of the Secretary of State of the State of Delaware. The Certificate shall not be amended except to change the registered agent or office of the Company.

(b) The Company shall continue as a limited liability company under the Act and in accordance with the further terms and provisions of this Agreement.

(c) The Initial Member previously was, and the Private Owner hereby agrees to be, and is, admitted as a member of the Company such that, as of the Closing Date, the Initial Member and the Private Owner are the sole members of the Company. Until the Company is dissolved pursuant to Section 9.1, and subject to the rights of Initial Member under Section 13.5, the Company shall at all times have two, and only two, members.

2.2 Name.

(a) The name of the Company shall be Multibank 2009-1 CML-ADC Venture, LLC.

(b) The Business shall be conducted only under the name of the Company or such other name or names that comply with applicable Law as the Members may select from time to time.

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2.3 Organizational Contributions and Related Actions.

(a) Prior to the execution of this Agreement, pursuant to the terms of the Contribution Agreement, the Initial Member:

(i) made a Capital Contribution to the Company in the form of certain Loans (the “Initial Member Capital Contribution”); and

(ii) sold and assigned to the Company, and the Company purchased from Initial Member, Loans (other than that portion of the Loans comprising the Initial Member Capital Contribution) and assumed the Obligations (as defined in the Contribution Agreement) in exchange for the Purchase Money Notes.

(b) Contemporaneously with the execution of this Agreement, pursuant to the terms of the Transferred LLC Interest Sale Agreement, the Private Owner is acquiring from the Initial Member an LLC Interest representing a forty percent (40%) equity interest for the Transferred LLC Interest Sale Price in accordance with the terms thereof.

(c) Upon the consummation of the transactions contemplated in Sections 2.3(a) and (b) and prior to the occurrence of the First Incentive Threshold Event as described in Section 6.6(b)(iii), the Private Owner shall own forty percent (40%) of the issued and outstanding LLC Interests and the Initial Member shall own sixty percent (60%) of such LLC Interests. Following the occurrence of the First Incentive Threshold Event and prior to the occurrence of the Second Incentive Threshold Event as described in Section 6.6(b)(iii), the Private Owner shall own thirty-five percent (35%) of the issued and outstanding LLC Interests and the Initial Member shall own sixty-five percent (65%) of such LLC Interests. Following the occurrence of the Second Incentive Threshold Event, the Private Owner shall own thirty percent (30%) of the issued and outstanding LLC Interests and the Initial Member shall own seventy percent (70%) of such LLC Interests.

2.4 Registered Office; Chief Executive Office. The Company shall maintain a registered office and registered agent in Delaware to the extent required by the Act, which office and agent shall be as determined by the Manager from time to time and which shall be set forth in the Certificate. Initially (and until otherwise determined by the Manager), the registered office in Delaware shall be, and the name and address of the Company’s registered agent in Delaware shall be, as specified in the Certificate as originally filed, which may be amended by the Manager from time to time as necessary to correctly reflect the name and address of the Company’s registered agent. The chief executive office of the Company shall be located at 700 NW 107th Avenue, Suite 400, Miami, FL 33172, or such other place as shall be determined by the Manager from time to time.

2.5 Purpose; Duration.

(a) The purpose of the Company is to engage in and conduct the Business, directly or, to the extent specifically authorized in this Agreement, indirectly through other Persons. The Company shall not form or have any Subsidiaries other than Ownership Entities or as otherwise authorized in or pursuant to this Agreement. The Company shall have all powers necessary, desirable or convenient, or which the Manager deems necessary, desirable or convenient, and may engage in any and all activities necessary, desirable or convenient, or which the Manager deems necessary, desirable or convenient, to accomplish the purposes of the Company or consistent with the furtherance thereof.

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(b) Subject to Section 9.1, the Company shall continue in existence perpetually.

2.6 Single Purpose Entity; Limitations on Company’s Activities. Except to the extent expressly permitted by this Agreement or the Ancillary Documents, the following shall govern for so long as the Company is in existence:

(a) Subject to Section 9.1, the Manager shall cause the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises, and the Manager also shall cause the Company to:

(i) maintain financial statements separate from any Affiliate; provided, however, that each Ownership Entity shall be consolidated in the financial statements of the Company; and provided, further, that the assets, liabilities and results of operations of the Company may be included in the consolidated financial statements of its parent or ultimate parent in accordance with GAAP;

(ii) at all times hold itself out to the public as a legal entity separate from the Members and any other Person;

(iii) file its own tax returns, as may be required under applicable Law, and pay any taxes so required to be paid under applicable Law;

(iv) except as contemplated hereby or by the Ancillary Documents, segregate its assets and not commingle its assets with assets of any other Person;

(v) conduct the Business in its own name and strictly comply with all organizational formalities to maintain its separate legal existence;

(vi) pay its own liabilities only out of its own funds;

(vii) maintain an arm’s length relationship with any Affiliate upon terms that are commercially reasonable and that are no less favorable to the Company than could be obtained in a comparable arm’s length transaction with an unrelated Person;

(viii) subject at all times to Section 3.3, pay the salaries of its own employees, if any, and maintain, or cause to be maintained, a sufficient number of employees, if any, in light of its contemplated business operations;

(ix) allocate, fairly and reasonably, shared expenses, including any overhead for shared office space;

(x) use separate stationery, invoices and checks;

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(xi) correct any known misunderstanding regarding its separate identity; and

(xii) maintain adequate capital in light of its contemplated business purpose, transactions and liabilities, if any.

(b) Neither the Manager nor the Private Owner may cause or permit a Dissolution Event or an Insolvency Event to occur with respect to the Company or any of its Subsidiaries to which the Initial Member has not provided its written consent, and neither the Manager nor the Private Owner may, without the written consent of the Initial Member, cause or permit the Company or any of its Subsidiaries to:

(i) except as contemplated hereby or by the Ancillary Documents, hold out its credit or assets as being available to satisfy the obligations of others, or become bound by any Guarantee of, or otherwise obligate itself with respect to, the Debts of any other Person, including any Affiliate;

(ii) except as contemplated hereby or by the Ancillary Documents (including the Purchase Money Notes (and any promissory note reissued in respect thereof pursuant to Section 2.8 of the Custodial and Paying Agency Agreement), the Purchase Money Notes Guaranty, and the Reimbursement, Security and Guaranty Agreement), pledge its assets for the benefit of any other Person, make any loans or advances to any other Person, or encumber or permit any Lien to be placed on the Loans, the Underlying Collateral, or the proceeds therefrom; provided that the Company may invest its funds in interest bearing accounts held by any bank that is not its Affiliate and make advances in accordance with Article XII;

(iii) own any assets, or engage in any business, unrelated to the Business;

(iv) incur, create or assume any Debt other than the Purchase Money Notes (and any promissory note reissued in respect thereof pursuant to Section 2.8 of the Custodial and Paying Agency Agreement), any Discretionary Funding Advance, any Excess Working Capital Advance or as otherwise expressly permitted hereby or by the Ancillary Documents to which the Initial Member is a party;

(v) make or permit to remain outstanding any loan or advance to, or own or acquire any stock or securities of, any Person (other than an Ownership Entity), except that the Company may invest in those investments permitted under the Ancillary Documents and may make any advance required or expressly permitted to be made pursuant to any provisions of Article XII or the Ancillary Documents and permit the same to remain outstanding in accordance with such provisions;

(vi) acquire any LLC Interest (or any portion of any LLC Interest);

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(vii) consolidate or merge with or into any other Person, convert into any other type of Person (including into a limited liability company organized under the laws of a jurisdiction other than the State of Delaware), transfer, domesticate or continue the Company or any Subsidiary of the Company pursuant to Section 18-213 of the Act, or take any other action for which the consent of some or all of the members of a limited liability company is (unless otherwise provided in the limited liability company agreement of such limited liability company) required by the Act;

(viii) convey or transfer its properties and assets as an entirety or substantially as an entirety to any Person, transfer its ownership interests, or engage in any dissolution or liquidation, except in each case to the extent such activities are expressly permitted pursuant to any provision of this Agreement or the Ancillary Documents (and subject to obtaining any approvals required hereunder or thereunder, as applicable);

(ix) except as contemplated or permitted by this Agreement, form, acquire or, subject to the second proviso of the definition of Ownership Entity, hold any Subsidiary other than an Ownership Entity or form any trust for the purpose of holding Loans for the benefit of the Company; or

(x) breach or violate any representation, warranties, covenants or agreements contained in any of the Ancillary Documents.

(c) The failure of the Company, any Member and/or the Manager to comply with any of the foregoing covenants or any other covenants contained in this Agreement shall not affect the status of the Company as a separate legal entity or the limited liability of the Members.

2.7 Ratification of Certain Actions. Prior to the Closing Date, the Company previously approved (a) each of the Ancillary Documents, (b) the issuance of the LLC Interests, and (c) the taking of all action reasonably necessary to effect the foregoing approvals, including without limitation the execution and performance of this Agreement and the Ancillary Documents (the “Previously Approved Matters”). The Previously Approved Matters, and all actions taken by the Company in furtherance of the Previously Approved Matters, are hereby ratified, approved and confirmed in their entirety by each Member and the Manager is hereby authorized and directed to execute and deliver, for and on behalf of the Company, any and all documents as may now or hereafter be reasonably required in order to effect the Previously Approved Matters.

ARTICLE III

Management and Operations of the Company

3.1 Management of the Company’s Affairs.

(a) Subject to the terms and conditions of this Agreement, the management of the Company shall be vested exclusively in the Person appointed from time to time hereunder as the “Manager” of the Company (the “Manager”), which Manager may, but is not required to be, a

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Member. Effective as of the Closing Date, the Private Owner is hereby appointed as the Manager. Subject to the terms and conditions of this Agreement, the Manager shall have full and exclusive power and discretion to, and shall, manage the business and affairs of the Company in accordance with this Agreement. The Private Owner may not resign as Manager, may not Dispose of or delegate, in whole or in part, its rights, responsibilities or duties as Manager to any other Person, and shall serve as Manager until such time as (i) the Private Owner’s LLC Interest is Disposed of in accordance with the terms of this Agreement and the transferee is admitted as a member of the Company and Successor to the Private Owner, in which case the transferee Member shall, effective upon such Disposition, be appointed as the “Manager” to the extent the Private Owner held such role immediately prior to such Disposition, (ii) the Private Owner is removed as Manager by the Initial Member and replaced in accordance with Section 3.2 or Section 12.4 below; or (iii) the Company is dissolved, and the business and affairs of the Company are wound up, in accordance with the terms of this Agreement. The Manager shall devote such time to the affairs of the Company as is necessary to manage the Company as set forth in this Agreement. Without limitation of the foregoing, the Manager shall cooperate with the Tax Matters Member in all respects as reasonably requested by the Tax Matters Member, from time to time, in connection with the Tax Matters Member’s performance of its obligations under this Agreement. Private Owner (and any Successor to Private Owner) hereby expressly acknowledges that (x) as it relates to its role as each of the Manager, this Agreement constitutes a personal services contract between the Private Owner and the Company, and (y) except as may be otherwise expressly specified herein, it shall not be entitled to any salary, fees, reimbursement of costs or expenses, or other compensation with respect to its service as Manager hereunder (including with respect to the Manager’s Loan servicing and management obligations under Article XII).

(b) Except as otherwise specifically provided in this Agreement and without limitation of the powers expressly granted to the Manager under any other provision of this Agreement, the authority, duties (including fiduciary duties) and functions of the Manager shall be identical to the authority, duties (including fiduciary duties) and functions of the board of directors and the officers of a corporation organized under the Delaware General Corporation Law (and not electing to be governed by subchapter XIV thereof). The Manager shall have no authority to take or authorize the taking of any action in contravention of any express term of this Agreement.

(c) No Person dealing with the Company or the Manager shall be required to determine, and any such Person may conclusively assume and rely upon, the authority of the Manager to execute any instrument or make any undertaking on behalf of the Company. No Person dealing with the Company or the Manager shall be required to determine any facts or circumstances bearing upon the existence of such authority. Without limitation of the foregoing, any Person dealing with the Company or the Manager is entitled to rely upon a certificate signed by the Manager as to:

(i) the identity of the Members;

(ii) the existence or non-existence of any fact or facts that constitute a condition precedent to acts by the Manager or are in any other manner germane to the affairs of the Company;

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(iii) the identity of Persons who are authorized to execute and deliver any instrument or document of or on behalf of the Company; or

(iv) any act or failure to act by the Company or any other matter whatsoever involving the Company or the Members.

(d) Notwithstanding anything to the contrary contained in this Agreement, the parties hereto acknowledge and agree that:

(i) nothing contained in this Agreement creates any fiduciary duty on behalf of the Initial Member;

(ii) the Private Owner and the Company each hereby expressly waives any fiduciary duties that may otherwise be deemed to be owed by the Initial Member to the Private Owner or the Company; and

(iii) the Initial Member shall be entitled to act and exercise any right of approval or consent that it has under this Agreement in its interest, in its sole and absolute discretion, without regard to and against the interests of the Private Owner or the Company.

(e) Unless and to the extent reimbursement is due under an express provision hereof or pursuant to a Related Party Agreement or any Ancillary Document, the Company shall not be liable for, and the Manager shall not seek reimbursement from the Company or any Member for, any expenses or costs incurred after the formation of the Company by the Manager and/or its Affiliates on behalf of or for the benefit of the Company.

(f) This Section 3.1 is subject to any express requirement of direct Initial Member consent set forth elsewhere in this Agreement, including in Sections 2.6, 3.4, 3.8, 8.1, 8.2, 8.8(a), 9.1, 12.3(g), 12.7(b), 12.12, 12.15, 13.5 and 13.12. Any purported action by the Company or the Manager requiring the consent of the Initial Member under this Agreement shall be null and void ab initio unless and until the Initial Member’s consent is obtained.

3.2 Removal of Manager. Upon an Event of Default (and so long as the Private Owner is then the Manager), the Initial Member may remove the Private Owner as the Manager and appoint a successor Manager in the sole discretion of the Initial Member in accordance with Section 12.4, whereupon such successor Manager shall immediately succeed to all, or such portion as the Initial Member and successor Manager agree, of the rights, powers, duties and obligations of the “Manager” hereunder, and the predecessor Manager shall promptly take such actions as may be reasonably requested by the Initial Member to facilitate the transition to such successor Manager.

3.3 Employees and Services. After the Closing Date, the Manager shall cause to be made available to the Company and the Manager, from time to time, employees, facilities and support services in a manner and to an extent reasonably required for it to fulfill its duties and obligations as Manager and for the day-to-day operation of the Business, including the Manager’s (or its applicable Affiliates’) employees, facilities and support services. If necessary

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to meet the foregoing requirements, the Manager shall enter into contractual arrangements to secure employees, facilities and support services from third parties (including its Affiliates); provided, however, that the Manager shall at all times provide for the servicing of the Loans through a Servicer under contract with the Manager (in its individual capacity) in accordance with Article XII (and subject to applicable services retained by the Manager in accordance with Section 12.3) and the safekeeping of the Notes and other Loan Documents by a Custodian under contract with the Company in accordance with the provisions of Section 3.7 below. Notwithstanding anything to the contrary contained in this Section 3.3, the Company shall not have any employees, no employees of the Manager or any third party (including any Affiliate) shall be deemed to be employees of the Company, any contractual relationships entered into by the Manager to provide employees, facilities or support services to the Company or the Manager shall be relationships between the third parties (or Affiliates) and the Manager (and not the Company) and shall not relieve such Manager of its obligations or any liability hereunder, and no expenses incurred to secure or maintain employees, facilities or support services shall be an expense of the Company unless the same is expressly reimbursable by the Company pursuant to the provisions of Article XII below or is otherwise expressly set forth in this Agreement or in any Ancillary Documents to be an expense of the Company.

3.4 Restrictions on Manager and Private Owner. Neither the Private Owner nor, notwithstanding any delegation of authority to it hereunder, the Manager may or shall in any event (x) do, or cause the Company to do, any act or take, or cause the Company to take, any action in contravention of any Law, or (y) take any of the following actions on behalf of, or with respect to, the Company, or otherwise cause the Company to take any of the following actions, in the case of all of the foregoing without the prior written approval of the Initial Member and, until occurrence of the Purchase Money Notes Defeasance Date, the Purchase Money Notes Guarantor, which approval may be withheld or conditioned in the Initial Member’s and the Purchase Money Notes Guarantor’s sole and absolute discretion:

(i) admitting additional or substitute members of the Company, except in accordance with Article VIII;

(ii) changing the legal form of the Company to other than a limited liability company;

(iii) taking any action that would cause the Company to be treated as other than a partnership for federal tax purposes;

(iv) taking any action that would make it impossible to carry on the ordinary business of the Company;

(v) conducting Bulk Sales during any of (A) the first three successive 12-month periods after the Closing Date, or (B) any of the subsequent successive 12-month periods thereafter until the occurrence of the Purchase Money Notes Defeasance Date, in each case in an aggregate amount (for such 12-month period) in excess of ten percent (10%) of the aggregate Unpaid Principal Balance of all Loans as at the beginning of such 12-month period (or, for such first 12-month period, as at the Cut-Off Date as indicated on the Loan Schedule); provided, that

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for purposes of the foregoing (A) the amount of any Bulk Sale shall be determined (1) for Loans, or any Bulk Sale of all or substantially all of the remaining Underlying Collateral (including any REO Property or other Acquired Property) with respect to any Loan, based on the aggregate Unpaid Principal Balance (including, as applicable, taking into account clauses (iii) and (iv) of the definition thereof) as of the time of such Bulk Sale, and (2) for Acquired Property (including REO Property) or any portion thereof where such Bulk Sale does not involve all or substantially all of the related Loan or other remaining Underlying Collateral (including any REO Property or other Acquired Property) with respect to such Loan, based on the value thereof as of the time of such sale or disposition, including, where available, based on the most recent appraisal price or broker opinion, and (B) the sale or other disposition of an Ownership Entity (or any voting or equity interest therein) shall constitute a sale or other disposition of the Acquired Property (including any REO Property) held directly or indirectly by such Ownership Entity;

(vi) incurring any liability on behalf of the Company (other than liabilities to trade creditors in the ordinary course of the Business and such other liabilities as may be permitted by this Agreement or any Ancillary Document);

(vii) possessing or transferring Company Property for other than Company purposes;

(viii) taking any action that would require the Company to register as an “investment company” (as defined in the Investment Company Act);

(ix) selling or otherwise transferring any Loan, Underlying Collateral or Acquired Property (or any portion thereof) to the Manager, the Private Owner, any Servicer, any Subservicer, or any Affiliate of any of the foregoing or of the Company;

(x) financing the sale or other transfer of any Loan, Underlying Collateral or Acquired Property (or any portion thereof);

(xi) selling any Loan, Underlying Collateral or Acquired Property (or any portion thereof) in a transaction that provides for any recourse against the Company, the Initial Member or the FDIC, in any capacity, or against the LLC Interest held by the Initial Member or any share of the Loan Proceeds allocable to the Initial Member;

(xii) disbursing funds from the Collection Account, the Working Capital Reserve Account or other accounts created under this Agreement, the Custodial and Paying Agency Agreement or any Servicing Agreement other than in accordance with (and without violation of any requirement contained in) the provisions of this Agreement, the Custodial and Paying Agency Agreement, the applicable Servicing Agreement and the Reimbursement, Security and Guaranty Agreement;

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(xiii) advancing additional funds that would increase the Unpaid Principal Balance of any Loan other than (A) Funding Draws or (B) Servicing Expenses to the extent that capitalizing such Servicing Expenses is or would have been, prior to the conversion of Loan to the Acquired Property, permitted under the applicable Loan Documents;

(xiv) reimbursing the Manager for any expense or cost incurred (or paid) to any Affiliate of any of the Company, the Private Owner, the Manager, the Servicer or any Subservicer;

(xv) taking any action or omitting to take any action that causes the Company to breach any representation, warranty, covenant or other agreement contained herein or in any Ancillary Document (for avoidance of doubt, nothing in this clause (xv) shall require the Private Owner or the Manager to make any capital contribution or advances which are not otherwise required of it under the express terms of this Agreement or any Ancillary Document); or

(xvi) taking any action for which the consent of some or all of the members of a limited liability company is (unless otherwise provided in the limited liability company agreement of such limited liability company) required by the Act.

3.5 Related Party Agreements. Neither the Company nor any of its Subsidiaries shall enter into any current or future contract, agreement, commitment, arrangement or transaction (including any agreement to sell Company Property, incur any Debt or become bound by any Guarantee of any obligations) with or for the benefit of, or pay any fee to, the Private Owner or any Affiliate of the Company or the Private Owner (a “Related Party Agreement”), except for the Purchase Money Notes or any promissory note reissued in respect thereof in accordance with Section 2.8 of the Custodial and Paying Agency Agreement or as may otherwise be expressly provided herein or in any Ancillary Document to which the Initial Member is a party or as may be approved by both Members.

3.6 Real Property. The Company shall not take title in its own name to any REO Property, and any ownership of any such REO Property shall be governed by Section 12.13 and the relevant terms of the Servicing Agreement.

3.7 Custodian and Paying Agent. The Manager shall cause the Company to retain and enter into and, at all times, be a party to written custodial agreement with a document custodian (the “Custodian”) that is a Qualified Custodian and approved by the Initial Member, and such Custodian shall at all times have custody and possession of the Notes and other Custodial Documents. The Manager shall also cause the Company to retain and enter into and, at all times, be a party to written paying agency agreement with a paying agent selected by the Company (the “Paying Agent”), which Paying Agent shall receive and distribute Loan Proceeds in accordance with the applicable Custodial and Paying Agency Agreement. Except as may be determined by the Initial Member in connection with an exercise of its rights under Section 13.5 below, the Custodian and the Paying Agent shall be the same; and the custodial and paying agency functions shall be performed on the terms set forth in a Custodial and Paying Agency

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Agreement that is acceptable to the Initial Member. At no time shall the Company have more than one Custodian or one Paying Agent. The fees and expenses paid to the Custodian and Paying Agent shall be no more than market rates and the Custodian and Paying Agent shall be terminable by the Company upon no more than thirty (30) days notice provided by either, without cause under the Custodial and Paying Agency Agreement. In the event that the Manager removes, or causes the Company (or any Servicer) to remove, any Notes or other Custodial Documents from the possession of the Custodian (which shall be done only in accordance with the relevant Custodial and Paying Agency Agreement), (i) any loss or destruction of or damage to such Notes or Custodial Documents shall be the personal liability of the Manager (who, along with the relevant Servicer(s), shall be responsible for safeguarding such Notes and Custodial Documents), and (ii) such Notes shall be returned to the Custodian within the time provided under the applicable Uniform Commercial Code to maintain the perfection of the secured party’s security interest therein by possession. If any Notes or other Custodial Documents are removed in connection with the modification or restructuring of a Loan, the modified or restructured Notes and other Custodial Documents removed in connection therewith shall be returned to the Custodian as soon as possible following the completion of the restructuring or modification (and, in any event, in accordance with clause (ii) of the immediately preceding sentence). The Manager shall ensure that the Initial Member receives a copy of each demand, notice or other communication given under the Custodial and Paying Agency Agreement at the time that such notice or other communication is given thereunder.

3.8 Relationships with Borrowers, etc. Except as otherwise consented to by the Initial Member, neither the Private Owner nor the Manager shall, at any time, (a) be an Affiliate of or a partner or joint venturer with any Borrower, (b) be an agent of any Borrower, or allow any Borrower to be an agent of the Manager or the Company, or (c) except as is otherwise contemplated by the Company’s ownership of the Loans and its right to hold Acquired Property, have any interest whatsoever in any Borrower, Obligor or other obligor with respect to any Loan or any of the Underlying Collateral.

3.9 No Conflicting Obligations. The Manager shall cause the Company to comply with the Ancillary Documents in accordance with their terms, and shall not, at any time, enter into or become a party to any agreement that would conflict with the terms of this Agreement.

3.10 Compliance with Law. The Manager shall, and shall cause the Company to, at all times, comply with applicable Law in connection with the performance or exercise of its rights, powers, duties or obligations under this Agreement.

3.11 No Bankruptcy Filing. Neither the Manager nor the Private Owner may cause or permit the Company to: (a) file a voluntary petition for bankruptcy, (b) file a petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any Law, (c) make an assignment for the benefit of creditors, (d) seek, consent or acquiesce in the appointment of a trustee, receiver or liquidator or of all or any substantial part of its properties, (e) file an answer or other pleading admitting or failing to contest the material allegations of (i) a petition filed against it in any proceeding described in clause (a) through (d), or (ii) any order adjudging it a bankrupt or insolvent or for relief against it in any bankruptcy or Insolvency Proceeding, or (f) allow itself to become unable to pay its obligations as they become due.

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3.12 No Liens. The Manager shall not cause the Company to place, or voluntarily permit to be placed, any Lien on any of the Loans, the Underlying Collateral, the Loan Documents, or the Loan Proceeds, except, in the case of Underlying Collateral, such Liens caused or permitted by the Manager (i) as permitted under the Loan Documents where the applicable Borrower is not in default thereunder and (ii) as permitted by the terms of the Reimbursement, Security and Guaranty Agreement; and the Manager shall not take any action to interfere with the Collateral Agent’s rights as a secured party with respect to Loans, the Underlying Collateral and the Loan Proceeds.

3.13 Remedies Upon an Event of Default; Security Interest.

(a) Upon the occurrence of an Event of Default, in addition to all other remedies available hereunder or under the Ancillary Documents upon such an Event of Default, the Initial Member shall be entitled to (i) remove the Private Owner as the Manager pursuant to Sections 3.2 and 12.4, (ii) remove the Private Owner as a Member, (iii) purchase (or cause a designee to purchase) the LLC Interest of the Private Owner pursuant to Section 3.14, (iv) designate itself or any applicable transferee Member as the Manager hereunder, and/or (v) with or without notice to or demand upon Private Owner (except as may be required by law), exercise any or all rights and remedies with respect to the Secured Assets and any Qualifying Letter of Credit, specifically including the right (A) to foreclose on the LLC Interest held by the Private Owner and transfer such LLC Interest to a third party (it being agreed that none of the Private Owner, the Manager or any of their Affiliates shall participate in any sale of the Private Owner’s LLC Interest without the written consent of the Initial Member); (B) to draw upon any or all Qualifying Letters of Credit, by presenting to the applicable Issuing Bank one or more drafts or demands and any other necessary documents, and to receive (in a lump sum or in several sums from time to time at the sole discretion of the Initial Member) any or all amounts available for drawing under each such Qualifying Letter of Credit, and/or (C) to exercise any rights under the Private Owner Pledged Account Control Agreement (or otherwise) with respect to the Private Owner Pledged Account, including the right to assume exclusive control over the Private Owner Pledged Account and to cause the funds therein to be remitted (in a lump sum or in several sums from time to time at the sole discretion of the Initial Member) to or at the direction of the Initial Member. The removal of the Private Owner as Member shall be subject to Section 8.4.

(b) For the avoidance of doubt, in the event that the Initial Member determines to exercise its remedies against any Secured Assets or any Qualifying Letter of Credit, it shall have the absolute right to deduct from the proceeds of such exercise of remedies (including proceeds of any foreclosure sale with respect to the LLC Interests, any drawing on a Qualifying Letter of Credit and any receipt of funds the Private Owner Pledged Account), any Losses arising out of or resulting from such Event of Default incurred by the Indemnified Parties, together with all costs and expenses (including, without limitation, attorneys’ fees and disbursements) incurred by Initial Member in connection with enforcing its rights and remedies hereunder and under the Ancillary Documents; and any Private Owner Obligations then due and payable (in each case such order as the Initial Member may determine in its sole discretion); provided that the Initial Member

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may, in its sole discretion, hold any such proceeds as additional security for any existing or future Private Owner Obligations. Without limitation of the foregoing, in no event shall the Initial Member have any obligation (but it shall at all times have the right in its sole discretion) to use or apply any proceeds of the Secured Assets toward payment of any Private Owner Obligations owing to the Company (whether or not the same are due and payable), and the Private Owner shall remain fully obligated to pay and perform all such Private Owner Obligations owing to the Company notwithstanding any such election by the Initial Member to so refrain from applying such proceeds toward payment of the same; and, in the event that, for any reason any such proceeds of the Secured Assets are used for payment of any Private Owner Obligations owing to the Company, any and all rights of the Private Owner to payments, reimbursements or distributions from the Company on account of any such payment to the Company (including rights to any repayment of any deemed Excess Working Capital Advances, to the extent any such proceeds are used to fund the same), shall be considered as part of the Secured Assets and shall, to the extent paid or payable by the Company, be paid directly to the Initial Member (and the Initial Member shall have the right to direct the Paying Agent to so remit to the Initial Member any applicable distributions or payments by the Paying Agent with respect thereto) to be held and applied by the Initial Member as part of the proceeds of the Secured Assets (as collateral for the Private Owner Obligations). Any Secured Assets or proceeds thereof as held by the Initial Member may be commingled with the Initial Member’s own funds, without any need to pay interest or income thereon. Upon indefeasible payment and performance in full all of the Private Owner Obligations (following the dissolution of the Company), any remaining unapplied proceeds (from an exercise of remedies by the Initial Member against the rights of the Private Owner to the Secured Assets or any Qualifying Letter of Credit) so held by the Initial Member, shall be released to the Private Owner (or such other Person as may have applicable rights therein in accordance with applicable law). In any event, the Private Owner shall remain liable for any deficiency in payment of the Private Owner Obligations.

(c) This Agreement shall constitute a security agreement under applicable Law for the benefit of the Initial Member and, in furtherance thereof, the Private Owner (in all of its capacities) and the Company (as applicable) shall be deemed to have granted, and each does hereby grant, to the Initial Member, for itself (and its assignees) and for the benefit of the Company and the Indemnified Parties, a valid and continuing first priority lien on and security interest in all of the Private Owner’s right, title and interest in, to and under, the Secured Assets, whether now owned or existing, or hereafter acquired and arising in, to and under the Secured Assets and all of the proceeds of the foregoing, as security for the payment and performance (when due) by Private Owner (including in its roles as Manager and Tax Matters Member) of its duties, liabilities and obligations under this Agreement and the Ancillary Documents and the compliance by the Private Owner (including as Manager and Tax Matters Member) with the terms and conditions of this Agreement and the Ancillary Documents (collectively, the “Private Owner Obligations”). For the avoidance of doubt, the parties acknowledge that the Secured Assets are not, pursuant to the foregoing, collateral for the separate payment obligations of the Company except to the extent that, pursuant to this Agreement or the Ancillary Documents, the Private Owner, in any capacity, is required to pay (or advance applicable funds to pay) or otherwise bear such obligations (an in such case, such Secured Assets secure such obligations of the Private Owner to the Company and, if applicable, the Initial Member and the Indemnified Parties only, and not any such separate obligations of the Company to any other Persons), such that the Secured

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Assets do not secure the Company’s payment obligations under the Purchase Money Notes. For purposes of this Agreement, the term “Secured Assets” shall mean (x) all right, title and interest of the Private Owner in and to the Private Owner Pledged Account (and all funds therein and related rights thereto as more specifically described in the Private Owner Pledged Account Control Agreement), (y) the LLC Interest held by Private Owner and all other rights of the Private Owner (in any capacity) under this Agreement and the Ancillary Documents (including rights to any distributions or payments on account of any Excess Working Capital Advances or Discretionary Funding Advances made by or on behalf of the Private Owner), and (z) all proceeds of any of the foregoing at any time (including distributions thereon or other income in respect thereof).

(d) As additional security for the Private Owner Obligations (and, as applicable, as part of the Secured Assets), the Private Owner shall deliver on the Closing Date and at all times thereafter cause to be maintained additional collateral (the “Additional Security”) consisting of either (i) cash and any interest earned thereon (and Permitted Investments with respect thereto) in the Private Owner Pledged Account in an aggregate amount at least equal to Five Million Dollars ($5,000,000) (“Qualifying Cash Collateral”) or (ii) undrawn (and available) amounts under one or more Qualifying Letters of Credit in an aggregate amount at least equal to Five Million Dollars ($5,000,000). In the event that the Private Owner determines to fulfill its obligation to provide the Additional Security by issuance of a Qualifying Letter of Credit, the Private Owner shall cause the issuance and delivery to the Initial Member, on the Closing Date, of a single Qualifying Letter of Credit in the full amount of such Additional Security. The Initial Member shall have the unilateral right to draw on any such Qualifying Letter of Credit and to provide instructions to the Paying Agent for the disposition of the Qualifying Cash Collateral in the Private Owner Pledged Account, in each case without any requirement for any further consent, confirmation or instructions from the Private Owner; provided, however, that as between the Initial Member and the Private Owner (and without creating any right or obligation of the Paying Agent or any Issuing Bank to refuse to honor, or inquire as to the accuracy or sufficiency of, any applicable instructions from the Initial Member), the Initial Member agrees that (i) it shall not exercise such rights to so draw on any such Qualifying Letter of Credit unless there shall have occurred an Event of Default (whether or not relating to any Qualifying Letter of Credit) or an LC Reissuance/Extension Failure (with respect to such Qualifying Letter of Credit), and (ii) it shall not exercise such rights to so unilaterally direct the disposition of the Qualifying Cash Collateral from the Private Owner Pledged Account unless there shall have occurred an Event of Default.

(e) On the Closing Date (and whether or not the Private Owner has elected to provide Additional Security in the form of Qualifying Cash Collateral), the Private Owner shall establish the Private Owner Pledged Account with the Paying Agent for the exclusive purpose of holding Qualifying Cash Collateral (including in the form of any proceeds from a drawing on a Qualifying Letter of Credit at any time deposited in the Private Owner Pledged Account in accordance herewith). The Private Owner Pledged Account (and all funds and financial assets therein) shall be subject to the security interest granted herein pursuant to the terms of this Agreement, the Custodial and Paying Agency Agreement and the Private Owner Pledged Account Control Agreement. Funds in the Private Owner Pledged Account may be invested at the direction of the Private Owner from time to time in Permitted Investments in accordance with the Custodial and Paying Agency Agreement; provided, that all such Permitted Investments shall

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remain in the Private Owner Pledged Account as Qualifying Cash Collateral, and in no event shall the Private Owner have any right or authority to withdraw any funds from such Private Owner Pledged Account.

(f) Upon the occurrence of any LC Reissuance/Extension Failure, the Initial Member shall have the right (but not the obligation) to draw on all or any part of the undrawn amount of any Qualifying Letter of Credit subject to such LC Reissuance/Extension Failure; and in such case the funds received by the Initial Member as a result of any such draw shall be deposited in the Private Owner Pledged Account (as Qualifying Cash Collateral) and such LC Reissuance/Extension Failure shall not be deemed an Event of Default hereunder, in each case only so long as (i) there shall not have occurred any Event of Default (other than such LC Reissuance/Extension Failure), (ii) the Private Owner Pledged Account shall then be and remain open and subject to the Private Owner Pledged Account Control Agreement, and (iii) upon such deposit in the Private Owner Pledged Account (of the funds received by the Initial Member from such draw), the aggregate amount of the Additional Security (disregarding such affected Qualifying Letter of Credit) shall be in an amount not less than Five Million Dollars ($5,000,000), it being understood that, in the event the foregoing conditions are not satisfied, the Initial Member shall have the right to hold and apply such funds pursuant to Section 3.13(b) above.

(g) The Private Owner hereby authorizes the filing by Initial Member and its assignees of such financing or continuation statements in such jurisdictions as Initial Member or its assignees deem appropriate (in their sole and absolute discretion) to perfect and continue their first priority lien and security interest with respect to the Secured Assets. The Private Owner shall deliver to Initial Member an assignment and assumption agreement with respect to the LLC Interest held by it, in the form attached hereto as Exhibit C, endorsed in blank, and executed by the Private Owner. Initial Member may use the assignment and assumption agreement to effect the assignment of the LLC Interest held by the Private Owner at any time if an Event of Default occurs and is continuing.

(h) After all of the obligations secured by the Secured Assets have been indefeasibly paid and performed in full (following the dissolution of the Company), the Initial Member shall, upon the request of Private Owner, release any then outstanding Qualifying Letter of Credit and consent to the termination of the Private Owner Pledged Account Control Agreement.

(i) The Initial Member’s rights and remedies under this Agreement, any Ancillary Document or otherwise are cumulative and may be exercised singularly (and in such order as the Initial Member may determine in its sole discretion) or concurrently. Neither any failure nor delay on the part of Initial Member to exercise any other right or remedy shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise thereof or of any other right or remedy howsoever arising. In no event shall the Initial Member have any obligation to seek or exhaust any particular remedy prior to exercising any other remedy, and the Private Owner hereby waives any and all right to require the marshalling of assets in connection with any exercise by the Initial Member of its remedies hereunder or under any Ancillary Document. Under no circumstances shall Initial Member be deemed or construed to have waived its right to draw upon any Qualifying Letter of Credit, to

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proceed against the Private Owner Pledged Account, to foreclose upon the LLC Interest of the Private Owner or to exercise any of its other rights or remedies unless such waiver is in writing and executed by a duly authorized representative of Initial Member. A waiver of any right or remedy on any one occasion shall not operate as a waiver of such right or remedy on any future occasion or as a waiver of any other right or remedy.

3.14 Purchase Right of Initial Member. Without prejudice to the rights of the Initial Member to foreclose on the LLC Interest of the Private Owner in accordance with Section 3.13:

(a) Upon the occurrence and during the continuance of an Event of Default, the Initial Member may at any time, by notice (a “Buy-Out Notice”) to the Private Owner, elect to purchase (or cause one or more designees to purchase) the Private Owner’s LLC Interest for an amount, payable in cash, equal to (x) the fair market value of such LLC Interest (determined, if necessary, in accordance with Section 3.14(b)(iv)) as of a date (the “Buy-Out Valuation Date”) selected by the Initial Member in its discretion between the date of the Buy-Out Notice and the closing of such purchase (the “Buy-Out Closing”), less (y) any amounts owed by the Private Owner pursuant Section 3.14(b)(v), and less (z) any distributions paid by the Company to or for the account of the Private Owner between the date of the Buy-Out Valuation Date and the Buy-Out Closing.

(b) If the Private Owner receives a Buy-Out Notice, the Buy-Out Closing shall be consummated as follows:

(i) The Buy-Out Closing shall be held at the principal offices of the Company on a day selected by the Initial Member, which day shall, subject to Section 3.14(b)(iv), be no later than six months after the Buy-Out Notice was delivered to the Private Owner or at such other place or on such other date as the parties may agree (the “Buy-Out Closing Date”).

(ii) The Initial Member shall purchase (and/or cause one or more designees to purchase in the aggregate) all but not less than all of the of the Private Owner’s LLC Interest for the consideration set forth in Section 3.14(a), and against delivery of such consideration, the Private Owner shall deliver all such documents and instruments as are necessary to transfer to the Initial Member (and/or its designee(s)), and in any event shall be deemed to have transferred, and to have represented and warranted to the Initial Member (and/or its designee(s)) that it has transferred, to the Initial Member (and/or its designee(s)), good title to (and, in any event, all right, title and interest of the Private Owner in and to) the entire LLC Interest of the Private Owner, free and clear of all Liens other than those created by this Agreement.

(iii) The Private Owner shall obtain all material consents, approvals or waivers (including expiration or termination of a specified waiting period) of any Governmental Authority or Person that may be required in connection with the purchase and sale of the Private Owner’s LLC Interest (other than any such consent, approval or waiver which has, if permitted by law, been waived by the Initial Member).

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(iv) In the event of the delivery of a Buy-Out Notice, the Members shall attempt to agree on the fair market value of the Private Owner’s LLC Interest as of the Buy-Out Valuation Date. If the Members are unable to agree on such value within 15 days after the date of delivery of the Buy-Out Notice (or, if sooner, by the Buy-Out Closing Date), then such value shall be determined immediately thereafter in accordance with the Dispute Resolution Procedure, and, if applicable, the Buy-Out Closing Date shall be delayed until such date (after completion of the applicable valuation) as may be selected by the Initial Member. For the avoidance of doubt, in no event shall the right under this Section 3.14 or any valuation resulting from a Dispute Resolution Procedure create any obligation with respect to, or otherwise limit the rights of the Initial Member in connection with, any concurrent or subsequent foreclosure (or sale) of the Private Owner’s LLC Interest pursuant to Section 3.13 and/or exercise of relevant rights under the Uniform Commercial Code or otherwise, and the Private Owner acknowledges and agrees that any foreclosure and sale pursuant to Section 3.13 and relevant rights under the Uniform Commercial Code or otherwise may result in a sale price for the LLC Interest that is significantly lower than a Buy-Out Purchase Price potentially (or having actually been) determined pursuant to this Section.

(v) All out-of-pocket costs and expenses incurred by the Initial Member in connection with the exercise of its rights under this Section 3.14 and the sale of the LLC Interest of the Private Owner (including fees of any investment banking firm retained in connection with the Dispute Resolution Procedure and legal fees and expenses incurred in connection with obtaining any necessary consents, approvals or waivers (including expiration or termination of a specified waiting period) of Governmental Authorities) shall be borne by the Private Owner and may be deducted from the purchase price otherwise payable by the Initial Member (or its designee(s)) for the Private Owner’s LLC Interest.

(c) The failure of the Initial Member to exercise its rights under this Section 3.14 in connection with any Event of Default shall in no way affect or limit the exercise of such rights in connection with any other Event of Default by the Private Owner.

(d) At any time prior to the Buy-Out Closing, the Initial Member may elect not to proceed with the Buy-Out Closing (without any liability or further obligation with respect thereto), and the Private Owner shall remain responsible for amounts owed under Section 3.14(b)(v) notwithstanding any such election by the Initial Member.

(e) Any distributions payable by the Company to the Private Owner after the Buy-Out Valuation Date shall, at the option of the Initial Member, be paid to and held by the Initial Member (or, if permitted by the Paying Agent, held by the Paying Agent in the Distribution Account) and, at the Buy-Out Closing or a reasonable time thereafter, be released by to the Private Owner less, without duplication, any amounts owed by the Private Owner pursuant to this Agreement (including costs and expenses pursuant to Section 3.14(b)(v)). For the avoidance of doubt, neither the Initial Member nor the Paying Agent shall have any obligation to segregate, or pay interest or other income in respect of, any sums held pursuant to this Section 3.14(e).

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3.15 No ERISA Plan Assets. The Manager shall use its reasonable best efforts to ensure that the Company’s assets are not deemed to be “plan assets” within the meaning of Section 3(42) of ERISA and the Plan Asset Regulation.

ARTICLE IV

Membership Interests; Rights and Duties of, and Restrictions on, Members

4.1 General. The membership of the Company shall consist of the Members listed from time to time in the Annex I (the Member Schedule), and such substituted Members as may be admitted to the Company pursuant to Article VIII. The Manager shall cause Annex I (the Member Schedule) to be amended from time to time to reflect the admission of any additional Members, Capital Contributions of the Members, the issuance of additional limited liability company interests, transfers of LLC Interests, repurchases, redemptions or cancellations of LLC Interests, the cessation or withdrawal of a Member for any reason or the receipt by the Company of notice of any change of name or address of a Member.

4.2 LLC Interests.

(a) Creation and Issuance. The Company is only authorized to issue the LLC Interests that exist as of the date hereof, and the Company may not hereafter create or issue any limited liability company interest, provided that nothing in this sentence restricts the Disposition of any outstanding LLC Interest by any Member (which matter is governed by Article VIII). The Company’s LLC Interests shall be uncertificated. The LLC Interests shall have the relative rights, powers, duties and obligations specified in this Section 4.2. As of the Closing Date, LLC Interests are owned by the Initial Member and the Private Owner, as set forth in the Annex I (Member Schedule). Other than as set forth in this Agreement, each LLC Interest shall be identical in all respects to each other outstanding LLC Interest.

(b) Distributions. Subject to Sections 6.6, distributions to the holders of LLC Interests shall be made as provided in Section 6.6(b) and Section 9.2.

(c) No Retirement Fund or Conversion. The LLC Interests shall not be subject to the operation of a retirement or sinking fund to be applied to the purchase or redemption thereof for retirement and shall not be convertible into any other class of limited liability company interests.

(d) Voting Rights. Except to the extent otherwise required by the Act or expressly provided in this Agreement, the holders of LLC Interests shall be entitled to vote on all matters upon which Members have the right to vote as set forth in this Agreement or provided in the Act. Except as expressly set forth elsewhere in this Agreement (including Section 3.1 and Section 3.4), the voting rights of each holder of LLC Interests shall be based on such holder’s Percentage Interest.

4.3 Filings; Duty of Members to Cooperate. The Manager shall promptly cause to be executed, delivered, filed, recorded or published, as appropriate, and the Private Owner will, as requested by the Manager from time to time, execute and deliver, (a) all certificates, documents and other instruments that the Manager deems necessary or appropriate to form, qualify or

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continue the existence or qualification of the Company as a limited liability company in the State of Delaware or as a foreign limited liability company in all other jurisdictions in which the Company may, or may desire to, conduct business or own Company Property, (b) any amendment to the Certificate or any instrument described in clause (a) required because of, or in order to effectuate, an amendment to this Agreement, or any change in the membership of the Company, in accordance with the terms hereof, (c) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the Manager deems necessary or appropriate to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, and (d) such other certificates, documents and other instruments as are required by Law or by any Governmental Authority to be executed by them in connection with the Business as conducted or proposed to be conducted by the Company from time to time. As soon as reasonably practical after the date hereof, the Manager shall cause the Company to apply for, and thereafter use its reasonable best efforts to obtain, as quickly as possible, and maintain, all such licenses as are required to conduct the Business, including qualifications to conduct business in jurisdictions other than Delaware and licenses to purchase, own or manage the Loans, if the failure to so obtain such licenses would reasonably be expected to result in the imposition of fines, penalties or other liabilities on the Company, claims and defenses being asserted against the Company (including counterclaims and defenses asserted by borrowers under the Loans), or materially adversely affect the Company or the Company’s ability to foreclose on the Underlying Collateral securing or otherwise realize the full value of any Loan or Acquired Property.

4.4 Certain Restrictions and Requirements.

(a) No Member may use or possess Company Property other than for a Company purpose, except as provided under license or other contractual arrangements. No Member shall have authority to bind, or otherwise to act on behalf of, the Company except pursuant to authority expressly granted herein or pursuant to authority granted by the Manager in accordance with the terms hereof.

(b) From and after the Closing Date, no Person may or shall be admitted as a member of the Company except pursuant to and in accordance with Article VIII hereof.

(c) Each Member, other than the Initial Member, shall at all times meet the qualifications of a Qualified Transferee.

4.5 Liability of Initial Member. Neither the Initial Member nor any of its Affiliates, nor any officer, director, stockholder, member, manager, employee, agent or assign of the Initial Member or any of its Affiliates (all of the foregoing, collectively, the “Related Persons”), shall be liable, responsible or accountable, whether directly or indirectly, in contract or tort or otherwise, to the Company, any other Person in which the Company has a direct or indirect interest or any Member (or any Affiliate of any of the foregoing), for any Damages asserted against, suffered or incurred by the Company, any Person in which the Company has a direct or indirect interest or any Member (or any Affiliate of any of the foregoing) arising out of, relating to or in connection with any act or failure to act pursuant to this Agreement or otherwise with respect to:

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(a) the management or conduct of the business and affairs of the Company or any Person in which the Company has a direct or indirect interest or any of their respective Affiliates (including, without limitation, actions taken or not taken by any Related Person as an officer or director of any Person in which the Company has a direct or indirect interest or any Affiliates of such Person);

(b) the offer and sale of limited liability company interests in the Company (including the LLC Interests) or the issuance of Purchase Money Notes; and

(c) the management or conduct of the business and affairs of any Related Person insofar as such business or affairs relate to the Company or any Person in which the Company has a direct or indirect interest or to any Member in its capacity as such, including, all:

(i) activities in the conduct of the Business, and

(ii) activities in the conduct of other business engaged in by any Related Person which might involve a conflict of interest vis-à-vis the Company or any Person in which the Company has a direct or indirect interest or any Member (or any of their respective Affiliates) or in which any Related Person realizes a profit or has an interest;

except, in each case, Damages resulting from acts or omissions of such Related Person which were taken or omitted which constituted fraud, gross negligence, willful misconduct, or an intentional material breach of this Agreement or any Ancillary Document.

4.6 Indemnification.

(a) The Private Owner shall indemnify and hold harmless the Initial Member and the Initial Member’s Affiliates, and their respective officers, directors, employees, partners, principals, agents and contractors (all of the foregoing, collectively, the “Indemnified Parties”), from and against any losses, Damages, liabilities, costs and expenses (including reasonable attorneys’ fees and litigation and similar costs, and other out-of-pocket expenses incurred in investigating, defending, asserting or preparing the defense or assertion of any of the foregoing), deficiencies, claims, interest, awards, judgments, penalties and fines (collectively, “Losses”), arising out of or resulting from (i) any breach after the Closing Date, by (x) the Company (during any period when the Private Owner is the Manager, and subject to the clarification set forth below in this Section 4.6(a)), the Private Owner (in any capacity, including as Manager) or any of their respective Affiliates or (y) any of the respective officers, directors, employees, partners, principals, agents or contractors of any Person described in sub-clause (x), of the obligations of the Company or the Private Owner (in any capacity, including as the Manager) under, or any other covenants, agreements or other terms and conditions contained in, this Agreement or any Ancillary Document (including Losses relating to (1) the Company’s obligations with respect to litigation referred to in Section 4.5 of the Contribution Agreement to the extent provided therein, (2) the Company’s obligations under Section 3.1 and 3.2 of the Contribution Agreement (including all costs and expenses of the Initial Member in completing any applicable transfers pursuant to exercise of rights under such section), and (3) any claim asserted by the Initial Member against the Company or the Private Owner (in any capacity, including as the Manager) to

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enforce its rights hereunder or by any third party), or any third-party allegation or claim based upon facts alleged that, if true, would constitute such a breach; (ii) any gross negligence, bad faith or willful misconduct (including any act or omission constituting theft, embezzlement, breach of trust or violation of any Law) on the part of any Person described in sub-clause (i)(x) or (i)(y); or (iii) any Losses with respect to which Initial Member was released, or with respect to which the Company should have obtained a release from the applicable Borrowers or other Obligors, in accordance with Section 4.17(b) of the Contribution Agreement. Such indemnity shall survive the termination of this Agreement. In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a Loss or a claim or demand made by any Person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party shall deliver notice thereof to the Private Owner promptly after receipt by such Indemnified Party of written notice of the Third Party Claim, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder, the amount of such claim (if known) and such other information with respect thereto as is available to the Indemnified Party and as the Private Owner may reasonably request. The failure or delay to provide such notice, however, shall not release the Private Owner from any of its obligations under this Section 4.6 except to the extent that it is materially prejudiced by such failure or delay. The Private Owner acknowledges and agrees that it shall have no recourse against the Company for any amounts the Private Owner is required to pay pursuant to this Section 4.6. For the purposes of this Section 4.6, the term “Initial Member” shall be deemed to include any Person at any time constituting the “Initial Member” hereunder (other than for purposes of this Section 4.6) and (without limitation of the foregoing) any Person at any time holding all or any portion of the LLC Interest initially held by the Initial Member immediately after the Closing, in each case even if such Person has since ceased to be a member of the Company or to hold any limited liability company interest in the Company. For purposes of clarification, with respect solely to the obligations of the Private Owner under this Section 4.6(a) in connection with a breach by the Company (during any period when the Private Owner is the Manager), the Private Owner shall not be responsible for any Losses arising out of or resulting from any failure by the Company to pay its separate payment obligations (including such payment obligations under the Purchase Money Notes), to the extent that all of the following are satisfied: (1) such failure is the result of the Company having insufficient available funds notwithstanding the servicing of the Loans and management of the Company by the Manager (and, as applicable, the Servicer and any Subservicers) in accordance with this Agreement and the Ancillary Documents (including through exercise of any discretionary authority with respect to incurrence of payment obligations and maintenance and application of applicable reserves in a manner so as to reasonably avoid any such breach), (2) such failure and resulting Losses are not attributable in whole or in part to any breach (or other action or omission in violation of the Servicing Standard or any provision of this Agreement or any Ancillary Document) by the Private Owner (in any capacity, including as Manager) or any of its Affiliates (other than the Company), or by any of the respective officers, directors, employees, partners, principals, agents or contractors of any of the foregoing, and (3) the Private Owner (in any capacity) is not required to pay (or advance applicable funds to the Company for payment of) or otherwise bear such payment obligations pursuant to the terms of this Agreement or any Ancillary Document.

(b) If for any reason the indemnification provided for herein is unavailable or insufficient to hold harmless the Indemnified Parties, the Private Owner shall contribute to the

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amount paid or payable by the Indemnified Parties as a result of the Losses of the Indemnified Parties in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties, on the one hand, and the Private Owner (in any capacity, including as the Manager) (including any Servicer or Subservicer), on the other hand, in connection with the matters that are the subject of such Losses.

(c) If the Private Owner confirms in writing to the Indemnified Party within fifteen (15) days after receipt of a Third Party Claim the Private Owner’s responsibility to indemnify and hold harmless the Indemnified Party therefor, the Private Owner may elect to assume control over the compromise or defense of such Third Party Claim at the Private Owner’s own expense and by the Private Owner’s own counsel, which counsel must be reasonably satisfactory to the Indemnified Party, provided that (i) the Indemnified Party may, if such Indemnified Party so desires, employ counsel at such Indemnified Party’s own expense to assist in the handling (but not control the defense) of any Third Party Claim; (ii) the Private Owner shall keep the Indemnified Party advised of all material events with respect to any Third Party Claim; (iii) the Private Owner shall obtain the prior written approval of the Indemnified Party before ceasing to defend against any Third Party Claim or entering into any settlement, adjustment or compromise of such Third Party Claim involving injunctive or similar equitable relief being imposed upon the Indemnified Party or any of its Affiliates; and (iv) the Private Owner will not, without the prior written consent of the Indemnified Party, settle or compromise or consent to the entry of any judgment in any pending or threatened action in respect of which indemnification may be sought hereunder (whether or not any such Indemnified Party is a party to such action), unless such settlement, compromise or consent by its terms obligates the Private Owner to satisfy the full amount of the liability in connection with such Third Party Claim and includes an unconditional release of such Indemnified Party from all liability arising out of such Third Party Claim.

(d) Notwithstanding anything contained herein to the contrary, the Private Owner shall not be entitled to control (and if the Indemnified Party so desires, it shall have sole control over) the defense, settlement, adjustment or compromise of (but the Private Owner shall nevertheless be required to pay all Losses incurred by the Indemnified Party in connection with such defense, settlement or compromise): (i) any Third Party Claim that seeks an order, injunction or other equitable relief against the Indemnified Party or any of its Affiliates; (ii) any action in which both the Private Owner (in any capacity, including as the Manager) or any Affiliate of the Private Owner, on one hand, and the Indemnified Party, on the other hand, are named as parties and either the Private Owner (or such Affiliate) or the Indemnified Party determines with advice of counsel that there may be one or more legal defenses available to it that are different from or additional to those available to the other party or that a conflict of interest between such parties may exist in respect of such action; and (iii) any matter that raises or implicates any issue relating to any power, right or obligation of the FDIC under any Law. If the Private Owner elects not to assume the compromise or defense against the asserted liability, fails to timely and properly notify the Indemnified Party of its election as herein provided, or, at any time after assuming such defense, fails to diligently defend against such Third Party Claim in good faith, the Indemnified Party may pay, compromise or defend against such asserted liability (but the Private Owner shall nevertheless be required to pay all Losses incurred by the Indemnified Party in connection with such defense, settlement or compromise). In connection with any defense of a Third Party Claim

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(whether by the Private Owner or the Indemnified Party), all of the parties hereto shall, and shall cause their respective Affiliates to, cooperate in the defense or prosecution thereof and to in good faith retain and furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested by a party hereto in connection therewith.

(e) In the event the Company is reimbursed for or uses the Working Capital Reserve or Excess Working Capital Advances to pay costs or expenses of the type referred to in clause (v) or (vi) of the definition of Servicing Expenses and it is subsequently determined that the Company was not entitled to reimbursement for (or to use the Working Capital Reserve or Excess Working Capital Advances to pay) all or any portion of such costs and expenses because the Company did not satisfy the requirements of Section 4.6(c) or clause (v) of the definition of Servicing Expenses (such costs and expenses, the “Unreimbursable Expenses”), the Manager shall, in addition to any other Losses for which the Manager may be liable with respect to the claim to which such costs and expenses relate, reimburse the cost of such Unreimbursable Expenses to each Member based on such Member’s Percentage Interest as set forth below, except to the extent such Unreimbursable Expenses were funded through Excess Working Capital Advances that remain outstanding (in which case the portion of any such outstanding Excess Working Capital Advance that was so used for Unreimbursable Expenses shall itself become unreimbursable and be deemed forgiven with no further right of Manager to collect or receive the same). Any such reimbursement by the Manager pursuant to the foregoing shall be as follows: within ten (10) Business Days after written demand therefor from either Member, the Manager shall pay each Member by wire transfer of immediately available funds to an account specified by each Member an amount equal to such Member’s Percentage Interest (as of the later of (x) the date of such demand or (y) the date of such payment) multiplied by the amount of all such Unreimbursable Expenses.

(f) The Company shall indemnify and hold harmless each Member and each Member’s respective officers, directors, employees and members (all of the foregoing collectively, the “Covered Persons”) for any Losses incurred by such Covered Person by reason of a Third Party Claim relating to any act or omission by or of such Covered Person in connection with the exercise or performance of the rights, powers, responsibilities and obligations of such Covered Person (or, if such Covered Person is other than a Member, of the Member in respect of which such Covered Person so constitutes a Covered Person) regarding the Company except for (i) any Third Party Claim or Loss resulting from fraud, gross negligence, willful misconduct or an intentional breach of this Agreement or any Ancillary Document by such Covered Person (or if such Covered Person is other than a Member, by the Member in respect of which such Covered Person so constitutes a Covered Person), and (ii) in the case of the Private Owner (in any capacity, including as the Manager), (x) any claim or demand by any Servicer or Subservicer (or, for the avoidance of doubt, any Loss arising out of or related to such claim or demand) and (y) any Third Party Claim or Loss that is in whole or in part covered by or subject to an indemnification obligation of the Private Owner (in any capacity, including as the Manager) under any provision of this Agreement or any Ancillary Document, including the foregoing provisions of Section 4.6(a).

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(g) Tax Liability of Ownership Entity. Notwithstanding anything to the contrary contained herein, if any Ownership Entity is not a pass-through entity with no entity- level income tax obligations, distributions to the Initial Member pursuant to Section 6.6 (including for the purposes of Section 9.2(c)) shall be allocated before accrual or payment of any income tax payable by such Ownership Entity, and the Private Owner (or its successors or assigns) shall indemnify and hold harmless the Initial Member from and against any liability for any income taxes payable by the Ownership Entity; provided, however, that the foregoing special allocation and indemnity shall not apply if (i) the Private Owner (and each of its successors and assigns) has taken all steps necessary to secure pass-through treatment of the Ownership Entity and (ii) the liability for income taxes payable by the Ownership Entity arises solely as a result of a change in law applicable to pass-through entities occurring after the date hereof and not as a result of action (or inaction) by the Private Owner (or its successors or assigns).

(h) Offsets. Without limiting any other rights of the Initial Member hereunder, in the event the Initial Member exercises any rights or remedies as a result of or in connection with a breach hereunder or the occurrence of an Event of Default (including relating to a breach of Section 4.6), all costs and expenses (including reasonable attorneys’ fees and litigation and similar costs, and other out-of-pocket expenses incurred in investigating, defending, asserting or preparing the defense or assertion of any claim) incurred by the Initial Member with respect thereto may be offset by the Initial Member against any payment or distribution otherwise payable to the Private Owner (including any Interim Management Fee or Management Fee), whether in its capacity as a Member or as the Manager (in each case except to the extent such breach or Event of Default is attributable exclusively to a Manager having been appointed by the Initial Member following removal of the Private Owner in such capacity, or to any applicable Servicer (and its Subservicers) having been engaged by the Initial Member, the Company or the applicable replacement Manager following such removal of the Private Owner as Manager, in each case that is not an Affiliate of the Private Owner). For the avoidance of doubt, the effects of any of this Section 4.6(h) and Section 4.6(g) above shall be disregarded for purposes of calculations with respect to the First Incentive Threshold Event and the Second Incentive Threshold Event.

ARTICLE V

Capital Contributions; Discretionary Funding Advance; Excess Working Capital Advance

5.1 Capital Contributions.

(a) Members’ Contribution. Pursuant to the Contribution Agreement, the Initial Member made a Capital Contribution to the Company in an amount equal to the Initial Member Capital Contribution. In connection with the Transferred LLC Interest Sale Agreement, Private Owner acquired from the Initial Member the Transferred LLC Interest representing a forty percent (40)% equity interest in the Company in exchange for the Transferred LLC Interest Sale Price. After giving effect to the foregoing transactions, (and to the Capital Contributions referenced in Section 5.2 below), the respective Capital Accounts of the Initial Member and the Private Owner as of the Closing Date are as set forth in the Annex I (the Member Schedule).

(b) From and after the Closing Date (and except as provided in Section 5.2 below), the Members shall have no obligation to make any additional Capital Contributions to the Company.

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5.2 Working Capital Reserve. On the Closing Date, the Initial Member and the Private Owner shall fund, as Capital Contributions to the Company, the Working Capital Reserve Account in accordance with the provisions of Section 12.11 hereof and Section 1 of the Transferred LLC Interest Sale Agreement, which funds shall be used for payment of Working Capital Expenses in accordance with the provisions in such Section 12.11 and as otherwise permitted pursuant to the Custodial and Paying Agency Agreement.

5.3 Discretionary Funding Advance.

(a) In the event there are insufficient funds in the Collection Account and also insufficient funds in the Working Capital Reserve Account to make Funding Draws with respect to specific Loans (and related Acquired Property), the Manager may, in its discretion, make an advance to the Company (the “Discretionary Funding Advance”), which Discretionary Funding Advance shall be reimbursable (and shall accrue interest as set forth herein) only to the extent used exclusively for the applicable Funding Draws for specified Loans (or related Acquired Property). In no event may Discretionary Funding Advances be used for payment of any Working Capital Expenses other than Funding Draws. The proceeds of Discretionary Funding Advances shall be deposited into the Collection Account for disbursement therefrom for the making of the applicable Funding Draws. All Discretionary Funding Advances, together with a detailed statement of the sources and uses thereof (which shall be broken out by the reimbursable and unreimbursable portions thereof) and description of the allocation to the Loans for which such Discretionary Funding Advance was made, shall be reflected in the Monthly Report with respect to the calendar month during which the relevant Discretionary Funding Advance was made.

(b) Discretionary Funding Advances shall bear interest on the outstanding principal amount thereof at a rate per annum equal to the LIBOR Rate in effect from time to time, plus 3.0%. Interest shall be calculated on the basis of a 360 day year and actual days elapsed. Interest shall accrue on each Discretionary Funding Advance for the day on which the Discretionary Funding Advance is made, and shall not accrue on a Discretionary Funding Advance, or any portion thereof, for the day on which the Discretionary Funding Advance or such portion is paid. Each Discretionary Funding Advance, including interest accrued with respect thereto, shall be repaid in accordance with Sections 3.1 and 5.1 of the Custodial and Paying Agency Agreement, it being agreed that, as to any specific amounts to be so applied to the repayment of one or more Discretionary Funding Advances relating to the same Loan, such amounts shall be applied first to outstanding interest on such Discretionary Funding Advances (on a pro rata basis as among such Discretionary Funding Advances, if applicable) and then to the principal amount (on a pro rata basis as among such Discretionary Funding Advances, if applicable). The Manager may not assign, sell, transfer, participate, pledge, or hypothecate, in whole or in part, its interest in any Discretionary Funding Advances without the consent of the Initial Member, and until the Purchase Money Notes Defeasance Date, the Purchase Money Notes Guarantor.

5.4 Excess Working Capital Advances. In the event there are insufficient funds in the Collection Account and also insufficient available funds in the Working Capital Reserve Account (including, as applicable, by a permitted release of such funds to the Collection Account or as otherwise permitted in the Custodial and Paying Agency Agreement) to (a) pay any

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Working Capital Expenses other than (i) Funding Draws or (ii) the Management Fee, Interim Management Fee or Interim Servicing Fee, or (b) fund the Defeasance Account by such amount as may be required to cure a Purchase Money Notes Trigger Event (as defined in the Reimbursement, Security and Guaranty Agreement), then the Manager (x) shall, except as otherwise provided in Section 12.6, make an advance of its own funds to the Company to be used by the Company for payment of such permitted (or required, as applicable) Working Capital Expenses and (y) may (but shall not have an obligation to) make an advance of its own funds to the Company to be used by the Company for such funding of the Defeasance Account (any such advance to the Company pursuant to this sentence, an “Excess Working Capital Advance”). In no event may Excess Working Capital Advances be used for the making of any Funding Draws. No Excess Working Capital Advance shall accrue any interest thereon. Excess Working Capital Advances shall be repaid in accordance with Section 5.1 of the Custodial and Paying Agency Agreement. The proceeds of Excess Working Capital Advances for payment of Working Capital Expenses shall be deposited into the Collection Account for disbursement therefrom for the payment of such permitted Working Capital Expenses. The proceeds of any Excess Working Capital Advance for an applicable funding of the Defeasance Account shall be deposited into (and the Manager shall remit such proceeds to the Paying Agent for such deposit into) the Defeasance Account. To the extent multiple Working Capital Expenses (payment of which is permitted to be made using such Excess Working Capital Advance) are outstanding, any funding or use by the Manager of Excess Working Capital Advances for payment of all or any of the same shall follow the relevant priorities as set forth in the Priority of Payments and in Section 3.1 of the Custodial and Paying Agency Agreement, as applicable. All Excess Working Capital Advances, together with a detailed statement of the sources and uses thereof (which shall be broken out by the reimbursable and unreimbursable portions thereof), shall be reflected in the Monthly Report with respect to the calendar month during which the relevant Excess Working Capital Advance was made. The Manager may not assign, sell, transfer, participate, pledge, or hypothecate, in whole or in part, its interest in any Excess Working Capital Advances without the consent of the Initial Member.

ARTICLE VI

Capital Accounts; Allocations; Priority of Payments; Distributions

6.1 Capital Accounts. A Capital Account shall be established and maintained for each Member to which shall be credited the Capital Contributions made by such Member and such Member’s allocable share of Net Income (and items thereof), and from which shall be deducted distributions to such Member of cash or other Property and such Member’s allocable share of Net Loss (and items thereof). As to the Private Owner, the initial Capital Account shall correspond to that portion of the Capital Account of the Initial Member that is attributable to the Transferred LLC Interest (as defined in the Transferred LLC Interest Sale Agreement) acquired by the Private Owner pursuant to the Transferred LLC Interest Sale Agreement. A Member’s Capital Account also shall be adjusted for items specially allocated to such Member under this Article VI. The Capital Accounts of the Members generally shall be adjusted and maintained in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv); provided, however, that such adjustments to, and maintenance of, the Capital Accounts shall not adversely affect the manner in which distributions are to be made to the Members under Section 6.6.

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6.2 Allocations to Capital Accounts. Allocation of Net Income and Net Loss shall be made as provided in this Article VI.

(a) Except as otherwise provided in this Agreement, Net Income and Net Loss (and, to the extent necessary, individual items of income, gain, loss, deduction or credit) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 6.2(b), the Capital Account balance of each Member, immediately after making such allocation, is, as nearly as possible, equal to (i) the distributions that would be made to such Member pursuant to Section 6.6 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the tax bases of the assets securing such liability), and the net assets of the Company were distributed, in accordance with Section 9.2(c), to the Members immediately after making such allocation, minus (ii) such Member’s share of “partnership minimum gain” and “partner nonrecourse debt minimum gain” (as such terms are used in Treasury Regulations Section 1.704-2), computed immediately prior to the hypothetical sale of assets.

(b) Allocations in Special Circumstances. The following special allocations shall be made in the following order:

(i) Minimum Gain Chargeback. Notwithstanding any other provision of this Article VI, if there is a net decrease in minimum gain (as it corresponds to the definition of “partnership minimum gain” in Treasury Regulations Section 1.704-2(b)(2) and (d)) during any Fiscal Year, the Members shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to the portion of such Member’s share of the net decrease in minimum gain, determined in accordance with Treasury Regulations Section 1.704-2(f) and (g). This Section 6.2(b)(i) is intended to comply with the “minimum gain chargeback” requirement in such section of the Treasury Regulations and shall be interpreted consistently therewith.

(ii) Member Minimum Gain Chargeback. Notwithstanding any other provision of this Article VI other than 6.2(b)(i), if there is a net decrease in minimum gain attributable to a Member nonrecourse debt (as it corresponds to the definition of “partnership nonrecourse debt minimum gain” in Treasury Regulations Section 1.704-2(i)) during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to the portion of such Member’s share of the net decrease in such minimum gain attributable to such Member’s nonrecourse debt, determined in accordance with Treasury Regulations Section 1.704-2(i). This Section 6.2(b)(ii) is intended to comply with the “partner minimum gain chargeback” requirement in such section of the Treasury Regulations and shall be interpreted consistently therewith.

(iii) Qualified Income Offset. In the event any Member, for any reason, whether expected or not, has an Adjusted Capital Account Deficit, items of

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Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, such Adjusted Capital Account Deficit as quickly as possible, provided that an allocation pursuant to this Section 6.2(b)(iii) shall be made only if and to the extent that such Member would have such Adjusted Capital Account Deficit after all other allocations provided for in Section6.2 have been tentatively made as if this Section 6.2(b)(iii) were not in this Agreement. This Section 6.2(b)(iii) is intended to comply with the “qualified income offset” provisions in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(iv) Nonrecourse Deductions. Any nonrecourse deductions attributable to a Member nonrecourse debt (as described in Treasury Regulations Section 1.704-2(i)) shall be allocated to the Member who bears the economic risk of loss with respect to such nonrecourse debt. Otherwise, nonrecourse deductions shall be allocable in accordance with the Members’ respective Percentage Interests.

(v) Loss Allocation Limitation. No allocation of Net Loss (or any item thereof) shall be made to any Member to the extent that such allocation would create or increase a Member’s Adjusted Capital Account Deficit. If, in the allocation of Net Loss (or any item thereof), less than all Members would have an Adjusted Capital Account Deficit as a result of such allocation, then any Net Loss (or item thereof) not allocable to any such Member(s) as a result of such limitation shall be allocated (subject to such limitation) to the other Member so as to allocate the maximum permissible Net Loss to each Member under Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

(vi) Curative Allocations. The allocation provisions of this Section 6.2(b) are intended to comply with certain requirements of the Treasury Regulations. Notwithstanding any other provisions of this Article VI, any allocation effected pursuant to this Section 6.2(b) shall be taken into account in allocating Net Income and Net Loss among the Members such that the cumulative effect of all such allocations achieves the fundamental purpose of Sections 6.2(a), so that the Capital Account balances correspond to the amounts distributable to the Members.

(c) Transfer of or Change in LLC Interests. The Tax Matters Member is authorized to adopt any convention or combination of conventions likely to be upheld for federal income tax purposes regarding the allocation of items of Company income, gain, loss, deduction and expense with respect to a transferred LLC Interest. A transferee of an LLC Interest in the Company shall succeed to the Capital Account of the transferor Member to the extent it relates to the transferred LLC Interest.

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6.3 Tax Allocations.

(a) General Rules. Except as otherwise provided in Section 6.3(b), for each Fiscal Year, items of Company income, gain, loss, deduction and expense shall be allocated, for federal, state and local income tax purposes among the Members in the same manner as the Net Income (and items thereof) or Net Loss (and items thereof) of which such items are components were allocated pursuant to Section 6.2.

(b) Section 704(c) of the Code. Income, gains, losses and deductions with respect to any property (other than cash) contributed or deemed contributed to the capital of the Company shall, solely for income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Market Value at the time of the contribution or deemed contribution in accordance with Section 704(c) of the Code and the Treasury Regulations promulgated thereunder. Such allocations shall be made in such manner and utilizing such permissible tax elections as determined in good faith by the Tax Matters Member, following consultation with the Initial Member. In the event of a revaluation of Property pursuant to the definition of Book Value, subsequent allocations of income, gains, losses or deductions with respect to such Property shall take account of any variation between the Book Value and Fair Market Value of such Property, as so determined from time to time, in accordance with Section 704(c) of the Code and the Treasury Regulations promulgated thereunder. Such allocations shall be made in such manner and utilizing such permissible tax elections as determined in good faith by the Tax Matters Member, following consultation with the Initial Member. For the avoidance of doubt, any losses recognized by the Company that are attributable to property acquired by the Company pursuant to the Contribution Agreement and that are deferred pursuant to Section 707(b)(1) or Section 267(a) of the Code shall, solely for income tax purposes, be allocated to the Initial Member.

(c) Capital Accounts Not Affected. Allocations pursuant to this Section 6.3 are solely for federal, state and local tax purposes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or allocable share of Net Income (or items thereof) or Net Loss (or items thereof).

(d) Tax Allocations Binding. The Members acknowledge that they are aware of the tax consequences of the allocations made by this Section 6.3 and hereby agree to be bound by the provisions of this Section 6.3 in reporting their respective shares of items of Company income, gain, loss, deduction and expense.

6.4 Determinations by Tax Matters Member. All matters concerning the computation of Capital Accounts, the allocation of items of Company income, gain, loss, deduction and expense and the adoption of any accounting procedures not expressly provided for by the terms of this Agreement shall be determined by the Tax Matters Member in good faith, following consultation with the Initial Member. Following such consultation, such determinations shall be final and conclusive as to all the Members. Without in any way limiting the scope of the foregoing, if and to the extent that, for income tax purposes, any contribution to or distribution by the Company or any payment by any Member or by the Company is recharacterized, the Tax Matters Member may, in good faith following consultation with the Initial Member, specially allocate items of Company income, gain, loss, deduction or expense and/or make correlative

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adjustments to the Capital Accounts of the Members in a manner so that the net amount of income, gain, loss, deduction and expense realized by each relevant party (after taking into account such special allocations) and the net Capital Account balances of the Members (after taking into account such special allocations and adjustments) shall, as nearly as possible, achieve the fundamental purpose of Sections 6.2(a), such that the Capital Account balances correspond to the amounts distributable to the Members, as if such recharacterization had not occurred.

6.5 Priority of Payments. Each calendar month the amounts deposited in the Distribution Account under the Custodial and Paying Agency Agreement shall be distributed by the Paying Agent in the order of the Priority of Payments; provided, however, that for the avoidance of doubt, to the extent amounts are available for distribution to the Members with respect to their respective LLC Interests (such available amounts, the “Distributable Cash”), such Distributable Cash shall be distributed to the Members in accordance with Section 6.6 below.

6.6 Distributions.

(a) No Right to Withdraw. No Member shall have the right to withdraw capital or demand or receive distributions or other returns of any amount in its Capital Account, except as expressly provided in this Agreement.

(b) Ordinary Distributions.

(i) Timing. Distributable Cash, if any, shall be distributed to the Members on a monthly basis by the Paying Agent out of the Distribution Account in the manner set forth in the Custodial and Paying Agency Agreement; provided, however, that the Manager shall instruct the Paying Agent as to how such distributions are to be allocated as between the Initial Member and the Private Owner based on Section 6.6(b)(ii) below (which instructions shall be included in one or more reports to be provided to Paying Agent in accordance with Section 7.4(b)).

(ii) Distributions of Distributable Cash. Each distribution of Distributable Cash shall be made to the Members as follows:

(A) first, sixty percent to the Initial Member and forty percent to the Private Owner, until the time at which the First Incentive Threshold Event occurs; and

(B) thereafter, sixty-five percent to the Initial Member and thirty-five percent to the Private Owner, until the time at which the Second Incentive Threshold Event occurs; and

(C) thereafter, seventy percent to the Initial Member and thirty percent to the Private Owner.

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For the avoidance of doubt, distributions to the Members occurring on the Distribution Date on which any of the First Incentive Threshold Event or the Second Incentive Threshold Event occurs shall, (x) with respect to all distributions up to the amount required for reaching such First Incentive Threshold Event or Second Incentive Threshold Event, as applicable, be allocated without regard to the occurrence of such First Incentive Threshold Event or Second Incentive Threshold Event, as applicable, and (y) with respect to all remaining distributions on such Distribution Date, be allocated taking into account the occurrence of such First Incentive Threshold Event or Second Incentive Threshold Event, as applicable.

(iii) Incentive Threshold Events. The “First Incentive Threshold Event” shall occur as of a Distribution Date if (A) the aggregate distributions made to the Private Owner pursuant to Section 6.6(b)(ii) as of such Distribution Date is equal to or greater than the product of two (2.0) and the Incentive Threshold Base Amount, and (B) the Incentive Threshold as of such Distribution Date (determined based on the Threshold Increase Amount for the First Incentive Threshold Event) is equal to zero. The “Second Incentive Threshold Event” shall occur as of a Distribution Date if (A) the aggregate distributions made to the Private Owner pursuant to Section 6.6(b)(ii) as of such Distribution Date is equal to or greater than the product of two and one-half (2.5) and the Incentive Threshold Base Amount, and (B) the Incentive Threshold as of such Distribution Date (determined based on the Threshold Increase Amount for the Second Incentive Threshold Event) is equal to zero.

(iv) Incentive Threshold. The “Incentive Threshold” shall be determined as follows:

(A) as of the Closing Date, the Incentive Threshold shall be equal to the sum of (x) Transferred LLC Interest Sale Price and (y) the amount funded by the Private Owner into the Working Capital Reserve Account pursuant to Section 12.11(b) (the “Incentive Threshold Base Amount”); and

(B) as of any Distribution Date, the Incentive Threshold (as determined separately with respect to each of the First Incentive Threshold Event and the Second Incentive Threshold Event) shall be an amount equal to (1) the sum of (i) the applicable Incentive Threshold as of the preceding Distribution Date (or, in the case of the first Distribution Date, the Closing Date), and (ii) the applicable Threshold Increase Amount, minus (2) the aggregate distributions made to the Private Owner pursuant to Section 6.6(b)(ii) as of such Distribution Date; provided, that, if, as of any Distribution Date, the amount referred to in clause (B)(2) of Section 6.6(b)(iv) is greater than the amount referred to in clause (B)(1) of Section 6.6(b)(iv), then the applicable Incentive Threshold shall be deemed to be zero for such Distribution Date and all subsequent Distribution Dates.

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(c) Restrictions on Distributions. The foregoing provisions of this Article VI to the contrary notwithstanding, no distribution shall be made if such distribution would violate any contract or agreement to which the Company is then a party or any Law or directive of any Governmental Authority then applicable to the Company.

(d) Withholding. Notwithstanding any other provision of this Agreement, the Manager is authorized to take any action that it determines to be necessary or appropriate to cause the Company to comply with any foreign or United States federal, state or local withholding requirement with respect to any allocation, payment or distribution by the Company to any Member or other Person. All amounts so withheld shall be treated as distributions to the applicable Members under the applicable provisions of this Agreement. If any such withholding requirement with respect to any Member exceeds the amount distributable to such Member under the applicable provisions of this Agreement, or if any such withholding requirement was not satisfied with respect to any amount previously allocated or distributed to such Member, such Member and any successor or assignee with respect to such Member’s LLC Interest hereby agrees to indemnify and hold harmless the Manager and the Company for such excess amount or such withholding requirement, as the case may be.

(e) Record Holders. Any distribution of Property, whether pursuant to this Article VI or otherwise, shall be made only to Persons that, according to the books and records of the Company, were the holders of record of LLC Interests on the date determined by the Manager as of which the Members are entitled to any such distribution.

(f) Final Distribution. The final distribution following dissolution of the Company (the “Final Distribution”) shall be made in accordance with the provisions of Section 9.2.

ARTICLE VII

Accounting, Reporting and Taxation

7.1 Fiscal Year. The books and records of the Company shall be kept on an accrual basis and the fiscal year of the Company shall commence on January 1 and end on December 31 (the “Fiscal Year”).

7.2 Maintenance of Books and Records.

(a) Maintenance of Books and Records. At all times during the continuance of the Company, the Manager shall cause to be kept and maintained (including by the Servicer and any Ownership Entity and including records transferred by Receiver to the Company in connection with its conveyance of the Loans to the Company under the Contribution Agreement), at all times, at the Company’s chief executive office referred to in Section 2.4, a complete and accurate set of files, books and records regarding the Loans and the Underlying Collateral, and the Company’s and the relevant secured parties’ interests in the Loans and the Underlying Collateral, including records relating to the Collection Account, the Escrow Accounts, the Working Capital

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Reserve Account, any liquidity reserve account (if permitted), the Defeasance Account, and the disbursement of all Loan Proceeds. This obligation to maintain a complete and accurate set of records shall encompass all files in the Manager’s or Company’s custody, possession or control pertaining to the Loans and the Underlying Collateral, including (except as required to be held by the Custodian pursuant to the Custodial and Paying Agency Agreement) all original and other documentation pertaining to the Loans and the Underlying Collateral, all documentation relating to items of income and expense pertaining to the Loans and the Underlying Collateral, and all of the Manager’s (and each Servicer’s and Subservicer’s) internal memoranda pertaining to the Loans and the Underlying Collateral. The books of account shall be maintained in a manner that provides sufficient assurance that: (a) transactions of the Company are executed in accordance with the general or specific authorization of the Manager consistent with the provisions of this Agreement; and (b) transactions of the Company are recorded in such form and manner as will: (i) permit preparation of federal, state and local income and franchise tax returns and information returns in accordance with this Agreement and as required by Law; (ii) permit preparation of the Company’s financial statements in accordance with GAAP and as otherwise set forth herein and the provisions of the reports required to be provided hereunder; and (iii) maintain accountability for the Company’s assets.

(b) Retention of Books and Records. The Manager shall cause all such books and records to be maintained and retained until the date that is the later of ten (10) years after the Closing Date and three (3) years after the date on which the Final Distribution is made. All such books and records shall be available during such period for inspection by the Initial Member, the FDIC or any of their respective representatives (including any Governmental Authority) and agents at the Company’s chief executive office referred to in Section 2.4 at all reasonable times during business hours on any Business Day (or, in the case of any such inspection after the term hereof, at such other location as is provided by notice to the Initial Member and the FDIC), in each instance upon two (2) Business Days’ prior notice to the Manager. Upon request by Initial Member or the FDIC, the Manager shall promptly send copies (the number of copies of which shall be reasonable) of such books and records to such requesting Person or its designee. The Manager shall provide the Initial Member and the FDIC with reasonable advance notice of the Manager’s intention to destroy or dispose of any documents or files relating to the Loans and, upon the request of the Initial Member or the FDIC, shall allow such requesting Person to recover the same (or copies thereof) from the Company and in the case both the Initial Member and the FDIC so request the same, the FDIC shall have the right to recover such documents or files, but the Initial Member shall have the right to make copies of such applicable documents or files so long as such copies are made while such documents files remain with the Manager or the Company (and prior to recovery of the same by the FDIC). The Manager shall also maintain complete and accurate records reflecting the status of taxes, ground leases or other recurring charges which could become a Lien on any Underlying Collateral. Any expense incurred by Initial Member or the FDIC and any reasonable out-of-pocket expense incurred by the Company in connection with the exercise by Initial Member or the FDIC of its respective rights in this Section 7.2(b) to recover or make (or otherwise receive) copies of books, records, documents or files shall be borne by such Person so exercising such rights; provided, however, that any expense incident to the exercise of such rights pursuant to this Section 7.2(b) as a result of or during the continuance of an Event of Default shall in all cases be borne by the Private Owner (except to the extent such Event of Default is attributable exclusively to a Manager having been appointed by

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the Initial Member following removal of the Private Owner in such applicable capacity, or to any applicable Servicer (and its Subservicers) having been engaged by the Initial Member, the Company or the applicable replacement Manager following such removal of the Private Owner as Manager, in each case that is not an Affiliate of the Private Owner).

7.3 Financial Statements.

(a) Annual Financial Statements. As soon as practicable following, but no later than ninety (90) days immediately after, the end of each Fiscal Year (commencing with respect to the 2010 Fiscal Year), the Manager shall prepare and deliver to Initial Member an audited consolidated balance sheet of the Company and the Ownership Entities as at the end of such Fiscal Year, and audited consolidated statements of operations and cash flow of the Company and the Ownership Entities for such Fiscal Year, each prepared in accordance with GAAP and accompanied by the Accountants’ report thereon, which shall be certified in the customary manner by the Accountants.

(b) Quarterly Financial Information. As soon as practicable following, but no later than thirty (30) days immediately after, the end of each quarter of each Fiscal Year (other than the last quarter of such Fiscal Year, and commencing with the calendar quarter ending on or about June 30, 2010), the Manager shall prepare and deliver to Initial Member unaudited consolidated balance sheet of the Company and the Ownership Entities as at the end of such calendar quarter, and unaudited consolidated statements of operations and cash flow of the Company and the Ownership Entities for such calendar quarter (and, for the first such report, also covering the period from the Closing Date through the end of such calendar quarter), each prepared in accordance with GAAP.

7.4 Additional Reporting and Notice Requirements.

(a) Manager’s Duty to Initial Member and Secured Parties; Delivery of Certain Notices. In addition to such other reports and access to books, records and reports as are required to be provided under this Agreement, the Manager shall cause to be delivered to the Initial Member and the Purchase Money Notes Guarantor such information as is specified in Exhibit B (in addition to the Monthly Report) and such other information relating to the Loans, the Underlying Collateral, the Company, the Servicers and any Subservicers as Initial Member or the Purchase Money Notes Guarantor may reasonably request from time to time and, in any case, shall ensure that Initial Member and the Purchase Money Notes Guarantor are promptly advised, in writing, of any matter of which the Manager, any Servicer or any Subservicer becomes aware relating to the Loans, the Underlying Collateral, the Collection Account, the Escrow Accounts, the Working Capital Reserve Account, the Defeasance Account, or any Borrower or Obligor that materially and adversely affects the interests of Initial Member hereunder or of any secured party under the Reimbursement, Security and Guaranty Agreement. Without limiting the generality of the foregoing, the Manager shall cause to be delivered to Initial Member information indicating any possible Environmental Hazards with respect to any Underlying Collateral. To the extent that the Initial Member requests information which is dependent upon obtaining such information from a Borrower, Obligor or other third party, the Manager shall cause to be made commercially reasonable efforts to obtain such information but it shall not be a breach by the Manager of this Agreement if the Manager fails to cause such information to be provided to Initial Member because a Borrower, Obligor or other Person has failed to provide such information after such efforts have been made.

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(b) Monthly Reports. On or prior to the Distribution Date for each month, commencing on the Distribution Date following the calendar month in which the Closing Date occurs, the Company shall deliver or cause the Manager to deliver to the Paying Agent , the Initial Member and the Purchase Money Notes Guarantor the Monthly Report with respect to the relevant Due Period, which Monthly Report shall include the Distribution Date Report specifying the amounts and recipients of all funds to be distributed by the Paying Agent on such Distribution Date; provided however, that (unless the Company and the Initial Member agree otherwise) the Initial Member will prepare and deliver to the Paying Agent and the Purchase Money Notes Guarantor the Monthly Report (including the Distribution Date Report) on behalf of the Company for all Due Periods ending on or before March 31, 2010. Following receipt by the Paying Agent of the Monthly Report (including the Distribution Date Report) with respect to a given Due Period, the Paying Agent shall prepare and deliver the Custodian and Paying Agent Report with respect to such Due Period in accordance with the terms of the Custodial and Paying Agency Agreement. Each Monthly Report (including the Distribution Date Report) prepared and delivered by the Manager shall be certified by the chief financial officer (or an equivalent officer) of the Manager. Each Monthly Report prepared and delivered by the Manager shall also include a certification of the Manager that all withdrawals by the Manager from the Collection Account during such Due Period were made in accordance with the terms of this Agreement and the Custodial and Paying Agency Agreement.

(c) Annual Compliance Certificates. The Manager shall, and shall cause each Servicer and Subservicer to, deliver to Initial Member and the Purchase Money Notes Guarantor, on or before March 15 of each year, commencing in the year 2011, an officer’s certificate stating, as to the signer thereof, that (i) a review of such party’s (in the case of the Manager, for the avoidance of doubt, in any capacity under this Agreement) activities during the preceding calendar year (or other applicable period as set forth below in this Section 7.4(b))and of its performance under this Agreement (or, as applicable, the Servicing Agreement or any Subservicing Agreement) has been made under such officer’s supervision, and (ii) to the best of such officer’s knowledge and belief, based on such review, such party (in the case of the Manager, for the avoidance of doubt, in any capacity under this Agreement) has fulfilled all of its obligations under this Agreement (or, as applicable, the Servicing Agreement or Subservicing Agreement) in all material respects throughout such year (or other applicable period as set forth below in this Section 7.4(b)) or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure and the nature and status thereof. The first such officer’s certificate shall, with respect to any Loan, shall cover the period commencing on the Closing Date (and with respect to each Loan, including relevant information with respect thereto for the period commencing on the Servicing Transfer Date for such Loan) and continuing through the end of the 2010 calendar year. In the event a Servicer or any Subservicer was terminated, resigned or otherwise performed in such capacity for only part of a year (or other applicable period, as the case may be, with respect to the period commencing, with respect to any Loan, on the applicable Servicing Transfer Date through the end of the 2010 calendar year), such party shall provide an officer’s certificate pursuant to this Section 7.4(b) with respect to such portion of the year (or other applicable period).

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(d) Annual Compliance Report. On or before March 15 of each year, commencing in the year 2011, the Manager shall cause each Servicer and Subservicer to provide to each of the Paying Agent, the Initial Member and the Purchase Money Notes Guarantor the annual reports (including the independent accountant report) for the prior Fiscal Year (or other applicable period as set forth below) required under Section 1122 of Regulation AB (regardless of whether any such requirements apply, by their terms, only to companies registered or required to file reports with the Securities and Exchange Commission) with respect to the relevant servicing criteria provisions of Section 1122(d)(1) of Regulation AB that are applicable to the servicing being conducted under this Agreement (and the Servicing Agreement) pursuant to Section 12.3(d) below. The first such reports shall cover the period commencing on the Closing Date (and for each Loan, covering the period from the applicable Servicing Transfer Date) and continuing through the end of the 2010 Fiscal Year.

(e) Audits. Until the later of the date that is ten (10) years after the Closing Date and the date that is three (3) years after the Final Distribution, the Manager shall, and shall cause each Servicer and Subservicer to, (i) provide any representative of Initial Member (including any Governmental Authority), during normal business hours and on reasonable notice, with access to all of the books of account, reports and records relating to the Loans or any Underlying Collateral, the Servicing Obligations, the Collection Account, the Escrow Accounts, the Working Capital Reserve Account, any account created under the Servicing Agreement, the Defeasance Account, disbursements under the Custodial and Paying Agency Agreement, distributions hereunder or any other matters relating to this Agreement or the rights or obligations hereunder or under the Ancillary Documents; (ii) permit such representatives to make copies of and extracts from the same, (iii) allow Initial Member to cause such books to be audited by accountants selected by Initial Member, and (iv) allow Initial Member’s representatives to discuss the Company’s, Manager’s and any Servicer’s and any Subservicer’s affairs, finances and accounts, as they relate to the Loans, the Underlying Collateral, the Servicing Obligations, the Collection Account, the Escrow Accounts, the Working Capital Reserve Account, the Defeasance Account, or any other matters relating to this Agreement, the Ancillary Documents, or the rights or obligations hereunder and thereunder, with its officers, directors, employees, accountants (and by this provision the Company and Manager hereby authorizes such accountants to discuss such affairs, finances and accounts with such representatives), Servicers and Subservicers, and attorneys. Any expense incurred by Initial Member and any reasonable out-of-pocket expense incurred by the Company in connection with the exercise by Initial Member of its rights in this Section 7.4(e) shall be borne by the Initial Member; provided, however, that any expense incident to the exercise by Initial Member of its rights pursuant to this Section 7.4(e) as a result of or during the continuance of an Event of Default shall in all cases be borne by the Private Owner (except to the extent such Event of Default is attributable exclusively to a Manager having been appointed by the Initial Member following removal of the Private Owner in such capacity, or to any applicable Servicer (and its Subservicers) having been engaged by the Initial Member, the Company or the applicable replacement Manager following such removal of the Private Owner as Manager, in each case that is not an Affiliate of the Private Owner).

(f) In addition to the foregoing, the Manager shall provide or cause to be provided to the Initial Member, all reports, information (financial or otherwise), certificates and other documents required to be provided by the Company pursuant to the Reimbursement, Security and Guaranty Agreement, and by the Servicer under the Servicing Agreement.

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(g) The rights afforded to the Members under this Section 7.4 are in addition to, and not in limitation of, the rights of the Members under Section 18-305(a) of the Act. Section 18-305(c) of the Act shall not apply in relation to the Initial Member.

7.5 Designation of Tax Matters Member. The Private Owner is hereby designated as the “Tax Matters Member” under Section 6231(a)(7) of the Code and under other similar Laws of other relevant jurisdictions, to manage, in consultation with the Initial Member, administrative tax proceedings conducted at the Company level by the Internal Revenue Service or other tax authorities with respect to Company matters. Each Member expressly consents to such designation and agrees that, upon the request of the Tax Matters Member, it will execute, acknowledge, deliver, file and record at the appropriate public offices such documents as may be necessary or appropriate to evidence such consent. The Tax Matters Member is specifically directed and authorized to take whatever steps the Tax Matters Member in its sole and absolute discretion deems necessary or desirable to perfect such designation, including, without limitation, filing any forms or documents with the Internal Revenue Service (or other tax authorities) and taking such other action as may from time to time be required under the Code, Treasury Regulations or other Laws. The Tax Matters Member shall keep the other Members fully informed as to any tax audits of the Company, including promptly providing the other Members with copies of any correspondence from any taxing authority and permitting the other Member to participate in any conferences or meetings with any taxing authority and in any subsequent administrative or judicial proceedings. The Tax Matters Member shall have the authority, following consultation with the Initial Member, to make any tax elections on behalf of the Company permitted to be made, including the election pursuant to Section 754, under any section of the Code or the Treasury Regulations promulgated thereunder or under other Laws. In the event the Company may be deemed to be a “small partnership” as described in Section 6231(a)(1)(B), each Member consents to the Company’s electing to be treated as a partnership to which the provisions of Code Section 6221 et. seq. apply (thereby electing to have Code Section 6231(a)(1)(B)(i) not apply). The Initial Member may, at any time following the occurrence and during the continuation of an Event of Default, remove the Private Owner as the Tax Matters Member, appoint itself (or any other willing Member at the time) as the Tax Matters Member, and serve (or cause such other Member to so serve) in such capacity; provided that such removal shall not relieve the Private Owner as Tax Matters Member of any obligations or liabilities under this Agreement or any Ancillary Document arising, relating to, occurring, or required to have been paid or performed by, the Private Owner as Tax Matters Member in its capacity as such.

7.6 Tax Information. Within ninety (90) days after the end of each Fiscal Year, the Tax Matters Member shall send, or cause to be sent to, each Person who was a Member at any time during the Fiscal Year then ended a Schedule K-1 and such Company tax information as the Tax Matters Member reasonably believes shall be necessary for the preparation by such Person of its United States federal, state and local tax returns in accordance with any Law. Such information shall include a statement showing such Person’s share of distributions, income, gain, loss, deductions and expenses and other relevant items of the Company for such Fiscal Year.

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Promptly upon the request of any Member (or any former Member, for tax years during which such Person was a Member), the Tax Matters Member will furnish to such Member (or former Member):

(a) United States federal, state and local income tax returns or information returns, if any, filed by the Company; and

(b) at the sole cost and expense of the requesting Member, such other information as such Member may reasonably request for the purpose of applying for refunds of withholding taxes.

7.7 Business Plans. As promptly as possible, but in no event later than July 15, 2010 (and, as applicable, with current information as of June 30, 2010) the Manager shall deliver to the Initial Member written plans (each, a “Business Plan”) detailing the strategy to be used by it in managing and disposing of the assets of the Company in respect of all of the Loans for achieving the Company’s purposes with respect thereto, in conformance with the Servicing Standard, based, to the extent appropriate, on information gathered by the Company with respect to the Loans, which shall include (i) individual Business Plans for each of the ten (10) largest Loans based on their Unpaid Principal Balance as of the Cut-Off Date (as set forth on the Loan Schedule), and (ii) a consolidated Business Plan covering all Loans (a “Consolidated Business Plan”). With respect to the first such Business Plans and Consolidated Business Plan, the Manager shall meet with the Initial Member as reasonably requested by the Initial Member from time to time during the thirty (30) Business Days following the Initial Member’s receipt of the same, to review and discuss such Business Plans and Consolidated Business Plan, including changes thereto suggested by the Initial Member. Within thirty (30) Business Days following expiration of such review period, the Manager will deliver to the Initial member a final version of such Business Plans and Consolidated Business Plan reflecting such changes as the Manager considers to be appropriate in light of its discussions with the Initial Member during such review period. The Manager shall thereafter review and revise each Business Plan and Consolidated Business Plan as the circumstances may require, and in any event provide periodic updates to such Business Plans (and for each such update, the same shall cover the ten (10) largest Loans based on their Unpaid Principal Balance as of the time of such update) and Consolidated Business Plan to the Initial Member, in January (current as of December 31 of the immediately preceding year) and July (current as of June 30 of such year) of each year, commencing in January 2011, with each such periodic update to de delivered as part of the Monthly Reports due at such time pursuant to Section 7.4(b), Upon reasonable notice by the Initial Member, the Company shall make its personnel who are familiar with such Business Plans and Consolidated Business Plans available during normal business hours for the purposes of discussing such Business Plans and Consolidated Business Plans with representatives of the Initial Member and responding to questions therefrom.

(a) Each Business Plan and Consolidated Business Plan will set forth a strategy for the disposition of the Loans addressed thereby which strategy may consist of one or more of the following: (i) the pay-off of Loans at a discount; (ii) modifications of the related note and/or mortgage, including reductions in the mortgage loan interest rate, reductions in the principal balance and rescheduling principal payments; (iii) foreclosure upon the related

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Underlying Collateral (or acquisition thereof by deed in lieu of foreclosure) and subsequent sale thereof; (iv) assumptions of Loans by new borrowers; (v) repairs to and, if applicable, completion of construction of the related Underlying Collateral, with a view towards selling such Underlying Collateral or the Loan secured thereby; (vi) sale of a Loan, either singly or in pools, before or after restructuring; and (vii) any other method of work-out, rehabilitation and disposition consistent with the Servicing Standard and other general duties of the Company specified in this Agreement.

(b) Each Business Plan and Consolidated Business Plan will set forth a strategy for the disposition of each related Acquired Property which strategy may consist of one or more of the following: (i) the sale or leasing of the Acquired Property in whole or in parts, or in pools; (ii) making repairs to and, if applicable, completion of construction the Acquired Property or making changes to the Acquired Property so that it may be used for uses other than its current use, with a view toward selling the Acquired Property; (iii) rehabilitation or improvement and, if applicable, completion of construction of the Acquired Property, with a view toward selling the Acquired Property; (iv) continued leasing or sales activity with respect to the Acquired Property available for leasing or sale (in whole or in part) at the time it is transferred to a Ownership Entity; and (v) maintenance, landscaping and general upkeep of the Acquired Property.

(c) Each Business Plan or Consolidated Business Plan shall contain the Company’s estimate of the present value of the net amount that is recoverable with respect to each related Loan and projected Working Capital Expenses with respect thereto, and, in reasonable detail, the manner of calculation of such estimates. The Consolidated Business Plan shall include projected financials including statements of income, assets, and cash flows for the Company. Such cash flow projections shall, for the Consolidated Business Plan and each update thereto, include an Excel model of projected cash flows by month, as of June 30 and December 31 of each year (or, in the case of the initial Consolidated Business Plan, as of the date of preparation and delivery thereof) and covering a period not less than the upcoming 6 months, including projected monthly cash inflows on the Loans and REO, projected Excess Working Capital Advances and/or Discretionary Funding Advances, projected outflows of Servicing Expenses, projected Funding Draws, projected Working Capital Reserve levels, projected net monthly cash available for deposit into the Defeasance Account, and the amount and allocation of any projected distributions to Initial Member and Private Owner.

ARTICLE VIII

Restrictions on Disposition of LLC Interests

8.1 Limitations on Disposition of LLC Interests. Except as otherwise provided in this Article VIII, the Private Owner shall not, directly or indirectly, Dispose of or permit to be Disposed of, all or any part of its LLC Interest or any of its rights or interests under this Agreement, except only that the Private Owner may make a direct, outright transfer of its entire (but not less than its entire) LLC Interest if, and only if, (a) (i) the transferee is a single Person that is a Qualified Transferee, (ii) such transferee delivers to the Initial Member a Purchaser Eligibility Certification and the representations and warranties made by such transferee therein shall be true and correct both before and after giving effect to such transfer of the LLC Interest, and (iii) the Private Owner first obtains the prior written consent of the Initial Member and, until the Purchase Money Notes Defeasance Date, the Purchase Money Notes Guarantor to such

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transfer, or (b) such Disposition is done by or at the direction of the Initial Member pursuant to Sections 3.13 or 3.14. The Private Owner may not under any circumstances Dispose of less than all of its LLC Interest. Transfers by the Private Owner satisfying the foregoing criteria are hereinafter referred to as “Permitted Dispositions.”

8.2 Change of Control. The Private Owner will not permit any Change of Control to occur with respect to the Private Owner unless (i) it first obtains the prior written consent of the Initial Member, and (ii) following such Change of Control, the Private Owner would be a Qualified Transferee. Without limitation of the preceding sentence, the Private Owner will provide the Initial Member with immediate notice at the address specified in Section 13.6 of the occurrence of any Change of Control with respect to the Private Owner.

8.3 Additional Provisions Relating to Permitted Dispositions. Except as otherwise expressly provided in this Section 8.3, the following provisions shall apply to each Permitted Disposition under this Article VIII:

(a) In the event the Private Owner proposes to make a Permitted Disposition, the Private Owner shall be required to pay any and all filing and recording fees, fees of counsel and accountants and other out-of-pocket costs and expenses reasonably incurred by the Initial Member and/or the Company in connection with such Permitted Disposition.

(b) The transferee in a Permitted Disposition shall deliver to the Company, with a copy to the Initial Member, an agreement, in form and substance reasonably satisfactory to the Initial Member, by which such transferee shall (i) agree to become a party to and be bound by this Agreement as the “Private Owner,” agree (if the transferor Member, prior to such transfer, also was the Manager) to be appointed as the “Manager”, and without limitation of the generality of the foregoing, agree to be bound by the other terms of Section 8.4 hereof, (ii) assume and agree to perform when due all of the obligations of the Private Owner and the Manager (if the transferor Member, prior to such transfer, also was the Manager) under this Agreement, and (iii) represent and warrant that it complies with the requirements set forth in Article X.

(c) In connection with each Permitted Disposition, the Private Owner and the transferee shall deliver to the Company and the Initial Member such other documents and instruments as the Initial Member reasonably may request and which are required to effect the Permitted Disposition and substitute the transferee as a Member.

8.4 Effect of Permitted Dispositions.

(a) Upon consummation of any Permitted Disposition:

(i) the transferee shall be admitted as a member of the Company and be deemed to be a party to this Agreement as the “Private Owner” and, if the transferor Member, prior to such transfer, also was the Manager, such transferee shall be appointed as the Manager (in the place of the transferor Member);

(ii) the transferred LLC Interest shall continue to be subject to all the provisions of this Agreement, and the transferee Member shall have the same

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status as the Private Owner had at the time of consummation of such Permitted Disposition and, without limiting the generality of the foregoing, any outstanding breach, misrepresentation, violation or default (with respect to this Agreement or any Ancillary Document) by any direct or indirect predecessor to the transferee as the Member, or by any Affiliate of any such predecessor Member, shall be deemed to constitute an outstanding breach, misrepresentation, violation or default as the case may be, by the transferee Member;

(iii) subject to Section 8.4(b) and the last sentence of Section 13.8, the transferor Member shall cease to be a member of the Company (and accordingly, except as expressly otherwise provided in Section 8.4(b) or the last sentence of Section 13.8, shall cease to be responsible for the payment or performance of any of the obligations or liabilities under this Agreement of the Private Owner, in any capacity hereunder).

(b) No Permitted Disposition (and no resulting withdrawal or resignation of the transferor Member from the Company) shall:

(i) relieve the transferor Member of any of the obligations or liabilities of the transferor Member, in any capacity, under this Agreement or any Ancillary Document required to have been paid or performed prior to the consummation of such Permitted Disposition (or of any liability it may have arising out of any breach, misrepresentation, violation or default by the transferor Member prior to such consummation);

(ii) result in the termination of, relieve the transferor Member (or any of its Affiliates) of, or otherwise affect, any of the obligations or liabilities of the transferor Member, in any capacity, or its Affiliates under, any Related Party Agreement (such Related Party Agreements to continue in effect in accordance with their respective terms), except to the extent expressly provided in such Related Party Agreement; or

(iii) dissolve the Company.

8.5 Effect of Prohibited Dispositions. Any attempted or purported Disposition of the LLC Interest of the Private Owner (or any portion thereof) not strictly in accordance with the terms of this Agreement shall be void ab initio and of no force or effect whatsoever. The Private Owner shall not be entitled, and hereby specifically waives any right, to receive Company distributions during (i) the period between any attempted or purported Disposition of the LLC Interest of the Private Owner (or any portion thereof) not strictly in accordance with the terms of this Agreement and the express rescission of such attempted or purported Disposition by the Private Owner and (ii) during any period when a Member is in violation of Section 8.2, provided that all such omitted Company distributions shall (subject to Section 8.6) be made to the Private Owner (without interest) forthwith after the end of the relevant suspension period.

8.6 Distributions After Disposition. Distributions with respect to an LLC Interest made on or after the effective date of the Permitted Disposition of such LLC Interest shall be made to the transferee Member with respect to such LLC Interest, regardless of when such distributions accrued on the books of the Company.

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8.7 Transfers By Initial Member. Notwithstanding anything to the contrary contained in this Agreement, except as provided by applicable Law, there shall be no restriction on the Initial Member’s ability to Dispose of the LLC Interest held by it, directly or indirectly, to any Person and the Private Owner shall have no right to purchase or right-of-first-refusal in connection with any such sale; provided, that, the Initial Member may not assign the consent and voting rights associated with its LLC Interest in the Company to more than one Person (for the avoidance of doubt, except as expressly provided above, the foregoing restriction shall not otherwise limit the Initial Member’s right to Dispose of any interest associated with its LLC Interest in the Company) and provided, further, that in the event the Initial Member determines to sell the LLC Interest held by it through an auction process, the Private Owner shall be entitled to participate in such auction on the same terms that apply generally to other participants in the auction. At the election of the Person then constituting the “Initial Member” under this Agreement, the transferee in any direct Disposition of any portion of the LLC Interest of the Initial Member shall, upon delivery to the Company, with a copy to the Private Owner, of an agreement by which such transferee shall agree to become a party to and be bound by this Agreement as the “Initial Member,” be admitted as a member of the Company and be deemed to be a party to this Agreement as the “Initial Member”, and thereupon, subject to last sentence of Section 13.8, the transferor Member shall cease to be a member of the Company (and accordingly, except as expressly otherwise provided in last sentence of Section 13.8, shall cease to be responsible for the payment or performance of any of the obligations or liabilities under this Agreement of the Initial Member).

8.8 Resignation; Dissolution.

(a) Private Owner may not withdraw or resign from the Company, except (i) in connection with a Permitted Disposition made in accordance with the applicable provisions of this Article VIII or (ii) with the prior written consent of the Initial Member.

(b) The Private Owner covenants that it shall not allow a Dissolution Event to occur with respect to itself.

(c) Section 18-304 of the Act shall not apply to the Company. Nothing in this Section 8.8(c) shall limit the terms of Section 9.1 hereof.

(d) Except as is otherwise expressly provided in this Agreement, no Member shall be entitled to receive any payment pursuant to Section 18-604 of the Act.

8.9 Applicable Law Withdrawal. If, as a result of applicable Law, the ownership of an LLC Interest by a Member becomes illegal or is likely to become illegal or the applicable Law more likely than not requires divestiture of such Member’s LLC Interest, or the applicable Law would require the Company to register as an investment company under the Investment Company Act, then the Manager and the Member shall use their respective commercially reasonable efforts to avoid a violation of any such applicable Law by a Member or the need for the Company to register as an investment company. These steps may include, depending on the

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provisions of such applicable Law, (i) arranging for the sale of the Member’s LLC Interest to a third party upon terms reasonably satisfactory to the Member in a transaction that complies with Articles VIII and X; (ii) making any appropriate applications to the relevant Governmental Authority, (iii) prohibiting such Member from making further Capital Contributions, and converting its LLC Interest into a special interest with no voting or similar rights but with only an economic right (identical to its prior rights as a Member), or (iv) permitting the Member to withdraw from the Company for a “payment” to such Member equal to the value of its LLC Interest at the time of withdrawal, such value to be determined by a third party appraiser mutually agreeable to the Manager and all Members. The aforesaid “payment” shall be made in cash unless the Manager determines that the payment in cash would be economically detrimental to the Company, in which case such payment may be made in kind, subject to the applicable Law. The timing of any such withdrawal must be mutually agreeable to the Member and the Manager taking proper account of the effective date of the applicable Law or registration requirement that is the basis for the withdrawal or other remedy provided herein and the need of the Manager for a reasonable period of time to find a solution to the illegality or requirement for divestiture. Such illegality or registration requirement must be established by (x) an opinion of counsel (which counsel shall be reasonably satisfactory to the Manager and the Initial Member) substantially to the effect that the ownership of the LLC Interest more likely than not will result in such illegality or requirement for registration or divestiture or (y) upon a ruling or order from a Governmental Authority.

ARTICLE IX

Dissolution and Winding-Up of the Company

9.1 Dissolution. A dissolution of the Company shall take place upon the first to occur of the following:

(a) the agreement by all Members to dissolve the Company (it being understood and agreed that neither Member, acting alone, shall have the right unilaterally to dissolve the Company);

(b) the sale of all or substantially all of the Company Property (other than cash and cash equivalent instruments), including as an entirety or substantially as an entirety; or

(c) notice to such effect to the Private Owner from the Initial Member at any time after the occurrence of a Dissolution Event or an Insolvency Event with respect to the Private Owner or any Person that Controls the Private Owner; or

(d) exercise of the Clean-Up Call and liquidation of all remaining Loans and Acquired Property of the Company in accordance with Section 12.17.

9.2 Winding-Up Procedures. If a dissolution of the Company pursuant to Section 9.1 occurs, subject to the Company’s compliance with its obligation under the other agreements to which it is a party, the other terms and conditions of this Agreement or the Ancillary Documents, the Manager shall proceed as promptly as practicable to wind up the affairs of the Company in an orderly and businesslike manner. A final accounting shall be made by Manager. As part of the winding up of the affairs of the Company, the following steps will be taken:

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(a) The assets of the Company shall be sold except to the extent that some or all of the assets of the Company are retained by the Company for distribution to the Members as hereinafter provided.

(b) The Company shall comply with Section 18-804(b) of the Act.

(c) Distributions of the assets of the Company after a dissolution of the Company shall be conducted as follows:

(i) first, to creditors, but excluding Members who are creditors (other than the Initial Member (to the extent it continues to hold the Purchase Money Notes)), to the extent otherwise permitted by Law (and, to the extent permitted, in accordance with the Priority of Payments), in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof);

(ii) second, to Members or former Members who are creditors, to the extent otherwise permitted by Law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof) other than liabilities for which reasonable provision for payment has been made and liabilities for distributions to Members and former Members under Section 18-601 of the Act;

(iii) third, to Members and former Members in satisfaction of liabilities (if any) for distributions under Section 18-601 of the Act; and

(iv) finally, to the Members in the manner set forth in Section 6.6(b).

(d) Upon dissolution, the Manager, may, with the consent of all Members, (i) liquidate all or a portion of the Company assets and apply the proceeds of such liquidation in the manner set forth in Section 9.2(c) and/or (ii) hire independent appraisers to appraise the value of Company assets not sold or otherwise disposed of or determine the Fair Market Value of such assets, and allocate any unrealized gain or loss determined by such appraisal to the Members’ respective Capital Accounts as though the properties in question had been sold on the date of distribution and, after giving effect to any such adjustment, distribute said assets in the manner set forth in Section 9.2(c), provided that the Manager shall in good faith attempt to liquidate sufficient Company assets to satisfy in cash the debts and liabilities described in Section 9.2. If a Member shall, upon the advice of counsel, determine that there is a reasonable likelihood that any distribution in kind of an asset would cause such Member to be in violation of any Law, such Member and the Manager shall each use its best efforts to make alternative arrangements for the sale or transfer into an escrow account of any such distribution on mutually agreeable terms.

9.3 Termination of the Company.

Upon the dissolution of the Company and the completion of the winding up process set forth in Section 9.2, the Manager (or such other Person or Persons as the Act may require or permit) shall cause the cancellation of the Certificate and any filings made as provided in clause (c) of Section 4.3 and shall take (or cause to be taken) such other actions as may be necessary to terminate the Company.

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ARTICLE X

Qualified Transferees

10.1 Qualified Transferees. Each Member, other than the Initial Member (including, for the avoidance of doubt, its Successors and transferees), shall at all times be in compliance with the following (and any proposed transferee of any LLC Interest in compliance with the following shall be deemed a “Qualified Transferee”):

(a) Organization; Good Standing; Licenses. Such Member (i) is a Single Purpose Entity duly organized, validly existing and in good standing under the Laws of the state of its organization, (ii) has qualified or will qualify to do business as a foreign corporation, partnership or other entity and will remain so qualified, and is and will remain in good standing, in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary and in which failure to so qualify would have a material adverse effect upon such Member or its ability to perform its obligations hereunder, (iii) has full power to own its property, to carry on its business as presently conducted, and to enter into and perform its obligations under this Agreement, (iv) has all licenses or other governmental approvals necessary to perform its obligations hereunder; and (v) in the case of the Private Owner, as of the Closing Date, is (x) directly or indirectly, at least 50.1% owned by its Specified Parent, and (y) Controlled by its Specified Parent.

(b) Authorization; No Violation. The execution and delivery by such Member of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action. Neither the execution and delivery of this Agreement, nor the consummation of the transactions herein contemplated, nor compliance with the provisions hereof, will conflict with or result in a breach of, or constitute a default under, (i) any of the provisions of any Law binding on such Member or its properties, (ii) the constituent documents of such Member, or (iii) any of the provisions of any indenture, mortgage, contract or other instrument to which such Member is a party or by which it is bound or result in the creation or imposition of any Lien upon any of its property pursuant to the terms of any such indenture, mortgage, contract or other instrument.

(c) Governmental Approvals. All actions, approvals, consents, waivers, exemptions, variances, franchises, orders, permits, authorizations, rights and licenses required to be taken, given or obtained, as the case may be, by or from any Governmental Authority or agency that are necessary in connection with the execution and delivery by such Member of this Agreement and the consummation of the transactions contemplated hereby and the performance of its obligations hereunder, have been duly taken, given or obtained, as the case may be, are in full force and effect, are not subject to any pending proceedings or appeals (administrative, judicial or otherwise) and either the time within which any appeal therefrom may be taken or review thereof may be obtained has expired or no review thereof may be obtained or appeal therefrom taken.

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(d) No Litigation. On the date such Member becomes a party to this Agreement, there is no action, suit, proceeding or investigation pending or threatened against such Member before any Governmental Authority.

(e) No Violation of Orders, Decrees, etc. Such Member is not in default with respect to any order or decree of any Governmental Authority or any Law.

(f) Third Party Consents. No consents, approvals, waivers or notifications of stockholders, creditors, lessors or other nongovernmental persons are required to be obtained by such Member in connection with the execution and delivery of this Agreement and the consummation of all the transactions herein contemplated and the performance of its obligations hereunder.

(g) Owners Accredited Investors. All of the equity owners of such Member are “accredited investors,” as that term is defined in Rule 501 under the Securities Act.

(h) Knowledge and Experience. Such Member, either by itself or through its advisers and principals, has such knowledge and experience in the origination, servicing, sale and/or purchase of performing and non-performing or distressed loans, including construction loans and loans secured by residential and commercial properties, as well as financial and business matters, as to enable such Member to utilize the information made available to it with respect to the LLC Interest acquired by it and the Loans to evaluate the merits and risks of a purchase of the LLC Interest acquired by it and, indirectly, the Loans, and to make an informed decision with respect thereto.

(i) Economic Risks. Such Member acknowledges, understands and represents that it is able to bear the economic risks associated with the acquisition and ownership of the LLC Interest acquired by it and, indirectly, the Loans, including the risk of a total loss of its investment in the Company and, indirectly, the Loans and/or the risk that it may be required to hold the LLC Interest and, indirectly, the Loans for an indefinite period of time.

(j) No Representations. Such Member hereby acknowledges that, except as is otherwise expressly provided in this Agreement, the Transferred LLC Interest Sale Agreement, or the Contribution Agreement, none of the Initial Member or the FDIC or any Affiliate of either, or any of their respective officers, directors, employees, agents or contractors, makes or has made any representation or warranty regarding the Company, the LLC Interest or the Loans or the value of any Underlying Collateral.

(k) Due Diligence. Such Member acknowledges and agrees that, whether or not information is available with respect to the LLC Interest or the Loans and whether or not it chooses to review any information that is or was made available to it regarding the LLC Interest or the Loans, such Member, by itself or through its advisers or principals, has the ability and shall be responsible for making its own independent investigation and evaluation of the LLC Interest and the Loans and the economic, credit or other risks involved in an acquisition of the LLC Interest and, indirectly, the Loans. Except as is otherwise expressly provided in this Agreement, none of the Initial Member or the FDIC or any Affiliate of either, or any of their respective officers, directors, employees, agents or contractors, makes or has made any representation or warranty as to the completeness or accuracy of any information provided.

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(l) No Securities. Such Member acknowledges and agrees that (i) neither the offer nor the sale of the LLC Interest (and, indirectly, the Loans) is intended to constitute an offer or sale of a “security” within the meaning of the Securities Act or any applicable federal or state securities Laws, (ii) no inference that any of the LLC Interest or the Loans is a “security” under such federal or state securities Laws shall be drawn from any of the certifications, representations or warranties made by any Person in this Agreement, (iii) it is not contemplated that any filing will be made with the Securities and Exchange Commission or pursuant to the “Blue Sky” or securities Laws of any jurisdiction, and (iv) if any of the LLC Interest or the Loans is a security, such may not be resold or otherwise transferred by such Member except in accordance with any and all applicable securities and Blue Sky Laws.

(m) Resales. Such Member is acquiring the LLC Interest (and, indirectly, the Loans) for its own account and not with a view toward resale in a distribution within the meaning of the Securities Act.

(n) Resales in Compliance with Law. Such Member will not (i) offer, pledge, sell or otherwise dispose of the LLC Interest (or any interest therein) or any Loan (or any interest therein or evidence thereof) to, or (ii) solicit any offer to buy or accept a transfer, pledge or other disposition of the LLC Interest (or any interest therein) or any Loan (or any interest therein or evidence thereof) from, or (iii) otherwise approach or negotiate with respect to the LLC Interest (or any interest therein) or any Loan (or any interest therein or evidence thereof) with, any person or entity in any manner, or take any other action, that would (A) not comply with Article VIII, or (B) render the transfer to such Member of the LLC Interest or any interest in any Loan a violation of any Law relating to the issuance, regulation, registration or disposition of securities, nor will it so act, nor will it authorize any person or entity to so act, in any manner with respect to the LLC Interest (or any interest therein) or any Loan (or interest therein or evidence thereof).

(o) Acquisition in Compliance with Law. Such Member’s acquisition of the LLC Interest and the resulting investment in the Loans will comply with all applicable Laws, including any and all Laws and/or restrictions imposed on resale of the LLC Interest and the Loans by federal and state securities or Blue Sky Laws.

(p) Independent Evaluation. Such Member has made an independent evaluation of the Company and its assets (including the Loans and related Loan files and/or any electronic data made available to it pertaining to the Loans held by the Company). Such Member also has conducted such other investigations as it deems appropriate, including searches of Uniform Commercial Code, title, court, bankruptcy and other public records. Such Member agrees and represents that it is entering into this Agreement solely on the basis of its own investigations and its judgment as to the value of the LLC Interest and the nature, validity, enforceability, collectability and value of the Loans and all other facts material to their ownership, including to the legal matters and risks relating to the collection and enforcement, and the performance of any obligations under any of the Loans in any jurisdiction. Such Member further acknowledges that no officer, director, employee, agent, representative or contractor of the Initial Member or any of its Affiliates has been authorized to make any statements or representations other than those specifically contained in this Agreement or the Contribution Agreement.

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(q) Embargoed Person. Such Member certifies, represents and warrants that (i) no consideration that such Member or any of its Affiliates contributes hereunder or under the Ancillary Documents in connection with any transaction regarding any assets will have been derived from or related to any activity that is deemed criminal under United States law; (ii) neither it nor any of its Affiliates or Direct Owners is an Embargoed Person; (iii) neither it nor any of its Affiliates or Direct Owners engages in any dealings or transactions, or is otherwise “associated with” (as defined in 31 C.F.R. 594.101, et seq.), any Embargoed Person; and (iv) if and to the extent such Member or any of its Affiliates are required by law to maintain an anti-money laundering compliance program under applicable anti-money laundering laws and regulations, including without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Public Law 107-56)) such compliance programs are currently being maintained. For purposes of the foregoing certifications, representations and warranties, such certifications, representations and warranties shall be based upon a due inquiry and investigation; provided, however, that for purposes of determining whether any of the same with respect to indirect ownership are true, the undersigned shall not be required to make an investigation into the ownership of publicly-traded securities (including securities of open-end investment companies registered under the Investment Company Act of 1940, as amended) or the ownership of assets by a collective investment fund that holds assets for employee benefit plans or retirement arrangements.

(r) ERISA Plan Asset. The assets of such Member (including any successor to or transferee of such Member) are not deemed to be “plan assets” within the meaning of Section 3(42) of the Employee Retirement Income Security Act of 1974 (as amended) (“ERISA”)) and the “plan asset” regulations set forth in 29 C.F.R. Section 2510.3-101 as promulgated under ERISA, modified to the extent applicable by Section 3(42) of ERISA (the “Plan Asset Regulation”).

(s) Purchase Eligibility. Each of such Member and any person that, together with its Affiliates, directly or indirectly holds 25% or more of the equity interests of such Member is and remains capable of truthfully making the representations and warranties in the Purchaser Eligibility Certification.

ARTICLE XI

Manager Liability

11.1 Liability of Manager.

(a) Except as otherwise specifically provided in this Agreement (including in the other subsections of this Section 11.1), the duties (including fiduciary duties) and obligations owed to the Company and Initial Member by the Manager shall be as provided in Section 3.1(b) hereof.

(b) The Manager may rely, and shall be protected in acting or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties.

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(c) The Manager may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion of such Persons as to matters that the Manager reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

(d) The Manager shall not be liable to the Company or the Members for its good faith reliance on the provisions of this Agreement.

(e) The limitations and exculpation afforded by each provision of this Section 11.1 are cumulative and not exclusive. Nothing in this Section 11.1 is intended, or shall be deemed, to permit conduct that would otherwise constitute misappropriation of a trade secret of the Company under applicable Law or conduct that, even disregarding the terms hereof otherwise would be actionable by the Company or any Member.

ARTICLE XII

Servicing of Loans

12.1 Servicing.

(a) Appointment and Acceptance as Servicer. Effective as of the Closing Date, but subject to Section 3.3 of the Contribution Agreement (with which the Manager agrees to comply), the Manager is hereby appointed (and hereby accepts the appointment) with full authority and responsibility, in its own name, to act as the servicer for the Loans and any Underlying Collateral. Until such time as the Company is dissolved and liquidated pursuant to Article IX, and except as otherwise provided in Section 12.4 and subject to the interim servicing being provided by the Initial Member pursuant to Section 3.3 of the Contribution Agreement, the Manager shall, with respect to each Loan or Group of Loans, from and after the Servicing Transfer Date with respect thereto, be responsible for (and hereby assumes responsibility for) servicing, administering, managing and disposing of the Loans and the Underlying Collateral in accordance with the standards (collectively, the “Servicing Standard”) set forth in Section 12.2 (such obligations referred to collectively herein as the “Servicing Obligations”) and the other provisions of this Article XII, including the provisions of Section 12.3 (which require that servicing be performed through one or more Qualified Servicers). Without in any way limiting the foregoing, but subject to Section 3.3 of the Contribution Agreement, the Manager shall cause the Loans (including, for all purposes under this Article XII, the related Underlying Collateral) to be serviced as follows: (a) such Loan shall, except as provided in the immediately following subsection (b), be serviced by the Servicer(s) appointed in accordance with Section 12.3 below, and (b) following the replacement of Servicer as a result of an Event of Default, the Loans shall be serviced by the Servicer appointed by the Initial Member in accordance with Section 12.4 below. All servicing of Loans following the Closing Date shall be performed in accordance with the terms of the Contribution Agreement and this Article XII.

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(b) Servicing and Subservicing Agreement Requirements. Except as is otherwise agreed in writing by Initial Member, each Servicing Agreement (and any Subservicing Agreement with any Subservicer) shall, among other things,

(i) provide for the servicing of the Loans and management of the Underlying Collateral by the Servicer (or Subservicer) in accordance with the Servicing Standard and the other terms of this Agreement;

(ii) be terminable upon no more than thirty (30) days prior notice if an Event of Default or any default under the Servicing Agreement (or Subservicing Agreement) has occurred;

(iii) provide that the Manager (in its individual capacity) and the Initial Member (and, in the case of any Subservicing Agreement, the Servicer) shall be entitled to exercise termination rights under the relevant Servicing Agreement or Subservicing Agreement (it being understood that the Initial Member shall only exercise such termination rights as contemplated or permitted in this Agreement);

(iv) provide that the Servicer (or any Subservicer) and the Manager (in its individual capacity) acknowledge that the Servicing Agreement (or Subservicing Agreement) constitutes a personal services agreement between the Manager (in its individual capacity) and the Servicer (or between the Servicer and the Subservicer, as applicable);

(v) provide that (A) each of the Company, the Purchase Money Notes Guarantor, and the FDIC are third party beneficiaries thereunder to the extent of any rights expressly granted to such Person under the Servicing Agreement or Subservicing Agreement and is entitled to enforce the Servicing Agreement or Subservicing Agreement, as applicable, with respect to such rights, (B) the Initial Member and, in the case of any Subservicing Agreement, the Manager (in its individual capacity) is a third party beneficiary thereunder; and further provide that in no event shall any amendment or waiver to any such Servicing Agreement or Subservicing Agreement limit or affect any rights of any such third party beneficiary thereunder without the express written consent of such third party beneficiary;

(vi) provide that (A) upon the removal of the Private Owner as the Manager or the occurrence of an Event of Default, the Initial Member (and any successor Manager) may exercise all of the rights of the Manager thereunder and cause the termination or assignment of the same to any other Person, without penalty or payment of any fee, and (B) upon the occurrence of any default under the Servicing Agreement, the Initial Member (and any successor Manager) may exercise all of the rights of (1) the Manager under such Servicing Agreement and cause the termination or assignment of the same to any other Person, without penalty or payment of any fee, and (2) the Servicer under the Subservicing Agreement and cause the termination or assignment of the Subservicing Agreement to any other Person, without penalty or payment of any fee (it being understood that the Initial Member shall only exercise the foregoing rights as contemplated or permitted in this Agreement);

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(vii) provide that the Initial Member, the Manager, the Purchase Money Notes Guarantor and the Company (and each of their respective representatives) shall each have access to and the right to review, copy and audit the books and records of each Servicer and any Subservicers and that all Servicers and all Subservicers shall make available their respective officers, directors, employees, accountants and attorneys to answer Initial Member’s, the Manager’s , the Purchase Money Notes Guarantor’s and the Company’s (and each of their respective representatives’) questions or to discuss any matter relating to the Servicer’s or Subservicer’s affairs, finances and accounts, as they relate to the Loans, the Underlying Collateral, the Collection Account or any other accounts established or maintained pursuant to this Agreement, the Custodial and Paying Agency Agreement, the Servicing Agreement or any Subservicing Agreement, or any matters relating to the Servicing Agreement or any Subservicing Agreement or the rights or obligations thereunder;

(viii) provide that all Loan Proceeds are to be deposited into the Collection Account on a daily basis (without reduction or setoff) within two Business Days of receipt and that under no circumstances are funds, other than Loan Proceeds and interest and earnings thereon and the proceeds of Excess Working Capital Advances and Discretionary Funding Advances, to be commingled in the Collection Account;

(ix) provide that the Servicer or Subservicer shall not sell, transfer or assign its rights under the Servicing Agreement or Subservicing Agreement, as applicable, other than Servicer’s rights to delegate to Subservicers certain responsibilities thereunder as and to the extent permitted by this Agreement, and that any prohibited sale, transfer or assignment shall be void ab initio;

(x) provide that (A) the Servicer or Subservicer consents to the immediate termination of the Servicer or Subservicer, as applicable, upon the occurrence of a termination event under the Servicing or Subservicing Agreement, as applicable, and upon the occurrence of any Insolvency Event with respect to the Servicer or Subservicer or any of their respective Related Parties, as applicable, and (B) the occurrence of any Restricted Servicer Change of Control with respect to the Servicer or of any Insolvency Event with respect to the Servicer or Subservicer or any Related Party thereof constitutes a default under the Servicing or Subservicing Agreement, as applicable; provided, that, in the case of the Servicing Agreement, the occurrence of an Insolvency Event with respect to a Subservicer or Related Party thereof (which is not an Related Party of the Servicer) may, at the election of the Manager, be subject to a cure period of not more than thirty (30) days for replacement of the affected Subservicer (in a manner that will permit the Manager to comply with its obligations hereunder);

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(xi) provide that there shall be no right of setoff on the part of the Servicer or Subservicer against the Loan Proceeds (or the Company);

(xii) provide for such other matters as are necessary or appropriate to ensure that the Servicer or Subservicer is obligated to comply with the Servicing Obligations of the Manager hereunder;

(xiii) provide a full release and discharge of the Initial Member, the Company, the Existing Servicers, the FDIC, in relation to any particular Loan, the relevant Failed Bank and any predecessor-in-interest thereof, any Ownership Entities existing as of the applicable Servicing Transfer Date, and all of their respective officers, directors, employees, agents, attorneys, contractors and representatives, and all of their respective successors, assigns and Affiliates (but excluding, in all cases, the Manager (in its individual capacity)) (any such Person, a “Prior Servicer” and collectively, the “Prior Servicers”), from any and all claims (including any counterclaim or defensive claim), demands, causes of action, judgments or legal proceedings and remedies of whatever kind or nature that the Servicer had, has or might have in the future, whether known or unknown, which are related in any manner whatsoever to the servicing of the Loans by the Prior Servicers prior to the applicable Servicing Transfer Date (other than due to gross negligence, violation of law or willful misconduct of such Prior Servicer);

(xiv) provide that all Loans registered on the MERS® System shall remain registered unless default, foreclosure or similar legal or MERS requirements dictate otherwise;

(xv) provide that the Servicer or Subservicer shall immediately notify the Manager and the Initial Member upon becoming aware of any Subservicer or any Affiliate of the Servicer or of any Subservicer at any time, (A) being or becoming a partner or joint venturer with any Borrower or Obligor, (B) being or becoming an agent of any Borrower or Obligor, or allowing any Borrower or Obligor to be an agent of such Servicer or any Subservicer or of any Affiliate of the Servicer or any Subservicer, or (C) having any interest whatsoever in any Borrower or Obligor;

(xvi) provide that the Servicer shall immediately notify the Manager and the Initial Member of the occurrence of any Change of Control with respect to the Servicer; and

(xvii) not conflict with the Servicing Standard or any other terms or provisions of this Agreement, the Custodial and Paying Agency Agreement or any of the other Ancillary Documents insofar as such other terms or provisions hereof or thereof are required to be imposed by the Manager (in its individual capacity) on the Servicer (or Subservicers) in the Servicing Agreement (or Subservicing Agreements). Nothing contained in any Servicing Agreement or any Subservicing Agreement shall alter any obligation of the Manager under this

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Agreement and, in the event of any inconsistency between the Servicing Agreement (or any Subservicing Agreement) and the terms of this Agreement, among the Parties to this Agreement the terms of this Agreement shall control.

12.2 Servicing Standard. The Manager shall perform the Servicing Obligations: (i) in the best interests and for the benefit of the Initial Member and the Company, (ii) in accordance with the terms of the Loans (and related Loan Documents), (iii) in accordance with the terms of this Agreement and the other Ancillary Documents, (iv) in accordance with all applicable Law, and (v) to the extent consistent with the foregoing terms, in the same manner in which a prudent servicer would service and administer similar loans and in which a prudent servicer would manage and administer similar properties for its own portfolio or for other Persons, whichever standard is higher, but using no less care and diligence than would be customarily employed by a prudent servicer following customary and usual standards of practice of prudent mortgage lenders, loan servicers and asset managers servicing, managing and administering similar loans and properties on an arms’ length basis, provided that, with respect to each Loan and related Underlying Collateral, in the absence of a customary and usual standard of practice, the Company shall comply with the applicable Fannie Mae Guidelines, if any, with respect to similar loans and properties in similar situations. The Manager shall cause its Servicing Obligations with respect to the Loans and the Underlying Collateral to be performed without regard to (w) any relationship that the Company, the Manager, or any Servicer or Subservicer, or any of their respective Affiliates may have to any Borrower, Obligor or other obligor, or any of their respective Affiliates, including any other banking or lending relationship, (x) the Company’s, the Manager’s, or any Servicer’s or Subservicer’s, obligation to make disbursements and advances with respect to the Loans and Underlying Collateral, (y) any relationship that the Servicer or any Subservicer may have to each other or to the Company, the Manager or any of their respective Affiliates, or any relationship that any of their respective Affiliates may have to the Company, the Manager or any of their respective Affiliates (other than the contractual relationship evidenced by this Agreement or the Servicing Agreement or any Subservicing Agreement), and (z) the Manager’s, or any Servicer’s or Subservicer’s, right to receive compensation (including the Management Fee and any Interim Management Fee) for its services under this Agreement, the Servicing Agreement or any Subservicing Agreement. Without limiting the generality of the foregoing, the Manager’s Servicing Obligations hereunder shall include the following:

(a) discharging in a timely manner each and every obligation which the Loan Documents provide is to be performed by the lender thereunder, on its own behalf and on behalf of the Company and the Initial Member and in the case of REO Property, which the Loan Documents that were applicable to the Underlying Collateral before it became REO Property provided were to be performed by the borrower thereunder in respect of such Underlying Collateral (not including payment of debt service under the applicable Loan Documents), together with such additional obligations as are required of the Company under this Agreement or the Servicing Agreement in respect of such REO Property;

(b) incurring costs (including Servicing Expenses and Pre-Approved Changes) in accordance with the provisions of the Loan Documents, and in the case of REO Property, in accordance with the Loan Documents that were applicable to the REO Property before it became and REO Property (not including payment of debt service under the applicable Loan Documents) and otherwise in accordance with the Reimbursement, Security and Guaranty Agreement;

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(c) causing to be maintained for the Underlying Collateral (including any Acquired Property) with respect to each Loan with respect to which an Ownership Entity or the Borrower has failed to maintain required insurance with extended coverage as is customary in the area in which the Underlying Collateral is located and in such amounts and with such deductibles as the Manager may, in the exercise of its reasonable discretion, determine are prudent and as required under this Agreement and the Reimbursement, Security and Guaranty Agreement;

(d) ensuring compliance with the terms and conditions of each insurer under any hazard policy and preparing and presenting claims under any policy in a timely fashion in accordance with the terms of the policy;

(e) supervising and coordinating the construction, ownership, management, leasing and preservation of the Acquired Property as well as all other matters involved in the administration, preservation and ultimate disposition of the Acquired Property as would be taken by a prudent asset manager managing properties similar to the Acquired Property and as required of the Company under this Agreement, and the Reimbursement, Security and Guaranty Agreement;

(f) administering the making of advances to Borrowers under Loans pursuant to and in accordance with the provisions herein and in the Custodial and Paying Agency Agreement governing the making of Funding Draws;

(g) to the extent consistent with the foregoing, seeking to maximize the timely and complete recovery of principal and interest on the Loans and otherwise to maximize the value of the Loans and the Underlying Collateral;

(h) except as otherwise set forth in this Agreement, making decisions under, and enforcing and performing in accordance with, the Loan Documents all loan administration, inspections, review of financial data and other matters involved in the servicing, administration and management of the Loans and the Underlying Collateral;

(i) ensuring that all filings required to maintain perfection in any Underlying Collateral remain up to date and in force, including Uniform Commercial Code financing statements; and

(j) ensuring that each Borrower (or in the case of REO Property, the applicable Ownership Entity) is diligently performing all applicable construction work using all commercially reasonable efforts in accordance with the requirements of the applicable Loan Documents (in the case of REO Property) and herein; and

(k) providing the Servicers and Subservicers with copies of such Ancillary Documents (or portions thereof) as are necessary for the Servicers or Subservicers to be familiar with in order to perform their respective obligations provided for in this Agreement, the Servicing Agreements or the Subservicing Agreements, as applicable.

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12.3 Servicing of Loans.

(a) Appointment of Servicers. The Manager (in its individual capacity) has entered into one or more Servicing Agreements dated the date hereof to provide for the servicing and administration and management of the Loans and Underlying Collateral by one or more Qualified Servicers named therein (each, together with other Qualified Servicers, a “Servicer”). Each Servicer, at all times during which it acts as Servicer, shall continue to satisfy the definition of Qualified Servicer. Subject, with respect to the Interim Servicing Period, to the provisions of Section 3.3 of the Contribution Agreement, (x) each Loan shall at all times be serviced (and any Underlying Collateral managed) by or through at least one Servicer (including any subservicers engaged by the Servicer (“Subservicers”) as permitted hereunder), it being understood that the relevant servicing functions not delegated to the Servicer by the Manager pursuant to the Servicing Agreement shall be duly performed by the Manager (including through its applicable Affiliates pursuant to Section 3.3 hereof) in accordance with the Servicing Standard and the provisions herein and in the Ancillary Documents, and (y) the performance of all day-to-day Servicing Obligations of the Manager shall be conducted by or through one or more Servicers (including any Subservicers permitted hereunder). Subject to the other terms and conditions of this Agreement, any Servicer may be an Affiliate of the Private Owner or of the Manager. Each Servicer may engage or retain one or more Subservicers, including Affiliates of the Private Owner or of the Manager, to perform certain of its duties under the Servicing Agreement, as it may deem necessary and appropriate, by entering into a subservicing agreement with each such Subservicer (“Subservicing Agreement”), provided that any Subservicer meets (and at all times continues to meet) the requirements set forth in the definition of Qualified Servicer and the terms of the applicable Subservicing Agreement comply with the terms of this Agreement and the applicable Servicing Agreement. The costs and fees of the Servicers (and any Subservicers) shall be borne exclusively by the Manager in its individual capacity without any right of reimbursement from the Company or the Initial Member (it being understood that the Manager will receive the Interim Management Fee and Management Fee in accordance with Section 12.5 hereof). Under no circumstances shall the Manager transfer, or permit to be transferred, to any Servicer or any other Person any ownership interest in the servicing to the Loans or any right to transfer or sell the servicing to the Loans (other than in connection with the sale of any Loan), and no Servicer shall be permitted to assign, pledge or otherwise transfer to any Subservicer or other Person or purport to assign, pledge or otherwise transfer any interest in the servicing to the Loans (other than in connection with the sale of any Loan), and any purported assignment, pledge or other transfer in violation of this provision shall be void ab initio and of no effect.

(b) Manager Liable for Servicer and Subservicers. Notwithstanding anything to the contrary contained herein, the use of any Servicer (or any Subservicer) shall not release the Manager from any of its Servicing Obligations or other obligations under this Agreement, and the Manager shall remain responsible and liable for all acts and omissions of each Servicer (and each Subservicer of each Servicer) as fully as if such acts and omissions were those of the Manager. All actions of each Servicer (or any Subservicer) performed pursuant to the Agreement (or any Subservicing Agreement) shall be performed as an agent of the Manager (or, in the case of Subservicers, the Servicer).

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(c) Copies of Servicing and Subservicing Agreements. Copies of all fully executed Servicing Agreements and Subservicing Agreements, including all supplements and amendments thereto, shall be provided to the Initial Member and the Purchase Money Notes Guarantor.

(d) Regulation AB Requirements. The Manager shall use commercially reasonable efforts to confirm, where applicable, that each Servicer (and any Subservicer) has in place policies and procedures to (i) comply with the relevant servicing criteria provisions of Section 1122(d)(1) of Regulation AB that are applicable and relate to the servicing being conducted under this Agreement, and (ii) provide to the Manager, at the Servicer’s (and any Subservicer’s) expense the annual reports (including the independent accountant report) required pursuant to Section 7.4(d) above; provided that the following Regulation AB criteria shall not be deemed relevant to the servicing being conducted under this Agreement (or the Servicing Agreement): Section 1122(d)(1)(iii) regarding backup servicer requirements; Sections 1122(d)(3)(i-iv) regarding paying agent requirements; and Section 1122(d)(4)(xv) regarding external credit enhancement.

(e) Servicer and Subservicer Fees. No Servicer or Subservicer shall be paid any fees or indemnified out of any Loan Proceeds (or funds in the Collection Account, the Working Capital Reserve Account or any other Company account), it being understood that all fees and related costs of liabilities of the Servicers and Subservicers shall be the sole responsibility of the Manager (without any right of reimbursement from the Company or the Initial Member).

(f) Fidelity Bond; E&O Insurance. The Servicer and each Subservicer shall maintain each of the following types of insurance coverage having such limits as described below:

(i) Errors & Omissions Liability with limits of not less than $10,000,000 per claim and $10,000,000 in the aggregate. The Manager shall be notified immediately upon the reduction of or potential reduction of 50% of the limits. The Manager may require that the Servicer and each Subservicer purchase additional limits to provide back to the required limits as stated above. “Potential reduction of 50%” shall mean any knowledge by the Servicer or Subservicer, as applicable, that a claim or the sum of all claims, current or initiated after effective date of policy which would reduce the limits by 50%.

(ii) Directors & Officers Liability with limits of not less than $10,000,000 each claim and $10,000,000 in the aggregate.

(iii) Crime Insurance or a Fidelity Bond in an amount of not less than $10,000,000 covering employee theft, forgery & alteration, wire/funds transfer, computer fraud, client coverage. Such coverage shall insure all employees or any other persons authorized by Servicer or Subservicer to handle any funds, money, documents and papers relating to any Loan, and shall protect the Servicer or Subservicer, as applicable, against losses arising out of theft, embezzlement, fraud, misplacement, and other similar causes. The Manager and the Company shall each be named as a loss payee with respect to claims arising out of assets handled under this Agreement or any applicable Servicing Agreement or Subservicing Agreement.

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(iv) General Liability with limits of not less than $1,000,000 each occurrence, $2,000,000 in the aggregate, including coverage for products/completed operations, advertising and personal injury. The Manager and the Company shall each be named as additional insured. Policy shall include a Waiver of Subrogation in favor of the Manager and the Company.

(v) Auto Liability with a combined single limit of not less than $1,000,000 to provide coverage for any owned, hired, or non-owned vehicles.

(vi) Workers Compensation in such amount as required by the states in which the Servicer or Subservicer, as applicable, operates, including coverage for Employer’s Liability in an amount not less than, $1,000,000. Policy shall include a Waiver of Subrogation in favor of the Manager and the Company.

(vii) Umbrella Liability in an amount of not less than $10,000,000 each occurrence and in the aggregate.

All such policies shall be written with carriers having a minimum insurer rating of A- VIII from A.M. Best and A from Standard & Poor’s. All such policies shall have a minimum notice of cancellation of thirty (30) days, except for non-payment of premium whereby a ten (10) day notice of cancellation is acceptable. Certificates shall show each of the Manager and the Company as certificate holder, or as otherwise designated by the language in clauses (i)-(vii) above.

The Manager shall provide (or shall cause each Servicer and Subservicer to provide) the Purchase Money Notes Guarantor, and the Initial Member with certificates evidencing all such policies on the Closing Date (and, with respect to each Loan, on or before the applicable Servicing Transfer Date with respect thereto) and each anniversary of the Closing Date thereafter, and otherwise upon request of the Purchase Money Notes Guarantor, or the Initial Member. Copies of fidelity bonds and insurance policies required to be maintained pursuant to this Section 12.3(f) shall be made available to the Purchase Money Notes Guarantor, and the Initial Member or their respective representative on the Closing Date (and, with respect to each Loan, on or before the applicable Servicing Transfer Date with respect thereto), and shall otherwise be made available to any of the Purchase Money Notes Guarantor, and the Initial Member and their respective representative upon request.

(g) MERS Requirements. In the event that any of the Loans are (or are required by the terms hereof or of the LLC Operating Agreement to be) registered on the MERS® System, (i) the Manager shall, and shall cause the Company and each applicable Servicer to, become a member of MERS on or before the initial Servicing Transfer Date, and maintain itself as a MERS member in good standing (including paying all dues and other fees required to maintain its membership and complying with MERS policies and procedures), and (ii) the Servicer shall maintain (or register, as applicable) such Loan on the MERS® System and execute and deliver on behalf of the Company any and all instruments of assignment and other comparable instruments

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with respect to such assignment or re-recording of a mortgage securing a Loan in the name of MERS®, solely as nominee for the Company and its successors and assigns. The Manager shall be designated as the “servicer” and the “investor” with respect to the Loans that are registered on the MERS® System, and the Servicer shall be designated as the “subservicer” with respect to such Loans. No other Person shall be identified on the MERS® System as having any interest in any of the Loans unless otherwise consented to by the Initial Member. All Loans registered on the MERS® System shall remain registered on the MERS® System unless default, foreclosure or similar legal or MERS requirements dictate otherwise. The Servicer shall provide the Manager and the Initial Member with such reports from the MERS® System as the Manager or the Initial Member, from time to time, may request, including to allow the Manager and the Initial Member to verify the Persons identified on the MERS® System as having any interest in any of the Loans and to confirm that the Loans required to be registered on the MERS® System are so registered. The Servicer shall also execute and deliver to the Company and the Initial Member the Electronic Tracking Agreement in the form of Exhibit B to the Servicing Agreement. Without limiting the foregoing, upon the request of the Manager or the Initial Member, the Servicer shall cause MERS® to run a query with respect to any and all specified fields on the MERS® System with respect to any or all of the Loans registered on the MERS® System and provide the results to the Manager and the Initial Member and, if requested by the Manager or the Initial Member, shall cause MERS® to change the information in such fields, to the extent MERS® will do so in accordance with its policies and procedures, to reflect its instructions.

12.4 Removal of Servicer.

(a) Removal of Servicer. Upon the occurrence of an Event of Default, in addition to any other rights it may have pursuant to this Agreement, any Ancillary Document or applicable Law (including the Uniform Commercial Code), whether at law or in equity and whether pursuant to statute or regulation or otherwise, the Initial Member shall have the right to take, at the Initial Member’s option and the Manager’s expense, one or more of the following actions: (i) upon notice in writing to the Manager (effective at such time as is specified in such notice), to act on behalf of the Manager (in its individual capacity) to terminate the existing Servicer (and any Subservicers) and to cause the Manager (in its individual capacity) to enter into a new Servicing Agreement with a servicer (a “successor Servicer”) selected by Initial Member (in its sole and absolute discretion), and (ii) upon notice in writing to the Manager (effective at such time as is specified in such notice), to remove the Private Owner as the Manager and appoint a successor Manager (which successor Manager may be the Initial Member) in the sole discretion of the Initial Member, whereupon (without limitation of Section 13.5), such successor Manager shall immediately succeed to all, or such portion as the Initial Member and successor Manager agree, of the rights and obligations of the Private Owner as the Manager of the Company, and, in such case, the Initial Member shall further have the right (A) to terminate the Servicer (in its sole and absolute discretion), and cause or permit the successor Manager selected by the Initial Member (and/or the Company directly, as determined by the Initial Member in its sole discretion) to enter into a Servicing Agreement with a successor Servicer, such Servicing Agreement to be between the applicable successor Manager (and/or the Company) and the successor Servicer chosen by Initial Member, or (B) to retain the existing Servicer and cause or permit the successor Manager (and/or the Company directly, as determined by the Initial Member in its sole discretion) to enter into a new Servicing Agreement between such successor Manager (and/or the Company)

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and the Servicer (or to effect an assignment of the existing Servicing Agreement from the existing Manager (in its individual capacity) to such successor Manager (and/or the Company). None of the Initial Member, any successor Manager or the Company shall have any obligation to assume any obligations or liabilities of the removed Manager (in its individual capacity) under or in connection with any Servicing Agreement. Notwithstanding the foregoing, the Initial Member shall not exercise its right to terminate a Servicer that is not an Affiliate of the Manager or of the Private Owner in the absence of (1) an Event of Default attributable in whole or in part to the failure by the Servicer or any of its Subservicers to perform any material obligation under its applicable Servicing Agreement or Subservicing Agreement, (2) an Event of Default as described in clause (b) or clause (g) of the definition thereof with respect to the Servicer or any Related Party thereof or any of its Subservicers or any Related Party thereof, (3) an Event of Default resulting from the failure of the Servicer or any of its Subservicers at any time to meet the criteria of a Qualified Servicer, (4) an Event of Default as described in clause (e) of the definition thereof, to the extent relating to such Servicer or any of its Subservicers, or (5) any other Event of Default that consists of a breach of a servicing obligation under this Agreement. Subject to the foregoing, the Manager hereby consents to the immediate termination of the Servicer upon the occurrence of any Event of Default. For the avoidance of doubt, the rights of the Initial Member in this Section 12.4 are in addition to, and can be exercised independently of the rights of the Initial Member in Sections 3.2, 3.13, and 3.14; and in any event all rights and remedies of the Initial Member under this Agreement with respect to or following an Event of Default shall be cumulative, and any or all thereof may be exercised instead of or in addition to each other or any other remedies available to the Initial Member, whether under this Agreement, any Ancillary Document or otherwise.

(b) Appointment of Successor Servicer. If Initial Member exercises its right to act on behalf of the Manager (in its individual capacity) to appoint a successor Servicer, the costs and expenses associated with such successor Servicer (including any servicing fees) shall be borne by the Manager (and not the Company or the Initial Member), and no termination or other fee shall be due to the Manager or the Servicer or any Subservicer in connection with or as a result of any such action; provided, that, if the Initial Member has also exercised its right to remove the Manager (such that such removed Manager no longer has rights to the Management Fee), then, with respect to servicing fees of such successor Servicer (but not costs and expenses in connection with the replacement of the Servicer with such successor Servicer) such removed Manager shall be responsible only for the portion of such fees that, as of any particular Distribution Date, are in excess of the Management Fee payable to the successor Manager on such Distribution Date.

(c) Removal of Manager; Management Fee. If the Initial Member exercises its right pursuant to this Section 12.4 to remove the Private Owner as the Manager and appoint a successor Manager, (i) the successor Manager selected by the Initial Member shall immediately succeed to all, or such portion as the Initial Member and successor Manager agree, of the rights and obligations of the Private Owner as the Manager of the Company, and all references in this Agreement to the Private Owner, in its capacity as Manager of the Company, shall be deemed to be references to the successor Manager so appointed by the Initial Member, (ii) without limitation of Section 13.5, the Initial Member shall have the right to determine, in its sole discretion, the extent, terms and conditions of the appointment of any such successor Manager, including as to compensation (whether from the Initial Member or the Company), indemnification by the Company, term of appointment and removal rights, in each case without the necessity for any

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consent from the Private Owner or any other Person, and (iii) the successor Manager appointed by the Initial Member shall be entitled to be paid the Management Fee (or, in each case, such portion thereof as the Initial Member and the successor Manager agree) in accordance with the terms of this Agreement and the Custodial and Paying Agency Agreement. The removal of the Private Owner as the Manager shall not relieve the Private Owner of (x) any of the liabilities and/or obligations of the Private Owner as Manager to the extent required under the terms of this Agreement to have been paid and/or performed prior to such removal or (y) any liability the Private Owner may have arising out of any act or omission by the Private Owner as Manager. No successor to the Private Owner as Manager shall have any liability or obligation for any of the matters described in clause (x) or (y) of the preceding sentence, except as may be otherwise specified pursuant to any modification to this Agreement pursuant to Section 13.5. In connection with any such removal of the Manager, the Initial Member and any successor Manager selected by the Initial Member are each hereby authorized and empowered, as attorney-in-fact or otherwise, to execute and deliver, on behalf of and at the expense of the removed Manager (in its individual capacity), any and all documents and other instruments and to do or take any and all acts necessary or appropriate to effect the termination and replacement of such Manager and the Servicer and, in the event the Initial Member decides to retain a new Servicer, to enter into a new Servicing Agreement between the successor Manager (and/or the Company) and the Servicer or to effect an assignment of the existing Servicing Agreement from the removed Manager (in its individual capacity) to the successor Manager (and/or the Company).

(d) Cooperation To Facilitate Transfer. In the event any of the Manager, a Servicer or a Subservicer is terminated pursuant to the provisions of this Article XII, the Manager (in its individual capacity) shall, and shall cause any Servicer (and any Subservicer) to, provide the Initial Member and any successor Manager or Servicer in a timely manner with all documents, records and data (including electronic documents, records and data) requested by the Initial Member or any successor Manager or Servicer to enable such Person to assume the responsibilities as Manager under this Agreement and any applicable Servicing Agreement, and to cooperate with the Initial Member in effecting the termination of any Servicer (or Subservicer) or the Manager’s rights as “Manager” under this Agreement, including, in each case subject to applicable requirements in the Custodial and Paying Agency Agreement and the Reimbursement, Security and Guaranty Agreement, (x) the transfer within one (1) Business Day to such account as the Initial Member may specify of all cash amounts which, at the time, shall be or should have been credited to the Collection Account or are thereafter received with respect to any Loans or Acquired Property, and (y) the transfer of all lockbox accounts with respect to which payments or other amounts with respect to the Loans are directed or the redirection of all such payments and other amounts to such account as the Initial Member may specify, and (z) the assignment to the Initial Member (or the applicable successor Manager or Servicer as indicated by the Initial Member) of the right to access all such lockbox accounts, the Collection Account, any Defeasance Account, and any other account into which Loan Proceeds or Borrower escrow payments are deposited or held. The Manager (in its individual capacity) shall be liable for all costs and expenses incurred by the Initial Member or the Company (x) associated with the complete transfer of the servicing data, (y) associated with the completion, correction or manipulation of servicing data as may be required to correct errors or insufficiencies in the servicing data to enable the Initial Member and any successor Manager and successor Servicer (and Subservicers) to service the Loans and Acquired Property properly and effectively, and (z) to retain and maintain the

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services of a successor Manager and/or successor Servicer (and any Subservicers), it being understood that, as to the compensation to be paid to the successor Manager (and servicing fees due and payable to any Servicer or Subservicer engaged by or through such successor Manager), the removed Manager shall be responsible only for the portion of such compensation and fees that, as of any particular Distribution Date, are in excess of the Management Fee payable to the successor Manager on such Distribution Date. Within a reasonable time after receipt of a written request of the Manager (in its individual capacity) for the same, the Initial Member shall provide reasonable documentation evidencing such costs and expenses, but the Initial Member’s right to reimbursement of such costs and expenses (and to exercise offset rights under Section 4.6(h) on account thereof) shall not be subject to or contingent upon the provision of such documentation.

(e) Power of Attorney. The Company hereby irrevocably constitutes and appoints the Initial Member and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact for the purposes of this Agreement and allowing the Initial Member to perfect, preserve the validity, perfection and priority of, and enforce any Lien granted by this Agreement and, after the occurrence and during the continuance of any Event of Default, to exercise its rights, remedies and powers and privileges under this Agreement. This appointment as attorney-in-fact is irrevocable and coupled with an interest until this Agreement is terminated and the security interests created hereby are released. Without limiting the generality of the foregoing, but subject at all times to the rights of a secured party under the Reimbursement, Security and Guaranty Agreement, the Initial Member shall be entitled under this Section 12.4(e) to do any of the following if an Event of Default has occurred and is continuing: (i) ask, demand, collect, sue for, recover, receive and give receipt and discharge for amounts due and to become due under and in respect of any or all of the Loans; (ii) file any claims or take any action or proceeding in any court of law or equity that the Initial Member may reasonably deem necessary or advisable for the collection or other enforcement of all or any part of the Loans, defend any suit, action or proceeding brought against the Company with respect to any Loan, and settle, compromise or adjust any such suit, action or proceeding; (iii) execute, in connection with any sale or disposition of the Loans, any endorsements, assignments, bills of sale or other instruments of conveyance or transfer with respect to all or any part of the Loans; (iv) enforce the rights of the Company under any provision of any Servicing Agreement to the extent permitted thereunder and under the terms of this Agreement; (v) pay or discharge taxes and Liens levied or placed on the Loans; (vi) generally, sell, transfer, pledge and make any agreement with respect to or otherwise deal with any of the Loans as fully and completely as though the Initial Member were the absolute owner thereof for all purposes; and (vii) do, at the Initial Member’s option and the Company’s expense, at any time and from time to time, all acts and things that the Initial Member reasonably deems necessary to protect, preserve, or realize upon the Loans and the Initial Member’s security interests in any Secured Assets and to effect the intent of this Agreement, all as fully and effectively as the Company might do. Anything in this Section 12.4(e) to the contrary notwithstanding, the Initial Member agrees that it shall not exercise any right under the power of attorney provided for in this Section 12.4(e) unless an Event of Default shall have occurred and be continuing.

12.5 Interim Management Fee and Interim Servicing Fee; Management Fee. For each Due Period commencing on or after the Closing Date (and as determined separately for each Group of Loans), (a) with respect to any Group of Loans for which the Servicing Transfer Date

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has not occurred as of the first day of such Due Period, the Company shall pay the Interim Management Fee to the Manager and the Interim Servicing Fee to the Initial Member, and (b) for each Group of Loans for which the Servicing Transfer Date has occurred as of (or occurs on) the first day of such Due Period, the Company shall pay the Management Fee to the Manager. Each such payment of any Interim Servicing Fee, Interim Management Fee and Management Fee shall be made in the manner described in the Custodial and Paying Agency Agreement (and, as applicable, on the Distribution Date with respect to the applicable Due Period). In the event the Manager is removed and replaced by the Initial Member in accordance with Section 12.4 above, the Management Fee and Interim Management Fee shall thereafter be payable to the Initial Member or successor Manager, as determined by the Initial Member pursuant to such Section 12.4.

12.6 Servicing Expenses. Subject to Section 3.3 of the Contribution Agreement (with respect to the Interim Servicing Period), from and after the Closing Date (and, with respect to each Loan, from and after the Servicing Transfer Date with respect thereto), the Manager shall cause the Company to pay, from available Company funds (in the Collection Account, the Working Capital Reserve Account or any other applicable Company account the funds of which may be used for such purpose or otherwise through Excess Working Capital Advances funded by the Manager) all amounts due as Servicing Expenses (or, as applicable, Pre-Approved Charges) in a timely manner, and in each case in accordance to applicable requirements set forth in the Custodial and Paying Agency Agreement (and, as applicable, the Contribution Agreement); provided, however, that anything to the contrary herein or in any Ancillary Document notwithstanding, the Manager shall not have an obligation to fund Excess Working Capital Advances for purposes of the payment by the Company of (i) any Pre-Approved Charges, or (ii) any specific Servicing Expense relating to a Loan to the extent that the Manager has reasonably determined in accordance with the Servicing Standard that such Servicing Expense, if so paid, when combined with all unreimbursed previous Servicing Expenses, Funding Draws and Pre- Approved Charges with respect to such Loan (and any remaining amounts owing to the Initial member with respect to its servicing of such Loans during the Interim Servicing Period pursuant to Sections 2.3, 2.4 and 3.1 of the Contribution Agreement), would not ultimately be recoverable from the Loan Proceeds for such Loan. All Servicing Expenses (and Excess Working Capital Advances for the funding of the same) shall be reimbursed in accordance with the Custodial and Paying Agency Agreement.

12.7 Use of Loan Proceeds.

(a) Permitted Payments. Subject to Section 12.7(b), each month the Loan Proceeds shall be utilized and distributed in the manner set forth in the Custodial and Paying Agency Agreement following receipt by the Paying Agent from the Manager of the Distribution Date Report required to be provided under Section 7.4(b).

(b) Costs That Are Not Reimbursable. Notwithstanding anything else to the contrary contained herein or in any Ancillary Document, without the prior written consent of the Initial Member (which may be withheld in the Initial Member’s sole and absolute discretion), in no event may the Manager deduct, from the Loan Proceeds, or otherwise use Loan Proceeds to

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reimburse itself or any Servicer or Subservicer or pay for, any of the following (all of which shall be borne by the Manager in its individual capacity) (collectively, the “Excluded Expenses”):

(i) any expenses or costs that are not incurred in accordance with the Servicing Standard or, to the extent applicable, the Fannie Mae Guidelines;

(ii) any expenses or costs that are paid to any Affiliate of the Manager or the Company, or any Affiliate of any Servicer or any Subservicer; provided, Excluded Expenses under this clause (ii) do not include amounts payable to the Servicer pursuant to the Servicing Agreement or to any Subservicer pursuant to any Subservicing Agreement that would be deemed Excluded Expenses under this clause (ii) solely as a result of such Servicer or Subservicer being an Affiliate of the Manager or the Company, so long as such amounts would otherwise constitute Servicing Expenses but for application of this clause (ii);

(iii) any fees or other compensation to or expenses of financial advisers, except to the extent the same are incurred as brokerage fees or sales commissions incurred (x) to market or sell the Loans or any Acquired Property in a Bulk Sale, the terms of which Bulk Sale (including the financial adviser’s or broker’s fees) are approved in advance by the Initial Member); and (y) in connection with the marketing or sale of any Acquired Property (including any REO Property) or any portion thereof on an individual basis;

(iv) any fine, tax or other penalty, late fee, service charge, interest or similar charge, costs to release Liens or any other costs or expenses (including legal fees and expenses) incurred by or on behalf of the Company or any Manager (in its capacity as such or in its individual capacity) as a result of the Company’s or any Manager’s or the Servicer’s or any Subservicer’s failure to service any Loan or Underlying Collateral properly in accordance with the applicable Loan Documents, this Agreement, the Servicing Agreement, any Subservicing Agreement or otherwise, or failure to make a payment in a timely manner, or failure otherwise to act in a timely manner;

(v) any interest on any amounts paid by any Person with respect to any Servicing Expenses or Pre-Approved Charges;

(vi) any overhead or administrative costs (whether or not attributable to the servicing or management of any Loan) incurred by the Company, any Manager or any other Person (including any travel expenses and any expenses incurred by any Manager, the Company or any Servicer or Subservicer to comply with Section 4.3, Section 7.2, Section 7.3, Section 7.4 and Section 7.7), in each case other than Reimbursable Company Administrative Expenses;

(vii) any servicing, management or similar fees paid to the Servicer, any Subservicer or any other Person;

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(viii) any expenses (other than Reimbursable Company Administrative Expenses with respect to the Company and the Ownership Entities) incurred by the Manager or any other Person to become a MERS member or to maintain the Company, the Manager or such other Person as a MERS member in good standing; or

(ix) any amounts subject to the indemnity obligations of the Private Owner under Section 4.6 of this Agreement or of the Servicer under Section 8.2 of the Servicing Agreement.

12.8 Collection Account. On the Closing Date, the Manager shall cause the Company to establish and maintain the Collection Account with the Paying Agent in accordance with the Custodial and Paying Agency Agreement. The Collection Account (and all funds therein) shall be subject to the security interest granted under the Reimbursement, Security and Guaranty Agreement and to the Account Control Agreement under the Custodial and Paying Agency Agreement.

12.9 Distribution Account. On the Closing Date, the Manager shall cause the Company to establish the Distribution Account with the Paying Agent in accordance with the Custodial and Paying Agency Agreement. The Distribution Account (and all funds therein) shall be subject to the security interest granted under the Reimbursement, Security and Guaranty Agreement and to the Account Control Agreement under the Custodial and Paying Agency Agreement.

12.10 Defeasance Account. On the Closing Date, the Manager shall cause the Company to establish the Defeasance Account with the Paying Agent in accordance with the Custodial and Paying Agency Agreement. The Defeasance Account (and all funds therein) shall be subject to the security interest granted under the Reimbursement, Security and Guaranty Agreement.

12.11 Working Capital Reserve Account.

(a) Establishment of Working Capital Reserve Account. On the Closing Date, the Manager shall cause the Company to establish the Working Capital Reserve Account with the Paying Agent for the exclusive purpose of holding a reserve (the “Working Capital Reserve”) to cover Working Capital Expenses to the same extent, and in the same order of priority, as are applicable to Loan Proceeds in accordance with the terms hereof and the Custodial and Paying Agency Agreement (and, as of any date of determination, the amount of the Working Capital Reserve shall be deemed to be the amount of the funds in such Working Capital Reserve Account). The Working Capital Reserve Account (and all funds therein) shall be subject to the security interest granted under the Reimbursement, Security and Guaranty Agreement and to the Account Control Agreement under the Custodial and Paying Agency Agreement.

(b) Funding Working Capital Reserve. On the Closing Date, the Initial Member and the Private Owner shall fund the Working Capital Reserve in an initial principal amount of $30,000,000 as follows: the Initial Member shall deposit cash in the amount of $18,000,000 (an amount equal to 60% of the initial principal amount of the Working Capital Reserve Account) into the Working Capital Reserve Account, and the Manager shall deposit cash

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in the amount of $12,000,000 (an amount equal to 40% of the initial principal amount of the Working Capital Reserve Account) into the Working Capital Reserve Account. The Company may fund the Working Capital Reserve Account with Loan Proceeds in accordance with the terms of the Custodial and Paying Agency Agreement and must maintain certain deposit amounts to comply with the Working Capital Reserve Replenishment Cap and Working Capital Reserve Ceiling established under the Custodial and Paying Agency Agreement

(c) Use of Working Capital Reserve. The Manager or (in relation to its interim servicing obligations) the Initial Member may direct the Company to withdraw funds from the Working Capital Reserve Account (including, as applicable, through release of such funds into the Collection Account) only to cover Working Capital Expenses in accordance with Section 3.6 of the Custodial and Paying Agency Agreement. The Manager shall not permit withdrawals from the Working Capital Reserve Account for any other purpose; provided, that, to the extent expressly permitted in the Custodial and Paying Agency Agreement, the Manager may cause the release of funds from the Working Capital Reserve Account (including for purposes of distributions to the Members) in accordance with, and subject to, the terms of the Custodial and Paying Agency Agreement. With respect to any Loan, on the Servicing Transfer Date, the Initial Member shall be reimbursed from the Working Capital Reserve Account for an amount equal to all Working Capital Expenses (and any advance of the Initial Member that is reimbursable pursuant to the Contribution Agreement) paid by it at any time after the Cut-Off Date and on or before such Servicing Transfer Date (to the extent the same have not been otherwise reimbursed pursuant to the Contribution Agreement or Custodial and Paying Agency Agreement).
(d) Permitted Investments. The Working Capital Reserve shall be invested in Permitted Investments in accordance with the Custodial and Paying Agency Agreement.

12.12 Certain Servicing and Loan Administration Decisions. The Manager shall have full power and authority, acting alone or through any Servicer or Subservicer, to cause to be done any and all things in connection with the servicing and administration of the Loans that the Manager may deem necessary or desirable, and cause to be made all servicing decisions in its reasonable discretion, subject to its obligation to comply with the Servicing Standard and other applicable provisions herein and in the Ancillary Documents. Upon the occurrence of an event of default under any of the Loan Documents, but subject to the other terms and conditions of this Agreement (including the Servicing Standard), the Manager shall cause to be determined the response to such default and course of action with respect to such default, including (i) the selection of attorneys to be used in connection with any action, whether judicial or otherwise, to protect the interests of the Company in the Loan and the Underlying Collateral, (ii) the declaration and recording of a notice of such default and the acceleration of the maturity of the Loan, (iii) the institution of proceedings to foreclose the Loan Documents securing the Loan pursuant to the power of sale contained therein or through a judicial action, (iv) the institution of proceedings against any Obligor, (v) the acceptance of a deed in lieu of foreclosure, (vi) the purchase of the real property Underlying Collateral at a foreclosure sale or trustee’s sale or the purchase of the personal property Underlying Collateral at a Uniform Commercial Code sale, and (vii) the institution or continuation of proceedings to obtain a deficiency judgment against such Borrower or any Obligor. Notwithstanding any provision to the contrary herein, the Manager shall not, and shall not cause any Servicer or Subservicer to, take any action that is inconsistent with or prohibited by the terms of the Reimbursement, Security and Guaranty Agreement or the Custodial and Paying Agency Agreement without the prior written consent of the Initial Member.

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12.13 Management and Disposition of Underlying Collateral. Subject to the other terms and conditions of this Agreement (including the Servicing Standard), and the Reimbursement, Security and Guaranty Agreement, the Manager shall have full power and authority, acting alone or through any Servicer and any Subservicer, to cause to be done any and all things in connection with the Manager’s management of any Underlying Collateral or Acquired Property, that the Manager may deem necessary or desirable, and cause to be made all asset management decisions in its reasonable discretion.

12.14 Acquisition of Underlying Collateral.

(a) If title to any Underlying Collateral that constitutes real property is to be acquired by foreclosure, by deed in lieu of foreclosure, by power of sale or by sale pursuant to the Uniform Commercial Code, or otherwise, title to such REO Property shall be taken and held in the name of an Ownership Entity; provided, however, that for any REO Property with respect to which there exists any Environmental Hazard, the Ownership Entity that holds such REO Property may hold title only to the relevant REO Property with respect to which the Environmental Hazard exists.

(b) Nothing in this Article XII or anything else in this Agreement shall be deemed to affirmatively require the Manager to cause the Company to acquire all or any portion of any REO Property with respect to which there exists any Environmental Hazard. Prior to acquisition of title to any REO Property (whether by foreclosure, deed in lieu of foreclosure, by power of sale or by sale pursuant to the Uniform Commercial Code, or otherwise), the Manager shall cause to be commissioned with respect to such REO Property either (i) a Transaction Screen Process consistent with ASTM Standard E 1528-06, by an environmental professional or (ii) such other site inspections and assessments by a Person who regularly conducts environmental audits using customary industry standards as would customarily be undertaken or obtained by a prudent lender in order to ascertain whether there are any actual or threatened Environmental Hazards (a “Site Assessment”), and the cost of such Site Assessment shall be deemed to be a Servicing Expense as long as the costs for such Site Assessment were not paid to any Affiliate of the Manager, or any Affiliate of the Servicer or any Subservicer.

(c) The Company shall be the sole member of any Ownership Entity. The purposes of each Ownership Entity shall be to hold the REO Property pending sale, to complete construction of such Underlying Collateral and to operate the Underlying Collateral as efficiently as possible in order to minimize financial loss to the Company, and the Purchase Money Notes Guarantor and to sell the REO Property as promptly as practicable in a way designed to minimize financial loss to the Company, and the Note Guarantor.

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12.15 Administration of REO Properties. The following terms and conditions shall be binding on the Company and the Ownership Entities (and on the Manager’s performance of its obligations hereunder) with respect to any REO Properties, in addition to any other terms and conditions concerning the same subject matter set forth in this Agreement and any of the other Ancillary Documents:

(a) Insurance. With respect to each REO Property, the Manager shall cause the applicable Ownership Entity to maintain, with financially sound and reputable insurers, insurance (including, as applicable, public liability insurance, property insurance, flood insurance, boiler and machinery insurance, business interruption or rent insurance and other insurance), in such amounts, with such deductibles, covering such risks and otherwise on such terms and conditions, in each case as are customarily maintained by property owners for other real property and buildings similar to such REO Property in the area in which such REO Property is located, all as determined by the Manager in accordance with the Servicing Standard and the provisions of this Agreement and the Ancillary Documents. All insurance policies shall name the Collateral Agent, the Manager and the Company as an additional insured, loss payee or mortgagee thereunder, as applicable, as its interest may appear. Each policy shall provide that such policy may not be cancelled or materially changed except upon thirty (30) days’ prior written notice to the Company and to the Collateral Agent, and shall further provide that no act or thing done by the applicable Ownership Entity shall invalidate any policy as against the Collateral Agent.

(b) Leasing Covenants. With respect to each REO Property, the Manager shall cause the applicable Ownership Entity to (i) perform the obligations that such Ownership Entity is required to perform under the leases to which it is a party in all material respects and (ii) enforce, in accordance with commercially reasonable practices for properties similar to the applicable REO Property, the material obligations to be performed by the tenants under such leases.

(c) Zoning. The Manager shall not permit any Ownership Entity to initiate or consent to any zoning reclassification of any portion of the REO Property owned by such Ownership Entity, or use or permit the use of any portion of an REO Property in any manner that could result in such use (taking into account any applicable variance obtained in accordance with the Servicing Standard) becoming a non-conforming use under any zoning ordinance or any other applicable land use law, rule or regulation, without the prior consent of the Initial Member and the Collateral Agent.

(d) No Joint Assessment. The Manager shall not permit any Ownership Entity to suffer, permit or initiate the joint assessment of REO Property (i) with any other real property constituting a tax lot separate from such REO Property, and (ii) with any portion of an REO Property which may be deemed to constitute personal property, or any other procedure whereby the lien of any taxes which may be levied against such personal property shall be assessed or levied or charged to such REO Property.

(e) Maintenance, Repairs and Alterations. From and after the completion of any buildings or other improvements at an REO Property, the Manager shall cause the applicable Ownership Entity to maintain such REO Property in a good and safe condition and repair (subject to such alterations as the Manager may from time to time determine to be appropriate in accordance with the Servicing Standard and applicable requirements herein and in the Ancillary Documents) and in accordance with applicable Law.

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(f) Property Management. All property managers with respect to any REO Property shall, in their respective property management agreements or by separate agreement, subordinate their rights under such agreements (including their right to receive management fees) to the rights and interest of the Collateral Agent under the applicable REO Mortgage (as defined in the Reimbursement, Security and Guaranty Agreement).

(g) Ground Leases. With respect to any REO Property that is leased under a ground or other lease (in each case, a “ground lease”), the Manager shall cause the applicable Ownership Entity to (i) pay all rents and other sums required to be paid by the tenant under and pursuant to the provisions of the applicable ground lease as and when such rent or other charge is payable, and (ii) diligently and timely perform and observe all of the terms, covenants and conditions binding on the tenant under the ground lease. The Manager shall not permit the applicable Ownership Entity to subordinate or consent to the subordination of any ground lease to any mortgage, lease or other interest on or in the ground lessor’s interest in the applicable REO Property without the prior consent of the Collateral Agent unless such subordination is required under the provisions of such ground lease.

(h) Additional Construction Covenants. In the event the Manager elects to fund the construction of the REO Property (pursuant to Funding Draws for such purpose), then the Manager shall cause each Ownership Entity to pursue with diligence the construction of the REO Property owned by such Ownership Entity (i) in accordance with the construction, construction management (if any) and all other material contracts relating to such construction, and all requirements of Law, all restrictions, covenants and easements affecting such REO Property, and all applicable governmental approvals, (ii) in substantial compliance with the plans and specifications therefor as in existence on the Closing Date and as thereafter modified by the Manager in its business judgment exercised in accordance with the Servicing Standard and applicable provisions in this Agreement and the Ancillary Documents, (iii) in a good and workmanlike manner and free of defects, (iv) in a manner such that such REO Property remains free from any Liens, claims or assessments (actual or contingent) for any material, labor or other item furnished in connection therewith and (v) in conformance with the requirements for Funding Draws.

(i) REO Property Generally. Notwithstanding any other provision of this Section 12.15 to the contrary, (i) in operating, managing, leasing or disposing of any REO Property, the Manager shall act in the best interests of the Company, and the members and creditors of the Company (including the FDIC in its various capacities) and in accordance with the Servicing Standard, and (ii) without relieving the Manager of any obligation elsewhere in this Agreement or any Ancillary Document, the Manager shall not be required to act in accordance with a specific provision of this Section 12.15 if such action is (A) not in the best interests of Company and the members and creditors of the Company (including the FDIC in its various capacities), as determined by the Manager in the exercise of its reasonable discretion, or (B) not in accordance with the Servicing Standard.

(j) Reports. The Manager shall furnish to the Initial Member and the Collateral Agent such reports regarding the construction, leasing and sales efforts of or relating to the REO Property as the Initial Member or the Collateral Agent shall reasonably request.

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12.16 Releases of Underlying Collateral. Manager is authorized to cause the release or assignment of any Lien granted to or held by the Company on any Underlying Collateral upon payment of any Loan in full and satisfaction in full of all of the secured obligations with respect to a Loan, upon receipt of a discounted payoff as payment in full of a Loan, or upon a sale of the Loan to any Person, in each case as and to the extent permitted hereunder and under the Reimbursement, Security and Guaranty Agreement

12.17 Clean-Up Call Rights.

(a) If, and only if, all amounts owing under the Purchase Money Notes have paid in full, and all reimbursement and other obligations to the FDIC under the Reimbursement, Security and Guaranty Agreement have been satisfied in full, the Initial Member shall have the right, exercisable in its sole and absolute discretion, to require the liquidation and sale, for cash consideration, of any remaining Loans and Acquired Property held by the Company or any Ownership Entity (the “Clean-Up Call”) at any time after the earlier to occur of (i) the seventh (7th) anniversary of the Closing Date and (ii) the date on which the then Unpaid Principal Balance is ten percent (10%) or less of the Unpaid Principal Balance as of the Cut-Off Date as set forth on the Loan Schedule.

(b) In order to exercise its rights under this Section 12.17, Initial Member shall give notice in writing to the Manager, setting forth the date by which the remaining Loans and Acquired Property are to be liquidated by the Company, which date shall be no less than 150 calendar days after the date of such notice.

(c) The Manager shall proceed expeditiously to cause to be commenced the liquidation of the remaining Loans and Acquired Property by means of sealed bid sales to Persons other than Affiliates of the Company, the Servicer or any Subservicer, or Affiliates of the Servicer or any Subservicer. The selection of any financial adviser or other Person, broker or sales agent retained for the liquidation of the remaining Loans and Acquired Property pursuant to this Section 12.17 shall be subject to the prior approval of Initial Member, such approval not to be unreasonably withheld, delayed or conditioned as long as the fees to be charged by such financial adviser or other Person, broker or sales agent are reasonable and such Person is not an Affiliate of the Manager or any Servicer or Subservicer. In the event the remaining Loans and Acquired Property are not liquidated by the date specified in the notice provided by Initial Member pursuant to Section 12.17(b), Initial Member shall be entitled to liquidate the remaining Loans and Acquired Property in its discretion and Manager shall, and shall cause the Company to, cooperate and assist with such liquidation to the extent reasonably requested by Initial Member. In the event the Manager or any Affiliate thereof desires to bid to acquire the remaining Loans and Acquired Property, then Initial Member shall be entitled to liquidate the remaining Loans and Acquired Property in its discretion. In the event Initial Member undertakes to liquidate the remaining Loans and Acquired Property pursuant to this Section 12.17(c), all costs and expenses incurred by it shall be deducted from the Loan Proceeds and retained by Initial Member and the remaining Loan Proceeds shall be distributed in accordance with Section 9.2.

12.18 Certain Transfer Obligations. Without limitation of other obligations of Manager with respect to the Contribution Agreement, Manager agrees to cause the Company to comply with its obligations under the Contribution Agreement with respect to preparing, furnishing,

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executing and recording transfer documents with respect to the Loans (including special warranty deeds to convey the real property subject to any contract for deed and any Acquired Property to the Company). Any title curative work with respect to such real property, if required, shall be at the Manager’s sole cost and expense.

ARTICLE XIII

Miscellaneous

13.1 Waiver of Rights of Partition and Dissolution. Each Member (other than the Initial Member) hereby irrevocably waives all rights it may have at any time to maintain any action for division or sale of the Company Property as now or hereafter permitted under any applicable Law. Each Member (other than the Initial Member) hereby waives and renounces its rights to seek a court decree of dissolution or to seek the appointment of a court receiver for the Company as now or hereafter permitted under any applicable Law.

13.2 Entire Agreement; Other Agreements.

(a) This Agreement, together with the Annexes and Exhibits hereto and the Ancillary Documents (and any other agreements expressly contemplated hereby or thereby), constitutes the entire agreement and understanding, and supersedes all other prior agreements and understandings, both written and oral, between the Members or their respective Affiliates or any of them and the Company with respect to the subject matter hereof; provided, that any Confidentiality Agreement between the FDIC and the Private Owner or any Affiliates of the Private Owner (including by way of joinder) with respect to the transaction that is the subject of this Agreement and the Ancillary Documents shall remain in full force and effect to the extent provided therein, except that the Company’s rights under Article VI of the Contribution Agreement shall not be deemed a repurchase option for purposes of Section 2 of any such Confidentiality Agreement. The Members acknowledge that certain agreements or other instruments are being (or were) executed by the Company, the Members and/or Affiliates of the Members simultaneously or otherwise in connection with the execution of this Agreement and that notwithstanding anything to the contrary contained in the foregoing sentence of this Section 13.2, such agreements shall be effective and binding on the parties thereto in accordance with the terms thereof.

(b) By executing this Agreement, the Manager agrees to be bound by the terms of the Ancillary Documents pursuant to which the Manager is expressly required to take or omit from taking certain actions, as in each case, with the same effect as if the Manager were a party to such Ancillary Document.

13.3 Third Party Beneficiaries. Each of the FDIC and the Purchase Money Notes Guarantor, is hereby constituted an express third party beneficiary of this Agreement with respect to those provisions of this Agreement which expressly grant rights to such Person, and, as such, each is entitled to enforce such provisions of this Agreement as if such Person were a party hereto; provided that, upon occurrence of the Purchase Money Notes Defeasance Date (and subject to any rights of the Purchase Money Notes Guarantor that, by their terms or nature, survive such date), the Purchase Money Notes Guarantor shall cease to have any of the specified rights set forth herein with respect to consents/approvals, exercise remedies following an Event

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of Default and receipt of reports and other information with respect to the continued operation of the Business, in each case (i) to the extent relating exclusively to the period following such Purchase Money Notes Defeasance Date, and (ii) except as to any rights or remedies relating to (or the exercise or non-exercise of which rights or remedies would affect) the Defeasance Account or the repayment of the Purchase Money Notes in accordance with the terms hereof and of the Ancillary Documents, as determined by the Purchase Money Notes Guarantor in its sole discretion. Each Person ceasing to constitute the “Initial Member” under this Agreement (as a result of a Disposition of its LLC Interest) shall remain a third-party beneficiary of this Agreement with respect to Section 4.6 and, as such is entitled to enforce Section 4.6 as if such Person remained a party hereto. For the avoidance of doubt, in furtherance and without limitation of the preceding sentence, each Person comprising the “Initial Member” pursuant to the last sentence of Section 4.6(a) may enforce the provisions of Section 4.6 with respect to itself and/or any other Indemnified Party(ies) in relation to itself (in its own name and/or in the name of and/or otherwise on behalf of such other Indemnified Party(ies)). Subject to Section 11.1 and to the immediately preceding sentence, (i) this Agreement is for the benefit solely of, and shall inure solely to the benefit of, the Members and the Company, and (ii) this Agreement is not enforceable by any Person (including any creditor of the Company or of any Member) other than the Members and the Company.

13.4 Expenses. Except as may otherwise be expressly provided herein or in any Ancillary Document, each Member shall pay its own expenses (including legal, accounting investment banker, broker or finder’s fees) incident to the negotiation and execution of this Agreement and the Ancillary Documents, the consummation of the transactions contemplated by Section 2.3 hereof and the performance of its obligations hereunder.

13.5 Waivers and Amendments.

(a) This Agreement may be amended or modified, and the terms hereof may be waived, only by a written instrument signed by all Members, provided, that, following an Event of Default, from time to time this Agreement may be amended or modified and/or the terms hereof may be waived, in each case, by a written instrument signed only by the Initial Member as long as such amendment, modification or waiver would not (i) adversely affect the Private Owner’s or the Company’s limited liability status; (ii) adversely affect the Private Owner’s share of the Company’s distributions, income, gains or losses; (iii) impose on the Private Owner any additional obligations or (iv) amend Section 3.13 or this Section13.5; provided further, that in no event shall any amendment, modification or waiver limit or otherwise adversely affect the rights expressly granted in this Agreement to (x) any Person comprising the “Initial Member” pursuant to the last sentence of Section 4.6(a) (and/or any other Indemnified Party(ies) in relation to such Person) without the express written consent of such Person so comprising the “Initial Member” or (y) a third party beneficiary of this Agreement (to the extent such third party beneficiary is, and remains, a third party beneficiary pursuant to Section 13.3 above) without the express written consent of such third party beneficiary. Except where a specific period for action or inaction is provided herein, no failure on the part of a Member to exercise, and no delay on the part of a Member in exercising, any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any waiver on the part of such Member of any such right, power or privilege, or any single or partial exercise of any such right, power or privilege, preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

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(b) Notwithstanding anything to contrary contained elsewhere in this Agreement (including without limitation the foregoing Section 13.5(a)) or in any Ancillary Document, but subject to the restrictions in Section 8.4 of the Contribution Agreement and Section 2.8 of the Custodial and Paying Agency Agreement, as applicable), in order to facilitate any restructuring or sale of the Purchase Money Notes (or any reissuance, restructuring or sale of any such Purchase Money Notes to be issued pursuant to Section 2.8 of the Custodial and Paying Agency Agreement), the FDIC, without the consent of the Private Owner or the Company, may at any time that the FDIC is the holder of 100 percent of any Purchase Money Note or beneficial interest therein cause the Company to replace or reissue such Purchase Money Note (or any promissory note reissued in respect thereof) and make related changes, modifications or amendments to this Agreement and the Ancillary Documents, in each case subject to the applicable limitations set forth in Section 8.4 of the Contribution Agreement and Section 2.8 of the Custodial and Paying Agency Agreement, as the case may be; provided, however, no such change, amendment or modification shall adversely affect in any material respect (i) the amount or timing of any payments or distributions to the Private Owner or any permitted successor or assign pursuant to the Priority of Payments (or its share of the Company’s distributions, income, gains or losses in accordance herewith), or (ii) any other rights or obligations of, or the need for any advances, contributions or payments from, the Private Owner or its Affiliates or any permitted successor or assign pursuant to this Agreement or any Ancillary Document or otherwise. Prior to effecting any such changes, amendments or modifications, the FDIC shall notify each of the Private Owner and the Company of any such contemplated changes, amendments or modifications, and each of the Private Owner and the Company agrees that it will cooperate in good faith with the FDIC in effecting all such changes, amendments or modifications.

(c) Notwithstanding anything to contrary contained elsewhere in this Agreement (including without limitation the foregoing Section 13.5(a)) or in any Ancillary Document), this Agreement may be amended or modified by a written instrument signed only by the Initial Member to the extent determined by the Initial Member in good faith to be necessary or desirable in order to facilitate any Disposition by the Initial Member of only a portion of its Interest, or a Disposition by the Initial Member of its entire Interest to more than one Person, including to provide for more than two Persons being members of the Company, provided that no such amendment or modification shall (i) adversely affect the Private Owner’s or the Company’s limited liability status; (ii) adversely affect the Private Owner’s share of the Company’s distributions, income, gains or losses; (iii) impose on the Private Owner any additional obligations or (iv) amend Section 3.13 (other than to the extent that such amendment or modification amends or modifies which member or members of the Company shall constitute the “Initial Member” hereunder) or this Section 13.5.

13.6 Notices. All notices, requests, demands and other communications required or permitted to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be given by certified or registered mail, postage prepaid, by delivery by hand or by nationally recognized courier service, or by electronic mail (followed up by a hard copy delivered through an alternate manner permitted under this Section 13.6), in each case

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mailed or delivered to the applicable address or electronic mail address specified in, or in the manner provided in, this Section 13.6. All such notices, requests, demands and other communications shall be deemed to be given or made upon the earlier to occur of (i) actual receipt (or refusal thereof) by the relevant party hereto and (ii) (A) if delivered by hand or by nationally recognized courier service, when signed for (or refused) by or on behalf of the relevant party hereto, and (B) if delivered by electronic mail (which form of delivery is subject to the provisions of this paragraph), when delivered and capable of being accessed from the recipient’s office computer, provided that any notice, request, demand or other communication that is received other than during regular business hours of the recipient shall be deemed to have been given at the opening of business on the next business day of the recipient. In no event shall a voice mail message be effective as a notice, communication or confirmation hereunder. From time to time, any party may designate a new address for purposes of notice to it hereunder by notice to such effect to the other parties hereto in the manner set forth in this Section 13.6.

If to the Company, to:

Multibank 2009-1 CML-ADC Venture, LLC

700 NW 107th Avenue

Suite 400

Miami, FL 33172

Attention: Thekla Blaser Salzman

Email Address: thekla.salzman@rialtocapital.com

with a copy to:

Bilzin Sumberg Baena Price & Axelrod, LLP

200 South Biscayne Blvd

Suite 2500

Miami, FL 33131

Attention: Alan Axelrod

Email Address: aaxelrod@bilzin.com

If to the Initial Member, to:

Manager, Capital Markets & Resolutions

c/o Federal Deposit Insurance Corporation

550 17th Street, NW (Room F-7014)

Washington, D.C. 20429-0002

Attention: Ralph Malami

Email Address: RMalami@FDIC.gov.

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with a copy to:

Senior Counsel

FDIC Legal Division

Litigation and Resolutions Branch, Receivership Section

Special Issues Unit

3501 Fairfax Drive (Room E-7056)

Arlington, VA 22226

Attention: David Gearin

Email Address: DGearin@FDIC.gov.

If to the Private Owner (including in its role as Manager and/or Tax Matter Member), to:

RL CML 2009-1 Investments, LLC

700 NW 107th Avenue

Suite 400

Miami, FL 33172

Attention: Thekla Blaser Salzman

Email Address: thekla.salzman@rialtocapital.com

with a copy to:

Bilzin Sumberg Baena Price & Axelrod, LLP

200 South Biscayne Blvd

Suite 2500

Miami, FL 33131

Attention: Alan Axelrod

Email Address: aaxelrod@bilzin.com

13.7 Counterparts; Facsimile Signatures.

(a) This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which shall together constitute one and the same instrument. It shall not be necessary for any counterpart to bear the signature of all parties hereto.

(b) This Agreement and any amendments hereto, to the extent signed and delivered by facsimile or other electronic means, shall be treated in all manner and respects as an original agreement and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No signatory to this Agreement shall raise the use of a facsimile machine or other electronic means to deliver a signature or the fact that any signature or agreement was transmitted or communicated through the use of a facsimile machine or other electronic means as a defense to the formation or enforceability of a contract and each such Person forever waives any such defense.

13.8 Successors and Assigns. Except as otherwise specifically provided in this Agreement (including in Article VIII), this Agreement shall be binding upon and inure to the

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benefit of the Members and the Company and their respective Successors and assigns. Without limitation of Section 8.4, this Agreement, as in effect on the date that any particular Person shall cease to be Member, shall continue to bind such Person in relation to the period during which it was Member.

13.9 Compliance With Law; Severability.

(a) Compliance With Law. Except as otherwise specifically provided herein, each party to this Agreement shall obey and comply with all applicable Laws, as they may pertain to such party’s performance of its obligations hereunder.

(b) Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall be ineffective, but such ineffectiveness shall be limited as follows: (i) if such provision is prohibited or unenforceable in such jurisdiction only as to a particular Person or Persons and/or under any particular circumstance or circumstances, such provision shall be ineffective, but only in such jurisdiction and only with respect to such particular Person or Persons and/or under such particular circumstance or circumstances, as the case may be; (ii) without limitation of clause (i), such provision shall in any event be ineffective only as to such jurisdiction and only to the extent of such prohibition or unenforceability, and such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction; and (iii) without limitation of clauses (i) or (ii), such ineffectiveness shall not invalidate any of the remaining provisions of this Agreement. Without limitation of the preceding sentence, it is the intent of the parties to this Agreement that in the event that in any court proceeding, such court determines that any provision of this Agreement is prohibited or unenforceable in any jurisdiction (because of the duration or scope (geographic or otherwise) of such provision, or for any other reason) such court shall have the power to, and shall, (x) modify such provision (including without limitation, to the extent applicable, by limiting the duration or scope of such provision and/or the Persons against whom, and/or the circumstances under which, such provision shall be effective in such jurisdiction) for purposes of such proceeding to the minimum extent necessary so that such provision, as so modified, may then be enforced in such proceeding and (y) enforce such provision, as so modified pursuant to clause (x), in such proceeding. Nothing in this Section 13.9(b) is intended to, or shall, limit (1) the ability of any party to this Agreement to appeal any court ruling or the effect of any favorable ruling on appeal or (2) the intended effect of Section 13.11.

13.10 Power of Attorney.

(a) The Private Owner does hereby constitute and appoint the Manager as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, deliver or file any certificate, document or other instrument that the Private Owner is required to execute and deliver pursuant to clause (a), (b), (c) or (d) of Section 4.3 hereof. The foregoing notwithstanding, the Manager shall not have any right, power or authority to amend or modify this Agreement. The power of attorney granted hereby is coupled with an interest and shall (i) survive and not be affected by the subsequent death, incapacity, disability, dissolution, termination or bankruptcy of the Private Owner granting the same or the transfer of all or any portion of the Private Owner’s LLC Interest and (ii) extend to the Private Owner’s Successors, assigns and legal representatives.

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(b) The Company hereby grants to the Manager a limited power of attorney to execute all documents on its behalf in accordance with the Servicing Standard set forth above and as may be necessary to effectuate the Manager’s obligations under Article XII until such time as the Company revokes said limited power of attorney. Revocation of the limited power of attorney shall take effect upon (i) the receipt by the Manager of written notice thereof from the Initial Member, or (ii) removal of the Manager in accordance with the terms of this Agreement; provided, however, in the event of such removal, the power of attorney granted hereunder shall thereafter automatically be vested in the successor or replacement Manager appointed in accordance with this Agreement.

13.11 Governing Law. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. In the event of a direct conflict between the provisions of this Agreement and any mandatory, non-waivable provision of the Act, such provision of the Act shall control to the extent necessary to eliminate such direct conflict. Nothing in this Agreement shall require any unlawful action or inaction by any Person.

13.12 Jurisdiction; Venue and Service.

(a) Each of the Private Owner (for the avoidance of doubt, in any capacity, including as a Member and/or as the Manager) and the Company, in each case on behalf of itself and its Affiliates, hereby irrevocably and unconditionally:

(i) consents to the jurisdiction of the United States District Court for the Southern District of New York and to the jurisdiction of the United States District Court for the District of Columbia for any suit, action or proceeding against it (in the case of the Private Owner and for the avoidance of doubt, in any capacity, including as a Member and/or as the Manager) or any of its Affiliates commenced by the Initial Member arising out of, relating to, or in connection with this Agreement or any Ancillary Document, and waives any right to:

(A) remove or transfer such suit, action or proceeding to any other court or dispute-resolution forum (other than the Court in which the Initial Member files the action, suit or proceeding) without the consent of the Initial Member;

(B) assert that venue is improper in either the United States District Court for the Southern District of New York or the United States District Court for the District of Columbia; or

(C) assert that the United States District Court for the Southern District of New York or the United States District Court for the District of Columbia is an inconvenient forum.

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(ii) consents to the jurisdiction of the Chancery Court of the State of Delaware for any suit, action or proceeding against it (in the case of the Private Owner and for the avoidance of doubt, in any capacity, including as a Member and/or as the Manager) or any of its Affiliates commenced by the Initial Member arising out of, relating to, or in connection with this Agreement or any Ancillary Document, and waives any right to:

(A) remove or transfer such suit, action or proceeding to any other court or dispute-resolution forum without the consent of the Initial Member);

(B) assert that venue is improper in the Chancery Court of the State of Delaware; or

(C) assert that the Chancery Court of the State of Delaware is an inconvenient forum.

(iii) agrees to bring any suit, action or proceeding by it (in the case of the Private Owner and for the avoidance of doubt, in any capacity, including as a Member and/or as the Manager) or any of its Affiliates against the Initial Member arising out of, relating to, or in connection with this Agreement or any Ancillary Document in only the United States District Court for the Southern District of New York or the United States District Court for the District of Columbia, and waives any right to remove or transfer such suit, action or proceeding to any other court or dispute-resolution forum without the consent of the Initial Member, and agrees to consent thereafter to transfer of the suit, action or proceeding to either the United States District Court for the Southern District of New York or the United States District Court for the District of Columbia at the option of the Initial Member; and

(iv) agrees, if the United States District Court for the Southern District of New York and the United States District Court for the District of Columbia both lack jurisdiction to hear a suit, action or proceeding falling within Section 13.12(a)(iii), to bring that suit, action or proceeding in only the Chancery Court of the State of Delaware, and waives any right to remove or transfer such suit, action or proceeding to any other court or dispute-resolution forum without the consent of the Initial Member.

(b) Each of the Private Owner (in any capacity, including as a Member and/or as the Manager) and the Company, in each case on behalf of itself and its Affiliates, hereby irrevocably and unconditionally agrees that any final judgment entered against it in any suit, action or proceeding falling within Section 13.12(a) may be enforced in any court of competent jurisdiction;

(c) Subject to the provisions of Section 13.12(d), each of the Private Owner (in any capacity, including as a Member and/or as the Manager) and the Company, in each case on behalf of itself and its Affiliates, and the Initial Member, hereby irrevocably and unconditionally

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agrees that service of all writs, process and summonses in any suit, action or proceeding pursuant to Section 13.12(a) or Section 13.12(b) may be effected by the mailing of copies thereof by registered or certified mail, postage prepaid, to it at its address for notices pursuant to Section 13.6 (with copies to such other Persons as specified therein); provided, however, that nothing contained in this Section 13.12(c) shall affect the right of any party to serve process in any other manner permitted by Law;

(d) Nothing in this Section 13.12 shall constitute consent to jurisdiction in any court by the FDIC (in any capacity, including as the Initial Member), other than as expressly provided in Section 13.12(a)(iii) and Section 13.12(a)(iv), or in any way limit the FDIC’s (in any capacity, including as the Initial Member) right to remove, transfer, seek to dismiss, or otherwise respond to any suit, action, or proceeding against it (in any capacity, including as the Initial Member) in any forum.

13.13 Waiver of Jury Trial. EACH OF THE PRIVATE OWNER AND THE COMPANY, FOR ITSELF AND ITS AFFILIATES, AND THE INITIAL MEMBER, HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY OF ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ANCILLARY DOCUMENTS AND AGREES THAT ANY SUCH DISPUTE SHALL BE TRIED BEFORE A JUDGE SITTING WITHOUT A JURY.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers or agents thereunto duly authorized on the date first above written.

FEDERAL DEPOSIT INSURANCE CORPORATION, IN ITS SEPARATE CAPACITIES AS RECEIVER WITH RESPECT TO THE SEPARATE RECEIVERSHIPS FOR EACH OF THE VARIOUS FAILED FINANCIAL INSTITUTIONS LISTED ON SCHEDULE I HERETO

/s/ Ronald Sommers
Name: Ronald Sommers Title: Attorney-in-Fact

MULTIBANK 2009-1 CML-ADC VENTURE, LLC

By:	Federal Deposit Insurance Corporation, in its separate capacities as receiver with respect to the separate receiverships for each of the various failed financial institutions listed on Schedule I hereto

/s/ Ronald Sommers
Name: Ronald Sommers
Title: Attorney-in-Fact

RL CML 2009-1 INVESTMENTS, LLC

By:
Name: Jeffrey P. Krasnoff
Title: Chief Executive Officer

[Signature Page to Limited Liability Company Operating Agreement]

Multibank Structured Transaction 2009-1 CML-ADC

60866264

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers or agents thereunto duly authorized on the date first above written.

FEDERAL DEPOSIT INSURANCE CORPORATION, IN ITS SEPARATE CAPACITIES AS RECEIVER WITH RESPECT TO THE SEPARATE RECEIVERSHIPS FOR EACH OF THE VARIOUS FAILED FINANCIAL INSTITUTIONS LISTED ON SCHEDULE I HERETO

By:
Name: Ronald Sommers Title: Attorney-in-Fact

MULTIBANK 2009-1 CML-ADC VENTURE, LLC

By:	Federal Deposit Insurance Corporation, in its separate capacities as receiver with respect to the separate receiverships for each of the various failed financial institutions listed on Schedule I hereto

By:
Name: Ronald Somniers
Title: Attorney-in-Fact

RL CML 2009-1 INVESTMENTS, LLC

By:	/s/ Jeffrey P. Krasnoff
Name: Jeffrey P. Krasnoff
Title: Chief Executive Officer

[Signature Page to Limited Liability Company Operating Agreement]

Multibank Structured transaction 2009-1 CML-ADC

60866264

Annex I

Member Schedule

Member	Percentage Interests	Capital Contributions to Working Capital Reserve Account	Other Capital Contributions[1]
Initial Member	60%	$18,000,000.00	$107,888,140.50
Private Owner	40%	$12,000,000.00	$71,925,427.00

1 The amounts listed in this column do not include capital contributions made to the Working Capital Reserve Account.

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Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

EXHIBIT A

FORM OF

CERTIFICATE OF FORMATION

OF

MULTIBANK 2009-1 CML-ADC VENTURE, LLC

Pursuant to and in accordance with the provisions of Section 18-201 of the Delaware Limited Liability Company Act, the undersigned hereby certifies that:

FIRST, the name of the limited liability company is Multibank 2009-1 CML- ADC Venture, LLC (the “Company”).

SECOND, the address of the registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of the Company on this 3rd day of February, 2010.

By:
Name: Ronald Sommers Title: Authorized Person

A-1

Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

EXHIBIT B

INFORMATION; FORM OF MONTHLY REPORT

[ See Attached]

B-1

Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

EXHIBIT B - FORM OF MONTHLY REPORT

DISTRIBUTION DATE REPORT

TOTAL
COLLECTIONS
(+)	Principal collections	—
(+)	Interest collections	—
(+)	Loan sale proceeds, including short sales	—
(+)	Mortgage insurance claim proceeds	—
(+)	REO liquidation proceeds	—
(+)	Servicing Expenses Recovered	—
(+)	Other Loan Proceeds (including late fees and penalties)	—
(+)	Any indemnity payments made under Section 13.1(c) of Custodial
	and Paying Agency Agreement (“Custodial Agreement”)	—
(+)	Interest and earnings from Collection Account	—

	GROSS COLLECTIONS	—

Other deposits to Collection Account
(+)	Transferred from Working Capital Reserve Account	—
(+)	Excess Working Capital Advances made by Manager	—
(+)	Discretionary Funding Advances made by Manager	—

—

	GROSS FUNDS AVAILABLE	—

Less authorized disbursements from Collection Account
(–)	Repayment of Discretionary Funding Advances made by Manager	—	(1)
(–)	Servicing Expenses paid	—
(–)	Pre-Approved Charges	—
(–)	Funding Draws	—

—

	TOTAL FUNDS AVAILABLE - TO DISTRIBUTION ACCOUNT	—

5.1(b)	Distributions pursuant to Priority of Payments in the Custodial Agreement
(i)	Custodian and Paying Agent Fees and Expenses (and any indemnity payments under Section 13.1(a) of Custodial Agreement)	—
(ii)(A)(1)	Interim Servicing Fee to Initial Member, net of servicing fees paid	—	(2)
(ii)(A)(2)	Interim Management Fee to Manager	—	(2)
(ii)(B)	Management Fee to Manager	—	(3)
(iii)	Repayment of Excess Working Capital Advances to Manager	—
(iv)	Replenishment of Working Capital Reserve	—
(v)	Deposit to Defeasance Account (until Purchase Money Notes Defeasance Date)	—
(vi)	Reimbursements due under Reimbursement, Security and Guaranty
	Agreement for prior payments under Purchase Money Note Guaranty	—

	TOTAL DISTRIBUTIONS DUE	—

(vii)	NET DISTRIBUTABLE CASH TO MEMBERS	$—

DISTRIBUTION TO MEMBERS
	Distribution to Initial Member (at proportionate LLC interest)	$—
	Distribution to Private Owner (at proportionate LLC interest)	—

	TOTAL DISTRIBUTIONS TO MEMBERS	$—

Calculation of amounts payable for items in Section 5.1 (b)(1) through (vii) -
Custodial and Paying Agency Agreement

INTERIM SERVICING FEE CALCULATION
UPB, beginning of Due Period (with respect to any Group of Loans for which Servicing Transfer Date has not occurred as of first date in Due Period)
Times interim servicing fee rate	0.25%
Times number of days in Due Period/360	—

Interim Servicing Fee due to Initial Member+B105	$—

INTERIM MANAGEMENT FEE CALCULATION
UPB, beginning of Due Period (with respect to any Group of Loans for which Servicing Transfer Date has not occurred as of first day in Due Period)	$—
Times Management Fee rate	0.25%
Times number of days in Due Period/360	—

Interim Management Fee due to Manager	$—

MANAGEMENT FEE CALCULATION
UPB, beginning of Due Period (with respect to any Group of Loans for which Servicing Transfer Date has occurred as of first day in Due Period)	$—
Times Management Fee rate	0.50%
Times number of days in Due Period/360	—

Management Fee due to Manager	$—

WORKING CAPITAL RESERVE REPLENISHMENT RESTRICTIONS
Minimum Replenishment Amount
Working Capital Reserve balance	$—
Working Capital Reserve Floor	—

Mandatory Replenishment of Working Capital Reserve (if negative)	$—

Maximum Replenishment Amount
Working Capital Reserve Replenishment Cap	$—
Working Capital Reserve balance	—

Maximum Discretionary Replenishment of Working Capital Reserve (if positive)	$—

(1)	Repayment only to the extent of Loan Proceeds from the Loan with respect to which the Advance was made.
(2)	Applicable only to the Interim Servicing Period with respect to a Group of Loans.
(3)	Applicable to Due Periods following the Interim Servicing Period with respect to a Group of Loans.

Loan & REO Monthly Rollforward Report

October-09

For the Period from 10/1/09 - 10/31/09
LOANS		# ASSETS	AMOUNT

Unpaid principal balance, 10/1/09		—	$—
(-)	Payments received (regular and curtailments)		—
(-)	Paid-in-full loans	—	—
(-)	Short sale proceeds	—	—
(-)	Mortgage insurance proceeds		—
(-)	UPB, transfers to REO	—	—
(+)	Balance capitalized on loan modifications		—
(+)	Commitments funded		—
(-)	Principal charge-offs		—

Unpaid principal balance, 10/31/09		—	$—

REO

UPB of REO properties, 10/1/09		—	$—
(+)	UPB on REO transfers in	—	—
(+)	Capitalized post-acquisition costs		—
(-)	Net liquidation proceeds	—	—
(+/-)	Realized Gain (Losses)		—

UPB of REO properties, 10/31/09		—	$—

Servicing Expenses

Monthly Roll Forward

October-09

		Escrow Advances	Other Servicing Expenses	(1) Total Servicing Expenses
	Balance, 10/1/09	$—	$—	$—

(+)	Payments/Advances	—	—	—
(-)	Advance Recoveries	—	—	—
		—	—	—

	Balance, 10/31/09	$—	$—	$—

		(2)	(2)

(1)	Servicing Expenses, as defined in the LLC Operating Agreement, are authorized to be paid by withdrawal of funds from the Collection Account. For reporting purposes, Servicing Expenses may be broken out into additional and/or different fields at the discretion of the Manager, sufficient to determine the appropriateness of the payments under the definition of Servicing Expenses.
(2)	Loan servicing system should include fields to capture and report balances in each category, and the category totals should agree to asset-level detail tapes provided by the Manager as of each month-end.

Working Capital Reserve

Monthly Roll Forward

October-09

Balance, beginning of Due Period		$—	(1)
Transfers in from Cash Flow:
(+)	Replenishment of Working Capital Reserve

Transfers to Collection Account:
(-)	Payment of Working Capital Expenses	—
(-)	Payment of Funding Draws	—
(-)	Release at discretion of Manager pursuant to Section 3.6 of the Custodial Agreement	—

Balance, end of Due Period		$—

Working Capital Reserve Floor		$—	(2)

Working Capital Reserve Replenishment Cap		$—	(3)

(1)	The Initial Deposit in the Working Capital Reserve account will be made by the Initial Member and Private Owner in accordance with their proportionate LLC interests.
(2)	If the Working Capital Reserve falls below the Working Capital Reserve Floor at any time prior to the Notes Defeasance Date, it shall be replenished to not less than the Working Capital Reserve Floor pursuant to the Custodial Agreement.
(3)	If the Working Capital Reserve falls below the Working Capital Reserve Replenishment Cap, the Manager may in its discretion replenish the Reserve to an amount not in excess of the Working Capital Reserve Replenishment Cap.

Excess Working Capital Advances

Monthly Roll Forward

October-09

	Balance, beginning of Due Period	$—
Advanced by Manager to Collection Account for payments:
(+)	Servicing Expenses	—
(+)	Pre-Approved Charges	—
(+)	Custodian and Paying Agent Fees	—
(-)	Reimbursements from Cash Flow	—

Balance, end of Due Period		$—

Discretionary Funding Advances
Monthly Roll Forward
October-09

		Total -	Detail Advances by Loan Number
		All Advances	Loan A	Loan B	Loan C
	Balance, beginning of Due Period	$—	$—	$—	$—
(+)	Funding Draws Advanced by Manager to Collection Account	—	—	—	—
(+)	Interest Due (90-day LIBOR + 3.00%, actual/360)	—	—	—	—
(-)	Reimbursements from Cash Flow (1)	—	—	—	—

Balance, end of Due Period		$—	$—	$—	$—

(1)	Repayment only to the extent of Loan Proceeds from the Loan with respect to which the Advance was made.

Funding Draws
Monthly Report
October-09
Loan Number / Purpose of Funding Draw	Amount of Funding Draw	Current UPB	Unfunded Commitment	Date of Draw	Amount funded by Discretionary Funding Advance
$—
—
—
—

Total Funding Draws, month ended 10/31/09	$—

Purchase Money Notes and Defeasance Account

Monthly Roll Forward

October-09

		Total - All Purchase Money Notes	[Purchase Money Note A]	[Purchase Money Note B]	[Purchase Money Note C]
Purchase Money Notes Monthly Roll
(+)	Original Aggregate Principal Amount	$—	$—	$—	$—
(+)	Guaranty Fee	—	—	—	—
(–)	Payment from Defeasance Account	—	—	—	—

	Purchase Money Notes balance, end of Due Period	$—	$—	$—	$—

Defeasance Account Monthly Roll
(+)	Balance, beginning of Due Period	$—
(+)	Additions from Cash Flow	—
(+)	Investment Income	—
(–)	Release to Purchase Money Note	—

	Defeasance Account balance, end of Due Period	$—

Note Guarantor Payments
(+)	Balance, beginning of Due Period	$—
(+)	Draws, current month	—
(–)	Repayments, current month	—

	Balance, end of Due Period	$—

Purchase Money Note Trigger Event

A Purchase Money Note Trigger Event will be deemed to have occurred if, as of any of the dates defined below,
(a) the total amount then on deposit in the Defeasance Account, plus the sum of the aggregate amount from the Defeasance Account previously paid by the Company to all Holders to repay any Purchase Money Note and the aggregate reimbursements to the Purchase Money Notes Guarantor, divided by

(b) the original aggregate principal amount of the Purchase Money Notes as of the Closing Date, is less than:

	- 3 Years from the Closing Date:	25%
	- 4 Years from the Closing Date:	40%
	- 5 Years from the Closing Date:	50%
	- 6 Years from the Closing Date:	75%
	- 7 Years from the Closing Date:	100%

Incentive Threshold Tracking Report

October-09

	Aggregate Cash Distributions to Private Owner, as of preceding Distribution Date	$—
(+)	Current month distribution to Private Owner in respect of its LLC Interest	—	(1)

	Aggregate Cash Distributions to Private Owner, as of the current Distribution Date	$—

Incentive Threshold Base Amount
	Transferred LLC Interest Sale Price	$—

	Funded to Working Capital Reserve by Private Owner	—

FIRST INCENTIVE THRESHOLD EVENT
Occurs as of a Distribution Date if:
(a) the aggregate distributions made to the Private Owner in respect of its LLC interest are equal to or greater than 2 times the Incentive Threshold Base Amount and
	(b) the Incentive Threshold (for First Incentive Threshold Event) is equal to zero.	$—

Aggregate cash distributions to Private Owner

	Incentive Threshold Base Amount * 2	—

	Distributions Remaining to First Incentive Threshold Event	$—

	Incentive Threshold (for First Incentive Threshold Event), as of the preceding Distribution Date	$—
(+)	Threshold Increase Amount (1.8769% per month)	—
(-)	Current month distribution to Private Owner in respect of its LLC Interest	—

	Incentive Threshold (for First Incentive Threshold Event), as of the current Distribution Date	$—	(2)

	First Incentive Threshold Event met?	Y/N

SECOND INCENTIVE THRESHOLD EVENT
Occurs as of a Distribution Date if:
(a) the aggregate distributions made to the Private Owner in respect of its LLC interest are equal to or greater than 2.5 times the Incentive Threshold Base Amount and
(b) the Incentive Threshold (for Second Incentive Threshold Event) is equal to zero.

	Aggregate cash distributions to Private Owner	$—
	Incentive Threshold Base Amount * 2.5	—

	Distributions Remaining to Second Incentive Threshold Event	$—

	Incentive Threshold (for Second Incentive Threshold Event), as of the preceding Distribution Date	$—
(+)	Threshold Increase Amount (2.5324% per month)	—
(-)	Current month distribution to Private Owner in respect of its LLC Interest	—

	Incentive Threshold (for Second Incentive Threshold Event), as of the current Distribution Date	$—	(2)

	Second Incentive Threshold Event met?	Y/N

(1)	Excludes Management Fees and repayments of Discretionary Funding Advances and Excess Working Capital Advances.
(2)	The Return Threshold can never be less than zero.

Equity Commitment Letter Report

Calculation of Outstanding and Undrawn Equity Commitment under a Satisfactory Equity Commitment Letter (“Equity Commitment”)

		Amount		Date
Equity Commitment at beginning of Due Period
(–)	Amount and date of any capital contribution under the Equity Commitment
(–)	Amount and date of any other reduction of Equity Commitment
(+)	Amount and date of any increases to Equity Commitment during Due Period

	Equity Commitment at end of Due Period	$		—

Amended and Restated LLC Operating Agreement: Section 10.1(a) Calculation

Assets of Private Owner
Cash and/or cash equivalents at the end of the Due Period in the Private
(+)	Owner Designated Account		—	—
Equity Commitment at the end of Due Period
	TOTAL	$		—

	Does TOTAL equal or exceed $5,000,000?		Yes / No
	If answer above is No, on what date did TOTAL fall below $5,000,000?		[insert date, if applicable]

Amended and Restated LLC Operating Agreement: Section 10.2(a) Calculation
Assets of Private Owner Guarantor
	Cash and/or cash equivalents at the end of the Due Period (including cash and/or cash equivalents in the Private Owner Designated Account)		—
(+)	Equity Commitment at the end of Due Period		—
	TOTAL	$

	Does TOTAL equal or exceed $5,000,000? Yes / No		Yes / No
	If answer above is No, on what date did TOTAL fall below $5,000,000?		[insert date, if applicable]

If an additional reduction was made, please explain reason for reduction.

[insert explanation here, if applicable]

Other Reports

Withdrawals from Collection Account

Manager hereby certifies that all withdrawals by the Manager from the Collection Account during the relevant Due Period were made in accordance with the terms of the Amended and Restated Limited Liability Company Operating Agreement and the Custodial Agreement: Y / N

Delinquency Report

# and $ by delinquency classification: Current, < 30, 30-60 days, 61-90 days, > 90 days, in foreclosure, in bankruptcy, REO

Breakout of > 60 day delinquencies by collateral type, # and $

Breakout of > 60 day delinquencies by state, # and $

REO Report

Listing of REO properties held to include original loan number, date of ownership, description, collateral type, address, UPB (of the loan prior to foreclosure), net book value, listing date, estimated sale date, appraisal amount, original list price, current list price, cumulative Servicing Expenses allocable, broker name, and comments

Modification Report

Listing of loans modified, to include borrower name, loan balance and terms before modification, loan balance and terms after modification. Show amounts of principal forgiven, if any, and principal forbearance amounts, if any.

Liquidation Report

Listing of loans and REO properties liquidated, to include borrower name, UPB, net liquidation proceeds, cumulative Servicing Expenses, realized loss amount

Short Sale Report

Listing of loans for which short sales were accepted, to include borrower name, UPB, payoff accepted, realized loss amount

Judgment Report

Listing of Judgments obtained, to include borrower name, Judgment amount, current month and cumulative payments received, remaining balance

Significant Litigation Report

Company and/or Servicer with respect to assets subject to this Agreement, the actions taken to defend such claim, and an estimate of the projected exposure for: a) any claim in which the Company or Servicer expects to incur more than $10,000 in Servicing Expenses to defend such claim, b) any claim in which multiple plaintiffs have joined in filing an action against the Company and/or Servicer or the same law firm has filed individual claims on behalf of more than one plaintiff, and c) any claim(s) regardless of the dollar amount naming: (i) any Failed Bank, or (ii) FDIC (in any capacity) as defendant(s). Activity should be updated quarterly.

Environmental Exposure Report

Provide a report identifying any assets in which the Site Assessment identified an Environmental Hazard together with information on the nature of the hazard, additional tests performed, and the cost of correcting the hazard identified in the Site Assessment.

MONTHLY LOAN-LEVEL DETAIL REPORTS

Monthly Loan Trial Balance and Activity Report

PROVIDE A MONTHLY LOAN-LEVEL REPORT IN EXCEL WITH THE FOLLOWING FIELDS:

Current Loan Number
Prior Servicer Loan Number
P&I Constant
Note Rate
Next Due or Paid-Thru Date
Payoff Date (if applicable)
Principal Balance, end of prior month
Principal collections - regular
Principal collections - payoffs
Principal proceeds – loan sales
Principal Write-Off Amount
Other Non-Cash Principal Adjustment
Transfer to REO
Principal Balance, end of current month
Escrow balance
Other Advances Balance
Interest collections - regular
Interest collections - payoffs
Interest collections – loan sales
Non-Cash Interest Adjustment
Late Charges
Pre-Payment Penalty Paid
Other Fee Income

Servicing System Data Download – To Initial Member

Provide a monthly loan-level data download in Excel format with every field populated in the Servicer’s loan servicing system. This requirement may be modified in the future by the Initial Member to include only certain specified fields.

SEMIANNUAL REPORT – TO INITIAL MEMBER (in January and July of each year, commencing January 2011)

Business Plan

Updated Consolidated Business Plan and individual Business Plans for 10 largest Loans, as required pursuant to Section 7.7 of the Amended and Restated Limited Liability Company Agreement.

Projected Cash Flows

Excel model of projected cash flows by month, as of June 30 and December 31 of each year, as required pursuant to Section 7.7(c) of the Amended and Restated Limited Liability Company Agreement.

AS AVAILABLE – TO INITIAL MEMBER

Custodial Report or an updated Loan Schedule and Exception List (in each case as defined in the Custodial Agreement) from the Custodian/Paying Agent, as provided to the Company.

EXHIBIT C

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”) is made and entered into as of             , 20     by and between RL CML 2009-1 Investments, LLC, a Delaware limited liability company (“Transferor”), and                     , a                      (“Transferee”).

RECITALS

WHEREAS, the Transferor, is the owner of a limited liability company membership interest (the “LLC Interest”) in Multibank 2009-1 CML-ADC Venture, LLC, a Delaware limited liability company (the “Company”);

WHEREAS, the LLC Interest represents a                      percent (    %) “Percentage Interest” in the Company (as defined in that certain Amended and Restated Limited Liability Company Operating Agreement, effective as of February 9, 2010, by and among the Federal Deposit Insurance Corporation, in its capacity as receiver for Failed Banks defined therein (the “Initial Member”), Transferor and the Company (the “LLC Operating Agreement”));

WHEREAS, the ownership and other rights associated with the LLC Interest are set forth in the LLC Operating Agreement;

WHEREAS, pursuant to Section 3.13 of the LLC Operating Agreement, Transferor granted the Initial Member a first priority security interest in the LLC Interest in order to secure certain obligations of Transferor as more fully described in the LLC Operating Agreement;

WHEREAS, an Event of Default (as defined in the LLC Operating Agreement) has occurred and is continuing, and the Initial Member has elected, pursuant to the LLC Operating Agreement, to foreclose on its security interest in the LLC Interest and effect the assignment contemplated hereby;

NOW THEREFORE, in consideration of the mutual agreements contained herein and in the LLC Operating Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Assignment and Assumption. Transferor hereby assigns and transfers the LLC Interest to Transferee, and Transferee hereby accepts and assumes the LLC Interest and agrees to be bound by the LLC Operating Agreement, as amended from time to time, to the extent it relates to such LLC Interest.

2. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered (including by telecopy) to the other party.

C-1

Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

3. No Third Party Beneficiaries. This Agreement shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not intended to confer upon any other person any rights or remedies hereunder.

4. Governing Law. The laws of the State of Delaware will govern the validity, performance and enforcement of this Agreement, without giving effect to the principles of conflict of laws of the State of Delaware or any other jurisdiction.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement effective as of the date first above written.

TRANSFEROR: RL CML 2009-1 INVESTMENTS, LLC

By:
Name:	Jeffrey P. Krasnoff
Title:	Chief Executive Officer

TRANSFEREE:

By:
Name:
Title:

C-2

Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

EXHIBIT D

FORM OF LETTER OF CREDIT

(Bank Letterhead Stationary)

Federal Deposit Insurance Corporation, in its capacity as Initial Member (as defined below)

Manager, Capital Markets & Resolutions

c/o Federal Deposit Insurance Corporation

550 17th Street, NW (Room F-7014)

Washington, D.C. 20429-0002

Attention: Ralph Malami

Email Address: RMalami@FDIC.gov

Tel:

Fax:                 ]

RE: Irrevocable Transferable Letter of Credit No.                  for

U.S.$                , Dated                     .

Gentlemen:

We hereby issue our irrevocable transferable Letter of Credit No.                  (this “Letter of Credit”) in favor of Federal Deposit Insurance Corporation (in any capacity, including as receiver for the failed banks referenced in the LLC Agreement defined below, in its corporate capacity or otherwise, the “FDIC”), as the Initial Member under the LLC Operating Agreement defined below (including its successors, and its assigns as provided herein, the “Initial Member”) (such Initial Member being the beneficiary of this Letter of Credit), for the account of RL CML 2009-1 Investments, LLC (the “Private Owner”).

We understand that this Letter of Credit is issued pursuant to the Amended and Restated Limited Liability Company Operating Agreement dated as of February 9, 2010 (as amended or otherwise modified from time to time, the “LLC Operating Agreement”), by and among Multibank 2009-1 CML-ADC Venture, LLC (the “Company”), the Private Owner and the Initial Member.

We undertake to honor from time to time your draft or drafts presented to us in accordance herewith not exceeding in the aggregate Five Million U.S. Dollars (U.S.$5,000,000.00). All drafts hereunder (i) must be marked “Drawn under irrevocable transferable Letter of Credit No.                 , dated                     ”, (ii) must be accompanied by a typewritten statement signed by a purportedly authorized representative of the Initial Member stating that an “Event of Default” or “LC Reissuance/Extension Failure” has occurred under (and as defined in) the LLC Operating Agreement (a “Drawing Request”), and (iii) shall, unless payment is to be made at sight, include the wire transfer instructions for remittance by us of the amount of such draft.

Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

Presentation of drafts drawn hereunder, together with the required statement and applicable wire transfer instructions, may be made at any time on or before the expiry date hereof (i) by physical presentation of such draft at, or overnight delivery of such draft to, our offices located at                          [include address in either New York City or Washington, D.C.]; provided, that any such documents presented on the Expiration Date (as defined below) must be received on or prior to 5:00 P.M. (New York, New York time). If we receive such documents at such office, all in conformity with the terms and conditions of this Letter of Credit, we will honor your draft on the second (2nd) Business Day (as defined below) after receipt of such Drawing Request. The original Letter of Credit, any amendments thereto and the originally signed Drawing Request on the Initial Member’s letterhead must be included in the documents presented hereunder in connection with any draft, it being agreed that such original Letter of Credit and all such amendments thereto so presented shall be promptly returned to you (or, if presented in person, shall remain with you after we have made a copy thereof at such time of presentation) in connection with any partial draw hereunder.

This Letter of Credit shall expire at 5:00 p.m. (New York, New York time) on the date that occurs one year after the date hereof (or, if such date is not a Business Day, the immediately succeeding Business Day) (the “Expiration Date”); provided, however, that this Letter of Credit will be automatically extended without amendment for additional periods of one year each (in each case commencing from the expiry date hereof as then in effect), unless we elect not to extend this Letter of Credit and deliver to the Initial Member written notice of such election at least sixty (60) days prior to any such Expiration Date. Any such notice shall be in writing and shall be delivered in hand with receipt acknowledged, or by certified mail (return receipt requested), to the Initial Member at its address set forth above (or to such other address for any such notices which Initial Member may hereafter specify in a written notice delivered to the undersigned). “Business Day” means any date other than a Saturday, Sunday or a day on which banks in the [State of New York] [District of Columbia]2 are authorized or required by law to be closed, and a day on which payments can be effected on the Fedwire system (or any replacement thereto).

Partial and multiple drafts are permitted, and the amount of this Letter of Credit will be reduced by each such draft honored.

All our charges (including wire transfer fees in connection with any payments by us hereunder and transfer charges in connection with a transfer of this Letter of Credit by the FDIC (in any capacity), as Initial Member, to a transferee thereof) are for the account of the Private Owner, and in no event shall any such charges reduce the amount of any draft or payment hereunder; provided, however, transfer charges in connection with a transfer of this Letter of Credit by any Initial Member other than the FDIC (in any capacity) to a transferee thereof shall be for the account of such Initial Member and/or transferee.

[2]	Select based on location of presentation.

D-2

Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

We agree that we shall have no duty or right to inquire as to the basis upon which Initial Member has determined to present to us any draft under this Letter of Credit.

This Letter of Credit is transferable in whole but not in part to any transferee who has succeeded you as the Initial Member under the LLC Operating Agreement, and may be successively transferred. Any transfer request must be effected by presenting to us the attached form of Attachment I signed by the transferor and the transferee together with the original Letter of Credit. Upon our endorsement of such transfer, the transferee instead of the transferor shall, without necessity of further action, be entitled to all the benefits of and rights under this Letter of Credit in the transferor’s place; provided that, in such case, any drafts of the Initial Member to be provided hereunder shall be signed by one who states therein that he is a duly authorized officer or agent of the transferee. For purposes of clarification, internal transfers within the FDIC (where following such transfer, the FDIC, in any capacity is to remain as the beneficiary of the Letter of Credit) shall be effective without the need for notice or execution and delivery of any such request for transfer in the form of Attachment I hereto.

Except as otherwise expressly stated herein, this Letter of Credit is subject to the International Standby Practices, International Chamber of Commerce Publication No. 590, including any amendments, modifications or revisions thereof (the “ISP 98”) (provided, that, with respect to application of Rule 3.14 of the ISP 98 (with respect to extension of the final day for presentation in certain circumstances), the reference therein to “thirty calendar days” shall, as applied herein, be limited to “ten calendar days”, such that, if on the last Business Day for presentation the place for presentation stated herein is for any reason closed and presentation is not timely made because of such closure, then the last day for presentation is automatically extended to the day occurring ten calendar days after the place of presentation reopens for business). As to matters not covered by the ISP 98, and to the extent not inconsistent with the ISP 98, this Letter of Credit shall be governed by and construed in accordance with the laws of the State of New York, including without limitation the Uniform Commercial Code as in effect in the State of New York, without regard to principals of conflict of laws.

All of the terms and conditions of this Letter of Credit are contained herein and shall not be altered except by reduction in the amount of this Letter of Credit due to corresponding payments in like amount in compliance with the aforementioned terms. Except as otherwise expressly set forth herein, there are no conditions to this Letter of Credit.

Very truly yours,

By:
Name:
Title:

D-3

Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

ATTACHMENT I TO LETTER OF CREDIT

REQUEST FOR TRANSFER

[Insert Bank Name and Address]

RE: Irrevocable Transferable Letter of Credit No. [                    ] for

U.S.$[                ], Dated [                    ].

Gentlemen:

Reference is made to that certain irrevocable transferable Letter of Credit No. [                    ], dated                      (the “Letter of Credit”), issued by you in favor of [                ] (the “Transferor”), for the account of RL CML 2009-1 Investments, LLC (the “Private Owner”).

The Transferor has transferred and assigned (and hereby confirms to you said transfer and assignment) all of its rights in and under the Letter of Credit to [name of Transferee] (the “Transferee”) and confirms that the Transferor no longer has any rights under or interest in the Letter of Credit.

The Letter of Credit is returned herewith and we request that you issue an irrevocable transferable letter of credit in the name of the Transferee and providing for notices to be sent to the Transferee at the address set forth below and in all other respects identical to the Letter of Credit.

Transferee hereby certifies that it is a duly authorized transferee under the terms of the Letter of Credit and is accordingly entitled, upon presentation of the drafts (and applicable items) called for therein, to receive payment thereunder.

Notices under the Letter of Credit should be sent to the Transferee as follows: [Name], [Address], [Attention:                ], Email: [            ], Fax:[                ], Tel: [                ].

[NAME OF TRANSFEROR]

By
[Name and Title of Authorized Representative of Transferor]

[NAME OF TRANSFEREE]

By
[Name and Title of Authorized Representative of Transferee]

D-4

Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

SCHEDULE I

LIST OF VARIOUS FAILED FINANCIAL INSTITUTIONS

COMMERCIAL ADC

Bank Name	City	State	Fund	Closing Date
Columbian Bank and Trust	Topeka	KS	10011	August 22, 2008
Integrity Bank	Alpharetta	GA	10012	August 29, 2008
Silver State Bank	Henderson	NV	10013	September 5, 2008
Freedom Bank	Bradenton	FL	10019	October 31, 2008
Security Pacific Bank	Los Angeles	CA	10020	November 7. 2008
Franklin Bank, SSB	Houston	TX	10021	November 7, 2008
The Community Bank	Loganville	GA	10022	November 21, 2008
First Georgia Community Bank	Jackson	GA	10025	December 5, 2008
Haven Trust Bank	Duluth	GA	10027	December 12, 2008
Bank of Clark County	Vancouver	WA	10029	January 16, 2009
1st Centennial Bank	Redlands	CA	10030	January 23, 2009
MagnetBank	Salt Lake City	UT	10031	January 30, 2009
FirstBank Financial Services	McDonough	GA	10036	February 6, 2009
Silver Falls Bank	Silverton	OR	10041	February 20, 2009
FirstCity Bank	Stockbridge	GA	10047	March 20, 2009
Omni National Bank	Atlanta	GA	10048	March 27, 2009

Multibank Structured Transaction 2009-1 CML-ADC Limited Liability Company Operating Agreement 60866264_9

Exhibit G

Multibank Structured Transaction 2009-1 CML-ADC

Execution Copy

SERVICING AGREEMENT

by and between

RL CML 2009-1 INVESTMENTS, LLC

and

QUANTUM SERVICING CORPORATION

Dated as of February 9, 2010

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8	i

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8	ii

SCHEDULES AND EXHIBITS

Exhibits

Exhibit A	Loan Schedule
Exhibit B	Electronic Tracking Agreement

Schedules

Schedule 1	List of Various Failed Financial Institutions
Schedule 2	Fee Schedule
Schedule 3	Servicing Obligations
Schedule 4	Reimbursement of Servicer Advances
Schedule 5	Form of Electronic Report on the Loans and Underlying Collateral
Schedule 6	Termination Without Cause
Schedule 7	Business Plans and Consolidated Business Plans

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8	iii

SERVICING AGREEMENT

THIS SERVICING AGREEMENT (as the same shall be amended or supplemented, this “Agreement”) is made and entered into as of the 9th day of February, 2010 (the “Effective Date”), by and between RL CML 2009-1 Investments, LLC, a Delaware limited liability company (including its successors and assigns, the “Manager”), and Quantum Servicing Corporation, a Delaware corporation (including those of its successors and assigns as are expressly permitted pursuant to this Agreement, the “Servicer”).

RECITALS

WHEREAS, Multibank 2009-1 CML-ADC Venture, LLC (the “Company”) owns the Loans (as defined below) described on the Loan Schedule attached hereto as Exhibit A (the “Loan Schedule”);

WHEREAS, the Manager is the “Manager” of the Company with the authority and responsibility to service and manage the Loans and related Underlying Collateral (as defined below) pursuant to that certain Amended and Restated Limited Liability Company Operating Agreement dated as of the Closing Date defined below (the “LLC Operating Agreement”), by and between the Company, the Manager, including in its separate capacity as a member of the Company (in such capacity as a member, together with its successors and assigns, the “Private Owner”), and the Federal Deposit Insurance Corporation (in any capacity, the “FDIC”), as receiver for the Failed Banks defined herein (the FDIC, in its separate capacities as receiver with respect to each such receivership, the “Receiver”, and the Receiver as the Initial Member under such LLC Operating Agreement, including its successors and assigns, the “Initial Member”); and

WHEREAS, the Manager and the Servicer desire that the Servicer service and administer the Loans and Underlying Collateral on behalf of the Company and the Manager in a manner that is, at all times, consistent with the requirements of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Manager and the Servicer hereby agree as follows:

ARTICLE I

DEFINITIONS AND CONSTRUCTION

Section 1.1 Definitions. For purposes of this Agreement, the following terms shall have the meanings and definitions hereinafter respectively set forth.

“Acceptable Rating” shall mean (i) a rating of “Average (Select Servicer List)” for construction loan servicers by Standard and Poor’s Ratings Service, a division of The McGraw- Hill Companies, Inc., (ii) a rating of “Acceptable” for construction loan servicers by Fitch, Inc., or (iii) a rating of “Approved” for construction loan servicers by Moody’s Investors Service.

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8

“Acquired Property” shall mean (i) Underlying Collateral to which title is acquired by or on behalf of the Company or any Ownership Entity, any Failed Bank or the Receiver by foreclosure, by deed in lieu of foreclosure, by power of sale or by sale pursuant to the Uniform Commercial Code; (ii) the equity interests in the Ownership Entities and (iii) the assets held directly or indirectly by the Ownership Entities.

“Affiliate” shall mean, with respect to any specified Person, (i) any other Person directly or indirectly Controlling or Controlled by or under common Control with such specified Person, (ii) any Person owning or Controlling ten percent (10%) or more of the outstanding voting securities, voting equity interests, or beneficial interests of the Person specified, (iii) any officer, director, general partner, managing member, trustee, employee or promoter of the Person specified or any Immediate Family Member of such officer, director, general partner, managing member, trustee, employee or promoter, (iv) any corporation, partnership, limited liability company or trust for which any Person referred to in clause (ii) or (iii) acts in that capacity, or (v) any Person who is an officer, director, general partner, managing member, trustee or holder of ten percent (10%) or more of the outstanding voting securities, voting equity interests or beneficial interests of any Person described in clauses (i) through (iv); provided, however, that (a) with respect to the Private Owner (in any capacity, including as the Manager hereunder), in addition to the foregoing, each Affiliate of Rialto Capital Management, LLC, a Delaware limited liability company, shall be deemed to be an “Affiliate” of the Private Owner, and (b) none of the Initial Member, the Purchase Money Notes Guarantor, the Collateral Agent or any Affiliate (for this purpose determined disregarding clauses (ii), (iii) and (iv) of this definition (including in the context of clause (v) of this definition) and disregarding the Company and any Person Controlled by the Company) of any of the foregoing shall be deemed to be an “Affiliate” of the Company or of any Person Controlled by the Company.

“Agreement” shall have the meaning given in the preamble.

“Ancillary Documents” shall mean the Custodial and Paying Agency Agreement and each “Ancillary Document” as defined therein (excluding this Agreement).

“Borrower” shall mean any borrower with respect to any Loan.

“Bulk Sale” shall have the meaning given in the LLC Operating Agreement.

“Business Day” shall mean any day except a Saturday, Sunday or other day on which commercial banks in Washington DC or United States federal government offices are required or authorized by Law to close.

“Business Plan” shall have the meaning given in the LLC Operating Agreement.

“Change of Control” with respect to the Servicer shall mean, (i) the Servicer’s Specified Parent for any reason (x) failing or ceasing to Control the Servicer or (y) failing or ceasing to own, beneficially and of record, and directly or indirectly (including through one or more Subsidiaries), least 50.1% in value of all of the equity interests in the Servicer, or (ii) without limitation of clause (i), in the event the Servicer is (or at the time it became the Servicer, was) an Affiliate of the Private Owner, any Change of Control of the Private Owner.

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8	2

“Closing Date” shall mean February 9, 2010.

“Collateral Agent” shall mean the FDIC, in its capacity as the Collateral Agent under (and as defined in) the Reimbursement, Security and Guaranty Agreement, and any successor Collateral Agent thereunder.

“Collection Account” shall mean the Collection Account established by the Company pursuant to the Custodial and Paying Agency Agreement.

“Company” shall have the meaning given in the recitals of this Agreement.

“Consolidated Business Plan” shall have the meaning given in the LLC Operating

Agreement.

“Contract for Deed” shall mean an executory contract with a third party to convey real property to such third party upon payment of the amounts set forth therein and/or the performance of any other obligations described therein, including any installment land contract.

“Contribution Agreement” shall mean the Loan Contribution and Sale Agreement dated as of the Closing Date between the Initial Member and the Company.

“Control” (including the phrases “Controlled by” and “under common Control with”) when used with respect to any specified Person shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or interests, by contract or otherwise.

“Controlled Affiliate” with respect to the Servicer or any Subservicer, shall mean any Affiliate thereof that is Controlled by the Servicer or such Subservicer, as applicable, or by its Specified Parent (in the case of the Servicer).

“Custodial and Paying Agency Agreement” shall mean, initially, the Custodial and Paying Agency Agreement dated as of February 9, 2010, by and between the Company, the Purchase Money Notes Guarantor and the initial Custodian and Paying Agent, and thereafter any replacement Custodial and Paying Agency Agreement entered into from time to time pursuant to the LLC Operating Agreement.

“Custodian” shall mean Wells Fargo Bank, N. A., or any successor thereto as the “Custodian” under the Custodian and Paying Agency Agreement.

“Cut-Off Date” shall mean December 18, 2009.

“Debtor Relief Laws” shall mean Title 11 of the United States Code (11 U.S.C. §§101, et seq.), and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” shall have the meaning given in Section 7.1.

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8	3

“Discretionary Funding Advance” shall mean an advance by the Manager to the Company designated as a “Discretionary Funding Advance” pursuant to the LLC Operating Agreement for the making of applicable Funding Draws with respect to specific Loans or related Acquired Property.

“Effective Date” shall have the meaning given in the preamble of this Agreement.

“Eligible Account” shall mean one or more segregated trust or custodial account or accounts established and maintained with an Eligible Institution, each of which shall be entitled for the benefit of the Company and the Collateral Agent as required by Article II.

“Eligible Institution” shall mean a Person that is not an Affiliate of the Private Owner (or the Manager) and that is a federally insured depository institution that is well capitalized; provided that an Affiliate of the Private Owner (or the Manager) may be deemed to be an Eligible Institution if the Initial Member and the Purchase Money Notes Guarantor provide a written consent (which may be withheld in each such person’s sole and absolute discretion), which consent may be withdrawn upon written notification to the Manager, in which case such Affiliate of the Private Owner (or of the Manager) shall no longer constitute an Eligible Institution as of the receipt of such notice and any accounts maintained pursuant to this Agreement at such institution shall be moved to an Eligible Institution within three (3) Business Days after the receipt of such notice.

“Electronic Report” shall have the meaning given in Section 5.2(e).

“Electronic Tracking Agreement” shall mean an agreement substantially in the form of

Exhibit B.

“Envi ron mental Hazard” shall have the meaning given to such term in the LLC Operating Agreement.

“Escrow Account” shall have the meaning given in Section 2.7.

“Escrow Advance” shall mean any advance made to pay taxes or insurance premiums or any other cost or expense that, but for a shortfall in the Borrower’s Escrow Account, is payable using funds in the Borrower’s Escrow Account.

“Excess Working Capital Advance” shall mean an advance by the Manager to the Company designated as an “Excess Working Capital Advance” pursuant to the LLC Operating Agreement.

“Excluded Expenses” shall mean fees, costs, expenses or indemnified amounts that:

(a) are not incurred in accordance with the Servicing Standard or, to the extent applicable, the Fannie Mae Guidelines;

(b) constitute or are incurred to pay any expenses or costs of any Affiliate of the Manager or the Company, or any Affiliate of the Servicer or any Subservicer; provided, Excluded Expenses under this clause (b) do not include costs or expenses expressly payable to

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8	4

the Servicer pursuant to this Agreement or to any Subservicer pursuant to any Subservicing Agreement that would be deemed Excluded Expenses under this clause (b) solely as a result of Servicer or such Subservicer being an Affiliate of the Manager or the Company, so long as such amounts would otherwise constitute Servicing Expenses but for application of this clause (b);

(c) are incurred to pay fees or other compensation to or expenses of financial advisers, except to the extent the same are incurred as brokerage fees or sales commissions incurred (x) to market or sell the Loans or any Acquired Property in a Bulk Sale the terms of which Bulk Sale (including the financial adviser’s or broker’s fees or sales commissions) are approved in advance by the Initial Member and the Purchase Money Notes Guarantor or (y) in connection with the marketing or sale of any Acquired Property (including any REO Property) or any portion thereof on an individual basis;

(d) are incurred to pay any fine, tax or other penalty, late fee, service charge, interest or similar charge, costs to release Liens or any other costs or expenses (including legal fees and expenses) incurred by or on behalf of the Servicer or any Subservicer as a result of the Servicer’s or any Subservicer’s failure to service any Loan or Underlying Collateral properly in accordance with the applicable Loan Documents, this Agreement, any Subservicing Agreement or otherwise, or failure to make a payment in a timely manner, or failure otherwise to act in a timely manner;

(e) are incurred to pay any interest on any amounts paid by any Person with respect to any Servicing Expenses or Pre-Approved Charges (as such term is defined in the Contribution Agreement);

(f) constitute or are incurred to pay any overhead or administrative costs (whether or not attributable to the servicing or management of any Loan) incurred by the Servicer, any Subservicer or any other Person (including any travel expenses and any expenses incurred to comply with Section 5.2), in each case other than Reimbursable Company Administrative Expenses;

(g) are incurred to pay any servicing, management or similar fees paid to any Subservicer or any other Person;

(h) are incurred (other than Reimbursable Company Administrative Expenses with respect to the Company or the Ownership Entities) by the Servicer or any other Person to become a MERS member or to maintain the Servicer or such Person as a MERS member in good standing; or

(i) constitute or are incurred to pay amounts subject to the indemnity obligations of the Private Owner under Section 4.6 of the LLC Operating Agreement or of the Servicer under Section 8.2 of this Agreement.

“Failed Banks” shall mean the various financial institutions listed on Schedule 1.

“Fannie Mae” shall mean the Federal National Mortgage Association of the United States or any successor thereto.

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8	5

“Fannie Mae Guidelines” shall mean the guidelines governing the reimbursement of costs and expenses by Fannie Mae with respect to loans owned or securitized by Fannie Mae, as in effect on the date on which an expense or cost is incurred.

“Fee Schedule” shall mean Schedule 2, as the same may be amended from time to time by the Manager and the Servicer without the consent of the Purchase Money Notes Guarantor or the Initial Member.

“FDIC” shall mean the Federal Deposit Insurance Corporation, in any capacity.

“Funding Draw” shall mean (i) any principal advance with respect to a Loan pursuant to the funding provisions of the applicable Loan Documents and in accordance with the Servicing Standard, in each case so long as (a) if required by applicable Law or if otherwise deemed necessary by the Manager or required hereunder, an endorsement to each applicable title policy insuring the Loan, which endorsement shall be in form and content acceptable to the Manager, is obtained that (1) brings down the effective date of the title policy to the date on which the applicable Funding Draw it covers is made, (2) increases the liability limit of the title policy by an amount equal to the principal amount of such Funding Draw, and (3) contains no new exceptions to title; (b) notwithstanding anything to the contrary contained in this Agreement, if the then outstanding unpaid principal balance of the Loan exceeds (or would, after taking into account the applicable Funding Draw, so exceed) the value of the Underlying Collateral, the Servicer shall make or permit any such Funding Draw only if the Servicer determines, in its reasonable judgment and subject to any applicable Servicing Obligations, that the Borrower is reasonably likely to be able to repay the Loan, or that the making of the Funding Draw is in the best interests (in terms of maximizing the value of the Loan) of the Company and the Initial Member, or that the Company is otherwise legally obligated to make such Funding Draw under the applicable Loan Documents; and (c) such advance is made in accordance with the terms of the Loan and the Loan Documents, provided, however, that if such advance would result in the principal amount of such Loan being in excess of the related unfunded commitment with respect thereto (as set forth under the Loan Documents) or if any term with respect to the Loan or the Loan Documents precludes such advance in the event of a Borrower default, the applicable unfunded commitment may be increased (and such advance may be made) and/or such term may be waived, in each case only if the Servicer determines, in its reasonable judgment and in accordance with the Servicing Standard and subject to any applicable Servicing Obligations, that such increase to the unfunded commitment (and related advance) or waiver is in the best interests of the Company and the Initial Member in terms of maximizing the value of the Loan and, in the case of any such increase to the unfunded commitment (or other advance not contemplated in the existing Loan Documents), (x) such increased commitment and the related advance are evidenced by an applicable Note (or Notes) and amendments to the Loan Documents (including Underlying Collateral Documents) pursuant to which such increased commitment and advance shall be secured by all of the Underlying Collateral for such Loan on terms and conditions consistent with the Loan Documents as in effect prior to such amendment (without otherwise amending the terms and conditions in any such Loan Document except as reasonably required to permit such advance to be made in accordance herewith and with the Servicing Standard), and (y) the Servicer complies with the requirements in item (i)(a) above; and (ii) payments of costs and expenses associated with the continued construction of REO Property (including the payment of so-called “soft costs” payable during construction (such as real estate taxes, ground

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rents and insurance premiums)) as would typically have been paid out of funding of the applicable Loan relating to such REO Property (as reasonably determined by the Manager), in each case (x) only to the extent the Servicer determines, in its reasonable judgment and subject to any applicable Servicing Obligations, that the payment of such costs and expenses is in the best interests (in terms of maximizing the value of the Loan and REO Property) of the Company and the Initial Member, and (y) in accordance with the Servicing Standard and the Loan Documents that were applicable to the REO Property before it became an REO Property (not including payment of debt service under the applicable Loan Documents, and without limiting the amounts to be funded to the applicable unfunded commitment, if any, existing under the Loan Documents); provided, that, in no event shall any such costs and expenses payable pursuant to any such Funding Draw include any Excluded Expenses; and provided, further, that the making of Funding Draws by the Servicer shall be subject to such additional requirements or consents as may be set forth in the Servicing Obligations.

“GAAP” shall mean United States generally accepted accounting principles as in effect from time to time.

“Governmental Authority” shall mean (i) any United States or non-United States national, federal, state, local, municipal, provincial or international government or any political subdivision of any thereof or (ii) any governmental, regulatory or administrative authority, agency or commission, or judicial or arbitral body, of any of the foregoing described in clause (i).

“Group of Loans” shall have the meaning given in the Contribution Agreement.

“Immediate Family Member” shall mean, with respect to any individual, his or her spouse, parents, parents-in-law, grandparents, descendants, nephews, nieces, brothers, sisters, brothers-in-law, sisters-in-law, children (whether natural or adopted), children-in-law, stepchildren, grandchildren and grandchildren-in-law.

“Indemnified Parties” shall have the meaning given in Section 8.2.

“Initial Member” shall have the meaning given in the recitals of this Agreement.

“Insolvency Event” shall mean, with respect to any specified Person, the occurrence of any of the following events:

(i) the specified Person makes an assignment for the benefit of creditors; Proceeding;

(ii) the specified Person files a voluntary petition for relief in any Insolvency

(iii) the specified Person is adjudged bankrupt or insolvent or there is entered against the specified Person an order for relief in any Insolvency Proceeding;

(iv) the specified Person files a petition or answer seeking for the specified Person any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any Law;

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(v) the specified Person seeks, consents to, or acquiesces in the appointment of a trustee, receiver or liquidator of the specified Person or of all or any substantial part of the specified Person’s properties;

(vi) the specified Person files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the specified Person in any proceeding described in clauses (1) through (5);

(vii) the specified Person becomes unable to pay its obligations as they become due, or the sum of such specified Person’s debts is greater than all of such Person’s property, at a fair valuation; or

(viii) (i) at least sixty (60) days have passed following the commencement of any proceeding against the specified Person seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any Law and such proceeding has not been dismissed, or (ii) (x) at least sixty (60) days have passed following the appointment of a trustee, receiver or liquidator for the specified Person or all or any substantial part of the specified Person’s properties without the specified Person’s agreement or acquiescence, and such appointment is not vacated or stayed, or (y) if such appointment is stayed, at least sixty (60) days have passed following the expiration of the stay and such appointment has not been vacated.

“Insolvency Proceeding” shall mean any proceeding under Title 11 of the United States Code (11 U.S.C. §§101, et seq.) or any proceeding under any other Debtor Relief Law.

“LLC Operating Agreement” shall have the meaning given in the recitals of this Agreement.

“Law” shall mean any applicable statute, law, ordinance, regulation, rule, code, injunction, judgment, decree or order (including any executive order) of any Governmental Authority.

“Lien” shall mean any mortgage, deed of trust, pledge, deed to secure debt, trust deed, security interest, charge, restriction on or condition to transfer, voting or exercise or enjoyment of any right or beneficial interest, option, right of first refusal, easement, covenant, restriction and any other lien, claim or encumbrance of any nature whatsoever.

“Loan” shall mean any loan, Loan Participation, Ownership Entity (including any cash and cash equivalents held directly or indirectly by such Ownership Entities) or Acquired Property listed on the Loan Schedule, and any loan into which any listed loan or Loan Participation is refinanced or modified, and includes with respect to each such loan, Loan Participation, Ownership Entity, Acquired Property or other related asset or Related Agreements: (i) any obligation evidenced by a Note; (ii) all rights, powers or Liens of the Company or any Ownership Entity in or under the Underlying Collateral and Underlying Collateral Documents and in and to Acquired Property (including all Ownership Entities and REO Property held by any Ownership Entity); (iii) all rights of the Company or any Ownership Entity pursuant to any Contract for Deed and in or to the real property that is subject to any such Contract for Deed; (iv) all rights of the Company or any Ownership Entity pursuant to any lease and in or to the related

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leased property; (v) all rights to causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by or for the benefit of the Company or any Ownership Entity with respect to the Loans, the Underlying Collateral or the ownership, use, function, value of or other rights pertaining thereto, whether arising by way of counterclaim or otherwise, other than any claims retained by the Initial Member pursuant to Section 2.7 of the Contribution Agreement; (vi) all guaranties, warranties, indemnities and similar rights in favor of the Company or any Ownership Entity with respect to any of the Loans; (vii) all rights of the Company or any Ownership Entity under the Related Agreements; and (viii) all rights of the Initial Member or any Failed Bank to any Deficiency Balances (as defined in the Contribution Agreement).

“Loan Documents” shall mean all documents, agreements, certificates, instruments and other writings (including all Underlying Collateral Documents) now or hereafter executed by or delivered or caused to be delivered by any Borrower or any Obligor evidencing, creating, guaranteeing or securing, or otherwise executed or delivered in respect of, all or any part of a Loan or any Acquired Property or evidencing any transaction contemplated thereby, and all Modifications thereto.

“Loan Participation” shall mean any loan listed on the Loan Schedule subject to a shared credit, participation, co lending or similar inter-creditor agreement under which the Initial Member, any Failed Bank, or the Receiver was, or the Company is, the lead or agent financial depository institution or otherwise managed or held the credit or sold participations, or under which the Initial Member, Failed Banks or the Receiver was, or the Company is, a participating financial depository institution or purchased participations in a credit managed by another Person.

“Loan Participation Agreement” shall mean an agreement under which the Initial Member, any Failed Bank or the Receiver was, or the Company is, the lead or agent financial depository institution or otherwise managed or held a shared credit or sold participations, or under which the Initial Member, any Failed Bank or the Receiver was, or the Company is, a participating financial depository institution or purchased participations in a credit managed by another Person.

“Loan Proceeds” shall mean all of the following: (i) any and all proceeds with respect to any or all of the Loans and any or all of the Underlying Collateral, including principal, interest, default interest, prepayment fees, premiums and charges, extension and exit fees, late fees, assumption fees, other fees and charges, insurance proceeds and condemnation payments (or any portion thereof) that are not used and disbursed to repair, replace or restore the related Underlying Collateral in accordance with the terms of the Loan Documents and the Ancillary Documents, and, with respect to any Acquired Property, operating cash flow realized from such Acquired Property net of Servicing Expenses, whether paid directly to the Company or payable to or distributed by an Ownership Entity; (ii) any and all proceeds from sales or other dispositions or refinancings of any or all of the Loans (including Acquired Property) net of Servicing Expenses incurred in connection with such sale or other disposition or refinancing; (iii) any proceeds from making a draw under any letter of credit or certificate of deposit held with respect to any Loan, provided that such draw is permitted by the terms of the Loan Documents; (iv) any recoveries from Borrowers or Obligors of any kind or nature with respect to the Loans;

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(v) any deposits or down payments forfeited by prospective purchasers or lessees of apartments or other units for space at any Underlying Collateral; and (vi) any interest or other earnings accrued and paid on any of the amounts described in the foregoing clauses (i) through (v) while held in the Collection Account or any Other Account; provided, however, that, with respect to proceeds of any Loan Participation (including as a result of any sale or other disposition of such Loan Participation or of Underlying Collateral relating thereto), the Loan Proceeds shall exclude any amounts payable to others under the applicable Loan Participation Agreement.

“Loan Schedule” shall have the meaning given in the recitals of this Agreement.

“Manager” shall have the meaning given in the preamble.

“MERS” shall mean Mortgage Electronic Registration Systems, Incorporated.

“MERS® System” shall mean the MERSCORP, Inc. mortgage electronic registry system, as more particularly described in the MERS Procedures Manual (a copy of which is attached as an exhibit to the Electronic Tracking Agreement).

“Modification” shall mean any extension, renewal, substitution, replacement, supplement, amendment or modification of any agreement, certificate, document, instrument or other writing, whether or not contemplated in the original agreement, document or instrument.

“Note” shall mean each note or promissory note, lost instrument affidavit, loan agreement, Loan Participation Agreement, intercreditor agreement, reimbursement agreement, any other evidence of indebtedness of any kind, or any other agreement, document or instrument evidencing a Loan, and all Modifications to the foregoing.

“Obligor” shall mean (i) any guarantor of all or any portion of any Loan or all or any of any Borrower’s obligations set forth and described in the Loan Documents or (ii) any other Person (other than the Borrower, the lender(s) and any administrative or other agent) that is obligated pursuant to the Loan Documents with respect to a Loan, and shall include the guarantor under any completion guaranty or similar document.

“Other Accounts” shall have the meaning given in Section 2.7.

“Ownership Entity” shall mean any direct wholly-owned subsidiary of the Company satisfying the requirements of an “Ownership Entity” as such term is defined in the LLC Operating Agreement, whether contributed or sold by the Initial Member to the Company on the Closing Date or formed or acquired by the Company thereafter.

“Paying Agent” shall mean the Paying Agent under the Custodial and Paying Agency

Agreement.

“Person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization, governmental or regulatory body or other entity.

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“Prior Servicer” shall have the meaning given in Section 4.2.

“Private Owner” shall have the meaning given in the recitals of this Agreement.

“Purchase Money Notes Guarantor” shall mean the FDIC, in its corporate capacity, as Purchase Money Purchase Money Notes Guarantor under the Purchase Money Notes Guaranty (as such terms are defined in the Custodial and Paying Agency Agreement).

“Qualified Servicer” shall mean any Person that (i) is properly licensed and qualified to conduct business in each jurisdiction in which such licenses and qualifications to conduct business are necessary for the servicing of the Loans and management of the Underlying Collateral and the Acquired Property, (ii) has the management capacity and experience to service Loans of the type held by the Company, especially performing and non-performing construction loans secured by multi-family residential properties or commercial properties, as applicable, including the number and types of loans serviced, and the ability to track, process and post payments, to furnish tax reports to Borrowers, to monitor construction, and to approve and disburse construction draws, (iii) either (x) has an Acceptable Rating or (y) is approved by and continues to be acceptable to the Manager in its sole discretion (it being understood that the Manager will not be permitted to grant such approval unless the Initial Member also consents, and may be required to withdraw such acceptance if the Initial Member so requests that the same be withdrawn), and (iv) in the event any of the serviced Loans are (or are required pursuant to the terms hereof to be) registered on the MERS® System, is a member of MERS.

“Receiver” shall have the meaning given in the recitals of this Agreement.

“Regulation AB” shall mean the regulations at 17 C.F.R. §§229.1100, et seq., as the same may be amended from time to time.

“Reimbursable Company Administrative Expenses” shall have the meaning given in the LLC Operating Agreement.

“Reimbursement, Security and Guaranty Agreement” shall mean the Reimbursement, Security and Guaranty Agreement dated as of the Closing Date among the FDIC, acting in its corporate capacity and as Receiver and as Collateral Agent, the Company, and the guarantors party thereto.

“Related Agreement” shall mean (i) any agreement, document or instrument (other than the Note and Underlying Collateral Documents) relating to or evidencing any obligation to pay or securing any Loan (including any equipment lease, letter of credit, bankers’ acceptance, draft, system confirmation of transaction, loan history, affidavit, general collection information, and correspondence and comments relating to any obligation), (ii) any agreement relating to real property or rights in or to any real property (including leases, tenancies, concessions, licenses or other rights of occupancy or use and security deposits related thereto), (iii) any collection, contingency fee, and tax and other service agreements (including those referred to in Section 4.2 of the Contribution Agreement) that are specific to the Loans (or any of them) and that are assignable, (iv) any letter of assurance, letter of credit or similar instrument evidencing an obligation of any Failed Bank, the Initial Member, the Company or any Ownership Entity that was issued for the benefit of any Person and relates in any way to a Loan or the acquisition,

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development or construction of any project with respect to which the proceeds of such Loan were used or were intended to be used, and (v) any interest rate swap arrangement between the Borrower and any of the Failed Banks, the Initial Member or the Company (in each case as the applicable lender, agent or other creditor under the Loan) that relates to any Loan.

“Related Party” shall mean with respect to any Person, any party related to such Person in the manner delineated in 26 U.S.C.A § 267(b) and the regulations promulgated thereunder, as such law and regulations may be amended from time to time.

“REO Property” shall mean any real property (and related personal property) included in the Acquired Property.

“Restricted Servicer Change of Control” shall mean any Change of Control with respect to the Servicer that has not been approved in writing by Initial Member and the Manager (which approval shall not be unreasonably withheld).

“Servicer” shall have the meaning given in the preamble.

“Servicer Advances” shall mean advances made by or on behalf of the Servicer to fund Servicing Expenses.

“Servicing Expenses” shall mean all customary and reasonable out-of-pocket fees, costs, expenses and indemnified amounts incurred in connection with servicing the Loans and the Acquired Property, including (i) any and all out-of-pocket fees, costs, expenses and indemnified amounts which a Borrower is obligated to pay to any Person or to reimburse to the lender, in each case, pursuant to the applicable Note or any other Loan Documents, including Escrow Advances, (ii) any and all reasonable out-of-pocket expenses necessary to protect or preserve the value of the Underlying Collateral or the priority of the Liens and security interests created by the Loan Documents relating thereto, including taxes, insurance premiums (including forced place insurance premiums), payment of ground rent, the costs of prevention of waste, repairs and maintenance, foreclosure expenses and legal fees and expenses relating to foreclosure or other litigation with respect to the Loans, (iii) any and all direct expenses related to the preservation, operation, management, leasing and sale of the Acquired Property (including real estate brokerage fees), (iv) Reimbursable Company Administrative Expenses, (v) subject to Section 4.6 of the LLC Operating Agreement (and excluding any amounts or claims the Private Owner is required to bear or indemnify pursuant to such Section 4.6), to the extent not covered by any of clauses (i) through (iv), legal fees and expenses (including judgments, settlements and reasonable attorneys fees) incurred by the Company, the Manager or the Servicer (including to reimburse any Subservicer) in its (or any Subservicer’s) defense of claims asserted against the Company (or the Manager, the Servicer or any Subservicer) that relate to one or more Loans or the conduct of the Business, and allege, as the basis for such claims, any act or omission of the Company (or the Manager, the Servicer or any Subservicer) but only if (1) such claims are not attributable to any act or omission of the Company, the Manager, the Servicer or any Subservicer in a manner inconsistent with, or in violation of, the Servicing Standard or any of the provisions of this Agreement, the LLC Operating Agreement or any other Ancillary Document, and, (2) (x) such claims are decided and there are final non appealable orders or judgments (unless the Initial Member has agreed in writing that no appeal needs to be taken) in favor of the Company (or the

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Manager or the Servicer) or if decided against the Company (or the Manager or the Servicer) without any finding of bad faith, gross negligence or willful misconduct on the part of any of the foregoing, or (y) there is entered into a final settlement of any such claim with the prior written consent of the Initial Member, (vi) subject to Section 4.6 of the LLC Operating Agreement, (x) expenses incurred in accordance with Section 4.5(c) of the Contribution Agreement and (y) expenses incurred in connection with any litigation (including any bankruptcy action) included in the Obligations (as defined in the Contribution Agreement) and assumed pursuant to Section 4.5(a) or (b) or Section 4.6 of the Contribution Agreement, (vii) any and all fees, costs and expenses in connection with the registration of the Purchase Money Notes as described in Article 2 of the Custodial and Paying Agency Agreement, including the fees for the registration of the Purchase Money Notes with the Depository Trust Company, and (viii) the costs of preparing, negotiating and recording any REO Mortgage (as defined in the Reimbursement, Security and Guaranty Agreement, including mortgage recording taxes) and the costs associated with the additional documentation required pursuant to Section 8.11 of the Reimbursement, Security and Guaranty Agreement, in each case pursuant to Section 8.11 of the Reimbursement, Security and Guaranty Agreement; provided, however, that Servicing Expenses shall not include any (A) Excluded Expenses or (B) costs or expenses to be funded (or which, assuming relevant conditions are satisfied, could be funded) using Funding Draws. For purposes of clarification, in connection with any reimbursement rights of the Initial Member (or any Prior Servicer) with respect to the period prior to the Closing Date, Servicing Expenses shall not include any Corporate Advances (as defined in the Contribution Agreement) made prior to the Closing Date.

“Servicing Fee” shall have the meaning given in Section 2.3.

“Servicing Obligations” shall have the meaning given in Section 2.4.

“Servicing Standard” shall have the meaning given in Section 2.4.

“Servicing Transfer Date” shall mean, with respect to any particular Loan or Group of Loans, the later of the Effective Date and the applicable “Servicing Transfer Date” for such Loan or Group of Loans as defined in, and determined pursuant to, the Contribution Agreement.

“Site Assessment” shall have the meaning given in Section 3.3.

“Specified Date” shall mean the 10th day of each month, or such other day as is agreed to by the Servicer and the Manager, provided, however, that, in any case, if such day is not a Business Day, the Specified Date shall be the immediately preceding Business Day.

“Specified Parent(s)” with respect to the Servicer shall mean any Person or Persons that the Manager and the Initial Member may agree from time to time shall be designated as the “Specified Parent” with respect to the Servicer; provided, that, (i) the Servicer’s initial Specified Parent is Clayton Holdings LLC, a Delaware limited liability company.

“Subservicer” shall have the meaning given in Section 4.1.

“Subservicing Agreement” shall have the meaning given in Section 4.2.

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“Termination Notice” shall mean any written notice of termination required pursuant to Article VII.

“Transferred LLC Interest Sale Agreement” shall mean that certain Limited Liability Company Interest Sale and Assignment Agreement dated the Closing Date between the Initial Member and the Private Owner.

“Underlying Collateral” shall mean any and all real or personal property, whether tangible, intangible or mixed, securing or pledged to secure a Loan, including (i) any account, equipment, guarantee or contract right, equity, partnership or other interest that is the subject of any Underlying Collateral Document and (ii) as the context requires, Acquired Property, whether or not expressly specified.

“Underlying Collateral Document” shall mean any pledge agreement, security agreement, personal, corporate or other guaranty, deed of trust, deed, trust deed, deed to secure debt, mortgage, contract for the sale of real property, assignment, collateral agreement, stock power or other agreement or document of any kind, whether an original or a copy, whether similar to or different from those enumerated, (i) securing in any manner the performance or payment by any Borrower or any Obligor of its obligations or the obligations of any Borrower or any Obligor pursuant to any of the Loans or Notes evidencing the Loans, or (ii) evidencing ownership of any Acquired Property.

“Uniform Commercial Code” shall mean the Uniform Commercial Code as in effect in any applicable jurisdiction, as amended from time to time.

“Unpaid Principal Balance” shall mean, at any time, (a) when used in connection with multiple Loans, an amount equal to the aggregate then outstanding principal balance of such Loans, and (b) when used with respect to a single Loan, an amount equal to the then outstanding principal balance of such Loan; provided, however, that:

(i) with respect to any Loan Participation (and any related Acquired Property), the Unpaid Principal Balance of such Loan Participation shall include only the Company’s allocable share thereof in accordance with the applicable Loan Participation Agreement;

(ii) with respect to any Acquired Property that is included among the Loans on the Closing Date, the Unpaid Principal Balance of such Acquired Property shall initially be the amount set forth on the Loan Schedule, as adjusted to its Adjusted Cut-Off Date Unpaid Principal Balance (as defined in, and determined pursuant to, the Contribution Agreement), and thereafter determined in the same manner as all other Acquired Property;

(iii) in the case of a Loan for which some or all of the related Underlying Collateral has been converted to Acquired Property (including REO Property), until such time as the Acquired Property (or any portion thereof) is liquidated, the unpaid principal balance of such Loan shall be deemed to equal the amount of the unpaid principal balance of such Loan (adjusted pro rata for debt forgiveness or retained indebtedness) at the time at which such Loan was converted to Acquired Property, plus, without duplication, any outstanding balance remaining on such Loan which is evidenced by a modification agreement or a replacement or successor promissory note executed by the borrower, less the net proceeds of any sales of any portions of the Acquired Property effective after such conversion.

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(iv) the Unpaid Principal Balance with respect to any Acquired Property will be increased by the amount of, without duplication, (A) any Funding Draws applied with respect thereto in accordance with this Agreement or any Ancillary Document, and (B) any Servicing Expenses capitalized thereto in accordance with applicable Law to the extent that capitalizing such Servicing Expenses would have been permitted under the applicable Loan Documents prior to the conversion of the Loan to the Acquired Property.

“Working Capital Expenses” shall mean any Servicing Expenses, Pre-Approved Charges (as such term is defined in the Contribution Agreement), Funding Draws (or permitted uses thereof, as the context may require), Management Fee, Interim Management Fee, Interim Servicing Fee (as each term is defined in the LLC Operating Agreement) or fees of the Custodian and Paying Agent.

“Working Capital Reserve” has the meaning given in Section 2.6(a).

“Working Capital Reserve Account” shall mean a segregated trust or custodial account established and maintained at a branch of the Paying Agent pursuant to the Custodial and Paying Agency Agreement (as the “Working Capital Reserve Account” defined therein) for purposes of holding and disbursing the Working Capital Reserve.

Section 1.2 Construction. This Agreement shall be construed and interpreted in accordance with the following:

(a) References to “Affiliates” include, with respect to any specified Person, only such other Persons which from time to time constitute “Affiliates” of such specified Person, and do not include, at any particular time, other Persons that may have been, but at such time have ceased to be, “Affiliates” of such specified Person, except to the extent that any such reference specifically provides otherwise.

(b) The term “or” is not exclusive.

(c) A reference to a Law includes any amendment, modification or replacement to such Law.

(d) References to any document, instrument or agreement (including this Agreement) (a) shall be deemed to include all appendices, exhibits, schedules and other attachments thereto and all documents, instruments or agreements issued or executed in replacement thereof, and (b) shall mean such document, instrument or agreement, or replacement thereto, as amended, modified and supplemented from time to time in accordance with its terms and as the same is in effect at any given time.

(e) Unless otherwise specified, the words “hereof,” “herein” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

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(f) The words “include” and “including” and words of similar import are not limiting, and shall be construed to be followed by the words “without limitation,” whether or not they are in fact followed by such words.

(g) The word “during” when used with respect to a period of time shall be construed to mean commencing at the beginning of such period and continuing until the end of such period.

(h) Unless the context otherwise requires, singular nouns and pronouns when used herein shall be deemed to include the plural and vice versa and impersonal pronouns shall be deemed to include the personal pronoun of the appropriate gender.

ARTICLE II

SERVICING OBLIGATIONS OF THE SERVICER

Section 2.1 Appointment and Acceptance as Servicer. Effective as of the date hereof (and, with respect to each Loan or Group of Loans, as of the applicable Servicing Transfer Date with respect thereto), the Manager appoints the Servicer to service, administer, manage and dispose of the Loans and the Underlying Collateral on behalf of and as an agent of the Manager.

Section 2.2 Limited Power of Attorney. The Manager hereby grants to the Servicer a limited power of attorney to execute all documents on its behalf (including as the “Manager” of the Company, in turn acting on behalf of the Company) in accordance with the Servicing Standard set forth below and as may be necessary to effectuate the Servicer’s obligations under this Agreement until such time as the Manager revokes said limited power of attorney. Revocation of the limited power of attorney shall take effect upon: (i) the receipt by the Servicer of written notice thereof from or on behalf of the Manager, or (ii) termination of this Agreement pursuant to Article VII.

Section 2.3 Servicing Fee. As consideration for servicing the Loans and the Underlying Collateral, the Manager shall pay the Servicer a servicing fee in the amount and at such times as are set forth on the Fee Schedule (the “Servicing Fee”).

Section 2.4 Servicing Standard. The Servicer shall take such actions and perform such duties in connection with the servicing, administration, management and disposition of the Loans and Underlying Collateral as are set forth on Schedule 3, as the same may be amended from time to time by the Manager and the Servicer (the “Servicing Obligations”). The Servicer shall perform its Servicing Obligations (i) in the best interests and for the benefit of the Company, (ii) in accordance with the terms of the Loans (and related Loan Documents), (iii) in accordance with the terms of this Agreement (including this Article II), (iv) in accordance with all applicable Law, (v) subject to Section 5.7, in accordance with the requirements of the LLC Operating Agreement, the Custodial and Paying Agency Agreement and the other Ancillary Documents, and (vi) to the extent consistent with the foregoing terms, in the same manner in which a prudent servicer would service and administer similar loans and in which a prudent servicer would manage and administer similar properties for its own portfolio or for other Persons, whichever standard is higher, but using no less care and diligence than would be customarily employed by a prudent servicer following customary and usual standards of practice of prudent mortgage

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lenders, loan servicers and asset managers servicing, managing and administering similar loans and properties on an arms’ length basis, provided that, with respect to each Loan and related Underlying Collateral, in the absence of a customary and usual standard of practice, the Servicer shall comply with the applicable Fannie Mae Guidelines, if any, with respect to similar loans or properties in similar situations (the requirements in clauses (i) through (vii) collectively, the “Servicing Standard”). In addition, the Servicer shall perform its Servicing Obligations without regard to (a) any relationship that the Servicer, the Company, the Manager or any Subservicer or any of their respective Affiliates may have to any Borrower or Obligor or any of their respective Affiliates, including any other banking or lending relationship and any other relationship described in Section 5.1(h), (b) the Company’s, the Manager’s, the Servicer’s or any Subservicer’s obligation to make disbursements and advances with respect to the Loans and the Underlying Collateral, (c) any relationship that the Servicer or any Subservicer may have to each other or to the Company, the Manager or any of their respective Affiliates, or any relationship that any of their respective Affiliates may have to the Company, the Manager or any of their respective Affiliates (other than the contractual relationship evidenced by this Agreement or any Subservicing Agreement), and (d) the Servicer’s or any Subservicer’s right to receive compensation (including the Servicing Fee) for its services under this Agreement or any Subservicing Agreement.

Section 2.5 Collection Account.

(a) The Servicer shall deposit into the Collection Account all Loan Proceeds on a daily basis (without deduction or setoff as provided in Section 11.2 hereof) within two Business Days after receipt thereof by the Servicer. The Servicer shall not cause funds from any other source (other than interest or earnings on the Loan Proceeds and the proceeds of Excess Working Capital Advances and Discretionary Funding Advances and other funds expressly permitted to be deposited into the Collection Account pursuant to the Custodial and Paying Agency Agreement) to be commingled in the Collection Account.

(b) Except as otherwise directed by the Manager, any and all amounts on deposit in (or that are required to have been deposited into) the Collection Account (including interest and earnings thereon) shall be disbursed strictly in accordance with this Agreement (including the additional terms and conditions set forth in the Servicing Obligations) for purposes of payment of applicable Working Capital Expenses (including the making of applicable Funding Draws); provided, however, that if the Servicer or any Subservicer erroneously deposits any amounts into the Collection Account, it may withdraw such erroneously deposited amount.

(c) Except as otherwise directed by the Manager, any and all amounts required to be remitted by the Servicer to the Collection Account under this Agreement shall be remitted by wire transfer, in immediately available funds.

(d) The Collection Account (and all funds therein) will be subject to an account control agreement among the Company, the Collateral Agent and the Paying Agent.

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Section 2.6 Working Capital Account.

(a) Pursuant to the LLC Operating Agreement and the Custodial and Paying Agency Agreement, the Company has established the Working Capital Reserve Account to be maintained with the Paying Agent, and the Initial Member and the Private Owner have funded into such Working Capital Reserve Account a reserve (together with such additional amounts as may from time to time be in such Working Capital Reserve Account, the “Working Capital Reserve”) in an initial amount of $30,000,000 for purposes of funding Working Capital Expenses of the Company to the extent there are insufficient funds for payment of the same from the funds in the Collection Account. Except as otherwise directed by the Manager, the Servicer shall not cause funds from any other source (other than interest or earnings on the Working Capital Reserve) to be commingled in the Working Capital Reserve Account (it being understood that deposits into such Working Capital Reserve Account shall be made only pursuant to the Custodial and Paying Agency Agreement).

(b) Except as otherwise directed by the Manager, any and all amounts on deposit in the Working Capital Reserve Account (including interest and earnings thereon) shall be disbursed strictly in accordance with this Agreement (including the additional terms and conditions set forth in the Servicing Obligations).

(c) The Working Capital Account (and all funds therein) will be subject to an account control agreement among the Company, the Collateral Agent and the Paying Agent.

Section 2.7 Escrow Accounts. Except as otherwise directed by the Manager, the Servicer shall establish and maintain one or more Eligible Accounts, each of which shall be held in trust for the benefit of the Company and the Collateral Agent (each, an “Escrow Account”, which term shall include all so-called “lockbox” accounts maintained under the Loan Documents and any other accounts maintained by the Company under the Loan Documents for amounts deposited or required to be depoisted therein by the applicable Borrower). Except as otherwise directed by the Manager, the Servicer shall deposit into the applicable Escrow Account on a daily basis all collections from the Borrowers for the payment of taxes, assessments, hazard insurance premiums, and comparable items for the account of the Borrowers, and all other amounts required to be deposited in such Escrow Account pursuant to the applicable Loan Documents. The Servicer shall pay to the Borrowers interest on funds in Escrow Accounts to the extent required by Law or the applicable Loan Documents.

Section 2.8 Other Accounts. At the direction of the Manager, the Servicer shall establish and maintain such other Eligible Accounts as may be directed by the Manager, each of which shall be held in trust for the benefit of the Company and the Collateral Agent, and shall be funded and disbursed only in accordance with such instructions as are provided by the Manager (“Other Accounts”).

Section 2.9 Maintenance of Insurance Policies; Errors and Omissions and Fidelity Coverage.

(a) The Servicer and each Subservicer shall cause insurance coverage to be maintained for the Underlying Collateral (including any Acquired Property) as required under

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the Reimbursement, Security and Guaranty Agreement and the LLC Operating Agreement, including, whether or not so required (but in all events subject to the requirements in LLC Operating Agreement and, for so long as the same remain in effect the Reimbursement, Security and Guaranty Agreement), insurance from an insurer reasonably acceptable to the Manager for each Loan with respect to which the Borrower has failed to maintain required insurance, fire, hurricane, flood and hazard insurance with extended coverage as is customary in the area in which the Underlying Collateral is located and in such amounts and with such deductibles as, from time to time, is directed by the Manager.

(b) The Servicer and each Subservicer shall maintain each of the following types of insurance coverage having such limits as described below:

(i) Errors & Omissions Liability with limits of not less than $10,000,000 per claim and $10,000,000 in the aggregate. The Manager shall be notified immediately upon the reduction of or potential reduction of 50% of the limits. The Manager may require that the Servicer and each Subservicer purchase additional limits to provide back to the required limits as stated above. “Potential reduction of 50%” shall mean any knowledge by the Servicer or Subservicer, as applicable, that a claim or the sum of all claims, current or initiated after effective date of policy which would reduce the limits by 50%.

(ii) Directors & Officers Liability with limits of not less than $10,000,000 each claim and $10,000,000 in the aggregate.

(iii) Crime Insurance or a Fidelity Bond in an amount of not less than $10,000,000 covering employee theft, forgery & alteration, wire/funds transfer, computer fraud, client coverage. Such coverage shall insure all employees or any other persons authorized by Servicer or Subservicer to handle any funds, money, documents and papers relating to any Loan, and shall protect the Servicer or Subservicer, as applicable, against losses arising out of theft, embezzlement, fraud, misplacement, and other similar causes. The Manager and the Company shall each be named as a loss payee with respect to claims arising out of assets handled under this Agreement or any applicable Servicing Agreement or Subservicing Agreement.

(iv) General Liability with limits of not less than $1,000,000 each occurrence, $2,000,000 in the aggregate, including coverage for products/completed operations, advertising and personal injury. The Manager and the Company shall each be named as additional insured. Policy shall include a Waiver of Subrogation in favor of the Manager and the Company.

(v) Auto Liability with a combined single limit of not less than $1,000,000 to provide coverage for any owned, hired, or non-owned vehicles.

(vi) Workers Compensation in such amount as required by the states in which the Servicer or Subservicer, as applicable, operates, including coverage for Employer’s Liability in an amount not less than, $1,000, 000. Policy shall include a Waiver of Subrogation in favor of the Manager and the Company.

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(vii) Umbrella Liability in an amount of not less than $10,000,000 each occurrence and in the aggregate.

All such policies shall be written with carriers having a minimum insurer rating of A- VIII from A.M. Best and A from Standard & Poor’s. All such policies shall have a minimum notice of cancellation of thirty (30) days, except for non-payment of premium whereby a ten (10) day notice of cancellation is acceptable. Certificates shall show each of the Manager and the Company as certificate holder, or as otherwise designated by the language in clauses (i)-(vii) above.

The Servicer shall provide (or shall cause each Subservicer to provide) the Purchase Money Notes Guarantor, the Manager and the Initial Member with certificates evidencing all such policies on the Effective Date (and, with respect to each Loan, the applicable Servicing Transfer Date with respect thereto) and each anniversary of the Closing Date thereafter, and otherwise upon request of the Manager, the Purchase Money Notes Guarantor or the Initial Member. Copies of fidelity bonds and insurance policies required to be maintained pursuant to this Section 2.9 shall be made available to the Manager, the Purchase Money Notes Guarantor and the Initial

Member or their respective representatives on the Effective Date (and, with respect to each Loan, on the applicable Servicing Transfer Date with respect thereto), and shall otherwise be made available to any of the Manager, the Purchase Money Notes Guarantor and the Initial Member and their respective representative upon request.

Section 2.10 Funding of Working Capital Expenses and Funding Draws. To the extent set forth in, and subject to the terms of, this Agreement (including the Servicing Obligations), the Servicer shall, on behalf of the Manager, in turn acting on behalf of the Company (and from Company funds made available by the Manager), make applicable Funding Draws and pay other applicable Working Capital Expenses; provided that the making of the same is consistent with the applicable terms and conditions in the Custodial and Paying Agency Agreement and, subject to Section 5.7, the applicable terms and conditions in the LLC Operating Agreement and the other Ancillary Documents. Servicer acknowledges that (a) subject to the Custodial and Paying Agency Agreement (and any permitted transfer or release as funds as provided therein), the Working Capital Reserve shall be used exclusively for funding of Working Capital Expenses (including the making of applicable Funding Draws with respect to specified Loans or related Acquired Property), but only if there are insufficient available funds in the Collection Account; (b) proceeds of Discretionary Funding Advances shall be used exclusively for making Funding Draws with respect to specified Loans or related Acquired Property (and in no event may Discretionary Funding Advances be used for payment of any Working Capital Expenses other than Funding Draws); and (c) proceeds of Excess Working Capital Advances shall be used exclusively for payment Working Capital Expenses other than Funding Draws (and in no event may Excess Working Capital Advances be used for the making of any Funding Draws) and for such other purposes as may be expressly permitted pursuant to the LLC Operating Agreement.

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Section 2.11 Expenses. Except as otherwise directed by the Manager, the Servicer shall use its reasonable best efforts to recover from Borrowers and Obligors all amounts of Servicing Expenses that are advanced by the Servicer (as permitted or required pursuant to the Servicing Obligations) as Servicer Advances to the extent that the Borrowers and Obligors are responsible for such Servicing Expenses under the Loan Documents. All such amounts not recovered from Borrowers or Obligors and all other Servicer Advances shall be reimbursed only in accordance with the terms set forth on Schedule 4, as the same may be amended from time to time by the Manager (without the consent of the Initial Member) and the Servicer. In no event may any Servicer Advances be deductible from or netted against any Loan Proceeds. In the event the Servicer is reimbursed for any amount that does not qualify as a Servicing Expense, the Servicer shall be obligated to refund such amounts to the Manager, or, if so directed by the Manager, directly to the Company (to the Collection Account) on the Specified Date immediately following the Servicer’s receipt of notice from the Manager requesting the same. No Servicer Advances shall bear interest chargeable in any way to the Company or deductible from any Loan Proceeds.

Section 2.12 Insured or Guaranteed Loans. If any Loans being serviced pursuant to this Agreement are insured or guaranteed by any Governmental Authority, the Servicer acknowledges and agrees that, if the Manager so directs pursuant to the Servicing Obligations with respect to such Loans, it shall take any and all actions as may be necessary to insure that such insurance or guarantees remain in full force and effect. The Servicer acknowledges and agrees that, upon assumption of the Servicing Obligations with respect to the Loans pursuant to this Agreement, it agrees to fulfill all of the Company’s obligations under the contracts of insurance or guaranty.

Section 2.13 Registration with MERS. In the event that any of the Loans are (or are required by the Servicing Obligations to be) registered on the MERS® System, the Servicer shall maintain (or register, as applicable) such Loan on the MERS® System and execute and deliver on behalf of the Company any and all instruments of assignment and other comparable instruments with respect to such assignment or re-recording of a mortgage securing a Loan in the name of MERS®, solely as nominee for the Company and its successors and assigns. The Manager shall be designated as the “servicer” and the “investor” with respect to the Loans that are registered on the MERS® System, and the Servicer shall be designated as the “subservicer” with respect to such Loans. No other Person shall be identified on the MERS® System as having any interest in any of the Loans unless otherwise consented to by the Manager. All Loans registered on the MERS® System shall remain registered on the MERS® System unless default, foreclosure or similar legal or MERS® requirements dictate otherwise. The Servicer shall provide the Manager and the Initial Member with such reports from the MERS® System as the Manager or the Initial Member, from time to time, may request, including to allow the Manager and the Initial Member to verify the Persons identified on the MERS® System as having any interest in any of the Loans and to confirm that the Loans required to be registered on the MERS® System are so registered. The Servicer shall also execute and deliver to the Company and the Initial Member the Electronic Tracking Agreement in the form of Exhibit B. Without limiting the foregoing, upon the request of the Manager or the Initial Member, the Servicer shall cause MERS® to run a query with respect to any and all specified fields on the MERS® System with respect to any or all of the Loans registered on the MERS® System and provide the results to the Manager and the Initial Member and, if requested by the Manager or the Initial Member, shall cause MERS® to change the information in such fields, to the extent MERS® will do so in accordance with its policies and procedures, to reflect its instructions.

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ARTICLE III

LOAN DEFAULTS; ACQUISITION OF COLLATERAL

Section 3.1 Delinquency Control. Except as otherwise directed by the Manager , the Servicer shall maintain a collection department that substantially complies with the Servicing Standard and protects the Company’s interests in the Loans and the Underlying Collateral in accordance with the Servicing Standard.

Section 3.2 Discretion of the Servicer in Responding to Defaults of Borrower. Upon the occurrence of an event of default under any of the Loan Documents, but subject to the other terms and conditions of this Agreement, including the Servicing Obligations of the Servicer and such direction as the Manager may otherwise provide that is consistent with the Servicer’s compliance with the Servicing Standard, the Servicer, with the consent of the Manager, shall cause to be determined the response to such default and course of action with respect to such default, including (a) the selection of attorneys to be used in connection with any action, whether judicial or otherwise, to protect the interests of the Company in the Loan and the Underlying Collateral, (b) the declaration and recording of a notice of such default and the acceleration of the maturity of the Loan, (c) the institution of proceedings to foreclose the Loan Documents, Underlying Collateral or Acquired Property securing the Loan pursuant to the power of sale contained therein or through a judicial action, (d) the institution of proceedings against any Obligor, (e) the acceptance of a deed in lieu of foreclosure, (f) the purchase of the real property Underlying Collateral at a foreclosure sale or trustee’s sale or the purchase of the personal property Underlying Collateral at a Uniform Commercial Code sale, and (g) the institution or continuation of proceedings to obtain a deficiency judgment against such Borrower or any Obligor and the collection of such judgment. Notwithstanding anything to the contrary contained herein, but subject to Section 5.7, the Servicer shall not, in connection with any such default or otherwise, take (or refrain from taking) any action if the taking (or refraining from taking) of such action is inconsistent with the terms of the LLC Operating Agreement or any other Ancillary Documents without the prior written consent of the Manager.

Section 3.3 Acquisition of Acquired Property. Any acquisition of Underlying Collateral shall conform with the terms and conditions of this Agreement (including the Servicing Obligations of the Servicer). With respect to any Loan as to which the Servicer has received actual notice of, or has actual knowledge of, any Environmental Hazard with respect to the related Underlying Collateral, the Servicer shall immediately provide written notice of same to the Manager. In addition, if the Manager so directs, prior to the acquisition of title to any Underlying Collateral, the Servicer shall cause to be commissioned with respect to such Underlying Collateral (i) a Transaction Screen Process consistent with ASTM Standard E 1528- 06, by an environmental professional or (ii) such other site inspections and assessments by a Person who regularly conducts environmental audits using customary industry standards as would customarily be undertaken or obtained by a prudent lender in order to ascertain whether there are any actual or threatened Environmental Hazards (a “Site Assessment”), and the cost of such Site Assessment shall be deemed to be a Servicing Expense as long as the costs for such Site Assessment were not paid to any Affiliate of the Manager or any Affiliate of the Servicer or any Subservicer. Except as is otherwise directed by the Manager, the Servicer or any Subservicer shall not acquire or otherwise cause the Company or any subsidiary or other entity in which the Company owns any interest to acquire all or any portion of any Underlying Collateral

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having any actual or threatened Environmental Hazard by foreclosure, deed in lieu of foreclosure, power of sale or sale pursuant to the Uniform Commercial Code or otherwise. If title to any Underlying Collateral that constitutes real property is to be acquired by foreclosure, by deed in lieu of foreclosure, by power of sale or by sale pursuant to the Uniform Commercial Code, or otherwise, title to such Acquired Property shall be taken by and held in the name of an Ownership Entity; provided, however, that for any Underlying Collateral which becomes Acquired Property after the Servicing Transfer Date relating thereto and with respect to which there exists any Environmental Hazard, the Ownership Entity that holds such Underlying Collateral may hold title only to the relevant Underlying Collateral with respect to which the Environmental Hazard exists.

Section 3.4 Administration of REO Properties. In addition to any other terms and conditions set forth herein, in connection with any REO Properties, the Servicer shall, in each case subject to applicable instructions from the Manager and the Servicing Obligations, comply with the following terms and conditions:

(a) The Servicer shall cause the applicable Ownership Entity to maintain insurance in compliance with applicable requirements herein and in the LLC Operating Agreement.

(b) The Servicer shall cause the applicable Ownership Entity to (i) perform the obligations that such Ownership Entity is required to perform under the leases to which it is a party in all material respects and (ii) enforce, in accordance with commercially reasonable practices for properties similar to the applicable REO Property, the material obligations to be performed by the tenants under such leases.

(c) The Servicer shall not permit any Ownership Entity to initiate or consent to any zoning reclassification of any portion of the REO Property owned by such Ownership Entity, or use or permit the use of any portion of an REO Property in any manner that could result in such use (taking into account any applicable variance obtained in accordance with the Servicing Standard) becoming a non-conforming use under any zoning ordinance or any other applicable land use law, rule or regulation, without the prior consent of the Manager, the Collateral Agent and the Initial Member.

(d) The Servicer shall not permit any Ownership Entity to suffer, permit or initiate the joint assessment of REO Property (i) with any other real property constituting a tax lot separate from such REO Property, and (ii) with any portion of an REO Property which may be deemed to constitute personal property, or any other procedure whereby the lien of any taxes which may be levied against such personal property shall be assessed or levied or charged to such REO Property.

(e) From and after the completion of any buildings or other improvements at an REO Property, the Servicer shall cause the applicable Ownership Entity to maintain such REO Property in a good and safe condition and repair (subject to such alterations as the Manager may from time to time determine to be appropriate in accordance with the Servicing Standard and applicable requirements herein and in the Ancillary Documents) and in accordance with applicable Law.

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(f) All property managers with respect to any REO Property shall, in their respective property management agreements or by separate agreement, subordinate their rights under such agreements (including their right to receive management fees) to the rights and interest of the Collateral Agent under the applicable REO Mortgage (as defined in the Reimbursement, Security and Guaranty Agreement).

(g) With respect to any REO Property that is leased under a ground or other lease (in each case, a “ground lease”), the Servicer shall cause the applicable Ownership Entity to (i) pay all rents and other sums required to be paid by the tenant under and pursuant to the provisions of the applicable ground lease as and when such rent or other charge is payable, and (ii) diligently and timely perform and observe all of the terms, covenants and conditions binding on the tenant under the ground lease. The Servicer shall not permit the applicable Ownership Entity to subordinate or consent to the subordination of any ground lease to any mortgage, lease or other interest on or in the ground lessor’s interest in the applicable REO Property without the prior consent of the Manager and the Collateral Agent unless such subordination is required under the provisions of such ground lease.

(h) In the event the Manager elects to fund the construction of the REO Property (pursuant to Funding Draws for such purpose), then the Servicer shall cause each Ownership Entity to pursue with diligence the construction of the REO Property owned by such Ownership Entity (i) in accordance with the construction, construction management (if any) and all other material contracts relating to such construction, and all requirements of Law, all restrictions, covenants and easements affecting such REO Property, and all applicable governmental approvals, (ii) in substantial compliance with the plans and specifications therefor as in existence on the Closing Date and as thereafter modified by the Manager (or the Servicer, to the extent permitted in the Servicing Obligations), (iii) in a good and workmanlike manner and free of defects, (iv) in a manner such that such REO Property remains free from any Liens, claims or assessments (actual or contingent) for any material, labor or other item furnished in connection therewith and (v) in conformance with the requirements for Funding Draws.

(i) Notwithstanding any other provision of this Section 3.4 to the contrary, (i) in operating, managing, leasing or disposing of any REO Property, the Servicer shall act in the best interests of the Company, and the members and creditors of the Company (including the FDIC in its various capacities) and in accordance with the Servicing Standard, and (ii) without relieving the Servicer of any obligation elsewhere in this Agreement, and subject to any applicable Servicing Obligations, the Servicer shall not be required to act in accordance with a specific provision of this Section 3.4 if such action is (A) not in the best interests of Company and the members and creditors of the Company (including the FDIC in its various capacities), as determined by the Servicer in the exercise of its reasonable discretion, or (B) not in accordance with the Servicing Standard.

(j) The Servicer shall furnish to the Manager, the Collateral Agent and the Initial Member such reports regarding the construction, leasing and sales efforts of or relating to the REO Property as the Manager, the Collateral Agent or the Initial Member shall reasonably request.

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ARTICLE IV

SUBSERVICING

Section 4.1 Retention of Subservicer. The Servicer may engage or retain one or more subservicers, including Affiliates of the Manager or of the Servicer (individually and collectively, “Subservicer”), as it may deem necessary and appropriate, provided that any Subservicer meets the requirements set forth in the definition of Qualified Servicer.

Section 4.2 Subservicing Agreement Requirements. Any subservicing agreement with any Subservicer (“Subservicing Agreement”) shall, among other things:

(a) provide for the servicing of the Loans and management of the Underlying Collateral by the Subservicer in accordance with the Servicing Standard and the other terms of this Agreement and the LLC Operating Agreement;

(b) be terminable upon no more than thirty (30) days prior notice in the event of any Event of Default (as defined in the LLC Operating Agreement), any Default under this Agreement or any default under the Subservicing Agreement as set forth in Section 4.2(m) below;

(c) provide that the Servicer as well as the Manager and the Initial Member shall each be entitled to exercise termination rights thereunder;

(d) provide that the Subservicer and the Servicer acknowledge that the Subservicing Agreement constitutes a personal services agreement between the Servicer and the Subservicer;

(e) provide that each of the Initial Member and the Manager is a third party beneficiary under the Subservicing Agreement for all purposes and is entitled to enforce the Subservicing Agreement, and that each of the FDIC, the Purchase Money Notes Guarantor and the Company is a third party beneficiary thereunder to the extent of any rights expressly granted to such Person under the Subservicing Agreement (and such Subservicing Agreement shall include rights in favor of the FDIC, the Purchase Money Notes Guarantor and the Company that are equivalent to the rights granted to such Persons hereunder) and is entitled to enforce the Subservicing Agreement with respect to such rights; and further provide that in no event shall any amendment or waiver to any such Subservicing Agreement limit or affect any rights of any such third party beneficiary thereunder without the express written consent of such third party beneficiary;

(f) provide that (i) upon removal of the Manager as the “Manager” pursuant to the LLC Operating Agreement and/or notice from the Initial Member or the Manager of the occurrence of any Event of Default (as defined in the LLC Operating Agreement) under the LLC Operating Agreement, the Initial Member (and any successor “Manager” under the LLC Operating Agreement) may exercise all of the rights of the Manager under this Agreement and further cause the termination or assignment to any other Person of this Agreement (and, in the event of any such termination or assignment of this Agreement, the termination or assignment of any Subservicing Agreement), without penalty or payment of any fee, and (ii) upon the occurrence of any Default under this Agreement, each of the Manager (or applicable successor

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“Manager” under the LLC Operating Agreement) and the Initial Member may exercise all of the rights of (A) the Manager under this Agreement and cause the termination or assignment of this Agreement to any other Person, without penalty or payment of any fee, and (B) the Servicer under the Subservicing Agreement and cause the termination or assignment of the Subservicing Agreement to any other Person, without penalty or payment of any fee;

(g) provide that the Initial Member, the Manager, the Purchase Money Notes Guarantor and the Company (and each of their respective representatives) shall each have access to and the right to review, copy and audit the books and records of the Subservicer and that the Subservicer shall make available its officers, directors, employees, accountants and attorneys to answer the Initial Member’s, the Manager’s, the Purchase Money Notes Guarantor’s and the Company’s (and each of their respective representatives’) questions or to discuss any matter relating to the Subservicer’s affairs, finances and accounts, as they relate to the Loans, the Underlying Collateral, the Servicing Obligations, the Collection Account, the Escrow Accounts or any Other Accounts established or maintained pursuant to this Agreement or the Subservicing Agreement, accounts created under the Custodial and Paying Agency Agreement or any matters relating to this Agreement or the Subservicing Agreement or the rights or obligations thereunder;

(h) provide that all Loan Proceeds are to be deposited into the Collection Account on a daily basis (without reduction or setoff as provided in Section 11.12 hereof) within two Business Days of receipt and that under no circumstances are any funds, other than Loan Proceeds and interest and earnings thereon and the proceeds of Working Capital Advances and Discretionary Funding Advances, to be commingled into the Collection Account;

(i) provide that the Subservicer shall not sell, transfer or assign its rights under the Subservicing Agreement with the Servicer and that any prohibited sale, transfer or assignment shall be void ab initio;

(j) provide that the Subservicer consents to the immediate termination of the Subservicer pursuant to Section 7.2 of this Agreement;

(k) provide that there shall be no right of setoff on the part of the Subservicer against the Loan Proceeds (or the Company);

(l) provide for such other matters as are necessary or appropriate to ensure that the Subservicer is obligated to comply with the Servicing Obligations of the Servicer hereunder in the conduct of such matters as are delegated to the Subservicer;

(m) (i) contain default provisions that relate to the actions of the Subservicer that correspond to the provisions of Section 7.1(a), (b), (c), (d), (e), (f), and (g) and (h) of this Agreement, and (ii) provide that each of the Manager and the Initial Member has the right (x) to terminate the Subservicing Agreement by providing written notice upon the occurrence of any such default, without any cure period other than as may be provided for in such default provisions under such Subservicing Agreement (which cure periods shall be no longer than the cure provisions in the corresponding provisions of Section 7.1 of this Agreement), and (y) otherwise to enforce the rights of the Servicer under the Subservicing Agreement;

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(n) provide that (i) the Subservicer consents to its immediate termination under the Subservicing Agreement upon the occurrence of any of (x) a Default under Section 7.1(b) of this Agreement, or (y) an Insolvency Event with respect to the Subservicer or any of its Related Parties, and (ii) the occurrence of any Insolvency Event with respect to the Subservicer or any of its Related Parties constitutes a default under the Subservicing Agreement;

(o) provide a full release and discharge of the Initial Member, the Company, the Existing Servicers (as defined in the Contribution Agreement), the FDIC, in relation to any particular Loan, the relevant Failed Bank and any predecessor-in-interest thereof, any Ownership Entities existing as of the applicable Servicing Transfer Date, and all of their respective officers, directors, employees, agents, attorneys, contractors and representatives, and all of their respective successors, assigns and Affiliates (but excluding, in all cases, the Manager) (any such Person, a “Prior Servicer” and collectively, the “Prior Servicers”), from any and all claims (including any counterclaim or defensive claim), demands, causes of action, judgments or legal proceedings and remedies of whatever kind or nature that the Subservicer had, has or might have in the future, whether known or unknown, which are related in any manner whatsoever to the servicing of the Loans by the Prior Servicers prior to the applicable Servicing Transfer Date (other than due to gross negligence, violation of law or willful misconduct of such Prior Servicer);

(p) provide that all Loans registered on the MERS® System shall remain registered unless default, foreclosure or similar legal or MERS requirements dictate otherwise;

(q) provide that the Subservicer shall immediately notify the Manager and the Initial Member upon becoming aware of any Subservicer or any Affiliate thereof at any time, (i) being or becoming a partner or joint venturer with any Borrower or Obligor, (ii) being or becoming an agent of any Borrower or Obligor, or allowing any Borrower or Obligor to be an agent of such Subservicer or of any Affiliate thereof, or (iii) having any interest whatsoever in any Borrower or Obligor; and

(r) not conflict with the Servicing Standard or any other terms or provisions of this Agreement, the LLC Operating Agreement, the Custodial and Paying Agency Agreement or any of the other Ancillary Documents insofar as such other terms or provisions apply to the Subservicer or the Servicing Obligations. Nothing contained in any Subservicing Agreement shall alter any obligation of the Servicer under this Agreement or the Manager under the LLC Operating Agreement and, in the event of any inconsistency between the Subservicing Agreement and the terms of either this Agreement or the LLC Operating Agreement, the terms of this Agreement or the LLC Operating Agreement, as applicable, shall apply.

Section 4.3 Servicer Liable for Subservicers. Notwithstanding anything to the contrary contained herein, the use of any Subservicer shall not release the Servicer from any of its Servicing Obligations or other obligations under this Agreement, and the Servicer shall remain responsible and liable for all acts and omissions of each Subservicer as fully as if such acts and omissions were those of the Servicer. All actions of any Subservicer performed pursuant to the Subservicing Agreement with the Servicer shall be performed as an agent of the Servicer. No Subservicer shall be paid any fees or indemnified out of any Loan Proceeds, it being understood that all fees and related costs and liabilities of retaining any Subservicers shall be the sole responsibility of the Servicer.

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Section 4.4 Manager Approval Required. Each Subservicing Agreement and all amendments and modifications thereto and the selection of the Subservicer, regardless of whether the Subservicer is an Affiliate of the Servicer, shall be subject to the prior written approval of the Manager (which approval shall not be unreasonably withheld, delayed or conditioned so long as the provisions required under Section 4.2 are not modified or deleted). A copy of all Subservicing Agreements, as executed and delivered and all amendments thereto, shall be provided to the Manager.

Section 4.5 Regulation AB Requirements. The Servicer shall use commercially reasonable efforts to maintain in place, and to confirm, where applicable, that each Subservicer has in place, policies and procedures to comply with the relevant servicing criteria provisions of Section 1122(d)(1) of Regulation AB that are applicable and relate to the servicing being conducted under this Agreement, including for purposes of preparation and delivery of the annual reports (including the independent accountant report) required pursuant to Section 5.2(g) below; provided that the following Regulation AB criteria shall not be deemed relevant to the servicing being conducted under this Agreement: Section 1122(d)(1)(iii) regarding backup servicer requirements; Sections 1122(d)(3)(i-iv) regarding paying agent requirements; and Section 1122(d)(4)(xv) regarding external credit enhancement.

ARTICLE V

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SERVICER

Section 5.1 Representations and Warranties. The Servicer hereby makes the following representations and warranties as of the date hereof:

(a) The Servicer (i) is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) has qualified or will qualify to transact business as a foreign entity and will remain so qualified, in the state or states and other jurisdictions where the Loans or the nature of the Servicer’s activities under this Agreement makes such qualification necessary; (iii) has all licenses and other governmental approvals necessary to carry on its business as now being conducted and to perform its obligations hereunder; and (iv) has established and shall maintain its principal place of business in the United States.

(b) The Servicer has all requisite power, authority and legal right to service each Loan, and to execute, deliver and perform, and to enter into and consummate the transactions contemplated by, this Agreement, and this Agreement has been duly authorized by all requisite corporate action on the part of the Servicer.

(c) This Agreement and all agreements contemplated hereby to which the Servicer is or will be a party constitute the valid, legal, binding and enforceable obligations of the Servicer, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally, and by general principles of equity (regardless of whether such enforcement is considered in a

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proceeding in equity or at law); and all requisite corporate action has been taken by the Servicer to make this Agreement and all agreements contemplated hereby to which the Servicer is or will be a party valid and binding upon the Servicer in accordance with their terms and conditions.

(d) The Persons executing this Agreement on behalf of the Servicer are duly authorized to do so.

(e) The execution and delivery of this Agreement by the Servicer, the servicing of the Loans and the Underlying Collateral under this Agreement, the consummation of any other of the transactions contemplated by this Agreement, and the fulfillment of or compliance with the terms hereof are in the ordinary course of business of the Servicer and will not (i) result in a breach of any term or provision of the articles or charter or bylaws or other organizational documents of the Servicer; (ii) conflict with, result in a breach, violation or acceleration of, or result in a default (or an event which, with notice or lapse of time, or both, would constitute a default) under the terms of any agreement or other instrument to which the Servicer is a party or by which it may be bound; or (iii) constitute a violation of any Law applicable to the Servicer, and the Servicer is not in breach or violation of any agreement or instrument, or in violation of any Law of any Governmental Authority having jurisdiction over it which breach or violation may impair the Servicer’s ability to perform or meet any of its obligations under this Agreement.

(f) No litigation is pending or, to the Servicer’s knowledge, threatened, against the Servicer that would prohibit the Servicer from entering into this Agreement or is likely to materially and adversely affect either the ability of the Servicer to perform its obligations under this Agreement or the financial condition of the Servicer.

(g) Any consent, approval, authorization or order of any Governmental Authority required for the execution, delivery and performance by the Servicer of or compliance by the Servicer with this Agreement or the consummation of the transactions contemplated by this Agreement has been obtained and is effective.

(h) Neither the Servicer nor any Subservicer or their respective Controlled Affiliates shall, at any time, (i) be a partner or joint venturer with any Borrower or Obligor, (ii) be an agent of any Borrower or Obligor, or allow any Borrower or Obligor to be an agent of the Servicer or any Subservicer or any such Controlled Affiliate of either, or (iii) have any interest whatsoever in any Borrower or Obligor.

(i) The Servicer is, and all times so long as this Agreement is in effect shall remain, a Qualified Servicer.

Section 5.2 Reporting, Books and Records and Compliance Covenants. The Servicer covenants to the Manager as follows:

(a) The Servicer shall be responsible for submitting all Internal Revenue Service information returns related to each Loan for all applicable periods commencing with the Servicing Transfer Date with respect thereto (or, if later, the Effective Date). Information returns include reports on Forms 1098 and 1099 and any other reports required by Law. The Servicer shall be responsible for submitting all information returns required under applicable Law of any

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foreign Governmental Authority, to the extent such are required to be filed by the Company under such Law, relating to the Loans, for the calendar or tax year in which the Effective Date falls and thereafter.

(b) The Servicer shall cause to be kept and maintained, at all times, at the Servicer’s principal place of business, a complete and accurate set of files, books and records (including records transferred by the Manager to the Servicer) regarding the Loans and the Underlying Collateral, and the Company’s interests in the Loans and the Underlying Collateral, including records relating to the Collection Account, the Working Capital Reserve Account, the Escrow Accounts and any Other Accounts maintained in connection with the Loans, Servicer Advances, Funding Draws and other Working Capital Expense and collection and remittance of Loan Proceeds. The books of account shall be maintained in a manner that provides sufficient assurance that: (a) transactions are executed in accordance with the general or specific authorization of the Manager consistent with the provisions of the LLC Operating Agreement; and (b) transactions of the Company are recorded in such form and manner as will: (i) permit preparation of federal, state and local income and franchise tax returns and information returns in accordance with the LLC Operating Agreement and as required by Law; (ii) permit preparation of the Company’s financial statements in accordance with GAAP and the LLC Operating Agreement and the provisions of the reports required to be provided thereunder; and (iii) maintain accountability for the Company’s assets.

(c) The Servicer shall cause all such books and records to be maintained and retained until the date that is the later of ten (10) years after the Closing Date and three (3) years after the date on which the final Loan Proceeds are distributed to the Company, which date shall be established by notice to the Servicer from the Manager. All such books and records shall be available during such period for inspection by the Manager, the FDIC, the Purchase Money Notes Guarantor, and the Initial Member (and their respective representatives, including any applicable Governmental Authority) at all reasonable times during business hours on any Business Days (or, in the case of any such inspection after the term hereof, at such other location as is provided by notice to the Manager, the FDIC, the Purchase Money Notes Guarantor and the Initial Member, as applicable), in each instance upon not less than two (2) Business Days’ prior notice to the Servicer. Upon request by the Manager, the Servicer, at the sole cost and expense of the Manager, shall promptly send copies (the number of copies of which shall be reasonable) of such books and records to the Manager. The Servicer shall provide the Manager with reasonable advance notice of the Servicer’s intention to destroy or dispose of any documents or files relating to the Loans and, upon the request of the Manager, shall allow the Manager, at its own expense, to recover the same from the Servicer. The Servicer shall also maintain complete and accurate records reflecting the status of taxes, ground rents and other recurring charges which could become a Lien on any Underlying Collateral.

(d) The covenants set forth in Section 5.2(b) and (c) above to maintain a complete and accurate set of records shall encompass all files in the Servicer’s custody, possession or control pertaining to the Loans and the Underlying Collateral, including (except as required to be held by the Custodian pursuant to the Custodial and Paying Agency Agreement) all original and other documentation pertaining to the Loans and the Underlying Collateral, all documentation relating to items of income and expense pertaining to the Loans and the Underlying Collateral, and all of the Servicer’s (and any Subservicer’s) internal memoranda pertaining to the Loans and the Underlying Collateral.

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(e) The Servicer shall cause to be furnished to the Manager, each month on the Specified Date, commencing with April 2010 (or such other date as may be set forth in the Servicing Obligations), a monthly Electronic Report on the Loans and Underlying Collateral containing such information and substantially in the form set forth on Schedule 5 as the same may be amended from time to time by the Manager (without the consent of the Initial Member) and the Servicer (the “Electronic Report”). The Electronic Report shall include, but not be limited to, the information required for the Manager to prepare, in accordance with the LLC Operating Agreement, the “Distribution Date Report” and the “Monthly Report” (each as defined in the LLC Operating Agreement), and such other reports and information as the Manager shall reasonably require, to the extent such information is reasonably available to the Servicer. Notwithstanding the above, with respect to any period prior to the applicable Servicing Transfer Date, the applicable Electronic Reports may exclude certain of the information otherwise required to be included therein if and to the extent the Initial Member is obligated to provide such information (or other information that is a prerequisite to the Servicer being able to provide such information) to the Servicer and the Manager pursuant to the interim servicing and asset management support obligation set forth in Section 3.3 of the Contribution Agreement and the Initial Member fails to timely deliver such information to the Servicer and the Manager.

(f) The Servicer shall deliver, and shall cause each Subservicer to deliver, to the Manager, on or before March 10th of each year, or such other day as the Manager and the Servicer may agree, commencing in the year 2011, an annual officer’s certificate stating, as to the signer thereof, that (i) a review of such party’s activities during the preceding calendar year (or other applicable period as set forth below in this Section 5.2(f)) and of its performance under this Agreement (or, as applicable, any Subservicing Agreement) has been made under such officer’s supervision, and (ii) to the best of such officer’s knowledge and belief, based on such review, such party has fulfilled all of its obligations under this Agreement (or, as applicable, any Subservicing Agreement) in all material respects throughout such year or portion thereof or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure and the nature and status thereof. The first such officer’s certificate shall, with respect to any Loan, shall cover the period commencing on the Servicing Transfer Date and continuing through the end of the 2010 calendar year. In the event any Subservicer was terminated, resigned or otherwise performed in such capacity for only part of a year (or other applicable period, as the case may be, with respect to the period commencing, with respect to any Loan, on the Servicing Transfer Date through the end of the 2010 calendar year), such party shall provide an officer’s certificate pursuant to this Section 5.2 with respect to such portion of the year (or other applicable period).

(g) On or before March 10th of each year, or such other day as the Manager and the Servicer agree, commencing in the year 2011, the Servicer shall, or shall cause each applicable Subservicer to, provide to the Manager (and/or to such other Person as the Manager may direct) the annual reports (including the independent accountant report) for the prior year (or other applicable period as set forth below) required under Section 1122 of Regulation AB (regardless of whether any such requirements apply, by their terms, only to companies registered or required to file reports with the Securities and Exchange Commission) with respect to the

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relevant servicing criteria provisions of Section 1122(d)(1) of Regulation AB that are applicable to the servicing being conducted under this Agreement pursuant to Section 4.5 above. The first such reports shall cover the period commencing on the Effective Date (and for each Loan, covering the period from the applicable Servicing Transfer Date) and continuing through the end of the 2010 calendar year.

(h) In connection with the Manager’s obligations under the LLC Operating Agreement to prepare, review and periodically update Business Plans and Consolidated Business Plans, the Servicer shall prepare and deliver to the Manager, and thereafter periodically update, such Business Plans and Consolidated Business Plans, or relevant portions thereof or information to be included therein, in each case to the extent set forth and required pursuant to Schedule 7 hereto as the same may be amended from time to time by the Manager and the Servicer without the consent of the Initial Member (the “Business Plan Schedule”). Upon reasonable notice by the Initial Member, the Purchase Money Notes Guarantor or the Manager, the Servicer shall make its personnel who are familiar with the Business Plans and Consolidated Business Plans (or relevant portions thereof) available during normal business hours for the purposes of discussing such Business Plans and Consolidated Business Plans with representatives of the Initial Member, the Purchase Money Notes Guarantor and/or the Manager and responding to questions therefrom.

Section 5.3 Audits. Until the later of the date that is ten (10) years after the Closing Date and the date that is three (3) years after the date on which the final Loan Proceeds are distributed to the Company, which date shall be established by notice to the Servicer from the Manager, the Servicer shall, and shall cause each Subservicer to, (a) provide the Manager, the Purchase Money Notes Guarantor and the Initial Member and their respective representatives (including any Governmental Authority), during normal business hours and on reasonable notice, with access to and the right to review all of the books of account, reports and records relating to the Loans or any Underlying Collateral, the Servicing Obligations, the Collection Account, the Escrow Accounts, any Other Accounts or any matters relating to this Agreement or the rights or obligations hereunder, (b) permit such representatives to make copies of and extracts from the same, (c) allow the Manager, the Purchase Money Notes Guarantor and the Initial Member to cause such books to be audited by accountants selected by the Manager, the Purchase Money Notes Guarantor or the Initial Member, as applicable, and (d) allow the Manager, the Purchase Money Notes Guarantor and the Initial Member to discuss the Servicer’s and Subservicer’s affairs, finances and accounts, as they relate to the Loans, the Underlying Collateral, the Servicing Obligations, the Collection Account, the Escrow Accounts, and any Other Accounts or any other matters relating to this Agreement or the rights or obligations hereunder, with its officers, directors, employees, accountants (and by this provision the Servicer hereby authorizes such accountants to discuss such affairs, finances and accounts with such representatives), Subservicers, and attorneys. Any expense incurred by the Manager, the Purchase Money Notes Guarantor or the Initial Member and any reasonable out-of-pocket expense incurred by the Servicer in connection with the exercise by the Manager, the Purchase Money Notes Guarantor or the Initial Member of its rights in this Section 5.3 shall be borne by the Manager, the Purchase Money Notes Guarantor or the Initial Member, as applicable (and in all events subject to any obligation of the Manager to bear such expenses of the Purchase Money Notes Guarantor or the Initial Member pursuant to the LLC Operating Agreement); provided, however, that any expense incident to the exercise by Manager, the Purchase Money Notes Guarantor or the Initial Member of their respective rights pursuant to this Section 5.3 as a result of or during the continuance of an Default by the Servicer hereunder shall in all cases be borne by the Servicer.

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Section 5.4 No Liens. The Servicer (i) shall not place or voluntarily permit any Lien to be placed on any of the Loans, the Underlying Collateral, the Loan Documents or the Loan Proceeds, except, in the case of the Underlying Collateral, (x) as permitted under the Loan Documents where the applicable Borrower is not in default thereunder and (y) as permitted by the terms of the Reimbursement, Security and Guaranty Agreement, and (ii) shall not take any action to interfere with the Collateral Agent’s rights as a secured party with respect to the Loans, the Underlying Collateral and the Loan Proceeds.

Section 5.5 Servicer’s Duty to Advise; Delivery of Certain Notices. In addition to such other reports and access to records and reports as are required to be provided to the Manager, the Purchase Money Notes Guarantor and the Initial Member hereunder, the Servicer shall cause to be delivered to the Manager such information relating to the Loans, the Underlying Collateral, the Servicer and any Subservicer as the Manager may reasonably request from time to time and, in any case, shall ensure that the Manager is promptly advised, in writing, of any matter of which the Servicer or Subservicer becomes aware relating to the Loans, any of the Underlying Collateral, the Collection Account, the Escrow Accounts, any accounts created under the Custodial and Paying Agency Agreement, any Other Accounts or any Borrower or Obligor that materially and adversely affects the interests of the Company, the Purchase Money Notes Guarantor or the Initial Member. Without limiting the generality of the foregoing, the Servicer shall immediately notify the Manager of (i) any claim, threatened claim or litigation against the Servicer, the Company, the Manager or the Initial Member arising out of or with respect to any Loan, (ii) any material notice from any Governmental Authority relating to any Underlying Collateral, (iii) any occurrence which could reasonably be expected to result in cost overruns with respect to any Loan or Acquired Property for which Funding Draws have been, or are contemplated to be, made, or (iv) any other occurrence which would reasonably be expected to materially hamper, prevent or interfere with the effectuation of any then-applicable Business Plans or Consolidated Business Plan. In addition, the Servicer shall cause to be delivered to the Manager information indicating any possible Environmental Hazard with respect to any Underlying Collateral. Further, the Servicer shall cause to be furnished to the Manager, each month on the Specified Date, commencing the first month following the Effective Date and together with the Electronic Report, a report with respect to each Loan and Underlying Collateral (i) containing a summary of the progress made, to the extent applicable, in the construction, marketing and leasing of the applicable project since the last such report, (ii) in the case of any Loan, describing the remedial efforts or enforcement actions, if any, being undertaken by the Servicer with respect to the applicable Loan, (iii) describing the status of the activities contemplated by the Business Plans and the Consolidated Business Plan(which, among other things, identifies any facts or circumstances which are reasonably likely to hamper, interfere with, prevent or postpone effectuation of the applicable Business Plans or Consolidated Business Plan), (iv) to the extent applicable, containing an itemized statement of costs and expenses remaining to be paid in order to complete construction of the applicable project (including capitalized interest, real estate taxes and other soft costs), (v) to the extent requested by the Manager, any materials delivered by the Borrower to the Company or the Servicer pursuant to the applicable Loan Documents not theretofore delivered to the Manager (including, without limitation, copies of all plans and specifications, construction budgets and construction

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schedules, construction contracts, architect’s agreements, leasing and brokerage agreements, management agreements (and modifications to each of the foregoing) and materials delivered by the applicable Borrower in connection with each request for an advance under the related Loan and (vi) such other information as the Manager reasonably requests.

Section 5.6 Notice of Breach or Change of Control. The Servicer shall immediately notify the Manager of (i) any failure or anticipated failure on its part to observe and perform any warranty, representation, covenant or agreement required to be observed and performed by it as the Servicer, and (ii) any Change of Control with respect to the Servicer.

Section 5.7 Copies of Documents. Copies of the LLC Operating Agreement and the other Ancillary Documents (or portions thereof) as Manager has determined to be necessary for the Servicer to be familiar with in order to perform its obligations hereunder have been delivered to the Servicer by the Manager, and the Servicer acknowledges receipt thereof. The Manager may from time to time deliver to the Servicer such amendments, modifications or additional Ancillary Documents (or portions of any thereof) as Manager may determine to be so necessary for the continued performance by Servicer of its obligations hereunder. All references herein to the Servicer’s obligations with respect to such LLC Operating Agreement and other Ancillary Documents shall, as between the Manager and the Servicer (and without limitation of obligations of the Manager, or the rights of the Initial Member or the Purchase Money Notes Guarantor, under this Agreement, the LLC Operating Agreement or the other Ancillary Documents), be deemed to refer to the LLC Operating Agreement and other Ancillary Documents (or portions thereof) as have been, or from time to time are, delivered to Servicer.

Section 5.8 Financial Information. The Servicer will submit to the Company, with copies thereof to be delivered by the Servicer to the Purchase Money Notes Guarantor and the Initial Member, (i) within forty-five (45) days after the end of each of its fiscal quarters, commencing on the Effective Date, and (ii) within ninety (90) days after the end of each of its fiscal years, commencing on the Effective Date, a letter certified by an officer of the Servicer that details certain agreed upon financial trends and ratios relating to the Servicer (and/or such other financial information as the Manager, the Purchase Money Notes Guarantor or the Initial Member may reasonably request from time to time).

ARTICLE VI

MANAGER CONSENT

Section 6.1 Actions Requiring Manager Consent. Notwithstanding anything to the contrary contained in this Agreement, the Servicer shall not cause or permit to be taken any of the following actions without the prior written consent of the Manager (which may require the Manager to obtain the consent of the Initial Member and/or the Purchase Money Notes Guarantor), which consent may be withheld or conditioned in the sole and absolute discretion of the Manager:

(a) conducting Bulk Sales except as expressly permitted in the Servicing Obligations (and in all events subject to the limitations set forth in the LLC Operating Agreement);

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(b) the payment of fees to, the sale or other transfer (including through foreclosure or by deed in lieu thereof) of any Loan or Underlying Collateral or Acquired Property (or any portion thereof) to, or any other transaction with (whether or not at usual and customary rates), any Affiliate of the Company, the Manager, the Servicer, any Affiliate of the Servicer, any Subservicer, or any Affiliate of any Subservicer;

(c) the financing of the sale or other transfer of any Loans, Underlying Collateral or Acquired Property (or any portion thereof);

(d) the sale of any Loan or Underlying Collateral or Acquired Property (or any portion thereof) that provides for any recourse against the Company, the Initial Member or the FDIC in any capacity, or against any interest in the Company held by the Initial Member or any share of the Loan Proceeds allocable to the Initial Member;

(e) any disbursement of any funds in the Collection Account (including any such funds made available through Discretionary Funding Advances or Excess Working Capital Advances), the Working Capital Reserve Account, the accounts created under the Custodial and Paying Agency Agreement or any Other Accounts other than in accordance with the provisions of this Agreement, the LLC Operating Agreement, the Reimbursement, Security and Guaranty Agreement and the Custodial and Paying Agency Agreement;

(f) advancing additional funds that would increase the Unpaid Principal Balance of any Loan other than (i) Funding Draws, or (ii) Servicing Expenses to the extent that capitalizing such Servicing Expenses is or would have been, prior to the conversion of the Loan to Acquired Property, permitted under the applicable Loan Documents;

(g) in connection with its servicing and administration of any Loan and management of the Underlying Collateral or Acquired Property, (i) approving (x) any material modification or amendment to, or cancellation or termination of, any Loan Documents, or (y) plans and specifications, construction budgets or construction schedules with respect to the projects which are the subject of such Loan (or material modifications to any of such items, including any change orders); (ii) waiving or forbearing from exercising any of the lender’s rights under, or any conditions precedent to the funding of any advances under, such Loan; (iii) forgiving or reducing or forbearing from collecting any indebtedness; (iv) releasing any parties liable for the payment of the Loan or the performance of any other obligation relating thereto; (v) granting any consent under any Loan Documents (including, without limitation, with respect to any proposed transfers of any Underlying Collateral or transfers, pledges or changes in management of any direct or indirect interests in any Borrower, proposed alterations, proposed settlements of insurance claims, condemnation claims or deficiencies or proposed applications of insurance proceeds or condemnation awards); (vi) consenting to any agreement in any Insolvency Proceeding relating to any Loan, any Borrower or any Obligor with respect to a Loan, or any Underlying Collateral, including voting for a plan of reorganization; (vii) subordinating the liens of the Loan Document; (viii) amending or waiving any provision of any intercreditor agreement or making any decisions with respect to the Loans under any intercreditor agreement; or (ix) taking any other action regarding such Loan, Underlying Collateral or Acquired Property that is prohibited under the LLC Operating Agreement or the other Ancillary Documents or otherwise inconsistent with the Servicing Standard; or

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(h) reimbursement for any expense or cost incurred (or paid) to any Affiliate of the Company, any Affiliate of the Servicer or any Affiliate of any Subservicer.

Section 6.2 Amendments, Modification and Waivers. No provision of this Agreement may be amended, modified or waived except in writing executed by the Manager and the Servicer, and each such amendment and modification shall be subject to the prior written consent of the Initial Member, except for those provisions that may be amended by the express terms hereof without the Initial Member’s consent. In no event shall any such amendment or waiver limit or affect the rights of the FDIC (as a third party beneficiary hereunder as specified in Section 11.8) without the express written consent of the FDIC.

ARTICLE VII

DEFAULTS; TERMINATION; TERMINATION WITH OUT CAUSE

Section 7.1 Defaults. A default (“Default”) means the occurrence of:

(a) any failure by the Servicer to remit to the Company or deposit in the Collection Account, the Escrow Accounts, any accounts created under the Custodial and Paying Agency Agreement or any Other Accounts any amount required to be so remitted or deposited under the terms of (i) this Agreement or (ii) the Custodial and Paying Agency Agreement or the LLC Operating Agreement; or

(b) any Insolvency Event (without any cure period other than as may be provided for in the definition of Insolvency Event) (i) with respect to the Servicer or any of its Related Parties, or (ii) with respect to any Subservicer or any of its Related Parties; provided, that any such Insolvency Event under this clause (ii) (that is not otherwise an Insolvency Event under clause (i) hereof) shall not be an Event of Default hereunder (but shall in all events be a default under the applicable Subservicing Agreement) so long as the Servicer shall have fully replaced such affected Subservicer within thirty (30) days after the occurrence of such Insolvency Event; or

(c) any failure by the Servicer to duly perform its obligations in (i) Section 5.2(e), which failure continues unremedied for a period of five (5) days, or such other period as the Manager and the Servicer agree, after the date on which written notice of such failure, requiring the same to be remedied, shall have been given by the Manager to the Servicer, or (ii) Section 5.2(f) or Section 5.2(g), which failure continues unremedied for a period of twenty-five (25) days, or such other period as the Manager and the Servicer agree, after the date on which written notice of such failure, requiring the same to be remedied, shall have been given by the Manager to the Servicer; or

(d) any failure by the Servicer at any time (i) to be a Qualified Servicer or to renew or maintain any permit or license necessary to carry out its responsibilities under this Agreement in compliance with Law, or (ii) to cause each Subservicer to meet the applicable characteristics of a Qualified Servicer as required under Section 4.1 and to renew or maintain any permit or license necessary to carry out its responsibilities under any Subservicing Agreement, which, in the case of either (i) or (ii), continues unremedied for a period of thirty (30) days after the date on which written notice of such failure requiring the same to be remedied shall have been given by the Manager or the Initial Member to the Servicer; or

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(e) any failure by the Servicer to cause any Subservicer to comply with the terms of its Subservicing Agreement with the Servicer, the occurrence of a default or material breach by any Subservicer under its Subservicing Agreement or the failure by the Servicer to replace any Subservicer upon the occurrence of any such event in accordance with the terms governing material breach or default under the applicable Subservicing Agreement; or

(f) any other failure (other than those specified in any of Section 7.1(a) through (e)) by the Servicer to duly observe or perform any other covenants or agreements on the part of the Servicer contained in this Agreement or to perform any Servicing Obligation in compliance with the Servicing Standard, and such failure continues unremedied for a period of thirty (30) days, or such other period as the Manager, with the consent of the Initial Member, and the Servicer agree, after the date on which written notice of such failure shall have been given by the Manager or the Initial Member to the Servicer; provided, however, that in the case of a failure that cannot be cured within thirty (30) days (or such other period as the Manager, with the consent of the Initial Member, and the Servicer agree) with the exercise of reasonable diligence, the cure period shall be extended for an additional thirty (30) days if the Servicer can demonstrate to the reasonable satisfaction of the Manager and the Initial Member that the Servicer is diligently pursuing remedial action; and provided, further, that, with respect to any such failure failure under this Section 7.1(f) that relates exclusively to obligations included in any applicable Schedule hereto that can be amended or otherwise modified without the consent of the Initial Member, then no such consent of the Initial Member shall be required with respect to an applicable cure period hereunder so long as the such failure hereunder is not, or would not result in, a failure by the Manager to comply with its obligations under the LLC Operating Agreement and the other Ancillary Documents; or Agreement; or

(g) the occurrence of any “Event of Default,” as defined in the LLC Operating

(h) receipt by the Manager or the Servicer of notice from the Purchase Money Notes Guarantor that an “Event of Default” as defined in the Reimbursement, Security and Guaranty Agreement has occurred and is continuing; or (i) the occurrence of any Restricted Servicer Change of Control.

Section 7.2 Termination with Cause.

(a) Upon the occurrence of a Default pursuant to this Agreement, in each case, without any cure period other than as may be provided for in Section 7.1 above, the Manager (including, if applicable, any successor “Manager” pursuant to the LLC Operating Agreement) or the Initial Member, in addition to any other rights the Manager or the Initial Member may have at law (including under the Uniform Commercial Code) or equity, including injunctive relief, specific performance or otherwise, may (i) terminate this Agreement by providing a Termination Notice to the Servicer, (ii) terminate the Subservicing Agreements by providing a written termination notice to the Servicer and the Subservicers, and (iii) otherwise enforce this Agreement, in any case, without penalty or payment of any fee.

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(b) The Servicer hereby consents to its immediate and automatic termination under this Agreement upon a Default under Section 7.1(b) of this Agreement.

(c) Upon a default or failure of the Manager to perform its obligations under this Agreement in a material manner, including but not limited to, the failure of the Manager to pay to the Servicer the Servicing Fee in a full and timely manner, the Servicer, in addition to any other rights it may have pursuant to this Agreement, at law or in equity, may terminate this Agreement by providing a Termination Notice to the Manager, with a copy to the Purchase Money Notes Guarantor and the Initial Member. The Termination Notice shall set forth with specificity the nature of the default or failure to perform of the Manager and provide the Manager with no less than thirty (30) days to cure any such default or failure to perform. In the event that the default or failure to perform is not cured within thirty (30) days after the date of delivery of the Termination Notice, the Servicer shall provide a second Termination Notice to the Manager with a copy to the Purchase Money Notes Guarantor and the Initial Member, which second Termination Notice shall be prominently labeled as the “Second Termination Notice”. Such Second Termination Notice shall confirm to the Manager that the Servicer shall continue to perform the Servicing Obligations under this Agreement until the earlier to occur of (i) ninety (90) days after the delivery of the Second Termination Notice to the Manager, the Purchase Money Notes Guarantor and the Initial Member, and (ii) the transfer of the Servicing Obligations to a successor Servicer. The duty of the Servicer to continue to perform the Servicing Obligations as provided in the Second Termination Notice is contingent upon the timely and full payment of the Servicing Fee to the Servicer during such period. The Servicer shall cooperate fully and completely with the transition of the Servicing Obligations to a successor Servicer in order to assure an orderly transfer.

Section 7.3 Termination without Cause.

(a) The Manager may, without cause, terminate this Agreement, upon providing a Termination Notice to the Servicer, but only as and in accordance with the provisions set forth on Schedule 6 as the same may be amended from time to time by the Manager (without the Initial Member’s consent) and the Servicer.

(b) The Servicer may, at any time after the first anniversary of the Effective Date and thereafter, without cause, terminate this Agreement. No termination of this Agreement by the Servicer shall be effective unless the Servicer delivers to the Manager, with a copy to the Purchase Money Notes Guarantor and the Initial Member, a Termination Notice, which for the purpose of this Section 7.3(b) shall be a notice of the Servicer’s intent to terminate this Agreement. Such Termination Notice shall be provided at least sixty (60) days prior to any date specified by the Servicer as the date of termination of the Servicer’s Obligations under this Agreement. Notwithstanding the foregoing, such Termination Notice shall not be effective unless the Termination Notice contains confirmation of the intent and obligation of the Servicer to continue to perform its Servicing Obligations until the earlier of (i) ninety (90) days after the Termination Notice is given and (ii) such other date on which the Servicing Obligations are transferred to a successor Servicer in an orderly manner. Servicer shall cooperate fully and

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completely with the transition of the Servicing Obligations to a successor Servicer, to be designated by the Manager, in order to assure an orderly transfer. The Servicer issuing the Termination Notice shall be liable for all costs associated with the transfer of Servicing Obligations to the successor Servicer, including but not limited to the costs of transporting the servicing files and the provision of any notices to Borrowers.

Section 7.4 Effective Termination Date. Termination as specified in this Article VIII shall be effective at such time as is specified in the Termination Notice. In the event of such termination, all authority and power of the Servicer under this Agreement, whether with respect to the Loans or otherwise, shall pass to and be vested in the Manager or the successor servicer designated by the Manager in the case of termination by the Manager or as designated solely by the Initial Member (or any successor “Manager” under the LLC Operating Agreement) in the case of termination by the Initial Member (or such successor “Manager” under the LLC Operating Agreement). The Servicer agrees to cooperate with the Manager, the Initial Member, any successor “Manager” under the Operating Agreement and any successor servicer with respect to the timely and orderly transition of its obligations under this Agreement. The Servicer shall be liable for all obligations of the Servicer that have accrued under this Agreement or at Law prior to such termination.

Section 7.5 Accounting. Upon termination of this Agreement as set forth herein, the Servicer shall account for and turn over to the Manager or its designee (or, if applicable, pursuant to such instructions as may be provided by the Initial Member or any successor “Manager” pursuant to the LLC Operating Agreement) funds collected under the terms of this Agreement. The Servicer shall provide written notice in conformance with all applicable Law to the Borrowers to indicate that their Loans will henceforth be serviced by the Manager (or applicable successor “Manager” under the LLC Operating Agreement) or any applicable successor Servicer designated by the Manager (or any successor “Manager” under the LLC Operating Agreement) or the Initial Member as the case may be, and transfer its duties as the Servicer to the Manager (or successor “Manager” under the LLC Operating Agreement) or such successor Servicer.

ARTICLE VII I

INDEPENDENCE OF PARTIES; INDEMNIFICATION

Section 8.1 Independence of Parties. The Servicer shall have the status of, and act as, an independent contractor. Nothing herein contained shall be construed to create a partnership or joint venture or any similar relationship between the Manager and the Servicer.

Section 8.2 Indemnification. The Servicer agrees to indemnify, defend and hold harmless the Company, the Manager, the Purchase Money Notes Guarantor, the Initial Member and each of their respective Affiliates, directors, officers, employees and agents and each of their respective successors and assigns (the “Indemnified Parties”) from and against any and all claims, demands, suits, actions, proceedings, assessments, losses, costs, expenses (including attorneys’ fees), damages and liabilities of any kind or nature whatsoever directly or indirectly resulting from or arising out of or related to (i) any inaccuracy in any of the Servicer’s warranties or representations contained in this Agreement, (ii) any failure by the Servicer to observe or perform any or all of the Servicer’s covenants, agreements or warranties contained in this Agreement, (iii) any act taken by the Servicer purportedly pursuant to a power of attorney

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granted by the Manager which act results in a claim related to the unlawful use of such power of attorney, or (iv) any failure by the Servicer or any Subservicer to discharge obligations on any Underlying Collateral relating to taxes, ground rents or other such recurring charges generally accepted by the mortgage servicing industry, which would become a Lien on the Underlying Collateral. The Servicer shall immediately notify the Indemnified Party if a claim is made with respect to this Agreement or any Loans or Underlying Collateral, assume (with prior consent of the Indemnified Party) the defense of any such claim and pay all expenses in connection therewith, including attorneys’ fees, and promptly pay, discharge and satisfy any judgment or decree which may be entered against it or any Indemnified Party in respect of such claim. No expenses incurred by the Servicer or any Subservicer in connection with its obligations under this Section 8.2 shall constitute Servicing Expenses or otherwise be deducted from or reimbursed out of Loan Proceeds. The Servicer shall follow any reasonable written instructions received from the Indemnified Party in connection with such claims, it being understood that the Indemnified Party shall have no duty to monitor or give instructions with respect to such claims.

Section 8.3 Procedure for Indemnification. Promptly upon receipt of written notice of any claim in respect of which indemnity may be sought pursuant to the terms of this Agreement, the Indemnified Party will use its best efforts to notify the Servicer in writing thereof in sufficient time for the Servicer to respond to such claim. Except to the extent that the Servicer is prejudiced thereby, the failure of the Indemnified Party to promptly notify the Servicer of any such claim shall not relieve the Servicer from any liability which it may have to the Indemnified Party in connection therewith. If any claim shall be asserted or commenced against the Indemnified Party, the Servicer will be entitled to participate therein, and to the extent it may wish to assume the defense, conduct or settlement thereof, it shall be entitled to do so with counsel reasonably satisfactory to the Indemnified Party; provided, however, that in the event the Servicer fails, in the reasonable judgment of the Indemnified Party, vigorously to defend or pursue or attempt to settle such claim, the Manager shall have the right to assume the conduct, defense or settlement thereof, provided that the Manager shall obtain the prior written approval of the Indemnified Party before ceasing to defend against any claim or entering into any settlement, adjustment or compromise of such claim involving injunctive or similar equitable relief being imposed upon any Indemnified Party or any of its Affiliates. After notice from the Servicer to the Manager of its election to assume the defense, conduct or settlement thereof, the Servicer will not be liable to the Manager for any legal or other expenses consequently incurred by the Manager in connection with the defense, conduct or settlement thereof.

Section 8.4 Pre-Effective Date Liabilities. Notwithstanding anything to the contrary herein, but without limitation of the release set forth in Section 11.13, it is understood and agreed that the Servicer shall not be liable to the Manager for any liabilities or obligations attributable to an act, omission or circumstances of the Initial Member, the FDIC, the Failed Banks and the Company that occurred or existed prior to the Effective Date or, with respect to any particular Loan, the Servicing Transfer Date applicable thereto (the “Pre-Existing Liabilities”). In the event there is asserted against the Company, the Manager, the Servicer or any Subservicer any claim or action with respect to any such Pre-Existing Liabilities, the Servicer or Subservicer, as applicable, shall notify the Manager and the Initial Member of such claim or action in accordance with Article IX. Except as provided otherwise in Section 8.2 and 8.3 above (in the event that such claim or action is subject to the indemnification obligations of Servicer pursuant to Section 8.1 above), the Manager shall have the right to control and assume the defense of the

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Company, the Manager, the Servicer and the Subservicer with respect to such claim or action at the Manager’s expense. The Servicer shall be reimbursed by the Manager in connection with the foregoing only to the extent of and in accordance with the terms set forth on Schedule 4, as the same may be amended from time to time by the Manager (without the consent of the Initial Member) and the Servicer.

ARTICLE IX

NOTICES

All notices, requests, demands and other communications required or permitted to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be given by certified or registered mail, postage prepaid, by delivery by hand or by nationally recognized courier service, or by electronic mail (followed up by a hard copy delivered through an alternate manner permitted under this Article IX), in each case mailed or delivered to the applicable address or electronic mail address specified in, or in the manner provided, in this Article IX below. All such notices, requests, demands and other communications shall be deemed to be given or made upon the earlier to occur of (i) actual receipt (or refusal thereof) by the relevant party hereto and (ii) (A) if delivered by hand or by nationally recognized courier service, when signed for (or refused) by or on behalf of the relevant party hereto; (B) if delivered by mail, four (4) Business Days after deposit in the mails, postage prepaid; and (C) if delivered by electronic mail (which form of delivery is subject to the provisions of this paragraph), when delivered and capable of being accessed from the recipient’s office computer, provided that any notice , request, demand or other communication that is received other than during regular business hours of the recipient shall be deemed to have been given at the opening of business on the next business day of the recipient. In no event shall a voice mail message be effective as a notice, communication or confirmation hereunder. From time to time, any party may designate a new address for purposes of notice to it hereunder by notice to such effect to the other parties hereto in the manner set forth in this Article IX.

If to the Manager:	RL CML 2009-1 Investments, LLC
700 NW 107th Avenue
Suite 400
Miami, FL 33172
Attention: Thekla Blaser Salzman
Email: thekla.salzman@rialtocapital.com

with a copy to:	Bilzin Sumberg Baena Price & Axelrod, LLP
200 South Biscayne Blvd
Suite 2500
Miami, FL 33131
Attention: Alan Axelrod
Email: aaxelrod@bilzin.com

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If to the Initial Member or the	Manager, Capital Markets & Resolutions
Purchase Money Notes Guarantor:	c/o Federal Deposit Insurance Corporation
550 17th Street, NW (Room F-7014)
Washington, D.C. 20429-0002
Attention: Ralph Malami
Email: RMalami@FDIC.gov

with a copy to:	Senior Counsel
FDIC Legal Division
Litigation and Resolutions Branch, Receivership
Section
Special Issues Unit
3501 Fairfax Drive (Room E-7056)
Arlington, Virginia 22226
Attention: David Gearin
Email: DGearin@fdic.gov

If to the Servicer:	Quantum Servicing Corporation
6302 E. Martin Luther King Boulevard
Suite 300
Tampa, Florida 33619
Attention: President
Email: sconradson@clayton.com
Fax: (203) 447-8081

with a copy to:	Quantum Servicing Corporation
2 Corporate Drive
Shelton, CT 06484
Attention: General Counsel
Email: scohen@clayton.com
Fax: (203) 926-5757

ARTICLE X

GOVERNING LAW; JURISDICTION

Section 10.1 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH FEDERAL LAW, BUT IF FEDERAL LAW DOES NOT PROVIDE A RULE OF DECISION, IT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK EXCLUDING ANY CONFLICT OF LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. Nothing in this Agreement shall require any unlawful action or inaction by any party hereto.

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Section 10.2 Jurisdiction; Venue and Service. Each of the parties hereto, for itself and each of its Affiliates, hereby irrevocably and unconditionally:

(a) (i) agrees that any suit, action or proceeding instituted against it by any other party with respect to this Agreement may be instituted, and that any suit, action or proceeding instituted by it against any other party with respect to this Agreement shall be instituted, only in the Supreme Court of the State of New York, County of New York, or the U.S. District Court for the Southern District of New York, as the party instituting such suit, action or proceeding may choose (and appellate courts from any of the foregoing),

(ii) consents and submits, for itself and its property, to the jurisdiction of such courts for the purpose of any such suit, action or proceeding instituted against it by any other party and

(iii) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law;

(b) agrees that service of all writs, process and summonses in any suit, action or proceeding pursuant to Section 10.2(a) may be effected by the mailing of copies thereof by registered or certified mail, postage prepaid, to it at its address for notices pursuant to Article IX (with copies to such other Persons as specified therein); provided, however, that nothing contained in this Section 10.2(b) shall affect the ability of any party to be served process in any other manner permitted by Law;

(c) (i) waives any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any court specified in Section 10.2(a), (ii) waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum and (iii) agrees not to plead or claim either of the foregoing; and

(d) agrees that nothing contained in this Section 10.2 shall be binding upon or construed to constitute consent to jurisdiction by any Failed Bank or the FDIC, in any capacity, or constitute a limitation on any removal rights the FDIC, in any capacity, may have.

Notwithstanding the above, if at any time the Initial Member shall replace the Manager hereunder pursuant to the terms of the LLC Operating Agreement, the terms of this Section 10.2 shall be restated as follows:

“The Servicer, on behalf of itself and its Affiliates, hereby irrevocably and unconditionally:

(a)(i) consents to the jurisdiction of the United States District Court for the Southern District of New York and to the jurisdiction of the United States District Court for the District of Columbia for any suit, action or proceeding against it or any of its Affiliates commenced by the FDIC, in any capacity, arising out of, relating to, or in connection with this Agreement, and waives any right to:

(A) remove or transfer such suit, action or proceeding to any court or dispute-resolution forum other than the court in which the FDIC, in any capacity, files the action, suit or proceeding without the consent of the FDIC;

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(B) assert that venue is improper in either the United States District Court for the Southern District of New York or the United States District Court for the District of Columbia; or

(C) assert that the United States District Court for the Southern District of New York or the United States District Court for the District of Columbia is an inconvenient forum;

(ii) consents to the jurisdiction of the Supreme Court of the State of New York, County of New York, for any suit, action or proceeding against it or any of its Affiliates commenced by the FDIC, in any capacity, arising out of, relating to, or in connection with this Agreement, and waives any right to:

(A) remove or transfer such suit, action or proceeding to any other court or dispute-resolut ion forum without the consent of the FDIC;

(B) assert that venue is improper in the Supreme Court of the State of New York, County of New York; or

(C) assert that the Supreme Court of the State of New York, County of New York is an inconvenient forum;

(iii) agrees to bring any suit, action or proceeding against the FDIC, in any capacity, arising out of, relating to, or in connection with this Agreement, the LLC Operating Agreement or any Ancillary Document in only either the United States District Court for the Southern District of New York or the United States District Court for the District of Columbia, and waives any right to remove or transfer such suit, action or proceeding to any other court or dispute-resolution forum without the consent of the FDIC, and agrees to consent thereafter to transfer of the suit, action or proceeding to either the United States District Court for the Southern District of New York or the United States District Court for the District of Columbia at the option of the FDIC; and

(iv) agrees, if the United States District Court for the Southern District of New York and the United States District Court for the District of Columbia both lack jurisdiction to hear a suit, action or proceeding falling within Section 10.2(a)(iii), to bring that suit, action or proceeding in only the Supreme Court of the State of New York, County of New York, and waives any right to remove or transfer such suit, action or proceeding to any other court or dispute-resolution forum without the consent of the FDIC.

(b) The Servicer, on behalf of itself and its Affiliates, hereby irrevocably and unconditionally agrees that any final judgment entered against it in any suit, action or proceeding falling within Section 10.2(a) may be enforced in any court of competent jurisdiction.

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(c) Subject to the provisions of Section 10.2(d), the Servicer, on behalf of itself and its Affiliates, and the FDIC hereby irrevocably and unconditionally agrees that service of all writs, process and summonses in any suit, action or proceeding pursuant to Section 10.2(a) or Section 10.2(b) may be effected by the mailing of copies thereof by registered or certified mail, postage prepaid, to it at its address for notices pursuant to Article IX (with copies to such other Persons as specified therein); provided, however, that nothing contained in this Section 10.2(c) shall affect the right of any party to serve process in any other manner permitted by law.

(d) Nothing in this Section 10.2 shall constitute consent to jurisdiction in any court by the FDIC, other than as expressly provided in Section 10.2(a)(iii) and Section 10.2(a)(iv), or in any way limit the FDIC’s right to remove, transfer, seek to dismiss, or otherwise respond to any suit, action, or proceeding against it in any forum.

Section 10.3 Waiver of Jury Trial. EACH OF THE PARTIES HERETO, FOR ITSELF AND EACH OF ITS AFFILIATES, HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY OF ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT AND AGREES THAT ANY SUCH DISPUTE SHALL BE TRIED BEFORE A JUDGE SITTING WITHOUT A JURY.

ARTICLE XI

MISCELLANEOUS

Section 11.1 No Assignment by Servicer; No Transfer of Ownership Interests in Servicing Rights.

(a) The Servicer hereby acknowledges that this Agreement constitutes a personal services agreement between the Manager and the Servicer. Any of the following shall constitute an assignment for all purposes of this Agreement: (a) any merger, consolidation or dissolution involving the Servicer or (b) any transfer or all or substantially all of the assets of the Servicer, notwithstanding whether any of the foregoing transactions occur at one time or in the aggregate over a period of time. The Servicer shall not assign any rights or obligations hereunder to any other Person other than as is expressly provided in this Agreement. Any purported sale, sub-participation or assignment or delegation in violation of this Section 11.1(a) shall be void ab initio and of no force or effect whatsoever.

(b) Under no circumstances shall the Servicer (i) transfer to any Subservicer or any other Person any ownership interest in the servicing of the Loans or any right to transfer or sell the servicing to the Loans (other than in connection with the sale of any Loan), or (ii) assign, pledge or otherwise transfer or purport to assign, pledge or otherwise transfer any interest to any Subservicer or other Person in the servicing of the Loans (other than in connection with the sale of any Loan). Any purported assignment, pledge, delegation or other transfer in violation of this Section 11.1(b) shall be void ab initio and of no force or effect whatsoever.

Section 11.2 Legal Fees. No party to this Agreement shall be responsible for the payment of the legal fees or expenses incurred by the other party hereto in connection with the negotiation and execution of this Agreement or any subsequent modifications or supplements hereto.

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Section 11.3 Entire Agreement. This Agreement contains the entire agreement between the Manager and the Servicer and supersedes any and all other prior agreements, whether oral or written, with respect to the subject matter hereof.

Section 11.4 Counterparts; Facsimile Signatures. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall constitute but one and the same agreement. This Agreement and any amendments hereto, to the extent signed and delivered by facsimile or other electronic means, shall be treated in all manner and respects as an original agreement and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No signatory to this Agreement shall raise the use of a facsimile machine or other electronic means to deliver a signature or the fact that any signature or agreement was transmitted or communicated through the use of a facsimile machine or other electronic means as a defense to the formation or enforceability of a contract and each such Person forever waives any such defense.

Section 11.5 Headings. Paragraph titles or captions contained in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provisions hereof. All Section and paragraph references contained herein shall refer to Sections and paragraphs in this Agreement unless otherwise specified.

Section 11.6 Compliance with Law. Except as otherwise specifically provided herein, each party to this Agreement shall, at its own cost and expense, obey and comply with all applicable Laws, as they may pertain to such party’s performance of its obligations hereunder.

Section 11.7 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall be ineffective, but such ineffectiveness shall be limited as follows: (i) if such provision is prohibited or unenforceable in such jurisdiction only as to a particular Person or Persons and/or under any particular circumstance or circumstances, such provision shall be ineffective, but only in such jurisdiction and only with respect to such particular Person or Persons and/or under such particular circumstance or circumstances, as the case may be; (ii) without limitation of clause (i), such provision shall in any event be ineffective only as to such jurisdiction and only to the extent of such prohibition or unenforceability, and such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction; and (iii) without limitation of clauses (i) or (ii), such ineffectiveness shall not invalidate any of the remaining provisions of this Agreement. Without limitation of the preceding sentence, it is the intent of the parties to this Agreement that in the event that in any court proceeding, such court determines that any provision of this Agreement is prohibited or unenforceable in any jurisdiction (because of the duration or scope (geographic or otherwise) of such provision, or for any other reason) such court shall have the power to, and shall, (x) modify such provision (including without limitation, to the extent applicable, by limiting the duration or scope of such provision and/or the Persons against whom, and/or the circumstances under which, such provision shall be effective in such jurisdiction) for purposes of such proceeding to the minimum extent necessary so that such provision, as so modified, may then be enforced in such proceeding and (y) enforce such provision, as so modified pursuant to clause (x), in such proceeding. Nothing in this Section 11.7 is intended to, or shall, limit (1) the ability of any party to this Agreement to appeal any court ruling or the effect of any favorable ruling on appeal or (2) the intended effect of Section 10.1.

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Section 11.8 Third Party Beneficiaries. The Initial Member shall be and is hereby designated as a third party beneficiary under this Agreement, and, as such, the Initial Member is entitled to enforce this Agreement as if the Initial Member were a party hereto. The Company, the Purchase Money Notes Guarantor, and the FDIC shall be and are hereby designated as third party beneficiaries under this Agreement with respect to those provisions of this Agreement which expressly grant rights to such Persons, and, as such, each is entitled to enforce such provisions of this Agreement as if such Person were a party hereto. Notwithstanding the foregoing, none of the Purchase Money Notes Guarantor, the FDIC, the Company and the Initial Member shall have any obligation to undertake any of the duties of the Manager hereunder and or have any liability whatsoever to the Servicer, any Subservicer or any other party related to this Agreement. There shall be no other third party beneficiaries. The rights of the Purchase Money Notes Guarantor as a third party beneficiary hereunder shall terminate at such time as the Purchase Money Notes Guarantor notifies the Servicer that the reimbursement obligations in favor of the Purchase Money Notes Guarantor under the Reimbursement, Security and Guaranty Agreement have been paid in full, but shall be reinstated in the event that the Purchase Money Notes Guarantor party notifies the Servicer that such obligations have been reinstated in accordance with its terms.

Section 11.9 Protection of Confidential Information. The Servicer shall keep confidential and shall not divulge to any party, without the Manager’s prior written consent, any information pertaining to the LLC Operating Agreement, the Loans or any Borrower or Obligor or the Underlying Collateral thereunder, except as required pursuant to this Agreement and except to the extent that it is necessary and appropriate for the Servicer to do so in working with legal counsel, auditors, taxing authorities, regulatory authorities or any other Governmental Authority or in accordance with the Servicing Standard; provided, that, to the extent that disclosure should be required by law, rule, regulation (including any securities listing requirements or the requirements of any self-regulatory organization), subpoena, or in connection with any legal or regulatory proceeding (including in connection with or pursuant to any action, suit, subpoena, arbitration or other dispute resolution process or other legal proceedings, whether civil or criminal, and including before any court or administrative or legislative body), the Servicer will use all reasonable efforts to maintain confidentiality and will (unless otherwise prohibited by law) notify the Manager and the Initial Member and the Purchase Money Notes Guarantor within one (1) Business Day after its knowledge of such legally required disclosure so that the Manager, the Initial Member and/or the Purchase Money Notes Guarantor may seek an appropriate protective order and/or direct the Manager to waiver the Servicer’s compliance with this Agreement. Notice shall be by telephone, by email and in writing. In the absence of a protective order or waiver, the Servicer may make such required disclosure if, in the written opinion of its outside counsel (which opinion shall be provided to the Manager, the Initial Member and the Purchase Money Notes Guarantor prior to disclosure pursuant to this Section 11.9), failure to make such disclosure would subject the Servicer to liability for contempt, censure or other legal penalty or liability.

Section 11.10 Time of Essence. Time is hereby declared to be of the essence of this Agreement and of every part hereof.

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Section 11.11 No Presumption. This Agreement shall be construed fairly as to each party hereto and if at any time any such term or condition is desired or required to be interpreted or construed, no consideration shall be given to the issue of who actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

Section 11.12 No Right of Setoff. The Servicer hereby waives any and all rights it may otherwise have (whether by contract or operation of Law or otherwise) to any setoff, offset, counterclaim or deduction (or to assert any claim for any setoff, offset counterclaim or deduction) against the Loan Proceeds (or the Company).

Section 11.13 Release of Initial Member and Others. The Servicer hereby releases and discharges each Prior Servicer from any and all claims (including any counterclaim or defensive claim), demands, causes of action, judgments or legal proceedings and remedies of whatever kind or nature that the Servicer had, has or might have in the future, whether known or unknown, which are related in any manner whatsoever to the servicing of the Loans or Underlying Collateral prior to the applicable Servicing Transfer Date by the Prior Servicers, in each case other than for acts or omissions constituting gross negligence, violation of law or willful misconduct of such Prior Servicer.

[Remainder of Page Intentionally Left Blank]

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8	48

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

MANAGER:

RL CML 2009-1 INVESTMENTS, LLC

By:	/s/ Jeffrey P. Krasnoff
Name:	Jeffrey P. Krasnoff
Title:	Chief Executive Officer

SERVICER:

QUANTUM SERVICING CORPORATION

By:
Name:
Title:

[Signature Pagto Servicing Agreement]

Multibank Structured Transaction 2009-1 CML-ADC

60866260

IN WITNESS WlffiREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

MANAGER:

RL CML 2009-1 INVESTMENTS, LLC

By:	/s/ Jeffrey P. Krasnoff
Name:	Jeffrey P. Krasnoff
Title:	Chief Executive Officer

SERVICER:

QUANTUM SERVICING CORPORATION

By:	[Illegible]
Name:	[Illegible]
Title:

[Signature Page to Servicing Agreement]

Multibank Structured Transaction 2009-1 CML-ADC

60866260

EXHIBIT A LOAN

SCHEDULE

[Attached]

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8	A-1

MULTIBANK 2009-1 CML ADC

Acct No	Pool #	Fund Id	Institution Name	Current Balance
1336	24080	10041	Silver Falls Bank	$228,250.66
1502	24080	10041	Silver Falls Bank	$800,500.00
1647	24080	10041	Silver Falls Bank	$1,480,537.67
1694	24080	10041	Silver Falls Bank	$1,821,078.70
1727	24080	10041	Silver Falls Bank	$999,511.12
1757	24080	10041	Silver Falls Bank	$2,774,260.36
36616	24080	10013	Silver State	$566,828.32
44321	24080	10013	Silver State	$1,969,330.78
47480	24080	10013	Silver State	$373,066.59
48496	24080	10013	Silver State	$2,111,750.48
48611	24080	10013	Silver State	$2,234,241.62
50492	24080	10013	Silver State	$532,085.20
50500	24080	10013	Silver State	$776,294.68
51375	24080	10013	Silver State	$561,177.24
51896	24080	10013	Silver State	$629,116.52
53157	24080	10013	Silver State	$2,766,720.89
53173	24080	10013	Silver State	$4,765,547.70
53520	24080	10013	Silver State	$54,646.46
53645	24080	10013	Silver State	$8,484,087.83
53991	24080	10013	Silver State	$3,825,789.78
56119	24080	10013	Silver State	$2,632,531.56
56945	24080	10013	Silver State	$2,792,988.95
57091	24080	10013	Silver State	$747,056.57
57109	24080	10013	Silver State	$371,800.00
57380	24080	10013	Silver State	$2,850,343.33
57406	24080	10013	Silver State	$2,561,971.68
57471	24080	10013	Silver State	$995,000.00
57901	24080	10013	Silver State	$5,611,858.75
58099	24080	10013	Silver State	$996,933.31
58271	24080	10013	Silver State	$108,547.71
58404	24080	10013	Silver State	$594,932.52
58586	24080	10013	Silver State	$4,429,359.53
59469	24080	10013	Silver State	$7,265,811.64
60129	24080	10013	Silver State	$2,349,135.42
60954	24080	10013	Silver State	$3,000,000.00
60970	24080	10013	Silver State	$10,889,173.69
61127	24080	10013	Silver State	$7,042,452.38
61960	24080	10013	Silver State	$356,166.36
62083	24080	10013	Silver State	$3,834,970.00
62091	24080	10013	Silver State	$631,224.49
62117	24080	10013	Silver State	$150,000.00
62372	24080	10013	Silver State	$10,919,748.31
62380	24080	10013	Silver State	$2,726,981.51

MULTIBANK 2009-1 CML ADC

Acct No	Pool #	Fund Id	Institution Name	Current Balance
62513	24080	10013	Silver State	$6,702,409.15
62762	24080	10013	Silver State	$6,144,845.14
62828	24080	10013	Silver State	$11,904,534.69
63298	24080	10013	Silver State	$4,838,616.20
63305	24080	10013	Silver State	$1,163,500.00
63321	24080	10013	Silver State	$14,419,412.08
63529	24080	10013	Silver State	$1,311,745.68
63578	24080	10013	Silver State	$2,238,853.57
63610	24080	10013	Silver State	$1,218,857.54
63750	24080	10013	Silver State	$648,378.00
63776	24080	10013	Silver State	$3,045,960.75
63784	24080	10013	Silver State	$2,504,119.63
63834	24080	10013	Silver State	$1,347,636.49
63859	24080	10013	Silver State	$4,133,950.08
63958	24080	10013	Silver State	$1,222,500.00
64147	24080	10013	Silver State	$9,670,046.77
64212	24080	10013	Silver State	$1,446,250.00
64238	24080	10013	Silver State	$2,070,989.28
64279	24080	10013	Silver State	$675,894.77
64303	24080	10013	Silver State	$5,699,483.28
64576	24080	10013	Silver State	$2,334,015.70
64683	24080	10013	Silver State	$4,129,326.94
64717	24080	10013	Silver State	$3,807,929.52
64972	24080	10013	Silver State	$904,850.77
65011	24080	10013	Silver State	$2,214,976.15
65037	24080	10013	Silver State	$680,000.00
65250	24080	10013	Silver State	$3,200,000.00
65268	24080	10013	Silver State	$3,123,247.50
65342	24080	10013	Silver State	$416,059.37
65409	24080	10013	Silver State	$8,940,406.67
65440	24080	10013	Silver State	$3,812,404.81
65524	24080	10013	Silver State	$3,131,556.45
65532	24080	10013	Silver State	$1,495,738.68
65656	24080	10013	Silver State	$6,780,233.44
65763	24080	10013	Silver State	$3,099,999.99
65789	24080	10013	Silver State	$2,343,805.21
65961	24080	10013	Silver State	$1,227,663.40
66133	24080	10013	Silver State	$7,430,480.61
66184	24080	10013	Silver State	$4,925,624.47
66338	24080	10013	Silver State	$3,921,057.27
66354	24080	10013	Silver State	$156,450.00
66400	24080	10013	Silver State	$5,420,729.24
66486	24080	10013	Silver State	$5,807,189.50

MULTIBANK 2009-1 CML ADC

Acct No	Pool #	Fund Id	Institution Name	Current Balance
66680	24080	10013	Silver State	$2,468,860.78
66702	24080	10013	Silver State	$2,472,414.81
66982	24080	10013	Silver State	$1,668,311.65
67121	24080	10013	Silver State	$3,139,961.93
67202	24080	10013	Silver State	$2,692,443.81
67983	24080	10013	Silver State	$1,628,170.25
67991	24080	10013	Silver State	$394,633.82
71390	24080	10013	Silver State	$1,908,735.38
72098	24080	10020	Security Pacific Bank	$627,637.17
74101	24080	10013	Silver State	$687,715.90
74276	24080	10013	Silver State	$4,189,249.57
74586	24080	10013	Silver State	$1,659,921.53
74748	24080	10013	Silver State	$500,000.00
74969	24080	10013	Silver State	$815,294.85
75027	24080	10013	Silver State	$2,019,610.78
75043	24080	10013	Silver State	$8,243,442.83
75132	24080	10013	Silver State	$23,043,879.76
75299	24080	10013	Silver State	$1,298,791.20
75469	24080	10013	Silver State	$7,755,889.51
75566	24080	10013	Silver State	$2,667,120.22
100656	24081	10031	Magnet Bank	$5,616,220.68
100890	24081	10031	Magnet Bank	$1,766,754.82
100891	24081	10031	Magnet Bank	$228,394.90
100913	24080	10031	Magnet Bank	$3,206,466.88
101083	24081	10031	Magnet Bank	$3,225,857.95
101143	24081	10031	Magnet Bank	$607,100.00
101173	24080	10031	Magnet Bank	$6,402,311.48
101337	24081	10031	Magnet Bank	$4,240,987.14
128985	24080	10013	Silver State	$269,945.79
155376	24080	10013	Silver State	$2,955,103.86
155574	24080	10013	Silver State	$5,530,876.16
156473	24080	10013	Silver State	$4,219,274.72
161128	24080	10013	Silver State	$2,000,000.00
161136	24080	10013	Silver State	$3,496,704.09
161209	24080	10013	Silver State	$1,968,481.12
161314	24080	10013	Silver State	$3,039,732.06
161381	24080	10013	Silver State	$262,454.39
161403	24080	10013	Silver State	$291,772.59
161535	24080	10013	Silver State	$1,125,000.00
161675	24080	10013	Silver State	$4,613,986.93
161691	24080	10013	Silver State	$11,705.24
161713	24080	10013	Silver State	$1,469,260.37
161764	24080	10013	Silver State	$473,426.14

MULTIBANK 2009-1 CML ADC

Acct No	Pool #	Fund Id	Institution Name	Current Balance
161845	24080	10013	Silver State	$4,165,773.99
161926	24080	10013	Silver State	$687,586.85
161942	24080	10013	Silver State	$8,640,302.01
162000	24080	10013	Silver State	$1,300,000.00
162043	24080	10013	Silver State	$232,928.77
162132	24080	10013	Silver State	$1,132,674.04
162140	24080	10013	Silver State	$717,541.90
162159	24080	10013	Silver State	$2,924,397.57
162167	24080	10013	Silver State	$7,247,626.85
213705	24080	10029	Bank of Clark County	$163,141.69
213714	24080	10029	Bank of Clark County	$220,437.32
213909	24080	10029	Bank of Clark County	$537,571.05
213915	24080	10029	Bank of Clark County	$178,850.00
213978	24080	10029	Bank of Clark County	$36,435.56
214173	24080	10029	Bank of Clark County	$830,292.93
214239	24080	10029	Bank of Clark County	$609,730.00
214347	24080	10029	Bank of Clark County	$53,215.83
311782	24080	10029	Bank of Clark County	$1,160,000.00
311848	24080	10029	Bank of Clark County	$2,300,000.00
311890	24080	10029	Bank of Clark County	$464,671.46
311902	24080	10029	Bank of Clark County	$1,364,880.26
311944	24080	10029	Bank of Clark County	$766,000.00
311974	24080	10029	Bank of Clark County	$2,066,031.34
312022	24080	10029	Bank of Clark County	$4,177,193.58
512661	24080	10029	Bank of Clark County	$2,810,447.85
512805	24080	10029	Bank of Clark County	$3,111,391.77
513174	24080	10029	Bank of Clark County	$8,116,173.50
513558	24080	10029	Bank of Clark County	$319,266.84
513615	24080	10029	Bank of Clark County	$1,138,191.03
513633	24081	10029	Bank of Clark County	$381,168.85
513696	24080	10029	Bank of Clark County	$1,954,476.12
513741	24080	10029	Bank of Clark County	$1,512,782.23
8410862	24081	10021	Franklin Bank	$93,372.17
10500783	24081	10011	The Columbian Bank	$4,195,408.63
10500784	24081	10011	The Columbian Bank	$3,099,975.00
10501182	24081	10011	The Columbian Bank	$1,289,516.33
10502402	24081	10011	The Columbian Bank	$7,849,093.30
10502418	24080	10011	The Columbian Bank	$5,437,394.90
10502422	24081	10011	The Columbian Bank	$1,869,732.76
10502427	24081	10011	The Columbian Bank	$1,625,223.97
10502468	24081	10011	The Columbian Bank	$1,430,000.00
10502583	24080	10011	The Columbian Bank	$3,081,959.37
10502618	24081	10011	The Columbian Bank	$7,700,042.38

MULTIBANK 2009-1 CML ADC

Acct No	Pool #	Fund Id	Institution Name	Current Balance
10502677	24080	10011	The Columbian Bank	$1,748,613.15
10503139	24081	10011	The Columbian Bank	$689,119.00
10503145	24081	10011	The Columbian Bank	$3,154,445.20
10503185	24081	10011	The Columbian Bank	$4,908,750.00
10503189	24081	10011	The Columbian Bank	$3,887,957.84
10503257	24080	10011	The Columbian Bank	$7,000,000.00
10503261	24081	10011	The Columbian Bank	$9,364,374.22
10503262	24080	10011	The Columbian Bank	$3,487,099.61
10503272	24081	10011	The Columbian Bank	$8,178,910.12
10503288	24080	10011	The Columbian Bank	$4,470,148.47
10503290	24080	10011	The Columbian Bank	$5,105,175.35
10503295	24080	10011	The Columbian Bank	$3,745,523.64
10503325	24081	10011	The Columbian Bank	$1,528,368.11
10503417	24080	10011	The Columbian Bank	$749,301.58
10503431	24081	10011	The Columbian Bank	$1,680,489.29
18030768	24081	10022	The Community Bank	$403,107.00
18031354	24081	10022	The Community Bank	$235,000.00
18041031	24081	10022	The Community Bank	$927,000.00
18050671	24081	10022	The Community Bank	$1,781,194.50
18050752	24081	10022	The Community Bank	$683,075.00
18051437	24081	10022	The Community Bank	$472,500.00
18060213	24081	10022	The Community Bank	$592,573.48
18060412	24081	10022	The Community Bank	$83,569.00
18060618	24081	10022	The Community Bank	$518,114.66
18060854	24081	10022	The Community Bank	$1,000,000.00
18061241	24081	10022	The Community Bank	$977,216.39
18061282	24081	10022	The Community Bank	$518,248.72
18061293	24081	10022	The Community Bank	$2,558,013.71
18070046	24081	10022	The Community Bank	$3,638,000.00
18070047	24081	10022	The Community Bank	$2,883,089.67
18070290	24081	10022	The Community Bank	$518,701.50
18070307	24081	10022	The Community Bank	$100,000.00
18070750	24081	10022	The Community Bank	$7,542,923.00
18070771	24081	10022	The Community Bank	$714,232.60
18070852	24081	10022	The Community Bank	$3,321,194.26
18070855	24081	10022	The Community Bank	$1,162,500.00
18070924	24081	10022	The Community Bank	$2,037,099.58
18070954	24081	10022	The Community Bank	$9,729,657.82
18070965	24081	10022	The Community Bank	$2,758,275.02
18071193	24081	10022	The Community Bank	$2,048,943.25
18071205	24081	10022	The Community Bank	$68,499.25
18071237	24081	10022	The Community Bank	$1,380,000.00
18071238	24081	10022	The Community Bank	$2,413,750.00

MULTIBANK 2009-1 CML ADC

Acct No	Pool #	Fund Id	Institution Name	Current Balance
18071239	24081	10022	The Community Bank	$120,000.00
18071247	24081	10022	The Community Bank	$547,500.00
18071300	24081	10022	The Community Bank	$1,499,700.21
18080121	24081	10022	The Community Bank	$3,440,942.93
18080122	24081	10022	The Community Bank	$1,233,927.47
18080166	24081	10022	The Community Bank	$3,478,789.22
18080186	24081	10022	The Community Bank	$143,250.00
18080189	24081	10022	The Community Bank	$130,500.00
18080191	24081	10022	The Community Bank	$111,000.00
18080193	24081	10022	The Community Bank	$94,500.00
18080196	24081	10022	The Community Bank	$765,000.00
18080280	24081	10022	The Community Bank	$6,588,185.50
18080281	24081	10022	The Community Bank	$1,218,964.34
18080600	24081	10022	The Community Bank	$95,250.00
18080603	24081	10022	The Community Bank	$103,500.00
18080621	24081	10022	The Community Bank	$42,848.16
18080622	24081	10022	The Community Bank	$183,750.00
18080692	24081	10022	The Community Bank	$124,500.00
18080695	24081	10022	The Community Bank	$202,133.00
18080773	24081	10022	The Community Bank	$286,783.11
19040552	24081	10022	The Community Bank	$172,520.12
19050956	24081	10022	The Community Bank	$141,892.38
19071189	24081	10022	The Community Bank	$11,947.76
19080705	24081	10022	The Community Bank	$2,237,720.26
60162956	24081	10021	Franklin Bank	$29,023.47
60163106	24081	10021	Franklin Bank	$874,536.51
81062590	24081	10048	Omni Bank	$384,755.50
81079454	24081	10048	Omni Bank	$681,841.02
81172745	24081	10048	Omni Bank	$1,474,809.59
81191795	24081	10048	Omni Bank	$4,304,765.07
81193171	24081	10048	Omni Bank	$169,588.10
81223499	24081	10048	Omni Bank	$5,087,920.28
81229025	24081	10048	Omni Bank	$200,152.79
81231335	24081	10048	Omni Bank	$1,731,408.62
81234389	24081	10048	Omni Bank	$1,895,238.43
81251656	24081	10048	Omni Bank	$1,099,999.91
81251789	24081	10048	Omni Bank	$363,913.66
81277743	24081	10048	Omni Bank	$6,987,388.71
81279252	24081	10048	Omni Bank	$470,987.49
81282304	24081	10048	Omni Bank	$4,178,570.28
81344229	24081	10048	Omni Bank	$1,957,494.44
81362685	24081	10048	Omni Bank	$2,599,589.43
81379549	24081	10048	Omni Bank	$2,564,009.53

MULTIBANK 2009-1 CML ADC

Acct No	Pool #	Fund Id	Institution Name	Current Balance
81390420	24081	10048	Omni Bank	$5,495,000.00
81390446	24081	10048	Omni Bank	$1,107,500.00
81390462	24081	10048	Omni Bank	$405,691.94
81390470	24081	10048	Omni Bank	$288,108.81
81390496	24081	10048	Omni Bank	$3,076,292.81
81390503	24081	10048	Omni Bank	$2,035,000.00
81390511	24081	10048	Omni Bank	$1,218,051.62
173465980	24080	10030	1st Centennial	$4,594,578.81
173479980	24080	10030	1st Centennial	$11,062,500.00
173503680	24080	10030	1st Centennial	$1,332,500.00
173504280	24080	10030	1st Centennial	$3,055,250.00
173517780	24080	10030	1st Centennial	$2,754,486.23
173520180	24080	10030	1st Centennial	$4,671,033.06
173521680	24080	10030	1st Centennial	$2,885,485.57
173522580	24080	10030	1st Centennial	$3,030,700.99
173525580	24080	10030	1st Centennial	$1,151,079.37
190223850	24080	10021	Franklin Bank	$14,865,546.08
190223851	24080	10021	Franklin Bank	$1,034,197.43
190223852	24080	10021	Franklin Bank	$1,687,078.02
190223853	24080	10021	Franklin Bank	$2,307,680.04
190223855	24080	10021	Franklin Bank	$595,141.82
190223856	24080	10021	Franklin Bank	$2,009,597.80
190223857	24080	10021	Franklin Bank	$939,945.75
190223858	24080	10021	Franklin Bank	$1,530,813.06
400006700	24081	10019	Freedom Bank	$1,497,530.88
400084800	24081	10019	Freedom Bank	$83,546.92
400126300	24081	10019	Freedom Bank	$510,579.42
400129900	24081	10019	Freedom Bank	$2,407,536.66
400164700	24081	10019	Freedom Bank	$1,605,022.32
400167000	24081	10019	Freedom Bank	$882,442.09
400188500	24081	10019	Freedom Bank	$280,369.55
400190200	24081	10019	Freedom Bank	$1,400,000.00
400193400	24081	10019	Freedom Bank	$3,255,492.63
400195000	24081	10019	Freedom Bank	$600,000.00
400220500	24081	10019	Freedom Bank	$206,618.34
400350500	24081	10036	First Bank Financial	$191,473.97
400369200	24081	10036	First Bank Financial	$95,631.88
400493700	24081	10012	Integrity Bank	$1,085,431.29
400628400	24081	10012	Integrity Bank	$570,998.34
400696100	24081	10036	First Bank Financial	$392,618.80
400785800	24081	10012	Integrity Bank	$1,465,938.08
400791000	24081	10012	Integrity Bank	$4,666,422.38
400892300	24081	10036	First Bank Financial	$70,000.00

MULTIBANK 2009-1 CML ADC

Acct No	Pool #	Fund Id	Institution Name	Current Balance
401395600	24081	10048	Omni Bank	$413,495.37
401786800	24081	10048	Omni Bank	$749,016.73
401877100	24081	10048	Omni Bank	$926,244.72
402706900	24081	10047	First City Bank of Stockbridge	$109,707.58
402735900	24081	10047	First City Bank of Stockbridge	$600,032.98
402745600	24081	10047	First City Bank of Stockbridge	$196,277.59
403070800	24081	10047	First City Bank of Stockbridge	$611,000.00
403150300	24081	10047	First City Bank of Stockbridge	$1,677,425.00
403205500	24081	10047	First City Bank of Stockbridge	$487,500.00
403210500	24081	10047	First City Bank of Stockbridge	$48,000.00
403217600	24081	10047	First City Bank of Stockbridge	$1,725,456.79
403228100	24081	10047	First City Bank of Stockbridge	$449,768.78
403277900	24081	10047	First City Bank of Stockbridge	$425,000.00
403357200	24081	10047	First City Bank of Stockbridge	$13,000.00
403366600	24081	10047	First City Bank of Stockbridge	$19,270.55
425417666	24080	10030	1st Centennial	$868,315.77
442448700	24081	10025	First Georgia Community Bank	$453,267.44
442482700	24081	10025	First Georgia Community Bank	$905,366.36
442514900	24081	10025	First Georgia Community Bank	$172,809.07
442521300	24081	10025	First Georgia Community Bank	$660,000.00
442581800	24081	10025	First Georgia Community Bank	$1,342,429.90
442614300	24081	10025	First Georgia Community Bank	$551,637.22
601548019	24081	10021	Franklin Bank	$19,937.36
601620240	24081	10021	Franklin Bank	$226,450.00
700015365	24081	10027	Haven Trust Bank	$681,164.99
700018104	24081	10027	Haven Trust Bank	$150,000.00
700018252	24081	10027	Haven Trust Bank	$88,329.40
700018260	24081	10027	Haven Trust Bank	$112,416.30
700018278	24081	10027	Haven Trust Bank	$120,433.77
700019482	24081	10027	Haven Trust Bank	$900,000.00
700020407	24081	10027	Haven Trust Bank	$688,000.00
700025604	24081	10027	Haven Trust Bank	$645,347.26
700026750	24081	10027	Haven Trust Bank	$4,047,462.25
700027147	24081	10027	Haven Trust Bank	$1,362,055.11
700029341	24081	10027	Haven Trust Bank	$3,742,484.80
700031156	24081	10027	Haven Trust Bank	$166,606.78
700031370	24081	10027	Haven Trust Bank	$624,670.14
700031545	24081	10027	Haven Trust Bank	$3,097,828.82
700031818	24081	10027	Haven Trust Bank	$1,366,151.96
700031875	24081	10027	Haven Trust Bank	$2,117,480.15
700032261	24081	10027	Haven Trust Bank	$236,755.29
700032345	24081	10027	Haven Trust Bank	$188,621.28
700032444	24081	10027	Haven Trust Bank	$725,000.00

MULTIBANK 2009-1CML ADC

Acct No	Pool#	Fundld	Institution Name	Current Balance
700032741	24081	10027	Haven Trust Bank	$40,091.43

345				$799,171,415.14

EXHIBIT B

ELECTRONIC TRACKING AGREEMENT

[NOT APPLICABLE]

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8	B-1

SCHEDULE 1

LIST OF VARIOUS FAILED FINANCIAL INSTITUTIONS

COMMERCIAL ADC

Bank Name	City	State	Fund	Closing Date
Columbian Bank and Trust	Topeka	KS	10011	August 22, 2008
Integrity Bank	Alpharetta	GA	10012	August 29, 2008
Silver State Bank	Henderson	NV	10013	September 5, 2008
Freedom Bank	Bradenton	FL	10019	October 31, 2008
Security Pacific Bank	Los Angeles	CA	10020	November 7, 2008
Franklin Bank, SSB	Houston	TX	10021	November 7, 2008
The Community Bank	Loganville	GA	10022	November 21, 2008
First Georgia Community Bank	Jackson	GA	10025	December 5, 2008
Haven Trust Bank	Duluth	GA	10027	December 12, 2008
Bank of Clark County	Vancouver	WA	10029	January 16, 2009
1st Centennial Bank	Redlands	CA	10030	January 23, 2009
MagnetBank	Salt Lake City	UT	10031	January 30, 2009
FirstBank Financial Services	McDonough	GA	10036	February 6, 2009
Silver Falls Bank	Silverton	OR	10041	February 20, 2009
FirstCity Bank	Stockbridge	GA	10047	March 20, 2009
Omni National Bank	Atlanta	GA	10048	March 27, 2009

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8	SCHEDULE 1 1

SCHEDULE 2

FEE SCHEDULE

The fee to paid to the Servicer for the services to be performed by Servicer pursuant to Schedule 3 of the Servicing Agreement (the “Servicing Obligations”) shall be equal to the sum of: (i) the cost actually incurred by the Servicer in the performance of such Servicing Obligations, consistent with the Servicing Standard, including an amount of overhead for the Servicer reasonably allocated relative to the requirements to perform the Servicing Obligations, plus (ii) an amount necessary for Servicer to achieve an overall 25% profit margin, or such fee as is otherwise more particularly detailed in a business plan prepared by the Servicer and agreed to by the Manager, which business plan may also set forth the manner in which the Servicing Obligations shall be performed and itemize the expenses comprising the cost described in (i) above and which business plan may be amended from time to time by the mutual agreement of the Manager and the Servicer to reflect any changes in the Servicing Obligations and/or the manner of performing such Servicing Obligations.

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8	SCHEDULE 2 1

SCHEDULE 3

SERVICING OBLIGATIONS

Servicer will perform all duties related to the maintenance of all Loans on Servicer’s loan servicing systems and will perform the servicing responsibilities specifically set forth below, in accordance with the Servicing Standards and subject to a more detailed responsibility matrix to be agreed upon in writing by Manager and Servicer:

•	Boarding of all Loans on loan servicing systems including all data (subject to such data being made available to Servicer) necessary to:

•

properly calculate principal and interest payments and all other amounts due and payable under the Loan Documents and invoice non-delinquent Borrowers for payment on a monthly basis from and after the relevant Servicing Transfer Date(s).

•	determine the balance of amounts posted to Borrower escrow accounts as transferred from the Interim Servicers.

•

Record changes in principal and other outstanding balances as necessary to reflect additional Funding Advances, capitalization of advances for Borrower expenses, as permitted under the Loan Documents, modifications of amounts due pursuant to executed legal documents, partial payments or pre-payments and/or other changes or corrections as directed from time-to-time by written authorization from the Manager.

•	Maintain records on loan system(s) of all known Underlying Collateral that is security for the Loans being serviced.

•

Ensure that, within sixty (60) days of the date on which a Loan is boarded, all Uniform Commercial Code (UCC) filings required to maintain perfection in any Underlying Collateral are properly maintained.

•

Post payments received from Borrowers to their Loan record and apply them to outstanding balances according to the priority as set forth in the Loan Documents and in conjunction with a posting waterfall based on account delinquency as mutually agreed by Manager and Servicer.

•	Remit by wire transfer all Loan related non-escrow cash collections over to the Collection Account maintained by the Custodian within 2 Business Days of acceptance.

•	Establish escrow accounts for all Loans, the funds of which are to be disbursed, with respect to delinquent or non-performing Loans, as directed by Manager.

•

For non-delinquent escrowed Loans, maintain Borrower escrow accounts in sufficient amounts as deemed necessary for the payment of insurances, taxes and other amounts as required for purposes of the escrow accounts as established, including making the appropriate disbursements timely and the performance of escrow analysis to determine the timing and amount to be paid by Borrowers into the escrow accounts for prompt payment of such amounts when due.

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8	SCHEDULE 3 1

•

Monitoring the maintenance of required insurances by the Borrower on any Underlying Collateral and cause to be put into place any hazard insurance that the Borrower does not have in place in sufficient amounts as required by the Loan Documents or as deemed necessary based on what is customary for the area in which the Underlying Collateral is located.

•	Substituting each of the Manager and the Company as a loss-payee on all Loan related insurance on the Underlying Collateral.

•	Obtain tax contracts on all assets (at Manager’s expense) as instructed by Manager

•

For Loans with tax contracts, monitor the payment of real estate taxes on all Loans and ensure prompt payment of amounts due whether paid from Borrower escrow funds or as a property protection advance.

•

Make timely payments for any other expense to be paid on behalf of a Borrower on any Underlying Collateral deemed a property protection advance, subject to a Manager approval process to be established by mutual agreement of the Manager and the Servicer.

•	Tracking on a Loan level all such expenses and disbursements made for future billing or recovery from Borrower.

•	Produce tax forms and send to Borrowers as required by the IRS.

•	Prepare in connection with Manager and send to Borrower, correspondence for the following:

•	Goodbye/hello letters regarding transfer of ownership and servicing

•	Monthly payment invoicing on non-delinquent accounts

•	Escrow analysis on escrowed Loans

•	Payoff/estoppel letters

•	Other standard correspondence as required to meet the Servicer obligations in this Schedule 3, as requested by Manager

•

Provide Loan level reporting monthly, annually and at such other times and in such form and manner as reasonably requested from time to time by Manager (in electronic as well as hard copy to the extent practical) including but not limited to: o Monthly electronic report on the Loans detailing collections, disbursements, funding advances, payoffs, modifications, write-offs and transfers of Loans to real estate owned and such other information readily available as shall be requested by the Manager.

•

Loan trial balance as of the end of each month providing outstanding balances for all amounts due from Borrowers including a detail of all cash transactions and other account adjustments that occurred for each Borrower during the month.

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8	SCHEDULE 3 2

•	Provide inquiry access at all times by Servicer to loan servicing system(s) or equivalent for Loan and Underlying Collateral information maintained thereon.

•	Maintain and register such Loans on the MERS System as are required to be so maintained and registered.

•	Provide dedicated inbound toll-free number for Borrower inquiries and contact

•	Route inbound calls to the appropriate asset manager of Manager or as otherwise instructed by Manager

•	Provide Manager access to, and training with respect to, loan servicing, asset management and document management system(s) and, to the extent required, providing licenses to Manager related thereto.

•	Mutually develop process to deliver hard copy or imaged servicing files to asset managers of Manager at remote offices, or as otherwise instructed by Manager.

•	Manage trailing documents and capture into the imaged or hard copy servicing files

•	Manage all inbound tax and insurance correspondence

Servicer will perform the following function as requested by Manager upon mutual agreement of fees:

•

Recalculate the principal balance, accrued interest, default interest, late fees and all other amounts shown as outstanding as of the Cut-Off Date based on the Loan Documents and the re-application of historical payments made by the Borrowers to date.

Servicer will perform such other services and/or functions and prepare such other documentation as may be requested by Manager and accepted by Servicer and upon mutual agreement of fees for such services, which when agreed upon will be added to Schedule 2.

Notwithstanding anything in the Servicing Agreement to the contrary, the Servicer will only be performing the services and taking the actions specifically set forth on this Schedule 3 and such other services and/or actions as shall be agreed upon in accordance with the preceding paragraph and any references in the Servicing Agreement to other services or reporting requirements with respect to such services shall not be applicable to Servicer. In the event of a conflict between the provisions of this Schedule 3 and the Servicing Agreement, the limitations and restrictions set forth in this Schedule 3 shall prevail.

Servicer shall have no obligation to advance any funds to pay for any expenses or obligations of any Borrower, the Company or the Manager or to pay for any Servicing

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8	SCHEDULE 3 3

Expenses, including, without limitation, any Servicer Advances, or Funding Draws. Any and all such draws, advances and expenses will only be incurred at such time as Manager has provided the funds to incur such expenses and/or to make such advances, or as otherwise, and in a manner, mutually agreed to by Manager and Servicer.

For the purposes of the services set forth on this Schedule 3, the defined term Servicing Standards and the standard of care to be used by the Servicer in connection with Loans and/or REO Properties shall be as defined in the Servicing Agreement without reference to the Ancillary Documents and the LLC Operating Agreement and the servicing requirements set forth therein. To the extent that the consent of the Manager is required in connection with the services to be performed by Servicer under this Schedule 3, it shall be given or withheld in accordance with the Servicing Standard for the Manager as defined in the LLC Operating Agreement.

For purposes of clarification of Section 2.5, the Servicer shall not be deemed to have received a loan payment for deposit into the Collection Account until it has accepted such payment which Servicer shall do only if it reasonably determines that the loan payment was properly made without condition or settlement endorsement and meets all payment acceptance conditions mutually agreed upon by Manager and Servicer.

The Manager agrees to indemnify and hold the Servicer and its Affiliates, principals, officers, directors, trustees, representatives, employees, agents and any Subservicers, as and to the extent permitted under the Servicing Agreement (each a “Servicer Indemnitee” and collectively the “Servicer Indemnitees”) harmless from and against any and all claims, losses, costs and damages that any Servicer Indemnitee may incur or suffer in connection with (i) the Manager’s material breach or failure to act in accordance with the terms of the Servicing Agreement, (ii) specific actions or inactions of the Servicer Indemnitee at the Manager’s express direction, (iii) the performance by the Servicer of its duties to the extent such performance is in compliance with the Servicing Agreement and this Schedule 3 and (iv) claims raised after the Termination of the Servicer that do not relate to Servicer Indemnitee’s acts or failure to act.

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8	SCHEDULE 3 4

SCHEDULE 4

REIMBURSEMENT OF SERVICER ADVANCES

Servicer shall have no obligation to advance any funds to pay for any expenses or obligations of any Borrower, the Company or the Manager or to pay for any Servicing Expenses, including, without limitation, any Servicer Advances, or Funding Draws. Any and all such draws, advances and expenses will only be incurred at such time as Manager has provided the funds to incur such expenses and/or to make such advances, unless otherwise, and in a manner, mutually agreed to by Manager and Servicer.

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8	SCHEDULE 4 1

SCHEDULE 5

FORM OF ELECTRONIC REPORT ON THE LOANS AND COLLATERAL

The Form of Electronic Report on the Loans and Collateral shall contain such information fields as are maintained by the Servicer and required to be contained in (i) the Distribution Date Report, as set forth in the Custodial and Paying Agency Agreement, and (ii) the Monthly Report, as set forth in the LLC Operating Agreement.

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8	SCHEDULE 5 1

SCHEDULE 6

TERMINATION WITHOUT CAUSE

Pursuant to Section 7.3(a) of the Servicing Agreement, the Manager may terminate the Servicing Agreement, at any time, without cause, by providing Servicer with a Termination Notice at least 90 days prior to the effective date of such termination. If the Manager elects to terminate the Servicing Agreement without cause (and for purposes of this Schedule 6 “without cause” shall include a termination caused by a default under Sections 7.1 (g) or (h) of the Servicing Agreement, unless arising out of a Default by Servicer under the Servicing Agreement) the Manager shall pay to Servicer a termination fee equal to (X) $350 per Loan transferred at the time of termination, and (Y) reasonable actual third party out of pocket costs and expenses (i) incurred by Servicer that are directly attributable to termination of the Servicing Agreement or (ii) were incurred and paid by Servicer, in connection with the performance of its Servicing Obligations hereunder, prior to termination of the Servicing Agreement (and for which there will no longer exist (following termination of the Servicing Agreement) revenue to offset the prepayment of such costs [i.e. software licenses, etc.]), which costs and expenses were not paid or reimbursed by Manager, as liquidated damages and not as a penalty and which is intended to be an approximation of the loss to be suffered by Servicer in connection with the termination of the Servicing Agreement. In the event that Manager elects to transfer any Loan, other than as part of the termination of the Servicing Agreement, from Servicer to another servicer (that is not an Affiliate of Servicer), Manager shall pay to Servicer a deboarding fee of $350 per Loan transferred.

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8	SCHEDULE 6 1

SCHEDULE 7

BUSINESS PLANS AND CONSOLIDATED BUSINESS PLANS

None.    It is not contemplated that the Servicer will prepare Business Plans or Consolidated Business Plans and Servicer shall have no obligation to prepare or submit Business Plans notwithstanding the provisions of Section 5.2(h) of the Servicing Agreement.

Multibank Structured Transaction 2009-1 CML-ADC Servicing Agreement 60866260_8	SCHEDULE 7 1